Form 20-F
period 2022-12-31
Lloyds Banking Group plc
filed 2023-02-24
CIK 1160106

As filed with the Securities and Exchange Commission on 24 February 2023
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2022
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
25 Gresham Street
London EC2V 7HN
United Kingdom
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary shares of nominal value 10 pence each, represented by American Depositary Shares		The New York Stock Exchange
$1,500,000,000 4.344% Subordinated Securities due in 2048	LYG48A	The New York Stock Exchange
$1,175,176,000 3.369% Subordinated Notes due 2046	LYG46	The New York Stock Exchange
$824,033,000 5.300% Subordinated Securities due 2045.	LYG45	The New York Stock Exchange
$1,000,000.000 7.953% Fixed Rate Reset Subordinated Debt Securities due 2033	LYG33A	The New York Stock Exchange
$1,250,000,000 4.976% Senior Callable Fixed-to-Fixed Rate Notes due 2033	LYG33	The New York Stock Exchange
£500,000,000 1.985% Subordinated Notes due 2031	LYG31	The New York Stock Exchange
$1,000,000,000 3.750% Senior Callable Fixed-to-Fixed Rate Notes due 2028	LYG28D	The New York Stock Exchange
$1,250,000,000 4.550% Senior Notes due 2028	LYG28C	The New York Stock Exchange
$1,500,000,000 4.375% Senior Notes due 2028	LYG28B	The New York Stock Exchange
$1,750,000,000 3.574% Senior Notes due in 2028 (callable in 2027)	LYG28A	The New York Stock Exchange
$1,000,000,000 1.627% Senior Notes due 2027	LYG27A	The New York Stock Exchange
$1,250,000,000 3.750% Senior Notes due 2027	LYG27	The New York Stock Exchange
$1,250,000,000 4.716% Senior Callable Fixed-to-Fixed Rate Notes due 2026	LYG26C	The New York Stock Exchange
$1,000,000,000 3.511% Senior Callable Fixed-to-Fixed Rate Notes due 2026	LYG26B	The New York Stock Exchange
$1,000,000,000 2.438% Senior Notes due 2026	LYG26A	The New York Stock Exchange
$1,500,000,000 4.650% Subordinated Securities due 2026.	LYG26	The New York Stock Exchange
$1,500,000,000 3.870% Senior Notes due 2025	LYG25B	The New York Stock Exchange
$1,500,000,000 4.450% Senior Notes due 2025	LYG25A	The New York Stock Exchange
$1,327,685,000 4.582% Subordinated Securities due 2025	LYG25	The New York Stock Exchange
$1,250,000,000 3.500% Senior Notes due 2025	LYG/25	The New York Stock Exchange
$1,000,000,000 0.695% Senior Notes due 2024	LYG24B	The New York Stock Exchange
$1,000,000,000 3.900% Senior Notes due 2024	LYG24A	The New York Stock Exchange
$1,000,000,000 4.500% Subordinated Securities due 2024	LYG24	The New York Stock Exchange
$1,750,000,000 4.050% Senior Notes due 2023	LYG23A	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
8.500% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities (Callable March 27, 2028 and on any day until the First Reset Date on September 27, 2028 and on any day in the period six months before any subsequent Reset Date)
8.500% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities (Callable September 27, 2027 and on any day until the First Reset Date on March 27, 2028 and on any day in the period six months before any subsequent Reset Date)
7.500% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities
6.750% Callable Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities
5.125% Callable Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities
The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2022 was:

Ordinary shares, nominal value 10 pence each	67,287,852,204
Preference shares, nominal value 25 pence each	343,414,648
Preference shares, nominal value 25 cents each	86,617
Preference shares, nominal value 25 Euro cents each	Nil
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☒ Accelerated filer ☐ Non-Accelerated filer ☐ Emerging Growth Company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Certain disclosures required by IFRS have been included in sections highlighted as ‘Audited’ within the Operating and financial review and prospects section of this Annual Report on Form 20-F on pages 22 to 102. Disclosures marked as audited indicate that they are within the scope of the audit of the financial statements taken as a whole; these disclosures are not subject to a separate opinion.
In this annual report, amounts described as ‘statutory’ refer to amounts included within the Group’s consolidated financial statements.
Lloyds Banking Group publishes its consolidated financial statements expressed in British pounds (‘pounds Sterling’, ‘Sterling’ or ‘£’), the lawful currency of the UK. In this annual report, references to ‘pence’ and ‘p’ are to one-hundredth of one pound Sterling; references to ‘US Dollars’, ‘US$’ or ‘$’ are to the lawful currency of the United States (the US); references to ‘cent’ or ‘c’ are to one-hundredth of one US Dollar; references to ‘Euro’ or ‘€’ are to the lawful currency of the member states of the European Union (EU) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to ‘Euro cent’ are to one-hundredth of one Euro; and references to ‘Japanese Yen’, ‘Japanese ¥’ or ‘¥’ are to the lawful currency of Japan. Solely for the convenience of the reader, this annual report contains translations of certain pounds Sterling amounts into US Dollars at specified rates. These translations should not be construed as representations by Lloyds Banking Group that the pounds Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate in New York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate) in effect on 31 December 2022. The Noon Buying Rate on 31 December 2022 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds Sterling, and therefore US Dollar amounts appearing in this annual report may differ significantly from actual US Dollar amounts which were translated into pounds Sterling in the preparation of the consolidated financial statements in accordance with IFRS.

BUSINESS OVERVIEW
Lloyds Banking Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2022, Lloyds Banking Group’s total assets were £877,829 million and Lloyds Banking Group had 59,354 employees (on a full-time equivalent basis). Lloyds Banking Group plc’s market capitalisation at that date was £30,555 million. The Group reported a profit before tax for the year ended 31 December 2022 of £6,928 million, and its capital ratios at that date were 19.7 per cent for total capital, 17.1 per cent for tier 1 capital and 15.1 per cent for common equity tier 1 capital.
Set out below is the Group’s summarised income statement for each of the last two years:

	2022 £m	2021 £m
Net interest income	13,957	9,366
Other income	(8,149)	28,078
Total income	5,808	37,444
Insurance claims and changes in insurance and investment contract liabilities	12,401	(21,120)
Total income, net of insurance claims and changes in insurance and investment contract liabilities	18,209	16,324
Operating expenses	(9,759)	(10,800)
Impairment (charge) credit	(1,522)	1,378
Profit before tax	6,928	6,902
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
At 31 December 2022, the Group’s three primary operating divisions, which are also its financial reporting segments, were: Retail; Commercial Banking; and Insurance, Pensions and Investments. Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Commercial Banking serves small and medium businesses as well as corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services. Insurance, Pensions and Investments offers insurance, investment and pension management products and services.
Profit before tax is analysed on pages 24 to 29 on a statutory basis and, for the Group’s segments, on pages 30 to 35 on an underlying basis. The key principles adopted in the preparation of this basis of reporting are described on page 30. The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on an underlying basis. IFRS 8, Operating Segments requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying profit before tax in note 4 to the financial statements in compliance with IFRS 8. The table below shows the results of Lloyds Banking Group’s segments in the last two fiscal years, and their aggregation. Further information on non-GAAP measures and the reconciliations required by the Securities and Exchange Commission’s Regulation G are set out on pages 30 to 31 and F-34 to F-41.

	2022 £m	2021[1,2] £m
Retail	4,497	4,832
Commercial Banking	1,861	1,844
Insurance, Pensions and Investments	391	281
Other	699	579
Underlying profit before tax	7,448	7,536
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2    During 2022, the Group revised its liquidity transfer pricing methodology impacting segmental net interest income. Comparative underlying profit before tax has been presented on a consistent basis.
Lloyds Banking Group plc was incorporated as a public limited company and registered in Scotland under the UK Companies Act 1985 on 21 October 1985 with the registered number SC095000. Lloyds Banking Group plc’s registered office is The Mound, Edinburgh EH1 1YZ, Scotland, and its principal executive offices in the UK are located at 25 Gresham Street, London EC2V 7HN, telephone number +44 (0)20 7626 1500.

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
Pursuant to two placing and open offers which were completed by the Company in January and June 2009 and the Rights Issue completed in December 2009, the UK Government acquired 43.4 per cent of the Company’s issued ordinary share capital. Following sales of shares in September 2013 and March 2014 and the completion of trading plans, the UK Government completed the sale of its shares in May 2017, returning the Group to full private ownership.
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
On 22 February 2023, the Group announced that it had acquired 100 per cent of the ordinary share capital of Hamsard 3352 Limited ("Tusker"), which together with its subsidiaries operates a vehicle management and leasing business. The acquisition will enable the Group to expand its salary sacrifice proposition within motor finance.

STRATEGY OF LLOYDS BANKING GROUP
Lloyds Banking Group is the largest bank and sole integrated provider of banking, insurance and wealth propositions in the UK. The Group's strong foundations have created distinctive competitive strengths. It has leading customer franchises with trusted brands, significant data assets and leading market shares. Alongside this, the Group has a strong balance sheet, disciplined risk management and an efficient business model, operating at scale with strong cost discipline.
The Group’s purpose of Helping Britain Prosper drives its business model and strategic participation choices. The Group’s strategy has a clear vision to be a UK-customer focused digital leader and integrated financial services provider, capitalising on new opportunities, at scale. To this end the Group is embedding delivery of broader stakeholder outcomes in its strategy and the way it creates value to be a truly purpose-driven organisation.
Through its strategy, Lloyds Banking Group aims to transform its business, creating greater, more sustainable value for all stakeholders. The Group expects to drive revenue growth and diversification across all its main businesses, with a particular focus on deepening and innovating in Consumer, creating a new Mass Affluent offering, digitising and diversifying the SME business and targeting its Corporate and Institutional offering. The Group is also focusing on strengthening cost and capital efficiency, together built off a powerful enabling platform maximising the potential of people, technology and data to support the business ambitions. The strategy will enable the Group to deliver higher, more sustainable returns and capital generation.
This section contains forward looking statements, please refer to forward looking statements on page 190.

BUSINESS
BUSINESS AND ACTIVITIES OF LLOYDS BANKING GROUP
On 1 July 2022 the Group adopted a new organisation structure, aligned to its strategic objectives and existing three customer-facing divisions. Disclosure is based on three divisions, reflecting the presentation of operating results regularly reviewed by the Group's chief operating decision maker (the Group Executive Committee) to make decisions about the allocation of resources and to assess performance. To reflect the new organisation structure, the Group migrated certain business units between these divisions, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail. Comparatives have been restated accordingly.
Further information on the Group’s financial reporting segments is set out on pages 32 to 34 and in note 4 to the financial statements.

MATERIAL CONTRACTS
The Company and its subsidiaries are party to various contracts in the ordinary course of business.

ENVIRONMENTAL MATTERS
Our environmental sustainability strategy
As a Group that supports many sectors of our economy through our lending, investments, products and services we recognise our role in helping to enable the transition to a low carbon future.
Transitioning to net zero is a universal endeavour and will depend on government, industry and wider society acting together, alongside significant technological advancement in high-emitting sectors. We will actively manage our climate risks and hold ourselves to account to do all we can in how we run our own business.
Our priority is to be a constructive partner in the transition and support our clients throughout their transition journeys. Where we don't see the level of commitment or progress we believe is necessary to keep key climate ambitions within reach, we reserve the right to change or exit those relationships.
Like everyone working to support the transition, we are constantly refining our data and approach, seeking to embed sustainability across our business. There are a lot of unknowns in the transition to net zero, but we can't let these be a barrier to ambition.
Our approach is a core part of our business strategy, with key sustainability objectives aligned to our priorities of Grow, Focus and Change. We have set ambitions and have developed sector-specific targets for our Bank financed emissions. We have also set ambitions covering our supply chain and own operations. In order to deliver against these ambitions and targets, we have identified key priorities as set out below:

Environmental sustainability strategy

Our purpose is Helping Britain Prosper

We Help Britain Prosper by creating a more sustainable and inclusive future for people and businesses, shaping finance as a force for good.

Tackling the climate crisis through supporting the transition to a low carbon economy is core to our Group strategy and underpins our four focus areas to deliver on our purpose:

- Creating a more inclusive future
- Improving access to quality housing
- Enabling regional development
- Greening the built environment

	Grow	Focus	Change
Our Group strategy See our 2022 annual report and accounts	**Drive revenue growth and diversification**	**Strengthen cost and capital efficiency**	**Maximise the potential of people, technology and data**
Climate strategy objectives	Capitalising on the opportunities of the transition.	Managing our climate-related risks, supply chain and operations.	Embedding sustainability in all that we do.
Ambitions and targets	• 2030 and 2050 ambitions for: Bank and Scottish Widows financed emissions, own operations and supply chain emissions • 2024 targets for Bank sustainable lending targets • 2025 target for Scottish Widows investment in climate-aware strategies		
Priorities to deliver	• Growth through green lending, investments, products and services • Use our voice and collaborate with others to drive wider action	• Exiting the most damaging activities, identifying and managing our risks • Net zero operations and supply chain	• Educate and empower our people to support us to deliver • Use climate data and cross-Group approaches to support UK businesses and our own transition
Reporting output	• Environmental sustainability report

BUSINESS
Summary of TCFD recommendations and our progress against these
We have been continually making progress against the TCFD recommendations and enhancing our climate-related financial disclosures since our 2018 Annual Report on Form 20-F. We comply with the FCA’s Listing Rule 9.8.6R(8) and make disclosures consistent with the 2021 TCFD recommendations and recommended disclosures across all four of the TCFD pillars: Strategy; Governance; Risk Management; and Metrics and Targets.
We will continue to assess and develop our disclosures against the TCFD recommendations and recommended disclosures in 2023, considering relevant TCFD guidance and materials and evolving best practice.
The table below also provides an overview of our disclosure progress and priorities for 2023.
In addition to the compliance above, entities within our Insurance, Pensions and Investment business which are incorporated as part of our Scottish Widows Group are required to report in compliance with the FCA ESG Sourcebook (set via FCA PS21/24) reporting requirements for the period ended 31 December 2022. This additional compliance will be met through the publication of a separate Scottish Widows TCFD report, which is due to be published by 30 June 2023.

	Recommendation	Recommended disclosures	Summary of progress
Strategy	Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's business, strategy and financial planning where such information is material	A: Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term
•Key climate-related risk and opportunities identified within the potential time horizons over which they may arise defined
•In 2023 we will look to further quantify risks and opportunities in relation to climate risk
•Financial statements consider the impact of climate-related risks on of financial position and performance
•Continue to embed climate risk into financial planning process. Climate considerations factored into the economic base case and financed emissions ambitions considered as part of the forecasting process
•In 2023 net zero targets strategies will be set for some remaining high emitting sectors
•Expand the balance sheet assets covered by the forecasting process, and Partnership for Carbon Accounting Framework (PCAF) methodology updates
•Embed monitoring of sector targets into reporting process so that climate considerations form part of the Group's regular decision making
•Climate scenario analysis performed for areas such as mortgage flood risk and transition risk for commercial portfolios
•The insights from this scenario analysis will be used to support the Group's measurement of Expected Credit Loss (ECL) and Internal Capital Adequacy Assessment Process (ICAAP)
•Continue to monitor our exposure to high risk sectors and proposed actions to support transition
•Scottish Widows Group (SWG) developing scenario analysis model to inform business decisions. Output to be published in the 2022 SWG TCFD report
•In 2023 scenario analysis will be used to support forecasts and plans. We will compare scenario modelling outputs generated to inform strategic approach
•Specific areas of development are understanding the impacts of some of our highest emitting sectors such as agriculture as well as integrating scenario analysis insights into the credit decision making process

B: Describe the impact of climate-related risks and opportunities on the organisation's business, strategy and financial planning
C: Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario
Metrics and Targets	Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material	A: Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process
•Developed additional 2030 emissions reduction targets, covering some of the UK's hardest to abate and most material sectors including homes, transport and energy
•Progress monitored against our net zero ambitions, including measures related to our financed emissions, own operations, supply chain emissions and sustainable finance
•2023 plan to enhance metrics to monitor our progress against our targets and ambitions and explore methodology in relation to nature
•Disclosed Scope 1, 2 and 3 emissions for our own operations and supply chain. Continue to develop our approach to calculating financed emissions updated to period ended 2020
•In 2023 we will extend our asset coverage from a financed emissions perspective to cover additional business areas
•In 2023 we will develop targets for other high carbon sectors for release in 2024

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
•Governance structure provides clear oversight and ownership of the Group’s sustainability strategy and management of climate risk at Board and Executive levels
•The Board is engaged on a regular basis on our sustainability agenda
•In 2023, Board will consider our response to nature along with approval of our sector targets for some of our remaining sectors. Continue to monitor progress against our targets and ambitions
•The Group Net Zero Committee to provides direction and oversight of the Group environmental sustainability strategy, supported by climate and sustainability steering groups of committees, alongside oversight of climate risk at Group Risk Committee
•Key committee oversight in 2022 include approval of our sector ambitions and external sector statements

B: Describe management’s role in assessing and managing climate-related risks and opportunities
Risk Management	Disclose how the organisation identifies, assesses, and manages climate-related risks	A: Describe the organisation’s process for identifying and assessing climate-related risks
•We have continued to embed climate risk into our activities and Enterprise Risk Management Framework, through consideration of climate risk as its own principal risk, and integration into other principal risks materially impacted
•The Group Climate Risk Policy to provides an overarching framework for the management of climate risks across the Group
•Assessment of climate risk has been undertaken to understand the key risks across the Group
•Ongoing development of climate risk assessment tools and methodologies, including our qualitative climate risk assessment tool in Commercial Banking
•Consideration of climate risk incorporated within our existing risk management processes, embedding relevant controls to mitigate these risks
•Key risks include credit risk, insurance underwriting, conduct risk and operational resilience
•In 2023 we will incorporate scenario analysis to inform climate risk assessments alongside further refinement to evolving processes across the Group
•Further activity in 2022 includes embedding of controls across identified climate-related risk, enhancements to risk appetite to mitigate key climate risks across the Group and further enhancement to climate risk reporting

B: Describe the organisation’s process for managing climate-related risks
C: Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management
Our emissions reduction ambitions and targets
Bank financed emissions
Work with customers, government and the market to help reduce the carbon emissions we finance by more than 50% by 2030 on the path to net zero by 20501 or sooner.
Scottish Widows financed emissions
Target halving the carbon footprint2 of our investments by 2030 on the path to net zero by 20503.
Supply chain
Reduce the carbon emissions we generate through our supply chain by 50% by 2030 on the path to net zero by 2050 or sooner4.
Own operations
We will achieve net zero carbon operations by 2030 and reduce our direct carbon emissions by at least 75%, while also reducing energy consumption across our operations by 50%, and limiting travel-related carbon emissions by 50% compared to a pre-COVID 19 baseline5.
1    From a 2018 baseline.
2    Carbon footprint is a measure of carbon intensity calculated as absolute value of emissions applicable to an investment divided by the value of investment.
3    From a 2019 baseline.
4    From a 2021/2022 baseline.
5    All from a 2018/2019 baseline.

BUSINESS
Our sustainable lending and investment targets
We set sustainable lending and investment targets in several areas and have made process against each throughout the year

Lending and Investment Target	Progress Update
Commercial Banking £15 billion sustainable finance for corporate and institutional customers[1] by 2024	£7.9 billion achieved in sustainable finance for corporate and institutional customers in 2022
Motor £8 billion financing for EV and plug-in hybrid electric vehicles by 2024[2]	£2.1 billion achieved in financing for EV and plug-in hybrid electric vehicles in 2022
Green mortgage lending £10 billion green mortgage lending by 2024[3]	£3.5 billion achieved in green mortgages lending in 2022[4]
Scottish Widows £20-£25 billion discretionary investment in climate-aware[5] strategies by 2025	£17.5 billion achieved in discretionary investment in climate-aware strategies by end of 2022
1Corporate and institutional customers (customers with a turnover >£100m). Includes clean growth finance initiative, Commercial Real Estate green lending, renewable energy financing, sustainability linked loans and green and social bond facilitation.
2Includes new lending advances for Black Horse and operating leases for Lex Autolease (gross); includes cars and vans
3New mortgage lending on new and existing residential property that meets an Energy Performance Certificate (EPC) rating of B or higher.
4Covers the period from January 2022 to September 2022.
5We are working with our strategic fund management partners BlackRock and Schroders to develop and refine a range of funds that have a bias towards investing in companies that are adapting their businesses to be less carbon-intensive and/or developing climate solutions. £17.5 billion invested over target lifetime, with £11.7bn invested in 2022.

Our own operation progress
Reducing the environmental impact of our own operations is a key part of our sustainability strategy. We’re working towards an ambitious set of commitments to change the way we operate as a business and help to accelerate our plans to tackle climate change. In 2021 we launched an ambition to achieve net zero carbon emissions across Scope 1 and 2 by 2030, while at the same we launched targets to halve our energy consumption and maintain travel-related carbon emissions from business travel and commuting below 50% of a pre-COVID-19 baseline.
We have also maintained our legacy water and waste reduction commitments.
We’re making strong progress against our other targets, despite an increase in commuting and business travel related carbon emissions driven by higher office utilisation compared to the previous year.
We have also exceeded our water reduction target for the second consecutive year, and we will be reviewing our water efficiency pledge in 2023.

Operational climate ambition and targets[6]

Direct carbon emissions[1]
Net zero carbon operations by 2030

2030 target
We are here
36.0%
2022
25.7%
2021
2018/19 baseline
Progress (% reduction)

Energy consumption[2]
Reduce our total energy consumption by 50% by 2030

2030 target
We are here
25.5%
2022
15.4%
2021
2018/19 baseline
Progress (% reduction)

Travel emissions[3]
Maintain travel carbon emissions below 50% of pre-COVID-19 levels

We are here
Ongoing target
65.7%
2022
80.1%
2021
2018/19 baseline
Progress (% reduction)

Water consumption[4]
Reduce water consumption by 40% by 2030

We are here
Ongoing target
50.3%
2022
48.8%
2021
2009 baseline
Progress (% reduction)

Operational waste[5]
Reduce our operational waste by 80% by 2025

2025 target
We are here
72.2%
2022
72.0%
2021
2014/15 baseline
Progress (% reduction)

1 Includes scope 1 and 2 emissions, market based approach for electricity scope 2.

2 Includes electricity and gas usage across our full operational estate.

3 Includes business travel (covering flights, car journeys, hotel stays, taxis, buses and underground/overground rail trips) and employee commuting, company cars and mobile branches with WTT.

4 Includes water consumption across our full operational estate.

5 Includes general waste, plastics, mixed recycling, food waste and confidential paper, as well as lower-volume waste such as glass and wood.

6 The methodology to derive reported Scope 1, 2 and 3 emissions is provided in the **Lloyds Banking Group Reporting Criteria Statement**

BUSINESS
Our supply chain ambition
Launched in October 2022, we have committed to reduce our supply chain emissions by at least 50% by 2030 on the path to net zero by 20501. The initial focus has been on engaging 123 suppliers which we estimate contribute over 80 per cent2 of our supply chain carbon emissions.
1    From a 2021/2022 baseline.
2    Based on calculated emissions from addressable spend with our suppliers in the periods October 2019 to September 2020 and October 2020 to September 2021.
Scope 3 Supply chain carbon emissions (tonnes CO2e)

Scope 3 emissions by GHG protocol category	Baseline 2021/2022
Category 1: Purchased good and services	612,806
Category 2: Capital goods	71,535
Category 4: Upstream transportation and distribution	63,068
Total	747,409
Offsetting approach to meet targets and ambitions
Net zero strategies should prioritise carbon reduction in line with science, ahead of considering the use of carbon credits to remove any residual emissions. Where carbon credits are necessary, they can be an important tool in combating climate change if used responsibly. Where carbon credits are used, they can be an important tool in combating climate change if used responsibly.
Our Financed Emissions
Based on 2020 total Group assets of £871.3 billion, approximately 82 per cent of our balance sheet is in scope of Partnership for Carbon Accounting Financials (PCAF) methodology. Cash is represented in our coverage as zero emissions, noting the PCAF standard remains silent on treatment. The table shows the Group’s estimated absolute financed emissions and the physical emissions intensity for baseline years (2018 for Banking Emissions and 2019 for Scottish Widows) along with 2020 emissions data.
Our Scope 3 financed emissions are calculated from the Scope 1 and 2 emissions generated from our investments or lending. Scope 3 (value chain) emissions are also calculated and reported separately for certain sectors, aligning to the PCAF standard phased approach. We continue to refine our estimates of financed emissions as we enhance our understanding, calculation methodologies and data.

Group financed emissions

	2018				2019						2020					
	Financed emissions ($MtCO_2e$)		Physical emissions intensity	Economic emissions intensity ($MtCO_2e$/£bn)	Financed emissions ($MtCO_2e$)				Physical emissions intensity	Economic emissions intensity ($MtCO_2e$/£bn)	Financed emissions ($MtCO_2e$)				Physical emissions intensity	Economic emissions intensity ($MtCO_2e$/£bn)
Bank financed emissions	Scope 1 and 2	PCAF data quality score			Scope 1 and 2	PCAF data quality score	Scope 3	PCAF data quality score			Scope 1 and 2	PCAF data quality score	Scope 3	PCAF data quality score		
Oil and gas	–	–	–	–	0.8	1.7	7.0[1]	4.0	–	0.44[2]	0.8	1.6	6.7[1]	4.0	–	0.58[2]
Power generation	–	–	–	–	0.4	2.6	–	–	–	0.72	0.3	3.0	–	–	192gCO_2e/kWh	0.54
Automotive (OEMs)	–	–	–	–	0.1	1.0	–	–	–	0.03	0.1	1.0	–	–	217gCO_2e/vkm	0.03
Transport – aviation	–	–	–	–	0.1	1.6	–	–	918gCO_2/rtk	1.05	0.1	1.3	–	–	1596gCO_2/rtk	0.51
UK residential mortgages[3,4]	6.4	3.9	–	0.02	5.9	3.7	–	–	–	0.02	5.6	3.7	–	–	46.5 kgCO_2e/m^2	0.02
Motor[5]	3.6	2.2	130gCO_2e/km (cars) 172gCO_2e/km (vans)	0.21	3.5	2.1	–	–	130gCO_2e/km (cars) 169gCO_2e/km (vans)	0.20	3.2	2.2	–	–	130gCO_2e/km (cars) 168gCO_2e/km (vans)	0.18
Bank financed emissions with NZBA target	**10.1**	**3.8**		**0.03**	**10.9**	**3.6**	**7.0**	**4.0**		**0.03**	**10.1**	**3.5**	**6.7**	**4.0**	**–**	**0.03**
Commercial Banking without NZBA targets	18.5	4.1	–	0.16	14.1	4.4	–	–	–	0.14	13.1	4.6	–	–	–	0.13
Total bank financed emissions	**28.6**	**3.9**	**–**	**0.07**	**24.9**	**3.8**	**7.0**	**4.0**	**–**	**0.06**	**23.2**	**3.8**	**6.7**	**4.0**	**–**	**0.06**
Scottish Widows financed emissions										Economic emissions intensity tCO_2/£m						Economic emissions intensity tCO_2/£m
Policyholder																
Listed equity and corporate bonds[6]	–	–	–	–	11	2.1	40.5	2.7	–	116.6	9.1	2.2	32.4	3.0	–	97.6
Shareholder																
Listed equity and corporate bonds[6]	–	–	–	–	0.5	2.1	0.7	3.0	–	76.7	0.4	2.1	1.2	3.0	–	81.9
Business loans and unlisted equity	–	–	–	–	0.4	5	–	–	–	82.6	0.3	5.0	–	–	–	67.5
Project finance	–	–	–	–	0.6	5	–	–	–	257.2	0.5	5.0	–	–	–	194.7
Total Scottish Widows financed emissions	**–**	**–**	**–**	**–**	**12.5**	**2.3**	**41.2**	**2.7**	**–**	**116.1**	**10.3**	**2.4**	**33.6**	**3.0**	**–**	**97.9**
Total Group financed emissions	**–**	**–**	**–**	**–**	**37.4**	**–**	**48.2**	**–**	**–**	**–**	**33.5**	**–**	**40.3**	**–**	**–**	**–**

1    Oil and gas Scope 3 estimates reflect the scope of the oil and gas sector target, based on drawn lending for primary sector clients in extraction, refining and transport via pipeline, including commodities trading arms of supermajor oil and gas clients, and not including support services.
2    Oil and gas economic emission intensity is Scope 1 and 2 only. Including Scope 3 Oil and Gas economic emission intensity is 4.4 MtCO2e/£bn in 2019 and 5.6 MtCO2e/£bn in 2020.
3    The baseline and subsequent years have been restated. Financed emissions are shown including grid decarbonisation and including unregulated emissions (appliances and cooking). The values for Retail Homes financed emission including grid decarbonisation and excluding unregulated emissions are 2018 5.5 MtCO2/yr (full emissions of 10.8 MtCO2/yr), 2019 5.1 MtCO2/yr (full emissions 10.1 MtCO2/yr) and 2020 4.93MtCO2/yr (full emissions of 9.7 MtCO2/yr).
4    2020 emissions calculation covers 100 per cent of in-scope UK mortgages. Uses EPC emissions estimates for c.66 per cent of properties. Where EPCs are unknown, the average emissions intensity of properties is calculated based on internal property archetypes.
5    The baseline and subsequent years are restated to reflect an increase in scope to include HGVs. This has resulted in a 0.4 MtCO2e increase in baseline 2018 reported emissions compared to figures previously published. Emissions calculation covers 89 per cent of motor vehicle loans and operating lease assets in-scope.
6    Scope 3 emissions do not form part of Scottish Widows emissions reduction ambition.

BUSINESS
Methodology and Approach
Measurement basis for metrics and targets
We have estimated our financed emissions producing two separate baselines to align to the individual ambitions to reduce our financed emissions as outlined in the Strategy section. The first baseline is for our banking operations, which covers Lloyds Banking Group, excluding Scottish Widows (the Bank). The second is for our Scottish Widows activity which is reported separately.
In measuring financed emissions, the Group has continued to apply the emerging industry-led standard developed by Partnership for Carbon Accounting Financials standard (PCAF) in measuring and disclosing our greenhouse gas (GHG) emissions financed by loans and investments. PCAF is now recognised as the most widely adopted global standard for measuring and accounting for Scope 3 emissions by the financial sector, referred to here and across industry as ‘financed emissions’. Where possible, we have adopted the guidance afforded by the PCAF standard across all material asset classes where published methodologies have been made available.
What emissions are covered?
Our baseline represents Scope 3 financed emissions which is calculated from the Scope 1 and 2 emissions generated from our investments or lending.
Scope 3 (value chain) emissions from our investments or lending are also calculated and reported separately for certain sectors, aligning to the PCAF standard phased approach. Scope 3 includes all other indirect GHG emissions of the reporting company not included in Scope 2, and can be broken down into upstream emissions that occur in the supply chain (for example, from production or extraction of purchased materials) and downstream emissions that occur as a consequence of using the organisation’s products or services. The comparability, coverage, transparency and reliability of Scope 3 data still varies greatly by sector and data source.
Attribution
Aligning to the PCAF standard, we have adopted an attribution factor at a single client or asset class level to measure our share of financed emissions. Where necessary, hierarchies of best-available data and approximations have been used to resolve certain data gaps. We have incorporated additional detail and explanation on the variations to our approach within the individual business sections.
Data quality score
Where sourcing of emission data by client or by asset type was challenging, adaptations to our approach reflected the hierarchy of options outlined in the PCAF data scoring framework. We used a range of internal and external data sources to determine the Scope 1 and Scope 2 emissions for each asset class and calculated our average data quality scores across all business lines and sectors, using the classification found in PCAF guidance.
Evolution of approach
Throughout 2022, we have continued to mature and refine our measurement of financed emissions across the Group. Progress has been made to extend the scope of our emissions baseline, refine our methodologies and improve data quality, recognising there is still more to do. This includes working in partnership with government, industry and policymakers to improve our approach and calculation estimates.
Further, we have continued to enhance our emissions calculation process, governance and controls via a Group-wide financed emissions framework which follows the Group’s three lines of defence model.
KPMG are engaged on a pre-assurance review of the Group’s financed emissions metrics to support the ability to receive limited assurance on these calculations for 2023 year-end reporting, in line with our NZBA commitments.
We are also assessing the way we may get external verification of the science-aligned approach of our sector targets in the future.
Methodology for calculating Scottish Widows financed emissions and targets
Our investments’ carbon footprint is the principal metric for measuring our investment portfolio’s financed emissions and monitoring progress towards our 2030 and 2050 targets. The footprint is the tonnes of GHG emissions ‘owned’ by the portfolio. This is measured as carbon dioxide equivalents (CO2e) ‘owned’ per £1 million invested.
Baseline
We’ve selected 2019 to be the baseline year in line with the science-based recommendations of the Intergovernmental Panel on Climate Change (IPCC) and guidance from the Institutional Investors Group on Climate Change (IIGCC). To calculate a reduction of emissions produced by the companies in our investment portfolios, we’ve used the emerging industry standard for calculating financed emissions developed by the PCAF.
To establish emissions data for corporate bonds and equities, we matched our investments against the published emissions data available on those companies from S&P Global Trucost’s data and analytics tool. Trucost provides carbon and environmental data and risk analysis for more than 15,000 companies. There is a lack of published emissions data on loan investments. Therefore, we adopted an alternative PCAF aligned approach to calculate emissions using estimates from Office for National Statistics (ONS) and Department for Business, Energy & Industrial Strategy (BEIS) sector averages. Where applicable this follows the approach taken in Commercial Banking.
Limitations of the PCAF methodology
Due to the nature of the calculations we would expect short-term variation of the carbon footprint number generated by the PCAF standard. In any given year the metric is impacted by: a) changes in reported emissions; b) changes in enterprise value; and c) our own investment activity.
In the example where equity markets are strong and the value of our investment increases in line with the enterprise value, this would drive a material reduction in carbon footprint even in the absence of any underlying change in the reported emissions of the company in which we are invested. Therefore, acknowledging this is a long-term target, it is important to study the medium-term trend from future reporting.
Methodology for supply chain
We align our Scope 3 supply chain GHG emissions to the GHG Protocol’s Corporate Value Chain (Scope 3) Accounting and Reporting Standard. The following categories are included in our Scope 3 supply chain emissions:
Category 1:
Purchased goods and services – all upstream emissions from the production of goods and services purchased or acquired by Group not otherwise included in Categories 2 and 4. This includes goods and services relating to IT, cyber, operations, management consultancy, legal, HR, marketing and communications.
Category 2:
Capital goods – all upstream emissions from the production of capital goods purchased or acquired by Group. This includes IT hardware and relevant property related goods (e.g. fixtures and fittings).

BUSINESS
Category 4:
Upstream transportation and distribution – emissions from transportation and distribution of products purchased, between Group’s tier 1 suppliers and its own operations in vehicles not owned or operated by Group, and emissions from third-party transportation and distribution services purchased by Group. This includes mail and logistics.
Supply chain emissions follows a spend-based methodology on spend with approximately 2,600 third parties. This is based on an extract of Accounts Payable data from the Group’s SAP Enterprise Resource Planning Central Component (ECC) system. The Accounts Payable data is a subset of the Group’s General Ledger (GL) used to produce the Group’s Annual Report & Accounts.
Based on the GHG Protocol guidance, the following are examples of spend, which the Group have deemed out of scope of categories 1, 2 and 4:
•Intermediaries & broker fees
•Leased assets
•Sponsorship & community spend
•Travel spend
•Taxes and Regulatory fees
Calculation basis
Following categorisation of the Group’s Scope 3 third-party spend into the relevant GHG category, one of two approaches are used to calculate the emissions.
Approach 1: Where third-party Scope 1, 2 and 3 emissions and overall revenue data is reported in CDP or provided via CDP Supply Chain for the Group’s top suppliers, this data is used to calculate the emissions. Alternatively, where a supplied can allocate emissions to the goods and services provided to Group via the CDP Supply Chain Module, these allocated emissions are used.
Approach 2: Where CDP data is not available, CEDA industry factors are applied to calculate emissions for each spend category. CEDA (Comprehensive Environmental Data Archive) is an Environmentally Extended Input-Output database which provides emission factors linking spend on goods/services to emissions.
For each good/service that a third party provides, this is matched against an equivalent CEDA category. Each CEDA category has an associated emissions factor based on spend (kgCO2e/£). The associated emissions factor is multiplied by the third party spend to give emissions for that third party’s activity.
An integral part of our overall calculation and reporting process is a defined Control Framework to ensure associated risks are monitored and controlled. Our reporting process; includes a continuous review of our data collection practices, we aim to improve our data collection through primary and verified sources. We have defined a process for evaluating the requirement to recalculate and restate our Scope 3 supply chain emissions data. The materiality threshold to trigger any restatement process is set at 5 per cent.
Baseline
Our baseline year is the reporting period 1 October 2021 to 30 September 2022.
Methodology for own operations
The Group follows the principles of the Greenhouse Gas (GHG) Protocol Corporate Accounting and Reporting Standard to calculate Scope 1, 2 and 3 emissions from our worldwide operations. The reporting period is 1 October 2021 to 30 September 2022, and data from 2018/2019, 2019/20 and 2020/21 are reinstated to improve the accuracy of reporting, using actual data to replace estimates, historical emissions associated with Embark Group’s properties, and improved escaped refrigerant related emissions.
Emissions are reported based on the operational control approach. Reported Scope 1 emissions are those generated from gas and oil used in buildings, emissions from fuels used in UK company owned vehicles used for business travel and fugitive emissions from the use of air conditioning and chiller/refrigerant plant. Reported Scope 2 emissions are generated from the use of electricity and are calculated using market-based methodologies on this report. Our pledge to reducing travel related carbon emissions includes Scope 3 emissions relate to business travel (category 6) and commuting (category 7) undertaken by colleagues.
We also report additional categories such as emissions from colleagues working from home (category 7), operational waste (category 5) and the extraction and distribution of each of our energy sources – electricity, gas and oil (category 3).

BUSINESS
Our climate risk and opportunities
We recognise the importance of embedding climate-related risks and opportunities into our Group-wide strategy and business operations. Our ambitions cannot be achieved without significant government and regulatory intervention enabling an effective economic infrastructure and we will engage with government and market stakeholders to help ensure that infrastructure is developed.
The scale of the potential impact of climate-related risks and opportunities, and the timing over which these will manifest, will vary significantly across our business operations. The variability of impacts and the time horizons will be dependent on several different factors, only some of which are in the control of our organisation. Climate risks and opportunities arise through two channels:
Physical
Changes in climate or weather patterns which are acute (event driven such as floods or storms), or chronic (longer-term shifts such as rising sea levels or droughts).
Transition
Changes associated with the move towards a low carbon economy, including changes to policy, legislation and regulation, technology and market; or legal risks from failing to manage the transition.
Given the nature of climate change, the time horizons over which climate risks and opportunities will present themselves may be a significantly longer time than we have previously experienced.
The time horizon over which the Group categorises short, medium and long-term risks is as follows:
•Short term: 0-1 years
•Medium term 1-5 years
•Long term 5 years +
Evaluating the resilience of our strategy
Physical and transition risk from climate change can expose the Group to economic loss. The Group’s lending portfolio means we have relatively low concentration to sectors exposed to increased climate risk.
Industry exposure to climate risk
The chart below provides an overview of the susceptibility of high-risk sectors to climate risk, specifically in the Network for Greening the Financial System (NGFS) Net Zero 2050 scenario. This scenario reflects very ambitious climate policies and therefore explores a considerable degree of transition risk.
We have created this analysis using data from a large pool of listed companies, provided by Planetrics, a McKinsey & Company solution1. Therefore, this reflects a global view of each sector rather than being specific to the Group’s portfolio. The estimated financial impacts from physical and transition risk are modelled for each entity. The relative difference between this climate estimate and a baseline2 provides an indicative foresight view of discounted cashflow, and hence Net Present Value (NPV) of the entity from 2022 to 2050. These entity-level NPV differences are aggregated to provide a view aligned to our lending sectors with increased climate risk. Counterparty-level transition plan effects have not been included.
The chart illustrates that the majority of firms in the coal mining sector would be severely impacted, with even the best performing quartile experiencing a c.80 per cent reduction in NPV by 2050. Conversely, there are a wide range of outcomes for the Power sector. Although the median impact to NPV by 2050 is a c.15 per cent reduction, several counterparties are projected to grow since renewables are already a large proportion of their production mix and therefore would not attract increased costs due to carbon taxes in this scenario.
1    This chart represents the Group’s own selection of applicable scenarios and/or and its own portfolio data. The Group is solely responsible for, and this chart represents, such scenario selection, all assumptions underlying such selection, and all resulting findings, and conclusions and decisions. McKinsey & Company is not an investment adviser and has not provided any investment advice.
2    The baseline uses the NGFS current policies scenario and current climate (today’s temperature and physical risks). Baseline company financials are scaled based on a company specific growth rate.
3    This is the estimated incremental impact on NPV for key sectors versus baseline, as described above.

BUSINESS
Understanding our lending exposure to climate risk
To help understand our role in supporting the UK transition, we have refined the analysis of our exposure to sectors of the economy with increased climate risk where we have lending to customers that may likely contribute a higher share of the Group’s financed emissions. Not all customers in these sectors have high emissions or are exposed to significant transition risks. Our analysis represents a total view of exposure, including green and sustainability–linked financing which supports the transition to a low carbon economy.
A summary is included in the table below of our lending by sector.
We have proportionally lower exposure to the sectors that are forecast to experience the most significant negative impacts on company values and have set seven specific targets for some of the highest emitting sectors to ensure we are driving action to help reduce emissions.
We continue to enhance and refine this work at both counterparty and sector level, considering both risks and opportunities as we look to support our customers’ responses to climate change.

Bank lending to sectors with increased climate risk[4]

Sector	Total lending 31 December 2022 £m	% of total
Coal mining	-	0.0%
Oil and Gas	825	0.2%
Automotive	2,441	0.6%
Transport (industrial and passenger)	2,277	0.6%
Power/ Utilities	2,234	0.5%
Agriculture, forestry and fishing	7,447	1.8%
Real estate[5]	21,651	5.3%
Food manufacturing and wholesalers	1,218	0.3%
General Manufacturing	1,581	0.4%
Construction[6]	3,607	0.9%
Sub total	**43,281**	**10.6%**
Personal (mortgages and other)	350,077	85.4%
Lease financing and hire purchase	16,795	4.1%
Total	**410,153**	**100.0%**

4    Our analysis represents a total view of drawn exposure, including green and sustainability–linked financing which supports the transition to a low carbon economy
5    Real estate includes social housing
6     Construction includes housebuilders, construction materials, chemicals and steel manufacturers
How we are tackling transition
In line with our strategy, we will actively manage our climate risks focused on those sectors that are most material for the Group and present the most risk. We reserve the right to exit relationships where we don’t see the level of commitment or progress we believe is necessary to keep key climate ambitions within reach. A summary of our bank transition approach is found below.

BUSINESS
How climate is factored into our financial planning process
Climate considerations form part of our planning and forecasting activities. We consider climate effects in our base case economic scenarios and forecast financed emissions alongside climate risks and opportunities within the Group’s four-year financial plan, primarily conducted across three key areas.
1.Forecasting our bank financed emissions to 2030 for four of our high-carbon-intensive sectors
2.Gathering supporting qualitative assessment of the risks and opportunities present for certain material sectors
3.Building out the Group’s investment planning capabilities to progress our climate ambitions and targets; reducing the emissions from our suppliers and supporting our own operation's net zero ambition
Our financial planning process acknowledges the dependencies on both external factors such as policies, technology developments and customer behaviour. We continue to monitor the impact of these external factors on our Group ambitions and targets alongside working in partnership with our customers and other stakeholders to achieve our common goal of achieving net zero by 2050.
Financial statement preparation includes the consideration of the impact of climate change on the Group’s financial statements. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and climate-related risks in the short term. There is no material impact assessed on the Group's financial position of performance as at 31 December 2022.
An assessment was performed of the Group’s internally generated economic scenarios used in the measurement of expected credit losses against external scenarios published by the NGFS. This was supplemented by an assessment of the behavioural lifetime of assets against the expected time horizons of when climate risks may materialise. Given the extended timelines related to climate risks compared to the tenor of the Group’s lending portfolios and insights produced by the Group’s climate risk experts, no adjustments have been required to the expected credit losses measured as at 31 December 2022.
There is no material impact assessed on the Group’s financial position or performance as at 31 December 2022.
In 2023, we plan to further enhance our sustainability planning capability to support development of transition plans for some of our hardest to abate sectors. We are continuing to increase the scope of our emissions forecasting to cover more of our balance sheet, leveraging our forecasting process and capabilities to track progress against our published sector targets.
Identification and assessment of climate risks
The ability to identify, measure and manage the risks associated with climate change is integral to embedding consideration of these risks within our Enterprise Risk Management Framework (ERMF).
As our understanding of the impacts of climate risks has evolved, we have adopted a ‘Double Materiality’ approach. This is the concept that risk can materialise as: a) the impacts of climate change or the transition to net zero on the Group and our associated activities (inbound risk), or b) an adverse direct impact on people and the environment as a result the Group or its practices (outbound risk), or c) both. This approach allows us to assess not only the impacts of risks to us as a Group, but also the impact of our balance sheet on society and the planet.
Risk identification
We look to ensure risks are proactively identified across the Group, reflecting a number of potential internal and external sources, including environmental factors, such as climate change. As we develop our understanding of climate risk, we initially created a central view of the main inbound and outbound risks impacting the Group. This was informed by previous qualitative and quantitative analysis of climate-related impacts, including workshop discussions and outputs from the Climate Biennial Exploratory Scenario, however, we expect this will continue to evolve.
This overview supported further discussions across the Group on the key climate risks we are faced with, to integrate consideration of climate-related impacts into our respective risk profiles. Identification of climate risk is supported by horizon scanning of climate-related developments across the Group. This is particularly important given the uncertain and long-term nature of the risks from climate change, as well as the increasing focus in this area. Regular monitoring of climate-related regulatory and legal developments is also in place ensuring suitable consideration and appropriate action is taken. We also participate in several climate change initiatives, which provide insight across the industry and support monitoring emerging trends and developments and ensure these are appropriately reflected in our strategy. Consideration of climate risks within our financial planning process is also in place to support identification of climate risk, considering the potential impacts for the Group across key areas of the business.
Risk assessment
Engagement across the Group has led to Business Unit assessments of our key climate risks, ensuring a proportionate approach to focus on the most material risks. The impact and likelihood of potential climate risks has been assessed in line with our ERMF to understand the potential effects on the Group’s performance and reputation. We assess a number of factors to determine the materiality of these impacts, including: customers; reputation; regulatory; financial losses; impact on business objectives; and impact on management time, resources and colleagues. These factors are relevant for consideration in assessing climate-related risks given that these risks may potentially impact a number of our traditional risk categories, while also impacting a broad range of stakeholders.
We are continuing to develop our approach to the assessment of climate risks impacting other risks, supported by appropriate tools and methodologies. One example is our qualitative ESG risk assessment for commercial clients. From a climate risk perspective, this is designed to generate a score for individual clients based on their transition readiness and response to managing climate risks and opportunities.

BUSINESS
Key climate risks facing the Group
The following table considers the key inbound and outbound climate risks we face, alongside the drivers of these risks, related time horizons and risk types impacted.
1    This includes the Group's defined benefit pension scheme assets. Climate change could potentially impact the schemes' financial position due to changes in asset prices, financial market conditions and members' longevity.
Identifying our climate opportunities
As the UK’s largest financial services provider, we have both the opportunity and responsibility to support the UK’s transition towards a greener future through our lending and investments and net zero products and services, in order to support a timely and Just Transition. The timing of opportunities has been considered in relation to the time frames outlined on page 11 whilst we note that timing is partly dependent on factors such as UK government policy and regulation, technology developments, as well as our customers’ response.
The following is an indicative list of the climate-related opportunities that we are looking to incorporate across the Group.

Our climate opportunities

Opportunities	Area	Drivers	Time horizon
Supporting our customers to make sustainable choices	We will strive to be a responsible investor that protects our investments from material ESG-related risks and seeks to capitalise on ESG-related opportunities. We aim to offer a fund range to our customers that will support them in making sustainable choices.	Transition (Market, Policy and Legal)	Medium, Long
	We have launched several tools that can be used by our customers to understand their current emissions.	Transition (Technology, Market)	Short, Medium
	We will develop industry partnerships to help drive energy-efficient solutions for our customers.	Transition (Technology, Reputation, Market)	Short, Medium, Long
	Our Build Back Better initiative (backed by Flood Re) helps to improve the flood resilience of our Home Insurance customers.	Physical (Acute, Chronic)	Short, Medium, Long
Reducing the environmental impact across our own operations	We have set operational climate pledges to achieve carbon, energy, travel, water and waste reduction across our branches, offices and data centres, as well as emissions from colleagues' commuting and business travel.	Transition (Technology, Reputation, Market)	Short, Medium
Provision of sustainable finance for strategic sectors	Sustainability Linked Loans[1] (SLLs) and our Clean Growth Financing Initiative[2] (CGFI), reward business for positive action either in terms of using the loan for green purposes or for delivering improved sustainability performance.	Transition (Technology, Market)	Short, Medium, Long
	Supporting the social housing sector with demand for energy-efficient homes and investing in green infrastructure.	Transition (Technology, Market)	Long
	Leading provider of financing for EV and plug-in hybrid electric vehicles.	Transition (Technology, Market)	Short, Medium
Supporting our colleagues on their sustainability journey	As a leading provider in car financing, our colleagues benefit from our flexible finance solutions for EV and plug-in hybrid vehicles.	Transition (Technology, Market)	Short, Medium, Long
	Group-wide courses on sustainability, introducing the topic of climate change and how we can make sustainable choices.	Transition (Market, Policy and Legal)	Short, Medium, Long
	In response to member feedback, the Lloyds Banking Group Pensions Trustees Limited integrated ESG considerations into its investment strategy, allowing our colleagues in the defined contribution schemes to opt to participate in an ESG-aligned pension investment.	Transition (Market, Policy and Legal)	Medium, Long

1Sustainability Linked Loans (SLLs), are available to larger businesses and incentivise the borrower’s achievement of ambitious, pre-determined sustainability-related targets aligned to the Groups’ interpretation and application of the voluntary market standards outlined by the Loan Markets Association Sustainability Linked Loan Principles.
2The Clean Growth Finance Initiative (CGFI) provides discounted financing for business sustainability investment meeting our qualifying green purposes across the themes of reducing emissions, energy efficiency, low carbon transport, reducing waste and increasing recycling, and improving water efficiency. The qualifying criteria are reviewed annually with the support of third-party specialists.

BUSINESS
Importance of nature
Nature underpins our economy, our livelihoods and our wellbeing. However, the ongoing depletion of natural ecosystems and resources without appropriate considerations for the consequences is resulting in unsustainable loss of biodiversity and damage to our natural environment.
We recognise that the climate and nature crises cannot be solved independently. In fact, nature-related activities can enhance our decarbonisation efforts. The Intergovernmental Panel on Climate Change’s (IPCC) special report on limiting global warming below 1.5ºC found that three of the five most effective strategies for reducing emissions are nature-based solutions. Given the interconnectedness between nature and climate, our approach looks to extend our understanding of climate change to incorporate nature-related risks and opportunities. This will help to ensure that we have an approach that considers a holistic environmental sustainability strategy.
As a UK-centric financial institution, we want to play our role in helping restore and protect nature in the UK which is closely aligned to our purpose of Helping Britain Prosper. This is of particular importance as the state of nature in the UK has rapidly declined, with the abundance of UK priority species declining 60 per cent since 1970, placing it in the bottom 10 per cent of countries globally.
Nature loss is a complex topic and there is no universal single ‘metric’ of measurement. Therefore, the first step on our journey is to understand more clearly how the Group’s activities interact with nature. Our work has focused on developing an understanding of how our activities are impacting nature within the UK both in terms of our own operations and through the clients we finance.
Our work to date
In our 2021 ESG Report we disclosed plans to complete an assessment across our bank lending book to identify our key impacts on nature in order to prioritise our efforts. Due to the complexity of understanding and measuring the impact on nature and the current limitations with data availability, we have excluded the impacts felt through supply chain and our investment portfolio, focused initially on assessing our clients’ direct impacts on UK natural ecosystems. Focusing on the UK for this exercise enables us to be targeted with our efforts, whilst aligning with our purpose of Helping Britain Prosper. We have completed our preliminary work to identify the sectors we finance that are directly impacting the UK’s natural ecosystems. For this assessment we drew on insights from the UK’s Natural Capital Accounts, UNEP-FI’s ENCORE tool and other publicly available information.
Our findings led us to initially focus on the bank agriculture sector. This is due to the significant impact the agriculture sector has on the UK, with over 70 per cent of the UK’s land used for agricultural practices2 and as a result of the size of our exposure to this sector. Our aim is to support our clients move to more sustainable practices and we have already started to make some progress in this regard through our work with the Soil Association.
Bank approach to target setting across sectors
In April 2021, the Group became a founding member of Net Zero Banking Alliance (NZBA). As such we seek to understand and target our emissions from our banking activity using a sector-based approach with targets to 2030 for our most carbon intensive sectors. This approach informs and builds on our commitment to reach net zero by 2050 or sooner.
To date we have developed seven sector targets. In setting our targets we have determined the key actions we will take to work towards achieving them based on the levers available today and expected future changes in the market, as determined in our sector transition plans.
Each of the sector targets has some degree of challenge to ensure we remain ambitious. Initial views from the sectors for which we have now set targets suggests we may need to go further in some areas to achieve our overarching 50 per cent emission reduction ambition. We expect our view to evolve as we set additional targets and where a gap remains we will assess whether we will take mitigating steps.
It should also be noted that the baseline, pathways (scenario and momentum) and targets may be subject to change as data availability and granularity improve,scenario pathways are updated, and the broader regulatory and industry environment evolves. We continue to enhance our climate data capabilities to address these challenges by expanding our sources of data and developing partnerships to increase the level of client level data that is available.

BUSINESS
A summary of our sector targets are shown below:

NZBA sector target summary

Sector	Sector target	Baseline year	Emissions coverage	Sector definition and scope of financial activity[1]	Scenario
UK residential mortgages	• 41% reduction in emissions intensity to 27.6 $kgCO_2e/m2$ by 2030[2]	• 2020	• Scope 1 and 2 emissions[3]	See footnote[4]	CCC BNZP
Retail motor	• Reduce the emissions intensity of our cars and vans by more than 50% by 2030[5], reaching: • 65 gCO_2e/km or lower (cars)[6] • 85 gCO_2e/km or lower (vans)	• 2018	• Scope 1 and 2[7]	See footnote[8]	CCC BNZP
Automotive OEM[9]	• 47% reduction in emissions intensity to 115 gCO_2e/vkm by 2030[10]	• 2020	• Scope 1 and 2 (manufacturing) • Scope 3 (use of sold vehicles)	See footnote[11]	IEA NZE 2050 (Global)
Transport – aviation	• 31% reduction in emissions intensity to 633 gCO_2e/rtk by 2030[12]	• 2019	• Scope 1 and 2 (client operations and jet fuel use - tank-to-wake) • Scope 3 (upstream production and distribution of jet fuel – well-to-tank)	See footnote[13]	IEA ETP 2020
Thermal coal	• Full exit of thermal coal power in the UK by 2023 • Full exit from all entities that operate thermal coal facilities by 2030[14]	• N/A	• N/A	See footnote[15]	N/A
Oil and gas	• 50% reduction of absolute emissions by 2030 • 3.9 $MtCO_2e$ (50% reduction from 7.8 $MtCO_2e$ in 2019)[16]	• 2019	• Scope 1, 2 and 3[17]	See footnote[18]	IEA NZE 2050
Power generation	• 81% reduction in emissions intensity to 37gCO_2e/kWh by 2030[19]	• 2020	• Scope 1 and 2[20] (corporate utilities) • Scope 1 (project finance) • Scope 3 excluded	See footnote[21]	IEA NZE 2050 – OECD

We have announced sector-specific Financed Emissions targets covering 64% of our Bank 2020 assets in-scope of PCAF, excluding cash which is considered to have zero emissions.
1    Targets cover on-balance sheet assets.
2    2020 emissions calculation covers 100 per cent of in-scope UK mortgages. Uses EPC emissions estimates for c.66 per cent of properties. Where EPCs are unknown, the average emissions intensity of properties is calculated based on internal property archetypes.
3    Includes both the regulated emissions that are captured in an EPC and an estimate of other emissions created from unregulated energy use (for example appliances and cooking).
4    Includes UK Retail mortgage lending, including both buy-to-let and owner occupied mortgages.
5    Emissions calculation covers 89 per cent of motor vehicle loans and operating lease assets. Excludes assets that do not have a motor, loans for forecourt dealership stock, specialist vehicles and vehicles where mileage is difficult to estimate. Currently does not apply a loan-to-value ratio for emissions.
6    Rounded to nearest gCO2e/km.
7    Includes the emissions from vehicle use, including from electricity used for EVs and PHEVs, in line with recommendations from PCAF.
8    Target includes cars and vans associated with leases from Lex Autolease and leases or financing from Black Horse.
9    Automotive (OEM) stands for Automotive Original Equipment Manufacturers.
10    Target includes Scope 1 and 2 emissions from client operations (manufacturing) and Scope 3 emissions from the use of the sold vehicle by consumers.
11    Includes automotive manufacturers and their finance captives. Corporate Loans: auto manufacturers (OEMs) and motorcycle manufacturers.
12    A 2019 baseline has been selected due to the significant impact due to COVID-19 on both absolute emissions and emissions intensity due to a reduced number of flights and passenger numbers in 2020.
13    Includes corporate loans for airline operators.
14    This target is a commitment to exit all entities that operate thermal coal facilities by 2030 and will currently be tracked through lending exposure to the sector as opposed to annual emissions estimates. This target is only applicable to our corporate and institutional clients (clients with a turnover >£100 million) and excludes any clients within our SME portfolio that would form part of the supply chain to the energy and coal mining entities. The target relating to thermal coal mining excludes commodities trading activities.
15    Thermal coal is coal used by power plants and industrial steam boilers to produce steam, electricity or both. Our approach applies to all customers involved in the following activities: coal mining (including thermal coal exploration, coal mine construction and coal mine operation), energy utilities, coal power generation and provision of services or supply of equipment to coal-fired power stations and/or thermal coal mines.
16    Our target is to reduce the absolute financed emissions from the oil and gas sector by 50 per cent from a 2019 baseline. The 2030 absolute financed emissions value may change if the baseline is updated in future years as better data becomes available.
17    Oil and gas Scope 3 estimates reflect the scope of the oil and gas sector target, based on drawn lending for primary sector clients in extraction, refining and transport via pipeline, including commodities trading arms of supermajor oil and gas clients, and not including support services.
18    Target includes clients related to the sectors of extraction, transport via pipeline, refining and the commodity trading arms of our supermajor clients. We have excluded support services and other commodity traders from the scope of our metric due to data limitations and lack of alignment towards the scenario pathway selected.
19    Emission calculation includes Scope 1 and 2 emissions attributed to lending to corporate and project generation activity, and Scope 1 emissions attributed to project finance loans to power generation activity. It excludes transmission and distribution financing.
20    Scope 2 is the intensity of electricity used by the corporates in operation activity.
21    Includes corporate loans to corporate power generating utilities and project finance for specific power generating projects.

BUSINESS
Governance
Given the strategic importance of our sustainability ambitions and commitment in managing the impacts arising from climate change, our governance structure provides clear oversight and ownership of the Group’s environmental sustainability strategy and management of climate risk.
Climate-related responsibilities at Board level are in place across the Responsible Business Committee, Audit Committee and Board Risk Committee, with shared membership across these Committees to ensure appropriate coordination and cooperation on climate-related matters.
The Chair of the RBC, Amanda Mackenzie, is a non-executive director on the Board, The Remuneration Committee and the Nomination and Governance Committee, and ensure sustainability is discussed and considered by the Board. Amanda has extensive experience in ESG matters, including helping to launch the United Nations Sustainable Development Goals.

BUSINESS
Group roles and responsibilities
The Group’s structure provides clear oversight and ownership of our environmental sustainability strategy and management of climate risk across the three lines of defence, with dedicated teams in place focused on these areas. Roles and responsibilities will differ in some areas between divisions and entities, reflecting our Group structure.

Three lines of defence	Teams
1st line
The Group Environmental Sustainability team is responsible for overseeing the Group’s approach to responding to global issues on environmental sustainability.
At a divisional and/or sector level there are sustainability teams supporting the delivery of the net zero strategy. They are responsible for developing the Group’s strategic response to climate risk, including setting the business strategy, ambitions and development of sustainable product-level offerings to support the Group’s sustainability strategy.
This includes calculation and forecasting emissions, as well as sector-level target setting and transition plans to support the Group’s environmental commitments and targets.
Group Finance is responsible for incorporating climate into the Group’s planning and external financial reporting.

2nd line
Risk is responsible for overseeing the risks arising from climate change. This includes oversight of our strategy and management of climate risk, ensuring alignment with regulatory expectations.
Some of the key activities across Risk include: ownership of climate-related methodologies and frameworks, including material assumptions to quantify climate risk and generate scenarios and stress testing; integration into risk management processes; and setting the Group’s climate risk appetite.

3rd line	Group Internal Audit has established a team to focus on sustainability and climate risk. This team, supported by other subject matter experts, provides independent assurance to the Audit Committee and the Board. Group Internal Audit also attends key sustainability and climate risk governance committees and forums.
Risk management
We have made good progress with embedding climate-related risks into our risk management approach and this continues to evolve as we build our understanding and capabilities. We also acknowledge the importance of managing the risks from wider ESG impacts. We have made some steps in this area, however, we will continue to develop our framework to integrate these risks in our key processes.
How we embed climate risk
Climate risk is considered a principal risk within our Enterprise Risk Management Framework (ERMF), reflecting its importance and the focus required. This ensures a consistent approach to embedding the consideration of climate risk in our activities, while also enhancing Board-level insight.
However, the impacts from climate risk are not standalone and largely manifest through the other financial and non-financial risks that we face. Therefore, we have also taken steps to integrate the consideration of climate-related risks throughout our ERMF, ensuring comprehensive consideration across our business activities.
We define climate risk as the risk that the Group experiences losses and/or reputational damage because of climate change, either from the impacts of climate change and the transition to net zero (inbound) or as a result of the Group’s response to tackling climate change (outbound).
Our response to managing climate risk affects many different stakeholder groups, including: our customers; colleagues; suppliers; regulators and policymakers; investors and NGOs; and wider society. Our response will have a long-term bearing on these stakeholders and the Group’s business model.
Managing climate risk
Our Group climate risk policy provides an overarching framework for managing climate risks. The policy is structured around eight principles, supported by clear requirements to help meet our climate change ambitions, the TCFD recommendations and relevant regulatory expectations. Activity in 2022 focused on embedding the policy across the Group, particularly on ensuring that climate risks are appropriately reflected in our risk profiles. This has focused on both the risks across different areas from failing to adequately support the transition to net zero, in line with our strategy, as well as climate-related impacts which will affect the Group through our other principal risks.
One Risk and Control Self-Assessment (RCSA) is the process for managing risk across the Group, enabling the understanding and identification of risk exposures and risks across the business. As part of the wider risk management landscape, inbound and outbound risks, as well as relevant controls, are now included as part of the One RCSA Framework, although this will continue to evolve. This aims to ensure that the risks are managed effectively, and any events are collaboratively resolved by the business.
We have captured the potential effects from failing to sufficiently support the transition to net zero as a standalone climate risk. Our activity across the Group to support the transition is covered throughout this report. However, In most other cases, the impacts from climate risk will flow through other principal risks.
The Group and the wider industry are still developing both the understanding and capabilities for managing climate risk, therefore, our approach will continue to evolve in the coming years. In addition to the risks we are already facing, new risks will continue to emerge as a consequence of the transition to net zero.

BUSINESS
How climate risk is incorporated into the management of other principal risks

Key risk types impacted	Further details for the Group
Capital
As part of the Group’s Internal Capital Adequacy Assessment Process (ICAAP), we assess how climate change impacts the capital risks faced by the bank. This assessment has progressed over recent years and will continue to develop. We participated at the Bank of England’s Climate and Capital Conference in October 2022 and we will continue to monitor developments in this area.

Conduct
Key climate-related conduct risk considerations are that we have clear processes and controls in place so that we avoid any potential ‘greenwashing’ and ensuring fair customer treatment as part of our role in supporting the transition to net zero. Our activity has included education for Product Owners from climate risk SMEs to help them understand the expectations and group appetite which should be considered as part of the product lifecycle.

Credit
We recognise that climate change is likely to result in new challenges, and changes to the credit risk profile and outlook for our customers, the sectors we operate in and collateral / asset valuations.
Our risk appetite for managing climate risk is outlined in our external sector statements, and forms one of the ways we manage and control climate risk. We have 14 external sector statements that apply to the Group’s activities which reflect the approach we take to the risk assessment of our customers. These sector statements outline what types of activities we will and will not support.
Through 2022 we have made significant progress in embedding ESG risk management into our credit processes. We have identified 3 key areas which have been prioritised for climate/environmental risk integration strategy:
1.ESG credit risk framework and policies
2.Portfolio management
3.Case management
This will strengthen our climate & environmental risk management at a portfolio-level, and for individually managed exposures.
We remain focused on uplifting colleague knowledge on ESG risks and opportunities to ensure it is fully embedded across the organisation. This includes creating a consistent taxonomy and continuing to expand our ESG credit risk team through recruiting specialists, reflecting the importance we place on this topic.

Data	Given the limitations in the data available for measuring climate risk, data risk also remains a significant area of focus. We are continuing to focus on getting the right data in place, while following the Group’s existing standards and frameworks to ensure that suitable data controls are in place.
Funding and liquidity	We consider the impact of climate risk as part of the Group’s Internal Liquidity Adequacy Assessment Process (ILAAP). Our current view is that our internal liquidity stress scenarios are severe enough to cover any potential impacts from climate risk over the relative timeframes involved. Liquidity crises tend to be driven by short and sharp shocks, however, the physical and transition risks of climate change are typically considered to impact over a longer-term, which we expect would provide sufficient time to obtain alternative sources of funding. In our ongoing assessments, we consider that any changes that are expected to the balance sheet as a result of climate change would be assessed through the established Funding Plan process.
Insurance underwriting
Given the short-term nature of home insurance policies we are able to review our view of risks regularly, and change our approach as risks develop to mitigate long-term exposure of climate risks. Our overall strategy is to continually review our acceptance criteria and pricing strategy for each risk based on both a short-term and long-term view. In-house expertise on physical risk is retained in the form of a dedicated weather modelling team. The team is comprised of specialists in hydrology, meteorology and probabilistic modelling who develop a baseline view of physical risk for the UK and conduct forward-looking climate stress testing on this.

Market
Our market risk management approach includes comprehensive stress testing frameworks, which cover all material risk factors (key ones being interest rate, foreign exchange, credit spread, inflation and equity risk). Initial assessments have concluded that our market risk stress testing frameworks are sufficiently comprehensive and severe to capture climate-related scenario stress events appropriate to the duration of the most material exposures, although further consideration is anticipated, in line with developing industry and Group best practice on scenario analysis.

Model	The models currently used to assess climate risk remain in their relative infancy while understanding develops across the industry. We are working with third parties to develop the Group’s modelling capabilities, with further activity in 2023 to compare the outputs from model methodologies across the Group to inform our approach going forward. The current position is mitigated through higher reliance on management judgement and our approach follows the appropriate model governance processes, which will continue as modelling ability improves in future.
Operational resilience
As part of the Group’s approach to manage its operational resilience, we have embedded climate risk within the strategy as one of the key drivers, considering the impact on and from climate as part of ensuring its operations remain resilient. These climate-related impacts could affect the Group’s operational resilience through the Group’s properties, IT systems, people and third-party suppliers. Our approach primarily focuses on how physical risks could impact the potential transition risks, which may also require further consideration as our approach evolves.

Regulatory compliance	Consideration of climate-related regulations and legislation is captured as part of our existing horizon scanning processes to identify any requirements for the Group or our customers. This informs our view of the applicable regulations and legislation, to ensure activity is in place to achieve compliance with appropriate requirements impacting the Group, for example, the Prudential Regulation Authority’s expectations for embedding the financial risks from climate change through its Supervisory Statement 3/19.

BUSINESS
Scenario Analysis
We continue to evolve our climate scenario analysis capabilities to assist in the identification, measurement and ongoing assessment of the climate risks that pose threats to our strategic objectives. It is a fast-evolving discipline, requiring new skill sets and investment in data and infrastructure.
Introduction to scenario analysis
Climate scenario analysis is a forward-looking projection of plausible yet severe climate outcomes. It is typically conducted in a number of steps, with the aim of challenging the existing business model and better understanding vulnerabilities in our balance sheet. In broad terms, the approach consists of the following steps:
• Identify physical and transition risk scenarios that we want to explore, relevant to our balance sheet and risks
• Link the impacts of scenarios to financial risks
• Assess asset, counterparty and/or sector sensitivities to those risks
• Extrapolate the impacts of those sensitivities to calculate an aggregate measure of exposure and potential losses
Scenario analysis can be conducted at different levels of granularity to identify impacts on individual exposures or on portfolios. By examining the effects of a wide range of plausible scenarios, scenario analysis can also assist in quantifying tail risks and can clarify the uncertainties inherent in measuring climate-related risks. For this purpose, scenario analysis tends to be longer-term in scope, albeit not exclusively, and used to evaluate potential implications of climate risk drivers on financial exposures.
Current activity
We have established a centre of excellence to bring together the expertise and resources to further develop our scenario analysis capabilities, building on the experience from the Bank of England’s Climate Biennial Exploratory Scenario (CBES) exercise in 2021 and other internal assessments. This is enabling us to accelerate progress to meet the requirements of internal risk managers, support the evolving needs of our customers, whilst meeting the expectations of external stakeholders.
Climate scenario analysis activity has prioritised areas of material carbon sensitivity. While this analysis is inherently uncertain, these assessments have provided further insights that support existing understanding that physical risks likely manifest over the long term and that short-term transition risks are muted. Nevertheless, regular reassessments will be required to deepen understanding and benefit from improved data sources, methodologies, and updated scenarios. The insights from this scenario analysis activity have been used to support the Group's measurement of Expected Credit Loss (ECL) and ICAAP.
We continue to contribute to collaborative efforts to improve the risk management and measurement of climate risks through scenario analysis. We took an active role in the Bank of England’s 2022 Annual Stress Test Forum, to share better understanding of risk modelling approaches, and co-led the Climate Financial Risk Forum’s (CFRF) Scenario Analysis Working Group, focused on development of an update guide for banks on current practices.
Future plans
As industry understanding builds, we will continue to develop our climate scenario analysis and modelling capabilities. We are exploring a variety of approaches and methodologies and are currently adopting a hybrid approach, using both third-party solutions and developing our own in-house modelling capabilities. We will compare both approaches to understand better how their relative strengths can complement each other. This will inform our strategic approach to climate scenario analysis modelling.
In addition to our current analysis, further investments in data and modelling are already underway to further explore other climate risks, including physical risks for commercial and transition risk for mortgages. To improve modelled outcomes, climate-related data will continue too be enhanced through deeper engagement with our customers and wider sourcing of relevant public and private data sets.

BUSINESS
LEGAL ACTIONS AND REGULATORY MATTERS
During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Further discussion on the Group's regulatory and legal provisions is set out in note 37 to the financial statements and on its contingent liabilities relating to other legal actions and regulatory matters is set out in note 47 to the financial statements.

COMPETITIVE ENVIRONMENT
Market dynamics
•We continue to largely operate in mature, highly competitive markets
•Fintechs are challenged by rising interest rates impacting funding availability
•Technology companies and international banks continue to expand financial services participation in the UK
The UK financial services sector is a highly competitive market, attracting new entrants in recent years from international firms and new start-ups backed by private capital. Our traditional peers have been strengthened by rising interest rates, albeit the uncertainty over the economic outlook presents downside risks. Notwithstanding, improved financial strength positions incumbent banks well to compete with new entrants.
2022 saw continued market entry from international peers with the launching of digital only brands and acquisition of existing wealth management firms. These new direct competitors are expected to broaden their offerings over time in a bid to reach profitability and scale. Other new entrants pared back growth ambitions in the UK, reflecting the need to focus on their core franchise. In addition, technology companies’ extension into financial services has continued. Provision of financial services embedded into platforms, often beginning with payment services, and then extending into working capital or consumer loans and deposits is a key development. Differing approaches are being adopted by these platforms, from building out their own financial services offerings to partnering with existing banks to provide financial services.
For some UK fintech entrants 2022 was a more difficult year. Following global interest rate rises, increasing funding costs are challenging models that are better suited to a more benign economic environment. Valuations and private capital funding have fallen over the year, as expectations of future growth have tempered, and funding costs increased. Nevertheless, the digital experience for customers and speed of execution continue to raise customer expectations across the board, requiring ongoing investment to keep pace, and Fintechs remain significant competitors.
The Group's response
We are well positioned to continue our market leading position across multiple markets and deliver on our ambition to grow. We have a strong customer franchise and core capabilities including credit decisioning and market leading efficiency, which is increasingly important given inflationary pressures. Our financial strength allows us to support our customers and our clear purpose and mission drive focus throughout the organisation to achieve our strategic goals.
We have strong customer relationships, meeting the needs of 26 million customers. We will continue to drive strong customer engagement through our multi-channel model and deepen customer relationships through a comprehensive offering. We are increasing our focus on customer segments, building out a compelling mass affluent proposition over time, supported by the acquisition of Embark that completed in early 2022. Our multibrand strategy allows us to compete effectively in intermediary driven markets, where we have headroom to grow as we improve our capability with technology investment, particularly in our pensions and protection businesses.
We continue to invest in front to back digitisation of our SME bank, responding to changing client needs and enabling us to meet more of their needs beyond banking.
We have also increased our focus on collaborating with Fintechs during the year to broaden our product capabilities, for example a partnership to enable digital invoice financing and factoring for our SME clients.
Finally, within the corporate and institutional business we are focusing on our core strengths in cash, debt and risk management products for our UK clients. We will continue to invest in these strengths and scale our originate to distribute capabilities to support clients’ long term needs and improve our balance sheet efficiency.

RECENT DEVELOPMENTS
On 21 February 2023, Lloyds Bank Asset Finance Limited, a wholly-owned subsidiary of the Group, acquired 100 per cent of the ordinary share capital of Hamsard 3352 Limited ("Tusker"), which together with its subsidiaries operates a vehicle management and leasing business. The acquisition will enable the Group to expand its salary sacrifice proposition within motor finance.
On 23 February 2023 the Group announced that it was launching a share buyback programme to repurchase up to £2.0 billion of its outstanding ordinary shares, as previously announced on 22 February 2023.
The Group has entered into an agreement with UBS AG, London Branch to conduct the share buyback on its behalf and to make trading decisions under the programme independently of the Group. Under the terms of the programme, the maximum consideration is £2.0 billion. The programme commenced on 23 February 2023 and will end no later than 29 December 2023. The sole purpose of the programme is to reduce the ordinary share capital of the Company.
UBS AG, London Branch will purchase the Company’s ordinary shares as principal and sell them on to the Company in accordance with the terms of their engagement. The Company intends to cancel the shares that it purchases through the programme.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OVERVIEW AND TREND INFORMATION
ECONOMY
•Given our focus on UK customers, the Group’s prospects are closely linked to developments in the UK economy
•The UK outlook deteriorated in the second half of 2022, heavily influenced by the invasion of Ukraine and central banks’ response to high inflation
•High inflation and rising interest rates create a challenging UK economic outlook for 2023
Market dynamics
After starting 2022 with economic activity constrained by COVID-19, UK GDP recovered almost to its pre-pandemic level by mid-year. Further recovery was limited by rising numbers of workers with long-term sickness and weak productivity growth. House prices and commercial real estate (CRE) prices continued to rise through the first half of 2022. During the second half of the year, however, Russia’s invasion of Ukraine began to have a large impact on the UK and global economies.
Higher energy and food prices exacerbated greater supply chain costs, pushing UK CPI inflation to a 41 year high of 11 per cent during the fourth quarter. Although the UK Government capped energy prices and provided further support to lower income households and pensioners, households’ spending power fell by around 2 per cent in 2022, the largest single-year decline since the 1950s.
Policy support to counter cost of living pressures is constrained. UK Government finances are increasingly stretched, entering the third economic ‘crisis’ since 2008. Spending plans for the next five years have been pared back, taxes raised and the energy price cap reduced from April 2023. In response to inflation rising well above target, the Bank of England raised the UK Bank Rate from 0.25 per cent at the start of 2022 to 3.5 per cent by year end, the highest level since 2008.
Although inflation will begin to fall from early 2023, this is expected to be gradual, causing a further decline in households’ spending power, dragging down UK GDP by 1.2 per cent. With the UK Bank Rate expected to be 4 per cent through most of the year, house prices are forecast to fall by 7 per cent across 2023 with mortgage affordability for new buyers at its tightest since pre-2009. Higher interest rates are reducing CRE prices even more significantly.
There are significant risks to these forecasts in both directions – the impact of rising interest rates could weaken the global or UK economy more than expected; conversely, the cost of living squeeze may be not as deep as assumed if recent falls in wholesale-market forward energy prices persist.
Developments in our markets across 2022 reflected the recovery in economic activity from the pandemic-restricted levels of 2020/21, the end of government schemes that had supported companies’ borrowing during the pandemic, and the rise in inflation. Consumer credit market balances rose by 5 per cent as spending recovered, although they have still regained only half of their fall during the pandemic. Mortgage market balances rose by 4 per cent, supported by the 18 per cent rise in house prices over the three years since the start of the pandemic. Growth in households’ deposits slowed to 4 per cent in 2022 after having grown by 17 per cent in total over 2020 and 2021 when spending opportunities were constrained. Business lending grew slightly, but this masks a bigger rise in lending to large companies and a fall of over 5 per cent in lending to SMEs as businesses began to pay down COVID-19 scheme borrowing.
A mild recession and falling property prices are expected to reduce growth in most of our markets in 2023. Mortgages are expected to slow, as higher interest rates drive down housing transactions. Consumer credit growth is expected to slow less, with further ground to make up to the pre-pandemic level of balances, and with elevated inflation supporting the nominal value of spending. Household deposits growth is expected to slow to its weakest since 2009 due to cost of living pressures. SMEs are expected to continue reducing their elevated borrowing.
Our response
Given our UK focus, the Group’s prospects are closely linked to the performance of the UK economy. Despite this, our business model and strategy, in particular the strength of our customer franchise, balance sheet and prudent approach to risk, position us well.
In line with our purpose of Helping Britain Prosper and a clear customer focus, we are providing support to those most affected by changes to the economic environment. In addition to the near-term revenue benefits from rising interest rates, our strategy will deliver growth and diversification even in a more challenging macroeconomic environment, improving the sustainability of returns. At the same time, we are accelerating efficiency measures to offset inflationary pressures on our cost base, consistent with our ongoing discipline in this area.

CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
Critical accounting judgements and key sources of estimation uncertainty are discussed in note 3 to the financial statements.

FUTURE ACCOUNTING DEVELOPMENTS
Future developments in relation to the Group’s IFRS reporting are discussed in note 55 to the financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RESULTS OF OPERATIONS – 2022 AND 2021
SUMMARY
The Group's condensed consolidated income statement and condensed consolidated balance sheet are as follows.

	2022 £ million	2021 £ million
Net interest income	13,957	9,366
Other income	(8,149)	28,078
Total income	5,808	37,444
Insurance claims and changes in insurance and investment contract liabilities	12,401	(21,120)
Total income, net of insurance claims and changes in insurance and investment contract liabilities	18,209	16,324
Operating expenses	(9,759)	(10,800)
Impairment (charge) credit	(1,522)	1,378
Profit before tax	6,928	6,902
Tax expense	(1,373)	(1,017)
Profit for the year	5,555	5,885

Profit attributable to ordinary shareholders	5,021	5,355
Profit attributable to other equity holders	438	429
Profit attributable to equity holders	5,459	5,784
Profit attributable to non-controlling interests	96	101
Profit for the year	5,555	5,885

	2022 £ million	2021 £ million
Assets
Cash and balances at central banks	91,388	76,420
Financial assets at fair value through profit or loss	180,609	206,771
Derivative financial instruments	24,753	22,051
Loans and advances to banks	10,632	7,001
Loans and advances to customers	454,899	448,567
Reverse repurchase agreements	44,865	54,753
Debt securities	9,926	6,835
Financial assets at amortised cost	520,322	517,156
Financial assets at fair value through other comprehensive income	23,154	28,137
Other assets	37,603	35,990
Total assets	877,829	886,525
Liabilities
Deposits from banks	7,266	7,647
Customer deposits	475,331	476,344
Repurchase agreements at amortised cost	48,596	31,125
Financial liabilities at fair value through profit or loss	17,755	23,123
Derivative financial instruments	24,042	18,060
Debt securities in issue	73,819	71,552
Liabilities arising from insurance contracts and participating investment contracts	106,893	123,423
Liabilities arising from non-participating investment contracts	42,975	45,040
Other liabilities	22,901	23,951
Subordinated liabilities	10,730	13,108
Total liabilities	830,308	833,373
Equity
Ordinary shareholders’ equity	41,980	47,011
Other equity instruments	5,297	5,906
Non-controlling interests	244	235
Total equity	47,521	53,152
Total equity and liabilities	877,829	886,525

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The Group’s statutory profit before tax for the year was £6,928 million, £26 million higher than 2021. The benefit of higher income and lower operating expenses was offset by the impact of an impairment charge (compared to a credit in the prior year), in part reflecting the deterioration in the economic outlook. Statutory profit after tax was £5,555 million (2021: £5,885 million, which included the benefit of a deferred tax remeasurement).
Total income net of insurance claims and changes in insurance and investment contract liabilities for the year was £18,209 million, an increase of 12 per cent on 2021, reflecting continued recovery in customer activity and benefits from UK Bank Rate changes.
Net interest income was £13,957 million in 2022, compared to £9,366 million in 2021. There was a significant movement in the amounts payable to unitholders in the Group's consolidated open-ended investment companies (OEICs), with a credit of £1,035 million being recognised in 2022 compared to a charge of £1,506 million in 2021. This movement reflects weaker market performance in 2022 compared to 2021. The change in population of consolidated OEICs in 2022 compared to 2021 did not have a significant impact. Other changes in net interest income resulted in an increase of £2,050 million, driven by stronger margins and higher average interest-earning assets. Margins benefitted from UK Bank Rate increases and continued funding and capital optimisation, partly offset by lower mortgage margins. Average interest-earning assets increased by £20,216 million to £642,562 million in 2022 compared to £622,346 million in 2021 supported by continued growth in the mortgage book and increases in cash and balances at central banks.
Other income, net of insurance claims and changes in insurance and investment contract liabilities, was £4,252 million in 2022 compared to £6,958 million in 2021. There was a £37,187 million reduction in net trading income driven by losses recognised on policyholder investments within the Group’s insurance business as a result of significantly weaker markets. This was materially offset by the corresponding reduction in insurance and investment contract liabilities, recognised as a decrease in insurance claims and changes in insurance and investment contract liabilities expense and a decrease in the amounts payable to unitholders in the Group’s consolidated OEICs. Insurance claims and changes in insurance and investment contract liabilities were a gain of £12,401 million in 2022 compared to an expense of £21,120 million in 2021.
Overall, other income streams were higher in 2022, reflecting continued recovery in customer activity. Fee and commission income of £2,835 million was up from £2,608 million in 2021 and included the impact of improved current account and credit card performance. Insurance premium income was higher at £9,059 million in 2022 compared with £8,283 million in 2021 primarily due to increased bulk annuity deals. Other operating income also increased and was £104 million higher at £1,276 million in 2022 compared to £1,172 million in 2021, due to higher gains on disposal of financial assets at fair value through other comprehensive income.
Operating expenses decreased by £1,041 million, or 10 per cent to £9,759 million in 2022 compared with £10,800 million in 2021. Other expenses were £870 million, or 23 per cent, lower at £2,959 million in 2022 compared with £3,829 million in 2021, driven by the decrease in charges for regulatory and legal provisions. Depreciation and amortisation costs were £429 million, or 15 per cent, lower at £2,396 million in 2022 compared to £2,825 million in 2021, reflecting the significant software asset write-off in 2021 as a result of investment in new technology and systems infrastructure. Partly offsetting these decreases, staff costs were £187 million, or 5 per cent, higher at £4,072 million in 2022 compared with £3,885 million in 2021 due to inflationary pressures and additional staff payments made in the year. Premises and equipment costs were £71 million higher at £332 million in 2022 compared with £261 million in 2021, reflecting lower gains on disposal of operating lease assets at the end of the contract term and reductions in gains on disposal of Group premises.
The impairment charge of £1,522 million in 2022, compared to a net credit of £1,378 million in 2021, reflected strong observed credit performance, but was impacted by a deteriorating economic outlook partly offset by COVID-19 releases. Asset quality remains strong, with sustained low levels of new to arrears and very modest evidence of deterioration in observed credit metrics despite the inflationary pressures on affordability during the latter half of the year. The Group's ECL allowance increased in the year by £861 million to £4,903 million, compared to £4,042 million at 31 December 2021. Overall the Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to lending with high levels of security, also reflected in strong recovery performance.
The Group recognised a tax expense of £1,373 million in the year, compared to a tax expense of £1,017 million in 2021. The tax expense in 2022 included a £222 million benefit in relation to tax deductibility of provisions made in 2021, and a £53 million expense (2021: £954 million benefit) arising on the remeasurement of deferred tax assets.
Total assets were £8,696 million, or 1 per cent, lower at £877,829 million at 31 December 2022 compared to £886,525 million at 31 December 2021. Cash and balances at central banks were £14,968 million, or 20 per cent, higher at £91,388 million compared to £76,420 million at 31 December 2021 reflecting increased liquidity holdings. Financial assets at amortised cost were £3,166 million higher at £520,322 million compared to £517,156 million at 31 December 2021. Within this, loans and advances to banks were £3,631 million higher. Loans and advances to customers increased to £454,899 million, including growth in the open mortgage book, alongside higher retail unsecured loan and credit card balances. Commercial Banking balances increased due to attractive growth opportunities in the Corporate and Institutional Banking portfolio, partly offset by repayments of Government-backed lending. Also within financial assets at amortised cost, debt securities were £3,091 million higher and reverse repurchase agreement balances were down £9,888 million. Financial assets at fair value through other comprehensive income decreased by £4,983 million to £23,154 million compared to £28,137 million at 31 December 2021 due to asset sales during the year. Financial assets held at fair value through profit or loss decreased by £26,162 million overall, with holdings within the insurance business lower by £18,370 million as a result of market losses on equity investments whilst holdings in the banking business were £7,792 million lower. Derivative financial instruments were £2,702 million higher at £24,753 million compared to £22,051 million at 31 December 2021, driven by movements in the yield curve on interest rate swaps and currency movements. Deferred tax assets increased £2,110 million to £5,228 million driven by change in the value of the cash flow hedging reserve and post-retirement defined benefit scheme remeasurements during the year.
Total liabilities were £3,065 million lower at £830,308 million compared to £833,373 million at 31 December 2021. Customer deposits were £1,013 million lower at £475,331 million at 31 December 2022 compared to £476,344 million at 31 December 2021. This included Retail current account growth which was was more than offset by reductions in Commercial Banking deposits. Repurchase agreement balances were £48,596 million compared to £31,125 million at 31 December 2021. Liabilities arising from insurance and investment contracts decreased by £18,595 million, matching the decrease in policyholder investments as a result of falls in equity markets. There were also decreases in financial liabilities at fair value through profit or loss of £5,368 million. Derivative liabilities increased £5,982 million, consistent with the increase in derivative assets and subordinated liabilities decreased by £2,378 million to £10,730 million compared to £13,108 million at 31 December 2021 primarily as a result of redemptions and repurchases during 2022 of £2,182 million.
Total equity decreased from £53,152 million at 31 December 2021 to £47,521 million at 31 December 2022, as the Group's profits were more than offset by reductions in the cash flow hedging reserve due to the rising rate environment, the impact of pension scheme remeasurements given market conditions, net redemptions of other equity instruments, the impact of in-year dividends and the share buyback programme that was announced in February 2022 in respect of 2021.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The Group’s common equity tier 1 (CET1) capital ratio decreased to 15.1 per cent at 31 December 2022 compared to 17.3 per cent at 31 December 2021 largely reflecting a reduction on 1 January 2022 for regulatory changes. This included the reinstatement of the full deduction treatment for intangible software assets, reductions in IFRS 9 transitional relief and an increase in risk-weighted assets. Subsequent to this, banking business profits for the year and the receipt of dividends paid up by the Insurance business during the year were offset by pension contributions made to the defined benefit pension schemes, the impact of the ordinary share buyback programme that completed during the year, the interim ordinary dividend paid out in September 2022, the accrual for the final 2022 ordinary dividend and distributions on other equity instruments.
Risk-weighted assets increased by £14,892 million from £195,967 million at 31 December 2021 to £210,859 million at 31 December 2022, primarily reflecting the 1 January 2022 regulatory changes which include the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs. This initial increase was partially offset by a subsequent reduction in risk-weighted assets during the year, largely as a result of optimisation activity and Retail model reductions reflecting the resilient underlying credit performance, partly offset by the growth in balance sheet lending and the impact of foreign exchange movements.
The total capital ratio decreased to 19.7 per cent (31 December 2021: 23.6 per cent), reflecting the reduction in CET1 capital, the derecognition of legacy AT1 and Tier 2 capital instruments following the completion of the transition to end-point eligibility rules for regulatory capital on 1 January 2022, instrument repurchases, the impact of interest rate increases and regulatory amortisation on eligible Tier 2 capital instruments and the increase in risk-weighted assets. This was partially offset by the issuance of new AT1 and Tier 2 capital instruments, the impact of sterling depreciation and an increase in eligible provisions recognised through Tier 2 capital.
The minimum requirement for own funds and eligible liabilities (MREL) decreased to 31.7 per cent (31 December 2021: 37.2 per cent), reflecting the increase in risk-weighted assets, reduction in total capital and a reduction in other eligible liabilities. The latter largely reflected the derecognition of senior unsecured debt instruments with less than one year to maturity, calls and interest rate increases, partially offset by new issuances and sterling depreciation.
The UK leverage ratio decreased to 5.6 per cent (31 December 2021: 5.8 per cent), reflecting the reduction in the total tier 1 capital position, partially offset by a decrease in the leverage exposure measure following reductions in securities financing transactions and the measure for off-balance sheet items.
The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return surplus capital through buybacks or special dividends. The Board intends to pay down to its capital target within the course of the current plan, by the end of 2024.
In February 2022, the Board decided to return surplus capital in respect of 2021 through a share buyback programme of up to £2 billion. This commenced in February 2022 and completed in October 2022, with c.4.5 billion shares purchased.
The Board has recommended a final ordinary dividend of 1.60 pence per share, which, together with the interim ordinary dividend of 0.80 pence per share totals 2.40 pence per share, an increase of 20 per cent, in line with the Board’s commitment to capital returns. The Board has also announced its intention to implement an ordinary share buyback of up to £2.0 billion which will commence as soon as is practicable and is expected to be completed by 31 December 2023. The Board intends to return surplus capital by way of a further buyback programme given the amount of surplus capital, the growth in ordinary dividends and the flexibility that a buyback programme offers. Based on the total ordinary dividend and the intended ordinary share buyback the total capital return in respect of 2022 will be up to £3.6 billion.

NET INTEREST INCOME

	2022	2021
Net interest income £m	13,957	9,366
Average interest-earning assets £m	642,562	622,346
Average rates:
Gross yield on average interest-earning assets %[1]	2.75	2.13
Interest spread %[2]	1.78	1.63
Net interest margin %[3]	2.01	1.75
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
Net interest income was £13,957 million in 2022, compared to £9,366 million in 2021. There was a significant movement in the amounts payable to unitholders in the Group's consolidated open-ended investment companies (OEICs), with a credit of £1,035 million being recognised in 2022 compared to a charge of £1,506 million in 2021. This movement reflects weaker market performance in 2022 compared to 2021. The change in population of consolidated OEICs in 2022 compared to 2021 did not have a significant impact. Other changes in net interest income resulted in an increase of £2,050 million, driven by stronger margins and higher average interest-earning assets. Margins benefitted from UK Bank Rate increases and continued funding and capital optimisation, partly offset by lower mortgage margins.
Average interest-earning assets were £20,216 million higher at £642,562 million in 2022 compared to £622,346 million in 2021 supported by continued growth in the mortgage book and increases in cash and balances at central banks. Average interest-earning assets in Retail were £8,616 million, or 2 per cent, higher at £361,969 million in 2022 compared to £353,353 million in 2021 and average relationship lending and similar average interest-earning assets in Commercial Banking were £1,152 million, or 1 per cent, lower at £90,041 million in 2022 compared to £91,193 million in 2021.
The net interest margin, adjusted for net interest income for the amounts allocated to unitholders in Open-Ended Investment Companies, was 26 basis points higher at 2.01 per cent in 2022 compared to 1.75 per cent in 2021, reflecting the asset mix being more directly impacted by the increased interest rates during 2022 than the funding costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OTHER INCOME

	2022 £m	2021 £m
Fee and commission income:
Current accounts	646	638
Credit and debit card fees	1,195	883
Commercial banking and treasury fees	311	413
Unit trust and insurance broking	85	113
Factoring	79	76
Other fees and commissions	519	485
Total fee and commission income	2,835	2,608
Fee and commission expense	(1,332)	(1,185)
Net fee and commission income	1,503	1,423
Net trading income	(19,987)	17,200
Insurance premium income	9,059	8,283
Gains less losses on disposal of financial assets at fair value through other comprehensive income	92	(2)
Other	1,184	1,174
Other operating income	1,276	1,172
Total other income	(8,149)	28,078
Other income was £36,227 million lower at a loss of £8,149 million in 2022 compared to a gain of £28,078 million in 2021.
Fee and commission income was £227 million, or 9 per cent, higher at £2,835 million in 2022 compared with £2,608 million in 2021. There was an increase of £312 million, or 35 per cent, in credit and debit card fees from £883 million in 2021 to £1,195 million in 2022 reflecting improved levels of customer activity. Commercial banking fees were £102 million, or 25 per cent, lower at £311 million in 2022 compared to £413 million in 2021, which included the impact of lower corporate financing activity. Unit trust and insurance broking fees were £28 million, or 25 per cent, lower at £85 million compared to £113 million in 2021 reflecting reduced annual management charges. Other fees and commissions were £34 million, or 7 per cent, higher at £519 million in 2022 compared to £485 million in 2021.
Fee and commission expense was £147 million, or 12 per cent, higher at £1,332 million in 2022 compared to £1,185 million in 2021 reflecting increases in interchange and other fees payable in line with increased customer activity.
Net trading income was £37,187 million lower with a loss of £19,987 million in 2022 compared with a gain of £17,200 million in 2021. Net trading income within the insurance businesses was £36,976 million lower at a loss of £21,067 million in 2022 compared to a gain of £15,909 million in 2021. There were significant decreases in the value of policyholder investments as a result of weak equity market performance. Net trading income in the insurance businesses is largely offset by insurance claims and changes in insurance and investment contract liabilities and the movement in amounts allocated to unitholders in Open-Ended Investment Companies. Net trading income within the Group’s banking activities was £211 million, or 16 per cent, lower at £1,080 million in 2022 compared to £1,291 million in 2021.
Insurance premium income was £9,059 million in 2022 compared with £8,283 million in 2021, an increase of £776 million, or 9 per cent. Earned premiums in respect of the Group’s long-term life and pensions business were £862 million, or 11 per cent, higher at £8,532 million in 2022 compared to £7,670 million in 2021 primarily reflecting a higher level of bulk annuity deals in 2022 due to increased activity in the market. General insurance earned premiums were £86 million, or 14 per cent, lower at £527 million in 2022 compared with £613 million in 2021.
Other operating income was £104 million, or 9 per cent, higher at £1,276 million in 2022 compared to £1,172 million in 2021 due to higher gains on disposal of financial assets at fair value through other comprehensive income.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATING EXPENSES

	2022 £m	2021 £m
Staff costs:
Salaries	2,511	2,405
Performance-based compensation	458	335
Social security costs	341	308
Pensions and other post-retirement benefit schemes	455	538
Restructuring costs	50	92
Other staff costs	257	207
	4,072	3,885
Premises and equipment costs:
Rent and rates	100	118
Repairs and maintenance	137	169
Other	95	(26)
	332	261
Other expenses:
Communications and data processing	1,438	1,181
Advertising and promotion	170	161
Professional fees	265	210
UK bank levy	148	132
Regulatory and legal provisions	255	1,300
Other	683	845
	2,959	3,829
Depreciation and amortisation:
Depreciation of property, plant and equipment	1,471	1,839
Amortisation of acquired value of in-force non-participating investment contracts	22	24
Amortisation of other intangible assets	903	962
	2,396	2,825
Total operating expenses	9,759	10,800
Cost:income ratio (%)[1]	53.6	66.2
1Total operating expenses of £9,759 million (2021: £10,800 million) divided by total income, net of insurance claims and changes in insurance and investment contract liabilities, of £18,209 million (2021: £16,324 million).
Operating expenses decreased by £1,041 million, or 10 per cent, to £9,759 million in 2022 compared with £10,800 million in 2021.
Staff costs were £187 million, or 5 per cent, higher in 2022 at £4,072 million compared to £3,885 million in 2021. On a full-time equivalent basis, the Group had 59,354 employees at the end of 2022, an increase of 1,399 from 57,955 employees at 31 December 2021. Salaries were £106 million, or 4 per cent, higher at £2,511 million in 2022 compared with £2,405 million in 2021 due to inflationary pressures and additional staff payments made during the year. The charge in respect of performance-based compensation was £123 million higher at £458 million in 2022 compared to £335 million in 2021 in part reflecting reduced collective adjustments year-on-year; and social security costs were £33 million, or 11 per cent, higher at £341 million in 2022 compared with £308 million in 2021. Pension costs were £83 million, or 15 per cent, lower at £455 million in 2022 compared to £538 million in 2021. Restructuring costs were £42 million lower at £50 million in 2022 compared to £92 million in 2021, reflecting lower redundancies, and other staff costs were £50 million, or 24 per cent, higher at £257 million in 2022 compared with £207 million in 2021 due to an increase in agency costs from third party contracts.
Premises and equipment costs were £71 million, or 27 per cent, higher at £332 million in 2022 compared to £261 million in 2021. Other premises and equipment costs increased by £121 million from a £26 million credit in 2021 to a charge of £95 million in 2022. In 2021 there was a higher level of gains on disposal of premises and other fixed assets. Rent and rates were £18 million lower at £100 million in 2022 compared to £118 million in 2021; repairs and maintenance costs were £32 million, or 19 per cent, lower at £137 million in 2022 compared to £169 million in 2021.
Other expenses were £870 million, or 23 per cent, lower at £2,959 million in 2022 compared with £3,829 million in 2021, principally due to a £1,045 million decrease in the regulatory and legal provisions charge. There was a £50 million charge in relation to HBOS Reading in 2022 compared to £790 million in 2021. Communications and data processing costs were £257 million, or 22 per cent, higher at £1,438 million in 2022 compared with £1,181 million in 2021, as the Group develops and maintains its information technology infrastructure; and professional fees were £55 million, or 26 per cent, higher at £265 million in 2022 compared to £210 million in 2021, as a result of increased levels of consultancy spend. Advertising and promotion costs were £9 million, or 6 per cent, higher at £170 million in 2022 compared with £161 million in 2021. Other costs were £162 million, or 19 per cent, lower at £683 million in 2022 compared with £845 million in 2021.
Depreciation and amortisation costs were £429 million, or 15 per cent, lower at £2,396 million in 2022 compared with £2,825 million in 2021. Charges for the depreciation of tangible fixed assets were £368 million, or 20 per cent, lower at £1,471 million in 2022 compared to £1,839 million in 2021 and the charge for the amortisation of intangible assets was £59 million, or 6 per cent, lower at £903 million in 2022 compared to £962 million in 2021, in part due to a software asset write-off in 2021 as the Group invested in new technology and systems infrastructure.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
IMPAIRMENT

	2022 £m	2021 £m
In respect of:
Loans and advances to banks	14	(5)
Loans and advances to customers	1,351	(1,116)
Debt securities	7	–
Other assets	22	2
Impairment charge (credit) on drawn balances	1,394	(1,119)
Financial assets at fair value through other comprehensive income	6	(2)
Loan commitments and financial guarantees	122	(257)
Total impairment charged (credited) to the income statement	1,522	(1,378)
Impairment net charge of £1,522 million in 2022 compared to a credit of £1,378 million in 2021, reflects resilient credit performance, but was impacted by a deteriorating economic outlook, partly offset by COVID-19 releases.
Overall the Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk with high levels of security, also reflected in strong recovery performance. The Group's expected credit loss (ECL) allowance increased in the year by £861 million to £4,903 million, compared to £4,042 million at 31 December 2021, largely due to the impacts of the deteriorating economic outlook. Observed credit performance remains broadly stable, with very modest evidence of deterioration and the flow of assets into arrears, defaults and write-offs remaining at low levels and below pre-pandemic levels.
The ECL allowance continues to reflect a probability-weighted view of future economic scenarios built out from the base case and its associated conditioning assumptions, with a 30 per cent weighting applied to base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. All scenarios have deteriorated since the start of the year, following the changes made to the base case outlook. The probability weighted ECL is particularly impacted by the significance and non-linearity of losses from the severe downside scenario. In June 2022, the Group included an adjusted severe downside scenario to incorporate high CPI inflation and UK Bank Rate profiles and to adopt this adjusted scenario to calculate the Group's ECL.
Overall, management judgement adjustments have significantly reduced in the year, reflecting the balance of risks shifting from COVID-19 risks to broader macroeconomic risks from increased inflationary pressures and rising interest rates within the Group’s base case and wider economic scenarios. Management judgements in respect of COVID-19 have been removed as the risks have either dissipated, or are now captured in model calibrations or other wider related judgements. Adjustments for risks in relation to inflationary pressures, not deemed to be fully captured by models, are £0.2 billion at 31 December 2022. These are across Retail portfolios where the perceived affordability risks to certain segments are adjusted, largely through default assumptions, at customer level.

TAXATION

	2022 £m	2021 £m
UK corporation tax:
Current tax on profit for the year	(1,152)	(1,472)
Adjustments in respect of prior years	31	94
	(1,121)	(1,378)
Foreign tax:
Current tax on profit for the year	(74)	(51)
Adjustments in respect of prior years	(9)	21
	(83)	(30)
Current tax expense	(1,204)	(1,408)
Deferred tax (expense) credit	(169)	391
Tax expense	(1,373)	(1,017)
The Group recognised a tax expense of £1,373 million for the year (2021: £1,017 million), with £239 million in the fourth quarter. The expense for the year included a £222 million benefit recognised in the fourth quarter in relation to tax deductibility of provisions made in 2021 and a £53 million expense (2021: £954 million benefit) arising primarily on the remeasurement of deferred tax assets following the substantive enactment of the previously announced reduction in the rate of banking surcharge from 8 per cent to 3 per cent.
The Group expects a medium-term effective tax rate of around 27 per cent, which includes the impact of the reduction in the rate of banking surcharge and the increase in corporation tax rate from 19 per cent to 25 per cent, both of which come into effect from 1 April 2023. An explanation of the relationship between the tax expense and the Group’s accounting profit for the year is set out on page F-49.

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
During the year ended 31 December 2022, there were changes as a result of the Group restructure effective from 1 July 2022 and other methodology changes (comparatives have been restated accordingly):
•Business Banking and Commercial Cards moved from Retail to Commercial Banking. Wealth moved from Insurance and Wealth to Retail.
•Insurance and Wealth was renamed Insurance, Pensions and Investments.
•The Group reviewed and updated its methodology for liquidity transfer pricing between segments.
•The Group revised the treatment of restructuring costs and all such costs other than those relating to merger, acquisition and integration activities are now reported within operating costs in arriving at underlying profit.
•Non lending-related fraud costs, previously included within underlying impairment, are now reported as part of operating costs (this has not impacted the statutory impairment charge).
Following the restructure, the Group completed a review and determined that it had three financial reporting segments: Retail; Commercial Banking; and Insurance, Pensions and Investments.
Comparisons of results on a historical consolidated statutory basis are impacted by a number of items. In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on an ‘underlying’ basis. The effects of the following are excluded in arriving at underlying profit:
•Restructuring costs relating to merger, acquisition and integration activities
•Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
•Payment protection insurance remediation provisions, excluding litigation costs
The results of the businesses are set out below on the underlying basis:

	2022 £m	2021[1,2,3] £m
Retail	4,497	4,832
Commercial Banking	1,861	1,844
Insurance, Pensions and Investments	391	281
Other	699	579
Underlying profit before tax	7,448	7,536
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2     During 2022, the Group revised its liquidity transfer pricing methodology. Comparative segmental underlying profit before tax has been presented on a consistent basis. Total Group figures are unaffected by these changes.
3    2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page F-34.
Reconciliation of statutory profit to underlying profit before tax for the year

	Note	2022 £m	2021 £m
Statutory profit before tax		6,928	6,902
Market volatility and asset sales	1	252	(87)
Amortisation of purchased intangibles	2	70	70
Restructuring costs[1]	3	80	452
Fair value unwind	4	118	199
Underlying profit before tax		7,448	7,536
1    2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page F-34.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
1.    Market volatility and asset sales
Market volatility and asset sales of £252 million included negative insurance volatility of £148 million due to rising interest rates and wider bond spreads partially offset by inflation (net of hedging), in addition, there was negative banking volatility of £46 million. This compares to gains during 2021 of £87 million, which included positive insurance and banking volatility, partly offset by liability management losses and other statutory items.
Management believes that excluding volatility from underlying profit before tax provides useful information for investors on the performance of the business because it allows for a comparable representation of the Group’s performance by removing the impact of items caused by market movements outside the control of management.
Insurance and policyholder interests volatility comprises the following:

	2022 £m	2021 £m
Insurance volatility	(735)	503
Policyholder interests volatility	236	366
Insurance equity hedging arrangements	351	(592)
Total	(148)	277
The most significant limitation associated with excluding insurance volatility from the underlying basis results is that insurance volatility requires assumptions to be made for the normalised return on equities and other investments. Management compensates for this limitation by monitoring closely the assumptions used to calculate the normalised return used within the calculation of insurance volatility; these assumptions are disclosed below.
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
Accounting standards require that tax on policyholder investment returns relating to life products should be included in the Group’s tax charge rather than being offset against the related income. The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge. Timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the expected approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility. In 2022, the statutory results before tax included a credit to other income which relates to policyholder interests volatility totalling £236 million.
Insurance hedging arrangements
Although the Group manages its exposures to equity, interest rate, foreign currency exchange rate, inflation and market movements within the Insurance division, it does so by balancing the importance of managing the impacts on both capital and earnings volatility, though the extent to which these bases are hedged needs to be balanced. For example, equity market movements are hedged within Insurance on a Solvency II capital basis and whilst this also reduces the IFRS earnings exposure to equity market movements, the hedge works to a lesser extent from an IFRS earnings perspective.
2.    Amortisation of purchased intangibles
The Group incurred a charge for the amortisation of intangible assets, recognised on the acquisition of MBNA, of £70 million (2021: £70 million).
3.    Restructuring costs
Restructuring costs were £80 million (2021: £452 million) and relate to merger, acquisition and integration activities. The higher charge in 2021 reflected a software asset write-off, as the Group invested in new technology and systems infrastructure.
4.    Fair value unwind
The statutory results include the impact of the acquisition-related fair value adjustments, arising from the acquisitions of HBOS and MBNA. In 2022 the principal financial effect of the fair value unwind is to reflect the effective interest rates applicable at the date of acquisition, on liabilities that were acquired at values that differed from their original book value.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
DIVISIONAL RESULTS
RETAIL
Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build deep and enduring relationships that meet more of its customers’ financial needs and improve their financial resilience throughout their lifetime, with personalised products and services. Retail operates the largest digital bank and branch network in the UK and continues to improve service levels and reduce conduct risk, whilst working within a prudent risk appetite. Through investment in strategic priority areas, alongside increasing use of data, Retail will deepen existing consumer relationships and broaden its intermediary offering, to improve customer experience, operational efficiency and enable increasingly tailored propositions.

	2022 £m	2021[1] £m
Underlying net interest income[2]	9,774	8,577
Underlying other income	1,731	1,597
Operating lease depreciation	(368)	(442)
Underlying income, net of operating lease depreciation	11,137	9,732
Underlying operating costs[3]	(5,175)	(4,988)
Remediation	(92)	(360)
Total underlying costs	(5,267)	(5,348)
Underlying impairment (charge) credit	(1,373)	447
Underlying profit before tax	4,497	4,831
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2    During 2022, the Group revised its liquidity transfer pricing methodology. Comparative segmental net interest income has been presented on a consistent basis.
3    2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page F-34.
Underlying profit before tax reduced by £334 million to £4,497 million in 2022 compared to £4,831 million in 2021.
Underlying net interest income increased by £1,197 million, or 14 per cent, to £9,774 million in 2022 compared to £8,577 million in 2021, benefitting from the rising rate environment in liabilities and higher unsecured lending balances, partly offset by mortgage margin compression.
Underlying other income increased £134 million to £1,731 million in 2022 compared to £1,597 million in 2021, driven by improved levels of customer activity across current accounts and credit cards.
Operating lease depreciation decreased £74 million, or 17 per cent, to £368 million in 2022 compared to £442 million in 2021, reflecting continued strength of used car prices given industry-wide supply constraints in the new car market.
Underlying operating costs increased by £187 million, to £5,175 million in 2022 compared to £4,988 million in 2021, reflecting higher planned strategic investment costs and the rebuilding of variable pay, partly offset by continued benefit from efficiency initiatives.
Remediation decreased by £268 million to £92 million in 2022 compared to £360 million in 2021, relating to pre-existing programmes.
Underlying impairment increased by £1,820 million to a charge of £1,373 million in 2022 compared to a credit of £447 million in 2021. The portfolio remains resilient with a modest trend towards normalising credit performance during the second half. Updated economic scenarios, including inflation and interest rate pressures, have contributed to an increased charge (compared to a credit in the prior year).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
COMMERCIAL BANKING
Commercial Banking serves small and medium businesses as well as corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience via a digital first Business model and expanded client propositions, generating diversified capital efficient growth and supporting customers on their transition to net zero.

	2022 £m	2021[1] £m
Underlying net interest income[2]	3,447	2,602
Underlying other income	1,565	1,442
Operating lease depreciation	(5)	(18)
Underlying income, net of operating lease depreciation	5,007	4,026
Underlying operating costs[3]	(2,496)	(2,288)
Remediation	(133)	(830)
Total underlying costs	(2,629)	(3,118)
Underlying impairment (charge) credit	(517)	936
Underlying profit before tax	1,861	1,844
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking; comparatives have been presented on a consistent basis.
2    During 2022, the Group revised its liquidity transfer pricing methodology. Comparative segmental net interest income has been presented on a consistent basis.
3    2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page F-34.
Commercial Banking underlying profit before tax increased by £17 million to £1,861 million in 2022 compared to £1,844 million in 2021.
Underlying net interest income increased by £845 million to £3,447 million in 2022 compared to £2,602 million in 2021, reflecting the higher rate environment and strong portfolio management across both assets and liabilities.
Underlying other income increased by £123 million to £1,565 million in 2022 compared to £1,442 million in 2021 driven by higher financial markets activity and strong performance in transactional banking, partly offset by lower levels of corporate financing activity.
Underlying operating costs increased by £208 million to £2,496 million in 2022 compared to £2,288 million in 2021 reflecting higher planned strategic investment costs and the rebuilding of variable pay, partly offset by continued benefit from efficiency initiatives.
Remediation decreased by £697 million to £133 million in 2022 compared to £830 million in 2021 largely driven by a lower HBOS Reading charge of £50 million in 2022 (31 December 2021: £790 million).
Underlying impairment increased by £1,453 million, to a charge of £517 million in 2022 compared to a credit of £936 million in 2021, driven by the revised macroeconomic outlook and a further material charge on a pre-existing single case; the portfolio performance remains strong, with only modest evidence of deterioration observed in the fourth quarter.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INSURANCE, PENSIONS AND INVESTMENTS
Insurance, Pensions and Investments supports over 10 million customers with Assets under Administration (AuA) of £197 billion (excluding Wealth) and annualised annuity payments of over £1.1 billion. The Group continues to invest significantly in the development of the business, including investment propositions to support the Group’s mass affluent strategy, innovating intermediary propositions and accelerating the transition to a low carbon economy.

	2022 £m	2021[1] £m
Underlying net interest income[2]	(101)	(103)
Underlying other income	1,576	1,406
Underlying income	1,475	1,303
Underlying operating costs[3]	(1,042)	(899)
Remediation	(30)	(123)
Total underlying costs	(1,072)	(1,022)
Underlying impairment (charge) credit	(12)	–
Underlying profit before tax	391	281
1    Reflects the new organisation structure, with Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2    During 2022, the Group revised its liquidity transfer pricing methodology. Comparative segmental net interest income has been presented on a consistent basis.
3    2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page F-34.
Underlying profit before tax from Insurance, Pensions and Investments was £110 million, or 39 per cent, higher at £391 million compared to £281 million in 2021 as a result of an increase of £172 million in total income, a £143 million increase in operating costs and an underlying impairment charge of £12 million in 2022 compared to no charge in 2021.
Underlying net interest income increased by £2 million, or 2 per cent, to a loss of £101 million from a loss of £103 million in 2021, with higher interest rates on debt costs for the division more than offset by improvement in Stockbroking net interest income.
Underlying other income increased by £170 million, or 12 per cent to £1,576 million from £1,406 million in 2021, reflecting movements described below.
Underlying operating costs were £143 million higher, reflecting higher planned strategic investment costs, the rebuilding of variable pay and the inclusion of Embark.
Remediation decreased by £93 million to £30 million in 2022 compared to £123 million in 2021, which was driven by a £91 million regulatory fine relating to the past communication of historical home insurance renewals recognised in the first half of 2021.
INCOME BY PRODUCT GROUP

	2022			2021
	New business £m	Existing business £m	Total £m	New business £m	Existing business £m	Total £m
Workplace, planning and retirement	240	130	370	201	110	311
Individual and bulk annuities	141	101	242	79	83	162
Protection	42	22	64	32	20	52
Longstanding	9	303	312	11	286	297
	432	556	988	323	499	822
Life and pensions experience and other items			279			161
General insurance			113			280
Embark			45
			1,425			1,263
Stockbroking			50			40
Underlying income			1,475			1,303
New business income has increased by £109 million to £432 million, mainly driven by increased volumes in both the Workplace business and bulk annuity deals.
Existing business income has increased by £57 million from £499 million to £556 million, due to the positive impact of economics (at the start of the year).
Experience and other items contributed a net positive impact of £279 million. This was £118 million higher than 2021, driven by a higher benefit from positive assumption changes. Current year changes include a benefit from updating to the latest industry longevity assumptions and a significant improvement in persistency assumptions (including benefit from adding drawdown functionality in the Group's core pension products). The prior year included allowance for the coronavirus impact on mortality rates. The 2021 changes in expense assumptions primarily reflect reallocation of costs between business lines and future short-term committed expenditures, including specific projects. Methodology changes in 2021 include significant model improvements.
General insurance income net of claims decreased, with a reduction in income driven by severe weather related claims and a reduction in sales volumes, driven by market challenges as insurers have reacted to pricing reforms.
Stockbroking income increased with interest income benefitting from rate rises.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OTHER
Other contains the Group’s equity investments businesses, including Lloyds Development Capital (LDC) and the Group’s share of the Business Growth Fund (BGF), as well as Citra Living. Also included are income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (which includes the central recovery of the Group’s distributions on other equity instruments), in period gains from gilt sales and the unwind of associated hedging costs.

	2022 £m	2021 £m
Underlying income	429	702
Underlying operating costs[1]	(122)	(137)
Remediation	–	13
Total underlying costs	(122)	(124)
Underlying impairment credit	392	2
Underlying profit before tax	699	580
1    2021 comparatives have been presented to reflect the new cost basis, consistent with the current period. See page F-34.
Other underlying profit before tax was £699 million in 2022 compared to £580 million in 2021.
During 2022, the Group's equity investment business contributed income of £419 million compared to £573 million in 2021. This is lower given the above run rate gains in LDC in 2021 and charges of c.£40 million in relation to the BGF in 2022. During 2022 LDC has continued to deliver strong investment performance. The business continues to build its investment portfolio with attractive returns and opportunities to further integrate with the Group offering.
Total underlying costs were £2 million lower at £122 million in 2022 compared to £124 million in 2021.
Underlying impairment for the year was a credit of £392 million compared to £2 million in 2021, relating to the full release of the ECL central adjustment held at the end of 2021 (31 December 2021: £400 million). This adjustment was not allocated to specific portfolios and was applied in respect of uncertainty in the economic outlook, relating to the risks of COVID-19.
RESULTS OF OPERATIONS – 2020
The Group’s results for the year ended 31 December 2020, and a discussion of the results for the year ended 31 December 2021 compared to those for the year ended 31 December 2020, were included in the Annual Report on Form 20-F for the year ended 31 December 2021, filed with the SEC on 28 February 2022, which discussion is hereby incorporated by reference into this document.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
AVERAGE BALANCE SHEET AND INTEREST INCOME AND EXPENSE

	2022			2021			2020
	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %
Assets[1]
Financial assets at amortised cost:
Loans and advances to banks and reverse repurchase agreements	101,654	1,313	1.29	87,637	104	0.12	85,937	203	0.24
Loans and advances to customers and reverse repurchase agreements	507,996	15,217	3.00	502,809	12,633	2.51	504,446	13,704	2.72
Debt securities	9,079	168	1.85	5,466	80	1.46	5,351	97	1.81
Financial assets at fair value through other comprehensive income	23,833	947	3.97	26,434	441	1.67	27,346	302	1.10
Total average interest-earning assets of banking book	642,562	17,645	2.75	622,346	13,258	2.13	623,080	14,306	2.30
Total average interest-earning financial assets at fair value through profit or loss	77,845	1,838	2.36	74,428	1,314	1.77	71,772	1,366	1.90
Total average interest-earning assets	720,407	19,483	2.70	696,774	14,572	2.09	694,852	15,672	2.26
Allowance for impairment losses on financial assets held at amortised cost	(4,288)			(5,146)			(5,499)
Non-interest earning assets	176,359			186,068			177,062
Total average assets and interest earned	892,478	19,483	2.18	877,696	14,572	1.66	866,415	15,672	1.81
1The line items below are based on IFRS terminology and include all major categories of average interest-earning assets and average interest-bearing liabilities.

	2022			2021			2020
	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %
Average interest-earning assets and net interest income:
Banking business	642,562	12,922	2.01	622,346	10,872	1.75	623,080	10,574	1.70
Unitholders’ interest in consolidated Open Ended Investment Companies	–	1,035	N/A	–	(1,506)	N/A	–	175	N/A
Trading securities and other financial assets at fair value through profit or loss	77,845	1,370	1.76	74,428	1,201	1.61	71,772	1,168	1.63
	720,407	15,327	2.13	696,774	10,567	1.52	694,852	11,917	1.72

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	2022			2021			2020
	Average balance sheet amount £m	Interest expense £m	Average rate %	Average balance sheet amount £m	Interest expense £m	Average rate %	Average balance sheet amount £m	Interest expense £m	Average rate %
Liabilities and shareholders’ funds[1]
Deposits by banks	7,902	148	1.87	9,930	74	0.75	13,412	113	0.84
Customer deposits	345,086	1,387	0.40	348,362	426	0.12	341,318	1,091	0.32
Repurchase agreements at amortised cost	46,226	842	1.82	22,332	22	0.10	32,170	117	0.36
Debt securities in issue[2]	74,007	1,636	2.21	79,650	900	1.13	95,745	1,313	1.37
Lease liabilities	1,323	29	2.19	1,512	32	2.12	1,717	41	2.39
Subordinated liabilities	10,654	681	6.39	13,462	932	6.92	16,811	1,057	6.29
Total average interest-bearing liabilities of banking book	485,198	4,723	0.97	475,248	2,386	0.50	501,173	3,732	0.74
Unitholders’ interest in consolidated Open Ended Investment Companies	10,933	(1,035)	(9.47)	12,016	1,506	12.53	11,056	(175)	(1.58)
Total average interest-bearing liabilities of trading book	20,809	468	2.25	23,269	113	0.49	21,706	198	0.91
Total average interest-bearing liabilities	516,940	4,156	0.80	510,533	4,005	0.78	533,935	3,755	0.70
Non-interest-bearing customer accounts	132,860			120,533			96,516
Other non-interest-bearing liabilities	192,504			195,313			186,455
Total average non-interest-bearing liabilities	325,364			315,846			282,971
Non-controlling interests, other equity instruments and shareholders’ funds	50,174			51,317			49,511
Total average liabilities, average shareholders' funds and interest expense	892,478	4,156	0.47	877,696	4,005	0.46	866,417	3,755	0.43
1The line items below are based on IFRS terminology and include all major categories of average interest-earning assets and average interest-bearing liabilities.
2The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 3.67 per cent (2021: 1.77 per cent; 2020: 2.28 per cent).
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CHANGES IN NET INTEREST INCOME – VOLUME AND RATE ANALYSIS
The following table allocates changes in net interest income between volume, rate and their combined impact for 2022 compared with 2021 and for 2021 compared with 2020.

	2022 compared with 2021 increase/(decrease)				2021 compared with 2020 increase/(decrease)
	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m
Interest income
Financial assets at amortised cost:
Loans and advances to banks and reverse repurchase agreements	1,209	17	1,028	164	(99)	4	(101)	(2)
Loans and advances to customers and reverse repurchase agreements	2,584	130	2,429	25	(1,071)	(44)	(1,030)	3
Debt securities	88	53	21	14	(17)	2	(19)	–
Financial assets at fair value through other comprehensive income	506	(43)	609	(60)	139	(10)	154	(5)
Total banking book interest income	4,387	157	4,087	143	(1,048)	(48)	(996)	(4)
Total interest income on financial assets at fair value through profit or loss	524	60	444	20	(52)	51	(99)	(4)
Total interest income	4,911	217	4,531	163	(1,100)	3	(1,095)	(8)
Interest expense
Deposits by banks	74	(15)	112	(23)	(39)	(29)	(13)	3
Customer deposits	961	(4)	974	(9)	(665)	23	(674)	(14)
Liabilities to banks and customers under sale and repurchase agreements	820	24	384	412	(95)	(36)	(85)	26
Debt securities in issue	736	(64)	861	(61)	(413)	(221)	(231)	39
Lease liabilities	(3)	(4)	1	–	(9)	(4)	(6)	1
Subordinated liabilities	(251)	(194)	(72)	15	(125)	(211)	107	(21)
Total banking book interest expense	2,337	(257)	2,260	334	(1,346)	(478)	(902)	34
Amounts payable to unitholders in consolidated Open-Ended Investment Companies	(2,541)	(136)	(2,643)	238	1,681	(15)	1,561	135
Total interest expense on trading and other liabilities at fair value through profit or loss	355	(12)	410	(43)	(85)	14	(92)	(7)
Total interest expense	151	(405)	27	529	250	(479)	567	162

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK OVERVIEW
EFFECTIVE RISK MANAGEMENT AND CONTROL
OUR APPROACH TO RISK
Risk management is at the heart of the Group’s purpose of Helping Britain Prosper. A strong risk management culture is crucial for sustainable growth, supporting the transition to a low carbon economy and building an inclusive society.
Employing informed risk decision-making and robust risk management, supported by a consistent risk-focused culture, we strive to protect the Group and our stakeholders, while fulfilling our strategic mission.
A prudent approach to risk is fundamental to the Group’s business model and drives our participation choices, whilst protecting customers, colleagues and the Group.
The risk management section from pages 45 to 54 provides an in-depth picture of how risk is managed within the Group, including the approach to risk appetite, risk governance, stress testing and detailed analysis of the principal risk categories, including the framework by which these risks are identified, managed, mitigated and monitored.
OUR ENTERPRISE RISK MANAGEMENT FRAMEWORK
The Group’s comprehensive enterprise risk management framework, that applies to all legal entities across the Group, is the foundation for the delivery of effective and consistent risk control. It enables proactive identification, active management and monitoring of the Group’s risks, which is supported by our One Risk and Control Self-Assessment approach.
The Group’s risk appetite, principles, policies, procedures, controls and reporting are regularly reviewed and updated to ensure they remain fully in line with regulation, law, corporate governance and industry good practice.
Risk appetite is defined within the Group as the amount and type of risk that the Group is prepared to seek, accept or tolerate in delivering its strategy.
The Board is responsible for approving the Group’s Board risk appetite statement annually. Board-level risk appetite metrics are augmented further by sub-Board level metrics and cascaded into more detailed business metrics and limits. Regular close monitoring and comprehensive reporting to all levels of management and the Board ensures appetite limits are maintained and subject to stress analysis at a risk type and portfolio level, as appropriate.
Governance is maintained through delegation of authority from the Board down to individuals. Senior executives are supported by a committee-based structure which is designed to ensure open challenge and enable effective Board engagement and decision-making.
More information on the Board's responsibilities can be found on page 148 and our Risk committees on pages 48 to 49.
RISK CULTURE AND THE CUSTOMER
The Board and senior management play a vital role in shaping and embedding a healthy corporate culture.
Our responsible, inclusive and diverse culture supports colleagues to consistently do the right thing for customers. The Group’s Code of Responsibility and refreshed values reinforces colleagues’ accountability for the risks they take and their responsibility to prioritise customers’ needs.
As a Group, we are open, honest and transparent with colleagues working in collaboration with business units to:
•Support effective risk management and provide constructive challenge
•Share lessons learned and understand root causes when things go wrong
•Consider horizon risks and opportunities
The Group aims to maintain a strong focus on building and sustaining long-term relationships with customers through the economic cycle.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK PROFILE AND PERFORMANCE
The Group has continued to maintain support for its customers amid the backdrop of supply chain pressures, cost of living increases and global and domestic economic uncertainty.
Observed credit performance remains strong, with very modest evidence of deterioration. The Group’s loan portfolio continues to be well-positioned and heightened monitoring is in place to identify signs of affordability stress.
The Group’s strategy will see ongoing investment in technology, driving the evolution of processes and further strengthening of the Group’s operational resilience, amid continuously evolving threats, such as cyber risk.
Climate change remains a key consideration for the Group, with positive progress in 2022 and a commitment to continued focus in 2023.
Overall, key risks continue to be managed effectively and the Group is well positioned to safely progress its strategic ambitions.
PRINCIPAL RISKS
Principal risks are the Board-approved enterprise-wide risk categories, used to monitor and report the risk exposures posing the greatest impact to the Group.
All of the Group’s principal risks, which are outlined in this section, are reported regularly to the Board Risk Committee and the Board. The Board Risk Committee report from pages 161 to 166 outlines its activities during the year, as well as its purpose, responsibilities and composition.
The Group is in the process of conducting a detailed review of the enterprise risk management framework, which may result in a reclassification of our principal risks. Page 54 contains a summary of our principal and secondary risks.
The risk management section from pages 45 to 100 provides a more in-depth picture of how each principal risk is managed within the Group.
Risk trends: è Stable risk é Increased risk ê Decreased risk
CAPITAL RISK è
The Group maintained its capital position in 2022 with a CET1 ratio of 14.1 per cent on an adjusted basis, having also absorbed significant regulatory headwinds on 1st January 2022. This is significantly ahead of regulatory requirements and in excess of the Group’s ongoing target of around 12.5 per cent, plus a management buffer of around 1 per cent. Downside risks from economic and regulatory headwinds are being closely monitored.
Risk appetite: The Group maintains capital levels commensurate with a prudent level of solvency to achieve financial resilience and market confidence.
Key mitigating actions:
•Capital management framework that includes the setting of capital risk appetite, capital planning and stress testing activities
•Monitoring of early warning indicators and maintenance of a Capital Contingency Framework, designed to identify and act on emerging capital concerns at an early stage
CHANGE/EXECUTION RISK é
The Group’s inherent change/execution risk heightened in 2022, driven by the scale and increased complexity of some of the changes being delivered. The Group continues to strengthen its change capability and controls in response, to support the Group’s business and technology transformation plans.
Risk appetite: The Group has limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity.
Key mitigating actions:
•Continued evolution and enhancement of the Group change policy, method and control environment
•Measurement and reporting of change/execution risk, including regular reporting to appropriate bodies on critical elements of the change portfolio
•Providing sufficient skilled resources to safely deliver and embed change and support future transformation plans
CLIMATE RISK è
2022 has seen significant progress in embedding climate risk, with a consistent framework and clear responsibilities that will enhance understanding of the Group’s climate risks and their management, in line with regulatory requirements. Progress continues in key areas, including developing climate data and scenario analysis capabilities; enhancing risk appetite measures; as well progressing the Group’s ambitions for reducing emissions.
Risk appetite: The Group takes action to support the Group and its customers transition to net zero, and maintain its resilience against the risks relating to climate change.
Key mitigating actions:
•Climate risk policy in place, embedded across the Group
•Regular updates to the Board and further development of climate risk reporting
•Consideration of key climate risks as part of the Group’s financial planning process
CONDUCT RISK è
Conduct risk remained stable in 2022, with the Group’s focus on supporting customers impacted by the rising cost of living; implementing and embedding the FCA’s new Consumer Duty requirements; and ensuring good customer outcomes amid the transformation of its business and technology.
Risk appetite: The Group delivers good outcomes for its customers.
Key mitigating actions:
•Robust conduct risk framework in place to support delivery of good customer outcomes, market integrity and competition requirements
•Active engagement with regulatory bodies and key stakeholders to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CREDIT RISK é
The Group’s credit portfolio continued to be well positioned with high levels of security, but a more challenging outlook, driven by interest rate rises and cost of living pressures, saw an increase in credit risk. Evidence of deterioration was very modest, with assets flowing into arrears, defaults and write offs remaining low. Impairment was a net charge of £1,522 million, compared to a net credit of £1,378 million for 2021. The Group’s expected credit loss allowances have increased to £4,841 million (2021: £4,020 million).
Risk appetite: The Group has a conservative and well balanced credit portfolio through the economic cycle, generating an appropriate return on equity, in line with the Group’s target return on equity in aggregate.
Key mitigating actions:
•Extensive and thorough credit processes, strategies and controls to ensure effective risk identification, management and oversight
•Significant monitoring in place, including early warning indicators to remain close to any signs of portfolio deterioration, accompanied by a playbook of mitigating actions
•Pre-emptive credit tightening ahead of macroeconomic deterioration, including updates to affordability lending controls for forward look costs
DATA RISK è
Data risk remained stable in 2022, with significant ongoing investment in the maturity of data risk management, data capabilities and end-to-end management of data risk. Launch of the Group’s new data strategy will support in managing risk and achieving the Group’s growth objectives.
Risk appetite: The Group has zero appetite for data related regulatory fines or enforcement actions.
Key mitigating actions:
•Delivering against the data strategy and uplifting capability in data management and privacy, oversight of the data supply chain and data controls and processes
•Data by design and data ethics principles embedded into the data science lifecycle
FUNDING & LIQUIDITY RISK è
The Group maintained its strong funding and liquidity position in 2022. The loan to deposit ratio increased to 96 per cent (2021: 94 per cent), largely driven by increased lending. The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (based on monthly rolling average from the previous 12 months) of 144 per cent (2021: 135 per cent).
Risk appetite: The Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding.
Key mitigating actions:
•Management and monitoring of liquidity risks and ensuring that management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements
•Significant customer deposit base, driven by inflows to trusted brands
INSURANCE UNDERWRITING RISK è
Insurance underwriting risk remained broadly stable. Life and Pensions present value of new business premium increased to £21.7 billion (2021: £17.3 billion), with ongoing risks to short term persistency driven by economic uncertainty and cost of living pressures. Total gross written premium decreased to £486 million (2021: £655 million) mainly due to difficult trading conditions and the renewal pricing impacts following the FCA GI Pricing Practices Market Study.
Risk appetite: Insurance Group has an appetite to take on insurance underwriting risks where they fit with our strategic objectives.
Key mitigating actions:
•Significant reinsurance of mortality, morbidity and General Insurance catastrophe risk
•Robust processes for underwriting, reinsurance, claims management, pricing, product design and product management
•Management through diversification and pooling of risks
MARKET RISK é
Market volatility in 2022 created an environment of increased market risk. The Group remains well-hedged, ensuring near-term interest rate exposure is managed, while benefitting from rising interest rates. The Group’s structural hedge increased to £255 billion (2021: £240 billion) mostly due to the continued growth in stable customer deposits. The Group’s pension funds had sufficient liquidity to withstand market volatility but saw a slight reduction in the IAS 19 accounting surplus to £3.7 billion (2021: £4.3 billion).
Risk appetite: The Group has effective controls in place to identify and manage the market risk inherent in our customer and client focused activities
Key mitigating actions:
•Structural hedge programmes implemented to stabilise earnings
•Close monitoring of market risks and, where appropriate, undertaking of asset and liability matching and hedging
•Monitoring of the credit allocation in the defined benefit pension schemes, as well as the hedges in place against adverse movements in nominal rates, inflation and longevity
MODEL RISK é
Model risk increased in 2022. The pandemic related government-led support schemes weakened the relationships between model inputs and outputs, and the current economic conditions remain outside those used to build the models, placing reliance on judgemental overlays. The Group’s models are being managed to reduce this need for overlays. The control environment for model risk is being strengthened to meet revised regulatory requirements.
Risk appetite: Material models are performing in line with expectations.
Key mitigating actions:
•Robust model risk management framework for managing and mitigating model risk within the Group

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATIONAL RISK è
Operational risk remained stable in 2022 with operational losses reducing versus 2021. Security, technology and supplier management continue to be the most material operational risk areas.
Risk appetite: The Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these.
Key mitigating actions:
•Review and investment in the Group’s control environment, with a particular focus on automation, to ensure the Group addresses the inherent risks faced
•Deployment of a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance
OPERATIONAL RESILIENCE RISK è
Operational resilience remains a key focus, with continued enhancement to the Group’s resilience for serving customers better and addressing regulatory priorities. Technology resilience remains a focus area, with dedicated programmes to address key risks.
Risk appetite: The Group has limited appetite for disruption to services to customers and stakeholders from significant unexpected events.
Key mitigating actions:
•Operational resilience programme in place to deliver against new regulation and improve the Group’s ability to respond to incidents while delivering key services to customers
•Investment in technology improvements, including enhancements to the resilience of systems that support critical business processes
PEOPLE RISK é
People risk has increased in 2022, aligning with the challenges of the Group’s transformation agenda. The strategic focus of the new leadership team, together with the Group’s revised pay offering, aims to enable colleagues to enhance their skills and capabilities, provide progression opportunities and support colleagues facing cost of living pressures.
Risk appetite: The Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague skills and talent, creates and nurtures the right culture and meets legal and regulatory obligations related to its people.
Key mitigating actions:
•Delivery of strategies to attract, retain and develop high-calibre people with the required capabilities, together with the management of rigorous succession planning for our senior leaders
•Continued focus on the Group’s culture by developing and delivering initiatives that reinforce appropriate behaviours
REGULATORY & LEGAL RISK è
The regulatory and legal risk profile has remained stable thanks to proactive engagement on emerging focus areas including strategic transformation, cost of living pressures and Consumer Duty. Legal risk continued to be impacted by the evolving UK legal and regulatory landscape, other changing regulatory standards and uncertainty arising from the current and future litigation landscape.
Risk appetite: The Group interprets and complies with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations.
Key mitigating actions:
•Policies and procedures setting out the principles and key controls that should apply across the business which are aligned to the Group risk appetite
•Identification, assessment and implementation of policy and regulatory requirements by business units and the establishment of local controls, processes, procedures and resources to ensure appropriate governance and compliance
STRATEGIC RISK è
Strategic risk is stable, with further integration into business planning having been a key focus in 2022. Maturation of the Group’s strategic risk framework will strengthen the Group’s ability to achieve its strategic transformation ambitions.
Key mitigating actions:
•Considering and addressing the strategic implications of emerging trends
•Embedding of strategic risk into business planning process and day-to-day risk management

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
STRATEGIC RISKS
CONNECTIVITY OF RISKS AND OUR STRATEGIC RISK MANAGEMENT FRAMEWORK
Understanding the potential risk implications of our strategy is an important area of focus. Using both quantitative and qualitative analysis, key strategic risk themes have been identified and assessed (see below). These risks are aligned to the key areas of focus in the Group’s strategy and can result on impacts in the Group’s wider principal risks.
The Group’s strategic choices and their resulting consequences can present a material risk to the Group’s customers, colleagues and shareholders.
This is acknowledged by the Group’s Board, with strategic risk recognised as a principal risk within the Group’s Enterprise Risk Management Framework.
The unprecedented events resulting from the COVID-19 pandemic demonstrated how individual risks in aggregate can place significant pressure on the Group's strategy, business model and performance. This further highlighted the importance of the connectivity of strategic risks with wider principal and emerging risks.
Significant work has been undertaken since 2019 to clarify the relationships between principal, emerging and strategic risks.
This activity has evolved the understanding of the Group's key strategic risks and risk connectivity, as well as creating more explicit definitions of each of the risk types, which can be defined as:
Principal: The Board-approved enterprise-wide risk categories used to monitor and report the risk exposures posing the greatest impact to the Group.
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
PROGRESS ON STRATEGIC RISK IN 2022
Further progress has been made this year towards embedding strategic risk into the Group’s planning processes and local risk management.
A re-evaluation of the strategic risk themes was undertaken following the announcement of the new Group strategy in the first quarter, which concluded that the themes remain appropriate. In addition, the Group’s Strategic Risk Policy was published in August, to support the Group’s businesses in developing their medium-term and strategic plans.
Building on this year’s preparation for supporting the ongoing management of strategic risks, the Group will further strengthen its strategic risk insights and management in 2023.
STRATEGIC RISK THEMES
Understanding the potential risk implications of our strategy is an important area of focus. Using both quantitative and qualitative analysis, key strategic risk themes have been identified and assessed (see below). These risks are aligned to the key areas of focus in the Group's strategy and can result in impacts on the Group’s wider principal risks:
ORGANISATIONAL PURPOSE
An organisational purpose with a clear mission and values will enable us to help Britain prosper and build a more sustainable and inclusive business, creating value for the Group's stakeholders.
Risks may arise from:
•Conflicting interpretation of the Group's mission and values
•Inability to inspire the culture and galvanise the organisation to support a progressive strategy
•The stated purpose failing to resonate with our stakeholders due to conflicting objectives
CUSTOMER PROPOSITION
Risk of adverse impact on reputation, customer attraction, customer retention and income generation, arising from:
•Inappropriate products and services
•Inability to respond to changing customer profiles and needs
•Failure to maintain trust and deepen relationships
TALENT ATTRACTION AND RETENTION
Inability to meet the Group’s customer, colleague and transformation goals due to:
•Competition for specialist skills in a challenging labour market
•Failure to attract, develop and retain talent and capabilities for delivering the Group’s agenda
CLIMATE CHANGE
Failure to:
•Adapt to shifting consumer and colleague expectations
•Achieve regulatory and external climate commitments
•Support the transition to a low carbon economy as both a lender and employer
TECHNOLOGY ADVANCES
Potential for greater operational costs, reduced resilience and uncompetitive or inappropriate customer offering, driven by:
•Failure to keep pace with advances in technology
•Inability to effectively leverage data, while ensuring strong data ethics
•Misalignment of technology versus customer appetite

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
EMERGING RISKS
Emerging risks are a key component of the Group’s strategic risk framework.
The Group’s horizon scanning activity enables identification of the most pertinent internal and external operating trends. This insight informs the Group’s strategy, which in turn impacts the Group’s risk profile.
EVOLUTION OF THE GROUP'S METHODOLOGY FOR ASSESSING AND PRIORITISING EMERGING RISKS
In 2022, the Group invested in evolving its approach for understanding and assessing emerging risks. Embracing a more rigorous evaluation methodology, the Group has introduced a wider range of variables for assessing and prioritising risks (see below). These include factors associated with the threat of a risk, the Group’s specific vulnerability to a risk and the preparation and protection the Group has in place to manage or mitigate impacts.
The activity has resulted in a more focused list of the Group’s key emerging risks, enabling greater management concentration on developing the appropriate responses.
Threat: Factors associated with the threat presented by emerging risks
Vulnerability: Factors associated with the Group’s specific vulnerability to emerging risks
Preparation and Protection: The preparation and protection the Group has in place to manage or mitigate impacts
Emerging risk landscape: A focused list of the Group’s key emerging risks from both internal and external sources, for management review and development of the Group’s response

Emerging risk theme	Concerns for the Group and key considerations
Climate related responsibilities	The risks and resulting public perception of the Group’s ability and choices to support the UK’s transition to a low carbon economy.
Customer propositions and societal expectations	Failure to manage and evolve the customer proposition appropriately, amidst a constantly changing demographic of consumers.
Data ethics/ethical AI	The consequences of handling customer data unethically in relation to emerging technology, growing regulation, and how this may manifest across the Group’s different entities.
Digital currencies	Failure to accurately understand and manage the usage of digital currencies by the public or the government, and how this may affect the Group’s operations and future strategy.
Employee proposition	Inability of the Group to anticipate and hire for future skills aligned to evolving industry needs, or provide an attractive colleague proposition against the changing competition landscape.
Futureproof technology strategy	The rate at which the Group is able to adapt, invest and protect itself in relation to fast paced technology growth, alongside rising external expectations.
Global economic and political environment	Increasing strain on the UK economy resulting from continued geopolitical and economic tensions, impacting the Group’s customers, partners and suppliers.
Operational and infrastructure blackouts	Service impacts to the Group’s customers and colleagues due to economic, financial, biological, climate, technological or social challenges.
Potential breakup of the UK	Failure to adequately prepare and assess the policy, operational and financial impacts to the Group as a result of countries in the UK becoming independent.
UK economic environment	Inability to balance the long term social, regulatory and financial impacts of sustained poor economic activity within the UK, and consequent unattractiveness of the UK to external investors.
The individual emerging risks detailed above have been taken to key executive level committees throughout 2022, such as the Board Risk Committee, with actions assigned to monitor more closely their manifestation and potential opportunities. For further information on the Board Risk Committee’s Chair Report, see page 161.
Many emerging risk topics are reviewed on a recurring basis, alongside ongoing activity addressing their present impacts. However, it is acknowledged that these challenges will drive future trends in the long term which the Group will need to prepare for. For further information on how the Group is managing key emerging risks through its strategy, see page 52.
The manifestation of other emerging risks is more unknown. As a result, the Group will continue to explore how these challenges may impact its future strategy, and how it can continue to best protect its customers, colleagues and shareholders.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK MANAGEMENT
Risk management is at the heart of Helping Britain Prosper and creating a more sustainable and inclusive future for people and businesses.
Our mission is to protect our customers, shareholders, colleagues and the Group, while enabling sustainable growth. This is achieved through informed risk decisions and robust risk management, supported by a consistent risk-focused culture.
The risk overview (pages 39 to 44) provides a summary of risk management within the Group and the key focus areas for 2022, including maintaining support for customers. The risk overview also highlights the importance of the connectivity of principal, emerging and strategic risks and how they are embedded into the Group’s strategic risk management framework.
This full risk management section provides a more in-depth picture of how risk is managed within the Group, detailing the Group’s emerging risks, approach to stress testing, risk governance, committee structure, appetite for risk and a full analysis of the principal risk categories (pages 55 to 100), the framework by which risks are identified, managed, mitigated and monitored.
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
To comply with UK specific ring-fencing requirements, core banking services are ring-fenced from other activities within the overall Group. The Group’s enterprise risk management framework (ERMF) and risk appetite apply across the Group. These are supplemented by sub-group specific risk management frameworks and risk appetites which operate within the Group parameters. The Group’s Corporate Governance Framework applies across Lloyds Banking Group plc, Lloyds Bank plc, Bank of Scotland plc and HBOS plc. It is tailored where needed to meet the entity-specific needs of Lloyds Bank plc and Bank of Scotland plc, within the Ring-Fenced Bank sub-group and supplementary corporate governance frameworks are in place to address the specific requirements of the other sub-groups (Non-Ring-Fenced Bank, Insurance and Equity Investments).
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
ROLE OF THE BOARD AND SENIOR MANAGEMENT
Key responsibilities of the Board and senior management include:
•Approval of the ERMF and Board risk appetite
•Approval of Group-wide risk principles and policies
•The cascade of delegated authority (for example to Board sub-committees and the Group Chief Executive)
•Effective oversight of risk management consistent with risk appetite
RISK APPETITE
The Group’s approach to setting, governing, embedding and monitoring risk appetite is detailed in the risk appetite framework, a key component of the ERMF.
Risk appetite is defined within the Group as the amount and type of risk that the Group is prepared to seek, accept or tolerate in delivering its strategy.
Business planning aims to optimise value within the Group’s risk appetite parameters and deliver on its promise to Help Britain Prosper.
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
The following areas are currently included in the Group Board risk appetite:
Capital: the Group maintains capital levels commensurate with a prudent level of solvency to achieve financial resilience and market confidence
Change/execution: the Group has limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity
Climate: the Group takes action to support the transition to net zero, through our activities and our customers, and to maintain our resilience against the risks relating to climate change
Conduct: the Group delivers fair outcomes for its customers
Credit: the Group has a conservative and well balanced credit portfolio through the economic cycle, generating an appropriate return on equity, in line with the Group’s target return on equity in aggregate
Data: the Group has zero appetite for data related regulatory fines or enforcement actions
Funding and liquidity: the Group maintains a prudent liquidity profile and a balance sheet structure that limits its reliance on potentially volatile sources of funding
Insurance underwriting: the Insurance Group has an appetite to take on insurance underwriting risks where they fit with our strategic objectives
Market: the Group has effective controls in place to identify and manage the market risk inherent in our customer and client focused activities
Model: material models are performing in line with expectations
Operational: the Group has robust controls in place to manage operational losses, reputational events and regulatory breaches. It identifies and assesses emerging risks and acts to mitigate these
Operational resilience: the Group has limited appetite for disruption to services to customers and stakeholders from significant unexpected events
People: the Group leads responsibly and proficiently, manages people resource effectively, supports and develops colleague skills and talent, creates and nurtures the right culture and meets legal and regulatory obligations related to its people
Regulatory and legal: the Group interprets and complies with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
GOVERNANCE FRAMEWORKS
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
Risk division (second line) is centralised, headed by the Chief Risk Officer, providing oversight and constructive challenge to the effectiveness of risk decisions taken by business management, providing proactive advice and guidance, reviewing, challenging and reporting on the risk profile of the Group and ensuring that mitigating actions are appropriate.
It also has a key role in promoting the implementation of a strategic approach to risk management reflecting the risk appetite and ERMF agreed by the Board that encompasses:
•Overseeing embedding of effective risk management processes
•Transparent, focused risk monitoring and reporting
•Provision of expert and high-quality advice and guidance to the Board, executives and management on strategic issues and horizon scanning, including pending regulatory changes
•A constructive dialogue with the first line through provision of advice, development of common methodologies, understanding, education, training, and development of new risk management tools
The primary role of Group Internal Audit (third line) is to help the Board and executive management protect the assets, reputation and sustainability of the Group. Group Internal Audit is led by the Group Chief Internal Auditor. Group Internal Audit provides independent assurance to the Audit Committee and the Board through performing reviews and engaging with committees and executive management, providing opinion, challenge and informal advice on risk and the state of the control environment. Group Internal Audit is a single independent internal audit function, reporting to the Group Audit Committee, and the Board or Board Audit Committees of the sub-groups, subsidiaries and legal entities where applicable.
RISK AND CONTROL CYCLE FROM IDENTIFICATION TO REPORTING
To allow senior management to make informed risk decisions, the business follows a continuous risk management approach which includes producing appropriate and accurate risk reporting. The risk and control cycle sets out how this should be approached. This cycle, from identification to reporting, ensures consistency and is intended to manage and mitigate the risks impacting the Group.
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
Identified risks are reported on a regular basis to the appropriate committee. The extent of the risk is compared to the overall risk appetite as well as specific limits or triggers. When thresholds are breached, committee minutes are clear on the actions and time frames required to resolve the breach and bring risk within tolerances. There is a clear process for escalation of risks and risk events.
All key controls are recorded and assessed on a regular basis, in response to triggers or minimum annually. Control assessments consider both the adequacy of the design and operating effectiveness. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. Control effectiveness against all residual risks are aggregated by risk category and reported and monitored via the monthly Key Risk Insights Report or Consolidated Risk Report (CRR). The Key Risk Insights Report and CRR are reviewed and independently challenged by the Risk division and provided to the Risk division Executive Committee and Group Risk Committee. On an annual basis, a point in time assessment is made for control effectiveness against each risk category and across sub-groups. The CRR data is the primary source used for this point-in-time assessment and a year-on-year comparison on control effectiveness is reported to the Board.
One Risk and Control Self-Assessment (One RCSA) is part of the Group’s risk and control strategy to deliver a stronger risk culture and simplified risk and control environment. During 2022, there has been significant effort to embed One RCSA. This will continue into 2023 as risk practices, data quality, culture and capability mature.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK RESOURCES AND CAPABILITIES
Appropriate mechanisms are in place to avoid over-reliance on key personnel or system/technical expertise within the Group. Adequate resources are in place to serve customers both under normal working conditions and in times of stress, and monitoring procedures are in place to ensure that the level of available resource can be increased if required. Colleagues undertake appropriate training to ensure they have the skills and knowledge necessary to enable them to deliver good outcomes for customers.
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
An aggregate view of the Group’s overall risk profile, key risks and management actions, and performance against risk appetite, including the Key Risk Insights Report and CRR, is reported to and discussed monthly at the Group Risk Committee with regular reporting to the Board Risk Committee and the Board.
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

FINANCIAL REPORTING RISK MANAGEMENT SYSTEMS AND INTERNAL CONTROLS
The Group maintains risk management systems and internal controls relating to the financial reporting process which are designed to:
•Ensure that accounting policies are appropriately and consistently applied, transactions are recorded accurately, and undertaken in accordance with delegated authorities, that assets are safeguarded and liabilities are properly stated
•Enable the calculation, preparation and reporting of financial, prudential regulatory and tax outcomes in accordance with applicable International Financial Reporting Standards, statutory and regulatory requirements
•Enable certifications by the Senior Accounting Officer relating to maintenance of appropriate tax accounting and in accordance with the 2009 Finance Act
•Ensure that disclosures are made on a timely basis in accordance with statutory and regulatory requirements (for example UK Finance Code for Financial Reporting Disclosure and the US Sarbanes-Oxley Act)
•Ensure ongoing monitoring to assess the impact of emerging regulation and legislation on financial, prudential regulatory and tax reporting
•Ensure an accurate view of the Group’s performance to allow the Board and senior management to appropriately manage the affairs and strategy of the business as a whole and each of its sub-groups
The Group has a Disclosure Committee which assists the Group Chief Executive and Chief Financial Officer in fulfilling their disclosure responsibilities under relevant listing and other regulatory and legal requirements. In addition, the Audit Committee reviews the quality and acceptability of the Group’s financial disclosures. For further information on the Audit Committee’s responsibilities relating to financial reporting see pages 156 to 160.
EXPOSURE TO RISK ARISING FROM THE BUSINESS ACTIVITIES OF THE GROUP
The table below provides a high level guide to how the Group’s business activities are reflected through its risk-weighted assets (RWAs), which are prepared in line with PRA prudential requirements. There are a number of risks that are not captured in RWAs including pension risk, interest rate risk, concentration risk and some RWA calculations, such as operational risk RWAs are being updated as part of the Basel 3.1 proposals. Furthermore the risk relating to Scottish Widows activities is not included in this table as Scottish Widows are subject to a different set of prudential rules (Solvency 2 regime). Details of the business activities for each division are provided in the Financial Performance Overview on pages 32 to 35.

At 31 December 2022	Retail £bn	Commercial Banking £bn	Insurance, Pensions and Investments[1] £bn	Other[2] £bn	Group £bn
Risk-weighted assets (RWAs)
Credit risk	93.8	59.6	0.1	11.5	165.0
Counterparty credit risk[3]	–	5.8	–	0.8	6.6
Market risk	–	3.2	–	–	3.2
Operational risk	17.9	5.7	–	0.6	24.2
Total (excluding threshold)	111.7	74.3	0.1	12.9	199.0
Threshold[4]	–	–	–	11.9	11.9
Total	111.7	74.3	0.1	24.8	210.9
1As a separate regulated business, the Insurance business maintains its own solvency requirements, including appropriate management buffers, and reports directly to the Insurance Board. Insurance does not hold any RWAs as its assets are removed from the Group’s banking regulatory capital calculations. However, in accordance with banking capital rules part of the Group’s equity investment in Insurance is included in the calculation of threshold RWAs, while the remainder is taken as a deduction from common equity tier 1 (CET1) capital.
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

Third line of defence – assurance
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
•Group and Ring-Fenced Banks Contentious Regulatory Committees
•Group and Ring-Fenced Banks Strategic Delivery Committees
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
Assisted by the Board Risk and Audit Committees, the Board approves the Group’s overall governance, risk and control frameworks and risk appetite. Refer to the corporate governance section on pages 136 to 168, for further information on Board Committees.
The sub-group, divisional and functional risk committees review and recommend sub-group, divisional and functional risk appetite and monitor local risk profile and adherence to appetite.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
EXECUTIVE AND RISK COMMITTEES
The Group Chief Executive is supported by the following:

Committees	Risk focus[1]
Group Executive Committee (GEC)	Assists the Group Chief Executive in exercising their authority in relation to material matters having strategic, cross-business area or Group-wide implications.
Group and Ring-Fenced Banks Risk Committees (GRC)	Responsible for the development, implementation and effectiveness of the Group’s enterprise risk management framework, the clear articulation of the Group’s risk appetite and monitoring and reviewing of the Group’s aggregate risk exposures, control environment and concentrations of risk.
Group and Ring-Fenced Banks Asset and Liability Committees (GALCO)	Responsible for the strategic direction of the Group’s assets and liabilities and the profit and loss implications of balance sheet management actions. The committee reviews and determines the appropriate allocation of capital, funding and liquidity, and market risk resources and makes appropriate trade-offs between risk and reward.
Group and Ring-Fenced Banks Cost Management Committees	Leads and shapes the Group’s approach to cost management, ensuring appropriate governance and process over Group-wide cost management activities and effective control of the Group’s cost base.
Group and Ring-Fenced Banks Contentious Regulatory Committees	Responsible for providing senior management oversight, challenge and accountability in connection with the Group’s engagement with contentious regulatory matters as agreed by the Group Chief Executive.
Group and Ring-Fenced Banks Strategic Delivery Committees	Responsible for driving execution of the Group’s investment portfolio and strategic transformation agenda as agreed by the Group Chief Executive, including monitoring execution performance and progress against strategic objectives. To act as a clearing house to resolve issues on individual project areas and prioritisation across divisional and legal entity issues. Engaging in resolution of challenges that require cross-Group support to resolve, ensuring funding and project performance provides value for money for the Group, and autonomy is maintained alongside accountability for projects and platforms.
Group and Ring-Fenced Banks Net Zero Committees	Responsible for providing direction and oversight of the Group’s environmental sustainability strategy, including particular focus on the net-zero transition and natural capital (biodiversity) strategy. Oversight of the Group’s approach to meeting external environmental commitments and targets, including but not limited to, progress in relation to the requirements of the Net-Zero Banking Alliance (NZBA). Recommending all external material commitments and targets in relation to environmental sustainability.
Group and Ring-Fenced Banks Conduct Investigations Committee	Responsible for protecting and promoting the Group’s conduct, values and behaviours by taking action to rectify the most serious cases of misconduct within the Group, identifying themes and ensuring lessons are shared with the business. The Committee shall do this by making outcome decisions and recommendations (including sanctions) on investigations which have been referred to the Committee from the triage process, including the Independent Triage Panel and overseeing regular reviews of thematic outcomes and lessons learned.
The Group Risk Committee is supported through escalation and ongoing reporting by divisional risk committees, cross-divisional unit committees addressing specific matters of Group-wide significance and the following second line of defence Risk committees which ensure effective oversight of risk management:
Group Market Risk Committee	Responsible for monitoring, oversight and challenge of market risk exposures across the Group. Reviews and proposes changes to the market risk management framework, and reviews the adequacy of data quality needed for managing market risks. It is also responsible for escalating issues of Group-level significance to GEC level (usually via GALCO) relating to the management of the Group’s market risks, including those held in the Group’s insurance companies.
Group Economic Crime Prevention Committee	Brings together accountable stakeholders and subject matter experts to ensure that the development and application of economic crime risk management complies with the Group’s strategic aims, Group corporate responsibility, Group risk appetite and Group economic crime prevention (fraud, anti-money laundering, anti-bribery and sanctions) policy. It provides direction and appropriate focus on priorities to enhance the Group’s economic crime risk management capabilities in line with business and customer objectives while aligning to the Group’s target operating model.
Group Financial Risk Committee	Responsible for overseeing, reviewing, challenging and recommending to GEC/Board Risk Committee/Board for the Group and Ring-Fenced Bank (i) annual internal stress tests, (ii) all Prudential Regulation Authority (PRA) and any other regulatory stress tests, (iii) annual liquidity stress tests, (iv) reverse stress tests, (v) Individual Liquidity Adequacy Assessment (ILAA), (vi) Internal Capital Adequacy Assessment Process (ICAAP), (vii) Pillar 3, (viii) recovery/resolution plans, and (ix) relevant ad hoc stress tests or other analysis as and when required by the Committee.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Committees	Risk focus[1]
Group Executive Committee (GEC)	Assists the Group Chief Executive in exercising their authority in relation to material matters having strategic, cross-business area or Group-wide implications.
Group Capital Risk Committee	Responsible for providing oversight of relevant capital matters within the Group, Ring-Fenced Bank and material subsidiaries, including latest capital position and plans, capital risk appetite proposals, Pillar 2 developments (including stress testing), recovery and resolution matters and the impact of regulatory reforms and developments specific to capital.
Group Model Governance Committee	Responsible for supporting the Model Risk and Validation Director in fulfilling their responsibilities, from a Group-wide perspective, under the Group model governance policy through provision of debate, challenge and support of decisions. The committee will be held as required to facilitate approval of models, model changes and model-related items as required by model policy, including items related to the governance framework as a whole and its application.
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
Scenario stress testing is used to:
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
•Allow senior management and the Boards of the Group and its applicable legal entities to adjust strategies if the plan does not meet risk appetite in a stressed scenario
•Support the Internal Capital Adequacy Assessment Process (ICAAP) by demonstrating capital adequacy, and meet the requirements of regulatory stress tests that are used to inform the setting of the Prudential Regulation Authority (PRA) and management buffers (see capital risk on pages 55 to 62) of the Group and its separately regulated legal entities
Risk mitigation:
•Drive the development of potential actions and contingency plans to mitigate the impact of adverse scenarios. Stress testing also links directly to the recovery and resolution planning process of the Group and its legal entities
REGULATORY STRESS TESTS
Following two years of COVID-19 pandemic crisis related stress testing, in 2022 the PRA returned to the annual cyclical scenario (ACS) stress test framework. The launch of the stress test was postponed from March 2022 to September 2022 following Russia’s invasion in Ukraine. The 2022 ACS included submissions for both the Group and Ring-Fenced Bank (RFB). The 2022 stress test objective was to assess the resilience of the UK banking system to deep simultaneous recessions in the UK and global economy, large falls in asset prices and higher global interest rates. The submission was made to the PRA in January and results will be published in Q3 2023.
INTERNAL STRESS TESTS
On at least an annual basis, the Group conducts macroeconomic stress tests to highlight the key vulnerabilities of the Group’s and its legal entities’ business plans to adverse changes in the economic environment, and to ensure that there are adequate financial resources in the event of a downturn. The 2022 internal stress scenario focussed on assessing vulnerabilities to inflation and rising energy prices.
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
OTHER STRESS TESTING ACTIVITY
The Group’s stress testing programme also involves undertaking assessments of liquidity scenarios, market risk sensitivities and scenarios, and business-specific scenarios (see the principal risk categories on pages 55 to 100 for further information on risk-specific stress testing). If required, ad hoc stress testing exercises are also undertaken to assess emerging risks, as well as in response to regulatory requests. This wide-ranging programme provides a comprehensive view of the potential impacts arising from the risks to which the Group is exposed and reflects the nature, scale and complexity of the Group. The Group participated in Part 1 of the Bank of England’s Climate Biennial Exploratory Stress test in 2021 and will leverage the experience gained through that exercise to further embed climate risk into risk management and stress testing activities.
METHODOLOGY
The stress tests at all levels must comply with all regulatory requirements, achieved through comprehensive macroeconomic scenarios and a rigorous divisional, functional, risk and executive review and challenge process, supported by analysis and insight into impacts on customers and business drivers.
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
The Group Financial Risk Committee (GFRC), chaired by the Chief Risk Officer and attended by the Chief Financial Officer and other senior Risk and Finance colleagues, has primary responsibility for overseeing the development and execution of the Group’s and Ring-Fenced Bank’s stress tests. The Lloyds Bank Corporate Markets plc (LBCM) Risk Committee performs a similar function within the scope of LBCM.
The review and challenge of the Group’s and Ring-Fenced Bank’s detailed stress forecasts, the key assumptions behind these, and the methodology used to translate the economic assumptions into stressed outputs conclude with the appropriate Finance and Risk sign-off. The outputs are then presented to GFRC and the Board Risk Committee for review and challenge. With all regulatory exercises being approved by the Board. There is a similar process within LBCM for the governance of the LBCM-specific results.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
Impacts from emerging risks on the Group’s principal risks can materialise via two different routes:
•Emerging risks can impact the Group’s principal risks directly in the absence of an appropriate strategic response
•Alternatively, emerging risks can be a source of new strategic risks, dependent on our chosen response and the underlying assumptions on how given emerging risks may manifest
Where an emerging risk is considered material enough in its own right, the Group may choose to recognise the risk as a principal risk. Recent examples of this include climate risk and strategic risk. Such elevations are considered and approved through the Board as part of the annual refresh of the enterprise risk management framework.
RISK IDENTIFICATION
The basis for risk identification is founded on collaboration between functions across the Group. The activity incorporates internal horizon scanning and engagement with external experts to gain an external context, ensuring broad coverage.
This activity is inherently linked with and builds upon the annual strategic planning cycle and is used to identify key external trends, risks and opportunities for the Group. The Group continues to evolve its approach for the identification and prioritisation of emerging risks. During 2022, the Group enhanced its emerging risk methodology, introducing a broader range of factors to provide enriched insight.
Under the revised methodology, key factors considered in the assessment of emerging risks include:
•The threat presented by a risk
•The Group’s specific vulnerability to the risk
•The preparation and protection the Group has in place to manage or mitigate impacts
The enhanced approach has delivered a more focused list of the Group’s key emerging risks, as detailed below, enabling greater management concentration on developing the appropriate responses.
NOTABLE EMERGING RISKS AND THEIR IMPLICATIONS
The Group considers the emerging risk themes detailed in the risk overview section on page 44 as having the potential to increase in significance and affect the performance of the Group. These risks can align to one or more of the Group’s strategic risk themes and are considered alongside the Group’s operating plan.
RISK MITIGATION
Emerging risks are managed through the Group’s strategic risk framework, detailed on page 43.
The individual emerging risks detailed above have been taken to executive level committees throughout 2022 with actions assigned to closely monitor their manifestation and potential opportunities.
Pertinent emerging risks are considered as part of the Group’s strategic and business planning processes and primarily addressed through the Group’s strategy.
Key initiatives to tackle the emerging challenges and capitalise on opportunities as part of the Group’s strategy include the following:
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
Key components include:
•Creating better engagement, improving customer journeys and enhancing experiences and tools to drive greater financial resilience and wellbeing for customers
•Democratising access to wealth advice, as well as creating a step change in how the Group engages with affluent customers to meet their holistic needs
•Supporting customers and businesses in respect of making their homes, vehicles, properties and activities more sustainable
•Capitalising on the Group’s existing asset and product capabilities for corporate and institutional clients to play a leading role in the transition to Net Zero, addressing regional inequalities and supporting UK prosperity by helping corporates trade internationally
Talent: The Group is firmly committed to being diverse, employing new ways of working, where colleagues are supported in having a growth mindset and empowered to make decisions at pace.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
Data: Being data-driven is central to the Group’s transformation activity. More than one third of the benefits from the Group’s business strategies are reliant on the ability to successfully leverage data. As such, managing data risk and employing strong data ethics are key considerations for the strategy.
The Group has developed a data management strategy to provide the common framework and direction by uplifting data quality, simplifying data architecture, enhancing data governance and implementing market leading tools to improve its ability to deliver a data-first culture. The Group has also invested in data ethics framework and strong governance for its advanced analytics and cloud programmes.
In addition to the strategic actions detailed above, the Group works closely with regulatory authorities and industry bodies to ensure that the Group can monitor external developments and identify and respond to the evolving landscape, particularly in relation to regulatory and legal risk.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
FULL ANALYSIS OF RISK CATEGORIES
The Group’s risk framework covers all types of risk which affect the Group and could impact on the achievement of its strategic objectives. A detailed description of each category is provided on pages 55 to 100.
Risk categories recognised by the Group are periodically reviewed to ensure that they reflect the Group risk profile in light of internal and external factors, such as the Group strategy and the regulatory environment in which it operates. No changes were made to the risk categories in 2022.

Principal risk categories	Secondary risk categories
Capital risk	– Capital
Page 55
Change/execution risk	– Change/execution
Page 62
Climate risk	– Climate
Page 63
Conduct risk	– Conduct
Page 63
Credit risk	– Retail credit	– Commercial credit
Page 65
Data risk	– Data
Page 83
Funding and liquidity risk	– Funding and liquidity
Page 83
Insurance underwriting risk	– Insurance underwriting
Page 90
Market risk	– Trading book	– Pensions
Page 91	– Banking book	– Insurance
Model risk	– Model
Page 96
Operational risk	– Business process	– Financial reporting	– Security
Page 96	– Economic crime financial	– Governance	– Sourcing and supply chain management
	– Economic crime fraud	– Internal service provision
	– External service provision	– IT systems
Operational resilience risk	– Operational resilience
Page 98
People risk	– People	– Health and safety
Page 99
Regulatory and legal risk	– Regulatory compliance	– Legal
Page 99
Strategic risk	– Strategic

The Group considers both reputational and financial impact in the course of managing all its risks and therefore does not classify reputational impact as a separate risk category.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CAPITAL RISK
DEFINITION
Capital risk is defined as the risk that an insufficient quantity or quality of capital is held to meet regulatory requirements or to support business strategy, an inefficient level of capital is held or that capital is inefficiently deployed across the Group.
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
The Group assesses both its regulatory capital requirements and the quantity and quality of capital resources it holds to meet those requirements through applying the regulatory capital framework set out under the Capital Requirements Directive and Regulation (CRD IV), as amended by subsequent revisions to the Directive (CRD V) and to the Regulation (CRR II), the latter applying in full from 1 January 2022 following the UK implementation of the remaining provisions of CRR II. The requirements are supplemented through additional regulation under the PRA Rulebook and associated statements of policy, supervisory statements and other regulatory guidance.
Further details of the regulatory capital and leverage frameworks to which the Group is subject, including the means by which its capital and leverage requirements and capital resources are calculated, are provided in the Group’s Pillar 3 disclosures.
The minimum amount of total capital, under Pillar 1 of the regulatory capital framework, is set at 8 per cent of total risk-weighted assets. At least 4.5 per cent of risk-weighted assets are required to be met with common equity tier 1 (CET1) capital and at least 6 per cent of risk-weighted assets are required to be met with tier 1 capital. Minimum Pillar 1 requirements are supplemented by additional minimum requirements under Pillar 2A of the regulatory capital framework, the aggregate of which is referred to as the Group’s Total Capital Requirement (TCR), and a number of regulatory capital buffers as described below.
Additional minimum capital requirements under Pillar 2A are set by the PRA as a firm-specific Individual Capital Requirement (ICR) reflecting a point in time estimate, which may change over time, of the minimum amount of capital to cover risks that are not fully covered by Pillar 1, such as credit concentration and operational risk, and those risks not covered at all by Pillar 1, such as pension obligation risk and interest rate risk in the banking book (IRRBB). During the year the PRA reverted to setting a variable amount for Pillar 2A (being a set percentage of risk-weighted assets), with fixed add-ons for certain risk types. The Group’s Pillar 2A capital requirement has been reduced to the equivalent of around 2.7 per cent of risk-weighted assets, of which the minimum amount to be met by CET1 capital is the equivalent of around 1.5 per cent of risk-weighted assets.
The Group’s Pillar 2A capital requirement includes a reduction linked to the setting of a 2 per cent UK countercyclical capital buffer (CCyB) rate under normal conditions, as defined by the Bank of England’s Financial Policy Committee (FPC). Following a prior PRA announcement this reduction had been temporarily offset through the PRA Buffer, with the offset subsequently removed in December 2022 following the increase in the UK CCyB rate.
The Group is also required to hold a number of regulatory capital buffers which are required to be met with CET1 capital.
Systemic buffers are designed to hold systemically important banks to higher capital standards, so that they can withstand a greater level of stress before requiring resolution.
•Although the Group is not currently classified as a global systemically important institution (G-SII), it has been classified as an ‘other’ systemically important institution (O-SII) by the PRA
•The O-SII buffer applies to the Group’s RFB sub-group and is currently set at 2.0 per cent of the RFB sub-group’s risk-weighted assets. This equates to 1.7 per cent of risk-weighted assets at Group level, with the difference reflecting the risk-weighted assets of the Group that are not in the RFB sub-group and for which the O-SII buffer does not therefore apply. It is the PRA’s policy to include this in the Group’s PRA Buffer. The FPC amended the O-SII buffer framework during 2022, changing the metric for determining the buffer rate from total assets to the UK leverage exposure measure. This will apply from the next review point in December 2023 which will refer to the RFB sub-group’s leverage exposure measure as at 31 December 2022, with any changes applying from 1 January 2025. Based on the RFB sub group’s leverage exposure measure as at 31 December 2022, the O-SII buffer rate will be maintained at 2.0 per cent
The capital conservation buffer (CCB) is a standard buffer of 2.5 per cent of risk-weighted assets designed to provide for losses in the event of stress.
The countercyclical capital buffer (CCyB) is time-varying and is designed to require banks to hold additional capital to remove or reduce the build-up of systemic risk in times of credit boom, providing additional loss absorbing capacity and acting as an incentive for banks to constrain further credit growth. The amount of the buffer is determined by reference to buffer rates published by the FPC for the individual countries where the Group has relevant credit exposures. The FPC also sets the UK CCyB rate which is currently set at 1 per cent and will increase to 2 per cent in July 2023.
Given the Group’s UK focused business model, the Group’s CCyB at 31 December 2022 was around 0.9 per cent of risk-weighted assets. The increase in the UK CCyB rate to 2 per cent would represent an equivalent increase in the Group’s CCyB to around 1.8 per cent from July 2023.
As part of the Group’s capital planning process, forecast capital positions are subjected to stress testing to determine the adequacy of the Group’s capital resources against minimum requirements, including the ICR. The PRA considers outputs from both the Group’s internal stress tests and Bank of England stress tests, in conjunction with other information, as part of the process for informing the setting of a bank-specific capital buffer for the Group, known as the PRA Buffer. The PRA requires this buffer to remain confidential.
Under recent Bank of England stress tests, the BoE has taken action to avoid an unwarranted de facto increase in capital requirements that could result from the interaction of IFRS 9. The stress hurdle rates for banks participating in the current Annual Cyclical Scenario stress test exercise will be adjusted to recognise the additional resilience provided by the earlier provisions taken under IFRS 9. The BoE is continuing to work on a more enduring treatment of IFRS 9 for the purposes of future stress tests.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
In addition to the risk-based capital framework outlined above, the Group is also subject to minimum capital requirements under the UK Leverage Ratio Framework. The leverage ratio is calculated by dividing tier 1 capital resources by the leverage exposure which is a defined measure of on-balance sheet assets and off-balance sheet items.
The minimum Tier 1 leverage ratio requirement under the UK Leverage Ratio Framework is 3.25 per cent. This is supplemented by a time-varying countercyclical leverage buffer (CCLB) requirement which is determined by multiplying the Group’s CCyB rate by 35 per cent. As at 31 December 2022 the CCLB for the Group was 0.3 per cent. Following the planned increase in the UK CCyB rate, the Group’s CCLB would be expected to increase to 0.6 per cent in Q3 2023. An additional leverage ratio buffer (ALRB) requirement of 0.7 per cent applies to the RFB sub-group and is determined by multiplying the RFB sub-group O-SII buffer by 35 per cent. At Group level an equivalent buffer of 0.6 per cent applies. At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement as well as 100 per cent of regulatory leverage buffers must be met by CET1 capital.
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
The regulatory framework within which the Group operates continues to evolve and further detail on this is provided in the Group’s Pillar 3 disclosures. The Group continues to monitor prudential developments very closely, analysing the potential capital impacts to ensure that, through organic capital generation and management actions, the Group continues to maintain a strong capital position that exceeds both minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.
TARGET CAPITAL RATIOS
The Board’s view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover uncertainties continues to be around 12.5 per cent plus a management buffer of around 1 per cent.
This takes into account, amongst other considerations:
•The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets
•The Group’s Pillar 2A capital requirement set by the PRA. During the year the PRA reduced the requirement, of which the minimum amount to be met by CET1 capital is the equivalent of around 1.5 per cent of risk-weighted assets
•The Group’s current CCyB requirement which is around 0.9 per cent of risk-weighted assets
•The CCB requirement of 2.5 per cent of risk-weighted assets
•The RFB sub-group’s O-SII buffer of 2.0 per cent of risk-weighted assets, which equates to 1.7 per cent of risk-weighted assets at Group level
•The Group’s PRA Buffer
•The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year to year earnings movements
CAPITAL RETURNS
The Group has in place a progressive and sustainable ordinary dividend policy which allows for flexibility to return surplus capital to shareholders through share buybacks or special dividends.
Surplus capital represents capital over and above the amount management wish to retain to grow the business, meet current and future regulatory requirements and cover uncertainties. The amount of required capital may vary from time to time depending on circumstances and by its nature there can be no guarantee that any return of surplus capital will be made.
Given the Group’s financial performance and capital position at the year end, the Board has recommended a final ordinary dividend of 1.60 pence per share. This is in addition to the interim ordinary dividend of 0.80 pence per share that was announced as part of the 2022 half year results and paid in September 2022. The total ordinary dividend for the year is therefore 2.40 pence per share. The Group also intends to implement a share buyback programme of up to £2.0 billion which will commence as soon as is practicable and is expected to be completed by 31 December 2023.
The Board remains committed to future capital returns. Going forward, the Board intends to maintain its progressive and sustainable ordinary dividend policy alongside further returns of surplus capital at the end of the year as appropriate. The Board will continue to give due consideration at year end to the size of the final dividend payment and to the return of any surplus capital based upon the circumstances at the time.
The ability of the Group to pay a dividend is also subject to constraints including the availability of distributable reserves, legal and regulatory restrictions and the Group’s financial and operating performance.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Distributable reserves are determined as required by the Companies Act 2006 by reference to a company’s individual financial statements. At 31 December 2022 Lloyds Banking Group plc (‘the Company’) had accumulated distributable reserves of approximately £10 billion. Substantially all of the Company’s merger reserve is available for distribution under UK company law as a result of transactions undertaken to recapitalise the Company in 2009.
Lloyds Banking Group plc acts as a holding company which also issues capital and other securities to capitalise and fund the activities of the Group. The profitability of the holding company, and its ability to sustain dividend payments, is therefore dependent upon the continued receipt of dividends and interest from its main operating subsidiaries, including Lloyds Bank plc (the Ring-Fenced Bank), Lloyds Bank Corporate Markets plc (the non-Ring-Fenced Bank), LBG Equity Investments Limited and Scottish Widows Group Limited (the Insurance business). The principal operating subsidiary is Lloyds Bank plc which, at 31 December 2022, had a consolidated CET1 capital ratio that exceeded minimum regulatory requirements and internal risk appetite levels. A number of Group subsidiaries, principally those with banking and insurance activities, are subject to regulatory capital requirements which require minimum amounts of capital to be maintained relative to their size and risk. The Group actively manages the capital of its subsidiaries, which includes monitoring the regulatory capital ratios for its banking and insurance subsidiaries and, on a consolidated basis, the RFB sub-group against approved risk appetite levels. The Group operates a formal capital management policy which requires all subsidiary entities, subject to agreement by their governing bodies, to remit surplus capital to their parent companies.
MINIMUM REQUIREMENT FOR OWN FUNDS AND ELIGIBLE LIABILITIES (MREL)
Global systemically important banks (G-SIBs) are subject to an international standard on total loss absorbing capacity (TLAC). The standard is designed to enhance the resilience of the global financial system by ensuring that failing G-SIBs have sufficient capital to absorb losses and recapitalise under resolution, whilst continuing to provide critical banking services.
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
Although the Group is not classified as a G-SIB it is subject to the Bank of England’s MREL framework, including the statement of policy on MREL (the ‘MREL SoP’) which requires the Group to maintain a minimum level of MREL resources.
Under the requirements of the framework, the Group operates a single point of entry (SPE) resolution strategy, with Lloyds Banking Group plc as the designated resolution entity.
Applying the MREL SoP to minimum capital requirements at 31 December 2022, the Group’s MREL requirement, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 21.4 per cent of risk-weighted assets, or 6.5 per cent of the UK leverage ratio exposure measure.
In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.
Internal minimum requirements for own funds and eligible liabilities (Internal MREL) also apply to the Group’s material sub-groups and entities, including the RFB sub-group, Lloyds Bank plc, Bank of Scotland plc and Lloyds Bank Corporate Markets plc.
ANALYSIS OF CET1 CAPITAL POSITION
The Group’s CET1 capital ratio reduced from 17.3 per cent at 31 December 2021 to 15.1 per cent at 31December 2022.
This excludes the Insurance dividend received in February 2023 and the full impact of the announced ordinary share buyback programme.
The ordinary share buyback will commence as soon as is practicable and the full impact will be accrued for through the Group’s actual capital position during the first quarter of 2023.
Including these impacts the Group’s CET1 capital ratio reduced by 222 basis points on an adjusted basis from 16.3 per cent at 31 December 2021 to 14.1 per cent at 31 December 2022.
This initially reflected a reduction of 230 basis points on 1 January 2022 for regulatory changes which included an increase in risk-weighted assets, in addition to other related modelled impacts on CET1 capital, following:
•The anticipated impact of the implementation of new CRD IV mortgage, retail unsecured and commercial banking models to meet revised regulatory standards for modelled outputs
•The UK implementation of the remainder of CRR 2 which included a new standardised approach for measuring counterparty credit risk (SA-CCR)
This was in addition to the reinstatement of the full deduction treatment for intangible software assets and phased reductions in IFRS 9 transitional relief.
The new CRD IV models remain subject to finalisation and approval by the PRA and therefore uncertainty over the final impact remains.
The impact of the regulatory changes on 1 January 2022 was subsequently offset by strong capital generation of 245 basis points on an adjusted basis during the year which reflected the following:
•Banking profitability of 230 basis points, including a net impairment charge of 44 basis points reflecting the impact of the impairment charge for the year (59 basis points) net of IFRS 9 dynamic relief (15 basis points) following the increase in Stage 1 and Stage 2 expected credit losses in the second half of the year
•21 basis points for both the £300 million dividend received from the Insurance business in July 2022 and the £100 million dividend received in February 2023
•A reduction in risk-weighted assets (excluding threshold movements), post 1 January 2022 regulatory changes, generating an increase equivalent to 14 basis points and other movements of 11 basis points
•Offset in part by 31 basis points related to the full 2022 fixed contributions to the Group’s three main defined benefit pension schemes
Capital usage resulted in a further reduction of 237 basis points on an adjusted basis, reflecting:
•81 basis points in total for the interim ordinary dividend of 0.80 pence per share paid in September 2022 and the accrual for the recommended final ordinary dividend for 2022 of 1.60 pence per share
•104 basis points to cover the accrual for the full amount of the announced £2.0 billion ordinary share buyback programme
•52 basis points for variable pension contributions made to the main defined benefit pension schemes, including £400 million of additional contributions paid in December, representing an acceleration of future planned contributions, ahead of the triennial pension fund renegotiation
As at 31 December 2022, static relief under the IFRS 9 transitional arrangements amounted to £232 million (31 December 2021: £353 million) and dynamic relief amounted to £358 million (31 December 2021: £428 million) through CET1 capital. On 1 January 2023 IFRS 9 static relief came to an end and the transitional factor applied to IFRS 9 dynamic relief reduced by a further 25 per cent, resulting in an overall reduction of 15 basis points. The Group’s CET1 capital ratio on an adjusted basis at 31 December 2022 does not include the impact of the reduced relief.
Total capital requirement
The Group’s total capital requirement (TCR) as at 31 December 2022, being the aggregate of the Group’s Pillar 1 and current Pillar 2A capital requirements, was £22,550 million (31 December 2021: 22,986 million).
Capital resources
An analysis of the Group’s actual capital position as at 31 December 2022 is presented in the following section. The capital position reflects the application of the transitional arrangements for IFRS 9.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Capital resources (audited)
The table below summarises the consolidated capital position of the Group. The Group’s Pillar 3 disclosures provide a comprehensive analysis of the own funds of the Group.

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Common equity tier 1
Shareholders’ equity per balance sheet	41,980	47,011
Adjustment to retained earnings for foreseeable dividends	(1,062)	(947)
Deconsolidation adjustments[1]	3,058	2,486
Cash flow hedging reserve	5,476	457
Other adjustments	(80)	547
	49,372	49,554
less: deductions from common equity tier 1
Goodwill and other intangible assets	(4,982)	(3,026)
Prudent valuation adjustment	(434)	(457)
Removal of defined benefit pension surplus	(2,803)	(3,200)
Significant investments[1]	(4,843)	(4,573)
Deferred tax assets	(4,445)	(4,483)
Common equity tier 1 capital	31,865	33,815
Additional tier 1
Other equity instruments	5,271	5,879
Preference shares and preferred securities[2]	470	2,149
Regulatory adjustments[3]	(470)	(1,598)
	5,271	6,430
less: deductions from tier 1
Significant investments[1]	(1,100)	(1,100)
Total tier 1 capital	36,036	39,145
Tier 2
Other subordinated liabilities[2,3]	10,260	10,959
Deconsolidation of instruments issued by insurance entities[1]	(1,430)	(1,753)
Regulatory adjustments[3]	(2,323)	(1,056)
	6,507	8,150
less: deductions from tier 2
Significant investments[1]	(963)	(961)
Total capital resources[3]	41,580	46,334

Risk-weighted assets (unaudited)	210,859	195,967

Common equity tier 1 capital ratio (unaudited)	15.1%	17.3%
Tier 1 capital ratio (unaudited)	17.1%	20.0%
Total capital ratio (unaudited)	19.7%	23.6%
1    For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (via ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.
2    Preference shares, preferred securities and other subordinated liabilities are reported as subordinated liabilities in the balance sheet.
3    Following the completion of the transition to end-point eligibility rules on 1 January 2022, legacy tier 1 and tier 2 capital instruments subject to the original CRR transitional rules have now been fully removed from regulatory capital. Included in other subordinated liabilities is a single legacy tier 2 capital instrument of £5 million that remains eligible under the extended transitional rules of CRR 2. Excluding this instrument, total capital resources at 31 December 2022 are £41,575 million and the total capital ratio is 19.7 per cent.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Movements in capital resources
The key movements are set out in the table below.

	Common equity tier 1 £m	Additional tier 1 £m	Tier 2 £m	Total capital £m
At 31 December 2021	33,815	5,330	7,189	46,334
Banking business profits[1]	5,511	–	–	5,511
Movement in foreseeable dividend accrual[2]	(115)	–	–	(115)
Final 2021 dividend paid out on ordinary shares during the period	(930)	–	–	(930)
Interim 2022 dividend paid out on ordinary shares during the period	(545)	–	–	(545)
Share buyback reflected through retained profits	(2,013)	–	–	(2,013)
Dividends received from the Insurance business[3]	600	–	–	600
IFRS 9 transitional adjustment to retained earnings	(181)	–	–	(181)
Pension deficit contributions	(1,611)	–	–	(1,611)
Goodwill and other intangible assets	(1,956)	–	–	(1,956)
Significant investments	(270)	–	(2)	(272)
Movement in treasury shares and employee share schemes	204	–	–	204
Movements in other equity, subordinated liabilities, other tier 2 items and related adjustments	–	(1,159)	(1,643)	(2,802)
Distributions on other equity instruments	(438)	–	–	(438)
Other movements	(206)	–	–	(206)
At 31 December 2022	31,865	4,171	5,544	41,580
1    Under the regulatory capital framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.
2    Reflects the reversal of the brought forward accrual for the final 2021 ordinary dividend, net of the accrual for the final 2022 ordinary dividend.
3    Received in February 2022 and July 2022.
CET1 capital resources have reduced by £2.0 billion over the year, primarily reflecting:
•The reduction on 1 January 2022 for regulatory changes including the reinstatement of the full deduction treatment for intangible software assets in addition to phased and other reductions in IFRS 9 transitional relief
•The ordinary share buyback programme announced as part of the Group’s 2021 year end results that completed during 2022
•The interim ordinary dividend paid in September 2022, the accrual for the final 2022 ordinary dividend and distributions on other equity instruments
•Pension deficit contributions (fixed and variable) paid into the Group’s three main defined benefit pension schemes
•Partially offset by banking business profits for the year and the receipt of dividends paid up by the Insurance business during the year
AT1 capital resources have reduced by £1.2 billion and Tier 2 capital resources have reduced by £1.6 billion over the year. The reductions primarily reflect the derecognition of legacy AT1 and Tier 2 capital instruments following the completion of the transition to end-point eligibility rules for regulatory capital on 1 January 2022, instrument repurchases and the impact of interest rate increases and regulatory amortisation on eligible Tier 2 capital instruments. This was partially offset by the issuance of new AT1 and Tier 2 capital instruments, the impact of sterling depreciation and an increase in eligible provisions recognised through Tier 2 capital.
Minimum requirement for own funds and eligible liabilities (MREL)
An analysis of the Group’s current MREL resources is provided in the table below.

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Total capital resources	41,580	46,334
Ineligible AT1 and tier 2 instruments[1]	(181)	(163)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	1,346	713
Other eligible liabilities issued by Lloyds Banking Group plc[2]	24,085	26,070
Total MREL resources	66,830	72,954
Risk-weighted assets	210,859	195,967
MREL ratio	31.7%	37.2%
Leverage exposure measure	638,815	664,362
MREL leverage ratio	10.5%	11.0%
1 Instruments with less than or equal to one year to maturity or instruments not issued out of the holding company.
2Includes senior unsecured debt.
During the year the Group issued externally £6.1 billion (sterling equivalent at point of issuance) of senior unsecured debt from Lloyds Banking Group plc which, while not included in total capital, is eligible to meet MREL.
Total MREL resources reduced by £6.1 billion, driven by the reduction in total capital resources and a net reduction in other eligible liabilities. The latter largely reflected the derecognition of senior unsecured debt instruments with less than one year to maturity, calls and interest rate increases, partially offset by the new issuances and sterling depreciation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Risk-weighted assets

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Foundation Internal Ratings Based (IRB) Approach	46,500	47,255
Retail IRB Approach	81,091	65,450
Other IRB Approach[1]	19,764	22,572
IRB Approach	147,355	135,277
Standardised (STA) Approach[1]	23,119	21,628
Credit risk	170,474	156,905
Securitisation[1]	6,397	5,945
Counterparty credit risk	5,911	5,261
Credit valuation adjustment risk	621	678
Operational risk	24,241	24,025
Market risk	3,215	3,153
Risk-weighted assets	210,859	195,967
Of which threshold risk-weighted assets[2]	11,883	12,359
1    Threshold risk-weighted assets are now included within Other IRB Approach and Standardised (STA) Approach. In addition securitisation risk-weighted assets are now shown separately. Comparatives have been presented on a consistent basis.
2    Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.
Risk-weighted assets have increased by £15 billion in the year, primarily reflecting:
•The £16 billion increase on 1 January 2022, reflecting regulatory changes which include the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore the resultant risk-weighted asset impact also remains subject to this.
•Risk-weighted assets reduced by £1 billion during the year (subsequent to the 1 January 2022 regulatory changes) to £211 billion at 31 December 2022. This largely reflected optimisation activity and Retail model reductions from the strong underlying credit performance, partly offset by the growth in balance sheet lending and the impact of foreign exchange movements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Leverage ratio
The table below summarises the component parts of the Group’s leverage ratio.

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Total tier 1 capital (fully loaded)	36,036	38,594
Exposure measure
Statutory balance sheet assets
Derivative financial instruments	24,753	22,051
Securities financing transactions	56,646	69,673
Loans and advances and other assets	796,430	794,801
Total assets	877,829	886,525
Qualifying central bank claims	(91,125)	(72,741)
Deconsolidation adjustments[1]
Derivative financial instruments	712	(166)
Loans and advances and other assets	(168,531)	(186,965)
Total deconsolidation adjustments	(167,819)	(187,131)
Derivatives adjustments	(7,414)	(3,506)
Securities financing transactions adjustments	2,645	1,946
Off-balance sheet items	42,463	57,496
Amounts already deducted from tier 1 capital	(12,033)	(10,324)
Other regulatory adjustments[2]	(5,731)	(7,903)
Total exposure measure	638,815	664,362
Average exposure measure[3]	658,435

UK leverage ratio	5.6%	5.8%
Average UK leverage ratio[3]	5.5%

Leverage exposure measure (including central bank claims)	729,940	737,103
Leverage ratio (including central bank claims)	4.9%	5.2%
1    Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, primarily the Group’s Insurance business.
2    Includes adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS).
3The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2022 to 31 December 2022). The average of 5.5 per cent compares to 5.3 per cent at the start and 5.6 per cent at the end of the quarter.
Analysis of leverage movements
The Group’s UK leverage ratio has reduced to 5.6 per cent, primarily reflecting the reduction in the total tier 1 capital position. This was partially offset by the £25.5 billion reduction in the leverage exposure measure which largely reflected reductions in securities financing transactions and the measure for off-balance sheet items.
The securities financing transactions (SFT) exposure measure, representing the aggregate of SFT assets per the balance sheet and SFT adjustments, reduced by £12.3 billion during the year, reflecting a reduction in volumes.
Off-balance sheet items reduced by £15.0 billion during the year, largely reflecting optimisation activity which has resulted in a reduction in the credit conversion factor applied to residential mortgage offers.
The average UK leverage ratio was 5.5 per cent over the fourth quarter, reflecting an increase in the ratio across the quarter as the exposure measure reduced, largely driven by decreasing SFT volumes.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 31 Dec 2022	At 31 Dec 2021
Common equity tier 1 (£m)	31,275	33,033
Transitional tier 1 (£m)	35,446	38,363
Transitional total capital (£m)	41,480	46,336
Total risk-weighted assets (£m)	210,573	195,874
Common equity tier 1 ratio (%)	14.9	16.9
Transitional tier 1 ratio (%)	16.8	19.6
Transitional total capital ratio (%)	19.7	23.7
UK leverage ratio exposure measure (£m)	638,225	663,580
UK leverage ratio (%)	5.6	5.7
The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under CRR Article 473a (as amended via the CRR ‘Quick Fix’ revisions published in June 2020). Specifically, the Group has opted to apply both paragraphs 2 and 4 of CRR Article 473a (static and dynamic relief) and in addition to apply a 100 per cent risk weight to the consequential Standardised credit risk exposure add-back as permitted under paragraph 7a of the revisions.
As at 31 December 2022, static relief under the transitional arrangements amounted to £232 million (31 December 2021: £353 million) and dynamic relief amounted to £358 million (31 December 2021: £428 million) through CET1 capital.
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
As part of this programme the Group has participated in the delayed 2022 Annual Cyclical Scenario stress test run by the Bank of England, which was submitted to the regulator during January 2023. This assesses the Group’s resilience to a severe economic shock where the House Price Index (HPI) falls by 31 per cent, Commercial Real Estate (CRE) falls by 45 per cent, unemployment peaks at 8.5 per cent and the Base Rate peaks at 6 per cent. The results of this exercise will be published by the Bank of England in the third quarter of 2023. In 2022 the Group also internally assessed vulnerabilities to inflation and rising energy prices.
G-SIB INDICATORS
Although the Group is not currently classified as a Global Systemically Important Bank (G-SIB), by virtue of the Group’s leverage exposure measure exceeding €200 billion the Group is required to report G-SIB indicator metrics to the PRA. The Group’s indicator metrics used within the 2022 Basel G-SIBs annual exercise will be disclosed from April 2023 and the results are expected to be made available by the Basel Committee later this year.
INSURANCE BUSINESS
The business transacted by the insurance companies within the Group comprises of both life insurance business and general insurance business. Life insurance comprises of unit-linked, non-profit and with-profits business.
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
MEASUREMENT
The Group currently measures change/execution risk against defined risk appetite metrics which are a combination of leading, quality and delivery indicators across the investment portfolio. These indicators are reported through internal governance structures and monthly execution risk metrics; which forms part of the Board risk appetite metrics, and are under ongoing evolution and enhancement to ensure ongoing support of the Group’s change and transformation agenda.
MITIGATION
The Group takes a range of mitigating actions with respect to change/execution risk. These include the following:
•The Board establishes a Group-wide risk appetite and metric for change/execution risk
•Ensuring compliance with the change policy and associated policies and procedures, which set out the principles and key controls that apply across the business and are aligned to the Group risk appetite
•Businesses assess the potential impacts of undertaking any change activity on their ability to execute effectively, on customers and colleagues and on the potential consequences for existing business risk profiles
•The implementation of effective governance and control frameworks to ensure adequate controls are in place to manage change activity and act to mitigate the change/execution risks identified. These controls are monitored in line with the change policy and enterprise risk management framework
•Events and incidents related to change activities are escalated and managed appropriately in line with risk framework guidance
•Ensuring there are sufficient, appropriately skilled resources to support the safe delivery of the Group’s current and future change portfolio
MONITORING
Change/execution risks are monitored and reported through to the Board and Group Governance Committees in accordance with the Group’s enterprise risk management framework. Risk exposures are assessed monthly through established governance in the Group's functional and divisional risk committees with escalation to Executive Committees where required. Material change/execution related risk events or incidents are escalated in accordance with the Group operational risk policy and change policy. In addition there is oversight, challenge and reporting at Risk division level to support overall management of risks and ongoing effectiveness of controls.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CLIMATE RISK
DEFINITION
Climate risk is defined as the risk that the Group experiences losses and/or reputational damage, either from the impacts of climate change and the transition to net zero, or as a result of the Group’s responses to tackling climate change.
EXPOSURES
Climate risk can arise from:
•Physical risks – changes in climate or weather patterns which are acute, event driven (e.g. flood or storms), or chronic, longer-term shifts (e.g. rising sea levels or droughts)
•Transition risks – changes associated with the move towards net zero, including changes to policy, legislation and regulation, technology and changes to customer preferences; or legal risks from failing to manage these changes
The Group has identified loans and advances to customers in sectors at increased risk from the impacts of climate change. This has informed an analysis of the main climate risks facing the Group, including how these may impact across the different principal risks within the Group’s enterprise risk management framework.
MEASUREMENT
The Group considers how climate risks are incorporated into the measurement of expected credit losses. An assessment was performed of the Group’s internally generated economic scenarios used in the measurement of expected credit losses against external scenarios published by the Network for Greening the Financial System (NGFS). This was supplemented by an assessment of the behavioural lifetime of assets against the expected time horizons of when climate risks may materialise. Given the extended timelines related to climate risks compared to the tenor of the Group’s lending portfolios and insights produced by the Group’s climate risk experts, no adjustments have been required to the expected credit losses measured as at 31 December 2022.
The Group continues to enhance its internal climate risk assessment methodologies and tools to assess the physical and transition risks which could impact clients and customers. One example is the qualitative ESG risk assessment tool for commercial clients. From a climate risk perspective, this is designed to generate a score for individual clients based on their transition readiness and response to managing climate risks and opportunities.
The Group also continues to evolve its climate scenario analysis capabilities to assist in the identification, measurement and ongoing assessment of the climate risks that pose threats to its strategic objectives. It is a fast-evolving discipline, requiring new skill sets and investment in data. The Group has established a centre of excellence to bring together the expertise and resources to further develop scenario analysis capabilities, building on the experience gained in participating in the Bank of England’s Climate Biennial Exploratory Scenario (CBES) exercise and other internal assessments.
Climate considerations also form part of the Group’s planning and forecasting activities, with a forecast of the Group’s financed emissions included within the Group’s four-year financial plan, alongside a qualitative assessment of the climate risks and opportunities for certain material sectors.
MITIGATION
The Group’s climate risk policy provides an overarching framework for the management of climate risks, intended to support appropriate consideration of climate risks across key activities. The policy also supports the Group’s climate-related external ambitions and progress against the relevant regulatory requirements, including the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.
The Group’s risk appetite for managing climate risk from its lending activities is outlined in its fourteen external sector statements, which form one of the ways for managing and controlling climate risk. These sector statements outline what types of activities the Group will and will not support. The Group’s external sector statements are publicly available on the Group Responsible Business Download Centre.
The Group continues to embed climate risk, as well as wider ESG considerations, into its credit risk framework, policies and processes. As climate risk is embedded into the credit risk management framework, the Group is continuing to assess how climate risk is reflected in its credit risk policies and sector appetites over the short, medium and long term. The Group currently looks to ensure that climate and broader ESG risks are considered for all commercial customers that bank with the Group, with specific commentary in new and renewal applications where total aggregated hard limits exceed £500,000 (excluding automated decisioning processes for smaller counterparties). The Group’s retail credit risk policies require due regard to be paid to energy efficiency, Energy Performance Certificate (EPC) controls, and physical risks, such as flood assessments, in the mortgages business, and transition risks, pace and growth of electric vehicles, within the motor portfolio.
In Scottish Widows, the investment portfolio is exposed to market risk via potential investment losses and stranded assets of counterparties. There are stewardship and exclusions policies in place, along with strategic asset allocation, to seek to manage transition risks. Given the short-term nature of home insurance policies in the General Insurance business, the Group is able to review the risks regularly, and change its approach as risks develop to mitigate long-term exposure of climate risk.
MONITORING
Climate risk is considered each month through the Group’s risk reporting to the Board, while more detailed updates are provided half-yearly to the Board Risk Committee. This ensures Board oversight of the Group’s overall climate risk profile, plans to develop capabilities supporting climate risk management and development of climate-related risk appetite.
The integration of climate risk into credit decisioning (for example, EPC and flood risk data in Homes) has supported the development of metrics which highlight the levels of physical and transition risk in key portfolios, and allows the Group to differentiate its lending strategy. The Group is continuing to develop its approach to measuring and monitoring climate risk and will enhance reporting going forward as understanding and capabilities increase, which will also be used to set further quantitative and qualitative risk appetite metrics as appropriate.
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
Customer harm or detriment is defined as consumer loss, distress or inconvenience to customers due to breaches of regulatory or internal requirements or our wider duty to act fairly and reasonably.
EXPOSURES
The Group faces significant conduct risks, which affect all aspects of the Group’s operations and all types of customers. The introduction of Consumer Duty has increased regulatory expectations in relation to customer outcomes, including how the Group demonstrates and measures them.
Conduct risks can impact directly or indirectly on the Group’s customers and could materialise from a number of areas across the Group, including:
•Business and strategic planning that does not sufficiently consider customer needs
•Ineffective development, management and monitoring of products, their distribution (including the sales process, fair value assessment and responsible lending criteria) and post- sales service (including the management of customers in financial difficulties)
•Unclear, unfair, misleading or untimely customer communications
•A culture that is not sufficiently customer-centric
•Poor governance of colleagues’ incentives and rewards and approval of schemes which lead to behaviours that drive unfair customer outcomes
•Ineffective identification, management and oversight of legacy conduct issues
•Ineffective management and resolution of customers’ complaints or claims

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
There is a high level of scrutiny from regulatory bodies, the media, politicians, and consumer groups regarding financial institutions’ treatment of customers, especially those with characteristics of vulnerability. The Group continues to apply significant focus to its treatment of all customers, in particular those in financial difficulties and those with characteristics of vulnerability, to ensure good outcomes.
The Group continuously adapts to market developments that could pose heightened conduct risk, and actively monitors for early signs of financial difficulties driven by pressures from a rising cost of living, rising interest rates and continuing impacts from COVID-19.
Other key areas of focus include transparency and fairness of pricing communications; ensuring victims of Authorised Push Payment Fraud receive good outcomes; and increased expectations regarding customer outcomes due to the introduction of the FCA’s Consumer Duty Regulation.
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
The Group’s ongoing commitment to good customer outcomes sets the tone from the top and supports the development our values-led culture with customers at the heart, strengthening links between actions to support conduct, culture and customer and enabling more effective control management. Actions to encourage good conduct include:
•Conduct risk appetite established at Group and divisional level, with metrics included in the Group risk appetite to ensure ongoing focus
•Simplified and enhanced conduct policies and procedures in place to ensure appropriate controls and processes that deliver good customer outcomes, and support market integrity and competition requirements
•Customer needs considered through divisional customer plans, with integral conduct lens
•Cultural transformation: achieving a values-led culture through a consistent focus on behaviours to ensure the Group is transforming its culture for success in a digital world. This is supported by strong direction and tone from senior executives and the Board
•Development and continued oversight of the implementation of the vulnerability strategy continues through the Group Customer Inclusion Forum to monitor vulnerable outcomes, provide strategic direction and ensure consistency across the Group
•Robust product governance framework to ensure products continue to offer customers fair value, and consistently meet their needs throughout their product lifecycle
•Effective complaints management through responding to, and learning from, root causes of complaint volumes and Financial Ombudsman Service (FOS) change rates
•Review and oversight of thematic conduct agenda items at senior committees, ensuring holistic consideration of key Group-wide conduct risks
•Robust recruitment and training, with a continued focus on how the Group manages colleagues’ performance with clear customer accountabilities
•Ongoing engagement with third parties involved in serving the Group’s customers to ensure consistent delivery
•Monitoring and testing of customer outcomes to ensure the Group delivers good outcomes for customers throughout the product and service lifecycle, and make continuous improvements to products, services and processes
•Continued focus on market conduct; member of the Fixed Income, Currencies and Commodities Markets Standard Board; and committed to conducting its market activities consistent with the principles of the UK Money Markets code, the Global Precious Metals Code and the FX Global Code
•Adoption of robust change delivery methodology to enable prioritisation and delivery of initiatives to address conduct challenges
•Continued focus on proactive identification and mitigation of conduct risk in the Group’s strategy
•Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations
•Creation of tools and additional support for customers impacted by the rising cost of living, including Cost-of-Living Hub and interest-free overdraft buffer
•A programme of work is underway to deliver the enhanced expectations of Consumer Duty
MONITORING
Conduct risk is governed through divisional risk committees and significant issues are escalated to the Group Risk Committee, in accordance with the Group’s Enterprise Risk Management Framework, as well as through the monthly Risk Reporting. The risk exposures are reported, discussed and challenged at divisional risk committees. Remedial action is recommended, if required. All material conduct risk events are escalated in accordance with the Group Operational Risk Policy.
A number of activities support the close monitoring of conduct risk including:
•The use of CRAMs across the Group, with a clear escalation route to Board
•Oversight and assurance activities across the three lines of defence
•Horizon scanning

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CREDIT RISK
DEFINITION
Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-balance sheet).
EXPOSURES
The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments, debt securities and derivatives to customers, financial institutions and sovereigns. The credit risk exposures of the Group are set out in note 52 on page F-121.
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
Credit risk also arises from debt securities and derivatives. The total notional principal amount of interest rate, exchange rate, credit derivative and other contracts outstanding at 31 December 2022 is shown on page 76. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 52 on page F-121.
Additionally, credit risk arises from leasing arrangements where the Group is the lessor. Note 2(J) on page F-21 provides details on the Group’s approach to the treatment of leases.
Credit risk exposures in the Insurance, Pensions and Investments division relate mostly to bond and loan assets which, together with some related swaps, are used to fund annuity commitments within Shareholder funds; plus balances held in liquidity funds to manage Insurance division’s liquidity requirements, and exposure to reinsurers.
The investments held in the Group’s defined benefit pension schemes also expose the Group to credit risk. Note 35 on page F-84 provides further information on the defined benefit pension schemes’ assets and liabilities.
Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance. This may occur for a number of reasons which may include: the borrower is in financial difficulty, because the terms required to refinance are outside acceptable appetite at the time or the customer is unable to refinance externally due to a lack of market liquidity. Refinance risk exposures are managed in accordance with the Group’s existing credit risk policies, processes and controls, and are not considered to be material given the Group’s prudent credit risk appetite. Where heightened refinance risk exists exposures are minimised through intensive account management and, where appropriate, are classed as impaired and/or forborne.
MEASUREMENT
The process for credit risk identification, measurement and control is integrated into the Board-approved framework for credit risk appetite and governance.
Credit risk is measured from different perspectives using a range of appropriate modelling and scoring techniques at a number of levels of granularity, including total balance sheet, individual portfolio, pertinent concentrations and individual customer – for both new business and existing exposure. Key metrics, which may include total exposure, expected credit loss (ECL), risk-weighted assets, new business quality, concentration risk and portfolio performance, are reported monthly to risk committees and forums.
Measures such as ECL, risk-weighted assets, observed credit performance, predicted credit quality (usually from predictive credit scoring models), collateral cover and quality, and other credit drivers (such as cash flow, affordability, leverage and indebtedness) have been incorporated into the Group’s credit risk management practices to enable effective risk measurement across the Group.
The Group has also continued to strengthen its capabilities and abilities for identifying, assessing and managing climate-related risks and opportunities, recognising that climate change is likely to result in changes in the risk profile and outlook for the Group’s customers, the sectors the Group operates in and collateral/asset valuations.
In addition, stress testing and scenario analysis are used to estimate impairment losses and capital demand forecasts for both regulatory and internal purposes and to assist in the formulation and calibration of credit risk appetite, where appropriate.
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
Prudent credit principles, risk policies and appetite statements: the independent Risk division sets out the credit principles, credit risk policies and credit risk appetite statements. These are subject to regular review and governance, with any changes subject to an approval process. Risk teams monitor credit performance trends and the outlook. Risk teams also test the adequacy of and adherence to credit risk policies and processes throughout the Group. This includes tracking portfolio performance against an agreed set of credit risk appetite tolerances.
Robust models and controls: see model risk on page 96.
Limitations on concentration risk: there are portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies, appetite statements and mandates are aligned to the Group’s risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Note 52 on page F-122 provides an analysis of loans and advances to customers by industry (for commercial customers) and product (for retail customers). Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. These concentration risk controls are not necessarily in the form of a maximum limit on exposure, but may instead require new business in concentrated sectors to fulfil additional minimum policy and/or guideline requirements. The Group’s largest credit limits are regularly monitored by the Board Risk Committee and reported in accordance with regulatory requirements.
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
Stress testing: the Group’s credit portfolios are subject to regular stress testing. In addition to the Group-led, PRA and other regulatory stress tests, exercises focused on individual divisions and portfolios are also performed. For further information on stress testing process, methodology and governance see page 51.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
COLLATERAL
The principal types of acceptable collateral include:
•Residential and commercial properties
•Charges over business assets such as premises, inventory and accounts receivable
•Financial instruments such as debt securities
•Vehicles
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
Refer to note 52 on page F-133 for further information on collateral.
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
ADDITIONAL MITIGATION FOR COMMERCIAL CUSTOMERS
Individual credit assessment and independent sanction of customer and bank limits: with the exception of small exposures to small to medium-sized enterprises (SME) customers where certain relationship managers have limited delegated credit approval authority, credit risk in commercial customer portfolios is subject to approval by the independent Risk division, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward, and how credit risk aligns to the Group and divisional risk appetite. Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of credit authority delegations and risk-based credit limit guidances per client group for larger exposures. Approval requirements for each

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
decision are based on a number of factors including, but not limited to, the transaction amount, the customer’s aggregate facilities, any risk mitigation in place, credit policy, risk appetite, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty and customer loan underwriting is generally the same as that for loans intended to be held to maturity. All hard loan/bond underwriting must be approved by the Risk division. A pre-approved credit matrix may be used for ‘best efforts’ underwriting.
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
Any exceptions must be approved by the appropriate credit approver. Master netting agreements do not generally result in an offset of balance sheet assets and liabilities for accounting purposes, as transactions are usually settled on a gross basis. However, within relevant jurisdictions and for appropriate counterparty types, master netting agreements do reduce the credit risk to the extent that, if an event of default occurs, all trades with the counterparty may be terminated and settled on a net basis. The Group’s overall exposure to credit risk on derivative instruments subject to master netting agreements can change substantially within a short period, since this is the net position of all trades under the master netting agreement.
OTHER CREDIT RISK TRANSFERS
The Group also undertakes asset sales, credit derivative based transactions, securitisations (including significant risk transfer transactions), purchases of credit default swaps and purchase of credit insurance as a means of mitigating or reducing credit risk and/or risk concentration, taking into account the nature of assets and the prevailing market conditions.
MONITORING
In conjunction with the Risk division, businesses identify and define portfolios of credit and related risk exposures and the key behaviours and characteristics by which those portfolios are managed and monitored. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. The Risk division in turn produces an aggregated view of credit risk across the Group, including reports on material credit exposures, concentrations, concerns and other management information, which is presented to senior officers, the divisional credit risk forums, Group Risk Committee and the Board Risk Committee.
MODELS
The performance of all models used in credit risk is monitored in line with the Group’s model governance framework – see model risk on page 96.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
THE GROUP CREDIT RISK PORTFOLIO IN 2022
OVERVIEW
The Group’s portfolios are well-positioned and the Group retains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria and robust LTVs in the secured portfolios.
Observed credit performance remains strong, despite the continued economic uncertainty with very modest evidence of deterioration and sustained low levels of new to arrears. Looking forward, there are risks from a higher inflation and interest rate environment as modelled in the Group’s expected credit loss (ECL) allowance via the multiple economic scenarios (MES). The Group continues to monitor the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
The impairment charge in 2022 was £1,522 million, compared to a release of £1,378 million in 2021. This reflects a more normalised, but still low, pre-updated MES charge and a charge from economic outlook revisions. The latter includes a £400 million release from the Group's central adjustment which addressed downside risk outside of the base case conditioning assumptions in relation to COVID-19.
This reporting period also coincided with the implementation of CRD IV regulatory requirements, which resulted in updates to credit risk measurement and modelling to maintain alignment between IFRS 9 and regulatory definitions of default. Most notably for UK mortgages, default was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days. In addition, other indicators of mortgage default are added including end-of-term payments on past due interest-only accounts and loans considered non-performing due to recent arrears or forbearance.
The Group’s ECL allowance on loans and advances to customers increased in the period to £4,841 million (31 December 2021: £4,020 million), largely due to the impact of the updated MES. Changes related to CRD IV default definitions have resulted in material movements between stages, although these have not materially impacted total ECL as management judgements were previously held in lieu of anticipated changes.
Predominantly as a result of the CRD IV definition changes and updated MES, Stage 2 loans and advances to customers increased from £34,931 million to £61,164 million and as a percentage of total lending increased by 5.6 percentage points to 13.3 per cent (31 December 2021: 7.7 per cent). Of the total Group Stage 2 loans and advances, 94.1 per cent are up to date (31 December 2021: 89.0 per cent) with sustained low levels of new to arrears. Stage 2 coverage reduced to 3.3 per cent (31 December 2021: 3.4 per cent).
Similarly, Stage 3 loans and advances increased in the period to £7,640 million (31 December 2021: £6,443 million), and as a percentage of total lending increased to 1.7 per cent (31 December 2021: 1.4 per cent). Stage 3 coverage decreased by 1.6 percentage points to 23.0 per cent (31 December 2021: 24.6 per cent) largely driven by comparatively better quality assets moving into Stage 3 through these CRD IV changes. In the period since the CRD IV changes, Stage 3 loans and advances have been stable.
PRUDENT RISK APPETITE AND RISK MANAGEMENT
•The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite, whilst working closely with customers to help them through cost of living pressures and any deterioration in broader economic conditions
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, including where repayments under the UK Government scheme lending fall due

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Impairment charge (credit) by division

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Other £m	Undrawn balances £m	2022 £m	2021[1] £m

UK mortgages	295	–	–	–	–	–	295	(273)
Credit cards	556	–	–	–	–	15	571	(52)
Loans and overdrafts	452	–	–	–	–	47	499	39
UK Motor Finance	(2)	–	–	–	–	–	(2)	(151)
Other	10	–	–	–	–	–	10	(10)
Retail	1,311	–	–	–	–	62	1,373	(447)
Small and Medium Businesses	190	–	–	–	–	(2)	188	(340)
Corporate and Institutional Banking	249	12	6	–	–	62	329	(591)
Commercial Banking	439	12	6	–	–	60	517	(931)
Insurance, Pensions and Investments	–	2	–	–	22	–	24	2
Other	(399)	–	1	6	–	–	(392)	(2)
Total impairment charge (credit)	1,351	14	7	6	22	122	1,522	(1,378)
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

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
Total expected credit loss allowance

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Customer related balances
Drawn	4,518	3,820
Undrawn	323	200
	4,841	4,020
Loans and advances to banks	15	1
Debt securities	9	3
Other assets	38	18
Total expected credit loss allowance	4,903	4,042
Movements in total expected credit loss allowance

Opening ECL at 31 Dec 2021[1] £m		Write-offs and other[2] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2022 £m

UK mortgages	837	77	295	372	1,209
Credit cards	521	(329)	571	242	763
Loans and overdrafts	445	(266)	499	233	678
UK Motor Finance	298	(44)	(2)	(46)	252
Other	82	(6)	10	4	86
Retail	2,183	(568)	1,373	805	2,988
Small and Medium Businesses	459	(98)	188	90	549
Corporate and Institutional Banking	974	17	329	346	1,320
Commercial Banking	1,433	(81)	517	436	1,869
Insurance, Pensions and Investments	18	(2)	24	22	40
Other	408	(10)	(392)	(402)	6
Total[3]	4,042	(661)	1,522	861	4,903

1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2    Contains adjustments in respect of purchased or originated credit-impaired financial assets.
3    Total ECL includes £62 million relating to other non customer-related assets (31 December 2021: £22 million).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Loans and advances to customers and expected credit loss allowance

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2022
Loans and advances to customers
UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	–	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	–	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	–	14,573	15.4	1.1
Other	13,990	643	157	–	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses	30,781	5,654	1,760	–	38,195	14.8	4.6
Corporate and Institutional Banking	49,728	5,839	1,611	–	57,178	10.2	2.8
Commercial Banking	80,509	11,493	3,371	–	95,373	12.1	3.5
Other[1]	(2,972)	–	6	–	(2,966)
Total gross lending	380,991	61,164	7,640	9,622	459,417	13.3	1.7
ECL allowance on drawn balances	(700)	(1,808)	(1,757)	(253)	(4,518)
Net balance sheet carrying value	380,291	59,356	5,883	9,369	454,899

Customer related ECL allowance (drawn and undrawn)
UK mortgages	92	553	311	253	1,209
Credit cards	173	477	113	–	763
Loans and overdrafts	185	367	126	–	678
UK Motor Finance[2]	95	76	81	–	252
Other	16	18	52	–	86
Retail	561	1,491	683	253	2,988
Small and Medium Businesses	129	271	149	–	549
Corporate and Institutional Banking	144	231	925	–	1,300
Commercial Banking	273	502	1,074	–	1,849
Other	–	–	4	–	4
Total	834	1,993	1,761	253	4,841

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
UK mortgages	–	1.3	9.1	2.6	0.4
Credit cards	1.5	14.5	39.1	–	5.1
Loans and overdrafts	2.2	21.4	51.0	–	6.6
UK Motor Finance	0.8	3.4	52.6	–	1.7
Other	0.1	2.8	33.1	–	0.6
Retail	0.2	3.0	16.0	2.6	0.8
Small and Medium Businesses	0.4	4.8	8.5	–	1.4
Corporate and Institutional Banking	0.3	4.0	57.4	–	2.3
Commercial Banking	0.3	4.4	31.9	–	1.9
Other		–	66.7	–
Total	0.2	3.3	23.0	2.6	1.1
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %
At 31 December 2021
Loans and advances to customers
UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards[1]	11,918	2,077	292	–	14,287	14.5	2.0
Loans and overdrafts	8,181	1,105	271	–	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	–	14,276	12.8	1.4
Other[1]	11,198	593	169	–	11,960	5.0	1.4
Retail	317,173	27,401	2,873	10,977	358,424	7.6	0.8
Small and Medium Businesses[1]	36,134	4,992	1,747	–	42,873	11.6	4.1
Corporate and Institutional Banking[1]	46,585	2,538	1,816	–	50,939	5.0	3.6
Commercial Banking	82,719	7,530	3,563	–	93,812	8.0	3.8
Other[2]	144	–	7	–	151	–	4.6
Total gross lending	400,036	34,931	6,443	10,977	452,387	7.7	1.4
ECL allowance on drawn balances	(915)	(1,114)	(1,581)	(210)	(3,820)
Net balance sheet carrying value	399,121	33,817	4,862	10,767	448,567

Customer related ECL allowance (drawn and undrawn)
UK mortgages	49	394	184	210	837
Credit cards[1]	144	249	128	–	521
Loans and overdrafts	136	170	139	–	445
UK Motor Finance[3]	108	74	116	–	298
Other[1]	15	15	52	–	82
Retail	452	902	619	210	2,183
Small and Medium Businesses[1]	104	176	179	–	459
Corporate and Institutional Banking[1]	68	122	782	–	972
Commercial Banking	172	298	961	–	1,431
Other	400	–	6	–	406
Total	1,024	1,200	1,586	210	4,020

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
UK mortgages	–	1.8	9.5	1.9	0.3
Credit cards[1]	1.2	12.0	43.8	–	3.6
Loans and overdrafts	1.7	15.4	51.3	–	4.7
UK Motor Finance	0.9	4.0	57.7	–	2.1
Other[1]	0.1	2.5	30.8	–	0.7
Retail	0.1	3.3	21.5	1.9	0.6
Small and Medium Businesses[1]	0.3	3.5	10.2	–	1.1
Corporate and Institutional Banking[1]	0.1	4.8	43.1	–	1.9
Commercial Banking	0.2	4.0	27.0	–	1.5
Other		–	85.7	–
Total	0.3	3.4	24.6	1.9	0.9
1Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail.
2Contains centralised fair value hedge accounting adjustments.
3UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Stage 2 loans and advances to customers and expected credit loss allowance

	Up to date						1-30 days past due[2]			Over 30 days past due
	PD movements			Other[1]
Gross lending £m		ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %
At 31 December 2022
UK mortgages	29,718	263	0.9	9,613	160	1.7	1,633	67	4.1	819	63	7.7
Credit cards	3,023	386	12.8	136	46	33.8	98	30	30.6	30	15	50.0
Loans and overdrafts	1,311	249	19.0	234	53	22.6	125	45	36.0	43	20	46.5
UK Motor Finance	1,047	28	2.7	1,045	23	2.2	122	18	14.8	31	7	22.6
Other	160	5	3.1	384	7	1.8	54	4	7.4	45	2	4.4
Retail	35,259	931	2.6	11,412	289	2.5	2,032	164	8.1	968	107	11.1
Small and Medium Businesses	4,081	223	5.5	1,060	27	2.5	339	13	3.8	174	8	4.6
Corporate and Institutional Banking	5,728	229	4.0	27	–	–	30	1	3.3	54	1	1.9
Commercial Banking	9,809	452	4.6	1,087	27	2.5	369	14	3.8	228	9	3.9
Total	45,068	1,383	3.1	12,499	316	2.5	2,401	178	7.4	1,196	116	9.7
At 31 December 2021
UK mortgages	14,845	132	0.9	4,133	155	3.8	1,433	38	2.7	1,387	69	5.0
Credit cards[4]	1,755	176	10.0	210	42	20.0	86	20	23.3	26	11	42.3
Loans and overdrafts	505	82	16.2	448	43	9.6	113	30	26.5	39	15	38.5
UK Motor Finance	581	20	3.4	1,089	26	2.4	124	19	15.3	34	9	26.5
Other[4]	194	4	2.1	306	7	2.3	44	2	4.5	49	2	4.1
Retail	17,880	414	2.3	6,186	273	4.4	1,800	109	6.1	1,535	106	6.9
Small and Medium Businesses[4]	3,570	153	4.3	936	14	1.5	297	6	2.0	189	3	1.6
Corporate and Institutional Banking[4]	2,479	119	4.8	25	3	12.0	6	–	–	28	–	–
Commercial Banking	6,049	272	4.5	961	17	1.8	303	6	2.0	217	3	1.4
Total	23,929	686	2.9	7,147	290	4.1	2,103	115	5.5	1,752	109	6.2
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments. As of 31 December 2022, interest-only mortgage customers at risk of not meeting their final term payment are now directly classified as Stage 2 up to date “Other”, driving movement of gross lending from the category of Stage 2 up to date “PD movement” into “Other”.
2Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.
3Expected credit loss allowance on loans and advances to customers (drawn and undrawn).
4Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ADDITIONAL INFORMATION
ECL SENSITIVITY TO ECONOMIC ASSUMPTIONS
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent.
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is typically held constant reflecting the basis on which they are evaluated. For 31 December 2022, however, post-model adjustments in Commercial Banking have been apportioned across the scenarios to better reflect the sensitivity of these adjustments to each scenario. Judgements applied through changes to model inputs are reflected in the scenario ECL sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £692 million compared to £223 million at 31 December 2021.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	1,209	514	790	1,434	3,874
Credit cards	763	596	727	828	1,180
Other Retail	1,016	907	992	1,056	1,290
Commercial Banking	1,869	1,459	1,656	2,027	3,261
Other	46	46	46	47	47
At 31 December 2022	4,903	3,522	4,211	5,392	9,652

UK mortgages	837	637	723	967	1,386
Credit cards[1]	521	442	500	569	672
Other Retail[1]	825	760	811	863	950
Commercial Banking[1]	1,433	1,295	1,358	1,505	1,859
Other[1]	426	426	427	426	424
At 31 December 2021	4,042	3,560	3,819	4,330	5,291
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios, with staging of assets based on each specific scenario probability of default. ECL applied through individual assessments and the majority of post-model adjustments are reported flat against each economic scenario, reflecting the basis on which they are evaluated. A probability-weighted scenario is not shown as this does not reflect the basis on which ECL is reported. Comparing the probability-weighted ECL in the table above to the base case ECL with base case scenario specific staging, as shown in the table below, results in an uplift of £820 million compared to £230 million at 31 December 2021.

	At 31 December 2022				At 31 December 2021[1]
	Upside £m	Base case £m	Downside £m	Severe downside £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	469	734	1,344	7,848	636	722	973	1,448
Credit cards	563	719	842	1,320	434	500	583	707
Other Retail	886	984	1,059	1,449	754	808	867	972
Commercial Banking	1,425	1,600	2,142	5,190	1,290	1,357	1,518	2,116
Other	46	46	47	47	425	425	425	425
Total	3,389	4,083	5,434	15,854	3,539	3,812	4,366	5,668
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
The impact of changes in the UK unemployment rate and House Price Index (HPI) have been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged and is assessed through the direct impact on modelled ECL only, including management judgements applied through changes to model inputs. The change in univariate ECL sensitivity in the period is a result of the change in definition of default and associated model changes, and the deterioration in the base case on which the assessment has been performed.
The table below shows the impact on the Group’s ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 31 December 2022		At 31 December 2021
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI
ECL impact, £m	(225)	370	(112)	162
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

	At 31 December 2022		At 31 December 2021[1]
	1pp increase in unemployment £m	1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m
UK mortgages	26	(21)	23	(18)
Credit cards	41	(41)	20	(20)
Other Retail	25	(25)	12	(12)
Commercial Banking	100	(91)	52	(45)
ECL impact	192	(178)	107	(95)
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Group derivative credit risk exposures
Derivative credit risk exposure

	2022				2021
		Traded over the counter				Traded over the counter
	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m	Traded on recognised exchanges £m	Settled by central counterparties £m	Not settled by central counterparties £m	Total £m
Notional balances
Foreign exchange	–	–	465,800	465,800	–	–	393,154	393,154
Interest rate	31,393	6,422,514	206,006	6,659,913	214,821	3,695,218	212,825	4,122,864
Equity and other	4,670	–	11,820	16,490	4,783	–	7,756	12,539
Credit	–	286	6,403	6,689	–	397	6,343	6,740
Total	36,063	6,422,800	690,029	7,148,892	219,604	3,695,615	620,078	4,535,297
Fair values
Assets		1,033	23,643			890	21,113
Liabilities		(1,850)	(22,153)			(888)	(17,109)
Net (liability) asset		(817)	1,490			2	4,004
The total notional principal amount of interest rate, exchange rate, credit derivative and equity and other contracts outstanding at 31 December 2022 and 31 December 2021 is shown in the table above. The notional principal amount does not, however, represent the Group’s credit risk exposure, which is limited to the current cost of replacing contracts with a positive value to the Group. Such amounts are reflected in note 52 on page F-121.
RETAIL
•The Retail portfolio has remained resilient and well-positioned despite pressure on consumer disposable incomes from rising interest rates, inflation and a higher cost of living. Risk management has been enhanced since the last financial crisis, with strong affordability and indebtedness controls for new lending and a prudent risk appetite approach
•Despite external pressures, only very modest signs of deterioration are evident across the portfolios, arrears rates remain low and generally below pre-pandemic levels. New lending credit quality remains strong and performance is broadly stable
•The Group is closely monitoring the impacts of the rising cost of living on consumers to ensure we remain close to any signs of deterioration. Lending controls are under continuous review and we have taken proactive risk actions calibrated to the latest Group macroeconomic outlook. Precautionary expected credit loss (ECL) judgements have also been raised to cover potential future deterioration from cost of living risks
•The Retail impairment charge in 2022 was £1,373 million, compared to a release of £447 million for 2021 with updated macroeconomic assumptions within the ECL model driving a charge for 2022 compared to a release last year
•Existing IFRS 9 staging rules and triggers have been maintained across Retail from the 2021 year end with the exception of mortgages. The change maintains alignment between IFRS 9 Stage 3 and new regulatory definitions of default. Default continues to be considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to significantly affect their ability to repay the amount due. For mortgages, this was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days, as well as including end-of-term payments on past due interest-only accounts and all non-performing loans. Overall ECL is not materially impacted as management judgements were previously held in lieu of these known changes. However, material movements between stages were observed, with an additional £2.8 billion of assets in Stage 3 and £6.1 billion in Stage 2 at the point of implementation, both as a result of the broader definition of default
•As a result of updated macroeconomic assumptions within the ECL model, Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) increased to 0.8 per cent (31 December 2021: 0.6 per cent). As at 31 December 2022 the majority of ECL increases are reflected within Stage 2 under IFRS 9, representing cases which have observed a significant increase in credit risk since origination (SICR)
•Stage 2 loans and advances now comprises 13.5 per cent of the Retail portfolio (31 December 2021: 7.6 per cent), of which 94.0 per cent are up to date, performing loans (31 December 2021: 87.8 per cent)
•The CRD IV changes have increased the proportion of UK mortgage accounts reaching the broader definition of default and has resulted in a slight decrease in Stage 2 ECL coverage to 3.0 per cent (31 December 2021: 3.3 per cent)
•As a result of updated macroeconomic assumptions within the ECL model, Stage 3 loans and advances have increased to 1.2 per cent of total loans and advances (31 December 2021: 0.8 per cent) while Stage 3 ECL coverage decreased to 16.0 per cent (31 December 2021: 21.5 per cent) due to a higher proportion of mortgages triggering 90 days past due, with lower coverage on average. Underlying credit deterioration remains relatively limited outside of definition of default changes
UK MORTGAGES
•The UK mortgages portfolio is well positioned with low arrears and a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio over the years using robust affordability and credit controls, while the balances of higher risk portfolios originated prior to 2008 have continued to reduce
•Arrears rates remain broadly stable with slight increases observed on variable rate products following UK Bank Rate rises exacerbated by attrition from customers refinancing to fixed rates
•Total loans and advances increased to £312.3 billion (31 December 2021: £308.3 billion), with a small reduction in average LTV. The proportion of balances with a LTV greater than 90 per cent increased. The average LTV of new business decreased
•Updated macroeconomic assumptions within the ECL model, including a forecast reduction in house prices, resulted in a net impairment charge of £295 million for 2022 compared to a credit of £273 million for 2021. Total ECL coverage increased to 0.4 per cent (31 December 2021: 0.3 per cent)
•As a result of updated macroeconomic assumptions within the ECL model, Stage 2 loans and advances increased to 13.4 per cent of the portfolio (31 December 2021: 7.1 per cent), while Stage 2 ECL coverage has decreased to 1.3 per cent (31 December 2021: 1.8 per cent) due to a higher proportion of mortgage accounts reaching the broader CRD IV definition of default
•Stage 3 loans and advances has increased to 1.1 per cent of the portfolio (31 December 2021: 0.6 per cent) and due to a higher proportion of mortgage accounts reaching the broader CRD IV definition of default, Stage 3 ECL coverage decreased to 9.1 per cent (31 December 2021: 9.5 per cent)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CREDIT CARDS
•Credit cards balances increased to £15.0 billion (31 December 2021 £14.3 billion) due to recovery in customer spend
•The credit card portfolio is a prime book with low levels of arrears and strong repayment rates despite recent affordability pressures
•Updated macroeconomic assumptions within the ECL model and forward looking judgements for the increased risk from inflation and a higher cost of living resulted in an impairment charge of £571 million for 2022, compared to a credit of £52 million in 2021. Total ECL coverage increased to 5.1 per cent (31 December 2021: 3.6 per cent)
•This is reflected in Stage 2 loans and advances which increased to 21.9 per cent of the portfolio (31 December 2021:14.5 per cent) and Stage 2 ECL coverage which has increased to 14.5 per cent (31 December 2021: 12.0 per cent)
•Stage 3 loans and advances remained broadly stable at 1.9 per cent of the portfolio (31 December 2021: 2.0 per cent), while Stage 3 ECL coverage has reduced to 39.1 per cent (31 December 2021: 43.8 per cent)
LOANS AND OVERDRAFTS
•Loans and advances for personal current account and the personal loans portfolios increased to £10.3 billion (31 December 2021: £9.6 billion) with continued recovery in customer spend and demand for credit
•Updated macroeconomic assumptions within the ECL model and forward looking judgements for the increased risk from inflation and a higher cost of living resulted in an impairment charge of £499 million for the full year 2022 compared to a charge of £39 million for 2021
•Stage 2 ECL coverage increased to 21.4 per cent (31 December 2021: 15.4 per cent) and overall ECL coverage to 6.6 per cent (31 December 2021: 4.7 per cent)
•Stage 3 ECL coverage reduced slightly to 51.0 per cent (31 December 2021: 51.3 per cent)
UK MOTOR FINANCE
•The UK Motor Finance portfolio increased from £14.3 billion for 2021 to £14.6 billion for 2022, with ongoing new car supply constraints being offset by continued strong demand for used vehicles
•There was a net impairment credit of £2 million for 2022 reflecting continued low levels of losses given resilient used car prices. This compares to a credit of £151 million for 2021, which benefitted from ECL releases as used car prices materially outperformed expectations set earlier in the pandemic. However, used car prices have begun to fall from recent high levels with this trend expected to continue. ECL coverage decreased to 1.7 per cent (31 December 2021: 2.1 per cent)
•Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge. Continued resilience in used car prices and disposal experience, partially driven by global supply issues, offset by underperformance in some segments, has resulted in broadly flat RV and VT ECL of £92 million as at 31 December 2022 (31 December 2021: £95 million)
•Stable credit performance and continued resilience in used car prices has resulted in Stage 2 ECL coverage reducing slightly to 3.4 per cent (31 December 2021:4.0 per cent) and Stage 3 ECL reducing to 52.6 per cent (31 December 2021: 57.7 per cent)
OTHER
•Other loans and advances increased slightly to £14.8 billion (31 December 2021: £12.0 billion)
•Stage 3 loans and advances remain stable at 1.1 per cent (31 December 2021: 1.4 per cent) and Stage 3 coverage at 33.1 per cent (31 December 2021: 30.8 per cent)
•There was a net impairment charge of £10 million for 2022 compared to a credit of £10 million for 2021
Retail UK mortgages loans and advances to customers1

	At 31 Dec 2022 £m	At 31 Dec 2021 £m
Mainstream	253,283	248,013
Buy-to-let	51,529	51,111
Specialist	7,526	9,220
Total	312,338	308,344
1Balances include the impact of HBOS-related acquisition adjustments..

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTEREST-ONLY MORTGAGES
The Group provides interest-only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2022, owner occupier interest-only balances as a proportion of total owner occupier balances had reduced to 16.4 per cent (31 December 2021: 18.7 per cent). The average indexed loan to value remained low at 35.5 per cent (31 December 2021:36.8 per cent).
For existing interest-only mortgages, a contact strategy is in place during the term of the mortgage to ensure that customers are aware of their obligations to repay the principal upon maturity of the loan.
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
Analysis of owner occupier interest-only mortgages

	At 31 Dec 2022	At 31 Dec 2021
Interest-only balances (£m)	42,697	48,128
Stage 1 (%)	58.5	70.7
Stage 2 (%)	25.3	17.1
Stage 3 (%)	3.7	2.8
Purchased or originated credit-impaired (%)	12.6	9.4
Average loan to value (%)	35.5	36.8
Maturity profile (£m)
Due	1,931	1,803
Within 1 year	1,453	1,834
2 to 5 years	8,832	8,889
6 to 10 years	16,726	17,882
Greater than 10 years	13,755	17,720

Past term interest-only balances (£m)[1]	1,906	1,790
Stage 1 (%)	0.2	0.7
Stage 2 (%)	11.9	33.0
Stage 3 (%)	45.6	29.6
Purchased or originated credit-impaired (%)	42.3	36.7
Average loan to value (%)	33.2	33.0
Negative equity (%)	2.0	1.8
1Balances where all interest-only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RETAIL FORBEARANCE
The basis of disclosure for forbearance is aligned to definitions used in the European Banking Authority’s FINREP reporting. Total forbearance for the major retail portfolios has reduced by £1.1 billion to £4.3 billion. This is driven by a reduction in customers with a historical capitalisation treatment (where arrears were reset and added to the loan balance) and, following the implementation of new regulatory requirements, the removal of past term interest-only mortgages as a forbearance event where a forbearance treatment has not been granted.
The main customer treatments included are: repair, where arrears are added to the loan balance and the arrears position cancelled; instances where there are suspensions of interest and/or capital repayments; and refinance personal loans.
As a percentage of loans and advances, forbearance loans decreased to 1.2 per cent at 31 December 2022 (31 December 2021: 1.5 per cent).
Retail forborne loans and advances (audited)

	Total £m	Of which Stage 2 £m	Of which Stage 3 £m	Of which POCI £m
At 31 December 2022
UK mortgages	3,655	684	951	1,995
Credit cards	260	90	125	–
Loans and overdrafts	308	125	117	–
UK Motor Finance	77	32	42	–
Total	4,300	931	1,235	1,995
At 31 December 2021
UK mortgages	4,725	1,216	901	2,600
Credit cards	288	90	141	–
Loans and overdrafts	312	99	131	–
UK Motor Finance	102	38	62	–
Total	5,427	1,443	1,235	2,600

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
COMMERCIAL BANKING
PORTFOLIO OVERVIEW
•The Commercial portfolio credit quality remains resilient overall, with a focused approach to credit underwriting and monitoring standards and proactively managing exposures to higher risk and vulnerable sectors. While some of the Group’s metrics indicate very modest deterioration, especially in consumer-led sectors, these are not considered to be material
•The Group has reduced overall exposure to cyclical sectors since 2019 and continues to closely monitor credit quality, sector and single name concentrations. Sector and credit risk appetite continue to be proactively managed to ensure the Group is protected and clients are supported in the right way
•The Group continues to carefully monitor the level of arrears on lending under the UK Government support schemes, including the Bounce Back Loan Scheme and the Coronavirus Business Interruption Loan Scheme, where UK Government guarantees are in place at 100 per cent and 80 per cent respectively. The Group will continue to review customer trends and take early risk mitigating actions as appropriate, including actions to review and manage refinancing risk
•The Group continues to provide early support to its more vulnerable customers through focused risk management via its Watchlist and Business Support framework. The Group will continue to balance prudent risk appetite with ensuring support for financially viable clients on their road to recovery
IMPAIRMENTS
•There was a net impairment charge of £517 million in 2022, compared to a net impairment credit of 931 million in 2021. This was driven by a charge from economic outlook revisions and a material charge in the fourth quarter on a pre-existing single case
•ECL allowances increased by £418 million to £1,849 million at 31 December 2022 (31 December 2021: £1,431 million). The ECL provision at 31 December 2022 includes the capture of the impact of inflationary pressures and supply chain constraints and assumes additional losses will emerge as a result of these and other emerging risks, through the multiple economic scenarios
•As a result of the deterioration in the Group’s forward-looking modelled economic assumptions, Stage 2 loans and advances increased by £3,963 million to £11,493 million (31 December 2021: £7,530 million), with 94.8 per cent of Stage 2 balances up to date. Stage 2 as a proportion of total loans and advances to customers increased to 12.1 per cent (31 December 2021: 8.0 per cent). Stage 2 ECL coverage was higher at 4.4 per cent (31 December 2021: 4.0 per cent) with the increase in coverage a direct result of the change in the multiple economic scenarios
•Stage 3 loans and advances reduced to £3,371 million (31 December 2021: £3,563 million) and as a proportion of total loans and advances to customers, reduced to 3.5 per cent (31 December 2021: 3.8 per cent), largely as a result of net repayments and write-offs in the Corporate and Institutional Banking portfolio. Stage 3 ECL coverage increased to 31.9 per cent (31 December 2021: 27.0 per cent) predominantly driven by a further material charge on a pre-existing single case
COMMERCIAL BANKING UK DIRECT REAL ESTATE
•Commercial Banking UK Direct Real Estate gross lending stood at £11.0 billion at 31 December 2022 (net of exposures subject to protection through Significant Risk Transfer (SRT) securitisations)
•The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.6 billion to social housing providers are also excluded
•Recognising this is a cyclical sector, total quantum (gross and net) and asset type quantum caps are in place to control origination and exposure. Focus remains on the UK market and new business has been written in line with a prudent risk appetite with conservative LTVs, strong quality of income and proven management teams. During 2022, the Group increased the reporting granularity of underlying LTV data as detailed in the LTV - UK Direct Real Estate table
•Overall performance has remained resilient and although the Group saw some increase in cases on its closer monitoring Watchlist category, these are predominantly purely precautionary, and levels of this remain significantly below that seen during the pandemic. Transfers to the Group’s Business Support Unit have been limited
•Rent collection has largely recovered and stabilised following the coronavirus pandemic, although challenges remain in some sectors. Despite some material headwinds, including the inflationary environment and the impact of rising interest rates, which impacts debt servicing and refinance capacity, the portfolio is well-positioned and proactively managed, with conservative LTVs, good levels of interest cover, and appropriate risk mitigants in place:
–CRE exposures continue to be heavily weighted towards investment real estate (c.90 per cent) rather than development. Of these investment exposures, over 89 per cent have an LTV of less than 60 per cent, with an average LTV of 40.6 per cent
–c.90 per cent of CRE exposures have an interest cover ratio of greater than 2.0 times and in SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including a notional base rate stress)
–Approximately 47 per cent of exposures relate to commercial real estate (with no speculative development lending) with the remainder predominantly related to residential real estate. The underlying sub sector split is diversified with more limited exposure to higher risk sub sectors (c.13 per cent of exposures secured by Retail assets, with appetite tightened since 2018)
–Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run-off of these carefully managed and sequenced
–Both investment and development lending is subject to specific credit risk appetite criteria. Development lending criteria includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
LTV – UK Direct Real Estate

	At 31 December 2022[1,2,3]				At 31 December 2021[1,2,3]
	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %
Investment exposures
Less than 60 per cent	7,821	47	7,868	89.4	6,527	52	6,579	82.1
60 per cent to 70 per cent	503	9	512	5.8	617	5	622	7.8
70 per cent to 80 per cent	58	–	58	0.7	129	13	142	1.8
80 per cent to 100 per cent	17	13	30	0.3	84	2	86	1.1
100 per cent to 120 per cent	8	23	31	0.4	6	102	108	1.4
120 per cent to 140 per cent	1	–	1	–	4	–	4	0.1
Greater than 140 per cent	13	54	67	0.8	12	46	58	0.7
Unsecured[4]	225	–	225	2.6	397	–	397	5.0
Subtotal	8,646	146	8,792	100.0	7,776	220	7,996	100.0
Other[5]	346	13	359		1,460	27	1,487
Total investment	8,992	159	9,151		9,236	247	9,483
Development	900	7	907		1,233	17	1,250
UK Government Supported Lending[6]	278	5	283		362	5	367
Total	10,170	171	10,341		10,831	269	11,100
1Excludes Commercial Banking UK Direct Real Estate exposures subject to protection through Significant Risk Transfer transactions.
2Excludes £0.6 billion in Business Banking (31 December 2021: £0.7 billion).
3Year on year increase in less than 60 per cent driven by improved data coverage with clients moving from 'Other’.
4Predominantly Investment grade corporate CRE lending where the Group is relying on the corporate covenant.
5Mainly lower value transactions where LTV not recorded on Commercial Banking UK Direct Real Estate monitoring system. Year on year decrease driven by improved data coverage with clients now reported in LTV band..
6Bounce Back Loan Scheme (BBLS) and Coronavirus Business Interruption Loan Scheme (CBILS) lending to real estate clients, where government guarantees are in place at 100 per cent and 80 per cent, respectively.
COMMERCIAL BANKING FORBEARANCE
Commercial Banking forborne loans and advances (audited)

	At 31 December 2022[1]		At 31 December 2021
	Total £m	Of which Stage 3 £m	Total £m	Of which Stage 3 £m
Type of forbearance
Refinancing	13	11	14	11
Modification	3,484	2,908	3,655	2,881
Total	3,497	2,919	3,669	2,892
1    Includes £279 million (of which £254 million are guaranteed through the UK Government Bounce Back Loan Scheme) in Business Banking reported for the first time, £210 million of which is Stage 3.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
LOAN PORTFOLIO
SUMMARY OF LOAN LOSS EXPERIENCE

IFRS	2022 £m	2021 £m	2020 £m
Gross loans and advances to banks and customers and reverse repurchase agreements	514,929	514,142	515,355
Allowance for impairment losses	4,533	3,821	5,766
Ratio of allowance for credit losses to total lending (%)	0.9	0.7	1.1

	Advances written off, net of recoveries			As a percentage of average lending
IFRS	2022 £m	2021 £m	2020 £m	2022%	2021%	2020%
Loans and advances to banks	–	–	–	–	–	–
Loans and advances to customers:
Mortgages	(17)	(55)	(74)	–	–	–
Other personal lending	(570)	(626)	(850)	2.2	2.5	3.1
Property companies and construction	(49)	(123)	(65)	0.2	0.4	0.2
Financial, business and other services	(18)	(41)	(132)	–	0.1	0.4
Transport, distribution and hotels	(28)	(32)	(52)	0.2	0.2	0.4
Manufacturing	(10)	(2)	(6)	0.3	–	0.1
Other	(67)	(56)	(197)	0.2	0.2	0.7
	(759)	(935)	(1,376)	0.2	0.2	0.3
Reverse repurchase agreements	–	–	–	–	–	–
Total net advances written off	(759)	(935)	(1,376)	0.1	0.2	0.3

	Allowance for expected credit losses			As a percentage of closing lending
IFRS	2022 £m	2021 £m	2020 £m	2022%	2021%	2020%
Loans and advances to banks	15	1	6	0.1	–	0.1
Loans and advances to customers:
Mortgages	1,252	1,100	1,076	0.4	0.3	0.4
Other personal lending	1,306	966	1,649	5.0	3.9	6.5
Property companies and construction	380	360	842	1.5	1.3	2.7
Financial, business and other services	210	149	474	0.6	0.2	0.5
Transport, distribution and hotels	940	799	918	7.1	5.9	6.4
Manufacturing	54	55	115	1.5	1.3	2.3
Other	376	391	686	1.3	1.4	2.4
	4,518	3,820	5,760	1.0	0.8	1.3
Reverse repurchase agreements	–	–	–	–	–	–
At 31 December	4,533	3,821	5,766	0.9	0.7	1.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
DATA RISK
DEFINITION
Data risk is defined as the risk of the Group failing to effectively govern, manage and control its data (including data processed by third-party suppliers), leading to unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.
EXPOSURES
Data risk is present in all aspects of the business where data is processed, both within the Group and by third parties including colleague and contractor, prospective and existing customer lifecycle and insight processes. Data risk manifests:
•When personal data is not managed in a way that complies with General Data Protection Regulations (GDPR) and other data privacy regulatory obligations
•When data quality issues are not identified and managed appropriately
•When data records are not created, retained, protected, destroyed, or retrieved appropriately
•When data governance fails to provide robust oversight of data decision-making, controls and actions to ensure strategies are implemented effectively
•When data standards are not maintained, data-related issues are not remediated, and incomplete data that is not available at the right time, to the right people, to enable business decisions to be made, and regulatory reporting requirements to be fulfilled
•When critical data mapping and data information standards are not followed, impacting compliance, traceability and understanding of data
MEASUREMENT
Data risk covers data governance, data management and data privacy and ethics and is measured through a series of quantitative and qualitative metrics.
MITIGATION
Mitigation strategies are adopted to reduce data governance, management, privacy and ethical risks. Control assessments are logged and tracked on One Risk and Control Self-Assessment system with supporting metrics. Investment continues to be made to reduce data risk exposure to within appetite. Examples include:
•Delivering a data strategy
•Enhancing data quality and capability
•Embedding data by design and ethics
MONITORING
The Group continues to monitor and respond to data related regulatory initiatives i.e. new Digital Protection and Digital Information Bill expected spring 2023 and political developments i.e. potential divergence of legal and regulatory requirements following EU exit.
Data risk is governed through Group and sub-group committees and significant issues are escalated to Group Risk Committee, in accordance with the Group’s Enterprise Risk Management Framework and One RCSA frameworks.
A number of activities support the close monitoring of data risk including:
•Design and monitoring of data risk appetite metrics, including key risk indicators and key performance indicators
•Monitoring of significant data related issues, complaints, events and breaches in accordance with Group Operational Risk and Data policies
•Identification and mitigation of data risk when planning and implementing transformation or business change
FUNDING AND LIQUIDITY RISK
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
MEASUREMENT
Liquidity risk is managed through a series of measures, tests and reports that are primarily based on contractual maturities with behavioural overlays as appropriate. Note 52 on page F-136 sets out an analysis of assets and liabilities by relevant maturity grouping. The Group undertakes quantitative and qualitative analysis of the behavioural aspects of its assets and liabilities in order to reflect their expected behaviour.
MITIGATION
The Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements. Liquidity policies and procedures are subject to independent internal oversight by Risk. Overseas branches and subsidiaries of the Group may also be required to meet the liquidity requirements of the entity’s domestic country. Management of liquidity requirements is performed by the overseas branch or subsidiary in line with Group policy. Liquidity risk of the Insurance business is actively managed and monitored within the Insurance business. The Group plans funding requirements over its planning period, combining business as usual and stressed conditions. The Group manages its liquidity position paying regard to its internal risk appetite, Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) as required by the PRA, the Capital Requirements Directive (CRD IV) and the Capital Requirements Regulation (CRR) liquidity requirements.
The Group’s funding and liquidity position is underpinned by its significant customer deposit base and is supported by strong relationships across customer segments. The Group has consistently observed that, in aggregate, the retail deposit base provides a stable source of funding. Funding concentration by counterparty, currency and tenor is monitored on an ongoing basis and, where concentrations do exist, these are managed as part of the planning process and limited by the internal funding and liquidity risk monitoring framework, with analysis regularly provided to senior management.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
The Group carries out internal stress testing of its liquidity and potential cash flow mismatch position over both short (up to one month) and longer-term horizons against a range of scenarios forming an important part of the internal risk appetite. The scenarios and assumptions are reviewed at least annually to ensure that they continue to be relevant to the nature of the business, including reflecting emerging horizon risks to the Group. For further information on the Group’s 2022 liquidity stress testing results refer to page 87.
The Group maintains a Liquidity Contingency Framework as part of the wider Recovery Plan which is designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing. The Liquidity Contingency Framework has a foundation of robust and regular monitoring and reporting of key performance indicators, early warning indicators and Risk Appetite by both Group Corporate Treasury (GCT) and Risk up to and including Board level. Where movements in any of these metrics and indicator suites point to a potential issue, SME teams and their directors will escalate this information as appropriate.
FUNDING AND LIQUIDITY MANAGEMENT IN 2022
The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 96 per cent as at 31 December 2022 (94 per cent as at 31 December 2021), largely driven by increased customer lending. Overall total wholesale funding has increased to £100.3 billion as at 31 December 2022 (31 December 2021: £93.1 billion) as a result of short term funding which has increased towards more normalised levels and maintains the Group’s access to diverse sources and tenors of funding.
The Group’s liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 144 per cent (based on a monthly rolling average over the previous 12 months) as at 31 December 2022 (31 December 2021: 135 per cent) calculated on a Group consolidated basis based on the EU Delegated Act. The increase in LCR is explained primarily by an increase in liquid assets from the Bank of England Term Funding Scheme with additional incentives for SMEs (TFSME) drawdowns in 2021. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR, representing the composite of the Ring-Fenced Bank and Non-Ring-Fenced Bank entities.
The Net Stable Funding Ratio (NSFR) was implemented on 1 January 2022. The Group monitors this metric monthly and is significantly in excess of the regulatory requirement of 100 per cent.
During 2022, the Group accessed wholesale funding across a range of currencies and markets with term issuance volumes totalling £9.3 billion. The total outstanding amount of drawings from the TFSME has remained stable at £30.0 billion at 31 December 2022 (31 December 2021: £30.0 billion), with maturities in 2025, 2027 and beyond. In 2023, the Group expects to have a term wholesale issuance requirement of around £15 billion.
The Group’s credit ratings continue to reflect the strength of the Group’s business model and balance sheet. Over the course of the year, Fitch and S&P affirmed the Group’s ratings. In July, Moody’s downgraded the senior and subordinated ratings for Lloyds Banking Group plc by one notch based on their Loss Given Failure methodology. This was a technical and methodological change that puts the Group in line with peer issuers. The rating agencies continue to monitor the impact of cost of living increases and rising rates for the UK banking sector. The Group’s strong management, franchise and financial performance, along with the robust capital and funding position, are reflected in the Group’s strong ratings.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Group funding requirements and sources

	At 31 Dec 2022 £bn	At 31 Dec 2021 £bn	Change %
Group funding position
Cash and balances at central banks	91.4	76.4	20
Loans and advances to banks[1]	10.6	6.9	54
Loans and advances to customers	454.9	448.6	1
Reverse repurchase agreements – non-trading	44.9	54.8	(18)
Debt securities at amortised cost	9.9	6.8	46
Financial assets at fair value through other comprehensive income	23.2	28.1	(17)
Other assets[2]	242.9	264.9	(8)
Total Group assets	877.8	886.5	(1)
Less other liabilities[2,3]	(206.1)	(232.8)	(11)
Funding requirements	671.7	653.7	3

Wholesale funding[3,4]	100.3	93.1	8
Customer deposits	475.3	476.3
Repurchase agreements – non-trading	18.6	1.1
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	30.0
Total equity	47.5	53.2	(11)
Funding sources	671.7	653.7	3
1Excludes £0.2 billion (31 December 2021: £0.1 billion) of loans and advances to banks within the Insurance business.
2Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
3Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion), previously included in other liabilities; both comparatives have been presented on a consistent basis.
4The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £2.6 billion (31 December 2021: £3.8 billion).
Reconciliation of Group funding to the balance sheet (audited)

	Included in funding analysis £bn	Cash collateral received[1] £bn	Fair value and other accounting methods[2] £bn	Balance sheet £bn
At 31 December 2022
Deposits from banks	5.1	2.7	(0.5)	7.3
Debt securities in issue[3]	82.3	–	(8.5)	73.8
Subordinated liabilities	12.9	–	(2.2)	10.7
Total wholesale funding	100.3	2.7
Customer deposits	475.3	–	–	475.3
Total	575.6	2.7
At 31 December 2021
Deposits from banks	3.3	4.3	–	7.6
Debt securities in issue[3]	76.4	–	(4.8)	71.6
Subordinated liabilities	13.4	–	(0.3)	13.1
Total wholesale funding	93.1	4.3
Customer deposits	476.3	–	–	476.3
Total	569.4	4.3
1Repurchase agreements, previously reported within deposits from banks and customer deposits, are excluded; comparatives have been restated.
2Includes the unamortised HBOS acquisition adjustments on subordinated liabilities, the fair value movements on liabilities held at fair value through profit or loss, and hedge accounting adjustments that impact the accounting carrying value of the liabilities.
3Debt securities in issue included in funding analysis include significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); the comparative has been presented on a consistent basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Analysis of 2022 total wholesale funding by residual maturity

	Up to 1 month £bn	1–3 months £bn	3–6 months £bn	6–9 months £bn	9–12 months £bn	1–2 years £bn	2–5 years £bn	Over five years £bn	Total at 31 Dec 2022 £bn	Total at 31 Dec 2021 £bn
Deposits from banks	3.8	0.5	0.3	0.1	0.4	–	–	–	5.1	3.3
Debt securities in issue:
Certificates of deposit	0.9	2.1	2.0	1.6	0.4	0.2	–	–	7.2	4.4
Commercial paper	2.7	5.6	3.1	0.8	0.5	–	–	–	12.7	8.7
Medium-term notes	1.3	0.5	2.3	1.6	1.2	7.7	18.7	12.0	45.3	42.5
Covered bonds	0.9	1.7	0.9	–	–	2.7	5.7	2.2	14.1	17.0
Securitisation[1]	0.2	0.3	–	–	–	0.2	1.3	1.0	3.0	3.8
	6.0	10.2	8.3	4.0	2.1	10.8	25.7	15.2	82.3	76.4
Subordinated liabilities	–	–	1.1	0.7	–	0.9	3.8	6.4	12.9	13.4
Total wholesale funding[2]	9.8	10.7	9.7	4.8	2.5	11.7	29.5	21.6	100.3	93.1
1Securitisation includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); the comparative has been presented on a consistent basis.
2The Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities and subordinated liabilities. Excludes balances relating to margins of £2.6 billion (31 December 2021: £3.8 billion).
Total wholesale funding by currency (audited)

	Sterling[1] £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2022	23.4	43.4	25.8	7.7	100.3
At 31 December 2021	23.9	36.8	25.6	6.8	93.1
1Wholesale funding includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); the comparative has been presented on a consistent basis.
Analysis of 2022 term issuance (audited)

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
Securitisation[1]	0.2	–	–	–	0.2
Covered bonds	1.0	–	–	–	1.0
Senior unsecured notes	0.5	3.7	1.0	1.3	6.5
Subordinated liabilities	–	0.8	–	–	0.8
Additional tier 1	0.8	–	–	–	0.8
Total issuance	2.5	4.5	1.0	1.3	9.3
1Includes significant risk transfer securitisations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
LIQUIDITY PORTFOLIO
At 31 December 2022, the Group had £144.7 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2021: £140.2 billion), of which £140.4 billion is LCR level 1 eligible (31 December 2021: £138.6 billion) and £4.3 billion is LCR level 2 eligible (31 December 2021: £1.6 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.
LCR eligible assets

	Average		Change %
	2022[1] £bn	2021[1] £bn
Cash and central bank reserves	84.7	71.0	19
High quality government/MDB/agency bonds[2]	53.6	65.2	(18)
High quality covered bonds	2.1	2.4	(13)
Level 1	140.4	138.6	1
Level 2[3]	4.3	1.6
Total LCR eligible assets	144.7	140.2	3
1Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
2Designated multilateral development bank (MDB).
3Includes Level 2A and Level 2B.
LCR eligible assets by currency

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn
At 31 December 2022
Level 1	103.0	16.3	21.0	0.1	140.4
Level 2	1.2	1.5	0.5	1.1	4.3
Total[1]	104.2	17.8	21.5	1.2	144.7
At 31 December 2021
Level 1	107.9	14.4	16.3	–	138.6
Level 2	0.7	0.4	0.1	0.4	1.6
Total[1]	108.6	14.8	16.4	0.4	140.2
1Based on 12 months rolling average to 31 December. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
The Group also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
STRESS TESTING RESULTS
Internal liquidity stress testing results at 31 December 2022 (calculated as an average of month end observations over the previous 12 months) showed that the Group had liquidity resources representing 147 per cent of modelled outflows over a three month period from all wholesale funding sources, retail and corporate deposits, off-balance sheet requirements, intraday requirements and rating-dependent contracts under the Group’s most severe liquidity stress scenario.
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
The Group Asset and Liability Committee (GALCO) monitor and manage total balance sheet encumbrance, including via a defined risk appetite. At 31 December 2022, the Group had £35.5 billion (31 December 2021: £36.9 billion) of externally encumbered on-balance sheet assets with counterparties other than central banks. The decrease in encumbered assets was primarily driven by securitisation and covered bond redemptions. The Group also had £710.3 billion (31 December 2021: £694.3 billion) of unencumbered on-balance sheet assets, and £132.0 billion (31 December 2021: £155.4 billion) of pre-positioned and encumbered assets held with central banks, the decrease in the latter is driven by amortisation in the existing collateral pool. Primarily, the Group encumbers mortgages, unsecured lending, credit card receivables and car loans through the issuance programmes and tradable securities through securities financing activity. The Group mainly pre-positions mortgage assets at central banks.
On balance sheet encumbered and unencumbered assets

	Encumbered with counterparties other than central banks			Pre- positioned and encumbered assets held with central banks £m	Unencumbered assets not pre-positioned with central banks
	Securitisations and covered bonds £m	Other £m	Total £m		Readily realisable[1] £m	Other realisable assets[2] £m	Cannot be used[3] £m	Total £m	Total £m
At 31 December 2022
Cash and balances at central banks	–	–	–	–	85,305	–	6,083	91,388	91,388
Financial assets at fair value through profit or loss[4]	38	2,516	2,554		918	–	177,137	178,055	180,609
Derivative financial instruments	–	–	–	–	–	–	24,753	24,753	24,753
Loans and advances to banks	–	–	–	–	1,800	6,819	2,013	10,632	10,632
Loans and advances to customers	16,472	2,790	19,262	132,012	13,419	217,963	72,243	303,625	454,899
Reverse repurchase agreements	–	–	–	–	–	–	44,865	44,865	44,865
Debt securities	–	1,025	1,025	–	5,692	–	3,209	8,901	9,926
Financial assets at amortised cost	16,472	3,815	20,287	132,012	20,911	224,782	122,330	368,023	520,322
Financial assets at fair value through other comprehensive income	–	12,657	12,657	–	10,045	–	452	10,497	23,154
Other[5]	–	–	–	–	–	421	37,182	37,603	37,603
Total assets	16,510	18,988	35,498	132,012	117,179	225,203	367,937	710,319	877,829
At 31 December 2021
Cash and balances at central banks	–	–	–	–	70,275	–	6,145	76,420	76,420
Financial assets at fair value through profit or loss[4]	42	4,344	4,386	–	1,975	–	200,410	202,385	206,771
Derivative financial instruments	–	–	–	–	–	–	22,051	22,051	22,051
Loans and advances to banks	–	–	–	–	1,419	4,784	798	7,001	7,001
Loans and advances to customers	20,952	2,319	23,271	155,405	10,177	176,344	83,370	269,891	448,567
Reverse repurchase agreements	–	–	–	–	–	–	54,753	54,753	54,753
Debt securities	–	1,114	1,114		3,999	–	1,722	5,721	6,835
Financial assets at amortised cost	20,952	3,433	24,385	155,405	15,595	181,128	140,643	337,366	517,156
Financial assets at fair value through other comprehensive income	–	8,085	8,085	–	19,812	–	240	20,052	28,137
Other[5]	–	–	–	–	–	500	35,490	35,990	35,990
Total assets	20,994	15,862	36,856	155,405	107,657	181,628	404,979	694,264	886,525
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
4Contains assets measured at fair value through profit or loss arising from contracts held with reinsurers, previously included within other assets; comparatives have been restated.
5Other comprises: items in the course of collection from banks; investment properties; goodwill; value of in-force business; other intangible assets; tangible fixed assets; current tax recoverable; deferred tax assets; retirement benefit assets; investments in joint ventures and associates and other assets; comparatives have been restated.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
FUNDING AND LIQUIDITY RISK – CONTRACTUAL CASH OBLIGATIONS
At 31 December 2022, the Group had contractual cash obligations in respect of dated subordinated liabilities of £10,110 million of which £4,424 million matures in less than five years; the Group also had £78,978 million of outstanding debt securities in issue of which £65,712 million matures in less than five years. At 31 December 2022, the Group’s obligations in respect of lease liabilities and capital commitments totalled £2,980 million and the Group had other purchase obligations totalling £4,402 million. Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of at least £1.1 billion to these schemes in 2023.
At 31 December 2022, Lloyds Banking Group also had £620 million of preference shares, preferred securities and undated subordinated liabilities outstanding.
At 31 December 2022, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary companies, particularly Lloyds Bank plc and Scottish Widows Group Limited, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds Bank to pay dividends going forward, or for Lloyds Bank or other Lloyds Banking Group companies to make loans to Lloyds Banking Group plc, depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.
OFF-BALANCE SHEET ARRANGEMENTS
A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments and guarantees at 31 December 2022 is included in note 52 to the financial statements. These commitments and guarantees are not included in Lloyds Banking Group’s consolidated balance sheet.
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
Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2022, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation programme, Cancara. This is funded in the global asset-backed commercial paper market. The assets and obligations of the programme are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset- backed commercial paper liquidity support facilities on commercial terms to the programme, for use should the issuer be unable to roll over maturing commercial paper or obtain alternative sources of funding.
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INSURANCE UNDERWRITING RISK
DEFINITION
Insurance underwriting risk is defined as the risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour and in expense costs, leading to reductions in earnings and/or value.
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
Expenses are incurred in writing insurance business, with the risk of costs being higher than expected managed through regular cost initiatives and operating model reviews.
MEASUREMENT
Insurance underwriting risks are measured using a variety of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling. Current and potential future insurance underwriting risk exposures are assessed and aggregated across a range of stresses with risk measures based on 1-in-200 year stresses for the Insurance business’ regulatory capital assessments and other supporting measures where appropriate, including those set out in note 32 to the financial statements.

MITIGATION
Insurance underwriting risk is mitigated in a number of ways:
•Risks are identified, measured, managed, monitored and reported using the Risk and Control Self-Assessment process
•Embedded insurance processes for underwriting, claims and expense management, pricing and product design
•Annual review and setting of demographic and expense best estimate assumptions
•Exposure limits by risk type are assessed through the business planning process and used as a control mechanism to ensure risks are taken within risk appetite
•Longevity risk transfer and hedging solutions are considered on a regular basis and since 2017 the Group has reinsured £4.2 billion of annuitant longevity. An established team of longevity and pricing experts supports the annuity proposition
•General Insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements spread over numerous reinsurers. Detailed modelling, including that of the potential losses under various catastrophe scenarios, supports the choice of reinsurance arrangements
MONITORING
Insurance underwriting risks are monitored by Insurance senior executive committees and ultimately the Insurance Board. Significant risks from the Insurance business and the defined benefit pension schemes are reviewed by the Group Executive and Group Risk Committees and Board.
Insurance underwriting risk exposures are monitored against risk appetite with persistency, expenses and GI claims also analysed monthly. The Insurance business monitors experiences against expectations, for example business volumes and mix, claims, expenses and persistency experience. The effectiveness of controls put in place to manage insurance underwriting risk is evaluated and significant divergences from experience or movements in risk exposures are investigated and remedial action taken.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MARKET RISK
DEFINITION
Market risk is defined as the risk that the Group’s capital or earnings profile is affected by adverse market rates or prices, in particular interest rates, credit spreads and equity prices.
BALANCE SHEET LINKAGES
The information provided in the table below aims to facilitate the understanding of linkages between banking, trading and insurance balance sheet items and the positions disclosed in the Group’s market risk disclosures.
Market risk linkage to the balance sheet

		Banking
2022	Total £m	Trading book[1] £m	Non- trading £m	Insurance £m	Primary market risk factor
Assets
Cash and balances at central banks	91,388	–	91,388	–	Interest rate
Financial assets at fair value through profit or loss	180,609	14,216	4,775	161,618	Interest rate, foreign exchange, credit spread, equity
Derivative financial instruments	24,753	21,817	2,143	793	Interest rate, foreign exchange, credit spread
Financial assets at amortised cost
Loans and advances to banks	10,632	–	10,528	104	Interest rate
Loans and advances to customers	454,899	–	454,899	–	Interest rate
Reverse repurchase agreements	44,865	–	44,865	–	Interest rate
Debt securities	9,926	–	9,926	–	Interest rate, credit spread
Financial assets at amortised cost	520,322	–	520,218	104
Financial assets at fair value through other comprehensive income	23,154	–	23,154	–	Interest rate, foreign exchange, credit spread
Value of in-force business	5,419	–	–	5,419	Interest rate, equity
Other assets	32,184	–	25,118	7,066	Interest rate
Total assets	877,829	36,033	666,796	175,000
Liabilities
Deposit from banks	7,266	–	7,266	–	Interest rate
Customer deposits	475,331	–	475,331	–	Interest rate
Repurchase agreements at amortised cost	48,596	–	48,596	–	Interest rate
Financial liabilities at fair value through profit or loss	17,755	12,577	5,158	20	Interest rate, foreign exchange
Derivative financial instruments	24,042	17,533	4,682	1,827	Interest rate, foreign exchange, credit spread
Debt securities in issue	73,819	–	73,819	–	Interest rate, credit spread
Liabilities arising from insurance and investment contracts	149,868	–	–	149,868	Credit spread
Subordinated liabilities	10,730	–	9,300	1,430	Interest rate, foreign exchange
Other liabilities	22,901	–	9,254	13,647	Interest rate
Total liabilities	830,308	30,110	633,406	166,792
1Assets and liabilities are classified as Trading book if they meet the requirements as set out in the Capital Requirements Regulation, article 104.
The defined benefit pension schemes’ assets and liabilities are included under other assets and other liabilities in this table and note 35 on page F-84 provides further information.
The Group’s trading book assets and liabilities are originated within the Commercial Banking division. Within the Group’s balance sheet these fall under the trading assets and liabilities and derivative financial instruments. The assets and liabilities are classified as trading book if they meet the requirements as set out in the Capital Requirements Regulation, article 104. Further information on these activities can be found under the Trading portfolios section on page 95.
Derivative assets and liabilities are held by the Group for three main purposes: to provide risk management solutions for clients, to manage portfolio risks arising from client business and to manage and hedge the Group’s own risks. Insurance business assets and liabilities relate to policyholder funds, as well as shareholder invested assets, including annuity funds. The Group recognises the value of in-force business in respect of Insurance’s long-term life assurance contracts as an asset in the balance sheet (see note 24, page F-74).
The Group ensures that it has adequate cash and balances at central banks and stocks of high quality liquid assets (e.g. gilts or US Treasury securities) that can be converted easily into cash to meet liquidity requirements. The majority of these assets are asset swapped and held at fair value through other comprehensive income. Further information on these balances can be found under funding and liquidity risk on page 83.
The majority of debt issuance originates from the Group’s capital and funding activities and the interest rate risk of the debt issued is hedged by swapping them into a floating rate.
The non-trading book primarily consists of customer on-balance sheet activities and the Group’s capital and funding activities, which expose it to the risk of adverse movements in market rates or prices, predominantly interest rates, credit spreads, exchange rates and equity prices, as described in further detail within the Banking activities section (page 92).
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
FOREIGN EXCHANGE RISK
Economic foreign exchange exposure arises from the Group’s investment in its overseas operations (net investment exposures are disclosed in note 52 on page F-121. In addition, the Group incurs foreign exchange risk through non-functional currency flows from services provided by customer-facing divisions, the Group’s debt and capital management programmes and is exposed to volatility in its CET1 ratio, due to the impact of changes in foreign exchange rates on the retranslation of non-Sterling-denominated risk-weighted assets.
EQUITY RISK
Equity risk arises primarily from three different sources:
•The Group’s private equity exposure from investments held by Lloyds Development Capital and its stake in BGF, both within the Equities sub-group
•A small number of legacy strategic equity holdings, for example Visa Inc Preference Shares, and recent minority fintech stakes, all held in the Equities sub-group
•A small exposure to Lloyds Banking Group share price through deferred shares and deferred options granted to employees as part of their benefits package
CREDIT SPREAD RISK
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

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The table below shows, split by material currency, the Group’s market value sensitivities to an instantaneous parallel up and down 25 and 100 basis points change to all interest rates.
Group Banking activities: market value sensitivity (audited)

	2022				2021
	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m	Up 25bps £m	Down 25bps £m	Up 100bps £m	Down 100bps £m
Sterling	2.6	(3.3)	6.5	(18.0)	42.3	(43.9)	161.9	(192.7)
US Dollar	0.6	(0.6)	2.7	(2.1)	(2.3)	2.5	(8.8)	9.5
Euro	(1.6)	(0.4)	(6.0)	(1.6)	(4.7)	(3.3)	(17.8)	(11.8)
Other	0.1	(0.1)	0.3	(0.3)	(0.1)	0.1	(0.3)	–
Total	1.7	(4.4)	3.5	(22.0)	35.2	(44.6)	135.0	(195.0)
This is a risk-based disclosure and the amounts shown would be amortised in the income statement over the duration of the portfolio.
The market value sensitivity to an up 100 basis points shock has decreased due to rates being higher than at year end 2021, which directly impacts expected mortgage prepayments, aligning more closely to our hedging strategy.
The table below shows supplementary value sensitivity to a steepening and flattening (c.100 basis points around the three-year point) in the yield curve. This ensures there are no unintended consequences to managing risk to parallel shifts in rates.
Group Banking activities: market value sensitivity to a steepening and flattening of the yield curve (audited)

	2022		2021
	Steepener £m	Flattener £m	Steepener £m	Flattener £m
Sterling	65.4	(75.8)	98.2	(126.9)
US Dollar	(11.5)	11.5	(8.0)	7.4
Euro	(8.9)	4.1	(14.1)	(6.2)
Other	0.1	(0.1)	0.3	(0.3)
Total	45.1	(60.3)	76.4	(126.0)
The table below shows the banking book net interest income sensitivity on a one to three year forward-looking basis to an instantaneous parallel up 25, down 25 and up 50 basis points change to all interest rates.
Group Banking activities: three year net interest income sensitivity (audited)

	Down 25bps			Up 25bps			Up 50bps
Client-facing activity and associated hedges	Year 1 £m	Year 2 £m	Year 3 £m	Year 1 £m	Year 2 £m	Year 3 £m	Year 1 £m	Year 2 £m	Year 3 £m
2022	(181.1)	(261.0)	(377.7)	148.6	259.4	377.6	297.9	519.8	756.4
2021	(419.8)	(519.6)	(647.3)	187.9	273.0	401.1	368.5	536.2	792.8

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Year 1 net interest income sensitivity, to down 25 basis points, has decreased year-on-year due to reduced modelled margin compression following a significant increase in interest rates in 2022. The decrease in risk sensitivity year-on-year in the upwards rate shock, is driven by structural hedge activity.
The three year net interest income sensitivity to an up 25 basis points and 50 basis points shock is largely due to reinvestment of structural hedge maturities in years two and three.
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
For further information on defined benefit pension scheme assets and liabilities please refer to note 35 on page F-84.
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
MONITORING
In addition to the wider risk management framework, governance of the schemes includes a specialist pension committee.
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
•Equity risk arises indirectly through the value of future management charges on policyholder funds. These management charges form part of the value of in-force business (see note 24 on page F-74. Equity risk also arises in the with-profits funds but is less material
•Credit default spread risk mainly arises from annuities where policyholders’ future cash flows are guaranteed at retirement. Exposure arises if the market value of the assets moves differently to the liabilities they back. This exposure arises from credit downgrades and defaults
•Interest rate risk arises through credit and interest assets which are mainly held to cover the annuity and general insurance liabilities
•Inflation exposure arises from inflation-linked policyholder benefits and future expenses

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MEASUREMENT
Current and potential future market risk exposures within Insurance are assessed using a range of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling.
Risk measures include 1-in-200 year stresses for the Insurance business’ regulatory capital assessments and other supporting measures where appropriate, including those set out in note 32 on page F-83.
MITIGATION
Equity and credit spread risks are closely monitored. Asset liability matching, hedging and unit matching are all used to reduce the sensitivity of equity movements.
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
The costs and benefits of market risk mitigation are considered in strategy and business planning decisions, with consideration given to the impacts to various metrics.
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
TRADING PORTFOLIOS
EXPOSURES
The Group’s trading activity is small relative to its peers. The Group’s trading activity is undertaken primarily to meet the financial requirements of commercial and retail customers for foreign exchange, credit and interest rate products. These activities support customer flow and market making activities.
All trading activities are performed within the Commercial Banking division. While the trading positions taken are generally small, any extreme moves in the main risk factors and other related risk factors could cause significant losses in the trading book depending on the positions at the time. The average 95 per cent 1-day trading VaR (Value at Risk; diversified across risk factors) was £1.5 million for 31 December 2022 compared to £1.0 million for 31 December 2021.
Trading market risk measures are applied to all of the Group’s regulatory trading books and they include daily VaR (see trading portfolios: VaR table), sensitivity-based measures, and stress testing calculations.
MEASUREMENT
The Group internally uses VaR as the primary risk measure for all trading book positions.
The trading portfolios: VaR table shows some relevant statistics for the Group’s 1-day 95 per cent confidence level VaR that are based on 300 historical consecutive business days to year end 2022 and year end 2021.
The risk of loss measured by the VaR model is the minimum expected loss in earnings given the 95 per cent confidence. The total and average trading VaR numbers reported below have been obtained after the application of the diversification benefits across the five risk types, but does not reflect any diversification between Lloyds Bank Corporate Markets plc and any other entities. The maximum and minimum VaR reported for each risk category did not necessarily occur on the same day as the maximum and minimum VaR reported at Group level.
Trading portfolios: VaR (1-day 95 per cent confidence level) (audited)

	At 31 December 2022				At 31 December 2021
	Close £m	Average £m	Maximum £m	Minimum £m	Close £m	Average £m	Maximum £m	Minimum £m
Interest rate risk	1.3	1.4	4.0	0.5	0.8	0.9	1.7	0.6
Foreign exchange risk	0.2	0.1	0.4	–	–	0.1	0.4	–
Equity risk	–	–	–	–	–	–	–	–
Credit spread risk	0.1	0.1	0.3	–	0.1	0.1	0.2	–
Inflation risk	0.6	0.4	1.1	0.2	0.2	0.3	0.8	0.2
All risk factors before diversification	2.2	2.0	5.1	0.9	1.1	1.4	2.5	1.0
Portfolio diversification	(0.5)	(0.5)			(0.2)	(0.4)
Total VaR	1.7	1.5	4.0	0.6	0.9	1.0	2.1	0.6
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
Trading book VaR (1-day 99 per cent) is compared daily against both hypothetical and actual profit and loss. The 1-day 99 per cent VaR charts for Lloyds Bank Group and Lloyds Bank Corporate Markets plc can be found in the Group’s Pillar 3 disclosures.
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
Model risk increased in 2022. The pandemic related government-led support schemes weakened the relationships between model inputs and outputs, and the current economic conditions remain outside those used to build the models, placing reliance on judgemental overlays. The Group’s models are being managed to reduce this need for overlays. The control environment for model risk is being strengthened to meet revised regulatory requirements.
In addition, in common with the rest of the industry, changes required to capital models following new regulations will create a temporary increase in the risk relating to these models during the period of transition. Further information on capital impacts are detailed in the capital risk section on pages 55 to 62.
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
This provides the basis for the Group's model governance policy, which defines the mandatory requirements for models across the Group, including:
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
MEASUREMENT
Operational risk is managed across the Group through an operational risk framework and operational risk policies. The operational risk framework includes a risk and control self-assessment process, risk impact likelihood matrix, risk and control indicators, risk appetite setting, a robust operational loss event management and escalation process, and a scenario analysis and operational loss forecasting process.
The table below shows high level loss and event trends for the Group using Basel II categories. Based on data captured on the Group’s One Risk and Control Self-Assessment, in 2022 the highest frequency of events occurred in external fraud 83.04 per cent. Execution, delivery and process management accounted for 55.72 per cent of losses by value.
Operational risk events by risk category (losses greater than or equal to £10,000)1

	% of total volume		% of total losses
	2022	2021	2022	2021
Business disruption and system failures	0.43	0.74	0.78	1.33
Clients, products and business practices	5.01	7.39	15.90	40.41
Damage to physical assets	–	0.07	–	0.01
Employee practices and workplace safety	0.11	0.03	0.07	0.01
Execution, delivery and process management	11.27	13.76	55.72	45.47
External fraud	83.04	77.62	27.53	12.44
Internal fraud	0.14	0.39	–	0.33
Total	100.00	100.00	100.00	100.00
1    Excludes losses related to PPI and provisions, the latter are outlined in note 37. 2021 breakdowns have been restated both to reflect the exclusion of provisions and due to the nature of the risk events which can evolve over time.

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
MITIGATION
The Group continues to focus on changing risk management requirements, adapting the change delivery model to be more agile and developing the people skills and capabilities needed. Risks are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate to ensure the correct level of visibility and engagement. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance within appetite / tolerance. Where there is a reliance on third-party suppliers to provide services, the Group’s sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.
Mitigating actions to the principal operational risks are:
•The Group adopts a risk-based approach to mitigate the internal and external fraud risks it faces, reflecting the current and emerging fraud risks within the market. Fraud risk appetite metrics holistically cover the impacts of fraud in terms of losses to the Group, costs of fraud systems and operations, and customer experience of actual and attempted fraud. Oversight of the appropriateness and performance of these metrics is undertaken regularly through business area and Group-level committees. This approach drives a continual programme of prioritised enhancements to the Group’s technology and process and people-related controls; with an emphasis on preventative controls supported by real time detective controls wherever feasible. Group-wide policies and operational control frameworks are maintained and designed to provide customer confidence, protect the Group’s commercial interests and reputation, comply with legal requirements and meet regulatory requirements. The Group’s fraud awareness programme remains a key component of its fraud control environment, and awareness of fraud risk is supported by mandatory training for all colleagues. This is further strengthened by material annual investment into both technology and the personal development needs of colleagues. The Group also plays an active role with other financial institutions, industry bodies and law enforcement agencies in identifying and combatting fraud
•The Group adopts a risk-based approach to mitigate cyber risks it faces. The effective operation of the Group’s estate is supported by an IT and Cyber Security Governance framework, guided by a threat-based strategy which underpins investment decisions. The ongoing protection of the estate and confidentiality of material information is ensured through adherence to the Group Security Policy which has been aligned to industry good practice including the NIST Cyber Security Framework; and material laws and regulations
•The Group has adopted policies and procedures designed to detect and prevent the use of its banking network for money laundering, terrorist financing, bribery, tax evasion, human trafficking, modern-day slavery and wildlife trafficking, and activities prohibited by legal and regulatory sanctions. Against a background of complex and detailed laws and regulations, and of continued criminal and terrorist activity, the Group regularly reviews and assesses its policies, procedures and organisational arrangements to keep them current, effective and consistent across markets and jurisdictions. The Group requires mandatory training on these topics for all employees. Specifically, the anti-money laundering procedures include ‘know-your-customer’ requirements, transaction monitoring technologies, reporting of suspicions of money laundering or terrorist financing to the applicable regulatory authorities, and interaction between the Group’s Financial Intelligence Unit and external agencies and other financial institutions. The Group economic crime prevention policy prohibits the payment, offer, acceptance or request of a bribe, including ‘facilitation payments’ by any employee or agent and provides a confidential reporting service for anonymous reporting of suspected or actual bribery activity. The Group economic crime prevention policy also sets out a framework of controls for compliance with legal and regulatory sanctions
•In addition to its efforts internally, the Group also contributes to economic crime prevention by supporting and championing industry-level activity, including:
–Improving customer outcomes related to Authorised Push Payment (APP) fraud, incorporating recommendations from the Lending Standards Board into our APP fraud strategy. The Group remains a signatory to the industry code for APP fraud, which has improved customer protection and the reimbursement of funds to victims
–Representing large retail banks at the National Economic Crime Centre (NECC) led Public Private Operating Board (PPOB); co-chairing the Public Private Threat Group leading the UK’s response to Money Laundering; chairing the Joint Money Laundering Intelligence Taskforce (JMLIT) senior management team and providing expert resource to the NECC’s operational threat cells
–Collaborating with a peer bank to pioneer the concept of data fusion (large scale information sharing and analysis) with the National Crime Agency (NCA)
–In 2021 we undertook a bilateral data sharing exercise with a different peer bank to understand the fraud prevention benefit for receiving and sending banks. This identified opportunities to improve real/near time identification of money mules, improving the efficiency and effectiveness of alerts. The analysis has helped to influence a wider data sharing exercise led by UK Finance across seven firms
–Being an active member of UK Finance where we chair or have representation on every economic crime committee. This includes chairing the UK Finance Fraud Panel, which is the industry’s primary model for considering fraud issues of mutual interest. We also chair the Anti-Bribery & Corruption Panel; focused on key ABC issues that members are dealing with. This Panel also interacts with key guidance bodies such as the Organisation for Economic Cooperation and Development (OECD) and Wolfsberg Group
–Helping fund the Dedicated Card and Payment Crime Unit (DCPCU) to investigate fraud cases, target and where appropriate arrest and gain prosecution of offenders
–Being a member of Cifas, the largest cross sector fraud sharing organisation, where we share and receive internal and first party fraud data to detect, deter and prevent criminals exploiting our banking facilities
–Engagement with Europol and International Law Enforcement to share fraud and financial crime intelligence
–Maintaining relationships with key partners such as City of London Police, United for Wildlife and the North East Business Resilience Centre, for which the Money Laundering Reporting Officer (MLRO) chairs the advisory board
–The Group is a member of Stop Scams UK (SSUK), which brings together partnerships from various industry sectors to stop scams at source. The Group is involved in a new SSUK pilot, Project 159, which aims to provide consumers with a secure connection to their bank
Operational resilience risk on,page 98, provides further information on the mitigating actions for cyber and IT resilience.
MONITORING
Monitoring and reporting of operational risk is undertaken at Board, Group, entity and divisional committees. Each committee monitors key risks, control effectiveness, key risk and control indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by Risk division and/or Group Internal Audit.
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
EXPOSURES
Ineffective operational resilience risk management could lead to important services not being available to customers, and in extreme circumstances, bank failure could result. The Group has in place a transparent and effective operating model to identify, monitor and test important business services and critical business processes from a customer, Group and systemic perspective. The failure to adequately build resilience into an important business service or critical business process may occur in a variety of ways, including:
•The Group being overly reliant on one location to deliver a critical business process
•The Group not having an adequate succession plan in place for designated subject matter experts
•The Group being overly reliant on a supplier which fails to provide a service
•A shortcoming in the Group’s ability to respond and/or recover in a timely manner following a cyber incident
•The Group failing to upgrade its IT systems and leaving them vulnerable to failure
Effective operational resilience ensures the Group designs resilience into its systems, is able to withstand and/or recover from a significant unexpected event occurring and can continue to provide services to its customers. A significant outage could result in customers being unable to access accounts or conduct transactions, which as well as presenting significant reputational risk for the Group would negatively impact the Group’s purpose. Operational resilience is also an area of continued regulatory and industry focus, similar in importance to financial resilience.
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
MEASUREMENT
Operational resilience risk is managed across the Group through the Group’s enterprise risk management framework and operational risk policy and associated standards. Board risk appetite metrics for operational resilience are in place and are well understood. These specific measures are subject to ongoing monitoring and reporting, including a mandatory review of metrics and thresholds on at least an annual basis. To strengthen the management of operational resilience risk, the Group mobilised an operational resilience enhancement programme which is designed to focus on end-to-end resilience and the management of key risks to important processes.
MITIGATION
The Group has increased its focus on operational resilience and has updated its operational resilience strategy to reflect changing priorities of both customers and regulators. Furthermore, the Group is in the process of responding to the publication of regulatory policy statements. Focus has been given to ensure compliance, and existing frameworks have been adapted to consider important business services and impact tolerances. At the core of its approach to operational resilience are the Group’s important business services and critical business processes which drive activity, including further mapping of the processes to identify any additional resilience requirements such as customer impact tolerances in the event of a service outage. The Group continues to maintain and develop playbooks that guide its response to a range of interruptions from internal and external threats and tests these through scenario-based testing and exercising.
The Group’s strategy considers the evolving risk management requirements, adapting the change delivery model to be more agile and develop the people skills and capabilities needed. The Group continues to review and invest in its control environment to ensure it addresses the risks it faces. Risks are reported and discussed at local governance forums and escalated to executive management and the Board as appropriate. The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance. Where there is a reliance on third-party suppliers to provide services, the Group’s sourcing policy ensures that outsourcing initiatives follow a defined process including due diligence, risk evaluation and ongoing assurance.
Mitigating actions to the principal operational resilience risk are:
•Cyber: the threat landscape associated with cyber risk continues to evolve and there is significant regulatory attention on this subject. The Board continues to invest heavily to protect the Group from cyber-attacks. Investment continues to focus on improving the Group’s approach to identity and access management, improving capability to detect, respond and recover from cyber-attacks and improved ability to manage vulnerabilities across the estate.
•IT resilience: the Group continues to optimise its approach to IT and operational resilience by investing in technology improvements and enhancing the resilience of systems that support the Group’s critical business processes and important business services, primarily through the Technology Resilience and Security Change programme. The Board optimises the role that resilient technology plays in maintaining banking services across the wider industry. As such, the Board dedicates considerable time and focus to this subject at both the Board and the Board Risk Committee, and continues to sponsor key investment programmes that enhance resilience.
•People: the Group acknowledges the risks associated to the failure to maintain appropriately skilled and available colleagues. The Group continues to optimise its approach to ensure that, for example, the right number of colleagues are capable of supporting critical technology components. Key controls and processes are regularly reported to committee(s) and alignment with the Group’s strategy is closely monitored.
•Property: the Group’s property portfolio remains a key focus in ensuring targeted resilience requirements are appropriately maintained, including energy resilience. Processes are in place to identify key buildings where an important business service or critical business process is performed. Depending on criticality, a number of mitigating controls are in place to manage the risk of severe critical business process disruption. The Group remains committed to investment in the upkeep of the property portfolio, primarily through the Group property upkeep investment programme.
•Sourcing: the threat landscape associated with third-party suppliers and the critical services they provide continues to receive a significant amount of regulatory attention. The Group acknowledges the importance of demonstrating control and responsibility for those important business services and critical business processes which could cause significant harm to the Group’s customers. The Group segments its suppliers by criticality and has processes in place to support ongoing supplier management.
MONITORING
Monitoring and reporting of operational resilience risk is undertaken at Board, Group, entity and divisional committees. Each committee monitors key risks, control effectiveness, key risk and control indicators, events, operational losses, risk appetite metrics and the results of independent testing conducted by Risk division and/or Group Internal Audit.
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
EXPOSURES
The Group’s management of material people risks is critical to its capacity to deliver against its strategic objectives, particularly in the context of organisational, political and external market change and increasing digitisation. The Group is exposed to the following key people risks:
•Failure to recruit, develop and retain a diverse workforce, with the appropriate mix and required level of skills and capabilities to meet the current and future needs of the Group
•Non-inclusive culture, ineffective leadership, poor communication, weak performance, inappropriate remuneration policies and poor colleague conduct
•Ineffective management of succession planning or failure to identify appropriate talent pipeline
•Failure to manage capacity, colleagues having excessive demands placed on them resulting in wellbeing issues and business objectives not being met
•Failure to meet all colleague-related legal and regulatory requirements
•Inadequately designed people processes that are not resilient to withstand unexpected events
•The increasing digitisation of the business is changing the capability mix required and may impact the Group’s ability to attract and retain talent
•Colleague engagement may be challenged by a number of factors ranging from the adjustment to hybrid working, dissatisfaction with reward, cost of living pressures, refreshed values and purpose of the business including changes to culture and ethical considerations
MEASUREMENT
People risk is measured through a series of quantitative and qualitative indicators, aligned to key sources of people risk for the Group such as succession, diversity, retention, colleague engagement and wellbeing. In addition to risk appetite measures and limits, people risks and controls are monitored on a monthly basis via the Group’s risk governance framework and reporting structures.
MITIGATION
The Group takes many mitigating actions with respect to people risk. Key areas of focus include:
•Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with management of rigorous succession planning
•Continued focus on the Group’s culture and inclusivity strategy by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues
•Managing organisational capability and capacity through divisional people strategies to ensure there are the right skills and resources to meet customers’ needs and deliver the Group’s strategic plan
•Maintaining effective remuneration arrangements to ensure they promote an appropriate culture and colleague behaviours that meet customer needs and regulatory expectations
•Ensuring colleague wellbeing strategies and support are in place to meet colleague needs, alongside skills and capability growth required to maximise the potential of our people
•Ensuring compliance with legal and regulatory requirements related to SM&CR, embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities
•Ongoing consultation with the Group’s recognised unions on changes which impact their members
•Reviewing and enhancing people processes to ensure they are fit for purpose and operationally resilient
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
EXPOSURES
The Group has a zero risk appetite for material legal or regulatory breaches. The Group remains exposed to the evolving UK legal and regulatory landscape, such as changes to the regulatory framework and other changing regulatory standards as well as uncertainty arising from the current and future litigation landscape.
MEASUREMENT
Regulatory and legal risks are measured against a defined risk appetite metric, which is an assessment of material regulatory breaches and material legal incidents.
MITIGATION
The Group undertakes a range of key mitigating actions to manage regulatory and legal risk. These include the following:
•The Board has established a Group-wide risk appetite and metric for regulatory and legal risk
•Group policies and procedures set out the principles that should apply across the business which are aligned to the Group risk appetite. Mandated policies and processes require appropriate control frameworks, management information, standards and colleague training to be implemented to identify and manage regulatory and legal risk
•Divisions identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance
•Divisions regularly produce management information to assist in the identification of issues and test management controls are working effectively
•Risk and Legal functions provide oversight, proactive support and constructive challenge to the business in identifying and managing regulatory and legal issues
•Risk division conducts thematic reviews to provide oversight of regulatory compliance
• Horizon scanning is conducted to identify and address changes in regulatory and legal requirements
•The Group engages with regulatory authorities and industry bodies on forthcoming regulatory changes, market reviews and investigations, ensuring programmes are established to deliver new regulation and legislation
•The Group has adapted quickly to evolving regulatory expectations due to cost of living pressures and continues to engage with regulatory authorities
MONITORING
Material risks are managed through the relevant business committees, with review and escalation through Group-level committees where appropriate, including the escalation of any material regulatory breaches or material legal incidents.

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
EXPOSURES
The Group faces significant risks due to the changing regulatory and competitive environments in the financial services sector, with an increased pace, scale and complexity of change. Customer, shareholder and employee expectations continue to evolve, together with societal trends amid the recovery post COVID-19 and cost of living pressures.
Strategic risks can manifest themselves in existing principal risks or as new exposures which could adversely impact the Group and its businesses.
In considering strategic risks, a key focus is the interconnectivity of individual risks and the cumulative effect of different risks on the Group’s overall risk profile.
The Group has invested in implementing a robust framework for the identification, assessment and quantification of strategic risks and their incorporation into business planning and strategic investment decisions. With Board support, in 2022 the Group continued to invest in evolving the strategic risk management framework and embedding it into the Group’s day-to-day business operations.
Further information on strategic risk drivers and their potential risk implications is outlined in the risk overview on pages 43 and 44.
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
MITIGATION
The range of mitigating actions includes the following:
•Horizon scanning is conducted across the Group to identify potential threats, risks, emerging issues and opportunities and to explore future trends
•The Group’s business planning processes include formal assessment of the strategic risk implications of new business, product entries and other strategic initiatives
•The Group’s governance framework mandates individuals’ and committees’ responsibilities and decision-making rights, to ensure that strategic risks are appropriately reported and escalated
MONITORING
A review of the Group’s strategic risks is undertaken on an annual basis and the findings are reported to the Group and Board Risk Committees.
Risks, alongside their control effectiveness, are articulated and reported regularly to Group and Board Risk Committees.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INVESTMENT PORTFOLIO, MATURITIES, DEPOSITS
MATURITIES AND WEIGHTED AVERAGE YIELDS OF INTEREST-BEARING SECURITIES
Financial assets at fair value through other comprehensive income and debt securities held at amortised cost
The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2022 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	106	0.2	1,476	4.8	176	2.5	–	–
Other government securities	35	3.5	2,746	2.4	5,141	0.3	1,531	2.6
Asset-backed securities	23	4.0	47	4.1	16	4.1	60	4.8
Corporate and other debt securities	1,931	2.6	7,389	2.5	2,194	2.0	–	–
	2,095		11,658		7,527		1,591
Debt securities held at amortised cost
Government securities	21	–	247	3.0	–	–	–	–
Mortgage-backed securities	208	4.0	3,155	4.2	86	3.9	263	4.6
Other asset-backed securities	81	3.4	464	2.7	1,401	4.2	2	5.1
Corporate and other debt securities	342	2.3	3,489	1.8	60	2.4	116	4.0
	652		7,355		1,547		381
MATURITY ANALYSIS AND INTEREST RATE SENSITIVITY OF LOANS AND ADVANCES TO BANKS AND CUSTOMERS AND REVERSE REPURCHASE AGREEMENTS
The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December 2022. All amounts are before deduction of impairment allowances. Demand loans and overdrafts are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five but within fifteen years £m	Maturing after fifteen years £m	Total £m
Loans and advances to banks	7,479	3,165	3	–	10,647
Loans and advances to customers:
Mortgages	14,164	53,304	137,964	118,491	323,923
Other personal lending	4,709	6,157	293	14,995	26,154
Property companies and construction	7,113	12,556	4,793	1,103	25,565
Financial, business and other services	12,954	20,611	3,324	777	37,666
Transport, distribution and hotels	5,882	5,732	1,473	83	13,170
Manufacturing	1,862	1,427	268	62	3,619
Other	8,692	14,430	3,591	2,607	29,320
	55,376	114,217	151,706	138,118	459,417
Reverse repurchase agreements	41,358	3,507	–	–	44,865
Total loans	104,213	120,889	151,709	138,118	514,929
Of which:
Fixed interest rate	62,550	64,526	110,391	113,610	351,077
Variable interest rate	41,663	56,363	41,318	24,508	163,852
	104,213	120,889	151,709	138,118	514,929

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
DEPOSITS
The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2022			2021			2020
IFRS	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %
Non-interest bearing demand deposits	132,439	132,860	–	131,721	120,533	–	117,384	96,516	–
Interest-bearing demand deposits	269,546	273,648	0.40	272,424	274,122	0.11	253,036	255,457	0.30
Other deposits	73,346	71,438	0.41	72,199	74,240	0.19	80,231	85,861	0.37
Total customer deposits	475,331	477,946	0.29	476,344	468,895	0.09	450,651	437,834	0.25
UNINSURED DEPOSITS
The following table gives details of Lloyds Banking Group’s customer deposits which were not covered by any deposit protection scheme by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
At 31 December 2022	190,014	3,213	3,514	4,313	201,054
At 31 December 2021	204,140	2,047	1,972	4,065	212,224
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
The Board meets regularly. In 2022, a total of 9 meetings were held.
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
The directors and senior management of Lloyds Banking Group plc are:
NON-EXECUTIVE DIRECTORS

1. Robin Budenberg CBE Chair Age: 63 Chair of the Nomination and Governance Committee and Member of the Remuneration Committee and the Responsible Business Committee
Appointed: October 2020 (Board), January 2021 (Chair) Skills, experience, and contribution:
Extensive financial services and investment banking experience
Strong governance and strategic advisory skills to companies and government
Regulatory, public policy and stakeholder management experience
Robin spent 25 years advising UK companies and the UK Government while working for S.G. Warburg/UBS Investment Bank and was formerly Chief Executive and Chairman of UK Financial Investments (UKFI), managing the Government’s investments in UK banks following the 2008 financial crisis. He was awarded a CBE in 2015 for services to the taxpayer and the economy and is a qualified Chartered Accountant.
External appointments:
Chairman of The Crown Estate.

2. Alan Dickinson Deputy Chair and Senior Independent Director
Age: 72
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
External appointments:
Non-Executive Director of the England and Wales Cricket Board.

MANAGEMENT AND EMPLOYEES

3. Sarah Legg Independent Director Age: 55 Chair of the Audit Committee, and Member of the Board Risk Committee and the Responsible Business Committee
Appointed: December 2019 Skills, experience, and contribution:
Strong financial leadership and regulatory reporting skills
Significant audit and risk experience in financial leadership
Strong transformation programme experience
Sarah has spent her entire executive career in financial services with almost 30 years at HSBC in finance leadership roles. She was the Group Financial Controller, a Group General Manager and also Chief Financial Officer for HSBC’s Asia Pacific region. She also spent eight years as a
Non-Executive Director on the board of Hang Seng Bank Limited, a Hong Kong listed bank.
External appointments:
Non-Executive Director of Severn Trent plc, a Trustee of the Lloyds Bank Foundation for England and Wales, Board Member of the Audit Committee Chairs’ Independent Forum and Chair of the Campaign Advisory Board, King’s College, Cambridge University.

4. Lord Lupton CBE Independent Director and Chair of Lloyds Bank Corporate Markets plc Age: 67 Member of the Responsible Business Committee
Appointed: June 2017 (Board), August 2017 (Chair of Lloyds Bank Corporate Markets plc) Skills, experience, and contribution:
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
External appointments:
Senior Advisor to Greenhill Europe, a Trustee of The Lovington Foundation and Chairman of the Board of Visitors of the Ashmolean Museum.

5. Amanda Mackenzie LVO OBE Independent Director Age: 59 Chair of the Responsible Business Committee and Member of the Remuneration Committee and Nomination and Governance Committee
Appointed: October 2018 Skills, experience, and contribution:
Extensive experience in ESG matters, including responsible business and sustainability
Considerable customer engagement experience
Strong digital technology experience
Significant marketing and brand background
Amanda was Chief Executive of Business in the Community, of which King Charles III is the Royal Founding Patron and which promotes responsible business and corporate responsibility. Prior to that role, she was a member of Aviva’s Group Executive for seven years as Chief Marketing and Communications Officer and was seconded to help launch the United Nation’s Sustainable Development Goals. She is also a former Director of British Airways AirMiles, BT, Hewlett Packard Inc and British Gas.
External appointments:
Chair of The Queen's Reading Room and trustee of the charity Cumberland Lodge.

~~6~~. Harmeen Mehta Independent Director Age: 48
Appointed: November 2021 Skills, experience, and contribution:
Over 25 years’ experience leading digital innovation and complex transformation
Experience of building and running technology-led businesses and creating new ventures
A wealth of international and financial services knowledge having lived in 11 countries and worked across 30 countries in six continents
Harmeen was appointed Chief Digital and Innovation Officer at BT in April 2021. Prior to that role, she spent seven years as Global Chief
Information Officer and Head of Cyber Security and Cloud Business at Bharti Airtel, leading its cloud and security businesses. Earlier in her career, Harmeen held CIO positions at BBVA, HSBC and Bank of America Merrill Lynch.
External appointments:
Chief Digital and Innovation Officer at BT; Non-Executive Director at Max Healthcare Institute Ltd.

MANAGEMENT AND EMPLOYEES

7. Cathy Turner Independent Director Age: 59 Member of the Remuneration Committee
Appointed: November 2022 Skills, experience, and contribution:
Significant executive and non-executive financial services experience
Knowledge of complex remuneration matters
Communications expertise with a broad range of stakeholders including investors, regulators, government, media and unions
Cathy has significant financial services experience, having worked in senior executive positions at Barclays plc where her responsibilities, over time, included human resources, executive compensation, investor relations, strategy and brand marketing and at the Group, where she was responsible for the human resources, legal, audit, corporate brand and secretariat functions. Cathy has previously been a Non-Executive Director and Chair of the Remuneration Committee of Aldermore Group plc, Quilter plc and Countrywide plc.
External appointments:
Non-Executive Director and Chair of the Remuneration Committee of each of Rentokil Initial plc and Spectris plc. Partner on a part-time basis at Manchester Square Partners LLP.

8. Scott Wheway Independent Director and Chair of Scottish Widows Group Age: 56 Member of the Board Risk Committee and Nomination and Governance Committee
Appointed: August 2022 (Board), September 2022 (Chair of Scottish Widows Group) Skills, experience, and contribution:
Significant financial services board and chair experience
Extensive knowledge and experience of large-scale banking and insurance businesses
Track record as a non-executive and executive in customer-centric companies
Scott was appointed Chair of Centrica plc in 2020 where he has served on the board since 2016. Scott was formerly Chair of AXA UK plc, Chair of Aviva Insurance Limited, a Non-Executive Director of Aviva plc and Senior Independent Director of Santander UK plc. He worked as an executive in the retail sector for over 25 years where he held positions including Chief Executive Officer of Best Buy Europe, Managing Director of Boots the Chemist plc and a number of senior executive positions at Tesco plc.
External appointments:
Chair of Centrica plc.

9. Catherine Woods Independent Director Age: 60 Chair of the Board Risk Committee, and Member of the Audit Committee and the Remuneration Committee
Appointed: March 2020 Skills, experience, and contribution:
Extensive executive experience of international financial institutions
Deep experience of risk and transformation oversight
Strong focus on culture and corporate governance
Catherine is a former Deputy Chair and Senior Independent Director of AIB Group plc where she also chaired the Board Audit Committee. In her executive career with J.P. Morgan Securities, she was Vice President, European Financial Institutions, Mergers and Acquisitions and Vice
President Equity Research Department, forming the European Banks Team.
External appointments:
Non-Executive Director and Deputy Chair of BlackRock Asset Management Ireland Limited.

MANAGEMENT AND EMPLOYEES
EXECUTIVE DIRECTORS

10. Charlie Nunn Executive Director and Group Chief Executive Age: 51
Appointed: August 2021 Skills, experience, and contribution:
Extensive financial services experience including in Chief Executive and other leadership roles
Strategic planning and implementation
Extensive experience of digital transformation
Charlie has over 25 years’ experience in the financial services sector. Prior to joining the Group, Charlie held a range of leadership positions at HSBC, including Global Chief Executive, Wealth and Personal Banking and Group Head of Wealth Management and Digital, as well as Global Chief Operating Officer of Retail Banking and Wealth Management. Charlie began his career at Accenture, where he worked for 13 years in the US, France, Switzerland and the UK before being made a Partner. He then moved to McKinsey & Co. as a Senior Partner, leading on projects for 5 years.
External appointments:
None.

11. William Chalmers Executive Director and Chief Financial Officer Age: 54
Appointed: August 2019 (Chief Financial Officer), May-August 2021 (Interim Group Chief Executive) Skills, experience, and contribution:
Significant board level strategic and financial leadership experience
Strategic planning and development, mergers and acquisitions, equity and debt capital structuring and risk management
William joined the Board in August 2019, when he was appointed Chief Financial Officer and was appointed Interim Group Chief Executive from May 2021 to August 2021.
William has worked in financial services for over 25 years, and previously held a number of senior roles at Morgan Stanley, including Co-Head of the Global Financial Institutions Group and Head of EMEA Financial Institutions Group. Before joining Morgan Stanley, William worked for JP Morgan, again in the Financial Institutions Group.
External appointments:
None.

EMPLOYEES
As at 31 December 2022, the Group employed 59,354 people (on a full-time equivalent basis), compared with 57,955 at 31 December 2021 and 61,576 at 31 December 2020. At 31 December 2022, 58,625 employees were located in the UK, 489 in continental Europe, 224 in the Americas, and 16 in the rest of the world. At the same date, 29,580 people were employed in Retail, 8,281 in Commercial Banking, 3,849 in Insurance, Pensions and Investments, and 17,644 in other functions.
The Group has Codes of Responsibility which apply to all employees. The Codes of Responsibility can be found at: www.lloydsbankinggroup.com/who-we-are/responsible-business.html.

COMPENSATION
Directors' remuneration report

Remuneration Committee Chair's statement

We have supported our people during the Cost of Living challenges, as we did during the COVID-19 pandemic. We moved quickly to provide a £1,000 payment to all 63,000 colleagues[1] to assist with living costs in the summer last year and also worked with our recognised trade unions, Accord and Unite, to rapidly agree a pay deal for 2023, to bring certainty and support to those that needed it most.

Alan Dickinson
Chair, Remuneration Committee

Supporting our colleagues

•Cost of living payment of £1,000 in August 2022 to all 63,000 colleagues[1], at a value of £67 million
•2023 pay increases of between 8 per cent and 13 per cent for c.43,000 colleagues; overall increase to total pay costs lower at 6.3 per cent
• £2,000 minimum pay award and an additional £500 cash payment for lowest paid colleagues in December
• Pay increases capped at £5,000, to direct spend to those that need it most
•No 2023 annual pay award for executive directors or member of the Group Executive Committee

Remuneration content	Pages
Chair's statement	107-108
Remuneration at a glance	109
2022 annual report on remuneration	111-124
2023 Directors’ Remuneration Policy	126-135

1    Pro rated for reduced hours and excluded Senior Management.
Dear Shareholder

On behalf of the Board, I am pleased to present the Directors’ remuneration report for the year ended 31 December 2022.
2022 has been yet another extraordinarily challenging year as customers and colleagues came through COVID-19 to face rapidly rising inflation and material increases in household costs brought on by the Ukraine war. As a result, just as our colleagues have put tremendous effort into supporting our customers, the Remuneration Committee (“Committee”) has carefully considered how best to support our colleagues, recognising that our lowest paid colleagues were the most adversely affected.
The Group was one of the first large UK companies to make a £1,000 payment to all 63,000 colleagues1 in August 2022 to help with living costs. We also made information and resources available through our Healthy Finances Hub and Employee Assistance Programme to enable colleagues to support themselves and we worked closely with our recognised unions Accord and Unite to rapidly agree the 2023 pay deal, to bring certainty and support to those that needed it most. This provides pay increases of between 8 per cent and 13 per cent for around 43,000 colleagues, although the overall increase to our total pay costs was materially lower at 6.3 per cent, as spend was directed to our lowest paid colleagues.
2022 variable reward outcomes
As a result of the Group’s strong performance in 2022, the Committee has approved a Group Performance Share ("GPS") pool of £446 million, to reward colleagues for their commitment and contribution in another challenging year. This is a 12 per cent increase on the pool for 2021, in part reflecting reduced collective adjustments year-on-year.
In determining the vesting outcome of the 2020 Executive Group Ownership Share (“EGOS”), the Committee carefully considered alignment with shareholder experience and whether adjustments were required for windfall gains. Despite targets being set before the onset of COVID-19, the Committee has not applied upward discretion and concluded a vesting outcome of 43.7 per cent, which reflects improvements in economic profit during the vesting period and strong progress against customer measures. 40 per cent of the award was weighted to Shareholder Return, which has not vested due to share price impacts during the performance period. Awards were granted at 49.4296 pence, before the Group’s share price fell due to the onset of COVID-19 (to an average of 31.2 pence over the remainder of 2020) and the Committee concluded that an adjustment for windfall gains was therefore not required.
Customers remain central to our core values and our remuneration policies and practices support the principle of good customer outcomes, with customer measures embedded within incentive arrangements. This is an area that we will continue to review and evolve in light of expectations under the new Consumer Duty final rules and guidance.
Executive directors remuneration outcomes
The Board considers that Charlie Nunn has made a strong start in his first full year as Group Chief Executive (GCE), establishing a new growth strategy, leadership team and priorities to transform the Group’s culture for long term sustainable success. He has overseen robust financial performance and achievement of broader Group balanced scorecard targets whilst maintaining a strong regulatory and risk environment. Likewise William Chalmers, Group Chief Financial Officer (CFO), has played a critical role in the development and implementation of the new strategy, as well as embedding and delivering a strong commercial and investment discipline across the Group.
The Committee therefore determined that GPS (annual bonus) awards for the GCE and CFO should be in line with the Group’s performance as assessed by the Group's balanced scorecard as outlined on page 112, with resultant awards of £1,337,821 and £688,733 respectively.

COMPENSATION
The Committee has determined to grant 2023 Long Term Share Plan (LTSP) awards of 150 per cent of salary to the GCE and the CFO to reflect the Group’s performance in 2022 and other factors taken into account in the ‘pre-grant test’ as outlined on page 122.
The normal range for LTSP awards for executive directors is 125 to 150 per cent of salary. In addition to recognition of the Group’s strong performance in 2022, the level of award for the GCE acknowledges that prior to joining Charlie Nunn agreed to voluntarily reduce the maximum opportunity from 200 per cent of salary under the approved Directors’ Remuneration Policy to 150 per cent.
Recognising the desire to focus on the remuneration of lower paid colleagues in this exceptional period, no annual pay award is proposed for executive directors or members of the Group Executive Committee.
As reported with our results for the half year to June 2022, the Committee conducted a detailed review to determine whether further performance adjustments were required in the light of substantial provisions recognised in the accounts for the year to December 2021 for compensation to customers of HBoS Reading. These provisions resulted from the shortcomings identified by Sir Ross Cranston in the original review undertaken by Professor Griggs. The Committee carefully considered Sir Ross Cranston’s findings and the previous actions taken, including:
•voluntary decisions by the former GCE and the former COO to withdraw from participation in the 2019 GPS awards following the publication of the Cranston review;
• downwards adjustment made to the 2021 GPS pool (£83 million) partly as a result of the significant provisions taken in 2021; and
• individual adjustments already made to GPS awards for current and former Executives
Having assessed all the evidence available, the Committee concluded that an adjustment of 20 per cent of the GPS awards granted during the full period of the Griggs review (impacting awards for 2017, 2018 and 2019) was appropriate for the former Group Chief Executive and former Group Chief Operating Officer. The levels of GPS forfeited in 2019 exceeded this amount and therefore further adjustments were not required. The Committee also concluded that no further adjustment was required for the former CFO who had limited direct involvement in the Griggs customer review.
Directors’ Remuneration Policy
Our current Policy, approved at the 2020 annual general meeting (AGM), falls due for review this year and, as a result, the Committee has undertaken a comprehensive study over several months to consider whether any changes should be recommended to shareholders. The 2020 Policy included the implementation of a restricted share plan (the LTSP) to reflect the Group’s strategy at the time and our stable long-term business model.
Following the appointment of Charlie Nunn as our GCE, the Group launched its new strategy in February 2022, building on our strong foundations and our purpose of Helping Britain Prosper. As part of our strategy, we look to deepen relationships with our customers and meet more of their financial needs. This is setting the Group on a higher growth trajectory while we retain our strong focus on cost and capital discipline.
In light of the revised strategy the Committee has conducted a thorough review of the Policy to ensure it supports the Group’s strategic priorities and the interests of our shareholders. The Committee has considered the need to remain competitive to attract and retain key talent to deliver the strategy and reflect developments in market practice.
The Committee has concluded that returning to a performance based long term incentive plan (LTIP) would deliver stronger alignment with our strategic objectives by supporting a more demanding performance culture and providing the opportunity to directly link vesting outcomes to delivery of the strategy and the realisation of its benefits for shareholders. This is consistent with incentive arrangements for the majority of our peer banks. We consulted on proposals with a broad range of shareholders and other key stakeholders, who expressed initial support for alignment between business strategy, performance and executive remuneration outcomes.
Awards will be weighted not less than 50 per cent to financial measures, with 35 per cent anticipated for strategic measures and 15 per cent to environmental measures, reflecting that the transition to a low carbon economy is at the core of our strategy and aligns with our purpose to Help Britain Prosper. It is intended that the financial measures will be Return on Tangible Equity, Relative Total Shareholder Return and Capital Generation. Targets will be set for environmental measures, reflecting the path towards our published 2030 goals (https://www.lloydsbankinggroup.com/investors/esg-information.html). The assessment of performance against strategic measures will be informed by the consideration of quantifiable Board metrics aligned to each of our four strategic growth pillars:
Deepen and innovate in Consumer – deepen relationships and innovate intermediary positions, including growing credit card spend market share, increasing green mortgage lending and increasing assets under administration
Create a new mass affluent offering – expand in the growing mass affluent market including increasing the number of mass affluent banking customers, banking balances and net inflows into investment propositions
Digitise and diversify our SME business – meet more client needs with a digital-first model including increasing the number of products originated and fulfilled digitally, income growth in mid-sized SME transaction banking and grow new merchant services clients
Target our Corporate and Institutional offering – strengthen a core business with focus on UK-linked clients, including increasing sustainable financing, growing operating income and risk weighted assets

Target vesting outcomes will remain at 150 per cent of salary, in line with the current target levels for the LTSP and the previous EGOS incentive in place until 2020. The maximum proposed LTIP award will be 300 per cent of salary, lower than the 400 per cent maximum under the EGOS incentive. Whilst a performance based long term incentive will provide opportunity to reward outperformance, underperformance will lead to lower outcomes than provided under the current restricted share plan (LTSP), where vesting is subject to performance underpins rather than stretching performance targets. The Committee will also have the discretion to adjust the outcome for risk and conduct factors.
The first LTIP awards will be granted in 2024, subject to shareholder approval of the Policy at the 2023 AGM, aligning with the horizon of our 2024 to 2026 strategic goals and the final LTSP award in 2023 based on performance in 2022.
The Committee also reviewed the remuneration opportunities for executive directors to ensure they remain reflective of contribution and aligned to market. Total target compensation for William Chalmers at £2.9 million is lower than peers and between lower quartile and median when compared to FTSE30 companies. Recognising William’s more than three years’ experience with the Group and his business responsibilities in addition to his CFO role, the Committee propose to increase the CFO’s GPS (annual bonus) maximum opportunity to 140 per cent of salary, aligned with the GCE, bringing total target compensation to £3.2 million. Whilst the fixed pay elements of the CFO’s package remain lower than peers, the Committee considered an increase to bonus opportunity to be more appropriate at this time, reflecting the desired performance culture across the Group, ensuring increases in compensation reflect delivery for shareholders.
Together with my Committee members I look forward to hearing your views on the remuneration arrangements outlined in the report and we hope the new Policy will receive your support at the upcoming AGM.

On behalf of the Board

Alan Dickinson
Chair, Remuneration Committee

COMPENSATION
Revised Policy overview
The below table sets out the revised Directors’ Remuneration Policy which will be put forward to shareholders at the 2023 AGM. The full policy can be found on pages 126 to 135.

		Current Policy	Proposed changes in Policy and why

Fixed
Base Salary
•Reflective of individual role, taking account of responsibilities, experience and pay in the wider Group
•Base salaries are typically reviewed annually with any increases normally taking effect from 1 April for executive directors
No Change

	Fixed Share Award	•Ensures that total fixed remuneration is commensurate with role •Maximum award is 100 per cent of base salary •Delivered in shares •Three year delivery with 33 per cent being released each year	No Change

Pension
•Provides cost effective and market competitive retirement benefits
•Maximum allowance for executive directors is 15 per cent of base salary, aligned with that available to the majority of the workforce
No Change

	Benefits	•Flexible benefit allowance of 4 per cent of base salary •Other benefits include medical insurance, car allowance and transportation	No Change

Variable
Short Term Variable
Group Performance Share (GPS)
•Maximum opportunity of 140 per cent of salary for GCE and 100 per cent of salary for other executive directors, with normal target level at 50 per cent of maximum opportunity
•Performance adjustment including malus and clawback provisions apply
•No award can be made if threshold performance is not met by the Group or the individual

What:
•Maximum opportunity of 140 per cent of salary for executive directors
Why:
Total target compensation for the CFO is behind peers and between lower quartile and median when compared to FTSE30 companies. Given the significant value the CFO delivers for the Group, the Committee propose to increase the CFO’s GPS maximum opportunity to 140 per cent of salary, aligned with the GCE.

Long Term Variable
Long Term Share Plan (LTSP)
•Restricted share plan with an opportunity of 150 per cent of base salary for the GCE and 200 per cent of base salary for other executive directors
•Vesting subject to an assessment of underpin thresholds being maintained, measured over a period of three years, or such longer period, as determined by the Committee

What:
•From 2024, awards will be granted under the rules of the 2023 LTIP, subject to shareholder approval at the AGM in May 2023
•Awards will be granted in the form of conditional rights to shares in the Group
•The maximum LTIP opportunity is 300 percent of base salary for all executive directors
•A minimum of 50 per cent of the award being dependent on financial measures
Why:
The proposed structure provides greater alignment to the delivery of the revised strategic aims or the Group.

The Group’s approach to shareholding requirements
The Group currently operates a shareholding policy which includes a post-employment shareholding requirement, please see page 118 for further details.

COMPENSATION
2022 remuneration at a glance
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

Pension
To provide cost effective and market competitive retirement benefits, supporting executive director's in building long-term retirement savings. Executive director's employer pension contributions are aligned with those available to the majority of the workforce.

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

2022 Total remuneration (£000)

Group Chief Executive – Charlie Nunn

£943
£349
£4,231
Total
2021
£5,523[1]
£2,429
£1,338
2022
£3,767

1 Total remuneration is from 16 August to 31 December 2021.

Chief Financial Officer – William Chalmers

£1,638
£705
2021
£2,343
£1,506
£689
£948
2022
£3,143

- Fixed Pay
- Short Term Variable
- Long Term Variable
- Buy-out

Group Chief Executive

The single total remuneration for the Group Chief Executive during 2022 was £3.8 million. This is a decrease of 32 per cent compared to 2021 which included a buy-out award of £4.2 million.

Chief Financial Officer

The single total remuneration for the Chief Financial Officer during 2022 was £3.1 million. This is an increase of 34 per cent, and includes the first vesting EGOS (£948,000).

2022 Group balanced scorecard performance
84.1%	Our Group balanced scorecard reflects a strong business performance. Further details can be found on page 112.

2022 Group Performance Share (GPS) Pool
£446m	The Committee determined a GPS pool for 2022 of £446 million, reflecting the Group’s strong financial and overall business performance.

Long Term Share Plan (LTSP) 2023 Award
2023 Long Term Share Plan awards of 150 per cent of salary will be made to the Group Chief Executive and the Chief Financial Officer to reflect the Group’s performance in 2022 and other factors taken into account in the ‘pre-grant test’.
The Remuneration Committee considered the awards to be appropriate, reflecting Group and individual contribution in 2022 (see page 122).

2020 Executive Group Ownership Share
43.7% Total vesting	The vesting outcome for the 2020 Executive Group Ownership Share was 43.7 per cent.

COMPENSATION
2022 annual report on remuneration
Executive director single total figure of remuneration

£000	Charlie Nunn		William Chalmers		Totals
	2022	2021	2022	2021	2022	2021
Base salary	1,133	426	817	901	1,950	1,327
Fixed Share Award[1]	1,050	402	504	569	1,554	971
Benefits	76	51	62	46	138	97
Pension	170	64	123	122	293	186
Total fixed pay	2,429	943	1,506	1,638	3,935	2,581
Group Performance Share[2]	1,338	349	689	705	2,027	1,054
Long-term Incentive[3]	–	–	948	–	948	–
Total variable pay	1,338	349	1,637	705	2,975	1,054
Other remuneration[4]	–	–	1	–	1	–
Buy out[5]	–	4,231	–	–	–	4,231
Total remuneration	3,767	5,523	3,144	2,343	6,911	7,866
Less: Performance adjustment	–	–	–	–	–	–
Total remuneration less buy-outs and performance adjustment	3,767	1,292	3,144	2,343	6,911	3,635
1The fixed share award is part of fixed remuneration and is not subject to any performance conditions, see page 127.
2Awards for Charlie Nunn and William Chalmers will be made in March 2023 in a combination of cash and shares.
3The 2020 Group Ownership Share (GOS) vesting (see page 114) at 43.7 per cent was confirmed by the Remuneration Committee at its meeting on 16 February 2023. The total number of shares vesting will be 2,153,182 for William Chalmers. The average share price between 1 October 2022 and 31 December 2022 44.04 pence has been used to indicate the value. The shares were awarded in 2020 based on a share price of 49.4296 pence and as such no part of the reported value is attributable to share price appreciation.
4Other remuneration payments comprise income from all employee share plans, which arises through employer matching or discounting of employee purchases.
5Charlie Nunn joined the Group on 16 August 2021 as Group Chief Executive and executive director. He was granted deferred share awards to replace, like for like, unvested share and cash awards from his previous employer, HSBC, forfeited as a result of joining the Group and lost opportunity bonus for 2020.

2022 pension and benefits

Pension/Benefits	Charlie Nunn	William Chalmers
Pension	170,016	122,538
Car or car allowance	–	12,000
Flexible benefits payments[1]	45,000	48,026
Private medical insurance	1,130	1,130
Legal fee[2]	29,455	–
Transportation[3]	483	399
Subtotal for total benefits less pension	76,068	61,555
1Includes flexible benefits allowance and holidays sold through the Group’s flexible benefits plan.
2    This relates to the tax costs in respect of the legal fees paid in 2021, which were disclosed in the 2021 annual report.
3     Transportation benefits relate to the 2021/22 tax year.
Defined benefits pension arrangements
There are no other executive directors with defined benefit pension entitlements.

COMPENSATION
Our 2022 balance scorecard
Our simplified balanced scorecard provides transparency on how our performance directly aligns with remuneration outcomes for 2022 GPS and 2023 LTSP awards.
For 2022, ESG metrics aligned to our public commitments on climate change and promoting inclusion and diversity accounted for 17.5 per cent of the scorecard.
As set out in the scorecard assessment table below strong performance against the financial, customer and ESG measures have resulted in an overall outcome of 84.1 per cent.
The Committee determined that the scorecard outcome reflected Group performance and appropriately rewards the executive directors for their performance within the context of overall stakeholder experience.

Our 2022 balanced scorecard

Block	Measure	Weighting	Performance Range 25%	50% (Target)	75%	100%	Actual	Outcome	Weighted outcome
Financial (50%)	Profit after tax	20%	£3,765m	£4,236m	£4,706m	£5,177m	£5,555m	100%	20%
	Return on Tangible Equity	20%	8.3%	9.3%	10.3%	11.4%	13.5%	100%	20%
	Operating Costs (excl. remediation and in year GPS expense)	10%	£8,482m	£8,398m	£8,314m	£8,230m	£8,342m	66.5%	6.6%
Non-Financial (50%)	Group customer dashboard	25%	60%	70%	80%	90%	80%	75%	18.8%
	Reducing our operational carbon emissions	5%	20%	32%	35%	37%	33.0%	50%	2.5%
	Sustainable financing and investment	5%	£9,000m	£13,500m	£17,000m	£21,000m	£26,626m[1]	100%	5.0%
	Increasing our gender and ethnic representation in senior roles	3.75%	37.7%	38.4%	39.1%	39.9%	39.4%	75%	2.8%
		3.75%	8.8%	9.4%	9.9%	10.5%	10.2%	75%	2.8%
	Culture and colleague engagement	7.50%	≥ 70 (& above average)	≥ 73 (& ≥ 2 pts above average)	≥ 75 (& ≥ 5 pts above average)	≥ 76 (& above high performing norm)	75 (+6 pts above average)	75%	5.6%
	Total balanced scorecard outcome								**84.1%**

Risk

Key:

A Actual

1 Includes sustainable finance for Commercial and Institutional, and Business and Commercial Banking clients, green mortgage lending (full year estimate based on September 2022 actual position), financing for EV and plug-in hybrid electric vehicles and Scottish Widows discretionary investment in climate aware strategies.

Charlie Nunn – Group Chief Executive

Maximum award	£1,590,750
Group balanced scorecard outcome	84.1%
Initial scorecard outcome	£1,337,821
Committee discretion	–
Annual GPS award/ % of maximum	**£1,337,821 84.1%**

- Successfully re-launched the Group's purpose and values, creating a strong framework to embed the new culture
- Announced a new operating model and leadership team which will set us up for success in 2023 and beyond
- Continued leadership throughout the Cost of Living issues, ensuring an appropriate Group-wide response to support customers and colleagues

William Chalmers – Chief Financial Officer

Maximum award	£818,945
Group balanced scorecard outcome	84.1%
Initial scorecard outcome	£688,733
Committee discretion	–
Annual GPS award/ % of maximum	**£688,733 84.1%**

- Strong financial management with all key measures, including PBT and ROTE, ahead of target
- Effective balance sheet management with a pro forma CET1 ratio of 14.1 per cent, ahead of regulatory requirements
- Positive engagement with investors and brokers on both Group performance and strategy
- Played a critical role in the strategic execution of the Group throughout 2022

COMPENSATION
Non-financial measures (50%) commentary
The scorecard that the Committee used in determining the annual bonus awards for the executive directors, along with the assessment of performance against the scorecard, is detailed on page 112. The table below outlines the Committee’s assessment of the non-financial elements of the scorecard.

Measure	Commentary
Group customer dashboard: Our assessment of how effectively we are serving customers across all brands, products and services
•In 2022, 80 per cent of Group customer dashboard measures achieved target, reflecting strong performance relative to peers, with average rank position further improved year on year. Continued focus is required to maintain strong position in market and to further improve absolute scores across customer experience measures.

Reducing operational carbon emissions
•A 33 per cent reduction in emissions has been achieved in 2022 from our 2018/19 baseline. Year on year reductions in gas and refrigerants have been delivered, although increases have been seen in commuting and business travel emissions as colleagues return to offices.

Sustainable financing and investment
•We have exceeded our Sustainable finance and investment metric with strong performance across all contributing business lines – Commercial Banking, Consumer Lending Mortgages, Consumer Lending Transport and Scottish Widows Investments.
•Demand has increased for sustainable finance supported by a strong housing market earlier in the year and the increasing take up of electric vehicles. Continued strengthening of our sustainable finance teams helped us secure more transactions including a number of Sustainability Linked Loan co-ordinator roles. Investments in climate-aware strategies were always planned to deliver a greater proportion upfront towards the overall 2025 strategic outcome, but performance in 2022 also benefitted from conversion of some investment in property shares to a low carbon tilt and an earlier than anticipated launch of the BlackRock ESG Credit Insight fund.

Increasing our gender and ethnic representation in senior roles
•We have increased the representation of women within our senior population by 1.7 percentage points since the end of 2021, moving from 37.7 per cent to 39.4 percent.
•We have increased the representation of Black, Asian and Minority Ethnic colleagues by 1.4 percentage points since the end of 2021, moving from 8.8 per cent to 10.2 per cent.

Culture and Colleague Engagement survey Our Employee Engagement Index score absolute and performance versus UK norm and high performing norm
•Engagement saw a positive increase to 75 per cent in 2022 which is +6 points higher than the UK average though 3pts below the UK high performing norm (comparisons from 2019-2021).
•We also saw an increases in advocacy/eNPS (a new measure introduced in 2022) and colleague mood, with continued positive perceptions of our line manager capability

COMPENSATION
2020 Executive Group Ownership Share
In determining the vesting outcome of the 2020 Executive Group Ownership Share, the Committee carefully considered alignment with shareholder experience and whether adjustments were required for windfall gains. Despite targets being set before the onset of COVID-19, the Committee has not applied upward discretion and concluded a vesting outcome of 43.7 per cent of maximum, which reflects improvements in economic profit during the vesting period and strong progress against customer measures.
40 per cent of the award was weighted to Absolute Total Shareholder Return, which has not vested due to share price impacts during the performance period. Awards were granted at 49.4296 pence, before the Group’s share price fell due to the onset of COVID-19 (to an average of 31.2 pence over the remainder of 2020) and the Committee concluded that an adjustment for windfall gains was therefore not required.

2020 Executive Group Ownership Share

Block	Measure	Weighting	Performance Range: Threshold[3]	Performance Range: Maximum	Actual	Weighted vesting
Financial (65%)	Absolute Total Shareholder return (TSR)	40%	8% p.a	16% p.a	(7.1%) p.a	0.0%
	Economic Profit[1]	15%	£1,965m	£2,948m	£2,782m	12.5%
	Cost: Income Ratio[2]	10%	46.4%	43.9%	46.3	2.7%
Non-Financial (35%)	FCA reportable complaints per '000 accounts	5%	2.65	2.52	2.47	5.0%
	Financial Ombudsman Service (FOS) change rate	5%	30%	25%	27%	3.3%
	Customer satisfaction	10%	3rd	1st	1st	10.0%
	Digital net promoter score	7.5%	65.3	68.3	69.2	7.5%
	Employee engagement index	7.5%	+5% vs. UK Norm	+2% vs. UK HP Norm	+6% vs. UK Norm	2.8%
					Award (% maximum) vesting	**43.7%**

1 A measure of profit taking into account a charge for equity utilisation

2 Cost: Income Ratio adjusted to exclude non mergers and acquisitions restructuring costs (now reported in operating costs as of 2022) to ensure comparability with original GOS target

3 Meeting threshold performance will result in 25 per cent vesting of each metric, relative to each weighting.

Payments for loss of office
No other payment for loss of office were made in 2022.

Payments within the reporting year to past Directors
As disclosed in the 2021 Directors’ remuneration report, Sir António Horta-Osório was provided with tax assistance worth £24,000 (inclusive of VAT) during 2022. There are no other payments made to past directors in 2022.

External appointments
No executive director served as a non-executive on the Board of another company in 2022.

COMPENSATION
Relative importance of spend on pay
The graphs illustrate the total remuneration of all Group employees compared with returns of capital to shareholders in the form of dividends and share buyback.

12022: Ordinary dividend in respect of the financial year ended 31 December 2022, partly paid in 2022 and partly to be paid in 2023 and intended share buyback. 2021: Ordinary dividend in respect of the financial year ended 31 December 2021, partly paid in 2021 and partly paid in 2022 and share buyback.

2Performance-based compensation includes expense for the following plans: Group Performance Share (2022: £421 million, 2021: £301 million), Executive Group Ownership Share (2022: £25.3 million, 2021: 22.8 million), Executive Share Awards (2022: £0.2 million, 2021: £0.2 million) and LDC Assets under Management Plan (2022: £12 million, 2021: £12 million). For the 2022 performance year, the face value of awards was £446 million for Group Performance Share and £57.1 million for Long Term Share Plan.

Comparison of returns to shareholders and Group Chief Executive total remuneration
The chart below shows the historical total shareholder return (TSR) of Lloyds Banking Group plc compared with the FTSE 100 as required by the regulations. The FTSE 100 index has been chosen as it is a widely recognised equity index of which Lloyds Banking Group plc has been a constituent throughout this period.

	GCE	2013	2014	2015	2016	2017	2018	2019	2020	2021[4]	2022
GCE single figure of remuneration £000	Sir António Horta-Osório	7,475	11,540	8,704	5,791	6,434	6,544	4,424	3,604	2,444	n/a
	Charlie Nunn[1]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	5,523	3,767
	William Chalmers[2]	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	819	n/a
Annual bonus/GPS payout (% of maximum opportunity)	Sir António Horta-Osório[3]	71%	54%	57%	77%	77%	67.60%	n/a	n/a	57.80%	n/a
	Charlie Nunn	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	57.80%	84.1%
	William Chalmers	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	78.2%	n/a
Long-term incentive vesting (% of maximum opportunity)	Sir António Horta-Osório	54%	97%	94.18%	55%	66.30%	68.70%	49.70%	33.75%	41.80%	n/a
	Charlie Nunn	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	William Chalmers	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
TSR component vesting (% of LTIP maximum)	Sir António Horta-Osório	25.30%	30%	30%	0%	0%	0%	0%	0%	0%	n/a
	Charlie Nunn	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	William Chalmers	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
1Charlie Nunn succeeded Sir António Horta-Osório as Group Chief Executive with effect from 16 August 2021 and the single figure total remuneration for 2021 includes a one-off buy-out of £4,231 million
2William Chalmers was the Interim Group Chief Executive from 1 May 2021 until 15 August 2021, remuneration in the table above is for this period.
3Sir António Horta-Osório independently requested that he be withdrawn from consideration for a Group Performance Share award in 2019 and 2020. There were no GPS awards for 2020 performance.
42021 single figure of remuneration has been adjusted to reflect the LTIP vesting share price of 45.1038 pence instead of the average share price of 47.993 pence reported in the 2021 annual report.

COMPENSATION
Single total figure of remuneration for Chair and non-executive directors

	Fees £000		Benefits (£000)[4]		Total (£000)
	2022	2021	2022	2021	2022	2021
Chair and non–executive directors
Robin Budenberg	624	618	1	1	625	619
Alan Dickinson	445	397	–	1	445	398
Sarah Legg	224	212	5	2	229	214
Lord Lupton	282	287	–	1	282	288
Amanda Mackenzie	175	164	–	–	175	164
Harmeen Mehta	98	16	–	–	98	16
Stuart Sinclair[1]	72	231	–	–	72	231
Cathy Turner[2]	19	–	–	–	19	–
Scott Wheway[3]	189	–	–	–	189	–
Catherine Woods	242	232	10	5	252	237
1    Stuart Sinclair retired on 12 May 2022.
2    Cathy Turner was appointed on 1 November 2022.
3    Scott Wheway was appointed on 1 August 2022.
4    The Chair’s benefits relates to private medical insurance provided since 2021 (with the value in respect of 2021, as disclosed above, restated to correct the omission in the 2021 annual report). Benefits for the other non-executive directors relates to reimbursement for expenses incurred in the course of duties. Non-executive directors do not receive variable pay.
Directors' share interests and share awards
Directors' interests

	Number of shares			Number of options		Total shareholding[1]	Value
	Owned outright[1]	Unvested subject to continued employment	Unvested subject to performance	Unvested subject to continued employment	Vested unexercised	Totals at 31 December 2022[2]	Expected value at 31 December 2022 (£000s)[3]
Executive directors
Charlie Nunn	2,632,948	222,415	3,588,364[5]	6,585,447	–	13,029,174	5,920
William Chalmers	6,325,447	449,505	9,060,823[4,5]	63,494	–	15,899,269	5,963[4]
Non-executive directors
Robin Budenberg	1,500,000	–	–	–	–	1,500,000	n/a
Alan Dickinson	200,000	–	–	–	–	200,000	n/a
Sarah Legg	200,000	–	–	–	–	200,000	n/a
Lord Lupton	2,250,000	–	–	–	–	2,250,000	n/a
Amanda Mackenzie	63,567	–	–	–	–	63,567	n/a
Harmeen Mehta	20,000	–	–	–	–	20,000	n/a
Stuart Sinclair[6]	362,664	–	–	–	–	362,664	n/a
Cathy Turner[7]	424,113	–	–	–	–	424,113	n/a
Scott Wheway[8]	168,356	–	–	–	–	168,356	n/a
Catherine Woods	107,549	–	–	–	–	107,549	n/a
1    Includes holdings of any Person Closely Associated.
2    There has been no change in shareholdings from 31 December 2022 to 22 February 2023.
3    Expected values are based on the LBG closing share price of 45.435 pence on 31 December 2022.
4    For awards granted under the 2020 Group Ownership Share (GOS) Plans, as the performance period has completed, the actual outcome of 43.7 per cent has been applied to the unvested shares to calculate the expected value.
5    For awards granted under the 2021 and 2022 Long Term Share Plan where the three-year underpin period has not completed, 100 per cent has been applied to calculate the expected value of the LTSP award in line with the applicable Remuneration Policy.
6    Stuart Sinclair retired on 12 May 2022; the number of shares shown is as of 12 May 2022.
7    Cathy Turner was appointed on 1 November 2022.
8    Scott Wheway was appointed on 1 August 2022.
9    Directors are not permitted to enter into any hedging arrangements in relation to share awards. No director uses share holding as collateral.

COMPENSATION
Outstanding share plan interests

	At 1 January 2022	Granted/ awarded	Dividends awarded	Vested/ released/ exercised	Lapsed	At 31 December 2022	Exercise price	Exercise periods		Note
								From	To
Charlie Nunn
LTSP 2022 – 2024		3,588,364				3,588,364				2,3
Deferred GPS awarded in 2022 (2021 GPS)		370,691		148,276		222,415				4,5
Share Buy-Out	859,340			859,340		–		16/03/2022	15/03/2027	1
	1,247,548					1,247,548		15/03/2023	14/03/2028	1
	1,368,990					1,368,990		12/03/2024	11/03/2029	1
	1,368,990					1,368,990		11/03/2025	10/03/2030	1
	1,369,012					1,369,012		11/03/2026	10/03/2031	1
	891,217					891,217		11/03/2027	10/03/2032	1
	339,690					339,690		11/03/2028	10/03/2033	1
William Chalmers
GOS 2020 – 2022	4,927,191					4,927,191				2
LTSP 2021 – 2023	1,547,340					1,547,340				2,3
LTSP 2022 – 2024	–	2,586,292				2,586,292				2,3
Deferred GPS awarded in 2020 (2019 GPS)	79,116			79,116		–				6
Deferred GPS awarded in 2022 (2021 GPS)		749,173		299,668		449,505				4,5
Share Buy-Out	686,085			686,085		–		28/01/2022	27/01/2027	7
2020 Sharesave	46,317					46,317	24.25p	01/01/2024	30/06/2024
2021 Sharesave	17,177					17,177	39.40p	01/01/2025	30/06/2025
1When Charlie Nunn joined the Group on 16 August 2021 as Group Chief Executive and executive director he was granted deferred share awards and deferred cash to replace unvested awards from his previous employer, HSBC. Options vested on the 16 March 2022 and were exercised on 23 March 2022. Charlie Nunn retained all the shares apart from 404,092 shares which were sold at 49.965 pence to meet income tax and National Insurance contributions. The remaining 455,248 shares are subject to holding periods that mirror the shares replaced from HSBC of no hold, six months and 12 months holds.
2    All GOS and LTSP awards have a three-year performance period ending 31 December. Awards were made in the form of conditional rights to free shares.
3    LTSP awards (in the form of conditional share options) in 2022 were made over shares with a value of 150 per cent of salary for Charlie Nunn (3,588,364 shares with a face value of £1,687,500) and a value of 150 per cent for William Chalmers (2,586,292 shares with a face value of £1,216,256). Vesting is subject to underpin thresholds applicable for the first three years from grant as detailed on page 129 of the 2021 Directors’ remuneration report. Each year the Remuneration Committee will monitor the Group’s progress in relation to the underpins. The share price used to calculate the face value is the average price over the five days prior to grant (25 February 2022 to 3 March 2022), which was 47.027 pence. The underpins for this award are set out on page 112.
4    Half of GPS is deferred into shares (in the form of conditional rights to free shares). The face value of the shares awarded in respect of GPS granted in March 2022 was £174,325 (370,691 shares) for Charlie Nunn; and £352,314 (749,173 shares) for William Chalmers. As the awards represent deferral of awarded GPS they are not subject to further performance conditions. The share price used to calculate the face value is the average price over the five days prior to grant (25 February 2022 to 3 March 2022), which was 47.027 pence.
5    The first tranche of the 2021 GPS deferred award vested on 7 March 2022. The closing market price of the Group’s ordinary shares on that date was 41.255 pence. The award was settled in shares net of tax, with the resulting shares subject to a one year holding period.
6    The final tranche of 2019 GPS award vested on 7 March 2022. The closing market price of the Group’s ordinary shares on that date was 41.255 pence. The award was settled in shares net of tax. 50 per cent of the final tranche is subject to a one year holding period.
7    When William Chalmers joined the Group on 3 June 2019, he was granted deferred share awards to replace unvested awards from his former employer, Morgan Stanley. Options vested on 27 January 2022 and were exercised on 7 March 2022. William Chalmers retained all the shares apart from 322,702 shares which were sold at 41.825 pence to meet income tax and National Insurance contributions. The remaining 363,383 shares are subject to a 12-month holding period from the date of vesting on 27 January 2022.

Outstanding share plan cash awards interests

	At 1 January 2022 £	Granted/ awarded £	Vested / released / exercised £	At 31 December 2022 £	Note
Charlie Nunn
Deferred GPS cash awarded in 2022 (2021 GPS)	–	104,594	–	104,594	1
William Chalmers
Deferred GPS cash awarded in 2022 (2021 GPS)	–	211,388	–	211,388	1
1    From 2022, half of GPS is now deferred into cash (in the form of deferred cash awards, with a face value equal to that of the relevant portion of the GPS award). As the awards represent deferral of awarded GPS they are not subject to further performance conditions. The awards will be released in two tranches; March 2023 and March 2024.

COMPENSATION
Shareholding Requirement
Executives are expected to build and maintain a company shareholding in direct proportion to their remuneration in order to align their interests to those of shareholders. The minimum shareholding requirements executive directors are expected to meet are as follows: 350 per cent of base salary for the GCE and 250 per cent of base salary for other executive directors. From January 2023 individuals will have five years from appointment to achieve the shareholding requirement. In the event that exceptional individual circumstances exist resulting in an executive not being able to comply with the Policy, the Remuneration Committee will consider whether an exception should apply.
In recognition of the increased variable opportunity offered by the implementation of the LTIP and to further strengthen alignment with shareholders, from 1 January 2024 the shareholding requirement applicable to the GCE will increase from 350 per cent to 400 per cent of salary and from 250 per cent to 300 per cent for other executive directors, subject to approval of the Policy at the 2023 AGM.
Post-employment shareholding requirement
Executive directors are contractually bound to a post-employment shareholding requirement of two years at a level equal to the lower of the shareholding requirements immediately prior to departure or the actual shareholding on departure.
The post-employment requirement will be maintained through self-certification, with the Committee keeping this approach under review.
None of those who were Directors at the end of the year had any other interest in the capital of Lloyds Banking Group plc or its subsidiaries.

Chair and non-executive director fees in 2022
Following a detailed review of peer benchmarks, there is a 1 per cent increase to the annual fee for the Chair, capped at £5,000 (£629,400) to align with the maximum pay increase permitted for the broader colleague population. The basic board fee will increase by 5 per cent (£86,100) and there are no increases to other non-executive directors fees for 2023.

	2023	2022
Basic non-executive director fee	£86,100	£82,000
Deputy Chair	£107,000	£107,000
Senior Independent Director	£64,200	£64,200
Audit Committee Chair	£75,000	£75,000
Remuneration Committee Chair	£75,000	£75,000
Risk Committee Chair	£75,000	£75,000
Responsible Business Committee Chair	£42,800	£42,800
IT Forum Chair	£42,800	£42,800
Audit Committee member	£34,300	£34,300
Remuneration Committee member	£34,300	£34,300
Risk Committee member	£34,300	£34,300
Responsible Business Committee member	£16,100	£16,100
IT Forum member	£16,100	£16,100
Nomination and Governance Committee member	£16,100	£16,100
Non-executive directors may receive more than one of the above fees.

COMPENSATION
Percentage change in remuneration levels
The table below sets out the change in the directors’ base salary/fees, taxable benefits and annual bonus compared with the change in our UK-based colleagues’ pay. Lloyds Banking Group plc is not an employing entity, and therefore the disclosure below is made on a voluntary basis to compare any change with all employees of the wider Group based in the UK. This population has been chosen as the majority of our workforce are based in the UK and is considered to be the most appropriate group of employees. The same population is used for the purposes of the Chief Executive Officer pay ratio disclosure on page 120 of the report.

	% change in base salary/fees			% change in GPS			% change in benefits
	2019 to 2020	2020 to 2021	2021 to 2022	2019 to 2020	2020 to 2021[4]	2021 to 2022	2019 to 2020	2020 to 2021	2021 to 2022
All employees[1]	4	4	6	(100)	n/a	12	(32)	1	5
Executive directors
Charlie Nunn[2]	n/a	n/a	1	n/a	n/a	47	n/a	n/a	4
William Chalmers[3]	2	12	(9)	(100)	n/a	(2)	(1)	2	35
Non-executive directors[5,6]
Robin Budenberg	n/a	243	1	n/a	n/a	n/a	n/a	n/a	–
Alan Dickinson	45	14	12	n/a	n/a	n/a	n/a	n/a	n/a
Sarah Legg	131	28	6	n/a	n/a	n/a	n/a	n/a	n/a
Lord Lupton	0	(8)	(2)	n/a	n/a	n/a	n/a	n/a	n/a
Amanda Mackenzie	6	(1)	7	n/a	n/a	n/a	n/a	n/a	n/a
Harmeen Mehta	n/a	n/a	2	n/a	n/a	n/a	n/a	n/a	n/a
Stuart Sinclair	21	(9)	(25)	n/a	n/a	n/a	n/a	n/a	n/a
Cathy Turner	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Scott Wheway	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Catherine Woods	n/a	43	4	n/a	n/a	n/a	n/a	n/a	n/a
1Lloyds Banking Group is not a contracting entity but considers this population to be appropriate for purposes of an ‘All employees’ calculation.
2    Charlie Nunn became the Group Chief Executive in August 2021. Figures for 2021 have been annualised based on the single total figure table.
3    William Chalmers was the Interim Group Chief Executive from May to August 2021 and received a deputisation payment for this period.
4    No Group Performance Share (bonus) was paid for 2020 performance.
5    In some instances, non-executive directors may change membership or become the Chair of a Committee during the year, resulting in large year-on-year percentage changes in fees.
6    Some non-executive directors have received other benefits that relate to reimbursement for expenses incurred in the course of duties. Reimbursements of these expenses do not provide an accurate comparison to benefits received by colleagues and are therefore not included.

Gender pay	Ethnicity pay
Our work to improve gender equality continues to be recognised externally: in 2022, Lloyds Banking Group was listed in The Times Top 50 Employers for Women list for the eleventh year running. We were also included in the Bloomberg Gender Equality Index for a fourth consecutive year running.

While we have further reduced the mean pay gap to 29.3 per cent from 32.8 per cent in 2017, it is still larger than we would like and our progress has been too slow. Through our actions over the past few years, we’ve learned a lot about what works and what doesn’t. What’s clear is that our focus needs to be on creating an organisation that is more agile and reflects the social and demographic changes we are seeing.
Further information is available at https://www.
lloydsbankinggroup.com/assets/pdfs/who-we-are/
responsible-business/downloads/2022-reporting/lbg-gender-pay-gap-report-2022.pdf	While there is currently no legal requirement to publish ethnicity pay data in the UK, we are publishing this data not only because it is the right thing to do, but it also holds us to account for the goals we have set.

Broadly, the Group has made progress in improving Black, Asian and Minority Ethnic representation at senior levels. Senior Black, Asian and Minority Ethnic representation has increased by 3.7 per cent from 5.6 per cent in January 2018 (when our representation goals were set) to 9.3 per cent in April 2022 (based on all colleague data).
However, our data shows us that under-representation is seen at its highest amongst our Black Heritage colleagues and needs additional focus to progress.
Further information is available at https://www.lloydsbankinggroup.com/assets/pdfs/who-we-are/responsible-business/downloads/2022-reporting/lbg-ethnicity-pay-gap-report-2022.pdf

Bonus data has been excluded, as this year’s bonus data cannot be compared like-for-like with the equivalent data for last year. This is because no bonuses were awarded for the 2020 performance year, which would normally have been paid during 2021, and therefore impacted the bonus data for the 2021 and 2022 Gender Pay Gap reporting periods.

COMPENSATION
Chief Executive Officer pay ratio
The Remuneration Committee views pay ratios as a useful reference point to inform policy setting, but also takes into consideration a number of other factors. The table below shows the ratios of the GCE’s total remuneration to the remuneration of colleagues since 2017.
The change in the pay ratios for 2022 is explained in more detail below.

	Total compensation				Fixed pay
Year	Methodology	P25 (Lower Quartile)	P50 (Median)	P75 (Upper Quartile)	P25 (Lower Quartile)	P50 (Median)	P75 (Upper Quartile)
2022	A	120:1	86:1	48:1	81:1	59:1	35:1
2021	A	316:1	225:1	120:1	93:1	66:1	38:1
2020	A	132:1	95:1	54:1	103:1	75:1	42:1
2019	A	179:1	128:1	71:1	114:1	82:1	47:1
2018	A	237:1	169:1	93:1	113:1	81:1	48:1
2017	A	245:1	177:1	97:1	113:1	82:1	48:1
Y-o-Y (2021 vs 2022)			(62)%			(11)%
Notes to the table:
•The 2022 total remuneration for the colleagues identified at P25, P50 and P75 are as follows: £31,421, £43,760, £78,833.
• The 2022 base salary for the colleagues identified at P25, P50 and P75 are as follows: £25,344, £34,086, £55,489.
• The P25, P50 and P75 colleagues were determined on 31 December 2022 based on calculating total remuneration for all UK employees for the 2022 financial year. Payroll data from 1 January 2022 to 31 December 2022.
• Colleague total remuneration has been calculated in line with the single total figure of remuneration. The single total figure of remuneration has been calculated for 58,113 UK colleagues within the Group for a full year including full-time equivalent base pay, vesting Group Ownership Share awards (for eligible colleagues), core benefits, pension, overtime and shift payments, travel/relocation payments (for eligible colleagues) and private medical benefit.
• The average share price between 1 October 2022 and 31 December 2022 44.04 pence has been used to indicate the value of vesting Group Ownership Share awards.
• The colleague identified at P50 did not receive a separate car benefit and does not participate in the long term incentive plan. As a result, the ratio does not provide a direct comparison to the total remuneration of the GCE.
• Due to operational constraints, the calculation of the colleague Pension Input Figure excludes inflationary adjustments for those on the defined benefit scheme. The omission of this factor does not materially affect the outcome of the ratio and/or distort the validity of the valuation.
• All other data has been calculated in line with the methodology for the single total figure of remuneration for the GCE.
• In 2021 the median ratio was calculated for all three individuals undertaking the role of GCE and increased by 137 per cent year-on-year. This increase can be attributed to the one-off buy out awards granted to Charlie Nunn, an increase in the vesting LTIP and the payment of Group Performance Share (Annual Bonus), which were not awarded for 2020.
Our ratios have been calculated using Methodology option A on the basis that it provided the most accurate means of identifying the median, lower and upper quartile colleagues. The ratio has been calculated taking into account the pay and benefits of 58,113 UK employees, other than the individual performing the role of GCE.
The change in total remuneration ratios since 2017 is largely driven by the more volatile nature of variable pay for the CEO. The reduction in 2020 can be attributed to the decision not to make awards under the Group Performance Share Plan; reduced performance in the vesting of the 2018 Group Ownership plan compared to 2017 and the reduction in the former GCE’s pension allowance from 33 per cent to 15 per cent of salary.
The GCE pay ratios decreased by 62 per cent between 2021 and 2022, due to two factors. Firstly, Charlie Nunn’s remuneration for 2022 did not include any value in respect of Long Term Incentive Plans, as no 2020 EGOS award was granted to him given that he was not an executive director at the time of grant. Secondly, the 2021 ratio included the one-off buy out awards granted to Charlie Nunn. In addition the 2021 ratio was calculated for all three individuals undertaking the role of GCE. Over the same time period, employee total compensation increased by 12 per cent at the lower quartile, 11 per cent at the median and by 7 per cent at the upper quartile, also contributing to the decrease in pay ratios.
For the majority of colleagues, year-on-year changes in remuneration are principally driven by pay increases and the impacts of Group performance and collective adjustment which has resulted in an increased bonus pool for 2022. The Group has a commitment to pay progression and a continued focus on ensuring higher pay awards for colleagues who are lower paid, or paid lower within their pay range. We are committed to reducing the pay gap between executives and wider colleagues and continue to remain focused on addressing the gap from the bottom up and not just from the top down.
The Committee is thoughtful of the volatility in pay ratios due to variable reward outcomes. Although the pay ratio is used as a useful reference point to inform policy-setting, the Committee takes into account a number of other factors to assess colleague pay progression.

COMPENSATION
Implementation of the policy in 2023
The 2023 Directors' Remuneration Policy is subject to approval at the Annual General Meeting in May 2023. We propose to implement the Policy in the following ways subject to shareholder approval. A final 2023 Long Term Share Plan will be granted under the existing Remuneration Policy prior to the AGM when the 2023 Remuneration Policy is intended to come into effect.

Base Salary
Pay deal for wider workforce reflects a 6.3 per cent budget. The approach focuses on lower paid colleagues and colleagues lower in their pay range. However, no salary increases are proposed for the GCE and CFO.	Salaries will therefore remain as follows: GCE: £1,136,250 CFO: £818,945

Fixed Share Award
Awards remain unchanged from 2022 as follows: GCE: £1,050,000 CFO: £504,000	Shares will be released in equal tranches over three years. (See page 127 for further details).

Pension
Pension allowances for all executive directors are set at 15 per cent of base salary. Any new executive director appointments in 2023 will also attract a maximum allowance of 15 per cent of base salary.
Over 52,000 colleagues participate in the Group’s Defined Contribution (DC) Pension scheme where the maximum opportunity for the workforce is 15 per cent of base salary. Executive directors employer pension contributions are therefore aligned with those available to the majority of the workforce.
In addition to the DC arrangement, the Group currently has almost 11,000 active members in defined benefit plans, with the effective cost of employer contributions into these arrangements being 40 per cent of salary.

Benefits
Benefits remain unchanged from 2022. Executive directors receive a flexible benefit allowance of 4 per cent of base salary.
This can be used to select benefits including life assurance and critical illness cover.
Other benefits include transportation and private medical cover. The CFO also receives a car allowance.

Group Performance Share (Bonus)
The performance measures for determining any individual 2023 GPS awards for executive directors are outlined in the 2023 balanced scorecard on page 123.
Subject to shareholder approval at the 2023 AGM individual maximum opportunities for executive directors for 2023 are 140 per cent of base salary for the GCE and the CFO.
Individual awards as a percentage of maximum will directly correlate to the overall performance assessment outcome. For the 2023 performance year, any GPS opportunity will be awarded in March 2024 in a combination of cash (up to 50 per cent) and shares.
Historically, the Group has applied deferral to the GPS in excess of both regulatory and Policy requirements, inhibiting the attraction and retention of the talent necessary to deliver the Group’s new strategy. From 1 January 2023 the Group will apply deferral in line with minimum regulatory requirements as set out in the Policy and consistent with the approach taken by its peers. After this change at least 60 per cent of total variable remuneration awarded to the GCE will remain deferred over a period of 7 years maintaining strong alignment to shareholders.

COMPENSATION

Long Term Share Plan
A Long Term Share Plan award will be granted in relation to 2022 performance under the terms of the current Remuneration Policy. On the basis of the new Long Term Incentive Plan being approved by shareholders at the 2023 AGM, no further Long Term Share Plan awards would then be made to executive directors.
It is an important feature of the LTSP that performance is assessed and appropriately recognised upfront in the award size as there are no performance conditions that apply after the award is granted (only underpins). This is not however a mechanical outturn, as with GPS, the Remuneration Committee may exercise its judgement.
Pre-grant test
The decision to award Long Term Share Plan awards for 2023 is based on the performance assessment from the 2022 balanced scorecard provided on page 112.
To ensure that the GCE and CFO are aligned to the long-term success of the Group and motivated to deliver the next phase of the Group’s strategy and sustainable returns, the Remuneration Committee has awarded 2023 Long Term Share Plan awards of 150 per cent of salary to the GCE and the CFO to reflect the Group’s performance in 2022 and other factors taken into account in the ‘pre-grant test’.
The normal range for awards for executive directors is 125 per cent to 150 per cent of salary. Consistent with the awards for 2021 performance granted in March 2022, these 2023 awards are subject to underpins for the first three years which align the vesting outcomes to longer-term shareholder experience and are deferred for up to seven years.
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

The Committee concluded that the Group’s strong financial and overall business performance supported the making of awards.
Underpins
The underpins that will apply to the 2023 LTSP awards are:
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

Balanced scorecard outcomes and LTSP award range

Scorecard performance outcome	0% – 50%	50% – 100%

All LTSP grant (up to % of base salary)	0% – 125%	125% – 150%[1]
1Awards above 150 per cent and up to 200 per cent in line with Policy maximum reserved for exceptional circumstances or exceptional performance for all eligible colleagues other than Charlie Nunn who agreed to cap his maximum award at 150 per cent of salary.

COMPENSATION

2023 Group Performance Scorecard
The performance measures for determining any 2023 GPS Awards for the executive directors are shown in the table below.
The measures and targets are set annually by the Remuneration Committee to reflect the strategic priorities of the Group and take into account both the annual financial plan and operating plan against the backdrop of the rapidly evolving external economic and societal landscape.
For 2023 the Remuneration Committee has reduced the weighting of the customer measure to 20 per cent, and uplifted Profit after tax to 25 per cent, to provide a more appropriate balance within the scorecard. Quantitative financial measures make up 55 per cent of the scorecard, with the remaining 45 per cent made up of non-financial measures assessed by the Remuneration Committee using quantitative inputs.
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
During the year, Charlie Nunn as the GCE provided regular briefings to the Committee. In addition, the Committee engaged with and received updates from the Chief People and Places Officer, Total Reward Director, Chief of Staff and Chief Sustainability Officer and the Chief Risk Officer.
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
Advisers
Over the course of 2022, advice was provided to the Committee by Mercer and PwC.
Mercer was appointed by the Committee following a competitive tender process in 2016 and was retained for part of 2022. The broader Mercer company provided unrelated advice on accounting and investments during the year. Fees payable for the provision of service in 2022 were £600 excluding VAT.
The Committee conducted a competitive tender process during the year and appointed PricewaterhouseCoopers (PwC) as independent adviser to the Committee in May 2022. PwC also provided professional services to the Group in the ordinary course of business including tax, assurance and advisory services. Fees paid to PwC for advising the Committee are based partly on a fixed fee and partly on a time and materials basis. During the year, the total fees paid to PwC for services related to directors’ remuneration amounted to £279,633 excluding VAT.
Mercer and PwC have no other connections with the Group’s directors that may impair their independence as advisers to the Committee. PwC are members of the Remuneration Consultants Group and signatories to its Code of Conduct and the Committee is therefore satisfied that the advice they provided was objective and independent.

Statement of voting at Annual General Meeting
The table below sets out the voting outcome at the Annual General Meeting in May 2022 in relation to the annual report on remuneration and the Remuneration Policy, last voted on in 2020.

	Votes cast in favour		Votes cast against		Votes withheld
	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)	Percentage of votes cast	Number of shares (millions)
2021 annual report on remuneration (advisory note)	42,141	96.07%	1,723	3.93%	801
Directors’ remuneration policy (binding vote in 2020)[1]	29,212	63.82%	16,562	36.18%	858
1During 2020 we engaged with shareholders and responded to feedback on the Directors’ Remuneration Policy, for more detail see page 109 of the 2020 Directors’ remuneration report.

COMPENSATION
Policy alignment to Provision 40 of the Corporate Governance Code.
A summary of how the proposed Remuneration Policy addresses the principles set out in the UK Corporate Governance Code is detailed below.

Clarity	Proportionality
•The Committee regularly consults with key shareholders to ensure transparency on our policy and remuneration outcomes
• Targets are aligned to the Group's strategy and purpose, providing clarity to shareholders and stakeholders on the relationship between delivery of the strategy and remuneration outcomes
•During the year the Group communicated directly with colleagues detailing Group performance, changes in the economic and regulatory environment and updates on key strategic initiatives. Meetings were held throughout the year between the Group and our recognised unions
•Non-executive directors attended a number of colleague focus groups to discuss themes from the annual colleague survey, the Group’s new strategy and values, pay and reward and hybrid working

•There is clear alignment between the performance of the Group, the business strategy, and the reward paid to executive directors
• The Committee has the discretion to reduce the annual bonus, LTIP and LTSP awards, if it considers the pay-out does not appropriately reflect the performance of the Group during the performance period

Simplicity	Risk
•The Remuneration Policy has been designed so that it is easy to understand and transparent, while complying with all regulatory requirement and meeting the expectations of our shareholders. The purpose of each remuneration element is explained in the policy and the amount paid in respect of each element is clearly set out

•The Remuneration Policy supports the Group’s risk management framework
• Risk and conduct considerations are taken into account in setting the annual bonus pool
• The annual bonus, deferred bonus, LTIP and LTSP incorporate malus and clawback provisions, and overarching Committee discretion to adjust formulaic outcomes

Predictability	Alignment to culture
•The Remuneration Policy on pages 126 to 135 describes the purpose, operation and maximum potential for each remuneration element and illustrates a range of potential outcomes for executive directors
•Annual and long term variable remuneration are designed to drive behaviours consistent with the Groups strategy, purpose and values
• When considering individual executive directors' performance, the Committee takes account of the Group’s values

COMPENSATION
2023 Directors’ Remuneration Policy (Proposed)
Approval for this Directors’ Remuneration Policy (“Policy”) will be sought at the AGM on 18 May 2023 and, if approved, it will take effect from that date.
It is intended that approval of the Policy will be sought at three-year intervals, unless amendments to the Policy are required, in which case further shareholder approval will be sought. Information on how the Policy will be implemented in 2023 is included in the annual report on remuneration.
2023 Policy Changes
Over the course of 2022, the Committee performed a thorough review of the Policy to inform changes for 2023; input was sought from a range of stakeholders including institutional shareholders, the main proxy advisory agencies, the Group’s main regulators the Prudential Regulation Authority (“PRA”) and Financial Conduct Authority (“FCA”), executive management and the Committee’s external advisers to ensure alignment with market practice and compliance with applicable regulations and codes of practice.
The Chair of the Committee and members of senior management engaged directly with a significant number of the Group’s largest shareholders both in one to one dialogue and as part of the biennial Board Governance event and ensured the full range of those views were represented and carefully considered by the Committee as part of its discussions of changes to the Policy.
Stakeholders were supportive of the proposal to align executive reward more closely with the delivery of the Group’s new strategy by returning to a performance based long term incentive plan. Shareholder expectations that targets should be stretching will be given full consideration when making the first LTIP grants in 2024 (subject to Policy approval at the 2023 AGM)
While colleagues were not formally consulted on the Directors’ Remuneration Policy, the Committee ensured that the pay and reward proposition of all colleagues were taken into account in the process of developing the Policy. The remuneration of executive directors, senior management and all colleagues has been considered in the development of the Policy.
No executive director will be involved in the determination of their own remuneration. To manage conflicts of interests effectively, executive directors were asked to step out of committee meetings and relevant papers were also redacted for individuals if required.
Performance measures and link to strategy
The performance measures selected for the GPS and LTIP will be set annually by the Committee taking account of the Group’s strategic priorities and its most important financial measures. Performance measures are selected to ensure an appropriate balance between short and long-term strategic goals and to align executive director and shareholder interests. In determining the appropriate set of measures and targets for annual bonus and LTIP awards, the Committee has discretion to vary the performance measures, or to substitute the metrics, over the life of the Directors’ Remuneration Policy taking into account the Group’s strategic plan or emerging best practice.
Directors’ Remuneration Policy and Group Remuneration Policy alignment
The only significant difference between the Policy for executive directors and colleagues outside the Group Executive Committee is participation in the LTIP which is restricted to those most directly accountable for the successful delivery of the Group’s strategy.
The table below summarises how the Policy applies across the Group.

Directors’ Remuneration Policy and Group Remuneration Policy alignment
	Executive directors	Group Executive Committee	Other Material Risk Takers	Other Employees
Fixed
Base salary	●	●	●	●
Fixed share award / Role based allowance	●	●	●
Pension and benefits	●	●	●	●
Variable
Short term incentive	●	●	●	●
Long term incentive	●	●

COMPENSATION
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

Maximum Potential
The Committee will make no increase which it believes is inconsistent with these two parameters. Increases will normally be in line with the increase awarded to the overall employee population. However, a greater salary increase may be appropriate in certain circumstances, such as a new appointment made on a salary below a market competitive level, where phased increases are planned, or where there has been an increase in the responsibilities of an individual. Where increases are awarded in excess of the wider employee population, the Committee will provide an explanation in the relevant annual report on remuneration.
Performance measures
N/A
Changes
No change to policy

Fixed Share Award
Purpose and link to strategy
To ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for executive directors with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements.
Operation
The fixed share award will be delivered entirely in Lloyds Banking Group shares, released over three years with 33 per cent being released each year following the year of award. Fixed share awards are preferred to be delivered in shares to create further alignment with shareholders over time. However, the Committee has discretion to deliver some or all of the awards in cash.
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
Maximum Potential The maximum allowance for all executive directors is 15 per cent of base salary in line with the majority of the workforce. Performance measures N/A Changes No change to policy

COMPENSATION

Benefits
Purpose and link to strategy
To provide flexible benefits as part of a competitive remuneration package.
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
Maximum potential
The Committee will only make increases in the benefits currently provided which it believes are consistent with the two parameters above. Executive directors receive a flexible benefits allowance which does not currently exceed 4 per cent of base salary.
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
Operation
Measures and targets are set annually and awards are determined by the Committee after the year end based on performance against the targets set. The GPS may be delivered partly in cash, shares, notes or other debt instruments including contingent convertible bonds. Where all or part of any award is deferred, the Committee may adjust these deferred awards in the event of any variation of share capital, demerger, special dividend or distribution or amend the terms of the plan in accordance with the plan rules.
Where an award or a deferred award is in shares or other share-linked instrument, the number of shares to be awarded may be calculated using a fair value or based on discount to market value, as appropriate to reflect the fact that the directors are not eligible for dividends on unvested deferred awards.
The Committee applies its judgement to determine the payout level commensurate with business and/or individual performance or other factors as determined by the Committee.The Committee may reduce the level of award (including to zero), apply additional conditions to the vesting, or delay the vesting of deferred awards to a specified date or until conditions set by the Committee are satisfied, where it considers it appropriate. Awards may be subject to malus and clawback for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation.

Maximum Potential
The maximum GPS opportunity is 140 per cent of base salary for executive directors.
Performance measures
Measures and targets are set annually by the Committee in line with the Group’s strategic business plan and further details are set out in the annual report on remuneration for the relevant year.
Measures consist of both financial and non-financial measures and the weighting of these measures will be determined annually by the Committee. All assessments of performance are ultimately subject to the Committee’s judgement, but measures will not vest if a 25 per cent threshold performance is not met. The normal ‘target’ level of the Group Performance Share is 50 per cent of maximum opportunity. The Committee is committed to providing transparency in its decision making in respect of GPS awards and will disclose historic measures and target information together with information relating to how the Group has performed against those targets in the annual report on remuneration for the relevant year except to the extent that this information is deemed to be commercially sensitive, in which case it will be disclosed once it is deemed not to be sensitive.
Changes
The maximum Group Performance Share for the Chief Financial Officer has been increased from 100 per cent to 140 per cent of salary. Total target compensation for the CFO is behind peers and between lower quartile and median when compared to FTSE30 companies. Given the significant value the CFO delivers for the Group, the Committee propose to increase the CFO’s GPS (annual bonus) maximum opportunity to 140 per cent of salary, aligned with the GCE.

COMPENSATION

Long Term Incentive Plan
Purpose and link to strategy
To incentivise performance linked to the Group’s strategy and aligned to shareholder interests
Operation
From 2024, awards will be granted under the rules of the 2023 Long Term Incentive Plan, subject to shareholder approval at the AGM in 2023; awards will be granted in the form of conditional rights to shares in the Group.
The grant price of shares to be awarded may be discounted to reflect that the directors are not eligible for dividends on unvested awards.
Awards shall vest in five equal annual instalments which will not start before the third anniversary of grant; each vesting will be subject to a further holding period as required by regulation.
The Committee retains full discretion to amend the vesting levels should the outcome not reflect business and/or individual performance including risk and conduct outcomes. The Committee may reduce (including to zero) the level of the award, apply additional conditions to the vesting, or delay the vesting of awards to a specified date or until conditions set by the Committee are satisfied, where it considers it appropriate. Awards may be subject to malus and clawback for a period of up to seven years after the date of award which may be extended to 10 years where there is an ongoing internal or regulatory investigation

Maximum Potential
The maximum Long Term Incentive Plan opportunity is 300 per cent of base salary for all executive directors. The actual award level will be determined with reference to a pre-grant test based on an assessment of performance by the Committee.
Performance measures
Awards will be subject to forward looking performance measures based on financial and other strategic and environmental measures set out in the annual report on remuneration each year; performance will be measured over a period of not less than 3 years determined by the Committee.
The Committee has the discretion to change the measures or their weightings subject to a minimum of 50 per cent of the award being dependent on financial measures.
No more than 25 per cent of the award will vest for threshold performance. 100 per cent of the award will vest for achieving the maximum performance. Where performance falls between threshold, target and maximum levels, an intermediate number of awards will vest.
Changes
The Long Term Incentive Plan replaces the Long Term Share Plan.
The proposed structure provides greater alignment to delivery of the revised strategic aims of the Group.

Deferral of variable remuneration and holding periods
Operation
The GPS and LTIP are both considered variable remuneration for the purpose of regulatory payment and deferral requirements.
The payment of variable remuneration and deferral levels are determined at the time of award in compliance with regulatory requirements which currently require that at least 60 per cent of the aggregate variable remuneration (GPS + LTIP) is deferred for seven years with pro rata vesting between the third and seventh year, and at least 50 per cent of total variable remuneration is paid in shares or other equity linked instruments subject to a minimum one year holding period.
Changes No change in deferral requirements

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

COMPENSATION
Discretion in relation to variable rewards
The Committee retains discretion with regards to all variable rewards plans. This relates to:
•The timing, size and type of awards and holding periods, subject to policy maxima, regulatory requirements and the annual setting of targets
•Where qualitative performance measures are used and performance against those measures is not commensurate with the Group’s overall financial or strategic performance over the performance period
•Adjustment of targets and measures if events occur which cause it to determine that it is appropriate to do so. The Committee also retains the right to change performance measures and the weighting of measures, including following feedback from regulators, shareholders and/or other stakeholders; and amending the plan rules in accordance with their terms and or amending the basis of operation (including but not limited to the approach in respect of dividend equivalents) including in light of any change to regulatory requirements or guidance or feedback from regulators
•To exercise discretion in accordance with the rules, including in relation to whether or not malus or clawback provisions would apply, in connection with recruitment, or terminations of employment, or corporate events affecting the Company
•Adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events and special dividends)
•The exercise of the Committee’s discretion will be disclosed in accordance with regulatory requirements
Legacy awards and restrictions on payments
Awards in respect of the GPS and under the Long Term Share Plan will be granted in 2023 under the terms of the Directors’ remuneration policy approved by shareholders on 21 May 2020 (the “2020 Policy”). No further awards would be made under the Long Term Share Plan unless the new Long Term Incentive Plan is not approved by shareholders.
The Committee reserves the right to make any remuneration payments/awards and any payments/awards for loss of office, notwithstanding that they are not in line with the policy set out above where the terms of the payment/award were agreed (i) before the 2020 policy came into effect; (ii) pursuant to the 2020 policy; or (iii) at a time when the relevant individual was not a Director of the Group and, in the opinion of the Committee, the payment/award was not in consideration for the individual becoming a Director of the Group. Such payments/awards will have been set out in the annual report on remuneration for the relevant year and include awards and payments made under previous approved remuneration policies.

Illustration of application of remuneration policy

The charts below illustrate possible remuneration outcomes under the following four scenarios:

1. The maximum that may be paid, assuming full GPS payout and full vesting under the new LTIP. For the LTIP, an indication of the maximum remuneration receivable assumes a share price appreciation of 50 per cent during the period in which the award is subject to performance measures. The basis of the calculation of the share price appreciation is that the share price embedded in the calculation for the 'maximum' bar chart is assumed to increase by 50 per cent across the performance period.

2. The expected value of remuneration for performance midway between threshold and maximum, assuming 50 per cent of maximum GPS opportunity and 50 per cent vesting of maximum LTIP opportunity.

3. The minimum that may be paid, where only the fixed element is paid (base salary, benefits, pension and the fixed share award).

Amounts are based on base salaries as at 1 January 2023, 15 per cent pension allowance, benefits include 4 per cent flexible benefits allowance, private medical cover and a car allowance for CFO. Implementation of the Policy in 2023 is set out in the annual report on remuneration.

Charlie Nunn (GCE)
Value of package (£'000)

Maximum – with share price appreciation
12% 12% 2% 17% 37% 19%
£9,107
Maximum
15% 14% 3% 21% 46%
£7,402
Mid-performance
23% 21% 4% 16% 35%
£4,902
Minimum
47% 44% 9%
£2,403
0
2,500
5,000
7,500
10,000

William Chalmers (CFO)
Value of package (£'000)

Maximum – with share price appreciation
13% 8% 3% 18% 39% 19%
£6,324
Maximum
16% 10% 3% 23% 48%
£5,095
Mid-performance
25% 15% 5% 17% 37%
£3,293
Minimum
55% 34% 11%
£1,492
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000

- Salary
- Fixed share awards
- Pension and Benefits
- Group Performance Share
- Long Term Incentive Plan
- Share price appreciation

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
The Committee may make awards on hiring an external candidate to ‘buy-out’ remuneration arrangements forfeited, or opportunities lost on leaving a previous employer. In doing so the Committee will take account of relevant factors including any performance conditions attached to these awards, the form in which they were granted (e.g. cash or shares), the currency of the awards, and the timeframe of awards. Any such award made will be made in accordance with the PRA’s Rulebook and made on a comparable basis to those forfeited and subject to malus and clawback at the request of the previous employer as required by the PRA rules.
The package will normally be aligned with the remuneration policy as described in the policy report. However, the Committee retains the discretion to make appropriate remuneration decisions outside the standard policy to facilitate the recruitment of an individual of the calibre required and in exceptional cases.
This may, for example, include the following circumstances:
•An interim recruit, appointed to fill an executive director role on a short-term basis
•Exceptional circumstances requiring the Chair to take on an executive function on a short-term basis
•An executive director recruited from a business or location where benefits are provided that do not fall into the definition of ‘variable remuneration forfeited’ but where the Committee considers it reasonable to buy-out these benefits, or where the form of remuneration to be bought out requires a differentiated approach
•Transitional arrangements for overseas hires, which might include relocation expenses and accommodation
Variable remuneration awarded to a new executive director may not exceed the multiple of annualised fixed pay specified by the Group’s regulators or other such multiple approved by the Group’s shareholders or determined by the Remuneration Committee.
In making any such remuneration decisions, the Committee will apply any appropriate performance measures in line with those applied to other executive directors.
A full explanation will be provided of any buy-out award or discretionary payment.
Service agreements
The service contracts of all current executive directors are terminable on 12 months’ notice from the Group and six months’ notice from the individual. The Chair also has a letter of appointment. The Chair’s engagement may be terminated on six months’ notice by either party.

	Notice to be given by the Group	Date of service agreement
Robin Budenberg	6 months	4 July 2020
Charlie Nunn	12 months	29 November 2020
William Chalmers	12 months	15 March 2019
Notice periods
Newly-appointed executive directors will be employed on contracts that include the following provisions:
•The individual will be required to give six months’ notice if they wish to leave and the Group will give 12 months’ notice other than for material misconduct or neglect or other circumstances where the individual may be summarily dismissed by written notice. In exceptional circumstances, new joiners will be offered a longer notice period (typically reducing to 12 months within two years of joining)
•In the event of long-term incapacity, if the executive director does not perform their duties for a period of at least 26 weeks (in aggregate over a 12 month period), the Group shall be entitled to terminate the executive’s employment by giving three months’ notice
•At any time after notice to terminate is given by either the Group or the executive director, the Group may require the executive director to take leave for some or all of the notice period
•At any time, at its absolute discretion, the Group may elect to terminate the individual’s employment by paying to the executive director, in lieu of the notice period, an amount equivalent to base salary, subject to mitigation as described more fully in the termination payments section of this report

COMPENSATION

Chairman and non-executive director fees
Purpose and link to strategy
To provide an appropriate reward to attract and retain a high-calibre individual with the relevant skills, knowledge and experience.
Operation
The Committee is responsible for evaluating and making recommendations to the Board with regards to the Chair’s fees. The Chair does not participate in these discussions. The GCE and the Chair are responsible for evaluating and making recommendations to the Board in relation to the fees of the non-executive directors (NEDs).
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
The Chair receives an all-inclusive fee, which is reviewed periodically plus benefits including life insurance, medical insurance and transportation. The Committee retains the right to provide additional benefits depending on individual circumstances.
NEDs are paid a basic fee plus additional fees for the chair/membership of Committees and for membership of Group companies/boards/non-board level committees and / or other specific responsibilities.

Additional fees are also paid to the Senior Independent Director and to the deputy chair to reflect additional responsibilities.
Any increases normally take effect from 1 January of a given year.
The Chair and the NEDs are not entitled to receive any payment for loss of office (other than in the case of the Chair’s fees for the six month notice period) and are not entitled to participate in the Group’s variable remuneration arrangements, all employee share plan or pension arrangements.
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
Date of letter of appointment

NED	Date of letter of appointment	Date of appointment
Robin Budenberg[1]	4 July 2020	1 October 2020
Alan Dickinson	26 June 2014	8 September 2014
Sarah Legg	21 October 2019	1 December 2019
Lord Lupton	2 March 2017	1 June 2017
Amanda Mackenzie	17 April 2018	1 October 2018
Harmeen Mehta	5 October 2021	1 November 2021
Cathy Turner	11 October 2022	1 November 2022
Scott Wheway	26 July 2022	1 August 2022
Catherine Woods	22 October 2019	1 March 2020
1    Chair is subject to a 6 month notice period
All Directors are subject to annual re-election by shareholders.
The service contracts and letters of appointments are available for inspection at the Company’s registered office

COMPENSATION
Termination payments
It is the Group’s policy that where notice pay continues to be payable after termination, it should be paid on a phased basis, mitigated in the event that alternative employment is secured in line with executive directors service contracts. Where it is appropriate to make a GPS award to the individual, this should relate to the period of actual service, rather than the full notice period. Any GPS payment will be determined on the basis of performance as for all continuing employees and will remain subject to performance adjustment (malus and clawback) and deferral.

Generally, on termination of employment, unvested GPS awards, Group Ownership Share awards, Long Term Share Plan awards, Long Term Incentive awards and other rights to payments will lapse except where termination falls within one of the reasons set out below. In the event of redundancy, the individual may receive a payment in line with statutory entitlements at that time. If an executive director is dismissed for gross misconduct, the executive director will receive normal contractual entitlements until the date of termination and all deferred GPS, Group Ownership Share, Long Term Share Plan and Long Term Incentive Plan awards will lapse.

Termination payments
	Base salary	Fixed share award	Pension, benefits and other fixed remuneration
Resignation	Entitlement to base salary continues for full notice period. If employment is terminated prior to end of notice period, balance of notice pay is paid in monthly instalments, offset by earnings from any new employment during this period. If resignation to take up a new employment, base salary would continue during any period of garden leave but may then cease if early release date agreed.	Outstanding awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

Redundancy or termination by mutual agreement	Entitlement to base salary continues for full notice period. If employment is terminated prior to end of notice period, balance of notice pay is paid in monthly instalments, offset by earnings from any new employment during this period.	Outstanding awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination unless, in the case of mutual agreement, the Committee determines that exceptional circumstances apply in which case shares may be released on termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

Retirement/ill health,injury, permanent disability/death	Paid until date of retirement/death. For ill health, injury or permanent disability which results in the loss of employment, paid for the applicable notice period (including any period of leave required by the Group).	Outstanding awards will normally continue and be released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination except for (i) death where shares are released on the date of termination; or (ii) in the case of permanent disability the Committee determines that exceptional circumstances apply in which case shares may be released on the date of termination.	Paid until date of death/ retirement
(subject to individual benefit scheme rules). For ill health, injury, permanent disability, paid for the notice period including any period of leave required by the Group (subject to individual benefit scheme rules).

Change of control or merger	N/A	Outstanding awards will be payable on the date of the Change of Control and the number of shares subject to the award will be reduced to reflect the shorter accrual period. The Committee may decide that vested awards will be exchanged for (and future awards made over) shares in the acquiring company or other relevant company.	N/A

Other reason where the Committee determines that the executive should be treated as a good leaver	Entitlement to base salary continues for full notice period. If employment is terminated prior to end of notice period, balance of notice pay is paid in monthly instalments, offset by earnings from any new employment during this period.	Outstanding awards continue and are released at the normal time and the number of shares subject to the award in the current year will be reduced to reflect the date of termination.	Paid until date of termination including any period of leave required by the Group (subject to individual benefit scheme rules).

COMPENSATION

Termination payments
	Group Performance Share (Annual bonus plan) [1,2,7]	Long Term Incentive Plan (Long term variable reward plan)[2,6,7]	Chair and Non-executive director fees[3]
Resignation	Unvested deferred GPS awards and entitlement to be considered for in-year award are forfeited on resignation[5].
Unvested awards lapse on date of leaving (or on notice of leaving) unless the Committee determines otherwise in exceptional circumstances that they will vest on the original vesting date (or exceptionally on the date of leaving).
Where the award is to vest it will be subject to the original performance conditions and time pro-rating (for months worked in the performance period). Malus and clawback will apply.
Paid until date of leaving Board.

Redundancy or termination by mutual agreement	For cases of redundancy, unvested deferred GPS awards are retained and in-year GPS awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback.
Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period).
Malus and clawback provisions will continue to apply.
Paid until date of leaving Board.

Retirement/ill health, injury, permanent disability	Unvested deferred GPS awards are retained and in-year GPS awards are accrued until the date of termination (or the commencement of garden leave if earlier). Such awards would be subject to deferral, malus and clawback.
Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period).
Malus and clawback provisions will continue to apply.
Paid until date of leaving Board.

Death	Unvested deferred GPS awards are retained and in-year GPS awards are accrued until the date of termination. Deferred GPS awards vest on death in cash, unless the Committee determines otherwise.	Awards vest in full on the date of death unless in exceptional circumstances the Remuneration Committee determines that the performance against targets set do not support full vesting.	Paid until date of leaving Board.

Change of control or merger	In-year GPS accrued up until date of change of control or merger (current year). Where there is a Corporate Event, deferred GPS awards vest to the extent and timing determined by the Committee in its absolute discretion.	Awards vest on date of event. Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period unless determined otherwise). The Committee may decide not to time pro-rate in its absolute discretion. Malus and clawback provisions will continue to apply. Instead of vesting, awards may be exchanged for equivalent awards over the shares of the acquiring company or another company or equivalent cash based awards.	Paid until date of leaving Board.

COMPENSATION

Termination payments
	Group Performance Share (Annual bonus plan) [1,2,7]	Long Term Incentive Plan (Long term variable reward plan)[2,6,7]	Chair and Non-executive director fees[3]
Other reason where the Committee determines that the executive should be treated as a good leaver	Unvested deferred GPS awards retained and in-year GPS awards are accrued until the date of termination (or the commencement of garden leave if earlier). Deferred GPS awards vest in line with normal timeframes and are subject to malus and clawback. The Committee may allow awards to vest early if it considers it appropriate.
Awards vest on the original vesting date (or exceptionally on the date of leaving). Vesting is subject to the performance conditions and time pro-rating (for months worked in the performance period). Malus and clawback provisions will continue to apply.
Paid until date of leaving Board.

1    If any GPS is to be paid to the executive director for the current year, this will be determined on the basis of performance for the period of actual service, rather than the full notice period (and so excluding any period of leave required by the Group).
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
3    The Chair is entitled to six months’ notice.
4    The terms applicable on a cessation of employment to Group Ownership Share Awards are as shown on page 130 of the 2017 Remuneration Policy. The terms applicable on a cessation of employment to Long Term Share Plan awards as shown on page 124 of the 2020 Remuneration Policy
5    Clarifies that entitlement to consideration for in-year GPS award is forfeit on resignation.
6    In the event that performance conditions are required to be assessed prior to the normal vesting date in connection with the leaver event, the Committee retains discretion to make such an assessment on such basis as it considers appropriate.
7    Any awards which vest pursuant to a good leaver event will remain subject to any applicable post-vesting holding period
On termination, the executive director will be entitled to payment for any accrued holiday not taken as part of any period of garden leave calculated by reference to base salary and fixed share award.
The cost of legal, tax or other advice incurred by an executive director in connection with the termination of their employment and/or the cost of support in seeking alternative employment may be met up to a maximum of £100,000 (excl VAT). Additional payments may be made where required to settle legal disputes, or as consideration for new or amended post-employment restrictions.
Where an executive director is in receipt of expatriate or relocation expenses at the time of termination (as at the date of the AGM no current executive directors are in receipt of such expenses), the cost of actual expenses incurred or benefits provided may continue to be reimbursed for up to 12 months after termination or, at the Group’s discretion, a one-off payment may be made to cover the costs of premature cancellation. The cost of repatriation may also be covered.

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
To assist the Board in carrying out its functions and to provide independent oversight of internal control and risk management, certain responsibilities are delegated to the Board’s Committees. The Board is kept up to date on the activities of the Committees through reports from each of the Committee Chairs. Terms of Reference for each of the Committees are available on the website at www.lloydsbankinggroup.com. Information on the membership, role and activities of the Nomination and Governance Committee, the Audit Committee, the Board Risk Committee and the Responsible Business Committee can be found on pages 153 to 167.
Further information about the work of the Remuneration Committee is included on pages 107 to 108 and page 124.
As a non-US company listed on the New York Stock Exchange (NYSE) Lloyds Banking Group plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE, key differences are set out in the paragraphs below. As Lloyds Banking Group plc’s main listing is on the London Stock Exchange, it follows the principles contained in the UK Code. The Group confirms that it applied the principles and complied with all the provisions of the Code throughout 2022.
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

CORPORATE GOVERNANCE
Chair's introduction
Good corporate governance underpins the Group’s ability to support our customers and to meet the needs of our stakeholders

Robin Budenberg
Chair
______________________________________________________________
In February 2022, the Group launched an ambitious new strategy which is aligned to our purpose of Helping Britain Prosper and a primary focus of the Board has been the Group’s strategic transformation and operational resilience. During the year, the Board has played a vital governance role overseeing the changes and planning required for the delivery of the new strategy.

Good corporate governance underpins the Group’s ability to support our customers and to meet the needs of our stakeholders. As I mentioned in last year’s Chair’s Statement, there are strong links between governance and fostering a culture that supports long-term sustainable success. This financial year, the Board continued to promote a healthy, values-led culture that delivers the right outcomes for our customers. In line with our customer focus, the Board has overseen the Group’s response to the increased cost of living.
The Board recognises that the ongoing societal challenges and macroeconomic uncertainties, including climate change and the rising cost of living, are concerning for many people. Our governance arrangements are designed to enable the Group to respond to external challenges so that we maintain support for our customers during these challenging times and create a more sustainable and inclusive future for people and businesses.
I will now highlight some of the key corporate governance activities that took place during the year.
Board oversight of new strategy
The Board has overseen the changes and planning required for the delivery of the Group’s new strategy, together with the finalisation of the formulation of the Group’s purpose, strategy, values and key performance indicators. Further details can be found on page 142.
Leading on culture
As I mentioned above, the Board has continued to play a lead role in fostering a healthy, values-led culture. Further information on the Board’s role in assessing, monitoring and providing oversight of the development of the Group’s values-led culture can be found on pages 145 to 146.
Inclusion and diversity
Driving inclusion and diversity in the broadest sense throughout all levels of the organisation remains a priority for the Board. I am pleased to report that the representation of women at Board and senior leadership levels continued to increase in 2022 and the Group embedded further its Race Action Plan to drive change. More information on the Board’s approach to inclusion and diversity is set out on page 155.
Tackling climate change
In line with the Group’s commitments as a founding member of the Net-Zero Banking Alliance and following the approval of emissions reduction targets for the Group’s own operations in 2021, the Board approved the publication of an emissions reduction target for the Group’s supply chains and specific sectoral emissions reduction targets for the Group’s financed emissions in many of the most carbon intensive or financially material sectors. Further details can be found on page 142.
Consumer Duty
Following publication of the FCA’s final rules on Consumer Duty, the Board approved the Group’s implementation plan. Amanda Mackenzie, Chair of the Responsible Business Committee, has been appointed as Group Consumer Duty Champion. Further details on the Board’s role in overseeing the Group’s approach to Consumer Duty can be found on page 142.
Board and Committee changes
Scott Wheway joined the Board as a non-executive director and a member of the Nomination and Governance Committee and the Board Risk Committee on 1 August 2022. Scott became Chair of Scottish Widows Group on 12 September 2022. Cathy Turner also joined the Board as a non-executive director and a member of the Remuneration Committee on 1 November 2022.
Stuart Sinclair retired as a non-executive director at the Company’s Annual General Meeting in May 2022. Stuart made a significant contribution to the Board and left with our sincere thanks and best wishes. Full details of the Board and Committee changes during 2022 are set out on page 153.
Ring-fencing governance
Although this is Lloyds Banking Group plc’s corporate governance report, I would like to thank Nigel Hinshelwood, Sarah Bentley and Brendan Gilligan for their continued and valued contribution as non-executive directors of Lloyds Bank plc and Bank of Scotland plc (the Ring-Fenced Banks), which represent the majority of the Group’s banking activities. Further details regarding the Group’s ring-fencing arrangements and the critical role these directors play in the Group’s overall governance structure are set out on page 147.
Board evaluation
An external evaluation of the Board’s effectiveness was undertaken by Dr Tracy Long of Boardroom Review Limited in 2022. Further information on the findings and process can be found on page 150.
Corporate Governance Code
The Company’s statement of compliance with the UK Corporate Governance Code 2018 can be found on page 138.
Stakeholder engagement
The Board recognises the importance of engaging with all its stakeholders. Meeting the Group’s responsibilities and duties to shareholders and the communities we serve is central to our purpose. Further details on how the Board takes account of stakeholder interests are set out on pages 143 to 144.

Robin Budenberg
Chair

CORPORATE GOVERNANCE

UK Corporate Governance Code
Compliance statement
The UK Corporate Governance Code 2018 (the Code) applied to the financial year ended 31 December 2022. The Code is available at www.frc.org.uk.
The directors’ report is set out in a way that helps shareholders and investors to evaluate how the Company has applied the principles and complied with the provisions of the Code during 2022. The table below signposts the most relevant parts of the Annual Report, in particular where supporting information is not in the directors’ report.
The Company confirms that it applied the principles and complied with all the provisions of the Code throughout 2022. An externally facilitated evaluation of the Board took place in 2022 and further information on the findings and process is on page 150.

Principles of the Code

1. Board leadership and company purpose (pages 139 to 147)	Page(s)
Chair's introduction	137
Our Board	103 to 106
Purpose, values and strategy	142
Culture	145 to 146
Board stakeholder engagement	143 to 144
Risk assessment	39 to 44
Risk management	45 to 100
Rewarding our workforce	107 to 135

2. Division of responsibilities (page 148)
Our Board and governance structure	139
Independence and time commitments	154
Committee reports	107 to 108, 124, and 153 to 167
Board and Committee meeting attendance	140

3. Composition, succession and evaluation (pages 149 to 151)
Our Board	103 to 106
Our Board and governance structure	139
Board and Committee meeting attendance	140
Nomination and Governance Committee report	153 to 155

4. Audit, risk and internal control (page 152)
Audit Committee report	156 to 160
Risk management	45 to 100
Principal risks and emerging risks	40 to 44
Board Risk Committee report	161 to 166
Going concern	168

5. Remuneration
Directors' remuneration report	107 to 135

CORPORATE GOVERNANCE
Board leadership and company purpose
The role of the Board
The Board is collectively responsible for promoting and assessing the long-term, sustainable success of the Group, generating value for shareholders and contributing to wider society.
The Board establishes the Group’s purpose, values and strategy and seeks to ensure that the Group is Helping Britain Prosper. The Board approved the Group’s current strategy in February 2022 and you can read more about how the Board has overseen the changes and planning required for the delivery of the new strategy by the Group Chief Executive, supported by the wider executive management team, on page 142.
The Group’s role as a sustainable and inclusive business is central to its purpose, with the Board’s Responsible Business Committee overseeing the Group’s ambitions in building a truly purpose-driven organisation. Read more about the Responsible Business Committee on page 167.
The Board is also responsible for ensuring that the Group’s culture is aligned with its purpose, values and strategy. Read more about how the Board assesses and monitors the Group’s culture on pages 145 to 146.
The Board retains ultimate responsibility for ensuring the necessary resources are in place to meet agreed objectives. The effective management of risk is central to the Group’s strategy, supported by the Group’s enterprise risk management framework, which is discussed in the risk management report on pages 45 to 100.
The Board recognises that engaging with, and acting on the needs of, the Group’s stakeholders is key to achieving the strategy and long-term objectives of the Company. Read more about how the Board engages with stakeholders on pages 143 to 144.
The key decisions and matters reserved for the Board’s approval, such as the Group’s long-term strategy and priorities, are set out in the Group’s Corporate Governance Framework, which is reviewed periodically by the Board. The Board is supported by its Committees which make decisions or recommendations on matters as delegated to them under the Corporate Governance Framework, including Board appointments, the effectiveness of internal controls and the risk management framework, financial reporting, governance and remuneration policies. This enables the Board to spend a greater proportion of its time on strategic, forward-looking matters. Read more about the Corporate Governance Framework on page 154.
Each Board Committee comprises non-executive directors only and has an experienced chair. The Committees are managed on the same basis as the Board. The structure of each Committee seeks to facilitate open discussion and debate and ensure adequate time for Committees’ members to consider all proposals.
The executive directors make decisions within the parameters and principles set out in the Corporate Governance Framework, which aims to ensure that decisions are made by management under the correct authority. However, where appropriate, any activity can be brought to the full Board for consideration, even if the matter falls within agreed executive parameters.
There are executive committees established to support the Group Chief Executive (Group Chief Executive Committees), in particular the Group Executive Committee. Read about the Group Chief Executive Committees on pages 48 to 49.
The terms of reference for the Board Committees and the matters reserved for the Board can be found at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance

CORPORATE GOVERNANCE
Board meetings in 2022
There were nine Board meetings during 2022. There are separate boards and board committees of Lloyds Banking Group plc, Lloyds Bank plc, Bank of Scotland plc and HBOS plc, but most meetings of these companies are held concurrently and we refer to this as the ‘Aligned Board Model’. As most of the Group’s business sits within Lloyds Bank plc and Bank of Scotland plc (together, the Ring-Fenced Banks), the interests of the Ring-Fenced Banks and the Group are aligned in most circumstances. This model is supported by a number of safeguards to enable us to operate in this way, including the appointment of three Ring-Fenced Bank-only non-executive directors and a Ring-Fenced Bank risk officer, all of whose focus is on protecting the interests of the Ring-Fenced Banks. Read more about the Group’s governance structure and ring-fencing governance arrangements at the bottom of this page and on page 147.
Regular updates are provided to the Board by the Committee Chairs as well as by the Chair, the Group Chief Executive, the Chief Financial Officer, the Chief Risk Officer, the Group Chief Operating Officer and the Chairs of the boards of Lloyds Bank Corporate Markets plc and Scottish Widows Group Limited.
The Group has a comprehensive and continuous forward agenda setting and escalation process in place to ensure that the Board has the right information at the right time and in the right format to enable the directors to make the right decisions. The Chair leads the process, assisted by the Group Chief Executive and Company Secretary. The process ensures that sufficient time is being set aside for strategic discussions and business critical items. The Chair and the Committee Chairs ensure Board and Committee meetings are structured to facilitate open discussion, debate and challenge.
The process of escalating issues and agenda setting is regularly reviewed as part of the Board evaluation with enhancements made to the process, where necessary, to ensure it remains effective.
The non-executive directors also receive regular updates from management to give context to current issues.
The Chair held a number of meetings with the non-executive directors without the executive directors present.

Board and Committee composition and attendance in 2022[1]						© Chair

Board member	Board	Nomination and Governance Committee	Audit Committee	Board Risk Committee	Remuneration Committee	Responsible Business Committee
Robin Budenberg	9/9 ©	6/6 ©			7/7	4/4
Charlie Nunn	9/9
William Chalmers	9/9
Alan Dickinson	9/9	6/6	6/6	10/10	7/7 ©	4/4
Sarah Legg	9/9		6/6 ©	10/10		4/4
Lord Lupton	8/9[5]					4/4
Amanda Mackenzie	9/9	6/6			6/7[5]	4/4 ©
Harmeen Mehta	9/9
Stuart Sinclair[2]	4/4	2/2			2/3[5]	2/2
Cathy Turner[3]	2/2				2/2
Scott Wheway[4]	3/3	2/2		3/4[5]
Catherine Woods	9/9		6/6	10/10 ©	7/7
1Where a director is unable to attend a meeting he/she receives papers in advance and has the opportunity to provide comments to the Chair of the Board or to the relevant Committee Chair.
2Stuart Sinclair retired from the Board on 12 May 2022.
3Cathy Turner joined the Board and the Remuneration Committee on 1 November 2022.
4Scott Wheway joined the Board, the Nomination and Governance Committee and the Board Risk Committee on 1 August 2022.
5Unable to attend due to a pre-existing commitment.

Focus on the Ring-Fenced Banks
All of the Lloyds Banking Group plc directors sit on the boards of the Ring-Fenced Banks together with three additional non-executive directors:
•Nigel Hinshelwood – Senior Independent Director and a member of the Audit, Remuneration, Board Risk and Nomination and Governance Committees of the Ring-Fenced Banks
•Sarah Bentley – non-executive director and a member of the Remuneration Committee of the Ring-Fenced Banks
•Brendan Gilligan – non-executive director and a member of the Audit and Board Risk Committees of the Ring-Fenced Banks
Since the Ring-Fenced Banks represent the majority of the banking activities of the Group, Nigel Hinshelwood, Sarah Bentley and Brendan Gilligan play an important role in the Group’s overall governance structure. Read their biographies and more about the Group’s structure and ring-fencing governance arrangements on page 147.

CORPORATE GOVERNANCE
Key focus areas
This page shows some of the key focus areas of the Board during 2022 and highlights the stakeholder groups central to those matters considered and decisions taken.

Stakeholder key:
Customers and clients	Society and environment
Shareholders	Suppliers
Colleagues	Regulators and government

Key focus areas for 2022

	Matters approved	Other matters considered/undertaken	Stakeholders

Purpose, culture and values	•Purpose, culture and values – read more on pages 145 to 146 •Operation and effectiveness of the Remuneration Policy •Net-Zero Banking Alliance targets •Modern slavery and human trafficking statement	•Leadership and culture to align with the new structure •Updates on colleague engagement including support to colleagues in light of cost of living increases

Customers and clients	•Group customer dashboard •Implementation of Consumer Duty plan – read more on page 142 •Operational Resilience Self-Assessment	•Ongoing support for customers and clients in light of the increases in the cost of living – read more on page 143 •Customer experience and customer fair value

Strategy	•Group’s new strategy and investor communications - read more on page 142 •Cost of living priorities •Investment in Citra Living
•Strategy day and sessions to discuss implementation of the Group’s new strategy, including purpose, governance and milestones and metrics – read more on page 142
•New Group Executive operating model
•Competitor analysis

Financial
•Four-year budget and operating plan
•Annual Report, Form 20-F, half-year results and quarterly interim management statements
•Payment of final dividend for 2021 and an interim dividend for 2022
•Share buyback programme
•Financial updates from the Chief Financial Officer including key financial highlights, performance against budget and sub-group business performance •Economic forecasts

Risk management and regulatory	•Risk appetite metrics •Group Speak Up Champion - read more on page 144 •Group Recovery Plan and PRA Resolvability Assessment Framework submission to the PRA	•Risk reports and reports from the Board Risk Committee •Model risk •Regulatory capital in the context of potential stress events •FCA Firm Evaluation •PRA Periodic Summary Letter

Governance	•Non-executive director Board and Committee appointments •Actions arising from the externally evaluated board effectiveness review •Board diversity policy •Corporate Governance Framework	•Executive succession plan and development plan for 2023 •Key themes for Board focus •Proposed format of the 2022 Annual General Meeting

CORPORATE GOVERNANCE
Board oversight

How governance contributes to the delivery of our strategy

Our governance arrangements contribute to the development and delivery of our strategy in various ways, including by creating accountability and responsibility, information flow and independent insight from the non-executive directors.
The Board is responsible for establishing the Group’s strategy and reviewing delivery of that strategy by the Group Chief Executive, supported by the wider executive management team.
In 2022 the Board approved a new strategy and has overseen the planning and changes required for its delivery. The timeline below summarises some of the key strategy-related matters which the Board discussed or received updates on.

Focus of Board discussion or update
Jan	Finalising our purpose-driven mission statement and financial and delivery plan for the strategy
Feb	Approving the strategy, financial plans and investor communications
Apr	Approach to implementing the strategy
May	Plans for strategy mobilisation, in particular design of the target operating model and technology resilience
Jun	Board offsite discussing and reviewing strategic progress and priorities in key business areas, the path to net zero and mobilisation activity to support delivery of the strategy
Jul	Review of proposed strategy metrics for the Board
Sep	Progress on mobilisation and execution of our strategy
Nov	Board offsite discussing and reviewing impacts on the Group’s strategy of the changing economic environment, strategic delivery progress, selected strategic priorities and purpose update
Dec	Reviewing the draft four-year financial plan, including the impact of the Group’s strategic investment plan
Our focus on Consumer Duty
The Board is committed to delivering good outcomes for the Group’s customers and, as we continue to move towards becoming a truly purpose-driven business, this remains at the heart of our strategy.
The FCA’s new Consumer Duty sets higher and clearer standards of consumer protection across financial services, requiring firms to put their customers’ needs first. As an organisation, we are already focused on the delivery of good outcomes for our customers - the Consumer Duty is the next step in the evolution of how we do this and will drive broader cultural change. There will be greater focus on the outcomes customers receive – whether products and services meet customer needs and offer fair value, if customers understand the information with which they are being provided and if customers are given the support required to meet their financial objectives.
The Responsible Business Committee, under delegated authority from the Board, provides oversight of the implementation, and ongoing consideration, of Consumer Duty, with the Board Risk Committee overseeing related risks. The Group has appointed two Consumer Duty Champions who will help ensure Consumer Duty is considered in senior strategic discussions. Amanda Mackenzie, as Chair of the Responsible Business Committee, is the Group Consumer Duty Champion, with John Reizenstein, non-executive director of Scottish Widows Group Limited (and Chair of its Risk Oversight Committee), fulfilling a similar role with the Insurance, Pensions and Investments business.
Our focus on cyber security and risk
Technological resilience is vital to the provision of a secure and reliable service to customers. The Board recognises the importance of cyber security and the Nomination and Governance Committee therefore made a priority the recruitment to the Board of additional technology expertise, resulting in the appointment of Harmeen Mehta. Harmeen is Chief Digital and Innovation Officer at BT and brings to the Board 25 years’ experience leading digital, engineering, IT and innovation transformation.
The Group’s Information Technology and Cyber Advisory Forum (ITCAF) was established in 2018 to enable a smaller group of Board members, as well as directors of Lloyds Bank plc and Bank of Scotland plc, to engage in more detailed review of the Group’s IT-related operational risks. ITCAF considers matters of cyber security and cyber issues generally as well as a wide range of technology matters. This helps inform and enhance discussions at the Board and the Board Risk Committee, to which ITCAF reports. Cyber risk is considered by the Board Risk Committee as part of oversight of operational resilience risk.
Our focus on net zero
The Board has overall oversight of environmental, social and governance (ESG) matters. Sustainability and inclusivity are integral elements of our Group strategy; supporting the UK’s transition to net zero is therefore closely aligned with our purpose of Helping Britain Prosper. Our Board-level Responsible Business Committee oversees the Group’s performance as a responsible business, including the delivery of our sustainability strategy.
The Group continues to make good progress against our net zero ambitions and we have published our first Group climate transition plan, including seven sector-specific Net-Zero Banking Alliance targets, in our dedicated environmental sustainability report. We engage proactively with investors and other key stakeholders throughout the year on our sustainability priorities and plans. Given net zero and sustainability are at the heart of our purpose-driven strategy, with ambitious climate targets reflected in strategic objectives, the good progress already being made in this area and the Group’s existing focus on disclosure, transparency and engagement, the Board does not believe it is necessary to propose a separate climate vote at the Company’s 2023 annual general meeting at this time. We will continue to be transparent on our sustainability strategy, targets, plans and progress.
Read more about net zero in the Lloyds Banking Group environmental sustainability report, which can be found at www.lloydsbankinggroup.com.

CORPORATE GOVERNANCE

Stakeholder engagement
As in 2021, the non-executive directors undertook a tailored engagement programme which allowed them to hear directly from their key stakeholders, including customers, clients and colleagues.
The programme was designed to help the directors better understand what matters in the lives of customers and colleagues, the role the Group plays in supporting them and how the Group is performing in that regard, in turn helping to inform the directors’ decision making.
A variety of activities took place under the programme, including meetings with customers and clients, and conversations with colleagues to understand the matters which are most important in their lives, both at and outside work, and the challenges these stakeholders face as the external economic environment continues to evolve. The non-executive directors found these sessions to be of great benefit, providing many valuable insights which helped in their review of the proposals considered by the Board during the year.

The Responsible Business Committee reports regularly to the Board on all of its activities, including on its colleague engagement agenda. The Board will continue to consider its arrangements for engaging with the Group’s workforce to ensure they remain effective and to encourage meaningful dialogue between the Board and colleagues.
Examples of engagement with colleagues included:
•Regular review by the Responsible Business Committee of workforce engagement reports, covering key issues raised by colleagues, trends on people matters and updates on colleague sentiment
• Review by the Responsible Business Committee of the findings of surveys of colleague sentiment and views, including annual and ad hoc surveys and review of the progress being made in addressing the matters colleagues have previously raised
• A related annual report to the Board, summarising all colleague engagement activity, key themes and issues which colleagues have raised during the year
• Non-executive directors attended a number of colleague focus groups to discuss themes from the annual colleague survey, the Group’s new strategy and values, pay and reward and hybrid working. They also attended sessions where they were able to observe colleagues at work, including Fraud team colleagues handling customer calls
• The approach to colleague surveys will continue to evolve in the coming year, with insight from monthly ‘Pulse’ surveys being used to inform the discussion topics for future non-executive director/colleague focus groups
• Town Hall sessions were hosted by both the Chair and the Group Chief Executive, complemented by engagement sessions led by other senior leaders with feedback shared with the wider Board. The Group Chief Executive also held sessions with colleagues from a number of specific business areas across the Group
• Board members attended a range of other events held for the Group’s senior leaders and other colleague network events
Shareholders
The Group has one of the largest shareholder bases in the UK, with more than two million shareholders including most of our colleagues. The Board is committed to understanding the needs and expectations of all our shareholders, both private and institutional.
Examples of Board engagement with shareholders included:
• Regular updates from Investor Relations on market views and shareholder sentiment, including an annual presentation from the Group’s corporate brokers on market dynamics and perception of the Group
• The Board’s Nomination and Governance Committee considered correspondence received from institutional shareholders and non-governmental organisations, along with market feedback
• A number of directors engaged with shareholders, including the Chair and principally the Group Chief Executive and Chief Financial Officer, holding over 82 meetings with institutional shareholders, considering matters including the Group’s strategy, its purpose and its financial performance
• The Senior Independent Director held sessions with both institutional shareholders and proxy agencies to help better understand their views of the Group and to provide updates on a range of current topics. As Remuneration Committee Chair, the Senior Independent Director also engaged with shareholders on matters relevant to remuneration
• Overall, the Group undertook c.300 meetings with institutional investors, many of which were attended by management and directors
• A virtual Board Governance Event was also held in December for institutional shareholders and other key investor stakeholders, with the opportunity to put questions to the Chair and the chairs of the Board Committees

Our stakeholders
Customers and clients
The Board has an ongoing commitment to understanding and addressing customer and client needs, which remains central to achieving the Group’s strategic ambitions. Examples of Board engagement with customers and clients included:
•Dedicated updates from across the organisation, which identified areas of customer and client concern, covering a range of internal and external performance measures; in addition, concerns relevant to customers and clients were identified for consideration in wider proposals put to the Board
•Regular updates giving insight into the Group’s performance in delivering on its customer and client related objectives and commitments, assisting in determining where further action was required to meet these objectives
•The Chair and the Group Chief Executive attended customer and client engagement events across all main regions of the UK, providing an important opportunity for customers and clients to raise their concerns directly with these Board members
•Non-executive directors attended special events to provide a deeper insight into the issues which customers and clients have faced during the year, which included sessions on the challenges of buying and owning a home, the practical issues faced as a consequence of the cost of living crisis, the challenges customers face in day to day family life and the issues which our commercial and SME clients are routinely facing.
Colleagues
Colleagues remain a vital part of the delivery of the Group’s strategic ambitions and the Board continues to recognise this in its engagement with colleagues, which has again this year included a variety of sessions across the Group, to discuss topical issues relating to challenges at and outside work.
Following a review in 2021 of how the Board engages with the Group’s workforce, the Board’s Responsible Business Committee has continued to be the designated body for workforce engagement, providing focus, but with the Board also retaining a commitment for individual Board members to continue to engage with colleagues directly throughout the year. The Board considers these arrangements to be effective as they enable a broad range of colleague engagement activities, as described in this section.

CORPORATE GOVERNANCE

Society and environment
The Group is present in almost every community in the country and the Board therefore places great importance on engagement and action to help these communities prosper, while helping to build a more sustainable and inclusive future.
Relevant engagement included:
• Updates on climate, environmental and social matters, covering all aspects of the Group’s business, where the Board reviewed progress made against its stated ambitions in these areas and agreed any further action it considered was required
• The Board continues to be supported in environmental matters by its Responsible Business Committee. The Committee considers stakeholder views on all matters relating to the Group’s ambition to be a trusted, sustainable, inclusive and responsible business, and the report of the Committee on its work during the year can be found on page 161.

Getting closer to customers
The Board is very conscious of the impact on our customers of the ongoing increases in the cost of living and the importance of supporting our customers. During the year the Board has received updates from management on the impacts on customers across our businesses, including regular feedback from the Group Chief Executive. The Board has also had the opportunity to discuss the impact of the cost of living increase with our regulators.
Board members have also sought to develop further their understanding of customers’ needs and how the Group can support them via customer focus groups and a choice of call recordings, in each case on a range of topics.
Find out more about how we’re helping customers in our social sustainability report, which can be found at www.lloydsbankinggroup.com.

Regulators and government
The Board continues to maintain strong and open relationships with the Group’s regulators and with government authorities, including key stakeholders such as the FCA, the PRA, HM Treasury and HMRC.
Relevant engagement included:
• The Chair and individual directors, including Chairs of the Board’s Committees, held continuing discussions with the FCA and PRA on a number of aspects relevant to the evolving regulatory agenda
• The Board regularly reviewed updates on wider Group regulatory interaction, providing a view of key areas of focus and also progress made in addressing key regulatory priorities
• A meeting was held between the Board and the PRA in July to discuss the outcomes and progress of action relevant to the PRA’s Periodic Summary Meeting letter

Supporting colleagues – whistleblowing
Speak Up (the Group’s whistleblowing programme) enables colleagues to raise matters of concern. Alan Dickinson is the Group’s whistleblowing champion and is responsible for overseeing the integrity, independence and effectiveness of the Group’s whistleblowing procedures.
In addition, the Audit Committee reviews reports on whistleblowing to ensure that there are arrangements in place which colleagues can use in confidence to report relevant concerns and reports on its review to the Board.

Suppliers
The Group has a number of partners it relies on for important aspects of our operations and customer service provision, and the Board recognises the importance of these supplier relationships in achieving the Group’s wider ambitions.
Engagement with suppliers included:
• The Board’s Audit Committee considered reports from the Group’s Sourcing and Finance teams on the efficiency of supplier payment practices, including those relating to the Group’s key suppliers, ensuring our approach continued to meet wider industry standards
• The Board continued to oversee resilience in the supply chain, ensuring our most important supplier relationships were not impacted by potential material events
• The Board has an ongoing zero tolerance approach towards modern slavery in our supply chain, and receives updates on ongoing enhancements to the Group’s supplier practices, including measures to address the risk of human trafficking and modern slavery in our wider supply chain

CORPORATE GOVERNANCE

Our new values
During 2021 and 2022, we embarked on ‘Growing our Culture Together’ – a rigorous research programme involving thousands of colleagues across the organisation, to gather views and insights about our current and aspirational culture.
Focusing on culture
We listened to our people to understand how it feels to work here, the role our culture plays and what improvements could be made. As we have continued to build our purpose into everything we do throughout 2022, we have taken on board further feedback and evolved our approach.

Our strategy sets out our plan to become a truly purpose-driven organisation and our culture is a fundamental enabler of that.
Board members were deeply engaged throughout the ‘Growing our Culture Together’ programme, participating in some of the ‘culture conversations’, allowing them both to input and hear directly from colleagues on this subject. These outputs ensured that the ‘colleague voice’ was central to the creation of a draft set of values. The draft set of values was then shared with colleagues to be further refined, with over 12,000 giving feedback to shape the final set which was launched in May 2022.
We continued to listen to further feedback as well as external development with the rising importance of sustainability. We recognised the need to simplify our frameworks and enhanced our values to guide not only how we act and behave but also how we make decisions.

CORPORATE GOVERNANCE

Board engagement in 2022 and beyond
Our non-executive directors continue to engage with colleagues to deepen their understanding of how colleagues experience our culture through the Closer to Clients, Customers and Colleagues programme. Throughout 2022, non-executive directors attended a range of focus groups where colleagues discussed key themes from our annual colleague survey, our new strategy and values, pay and reward to hybrid working. Non-executive directors have been able to apply the insights gained from these sessions along with those from other colleague events across the business to inform their involvement in Board discussions and strategic direction.
For 2023 our approach continues to evolve, with insight from our monthly Pulse surveys and other relevant upcoming Board agenda items informing the discussion topics for our non-executive director colleague focus groups.
Board monitoring of culture progress
The Board continues to monitor the Group’s progress on culture and colleague sentiment drawing on insight from various sources – annual and monthly colleague surveys and the Financial Services Culture Board survey, as well as quarterly Workforce Engagement updates. Collectively, these updates inform the Board of organisational changes impacting the workforce as well as external issues impacting colleagues and their wellbeing (such as the rise in the cost of living).
We have evolved our colleague listening strategy to an ‘always on’ approach, seeking more frequent views from colleagues. This will provide the Board with more timely and relevant insight to inform its strategic discussions
Looking to the future
During 2023, we will build on the work already undertaken on culture, recognising that this needs to continue evolving to support the Group’s purpose. We understand the organisational shifts that we need to make. These have been shared with the Board, along with the actions needed to support the system, behaviour and symbolic changes needed to achieve them. Our Colleague Survey has provided us with a baseline for our current position and we will continue to leverage our evolved listening approach to understand the success of our actions and where further focus may be needed.

CORPORATE GOVERNANCE
Group structure and ring-fencing governance arrangements
Since 1 January 2019, UK legislation has required large UK banks to separate personal banking services, such as current and savings accounts, from riskier activities, such as investment banking, in other parts of their business. This is called ring-fencing. The Group’s structure and governance arrangements meet these regulatory requirements. Lloyds Bank plc and Bank of Scotland plc are the banks, within the Group, which have been included within the ring-fence (together, the Ring-Fenced Banks). The governance structure focuses on ensuring:
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
The subsidiaries of the Group are structured into the following sub-groups under Lloyds Banking Group plc, providing effective governance for the business undertaken in each sub-group:
•Ring-Fenced Banks sub-group containing Lloyds Bank plc and Bank of Scotland plc (including the Halifax and MBNA businesses), serving both their UK personal and commercial customers
•Non-Ring-Fenced Bank sub-group – Lloyds Bank Corporate Markets plc – which provides products and services to Group customers that are not allowed within the ring-fence, as well as serving financial institutions’ customers and holding certain of the Group’s subsidiaries and branches outside the UK
•Insurance sub-group under Scottish Widows Group Limited (including Scottish Widows Limited)
•Equity sub-group under LBG Equity Investments Limited (including Lloyds Development Capital (Holdings) Limited)
The boards of the Ring-Fenced Banks comprise all of the Group directors plus three additional independent non-executive directors: Nigel Hinshelwood (Senior Independent Director), Sarah Bentley and Brendan Gilligan. These Ring-Fenced Bank-only directors are independent of the management and the rest of the Group and their role is to act exclusively in the best interests of the Ring-Fenced Banks. They play a crucial role in the governance structure, with an enhanced role in managing any potential conflicts between the Ring-Fenced Banks and the Group.

Ring-fenced Bank-only directors
Nigel Hinshelwood
Senior Independent Director Lloyds Bank plc and Bank of Scotland plc

Appointed: January 2019
Skills, experience and contribution:
•Extensive experience in the financial services sector having worked across the UK and Europe, North and South America, the Middle East and Asia Pacific
•Significant experience of large-scale transformation, operations and technology
Nigel was a partner at Ernst & Young (subsequently Cap Gemini Ernst & Young) for many years where he held numerous positions including Head of Financial Services and Chief Executive Officer of Southeast Asia.
Before becoming a non-executive, he was the Head of HSBC UK and Deputy CEO of HSBC Bank plc. Within the HSBC Group he held a number of executive appointments including Head of HSBC Insurance Holdings, Chief Operating Officer for Europe, Middle East and Africa and Global Head of Operations. Nigel was formerly a Non-Executive Director of Lloyd’s of London Franchise Board.
Sarah Bentley
Independent non-executive director Lloyds Bank plc and Bank of Scotland plc

Appointed: January 2019
Skills, experience and contribution:
•Extensive digital and digital transformation experience
•Strong customer and marketing skills
Sarah is Chief Executive Officer and Executive Director of Thames Water Utilities Limited and a Director of Water UK, the trade association of the water and wastewater industry. Prior to joining Thames Water in autumn 2020, Sarah was Chief Customer Officer at Severn Trent plc and a member of its Executive Committee.
Before joining Severn Trent, Sarah was the Managing Partner for Accenture’s Digital business unit in the UK and Ireland. Sarah previously worked internationally in a number of roles including Strategy, Marketing & Propositions for BT’s Global Services division, CEO of Datapoint and Senior Vice President of eLoyalty.
Brendan Gilligan
Independent non-executive director Lloyds Bank plc and Bank of Scotland plc

Appointed: January 2019
Skills, experience and contribution:
•Extensive experience in core strategic finance and controllership roles in the financial services industry
•Significant experience of serving on the boards of regulated financial services businesses in the UK, France, Switzerland and Poland
Brendan’s career began in the Public Audit division of KPMG in Ireland and Canada. He subsequently worked in commercial and consumer banking services and financing with Woodchester Investments plc and, after its acquisition by General Electric Company, with GE Capital until his retirement in April 2018.

CORPORATE GOVERNANCE
Division of responsibilities
Board responsibilities
As Chair, Robin Budenberg has overall responsibility for the leadership of the Board and for ensuring its effectiveness in all aspects of its operation.
The composition of the Board helps ensure that no one individual or small group of individuals dominates the Board’s decision-making. The diversity of skills, experience and background on the Board enables the Board to provide constructive challenge and strategic guidance and to offer specialist advice.
There is a clear division of responsibilities between the leadership of the Board and the executive leadership of the Group – please refer to the role summaries below. The responsibilities of the Chair, Group Chief Executive, Senior Independent Director, Board and Committees are agreed by the Board and publicly available on the Group’s website at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance. The Chair periodically refreshes membership of the Committees.
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
Monitoring time commitments
Non-executive directors are advised of time commitments for the Board and relevant Committees prior to their appointment and are required to devote such time as is necessary to discharge their duties effectively. The time commitments of the directors are considered by the Board on appointment and annually thereafter and, following the most recent review, the Board is satisfied there are no directors whose time commitments are considered to be a matter for concern.
External appointments, which may affect existing time commitments to the Board and its Committees, must be agreed with the Chair and prior Board approval must be obtained. During 2022, Sarah Legg was appointed a non-executive director of Severn Trent plc. The Board considered the time commitment and potential conflicts involved prior to Sarah accepting the role and was satisfied that she would continue to have sufficient time to commit to her Group Board and Committee appointments. The executive directors do not have any significant external appointments. Information on directors’ attendance at meetings can be found on page 140.
The right information and support
The Chair, supported by the Company Secretary, ensures that Board members receive appropriate and timely information. All directors have access to the advice of the Company Secretary and the Group provides access, at its expense, to the services of independent professional advisers in order to assist directors in their role. Board Committees are also provided with sufficient resources to discharge their duties.

Non-executive directors
Chair
Robin Budenberg

Robin Budenberg leads the Board and promotes high standards of corporate governance. He leads in building an effective and complementary Board and sets the Board’s agenda. The Chair also leads Board succession planning and seeks to ensure effective communication with shareholders.

Deputy Chair and Senior Independent Director
Alan Dickinson

As Deputy Chair, Alan Dickinson supports the Chair in representing the Board and deputises for the Chair. The Deputy Chair may also represent the Group’s interests to official enquiries and review bodies.
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

Executive directors	Company Secretary
Group Chief Executive
Charlie Nunn

Charlie Nunn manages and leads the Group on a day-to-day basis, making decisions on matters affecting the operation and performance of the Group’s business and the delivery of the Board’s approved strategy. He delegates aspects of his authority, as permitted under the Corporate Governance Framework, to other members of the Group Executive Committee.

Chief Financial Officer
William Chalmers

Under the leadership of the Group Chief Executive, William Chalmers makes and implements decisions in all matters affecting the management of financial resources. He provides specialist knowledge and experience to the Board. Together with Charlie Nunn, William Chalmers designs, develops and seeks to implement strategic plans and deals with the day-to-day operations of the Group.

Company Secretary
Kate Cheetham

As Company Secretary, Kate Cheetham advises the Board on matters relating to governance, ensuring good information flows and that comprehensive practical support is provided to directors. Kate Cheetham is also responsible for maintaining the Group’s Corporate Governance Framework and organising directors’ induction and training. Both the appointment and removal of the Company Secretary are matters for the Board as a whole.

CORPORATE GOVERNANCE
Composition, succession and evaluation
Composition
The balance of skills, experience, independence and knowledge on the Board is the responsibility of the Nomination and Governance Committee and is reviewed annually or whenever appointments are considered. The Nomination and Governance Committee assesses the skills, experience and knowledge of the non-executive directors on an individual basis and on a collective basis – please see the table below for the results of the latest assessment, which was approved on 18 January 2023. Having the right balance of skills and experience helps to ensure directors discharge their duties effectively.
The Nomination and Governance Committee leads the process for Board appointments, which makes recommendations to the Board. Open advertising and/or an external search consultancy is used for the appointment of the Chair and non-executive directors. Appointments are made on merit and due consideration is given to diversity in its broadest sense, including gender, social, regional and ethnic backgrounds and cognitive and personal strengths.
More details about the processes for the appointments of Scott Wheway and Cathy Turner as non-executive directors can be found on page 155.
Succession planning
The Nomination and Governance Committee ensures plans are in place for orderly succession to both Board and senior management positions and oversees the development of a diverse pipeline for succession. More information about the work of the Nomination and Governance Committee on succession planning can be found on pages 153 and 154.
All directors intend to seek re-election or election at the Company’s annual general meeting in 2023. The Board believes that all directors continue to be effective and committed to their roles.
Evaluation
An externally facilitated evaluation of the Board’s effectiveness was undertaken in 2022. Information on findings of that evaluation can be found on page 150.

Skill	Rating	Skill	Rating
Retail/Commercial Banking	●	Major Change Programmes	●
Financial Markets/ Wholesale Banking/ Treasury	●	ESG: Environment, Sustainability and Climate Change	◕
Insurance	●	ESG: Social, Inclusion and Diversity and Governance	◕
Audit and Finance	●	Listed Board Governance, including Investor Relations and Remuneration	●
Risk – in Financial Institutions	●	Government/ Regulator Interface	●
Technology/Digital	◕	Strategic Thinking	●
Consumer/Marketing/Distribution	◕		

◕ Good experience and knowledge

● Deep experience – distinctive strength

1 Assessment by the Nomination and Governance Committee as at 18 January 2023.

CORPORATE GOVERNANCE

Board evaluation	External Board Effectiveness Review 2022
The Board is committed to independent evaluation of its own effectiveness and that of its committees and individual directors as recommended by the UK Corporate Governance Code 2018. Given the appointment of a new Group Chief Executive in August 2021 and the Group’s ongoing strategy development at that time, the Board agreed that the 2021 Board evaluation would be deferred and that an externally facilitated evaluation of its effectiveness, together with that of its Committees, would be conducted in 2022 in order to allow the review to cover the Board’s effectiveness in overseeing these developments. External board review specialist Dr Tracy Long of Boardroom Review Limited conducted that evaluation. Dr Long is an independent external service provider with no connection to the Group or any individual directors.
The annual evaluation, which is typically facilitated externally at least once every three years, provides an opportunity to consider ways of identifying greater efficiencies, maximising strengths and highlighting areas of further development to enable the Board continuously to improve its own performance and the performance of the Group.
The Chair of the Board, with the support of the Nomination and Governance Committee, leads the Board in considering and responding to the annual review of the Board’s effectiveness, which includes a review of its Committees and individual directors. Performance evaluation of the Chair is conducted by the non-executive directors, led by the Senior Independent Director, considering the views of the executive directors.
The previous external evaluation was conducted in 2018, with internal evaluations having been conducted in 2019 and 2020. Given the Board’s decision to defer the 2021 annual evaluation of its effectiveness until 2022, the Chair undertook additional individual assessments of the non-executive directors in January 2022 and an additional performance evaluation of the Chair was undertaken by the non-executive directors, led by the Senior Independent Director, considering the views of the executive directors also in January 2022.
If directors have concerns about the Group or a proposed action which cannot be resolved, their concerns are recorded in the Board minutes. Also, on resignation, non-executive directors are encouraged to provide a written statement of any concerns to the Chair, for circulation to the Board. No such concerns were raised in 2022 or up to the date of this report.

Stage 1 – June 2022 to August 2022
Dr Long held an initial meeting with the Chair and then conducted one-to-one interviews with each director. Interviews with the heads of the Retail, Commercial Banking and Insurance and Wealth businesses and some of the function heads were also undertaken as part of the process. The themes of the interviews included leadership and contribution, culture and composition and use of time and information.

Stage 2 – July 2022 to September 2022
Dr Long attended the Board and Committee meetings in July and September. This enabled Dr Long to witness and evaluate the Board and Committee processes and behaviours.

Stage 3 – October 2022 to November 2022
Individual feedback was provided by Dr Long to each of the directors in a series of one to one meetings. The findings and proposed actions were presented to the Nomination and Governance Committee and Board in November.

External Board Effectiveness Review 2022
The overall feedback from the review includes that:
•The Board is adding value through appropriate engagement and focus; relationships are based on trust; debates are well informed, and governance is continuously reviewed;
•Directors are well led and briefed by the Chair, the Committee Chairs, the Group Chief Executive and the Chief Financial Officer, with diversity of tenure and experience;
•Meetings are collegiate and supportive;
•There is a shared strategic perspective and regular insights on performance, customer service and ethics, technology and transformation;
•There is significant attention to risk and control; and
•The corporate culture is considered an asset.
The Group intends to report back in its next annual report on the actions taken as a result of the review and the influence on the Board’s composition.

Key findings from the 2022 review
Theme	Strengths	Areas for further development
Board Leadership and Contribution	• The Board has a collegiate, supportive style and an ability to add value to executive judgement.
• Board agendas are flexible, balancing the priorities between strategy, performance and governance.
• Non-executive directors are well prepared and papers are timely and well written.
• Consider further dedicated professional time together outside of Board meetings.
• There is an opportunity for issues to be brought to the Board and Committees earlier to allow more scope for discussion.
• Board refreshment with a range of tenures, skills and diversity of perspective is critical in quality decision-making.
• Reviews of the composition of the Committees to ensure sufficient experience to cross-reference matters.

Strategy	• The Board is focused on purpose and strategy throughout the year. • Shareholder communication and feedback to the Board is high on the agenda, noted by all directors.	• Continued awareness by all directors of the changes and challenges in the external environment.
• Consider broadening the customer lens to give an even more holistic view of market changes, opportunities and risks.

Risk and Control	• The Board and the Committees pay significant attention to risk and control.
• Delegated committees are used appropriately for detailed review and the oversight of implementation, allowing the Board to focus on strategy and purpose.
• There are extensive and knowledgeable discussions at the Board and Committees on cyber defence and data protection.
• Ongoing development of agenda and papers to encourage broader discussion on priorities.
• Consider a review of the definitions of the three lines of defence.
• Continue focus on learning through presentations of ‘lessons learned’.

People, Culture and Environment	• The Chair has set the tone and standard for the Board with continuous attention to purpose and values.
• There is a positive corporate culture with strong focus on customer needs, collaboration and teamwork.
• Ongoing attention to leadership and talent development.
• Ongoing commitment from the Group Chief Executive, Group Executive Committee and the Board to ensure that the culture of accountability is demonstrated from the top.
• Continued focus on data, cyber, environmental issues and impact (including net zero) and inclusion and diversity.

CORPORATE GOVERNANCE
Board training
The Chair is responsible for leading the development, and monitoring the effective implementation, of training policies and procedures for the directors. On appointment, each director receives a formal and tailored induction. There is also a programme of ongoing training for directors.
The directors are committed to their own ongoing professional development and the Chair discusses training with each non-executive director at least annually. The Company Secretary oversees a training plan for the non-executive directors, with the plan for 2022 discussed at the Nomination and Governance Committee at the start of the year with the non-executive directors encouraged to suggest training topics of interest.
Induction
New non-executive directors like Scott Wheway and Cathy Turner receive a tailored induction that focuses on the Group’s culture and values, stakeholders, strategy, structure, operations and governance.
The emphasis is on ensuring that the induction brings the business and its issues alive, taking account of the specific role the director has been appointed to fulfil and their skills and experience to date.
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
Meetings are scheduled with the directors, the Company Secretary, Group Executive Committee members, and other senior managers to discuss aspects such as:
•Group strategy including key priorities and challenges
•Overview of the business and Group operations
•The UK banking regulatory framework, key legal risks and corporate governance
•Overview of the Board and relevant Committees
•People, culture, values, purpose and remuneration
•Environmental, Social and Governance priorities including climate and inclusion and diversity
•Cyber security, data protection and operational resilience
•Introduction to Finance (including meetings with auditors)
•Overview of the Risk function (including the Ring-Fenced Bank Risk Office) and Audit function
•Capital management and liquidity
•Business and Commercial Banking
•Mass Affluent
•Consumer Relationships
•Corporate and Institutional Banking
•Scottish Widows Group Limited and the Insurance, Pensions and Investments sub-group
•Lloyds Bank Corporate Markets plc and the Non-Ring-Fenced Bank sub-group
•LBG Equity Investments and the Equity sub-group

I received a comprehensive and thorough induction that provided clarity on the key issues facing the Group as a whole, together with specific insight into the insurance and pensions business. The induction equipped me with the necessary institutional knowledge to perform my roles as a non-executive director of Lloyds Banking Group and as Chair of Scottish Widows Group.

Scott Wheway
Non-executive director of Lloyds Banking Group plc and Chair of Scottish Widows Group
Group training modules
Non-executive directors are asked to complete training modules on a quarterly basis. In 2022, these modules were on:
•Information risk and cyber security
•Anti-bribery: fighting fraud and financial crime
•Conduct Rules
•Speak Up (the Group’s whistleblowing programme)
Other training
Training sessions have been offered across a range of topics of particular interest that were chosen to complement the Board agenda and facilitate advanced discussion. Where training was offered online, the sessions have been recorded and made available to all directors. The topics are produced based on the level of knowledge and experience of Board members. Key topics during 2022 included:
• Banking Skills Refresh – Commercial and Retail
•Risk Management – Internal Capital Adequacy Assessment Process and Internal Liquidity Adequacy Assessment Process
• Treasury Insights – Opportunities and Risks
In addition to the above, a board incident management exercise was undertaken.
Committee specific training is agreed by Committee Chairs as and when needed such as IFRS 17 training this year for members of the Audit Committee and training for members of the Responsible Business Committee by external and internal subject matter experts on the themes of nature and biodiversity loss.
Directors who take on new roles or change roles during the year attend induction or handover meetings in respect of those new roles.

Audit and Risk Committee Forum for non-executive directors
In November 2022 there was an inaugural Audit and Risk Committee Forum, which was attended by Group, Insurance and Lloyds Bank Corporate Markets Audit and Board Risk Committee members as well as colleagues from the business.
The aims of this informal forum were to network and to have interactive discussion to gain a shared understanding and appreciation of common areas of interest. The topics discussed were strategic transformation, data, risk and controls and climate risk. It is intended that the Forum will be held on an annual basis going forward.

CORPORATE GOVERNANCE
Audit, risk and internal control
Audit and risk
There are formal policies and procedures in place designed to ensure the independence and effectiveness of the internal and external audit functions. Group Internal Audit is a single independent internal audit function, reporting to the Audit Committee. Further detail can be found in the sections headed ‘Group Internal Audit’ and ‘Auditor independence and remuneration’ on page 159.
The Board has delegated a number of responsibilities to the Audit Committee, including monitoring and reviewing financial reporting, the effectiveness of internal controls and the risk management framework, whistleblowing, the internal audit process and the external auditor’s process. The Audit Committee reports regularly to the Board on its activities, and its report for 2022, confirming how it has discharged its duties, can be found on pages 156 to 160.
Requirements that the annual report is fair, balanced and understandable are considered during the drafting and reviewing process and the Board has concluded that the 2022 annual report meets this requirement. The Board is supported in this by its Audit Committee and a sign-off process involving different sections of the annual report being approved for inclusion by senior management, with additional review by the Group Disclosure Committee. Related information on the Company’s business model and strategy can be found on pages 3 to 21.
The Board is responsible for the Group’s risk management and internal controls systems, including the determination of the nature and extent of risk the Company is willing to take. Risk is further managed through the Board-approved risk management framework, as discussed in the risk management report on pages 45 to 100. The Board Risk Committee assists the Board in fulfilling its risk governance and oversight responsibilities, including by the provision of advice to the Board on risk strategy and overseeing the development, implementation and maintenance of the Group’s overall risk management framework, strategy, principles and policies and its risk appetite. The Board Risk Committee reports regularly to the Board on its activities and its report for 2022, confirming how it has discharged its duties, can be found on pages 161 to 166.
Internal control
Board responsibility
The Board is responsible for, and monitors, the Group’s risk management and internal control systems. These are designed to facilitate effective and efficient operations and to ensure the quality and integrity of internal and external reporting and compliance with applicable laws and regulations and for the determination of the nature and extent of the principal risks the Group is willing to take in order to achieve its strategy. The directors and senior management are committed to maintaining a robust control framework as the foundation for the delivery of effective risk management. The directors acknowledge their responsibilities in relation to the Group’s risk management and internal control systems and for reviewing their effectiveness.
In establishing and reviewing the risk management and internal control systems, the directors carried out a robust assessment of the emerging and principal risks facing the Company, including those that would threaten its business model, future performance, solvency or liquidity and reputation, the likelihood of a risk event occurring and the costs of control. The process for identification, evaluation and management of the emerging and principal risks faced by the Group is integrated into the Group’s overall framework for risk governance. The risk identification, evaluation and management process also identifies whether the controls in place result in an acceptable level of risk. At Group level, a consolidated risk report and risk appetite dashboard are reviewed and regularly debated by the Group Risk Committee, Board Risk Committee and the Board to ensure that they are satisfied with the overall risk profile, risk accountabilities and mitigating actions. The report and dashboard provide a view of the Group’s overall risk profile, key risks and management actions, together with performance against risk appetite and an assessment of emerging risks which could affect the Group’s performance over the life of the operating plan. Information regarding the main features of the internal control and risk management systems in relation to the financial reporting process is provided within the risk management report on pages 45 to 100. The Board concluded that the Group’s risk management arrangements are adequate to provide assurance that the risk management systems put in place are suitable with regard to the Group’s profile and strategy.
Control effectiveness review
All material controls are recorded and assessed on a regular basis in response to triggers or at least annually. Control assessments consider both the adequacy of their design and operating effectiveness. Where a control is not effective, the root cause is established and action plans implemented to improve control design or performance. Control effectiveness against all residual risks is aggregated by risk category, reported and monitored via the monthly Key Risk Insights or Consolidated Risk Report (CRR). The Key Risk Insights/CRR are reviewed and independently challenged by the Risk division and provided to the Risk Division Executive Committee and Group Risk Committee. On an annual basis, a point in time assessment is made for control effectiveness against each risk category and across the sub-groups. The RCSA System, Key Risk Insights or CRR are the sources used for this point in time assessment and a year-on-year comparison on control effectiveness is reported to the Board.
Reviews by the Board
The effectiveness of the risk management and internal control systems is reviewed at least annually by the Board and the Audit Committee, which also receive reports of reviews undertaken by the Risk division and Group Internal Audit. The Audit Committee receives reports from the Company’s auditor, Deloitte LLP (which include details of significant internal control matters that they have identified) and has a discussion with the auditor at least once a year without executives present, to ensure that there are no unresolved issues of concern. The Group’s risk management and internal control systems are regularly reviewed by the Board and are consistent with the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting issued by the Financial Reporting Council and compliant with the requirements of CRD IV. They have been in place for the year under review and up to the date of the approval of the annual report. The Group, Ring-Fenced Banks sub-group and Lloyds Bank Corporate Markets plc have achieved full compliance with BCBS 239 risk data aggregation and risk reporting requirements and actively continue to maintain this status.

CORPORATE GOVERNANCE
Nomination and Governance Committee report
Increasing the diversity of the Board and executive remains an ongoing focus for the Committee

Robin Budenberg
Chair, Nomination and Governance Committee

Effective succession planning underpins the development of strong leadership across the Board and executive.
Key activities in 2022
•Board and senior executive succession planning
•Board recruitment and appointments
•Board and Committee composition, skills and training
•Outcomes from the externally facilitated Board evaluation
•Inclusion and diversity

Q&A
Q. How has the Nomination and Governance Committee (the Committee) ensured that the membership of the Board and its Committees remains appropriate?
A. The Committee continually assesses the constitution of the Board and its Committees bearing in mind the strategic requirements of the Group and the need to ensure a strong, diverse and effective Board. The Board also regularly reviews the skills and experience of Board members, including requirements for the future. The appointments of Scott Wheway and Cathy Turner during 2022 helped strengthen the Board’s overall breadth of experience and knowledge recognising, in particular, the significant financial services experience they both have.

Q. What role did the Committee play in consideration of the senior executive appointments made during 2022?
A. The Committee’s responsibilities include oversight of the development of a diverse pipeline for succession at both Board and senior executive level. The Committee is also responsible for ensuring that senior executives have the right skills, values, attitude and energy to succeed. The Committee reviews the Group Chief Executive’s executive succession planning, with this being given additional focus in 2022, recognising the number of executive appointments made following the launch of the Group’s new strategy. See page 154 for more details.

Q. What are the key areas of focus for the Committee in 2023?
A. Core areas of focus for 2023 will include a continued focus on succession planning at both Board and executive level, together with implementation of recommendations arising from this year’s Board evaluation process. Further enhancing inclusion and diversity at Board and executive level, and beyond, will remain an ongoing area of key focus, together with managing the composition of the Board and its Committees.

Introduction
As mentioned in my introduction to the governance report on page 137, the Group launched an ambitious new strategy in February 2022, following which there have been a number of senior executive appointments made during the course of the year. A key area of focus for the Committee has consequently been consideration of the executive succession planning arrangements put in place by the Group Chief Executive, together with ensuring that the policy for the selection and appointment of senior executives is appropriate. Other key areas of focus for the Committee, also covered in this report, include succession planning at Board level, and the outcomes of the externally facilitated Board evaluation process.
Committee purpose and responsibilities
The purpose of the Committee is to keep the Board’s governance, composition, skills, experience, knowledge, independence and succession arrangements under review and to make appropriate recommendations to the Board to ensure the Company’s arrangements are consistent with the highest corporate governance standards.
Board and Committee changes
Scott Wheway joined the Board as a non-executive director, and as a member of the Nomination and Governance Committee and Board Risk Committee, on 1 August 2022, and Cathy Turner joined the Board as a non-executive director, and member of the Remuneration Committee on 1 November 2022. Scott was also appointed Chair of the Scottish Widows Group with effect from 12 September 2022. Details of the selection process for these appointments can be found on page 155. I would like to take this opportunity to welcome Scott and Cathy, and also to thank Stuart Sinclair for his service to the Group following his retirement as a non-executive director at the Company’s annual general meeting in May 2022.
Succession planning
Consideration has been given to tenure of Board members and potential future Board retirements, and the impact of these on membership of the Board and its Committees. The Committee’s ongoing review of the structure, size and composition of the Board and its Committees helps ensure that the appropriate mix of knowledge, skills, experience, and diversity is maintained. A summary of Board and Committee composition and attendance can be found on page 140.
All changes to the Board and its Committees are overseen by the Committee. Strong succession planning remains a key focus to help ensure the continuation of an appropriate mix of skills, experience and backgrounds. The Committee also continues to consider the overall health of the executive talent pipeline, together with detailed executive succession planning. Key considerations include, for example, cultural and strategic capabilities which will help ensure the continued transformation of the Group and the delivery of its strategic aims. Further details on the Committee’s approach to succession planning can be found on page 154.
Board effectiveness and training
As discussed in last year’s report, the Board agreed the deferral of the Board evaluation due in 2021, with a view to an externally facilitated evaluation taking place during 2022. This was undertaken by an external board review specialist, Dr Tracy Long of Boardroom Review Limited, and full details of the review and its outcomes are provided on page 150. The Committee considered the outcomes of Dr Long’s review and agreed, and recommended to the Board for approval, the action plan arising from the review. The Committee will oversee the implementation of the action plan during 2023. The Committee subsequently undertook an annual review of its effectiveness, the findings of which, together with the outcomes of the Board evaluation process as relevant to the Committee, were considered by the Committee at its January 2023 meeting; it was considered that the performance of the Committee continues to be effective.

CORPORATE GOVERNANCE
The Committee also oversees training undertaken by the non-executive directors. The Chair discusses training with each non-executive director at least annually and, as set out in the summary of Board training on page 151, training sessions have been offered across a range of topics of particular interest, in addition to mandatory training requirements. Learning and engagement opportunities have been undertaken by all non-executive directors in relation to material aspects of the Group’s business.
Independence and time commitments
Based on its assessment for 2022, the Committee is satisfied that, throughout the year, all non-executive directors remained independent1 in character and judgement.
In recommending directors for election and re-election at the annual general meeting, the Committee has reviewed the performance of each non-executive director and their ability to continue meeting the time commitments required, taking into consideration individual capabilities, skills and experiences and any potential conflicts of interest that have been disclosed. The external roles held by all directors were considered to be appropriate. During the processes leading to the appointment of Scott Wheway and Cathy Turner consideration was given to their external roles. In particular, the Committee noted that Cathy Turner’s role as a partner at Manchester Square Partners was on a part-time basis and considered broadly equivalent to a non-executive directorship.
The Group’s Corporate Governance Framework
The most recent annual review of the Corporate Governance Framework was finalised in May 2022. This review resulted in a simplified and more accessible framework, while remaining compliant with relevant obligations and best practice.
As part of its broader governance responsibilities, the Committee considered regular updates on developments in corporate governance during the year, including FCA Policy Statements on Diversity and Inclusion, and Consumer Duty, and the Economic Crime and Corporate Transparency Bill 2022. The Committee also considered correspondence with shareholders.
UK Corporate Governance Code
The Company applied the UK Corporate Governance Code 2018 for the year ending 31 December 2022 and complied with all the provisions. A detailed summary setting out the Company’s compliance can be found on page 138.
The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. The Committee’s terms of reference can be found at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.
Committee composition, skills and experience
To ensure a broad representation of experienced and independent directors, membership of the Committee currently comprises the Chair, Deputy Chair (who is also the Senior Independent Director and Chair of the Remuneration Committee), the Chair of the Responsible Business Committee, together with a further independent non-executive director (who is the Chair of Scottish Widows Group). The Senior Independent Director of the Ring-Fenced Banks also attends meetings as an observer in order to provide insights on matters relevant to the Ring-Fenced Banks when required and as part of his role in the Group’s overall governance structure.
The Group Chief Executive attends meetings as appropriate. Details of Committee membership and meeting attendance during the year can be found on page 140.

1    The Chair was independent on appointment. Under the Code, thereafter the test of independence is not appropriate in relation to the Chair.

Succession planning
Succession planning was a key focus for the Committee during 2022 not only at Board level but, in particular, across key senior management roles following the launch of the Group’s new strategy in February 2022, which resulted in a number of new appointments. As part of its regular oversight and review of the adequacy and effectiveness of succession arrangements for executive directors and members of the senior executive, the Committee received and discussed regular updates from the Group Chief Executive covering the new operating model and executive succession planning arrangements. The strength and diversity of the internal and external appointments achieved was supported by the effectiveness of the Group’s succession planning.
The Chair is responsible for developing and maintaining a succession plan for the Group Chief Executive who is, in turn, primarily responsible for developing and maintaining succession plans for key leadership positions in the senior executive team.
Effective succession planning assists the Group in delivering on its strategic objectives over the medium and longer term by ensuring the desired mix of skills and experience of Board members and executives, this being of particular relevance in the context of the Group’s new strategy. The Board remains committed to developing talent within the executive and management levels across the Group in order to provide opportunities to develop a diverse pipeline of current and future leaders.
The Committee supports the Chair in keeping the composition of the Board and its Committees under regular review and in leading the appointment process for nominations to the Board. This helps ensure continued focus on increasing the overall diversity of the Board, and capacity for future succession planning, also bearing in mind tenure of Board members and potential future retirements from the Board. The appointment process set out on the following page helps illustrate how this works in practice, highlighting the particular focus given to planning for individual roles with specific attributes. Alan Dickinson, the Deputy Chair and Senior Independent Director, will have served as a non-executive director for nine years in September 2023. When considering Alan’s successor as Senior Independent Director, the Committee will give consideration to the recommendation of the FTSE Women Leaders Review that FTSE 350 companies should have at least one woman in the Chair or Senior Independent Director role, and/or one woman in the Chief Executive or Finance Director role by the end of 2025, as the Group does not meet this target as at the date of this report.
The Chair leads an ongoing assessment of the Board’s collective technical and governance skill set and uses a Board skills matrix to track the Board’s strengths and to identify any gaps in the desired collective skills profile of the Board. Consideration is given to a range of factors such as the Group’s future strategic direction and helping to ensure that due weight is given to diversity in its broadest sense. The skills matrix is considered in the appointment of all Board members. The Group’s diversity commitments and outcomes of the Board evaluation process are also taken into consideration.
Succession planning plays a key role in the recognition and promotion of diversity across the Board and senior management, further supported by a range of policies across the Group which promote the engagement of under-represented groups within the business in order to help continue to build a diverse talent pipeline.

CORPORATE GOVERNANCE

Appointment process – non-executive directors
In late 2021, following the announcement that Nick Prettejohn would stand down from the Board, the Board initiated a search process led by the Chair to identify an additional independent non-executive director, who would also succeed Nick as Chair of Scottish Widows Group. Similarly, following the announcement of Stuart Sinclair’s intention to retire from the Board at the annual general meeting in 2022, a separate search process was initiated to identify a further independent non-executive director who would also serve as a member of the Remuneration Committee, this search similarly being led by the Chair. Competitive tender processes led to the appointment of Egon Zehnder (subsequently joined by Hedley May) for the former search process, and Russell Reynolds Associates for the latter. In each case, long lists of candidates were identified before being narrowed down to shortlists of preferred candidates who were then taken through interview processes. Initial interviews were in each case led by the Chair, supported by the Senior Independent Director and other non-executive directors, with the preferred candidates then also undertaking further meetings with certain other members of the Board and senior executive. Candidates for the Remuneration Committee related role also met with the Chief Financial Officer and the Chief People and Places Officer, while candidates for the Scottish Widows related role met with, amongst others, the Group Chief Executive and the Chief Executive Officer of Scottish Widows. The Senior Independent Director of Scottish Widows Group was also involved throughout the recruitment process for the Scottish Widows Group Chair.
During both processes, the Chair kept the Board and the Committee regularly informed on progress, with discussions being held throughout. Following the interviews and additional meetings, formal assessment of the final shortlisted candidates was undertaken against defined competencies, leading to Scott Wheway and Cathy Turner being identified as the preferred candidates for the respective roles, recognising their depth and breadth of relevant knowledge, skills and experience. The Committee’s recommendations for each appointment were subsequently approved by the Board.
Each of these appointments involved a formal, rigorous and transparent appointment process based on merit and objective criteria, with due consideration being given to a broad range of factors such as diversity of gender, social and ethnic backgrounds, cognitive and personal strengths and the Group’s future strategic direction. Each of Egon Zehnder, Hedley May and Russell Reynolds Associates have no connection with the Group or individual directors other than conducting external search services and related activity and, in the case of Russell Reynolds Associates, additional advisory services.
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
Objectives for achieving Board diversity are reviewed on a regular basis. On gender diversity, the Board is committed to maintaining at least four women Board members and over time will aim to reach 50 per cent representation of men and women on the Board to match the 50 per cent ambition that the Group has set for women in senior roles.
Reflecting these aspirations, the Board will also aim to meet the recommendations set out by the FTSE Women Leaders Review, noting that these recommendations, together with the Parker Review recommendations, have now been reflected in the FCA’s Listing Rules and are effective for financial years commencing on or after 1 April 2022. The Board supports the focus on improving gender diversity at the most senior level and, as highlighted on the previous page, will give this due consideration during the appointment process for Alan Dickinson’s successor as Senior Independent Director. The Board does not currently apply the Policy (which is updated annually and was last updated in January 2023) to individual Board Committees, but is comfortable that the diversity of the Board is reflected across Committee memberships. The representation of women on the Board is currently 45.5 per cent (based on five directors being women and six directors being men).
The Group has also set a target of 13 per cent of senior roles to be held by Black, Asian and Minority Ethnic executives by 2025. The Board will therefore aim to reflect this goal with regard to Board members. As at 31 December 2022, the Board continues to meet the recommendation of the Parker Review with two Black, Asian and Minority Ethnic Board members. As noted, the Board places high emphasis on ensuring the development of diversity in the senior management roles within the Group and supports and oversees the Group’s ambition of achieving 50 per cent of senior roles held by women by 2025, and of 13 per cent of senior roles held by Black, Asian and Minority Ethnic colleagues by 2025 (including a minimum of 3 per cent of senior roles being held by Black Heritage colleagues). This is underpinned by a range of policies within the Group to help provide mentoring and development opportunities for women and Black, Asian and Minority Ethnic colleagues and to ensure unbiased career progression opportunities. Progress on this objective is monitored by the Board and built into its assessment of executive performance.
As at 31 December 2022, the representation of women within the Group Executive Committee and their direct reports was 41.7 per cent in total (with 46.7 per cent for the Group Executive Committee and 41 per cent for their direct reports). The representation of women across all senior roles was 39.4 per cent, and Black, Asian and Minority Ethnic representation in senior roles was 10.2 per cent. The Group’s Race Action Plan, which was launched during 2020, aims to drive cultural change, recruitment, and progression across the Group. This includes a goal to increase Black representation in senior roles from 0.6 per cent to at least 3 per cent by 2025. As at 31 December 2022, we have increased the representation of Black Heritage colleagues in senior roles to 1.4 per cent.
A copy of the Policy is available on our website at www.lloydsbankinggroup.com/who-we-are/responsible-business/ downloads.

CORPORATE GOVERNANCE
Audit Committee report
Ensuring oversight of financial and narrative reporting and the internal control environment

Sarah Legg
Chair, Audit Committee

Assessing the impact of economic volatility on the financial statements and ensuring appropriate disclosure have been key considerations during the year.

Key activities in 2022
•Reviewing the continuous improvement in financial and regulatory reporting, and the effectiveness of the internal controls over financial reporting
•Monitoring the implementation of IFRS 17 and its impact on the financial statements in relation to insurance contracts
•Oversight of Climate Reporting with respect to the financial statement, as standards continue to evolve

Q&A
Q. How has the Audit Committee (the Committee) prioritised its agenda in view of economic volatility in 2022?
A. As interest rates and inflation increased, particular attention was paid to areas of judgement and estimate that are sensitive to economic volatility ensuring that changing economic conditions have been reflected appropriately and in a timely manner. Disclosures were reviewed to ensure they support the understanding of the economic assumptions used. Where management judgement has been applied the reason for and impact of the judgements were examined

Q. How has the Committee considered developments in Climate Reporting during the year?
A. Given the importance of this area, time was spent examining linkages between narrative reporting and the financial statements disclosures. Progress in the emerging area of controls over climate data and internal reporting capabilities were monitored. The Committee supports the commitment to continuous improvement in Climate Reporting, which will continue to be of focus in 2023 as external standards evolve

Q. Why is the work of the Committee important in respect of strategic delivery?
A. The Committee provides oversight to the strategic development of the reporting environments, including longer term improvements to processes and capabilities that underpin external reporting, key to wider stakeholder communication. The Committee benefits from the insight provided by internal and external audit, supporting rigorous review of strategic change.

Introduction
I am pleased to report on how the Committee has discharged its responsibilities during the year and I would like to thank fellow Committee members for their contributions throughout 2022. The Committee has also benefitted from the participation of Ring- Fenced Bank directors, who attend the Committee as observers, bringing insight on matters relevant to the Ring-Fenced Banks. Their role forms an important part of the overall governance of the Group, along with the valuable contributions from the chairs of the audit committees of Scottish Widows and Lloyds Bank Corporate Markets plc. The Audit Committee works closely with other Board Committees, and in 2022 we initiated a joint Audit and Risk Committee Forum to discuss governance topics of common interest. In September 2022, following a rigorous selection process involving all members of the Audit Committee, we were pleased to welcome Laura Needham as our Chief Internal Auditor.
Looking forward to 2023, along with the core responsibilities for the integrity of the financial reporting and control environment, the Committee will continue to monitor areas of continuous improvement on an end to end basis. Transition to IFRS 17, impacting insurance contracts, will receive continuing attention. We will engage on the government's proposals on audit reform, monitor developments with respect to climate-related disclosures, and oversee actions in relation to regulatory reports.
Committee purpose and responsibilities
The purpose of the Committee is to monitor and review the formal arrangements established by the Board in respect of the integrity of the financial reporting and narrative reporting of the Group and the Company, the independence and effectiveness of the internal and external audit functions, the effectiveness of the internal controls and the risk management framework and the adequacy and security of the arrangements for whistleblowing. This includes the statutory audit of the consolidated financial statements and the independence of the statutory external auditor. The Committee reports to the Board on how it discharges its responsibilities and makes recommendations to the Board, all of which have been accepted during the year. A full list of responsibilities is detailed in the Committee’s terms of reference, which can be found at www.lloydsbankinggroup.com/whowe- are/group-overview/corporate-governance. In satisfying its purpose, the Committee undertakes the functions detailed within Disclosure Guidance and Transparency Rule 7.1.3R
During the year the Committee considered a number of issues relating to the Group’s financial reporting. These issues are summarised on the following pages, including discussion of the conclusions the Committee reached, and the key factors considered in reaching these conclusions. In addition, the Committee considered a number of other issues not related directly to financial reporting, including internal controls, internal audit and external audit. These issues are also discussed in detail on the final page of the report.
Committee composition, skills, experience and operation
The Committee acts independently of the executive to ensure the interests of shareholders are properly protected in relation to financial reporting and internal control.
All members of the Committee are independent non-executive directors with competence in the financial sector, and their biographies can be found on pages 103 to 106. Sarah Legg is a Fellow of the Chartered Institute of Management Accountants and of the Association of Corporate Treasurers, with extensive knowledge of financial markets, treasury, risk management and international accounting standards. She is a member having recent and relevant financial experience for the purposes of the UK Corporate Governance Code, and is the Audit Committee financial expert for SEC purposes.
During the course of the year, the Committee held separate sessions with the internal and external audit teams, without members of the executive management present. For details of how the Committee was run, see page 139.

CORPORATE GOVERNANCE
The Committee undertook an annual review of its effectiveness, the findings of which, together with the outcomes of the Board evaluation process as relevant to the Committee (which, for 2022, was externally facilitated) were considered by the Committee at its January 2023 meeting. It was considered that the performance of the Committee continues to be effective.
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

Matters considered during 2022

	Jan	Feb	Apr	Jun	Jul	Oct
Reporting
Review of external reporting documents	●	●	●	m	●	●
Significant accounting judgements	●	●	●	●	●	●
Going concern assumption	m	●	m	m	●	m
Regulatory reporting	●	●	●	●	●	●
Climate related reporting	●	m	m	●	m	●
Activities of subsidiary audit committees	●	●	m	m	●	●
IFRS 17	m	m	●	m	m	●
Audit and corporate governance reforms[1]	m	m	m	●	m	●

Control environment
Control update (including Sarbanes-Oxley)	●	●	●	●	m	●
Annual review of risk management framework and control effectiveness review summary	●	m	m	m	m	m

Group Audit
Reports from Group Internal Audit, including Speak Up (whistleblowing)	●	m	●	m	●	●

External audit
Reports from the external auditor including external audit plan	●	●	●	●	●	●
Appointment, remuneration, non-audit services and effectiveness	m	●	●	m	●	●

Other
Audit Committee effectiveness review	●	m	m	m	m	m
Finance strategy	m	m	●	m	m	●
1    Review of the government’s response to the consultation 'Restoring trust in audit and corporate governance'.

Financial reporting
During the year, and in relation to the year ended 31 December 2022, the Committee considered the following issues in relation to the Group’s financial statements and disclosures, with input from management, the Risk division, Group Internal Audit and the external auditor.

	Key issues	Committee review and conclusion

Allowance for Impairments on Loans and Advances 31 December 2022: £4,903 million 31 December 2021: £4,042 million	The Group’s impairment provision is dependent on management’s judgements on matters such as future interest rates, house prices and unemployment rates, as well as its assessment of a customer’s current financial position and whether the exposure has suffered a significant increase in credit risk.
During the year, the Committee has challenged the judgements and estimates used to calculate the provision for expected credit losses (ECL). Judgemental adjustments for Covid-19 impacts have been largely released, with inflationary risks an increased focus area. The Committee has also overseen the Group’s investment to deliver ECL assessment and sensitivity analysis with improved speed and accuracy, allowing for a more robust assessment of late-breaking news on the economic outlook and a reduced need for overlays. Note 19 to the financial statements includes details of the Group’s ECLs allowances, including those resulting from management judgements (31 December 2022: £330 million; 31 December 2021: £1,284 million). The Committee has reviewed management’s rationale for these provisions and has challenged whether the additional provisions are appropriate.
Conclusion: The Committee was satisfied that the impairment provision and the disclosures provided in the financial statements were appropriate.

Going concern statement	The directors are required to confirm whether they have a reasonable expectation that the Company and the Group will be able to continue to operate and meet their liabilities as they fall due for a specified period.
The Committee assisted the Board in determining the appropriateness of adopting the going concern basis of accounting. This assessment was based on the Group’s operating, funding and capital plans which included consideration of climate-related matters on the Group’s performance and its projected funding and capital position. The Committee also took into account the results of the Group’s stress testing activities (page 51), its principal risks (pages 39 to 42) and its emerging risks (page 44).
Conclusion: The Committee determined that the going concern basis of accounting was appropriate.

CORPORATE GOVERNANCE

Activities for the year

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
Conclusion: The Committee was satisfied that the provisions and disclosures made in respect of uncertain tax positions were appropriate.

Retirement Benefit Obligations 31 December 2022: £28,965 million 31 December 2021:£47,130 million	The value of the Group’s defined benefit pension plan obligations, which has reduced significantly during the year as a result of the increase in both gilt yields and corporate bond credit spreads, is determined using both financial and demographic assumptions.
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

Value-In-Force (VIF) Asset and Insurance Liabilities
31 December 2022:
VIF asset: £5,419 million; insurance liabilities:£106,893 million
31 December 2021:
VIF asset: £5,514 million; insurance liabilities:£123,423 million
Determining the value of the VIF asset and insurance liabilities requires management to make significant estimates for both economic and non-economic actuarial assumptions.
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
The Committee also noted that no VIF asset is recognised under IFRS17, which the Group adopted on 1 January 2023, and that the derecognition of this asset formed part of the IFRS17 transition adjustments as at that date.

Climate-Related Financial Disclosures	Whilst the Committee noted that there has been a significant improvement in the Group’s climate change reporting within the annual report and accounts, it believes that further enhancements will be possible as the availability of robust data increases.
During the year, the Committee has discussed with management improvements that can be made to the Group’s climate-related disclosures within its financial statements. The Group has included within its 2022 disclosures: an analysis of vehicle types for the Group finance lease receivables and operating lease assets, the energy performance certificate (EPC) distribution of the Group’s mortgage book, further detail on the climate-related risks impacting the Group’s pension schemes and more detailed information on sector specific lending.The disclosures were prepared in accordance with the Task-Force on Climate related Financial Disclosures (TCFD) recommendations.
The Committee also discussed with management its plans for future disclosures, including the processes being put in place to ensure that the disclosures are robust, granular and specific to the Group.
Conclusion: Whilst recognising that there is more to be done in future years, the Committee was satisfied with the Group’s climate-related disclosures in its financial statements for the year ended 31 December 2022.

Conduct risk provisions	During 2022, the Group made provisions of £255 million (2021: £1,300 million), including £50 million for HBOS Reading (2021: £790 million). Management judgement is used to determine the expected costs of remediation and, where appropriate, the related administration costs.
The Committee has received regular updates on the Group's conduct risk matters and the progress it has made including updates on HBOS Reading.
Conclusion: The Committee has considered managements assessment of the Group's provision for conduct-related matters and was satisfied that the provisions were appropriate.

CORPORATE GOVERNANCE
Other significant issues
The following matters were also considered by the Committee.
Risk management and internal control systems
Full details of the internal control and risk management systems in relation to the financial reporting process are given within the risk management section on pages 45 to 100. Specific related matters that the Committee considered for the year included:
• The effectiveness of systems for internal control, financial reporting and risk management
• The extent of the work undertaken across the Group to ensure that the control environment continued to operate effectively
• The major findings of internal investigations into control weaknesses, fraud or misconduct and management’s response, along with any control deficiencies identified through the assessment of the effectiveness of the internal controls over financial reporting under the US Sarbanes-Oxley Act (SOX)
• Specifically the Committee continued to closely monitor the deficiencies identified in respect of privileged and user access across certain business applications and associated IT infrastructure and the Group’s plans to address the control findings identified
The Committee was also updated on the programme of continuous improvement across the SOX control environment, including placing greater emphasis on preventative controls operated across the business.
The Committee was satisfied that internal controls over financial reporting were appropriately designed and operating effectively.
Risk-weighted assets (RWA) and regulatory reporting
The focus on the quality of regulatory reporting continues to be high on the PRA’s agenda. To date, a number of skilled person independent reviews have been commissioned across the industry to review the governance, controls and processes supporting the regulator reporting framework within firms. As part of our continued focus on strengthening our control environment in both financial and regulatory reporting, management established a Regulatory Reporting Review project in 2020. Involving first, second and third line, this programme has continued to review our regulatory reporting activities and where necessary, enhance our governance and control framework, with a link to longer term and strategic initiatives also being considered. The Committee also commissioned an ongoing programme of external assurance on regulatory reporting with the focus of activity to date on risk-weighted assets. Management have provided regular updates to the Committee over the year to highlight progress made in improving the reporting control environment across a number of regulatory reports.
Segmental reporting
During the year the Group considered the impact of a restructure on its external segmental reporting. The Committee reviewed the analysis prepared by management which noted that the primary focus of the Group Executive Committee (GEC), which is the Group's chief operating decision maker, remains the Group's divisional performance and that this is reflected in the Group's reporting to GEC. The Committee agreed with management's conclusion that its operating segments are the three divisions and that it is appropriate for the Group to provide external disclosure on this basis.
IFRS 17
The Committee has been updated on the Group’s IFRS 17 implementation programme throughout 2022 and in prior years and held a session dedicated to IFRS 17 in October 2022. This session included a discussion of the financial impacts, which included the expected adjustment to the Group’s opening equity at 1 January 2022, the effect that IFRS 17 will have on the Group’s underlying profit and the one-off impact of modifying customer contracts to include drawdown benefits during 2022. The Committee also discussed the Group’s control framework in relation to both the transition and the business as usual processes to be adopted in the future.
Restoring trust in audit and corporate governance
During the year the Committee has received updates on the government’s response to the white paper 'Restoring trust in audit and corporate governance'. The Group broadly welcomes the proposals and the expected implementation approach, which will be through a combination of primary legislation, secondary legislation (statutory instruments) and regulation. Whilst this is likely to lead to an uncertain implementation timetable, it will allow the proposals to be fine-tuned to achieve the right outcome. The government has indicated that the primary legislation should receive Royal Assent in the first half of 2024. The Group has started to consider the actions that it will need to take as a result of the expected legislation; these plans will continue to be developed as the timelines and precise requirements evolve during 2023.
Audit and Risk Committee Forum
It was agreed between the Chairs of the Committee and the Board Risk Committee to hold during the year a joint forum. The purpose of the forum was to discuss governance topics of common interest between the Audit and Board Risk Committee. The themes reviewed were data, the strategic transformation of the Group and climate. In addition, the embedding of the Group’s risk and control framework was considered. Further information on the forum is contained on page 151.
Group Internal Audit
In monitoring the activity, role and effectiveness of the internal audit function and their audit programme the Committee:
• Approved the annual audit plan and budget, including resource
• Reviewed progress against the plan through the year through updates including quarterly reports on the activities undertaken and six-monthly reports from the internal audit Quality Assurance team
• Considered the major findings of significant internal audits, and management’s response
• Monitored the progress of internal audit’s coverage of key risk themes across the Group, including Transition to Net Zero, Workforce of the Future, Customers in Financial Difficulty, Data Quality, Supplier Partnerships and Strategic Delivery
• Monitored completion of the enhancements identified by the third party who assessed the effectiveness of the internal audit function in 2021
Speak Up (the Group’s whistleblowing service)
The Committee received and considered reports from management on the Group’s whistleblowing arrangements. The Committee reviewed the reports to ensure there are arrangements in place which colleagues can use in confidence and without fear of retaliation, to report concerns about inappropriate and unacceptable practices, that these arrangements are well-publicised and that there is proportionate and independent investigation of such matters or appropriate follow up. The Committee reported on its consideration of whistleblowing arrangements to the Board.
Auditor independence and remuneration
The Committee is responsible for establishing the Group’s policies and procedures designed to protect the independence and objectivity of the external auditor. In April 2022, the Committee reviewed its non-audit services policy; no substantive changes were made to the policy.
The policy details those services that the auditor is permitted to carry out and pre-approves certain of these services provided the fee is below a threshold; all other permitted services must be specifically approved in advance by the Committee. Prior to the engagement of the auditor for a permitted service, the policy requires that senior management confirms whether the Committee has pre-approved the service or specific approval is required. The total amount of fees paid to the auditor for both audit and non-audit related services in 2022 and further information on the policy is disclosed in note 12 to the financial statements.

CORPORATE GOVERNANCE
External auditor
Following an external audit tender in 2018, Deloitte LLP (Deloitte) was appointed as auditor of the Company and the Group with effect from the 2021 financial year. Mike Lloyd is the statutory audit partner for the Group and attends all meetings of the Committee.
The Committee oversees the relationship with the external auditor including its terms of engagement and remuneration and monitors its independence and objectivity. During 2022, the Committee reviewed Deloitte’s audit plan, including the underlying methodology, and Deloitte’s risk identification processes. In its assessment of Deloitte’s performance and effectiveness, the Committee has considered: Deloitte’s interactions with the Committee; the responses to a questionnaire issued to the Group’s businesses, Finance, Risk and Internal Audit; and the Financial Reporting Council’s (FRC) Audit Quality Inspection Report published in July 2022. The Committee concluded that it was satisfied with the auditor’s performance and recommended to the Board a proposal for the reappointment of the auditor at the Company’s Annual General Meeting.
Statutory Audit Services compliance
The Company and the Group confirm compliance with the provisions of The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external auditor and the setting of a policy on the provision of non-audit services, for the year to 31 December 2022. There are no plans as at the date of this report to conduct a tender exercise for external audit services.

CORPORATE GOVERNANCE
Board Risk Committee report
Effective risk management is core to successful delivery of the Group’s strategy

Catherine Woods
Chair, Board Risk Committee

Challenges resulting from the rising cost of living and broader macroeconomic uncertainties have been central to the Committee’s considerations this year.

Key activities in 2022
• Reviewed progress on the Group’s climate risk framework and scenario analysis capabilities
• Considered the ongoing effects of the pandemic, the rising cost of living, increasing interest rates, and other macroeconomic uncertainties, on both the Group and its customers
• Assessing the management of operational resilience risks, including cyber, supplier management and technology risks
• Considered the management of change and execution risks in the delivery of the Group’s strategy
• Overseeing management of economic crime risks
• Reviewing management of the Group’s balance sheet including structural hedge activity
• Assessment of key emerging risks and oversight of strategic risks

Q&A
Q. How has the Board Risk Committee (the Committee) assessed the impacts of the rising cost of living, and broader macroeconomic uncertainties, on the Group’s customers?
A. These areas, together with ensuring that the Group continues to focus on supporting its customers, have been key areas of discussion and debate for the Committee this year. In addition to these topics featuring within regular reports from the Chief Risk Officer, the Committee has also considered a number of deep dives and reports looking at the current and potential credit impacts across the Group’s commercial and retail customer portfolios, together with a focus on our capabilities and ability to support customers and businesses who may get into financial difficulty.

Q. How is the Committee considering the risks associated with implementation of the Group’s new strategy?
A. Consideration has been given to a wide range of areas where implementation of the Group’s new strategy gives rise to potential risks in relation to the execution of change and impact on different risk types. This included deep dives and updates across areas such as change and execution risk, technology resilience, data risk, people risk and cyber risk. The Committee also focused on the operational resilience of the Group’s critical business processes and important business services. Further information is set out on the following pages, within the commentary on each risk type.

Q. What are the key areas of focus for the Committee in 2023?
A. The Committee will continue to consider the following important areas:
• Ensuring that progress continues to be made on climate risk management and ESG
• Effective oversight of the Group’s strategic transformation
• Continuing impacts of the rising cost of living, increasing interest rates, macroeconomic uncertainties and geopolitical risks
• Ensuring effective support for customers in financial difficulty, delivery of Consumer Duty requirements and good customer outcomes
• Effective management of operational resilience risks, including supplier management, cyber and technology risks
• Management of people risk and progress with delivery of the Group’s strategic and cultural transformation
• Oversight of the continued embedding of the Group’s operational risk and control framework to deliver proactive and continuous risk management

Introduction
I am pleased to report on how the Committee has discharged its responsibilities throughout 2022, a year in which the potential impacts of a range of external factors have been key considerations for the Committee. In addition, the Committee has focused on risks related to delivery of the Group’s strategy with key areas of focus including the management of change and execution risk, technology resilience, data, people and cyber risks, and operational resilience of the Group’s critical business processes and important business services. Changes implemented during 2021, to simplify how the Committee operates have continued in 2022 to help ensure an appropriate level of focus on key areas of risk.
While the prevalence and some of the more direct impacts of the pandemic have largely subsided during 2022, the broader impacts continue to be felt throughout the economy. Together with other events, such as the situation in Ukraine, these factors have all contributed to matters such as supply chain issues, inflation, higher interest rates and, ultimately, the increasing cost of living which impacts the Group, and its customers. A core consideration has been how the Group can continue to best support its customers against this backdrop; these will remain key areas of focus for the Committee during the year ahead. Understanding the impacts of climate risk also remains central to the Committee’s activities.
I would like to take this opportunity to welcome Scott Wheway as a member of the Committee, following his appointment to the Board, and the Committee, in August 2022. Scott brings additional depth and breadth of experience of large-scale banking and insurance to the Committee’s considerations.
Committee purpose and responsibilities
The Committee assists the Board in fulfilling its risk governance and oversight roles and responsibilities. The Committee is also responsible for ensuring the risk culture is fully embedded and supports at all times the Group’s agreed risk appetite, including the extent and categories of risk which the Board considers as acceptable for the Group to bear. A review and update of the Committee’s terms of reference was completed during the year, ensuring alignment with the Risk Coalition principles and broader best practice standards.
The Committee is responsible for reviewing and reporting its conclusions to the Board on the Group’s risk management framework, which captures risk principles, policies, methodologies, systems, processes, procedures and people. It also includes the review of new, or material, amendments to risk principles and policies, and overseeing any action resulting from material breaches of such policy.
More details on the Group’s wider approach to risk management can be found in the risk management section on pages 45 to 100. Full details of the Committee’s responsibilities are set out in its terms of reference, which can be found at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.

CORPORATE GOVERNANCE
Committee composition, skills, experience and operation
As mentioned in my introduction, we welcomed Scott Wheway as a member of the Committee during the year, bringing the current membership up to four non-executive directors. Scott’s appointment further enhances the Committee’s breadth of experience, knowledge, and awareness of the importance of delivering the right outcomes for our customers. Two of the three designated independent non-executive directors of the Ring-Fenced Banks also attend meetings as observers in order to provide insights on matters relevant to the Ring-Fenced Banks when required and as part of their role in the Group’s overall governance structure. The Chief Risk Officer has full access to the Committee and attends all meetings. The Chief Internal Auditor and members of the executive also attend meetings as appropriate.
The Committee undertook an annual review of its effectiveness, the findings of which, together with the outcomes of the Board evaluation process as relevant to the Committee (which, for 2022, was externally facilitated), were considered by the Committee at its January 2023 meeting; it was considered that the performance of the Committee continues to be effective. Details of the Board evaluation process can be found on page 150. Details of Committee membership and meeting attendance can be found on page 140.
As the most senior risk committee in the Group, the Committee interacts with other related risk committees, including the executive Group Risk Committee. These interactions help ensure the appropriate escalation of relevant matters to the Committee for review and consideration.
Matters considered by the Committee
During 2022, the Committee considered a wide range of risks facing the Group and its Ring-Fenced Banks, both current and forward looking, across all key areas of risk management, in addition to risk culture and risk appetite. Changes implemented during 2021 which enhanced the way the Committee operates have continued to support the Committee in focusing on key risk topics through, for example, the use of deep dives to provide greater analysis of particular areas.
The following pages provide a summary of the risks considered by the Committee, with an outline of the material factors considered, and the conclusions which were ultimately reached. The Committee continues to be supported by the IT and Cyber Advisory Forum, which dedicates additional time and resource to reviewing and challenging risks associated with IT infrastructure, IT strategy, IT resilience and cyber risks, as highlighted on page 142 in Our focus on cyber security and risk. The Chair and other members of the Committee attend this Forum.
The Board Risk Committee Chair is a member of the Audit Committee, in addition to the Audit Committee Chair being a member of the Board Risk Committee; this close interaction helps ensure that common issues of interest are addressed appropriately. During 2022, this was further enhanced through a Group-wide Audit and Risk Committee Forum being held which provided an opportunity for in-depth discussion on key areas of common interest. Further information about this Forum can be found on page 151. In addition, there is regular interaction with the Responsible Business Committee, especially on climate risk, and with the Remuneration Committee on the alignment of remuneration to risk performance.
The Committee also reviewed regular updates from the non-Ring-Fenced Bank and Insurance sub-groups, headed up by Lloyds Bank Corporate Markets plc and Scottish Widows Group Limited respectively, summarising key discussions and decisions taken at the relevant entities’ risk committees. During 2022, the Committee also considered deep dives on the Insurance sub-group and specifically on the recently acquired Embark business.

Activities for the year

Risk type	Key issues	Committee review and conclusion
Conduct risk

Customers in financial difficulty	The Group’s management of conduct risks and issues associated with customers in financial difficulty.
During 2022, the Committee noted the continued progress on supporting customers in financial difficulty. The significant transformation activities delivered in recent years have ensured sustained fair customer outcomes are being delivered, with enhanced support for the most vulnerable. For Business Banking and SME customers, the Committee recognised the substantial transformation to support businesses post-pandemic and noted ongoing investment to improve colleague capability and customer treatments.
The Committee reviewed the emerging trends on conduct risk such as the heightened risks presented by the cost of living crisis. The work to proactively identify and engage customers most impacted by the crisis was recognised. The Committee gave support for a continued proactive response to support the challenges faced by customers.
Conclusion: The Committee recognises the extensive work completed to support both retail and business customers in financial difficulty. Whilst significant improvements have been made, this will remain an area of focus for the Committee during 2023. The Committee will continue to monitor the ongoing activity to support customers and businesses as the cost of living crisis continues.

Rectifications and complaints	The Group’s management of customer rectifications; resolving customer complaints in a timely and fair manner, together with eradicating the causes for complaints through root cause analysis.
Throughout 2022, the Committee received updates on the Group’s complaints and rectifications performance. The Committee was encouraged to see the progress being made in reducing the number of rectifications throughout the year. The Committee has also been kept informed of progress against Board risk appetite metrics for complaints, which are within appetite, and have been appraised of the rollout of the Group’s new complaint management system.
Conclusion: The Committee will continue to focus on customers awaiting remediation and the time taken to close customer complaints in 2023 along with root cause analysis and read-across activity to ensure learnings are taken on board to help minimise future events.

CORPORATE GOVERNANCE

Activities for the year

Risk type	Key issues	Committee review and conclusion
Conduct risk continued

Consumer Duty	Implementation and embedding of the FCA’s new Consumer Duty rules across the Group.
The Committee has received updates on the Consumer Duty Programme throughout 2022. The Group’s implementation plan was approved by the Responsible Business Committee in October in line with FCA requirements. As a critical element of Consumer Duty, it is vital that focus remains on the delivery of the key cultural initiatives, the development of Group MI reporting and third-party requirements. Ongoing engagement and transparency with regulators will be critical.
Conclusion: The Committee recognises the significance of the embedding of the Consumer Duty requirements and will monitor as appropriate the ongoing delivery and evolution through the key delivery dates of July 2023 and July 2024.

Financial risk – covering credit and market risk

Commercial credit quality	Risks and external threats to the commercial credit portfolio, including cost of living related impacts, together with sectors potentially exposed to the impact of EU exit, Ukraine/ Russia conflict and climate risks.
The Committee provided oversight of the Commercial Banking portfolio via regular credit quality papers, sector deep dives, and updates on climate risk and opportunities. Specific consideration is given to topics adopting a risk-based approach and this year there were spotlights on the Group’s financial sponsors portfolio, leveraged and project finance exposures and the Commercial Real Estate sector. Discussion was also held regarding risk-adjusted returns across the portfolio.
The Committee also reviewed the impact of the rising cost of living, increasing interest rates and emerging risks across a range of sectors, including those considered more vulnerable to the wider economic backdrop or structural change, those potentially exposed to the impacts of the UK’s exit from the EU, sectors impacted by supply chain impacts due to the Ukraine/Russia conflict, and those exposed to increased levels of physical and transitional climate risk.
Conclusion: While recognising the risks in the portfolio, the Committee was satisfied that management were continuing to take appropriate action to mitigate and address current and horizon risks.

Consumer credit quality	Risks relating to Consumer lending, including cost of living related impacts and climate-related risks. Areas such as Consumer secured lending, buy-to-let, motor, Business Banking, and unsecured portfolios, together with customer indebtedness.
The Committee reviewed the performance of the Consumer portfolio via regular credit quality updates. Consideration is given to topics adopting a risk-based approach and this year additional focus was given to legacy mortgage exposures (originated during the period 2006 to 2008), which continue to run off, as well as risk-adjusted returns across the portfolio. Enhanced monitoring is in place to provide early warning of any adverse trends requiring further action and the Group continues to closely monitor and manage higher risk segments, such as customers with higher indebtedness levels or lower incomes, and customers impacted by the rising cost of living and increasing interest rates.
Conclusion: The Committee is satisfied that appropriate lending controls and monitoring are in place to control risks across the Consumer lending portfolios and that there is an effective framework in place for ongoing risk management.

Balance sheet management and structural hedge	Management of the Group’s balance sheet and structural hedging programme, given the impact of uncertain customer behaviour in a rising interest rate environment.
A key focus for the Group in 2022 has been the management of the balance sheet and resulting market and liquidity risks through a period of significant increases in interest rates and uncertainty over future customer behaviour. An update was presented to the Committee providing an overview of deposit trends as well as the future risks to changes in the volume and mix of deposits. The Committee discussed the risks associated with the current strategy, the governance framework supporting the decisions and the implications should customer behaviour not match expectations.
Conclusion: Proactive management and close monitoring of the associated risks continue, with a focus on the evolving macroeconomic outlook and the implications for customer behaviour. The Committee was satisfied that management was taking the appropriate actions to monitor and mitigate the risks, while recognising that this will remain a key priority in 2023.

Model risk	Model risk continues to be an area of significant activity and importance, both internally and externally.
The Committee received further updates on progress to satisfy new prudential modelling requirements relating to credit risk capital models (primarily the new Capital Requirements Directive (CRD) IV regulations) and market risk models within IBOR transition activities, in addition to the model risk management and governance approach. This included amendments being proposed following both firm specific and industry-wide regulatory feedback. The Group continues to increase resources available and to enhance model risk management and governance to meet increasing internal and external demands. The Committee was also kept abreast of model risk management activity relating to advanced analytics (such as machine learning/artificial intelligence) models and associated aspects such as data ethics, and climate, as the Group continues to develop its capability in these areas.
Conclusion: Communication with the PRA, to ensure that CRDIV and IBOR prudential change related submissions fulfil their requirements, continues. In terms of performance, the models continue to function adequately within the ongoing uncertain economic environment. Monitoring will continue as the economy recovers. The Committee is comfortable that the development of new model types is subject to appropriate risk control.

CORPORATE GOVERNANCE

Activities for the year

Risk type	Key issues	Committee review and conclusion
Climate risk

Climate risk	Climate change, sustainability, and the potential impact to the Group and its customers, including those from the transition to net zero and the Group’s strategic response.
Climate risk remains a key issue for the Group, with regular updates provided to the Committee on the Group’s progress to develop climate risk capabilities. This activity supports oversight of how the Group is meeting external expectations, including those from the PRA on managing the financial risks from climate change.
The Committee continues to ensure that climate risk management capabilities are developing at pace, including the quantification and measurement of climate risk, and ensuring an appropriate risk appetite is established. In 2022, the Committee discussed the approach to developing climate scenario analysis capabilities, informed by activity from the Bank of England’s Climate Biennial Exploratory Scenario (CBES) including the second round of the exercise conducted earlier in 2022.
The Committee has also been updated on the Group’s net zero strategy, supported by engagement through other committees (such as the Responsible Business Committee) to ensure appropriate oversight of the Group’s net zero ambitions. The Committee provided input on discussions regarding strategic participation choices, as well as considering potential greenwashing risks.
Conclusion: The Committee has been satisfied with the progress made in climate risk management during 2022, with the expectation to expand focus in 2023 towards broader ESG themes. The Committee will continue to closely monitor climate-related risks, including the delivery of climate-related commitments, data requirements, and development of further Board risk appetite metrics.

Operational risk

One RCSA implementation	The embedding of One Risk and Control Self- Assessment (One RCSA) as part of the Group’s risk and control strategy to deliver a stronger risk culture and simplified risk and control environment.
The Group delivered on its One RCSA implementation plan by the end of 2021. Management’s focus for 2022 moved to embedding One RCSA and ensuring that a complete and accurate view of the Group’s risk and control environment is maintained through a culture of proactive and continuous risk management. The Committee has been provided with regular progress updates, including a deep dive that provided practical insights from business units on One RCSA embedding and the business value that has been realised.
One RCSA also lays the foundations for broader review of the Group’s risk management framework, to reflect the Group’s new change model and ensure that risk management activities are actively driving safe delivery of the Group’s strategy. Management will progress this activity in 2023. In 2022, the Committee also noted good progress in designing and implementing an end-to-end accountability model that aligns to revised Group structure and strategic ambitions.
Conclusion: In line with expectations, the Group is on track to embed One RCSA by the end of 2023. The Committee will continue to monitor progress alongside the implementation of end-to-end accountability and the strengthening of the control environment. Whilst it is currently fit for purpose, the Committee is supportive of the broader review of the risk management framework and will review the proposals in 2023.

Operational resilience (IT resilience, cyber, supply chain/supplier management)	Operational resilience is one of the Group’s most important non-financial risks. Enhancements continue to be made to the Group’s resilience to better serve customers and to address regulatory priorities.
During 2022, the Committee received reports on the Group’s identification of important business services and associated impact tolerances in response to Regulatory Policy Statements on Operational Resilience published in March 2021. The Committee reviewed two Group-wide self-assessments covering progress on the enhancements needed to ensure the Group’s important business services can be recovered within impact tolerance by March 2025. Updates have also been presented on investment and associated risk impacts. In addition, the Committee reviewed a deep dive on the risks related to the Group’s payments business.
All security and cloud risks have been appropriately covered. Given the significance of the risk to the Group, the Committee is supported by the IT and Cyber Advisory Forum specifically focused on IT and cyber risks.
Conclusion: The Committee remains focused on the operational resilience of the Group’s critical business processes and important business services and has drawn valuable insight from the discussions this year. The Committee considers that governance of operational resilience risk is robust and supports the Group in meeting new regulatory requirements, and that activities in plan (such as migration to cloud) will enhance the ongoing resilience of key services to the Group’s customers.

Data risk	Legacy challenges in the Group’s data control environment to enable strategic objectives.
Data risk continues to be an area of significant regulatory and media attention. Quarterly updates have been provided to the Committee on the development and mobilisation of the data strategy in response to legacy data risk challenges. Committee members have been supportive of the plans, encouraging consideration of capability and cultural factors which might inhibit progress. It has been recognised that activity must be prioritised against a broad transformation agenda. The Committee will continue to be updated on any trade-offs or delays via regular reporting.
Conclusion: The Committee is supportive of the data strategy and approach, recognising the complex roadmap of initiatives planned over a number of years. Delivery of the strategy is critical, given data is a key enabler for the overall Group strategy.

CORPORATE GOVERNANCE

Activities for the year

Risk type	Key issues	Committee review and conclusion
Operational risk continued
People risk	Ensuring the Group is able to attract and retain the right skills and capabilities with a continued focus on colleague wellbeing and sentiment as the Group’s strategic and cultural transformation evolves.
People risk remains a key risk and progress is required to deliver the Group’s strategic and cultural transformation over the next three years via Strategic Workforce Planning. Internal pressures coupled with a difficult external economic environment have been key considerations and the monitoring of colleague sentiment and wellbeing around these continues. The Committee considered a deep dive into the people risk profile where cost of living pressures, colleague attrition and the risk of upward reward pressure were deemed most material.
Conclusion: The Committee supports the actions being taken to manage people risk and the challenges faced in the current landscape. Given its continuing importance, people risk will remain a key area of focus for 2023.

Change and execution risk (strategic transformation oversight)	Risks associated with the extensive current and future Group strategic change agenda, recognising challenges faced in ensuring both successful delivery and embedding of change.
In view of the scale of change, the Committee discussed a deep dive on change and execution risk in 2022, which focused on activities already undertaken and how horizon risks are being managed. The Committee also considers change and execution risk within other linked risk types, such as operational resilience and supplier risks, and when investment activities are discussed. The focus for 2022 has centred on establishing the change delivery mechanism to support the Group’s strategic growth ambitions, bringing a closer relationship between investment funding, business unit change delivery and technology. Monitoring the safe delivery of the existing portfolio of change activity has been critical and, along with the continued enhancement of change risks and controls, will remain important through 2023. In addition, 2022 has seen significant focus on change capability to support the Group’s business and technology transformation plans.
The IT and Cyber Advisory Forum and the Committee have maintained close evaluation of the Group’s strategic transformation, with dedicated deep dives on data, cyber and resilience, alongside a full review of how the Board will maintain ongoing effective oversight of the strategic change portfolio.
Conclusion: The Committee will continue its focus on the management of change and execution risk within appetite and on monitoring progress with enhancement of the change delivery approach, the execution risk metrics, and the maturity of the new platform-based operating model to support technology and strategic change activities.

Fraud	The Group’s management of fraud risk, while continuing to minimise the impact to genuine customer journeys. A key focus is on cross-industry engagement to prevent and disrupt fraud.
The Committee acknowledged progress made on introducing targeted friction into the payments system, the direction of travel was supported, and it was noted that customer feedback around increased friction has generally been positive.
Committee members supported lobbying around the scope of the Online Safety Bill, and would welcome more activity in this area, including the funding of deterrents and working with the industry on detection and prevention to minimise risk. Recent discussions have been held with the Payment Services Regulator (PSR) around a consultation on Authorised Push Payment (APP) fraud reimbursement.
Conclusion: The Committee acknowledged that fraud risk continues to be a challenging area and supported management on what has been achieved to date. The Committee also supported the next steps in championing the Fraud Lobbying Strategy messages as part of the Group’s routine and regular external engagement activity.

Money laundering and financial crime	The Group’s management of financial crime risks and compliance with the UK’s anti-money laundering regime.
The Committee acknowledged the Group’s continued efforts to fight financial crime as set out in the Money Laundering Reporting Officer’s (MLRO) Report. Committee members sought views on actions being taken in response to the FCA’s communications on cash-based money laundering through Post Office counters. The MLRO confirmed that actions had been taken to limit cash deposits for both personal and business customers with minimal negative impact for customers. The Group has also held regular engagements with the FCA on Ongoing Know Your Customer remediation and sanctions.
Two financial crime deep dive papers were submitted to the Committee during 2022. Key focus areas were people risk, diversity of thought, information sharing and lobbying. In conjunction with the lobbying efforts, the Group continues to engage meaningfully with the UK government on addressing economic crime and particularly the Home Office’s Economic Crime Plan 2.0.
Conclusion: The Committee supported the overall direction of travel, in particular the strategic approach being taken, and encouraged further focus on progressing information sharing. Additionally, the Committee expressed an appreciation for the work undertaken by the Sanctions Team in response to the Russia and Ukraine conflict.

CORPORATE GOVERNANCE

Activities for the year

Risk type	Key issues	Committee review and conclusion
Other categories
Regulatory and legal risk	Managing regulatory and litigation risk is a key focus within the Group, with a significant amount of highly complex and interdependent regulatory interactions managed during 2022, which will continue to require management into 2023.
The Committee has provided effective oversight and ensured effective controls are in place to comply with existing regulatory obligations, including consideration of these at an individual legal entity level. The Committee considered regular updates on emerging regulatory and legal risks such as customer treatment (customers in financial difficulty, Consumer Duty, and access to cash). In addition, the Committee has continued to closely monitor a number of significant regulatory change and oversight programmes, such as operational resilience; resolvability; risk-free rates transition; and CRD IV regulations.
Conclusion: The Group places significant focus on complex regulatory changes and litigation risk, as well as ensuring effective horizon scanning of upcoming trends and evolving risks. The Committee has discussed the topics raised, and will continue to closely monitor compliance with regulatory requirements in 2023.

Emerging and strategic risk	Reviewing the Group’s emerging risk landscape, evolving the assessment of strategic risk and embedding the Group’s strategic risk framework into business planning.
The Committee reviewed the Group’s emerging risk landscape and plans to evolve its approach for assessing emerging risks. Progress made during 2022 has enhanced the analysis of the Group’s emerging risk profiles, which has enabled the assessment of emerging risks to be refined. The Committee is supportive of the updated approach and approved the revised emerging risk themes. Separately, following the launch of the new Group strategy, a review of strategic risk was undertaken, which confirmed that the current strategic risk themes remain appropriate. The Committee has noted the progress made in 2022 towards further embedding strategic risk into the Group’s planning processes and local risk management, with the strategic risk framework fully integrated into the Group’s annual financial planning cycle.
Conclusion: Understanding the emerging risk landscape and the Group’s preparedness, along with the impact of risks which may arise from the Group’s strategic choices, is a key activity. In 2023, the Committee will review key emerging risks and oversee the Group’s assessment of strategic risks, considering their potential impacts and mitigating actions.

CORPORATE GOVERNANCE
Responsible Business Committee report
Responsible business is at the core of our purpose of Helping Britain Prosper

Amanda Mackenzie
Chair, Responsible Business Committee

There is much to be done, but the strong foundations which have now been laid will shape how we do business and create a more sustainable and inclusive future.

Key activities in 2022
• Purpose and values • Environmental sustainability oversight • Nature and biodiversity • Workforce engagement and culture • Inclusion and diversity

Q&A
Q. What role does the Committee play in support of the Group’s purpose?
A. The Committee is deeply involved in setting out our ambition to become a truly purpose-driven organisation. We discussed which areas we should pursue to drive the most positive impact for society and how to start embedding purpose into everything we do. We recognise that this will be a multi-year journey, but I was pleased to see the progress that has already been made.

Q. What are the key areas of focus for the Committee in 2023?
A. The Committee will focus on reviewing and seeing the proof that we are embedding our purpose, our culture and our Consumer Duty plan. Creating further progress on our inclusion and diversity aspirations and developing our biodiversity expertise and plans alongside our net zero targets will also be priorities.
Recognising the vital role our colleagues play, we will continue to spend time listening to their feedback and input to drive culture change.

Introduction
I am pleased to report how the Committee has discharged its responsibilities in 2022, my first full year as Chair. During the year, in addition to the matters within the Committee’s scope as set out in this report, we spent time considering our role and reshaping the focus and agenda to ensure it fits the needs of a purpose-driven organisation.
In 2022, the Committee became the designated body to fulfil the Board’s responsibility for review and approval of the Consumer Duty implementation plan and oversight thereafter. I was also appointed Board champion for the Group and the Ring-Fenced Bank boards to facilitate the oversight of Consumer Duty. Reflecting our evolving role, our areas of focus in 2023 will be further embedding purpose, social and environmental matters, culture, workforce engagement and duty to customers and stakeholders.
Committee purpose and responsibilities
The purpose of the Committee is to support the Board in overseeing the Company’s policies, performance and priorities as a responsible business. The Committee’s terms of reference can be found at www.lloydsbankinggroup.com/who-we-are/group-overview/corporate-governance.
Purpose and values
The Committee reviewed the progress we have made so far on our journey to become a more purpose-driven organisation. We laid strong foundations to support our purpose and vision in 2022, and identified key focus areas which support our purpose and where we can deliver the most material positive impact. Aligned to this, the Committee oversaw the creation and evolution of the values for colleagues, guiding them on how to work together as well as how to make decisions. In our 2022 Colleague Survey, 92% of colleagues felt that delivering on our purpose will help us grow the business profitably, and 79% could see how we are becoming a more purpose-driven organisation. In 2023, we expect to see further significant progress.
Environmental sustainability oversight
The Committee provided oversight and approval of the Group’s external reporting and reflected on the environmental sustainability progress and priorities. Assurance was sought that targets were ambitious, aligned to our strategy and the impact on the business was understood.
Nature and biodiversity
The Committee received updates on nature and biodiversity and supported proposals to prioritise efforts by sector, noting the challenges and opportunities. We ensured that a collaborative and joint learning approach was taken, building credibility through partnerships with experts such as The Soil Association.
Workforce engagement and culture
The Committee is the designated body to fulfil the Board’s workforce engagement obligations and receives quarterly updates on engagement activity and culture, reporting to the Board on key themes and issues. Members were supportive of the culture change framework with discussion focusing on the proposals for future colleague listening and the Board’s involvement, supporting the proposal for more frequent but shorter pulse surveys. Please refer to page 143 for more details on how the Board engages with the Group's workforce.
Inclusion and diversity
The Committee received regular updates on our public commitments and the strategy. We were pleased to see that progress continued to be made in increasing the representation of women and Black, Asian and Minority Ethnic colleagues in senior roles. We asked the executive to continue the focus on achieving our commitments as we build an inclusive organisation.
Committee composition, skills, experience and operation
The Committee, which met on four occasions in 2022, is composed of independent non-executive directors and is attended by the Group Chief Executive. It benefits from a broad range of perspectives, insight and experience, with representatives from Group Internal Audit and the Chief Operating Officer attending meetings as appropriate. Details of Committee membership and meeting attendance can be found on page 140.
The findings of the externally facilitated annual review of effectiveness were considered by the Committee at its January 2023 meeting. Based on the evaluation, the feedback was that the performance of the Committee continues to be effective.

CORPORATE GOVERNANCE
DISCLOSURE CONTROLS AND PROCEDURES
As of 31 December 2022, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Company’s disclosure controls and procedures, at 31 December 2022, were effective for gathering, analysing and disclosing with reasonable assurance the information that Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2022 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.
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
The management of Lloyds Banking Group plc assessed the effectiveness of the Company’s internal control over financial reporting at 31 December 2022 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based on this assessment, management concluded that, at 31 December 2022, the Company’s internal control over financial reporting was effective.
Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Deloitte LLP, an independent registered public accounting firm, has issued opinions on the Company’s consolidated financial statements and on its internal controls over financial reporting. These opinions appear on pages F-2 to F-6 and F-7.
GOING CONCERN
The going concern of the Company and the Group is dependent on successfully funding their respective balance sheets and maintaining adequate levels of capital. In order to satisfy themselves that the Company and the Group have adequate resources to continue to operate for the foreseeable future, the Directors have considered a number of key dependencies which are set out in the risk management section under principal risks and uncertainties: funding and liquidity on page 41 and pages 83 to 89 and capital position on pages 55 to 62. Additionally, the Directors have considered capital and funding projections for the Company and the Group. Accordingly, the Directors conclude that the Company and the Group have adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of the financial statements and therefore it is appropriate to continue to adopt the going concern basis in preparing the accounts.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
All shareholders within a class of the Company’s shares have the same voting rights. As at 16 February 2023 the Company had received notification under the FCA Disclosure Guidance and Transparency Rules (‘DTR’) of the following holdings in the Company’s issued ordinary share capital.

	Interest in shares	% of issued share capital /voting rights[1]
BlackRock, Inc.	3,668,756,765[2]	5.14%
Harris Associates L.P.	3,546,216,787[3,4]	4.99%
1Percentage correct as at the date of notification.
2The notification of 13 May 2015 provided by BlackRock, Inc. under Rule 5 of the DTR identifies (i) an indirect holding of 3,599,451,380 shares in the Company representing 5.04 per cent of the voting rights in the Company as at 12 May 2015, and (ii) a holding of 69,305,385 in other financial instruments in respect of the Company representing 0.09 per cent of the voting rights of the Company as at 12 May 2015. BlackRock, Inc.’s holding most recently notified to the Company under Rule 5 of the DTR varies from the holding disclosed in BlackRock, Inc.’s Schedule 13-G filing with the US Securities and Exchange Commission dated 24 January 2023, which identifies beneficial ownership of 6,256,206,661 shares in the Company representing 9.3 per cent of the issued share capital in the Company. This variance is attributable to different notification and disclosure requirements between these regulatory regimes. The notifiable holding by BlackRock, Inc. received by the Company has not changed since 31 December 2015. Prior to 31 December 2015, BlackRock, Inc.’s holding in the Company was not required to be disclosed under the US Securities and Exchange Commission rules.
3An indirect holding.
4On 31 October 2018, Harris Associates L.P. made a disclosure under the DTR of a decrease in its holding, to 3,551,514,571 ordinary shares, representing 4.99% of that share class. On 19 May 2020, Harris Associates L.P. made a disclosure under the DTR of an increase in its holding to 3,523,149,161 ordinary shares, representing 5.00% of that share class. On 8 July 2021, Harris Associates L.P. made a disclosure under the DTR of a decrease in its holding to 3,545,505,426 ordinary shares, representing 4.99% of that share class. On 14 July 2021, Harris Associates L.P. made a disclosure under the DTR of an increase in its holding to 3,560,036,794 ordinary shares, representing 5.01% of that share class. On 19 July 2021, Harris Associates L.P. made a further disclosure under the DTR of a decrease in its holding to 3,546,216,787 ordinary shares, representing 4.99% of that share class.
As at 16 February 2023, the Company had 2,247,171 registered ordinary shareholders. The majority of the Company’s ordinary shareholders are registered in the United Kingdom. 2,229,252,813 ordinary shares, representing 3.31 per cent of the Company’s issued share capital, were held by BNY Mellon as depositary for the ordinary share American Depositary Share Programme through which there were 190 record holders.
Additionally, the majority of the Company’s preference shareholders are registered in the United Kingdom, with a further one record holder with an address in the United States registered through the Company’s preference share American Depositary Share Programme.
RELATED PARTY TRANSACTIONS
The Group, as at 31 December 2022, had related party transactions with 25 key management personnel, certain of its pension funds, collective investment schemes and joint ventures and associates. See note 46 to the financial statements.

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
APPROACH OF THE PRUDENTIAL REGULATION AUTHORITY (“PRA”)
The PRA is part of the Bank of England, with responsibility for the prudential regulation and supervision. The PRA's strategy is to deliver a resilient financial sector by seeking: an appropriate quantity and quality of capital and liquidity; effective risk management; robust business models; and sound governance including clear accountability of firms’ management. This strategy supports its three statutory objectives: to promote the safety and soundness of these firms; to contribute to the securing of an appropriate degree of protection for policyholders (for insurers); and to act, so far as is reasonably possible, in a way which facilitates effective competition in the markets for services provided.
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
HM TREASURY
HM Treasury (HMT) is the government's economic and finance ministry, setting the direction of the UK's economic policy and working to achieve strong and sustainable economic growth. Its responsibilities include financial services policy such as banking and financial services regulation, financial stability, and ensuring competitiveness in the City; strategic oversight of the UK tax system; delivery of infrastructure projects across the public sector; and ensuring the economy is growing sustainably.
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
LENDING STANDARDS BOARD (''LSB'')
The LSB is responsible for overseeing the Standards of Lending Practice (for both personal and business customers). The Standards of Lending Practice for personal customers cover six main areas: product and service design; product sales; account maintenance and servicing; money management; financial difficulty; and customer vulnerability across key lending (current account overdrafts, credit cards, loans and chargecards) to consumers. The Standards of Lending Practice for business customers apply to business customers (including Asset Finance), which at the point of lending have an annual turnover of up to £25 million. The standards cover nine main areas: product information; product sale; declined applications; product execution; credit monitoring; treatment of customers in financial difficulty; business support units; portfolio management; and customers in vulnerable circumstances for products including loans, overdrafts, commercial mortgages, credit cards, and chargecards. The LSB is also responsible for overseeing the Contingent Reimbursement Model and Credit Card Market Study Remedies.
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
COMPETITION REGULATION
The FCA obtained concurrent competition powers with the CMA on 1 April 2015 in relation to the provision of financial services in the UK, in addition to supplementing its existing competition objective. The FCA assesses markets across financial services to ascertain whether or not competition is working effectively in the best interests of consumers. In addition, the PRA also has a secondary objective under the Financial Services (Banking Reform) Act to, so far as reasonably possible, act in a way which facilitates effective competition. In July 2019, the CMA signed a memorandum of understanding with the FCA and the PSR, which sets out the arrangements for allocating cases, sharing information, dealing with confidentiality constraints, and pooling resources in relation to their concurrent objectives to promote competition.
In its final report from the 2021 "Strategic Review of Retail Banking Business Models" the FCA builds on the 2018 work and has found evidence of greater competition in Retail Banking, driving choice and lower prices for consumers and SMEs despite the pandemic. From its findings the FCA believes there remains significant room for further interventions to increase competition and innovation in retail banking, which are likely to be future areas of focus. The FCA also has an ongoing focus on high cost credit, and introduced new rules on overdraft pricing effective April 2020 (these aim to make overdrafts simpler, fairer and easier to manage), and new rules for credit card customers in persistent debt, where they are paying more in interest, fees and charges than they are paying off their balance. The FCA is currently evaluating the effectiveness of both new rules sets (overdraft evaluation findings expected March 2023) and may make further changes if the improved customer outcomes it set out to achieve are not being delivered.
In February 2020 the CMA published a state of competition report to raise the collective understanding of the level of, and the trends in, competition across the UK economy. The main aim of this work is to better measure and understand the state of the UK competition now and in the future. Thus, competition can directly benefit individual consumers and the economy as a whole through offering services and encouraging innovation and promoting efficiency, all of which can contribute to economic growth and productivity. This is particularly important given the need to support recovery in the economy following the COVID-19 pandemic and in the context of cost of living pressures.
The regulatory regime may lead to greater UK Government and regulatory scrutiny or intervention in the future, ranging from enforced product and service developments and payment system changes to significant structural changes. For example, HM Treasury is proposing the introduction of secondary objectives for the FCA and the PRA around international competitiveness, as part of the future Regulatory Framework Review. This could have a significant effect on the Group’s operations, financial condition or the business of the Group. There is an expectation that there will be reforms in 2023 to the UK's Competition and Consumer Law Regimes as part of the Digital markets, Competition and Consumer Bill which is currently making its way through parliament.
EU REGULATION
Following the UK's withdrawal from the EU, financial institutions operating in the UK are no longer directly subject to EU legislation, however, much of the EU legislation that previously applied to UK financial institutions has been incorporated into UK law through a process known as on-shoring. It is possible that over time the UK will depart from EU-derived financial regulatory standards. The Group will continue to monitor changes to legislation, providing specialist input on their drafting and assess the likely impact on its business.
See also “Regulatory and Legal Risks – The Group faces risks associated with its compliance with a wide range of laws and regulations” and “Regulatory and Legal Risks – The Group and its subsidiaries are subject to resolution planning requirements”.
U.S. REGULATION
LBCM maintains a branch in the U.S. and Lloyds Bank maintains a representative office in the U.S. As a result, the Company and its subsidiaries doing business or conducting activities in the U.S. are subject to oversight by the Federal Reserve Board.
Each of the Company and LBCM are treated as a bank holding company under the U.S. Bank Holding Company Act of 1956 ("BHC Act") and have elected to be a financial holding company. Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. A financial holding company and its depository institution subsidiaries must meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. A financial holding company’s direct and indirect activities and investments in the U.S. are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as defined in section 4(k)(4) of the BHC Act or determined by the Federal Reserve Board.
Bank holding companies and financial holding companies are also subject to approval requirements in connection with certain acquisitions or investments. For example, the Group is required to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5 per cent of any class of the voting shares of any U.S. bank or bank holding company.
The Group’s U.S. broker dealer, Lloyds Securities Inc. (“LSI”), is subject to regulation and supervision by the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and is thus subject to requirements and oversight related to areas including sales methods, trade practices, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping, conduct of directors, officers and employees and other matters pertinent to its securities business.
LBCM is registered as a swap dealer and as such, is subject to regulation and supervision by the Commodity Futures Trading Commission (“CFTC”) with respect to certain of its swap activities and registration with the National Futures Association (''NFA''), CFTC and NFA rules and regulations include requirements related to risk management practices, trade documentation and reporting, business conduct and recordkeeping, among others.

REGULATION
A major focus of U.S. governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with U.S. economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the U.S. State Department designated during the reporting period as state sponsors of terrorism, including Iran, Syria, Cuba and North Korea. The Group intends to engage in new business in such jurisdictions only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues. At 31 December 2022, the Group did not believe that the Group’s business activities relating to countries designated as state sponsors of terrorism in 2022 were material to its overall business.
The Group estimates that the value of the Group’s business in respect of such states represented less than 0.01 per cent of the Group’s total assets and, for the year ended December 2022, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.001 per cent of its total income, net of insurance claims and changes in insurance and investment contract liabilities. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.
A new United States Presidential administration took office in 2021 and a new Congress took office in 2023, and either or both could impose new or modified requirements that materially impact the Company and its U.S. operations.
DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT (ITRA)
Since the introduction of an enhanced financial sanctions policy, the Group has been proactive in reducing its dealings with Iran and Syria, and individuals and entities associated with these countries. There remain a small number of historic business activities which the Group has not yet been able to terminate for legal or contractual reasons.
Pursuant to ITRA Section 219, the Group notes that during 2022, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal Regulations, and/or designated under Executive Order 13382 or 13224. In all cases, the payment was permitted under UK and EU sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK and EU sanctions legislation.
Gross revenues from these activities were approximately £13,000. Net profits from these activities were approximately £13,000.
The Group’s business activities, being reported below, are conducted in compliance with applicable laws in respect of Iran and Syria sanctions and, except as noted below, the Group intends to continue these historic activities until it is able to legally terminate the contractual relationships or to maintain/ manage them in accordance with prevailing sanctions obligations. The nature of these activities is as follows:
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
4.Lloyds Banking Group continues to provide payment clearing services to a UK based and UK authorised bank, one of whose account holders is an entity designated under Executive Order 13224 (although not by the UK or EU authorities). Lloyds Bank Group concludes from the nature of such payment clearing services that revenue and profit (if any) arising from indirectly providing such services to the designated entity is negligible and not material to the Group’s activities and in any event does not flow directly from the designated entity. To the extent that the activities of the designated entity and its UK authorised bank continue to comply with UK regulation and legislation, Lloyds Bank Group intends to continue its activities and keep them under review.

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
FEES RECEIVED TO DATE
In 2022, the Company received from the depositary $844,306 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.
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
The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return surplus capital through buybacks or special dividends. The Board intends to pay down to its capital target within the course of the current plan, by the end of 2024.
In February 2022, the Board decided to return surplus capital in respect of 2021 through a share buyback programme of up to £2 billion. This commenced in February 2022 and completed in October 2022, with c.4.5 billion shares purchased.
The Board has recommended a final ordinary dividend of 1.60 pence per share, which, together with the interim ordinary dividend of 0.80 pence per share totals 2.40 pence per share, an increase of 20 per cent, in line with the Board’s commitment to capital returns. The Board has also announced its intention to implement an ordinary share buyback of up to £2.0 billion which will commence as soon as is practicable and is expected to be completed by 31 December 2023. The Board intends to return surplus capital by way of a further buyback programme given the amount of surplus capital, the growth in ordinary dividends and the flexibility that a buyback programme offers. Based on the total ordinary dividend and the intended ordinary share buyback the total capital return in respect of 2022 will be up to £3.6 billion.
The table below sets out the interim and final dividends declared in respect of the ordinary shares for fiscal years 2018 through 2022. The Sterling amounts have been converted into US Dollars at the Noon Buying Rate in effect on each payment date with the exception of the recommended final dividend for 2022, for which the Sterling amount has been converted into US Dollars at the Noon Buying Rate on 17 February 2023.

	Interim ordinary dividend per share (pence)	Interim ordinary dividend per share (cents)	Final ordinary dividend per share (pence)	Final ordinary dividend per share (cents)
2018	1.07	1.41	2.14	2.73
2019[1]	1.12	1.40	–	–
2020	–	–	0.57	0.81
2021	0.67	0.93	1.33	1.66
2022	0.80	0.96	1.60	1.92
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

ARTICLES OF ASSOCIATION OF LLOYDS BANKING GROUP PLC

For information regarding the Articles of Association, please refer to the discussion under the corresponding section of the Annual Report on Form 20-F for the year ended 31 December 2021, filed with the SEC on 28 February 2022, which discussion is hereby incorporated by reference into this document.

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
This discussion does not address any alternative minimum or Medicare Contribution tax consequences, nor does it address US federal tax consequences to US holders that are subject to special rules, such as:
•certain financial institutions;
•dealers or electing traders in securities that use a mark-to-market method of tax accounting;
•persons holding ADSs or ordinary shares as part of a hedge, straddle, wash sale, conversion or other integrated transaction or holders entering into a constructive sale with respect to ADSs or ordinary shares;
•persons whose functional currency for US federal income tax purposes is not the US Dollar;
•persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-exempt entities, ‘individual retirement accounts’ or ‘Roth IRAs’;
•persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States;
•partnerships or other entities classified as partnerships for US federal income tax purposes; or
•persons that own or are deemed to own 10 per cent or more (by vote or value) of the stock of Lloyds Banking Group plc.
If an entity that is classified as a partnership for US federal income tax purposes owns ADSs or ordinary shares, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular US federal income tax consequences of owning and disposing of the ADSs or ordinary shares.
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

TAXATION
As used herein, a ‘US holder’ is a person that is, for US federal income tax purposes, a beneficial owner of ADSs or ordinary shares and:
•a citizen or individual resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States, any state therein or the District of Columbia; or
•an estate or trust the income of which is subject to US federal income taxation regardless of its source.
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
Dividends will be included in a US holder’s income on the date of the US holder’s or, in the case of ADSs, the depositary’s receipt of the dividend. The amount of any dividend income will equal the US Dollar value of the pounds Sterling received, calculated by reference to the exchange rate in effect on the date of receipt regardless of whether the payment is converted into US Dollars on the date of receipt. If the pounds Sterling received as a dividend are not converted into US Dollars on the date of receipt, then the US holder’s tax basis in the pounds Sterling received will equal their US Dollar value on the date of receipt and the US holder may realise a foreign exchange gain or loss on the subsequent conversion into US Dollars. Generally, any gains or losses resulting from the conversion of pounds Sterling into US Dollars will be treated as US-source ordinary income or loss.
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
Any UK stamp duty or SDRT imposed upon transfers of ADSs or ordinary shares will not be treated as a creditable foreign tax for US federal income tax purposes. US holders should consult their tax advisers regarding whether any such UK stamp duty or SDRT may be deductible or reduce the amount of gain (or increase the amount of loss) recognized upon a sale or other disposition of the ADSs or ordinary shares.
INFORMATION REPORTING AND BACKUP WITHHOLDING
Dividends paid on, and the sale proceeds from, ADSs or ordinary shares that are made within the US or through certain US-related financial intermediaries may be subject to information reporting and backup withholding requirements unless the US holder:
•is a corporation or other exempt recipient, or
•in the case of backup withholding, the US holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
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
Globally inflation is reaching multi-decade highs, and with persistent geopolitical risks, economic outlooks in many regions have deteriorated. To avoid inflationary pressures from becoming entrenched, global central banks have had to accelerate monetary policy normalisation, thereby tightening financial conditions and raising risk of financial instability. While the tightening of monetary policy may require fiscal policy easing, financial vulnerabilities are elevated from governments, many with mounting debt, as well as non-bank financial institutions such as insurers, pension funds, hedge funds and mutual finds. Rising rates have added to stresses for entities with stretched balance sheets.
Any significant macroeconomic deterioration in the UK and/or other economies could lead to increased unemployment, reduced corporate profitability, reduced personal income levels, increased inflation, arising, among others, from Sterling’s depreciation, reduced UK Government and/or consumer expenditure, increased corporate, small and medium-sized enterprises (“SME”) or personal insolvency rates, increased tax rates, borrowers’ reduced ability to repay loans, increased tenant defaults, fluctuations in commodity prices and changes in foreign exchange rates, including Sterling depreciation. Any of these could have a material adverse effect on the results of operations, financial condition or prospects of the Group.
The effects on the UK, European and global economies following the UK’s exit from the EU and the impact of the EU-UK Trade and Cooperation Agreement signed on 30 December 2020 (the “EU-UK TCA”) remain difficult to predict but may include economic and financial instability in the UK, Europe and the global economy, constitutional instability in the UK (including the possibility of a further Scottish independence referendum and a decision in favour of Scotland leaving the UK).
The recent and persistent acceleration of inflation in the UK which has been triggered by a number of factors including interruptions to the global supply chain caused by measures taken by various governments to control the spread of COVID-19, the impact on commodity prices from the war in Ukraine, labour shortages, absences and mismatches in skills resulting from the disruption of the pandemic and from workers leaving the UK following the UK’s exit from the EU, and rising energy costs could adversely impact the Group’s retail and corporate customers and their ability to service their contractual obligations, including to the Group (see "Economic and Financial Risks - The Group's businesses are subject to risks relating to the COVID-19 pandemic" and "Economic and Financial Risks - The Group's businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group's balance sheet").
Increases in the UK’s interest rates, necessitated by accelerating inflation may put pressure on household incomes and business costs, and could potentially adversely affect the Group's profitability and prospects. Conversely, in the event of any further substantial weakening in the UK’s economic growth, the possibility of decreases in interest rates by the Bank of England (the "BoE") or sustained low or negative interest rates would put further pressure on the Group’s interest margins and potentially adversely affect the Group’s profitability and prospects.
In the Eurozone, the economic outlook also remains uncertain, with the region being most closely exposed to the impact of the war in Ukraine. High levels of private and public debt, continued weakness in the financial sector and reform fatigue remain a concern. Further monetary policy stimulus from the European Central Bank could undermine financial stability by encouraging a further build-up of unsustainable debt. Conversely, any tightening of policy could increase pressure on servicing high private and public debt levels. In addition, political uncertainty in the Eurozone, and fragmentation risk in the EU, could create financial instability and have a negative impact on the Eurozone and global economies. Any default on the sovereign debt of a Eurozone country and the resulting impact on other Eurozone countries, including the potential that some countries could leave the Eurozone, could materially affect the capital and the funding position of participants in the banking industry, including the Group.
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
Macroeconomic uncertainty in emerging markets in the wake of the COVID-19 pandemic and the inflationary effects of the war in Ukraine, in particular the slowdown of international trade and industrial production, as well as the high and growing level of debt and slowing growth in China may be exacerbated by attempts to de-risk its highly leveraged economy, or a devaluation of the Renminbi. External debt levels are higher now in emerging markets than before the global financial crisis, which could lead to higher levels of defaults and non-performing loans. The exit from highly accommodative U.S. monetary policy could intensify financial pressures on emerging markets.
Any adverse changes affecting the economies of the countries in which the Group has significant direct and indirect credit exposures and any further deterioration in global macroeconomic conditions, including as a result of geopolitical events, global health issues, including the COVID-19 pandemic (see "Economic and Financial Risks – The Group's businesses are subject to risks relating to the COVID-19 pandemic") or acts of war or terrorism, could have a material adverse effect on the Group’s results of operations, financial condition or prospects. Increased tensions between members of the North Atlantic Treaty Organisation (NATO) and Russia over Ukraine and the imposition of sanctions, could have significant adverse economic effects on financial markets, economies and on energy costs, and may also result in increased cyber-attacks and an increase in costs associated with such cyber-attacks, all of which could have a material adverse effect on the Group’s results of operations, financial condition or prospects. Any further deterioration in the relationship between the U.S. and China could also lead to an increase in tensions, with adverse economic effects for the global economy.

RISK FACTORS
2.The Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited
Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and long-term wholesale funding markets. The Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets to meet its funding needs. The ability of the Group to gain access to wholesale and retail funding sources on satisfactory economic terms is subject to a number of factors outside its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and the level of confidence in the UK banking system.
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
In addition, medium-term growth in the Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, which is dependent on a variety of factors outside the Group’s control, such as general macroeconomic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and the Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on the Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on its future growth. Any loss in consumer confidence in the Group could significantly increase the amount of retail deposit withdrawals in a short period of time. See “Economic and Financial Risks – The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the U.S., Asia and globally"
The Group makes use of central bank funding schemes such as the Bank of England's Term Funding Scheme with additional incentives for SMEs (the "TFSME"). Following the closure of this scheme in 2021, the Group will have to replace matured drawings in 2025-2027, which could cause an increased dependence on term funding issuances. If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or the Group’s credit ratings are downgraded, it is possible that wholesale funding will prove more difficult to obtain.
Any of the refinancing or liquidity risks mentioned above, in isolation or in concert, could have a material adverse effect on the Group’s results or operations and its ability to meet its financial obligations as they fall due.
3.A reduction in the Group’s longer-term credit rating could materially adversely affect the Group’s results of operations, financial condition or prospects
Rating agencies regularly evaluate the Group and the Company, and their ratings of longer-term debt are based on a number of factors which can change over time, including the Group’s financial strength as well as factors not entirely within its control, such as conditions affecting the financial services industry generally, and the legal and regulatory frameworks affecting its legal structure, business activities and the rights of its creditors. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the Group or the Company will maintain their current ratings. The credit rating agencies may also revise the ratings methodologies applicable to issuers within a particular industry or political or economic region. If credit rating agencies perceive there to be adverse changes in the factors affecting an issuer’s credit rating, including by virtue of change to applicable ratings methodologies, the credit rating agencies may downgrade, suspend or withdraw the ratings assigned to an issuer and/or its securities. Downgrades of the Group’s longer-term credit rating could lead to additional collateral posting and cash outflow, significantly increase its borrowing costs, limit its issuance capacity in the capital markets and weaken the Group’s competitive position in certain markets.
4.The Group’s businesses are inherently subject to the risk of market fluctuations, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group
The Group’s businesses are inherently subject to risks in financial markets including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that its customers act in a manner which is inconsistent with the Group’s business, pricing and hedging assumptions. Movements in these markets will continue to have a significant impact on the Group in a number of key areas.
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
Changes in foreign exchange rates, including with respect to the U.S. dollar and the Euro, may also have a material adverse effect on the Group’s financial position and/or forecasted earnings.
5.Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group, including negative fair value adjustments
The Group has exposures to securities, derivatives and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by the Group at fair value, which may be subject to further negative fair value adjustments in view of the

RISK FACTORS
volatile global markets and challenging economic environment, including as a result of the COVID-19 pandemic. See "Economic and Financial Risks – The Group's businesses are subject to risks relating to the COVID-19 pandemic".
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
6.Any tightening of monetary policy in jurisdictions in which the Group operates could affect the financial condition of its customers, clients and counterparties, including governments and other financial institutions
Quantitative easing measures implemented by major central banks, adopted alongside record low interest rates to support recovery from the global financial crisis and, the COVID-19 pandemic, helped to loosen financial conditions and reduced borrowing costs. These measures may have supported liquidity and valuations for asset classes that are vulnerable to rapid price corrections as financial conditions tighten, potentially causing losses to investors and increasing the risk of default on the Group’s exposure to these sectors.
Monetary policy in the UK and in the markets in which the Group operates has been highly accommodative in recent years and even more so as a result of the COVID-19 pandemic. However, there remains considerable uncertainty as to the pace of change in withdrawing monetary stimulus and further increases in interest rates as set by the BoE and other major central banks. Recent rises in inflation in developed countries have prompted an earlier and/or larger than expected tightening of monetary policy with the associated risk of slowing economic recovery.
In the UK, monetary policy has further been supported by the BoE and HM Treasury “Funding for Lending” scheme (which closed in January 2018), the “Help to Buy” scheme (which closed in November 2019), the “Term Funding Scheme” (which closed in February 2018) and the purchase of corporate bonds in the UK. In response to the COVID-19 pandemic, the UK Government and the BoE adopted a series of financial measures to help offset the economic disruption caused by efforts to contain the spread of the virus. These included a package of government-backed and guaranteed loans to support businesses. These included a joint HM Treasury and BoE lending facility, the Covid Corporate Financing Facility ("CCFF") designed to support liquidity among larger firms, as well as the CBILS for small and medium-sized enterprises run by the British Business Bank. Further support was also provided through the CLBILS and the BBLS. The CCFF scheme closed to new applications on 31 December 2020, whilst the CBILS, CLBILS and BBLS closed to new applications on 31 March 2021. The Recovery Loan Scheme ("RLS") was subsequently launched on 6 April 2021, providing access to finance for businesses recovering from the effects of the pandemic. However, such a long period of stimulus and support has increased uncertainty over the impact of its future reduction, which could lead to a risk of higher borrowing costs in wholesale markets, higher interest rates for retail borrowers, generally weaker than expected growth, or even contracting GDP, reduced business and consumer confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation and falling property prices in the markets in which the Group operates, and consequently to an increase in delinquency rates and default rates among its customers. Rapid increases in inflation and reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity. The adverse impact on the credit quality of the Group’s customers and counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of expected credit loss allowances, which could have an adverse effect on its operations, financial condition or prospects.
7.The Group's businesses are subject to risks relating to the COVID-19 pandemic
Whilst the UK is now living with COVID-19 and has lifted all restrictions, the highly contagious nature of certain COVID-19 variants shows that new and even more harmful variants of COVID-19 may continue to adversely impact public health and the economy in the future. Any further deterioration in macroeconomic conditions (both globally and in the UK) as a result of COVID-19 and any restrictions imposed to address COVID-19 related developments (including by countries who have yet to fully ease restrictions or those that may re-introduce restrictions), could continue to adversely affect the Group’s results of operations, financial condition or prospects for a number of years.
The widespread disruption to normal patterns of business activity across the world, from the COVID-19 pandemic has subsided with the help of vaccination programmes. Monetary policy loosening supported asset valuations across many financial markets, but longer-term impacts on consumer demand and behaviours, inflation, interest rates, credit spreads, foreign exchange rates and commodity, equity and bond prices remain unclear.
Emergency measures to slow the spread of COVID-19 across the world brought about rapid deterioration in economic growth across all countries and regions, directly adversely impacting the UK through many channels, including trade and capital flows. This may have a lasting negative impact on the future path of global GDP ('scarring'), through its impact on the human and physical capital accumulation, and supply chain disruption. Both private and public sector debt have risen significantly. Continued deterioration of public finances could result in a sovereign downgrade that could also impact the credit ratings of the Group. Rating downgrades could have a material adverse impact on the Group’s ability to raise funding in the wholesale markets (see “Economic and Financial Risks – A reduction in the Group's longer-term credit rating could materially adversely affect the Group’s results of operations, financial condition or prospects”).
Furthermore, the economic impact of the COVID-19 pandemic, including increased levels of unemployment, labour shortages, inflationary pressures, loss of consumer confidence in the economy, recessionary conditions, the withdrawal of emergency support measures, corporate insolvencies and business failures, and other disruptions as a result of COVID-19 (as exacerbated by current macro-economic conditions) could adversely impact the Group’s retail or corporate customers and their ability to service their contractual obligations, including to the Group. Adverse changes in the credit quality of the Group’s borrowers and counterparties or collateral held in support of exposures, or in their behaviour, may reduce the value of the Group’s assets and materially increase the Group’s write-downs and allowances for impairment losses. This could have a material adverse effect on the Group’s results of operations, financial condition or prospects.
The effect of the COVID-19 pandemic on emerging markets increases the risks already identified from the slowdown of growth and trade, with limited capacity to respond effectively to the crisis, impacting growth and potentially increasing the risk of default on debt.
Governments, central banks and regulators across the world have taken significant action to address this economic impact, which initially led to a deep recession in the UK and globally. Governments have been and are likely to continue to be judged for their policy responses to the pandemic. This could result in political upheaval and destabilise governments and political movements. In addition to providing support under government support schemes, the Group has taken specific measures to alleviate the impact on the Group's customers or borrowers, including payment holidays, which, taken together with lower interest rates and restrictions on fees associated with certain products, may have an adverse impact on the Group's results of operations, financial conditions or prospects. Additionally, although the UK Government and the BoE have provided certain guarantees to banks relating to lending schemes that have been initiated to support businesses through the COVID-19

RISK FACTORS
pandemic, there is a risk that in some circumstances, the Group may not be able to claim under the guarantees, or the claim may be rejected, if, for example, it later transpires that all terms and conditions under the relevant guarantee scheme were not met when the lending was originated.
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
8.The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet
The Group has exposures to many different products, counterparties, obligors and other contractual relationships and the credit quality of its exposures can have a significant impact on its earnings. Credit risk exposures are categorised as either “retail” or “corporate” and reflect the risks inherent in the Group’s lending and lending-related activities and its insurance business primarily in respect of investment holdings and exposures to reinsurers.
Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of the Group’s assets and materially increase its write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside the Group’s control, which include but are not limited to an adverse economic environment, the effect of the UK’s withdrawal from the EU and the operation of the EU-UK TCA, increased unemployment, reduced UK and global consumer and/or government spending and benefits, and changes in consumer and customer demands and requirements, reduced income levels, decreased consumer confidence, reduced corporate profits, labour shortages, knock-on impact of the war in Ukraine including, but not limited to, supply constraints and rising energy and commodity costs, which are contributing to high and persistent inflation increasing and/or sustained high interest rates, changes in the credit rating of individual counterparties, over-indebtedness and the debt levels of individual contractual counterparties, increased personal or corporate insolvency levels, changes to insolvency regimes which make it harder to enforce against counterparties, counterparty challenges to the interpretation or validity of contractual arrangements, reduced asset values, falling stock and bond/other financial markets, changes in interest rates or foreign exchange rates, an increase in credit spreads, negative reputational impact or direct campaigns which adversely impact customers, industries or sectors and any external factors of a political, legislative, environmental or regulatory nature, including changes in accounting rules and changes to tax legislation and rates.
In particular, the Group has exposure to concentration risk where its business activities focus particularly on a single obligor, related/connected group of obligors or a similar type of customer (borrower, sovereign, financial institution or central counterparty), product, industrial sector or geographic location, including the UK.
The Group’s credit exposure includes residential mortgage lending (in the UK and, to a lesser extent, the Netherlands) and commercial real estate lending, including lending secured against secondary and tertiary commercial property assets in the UK. As a result, decreases in residential or commercial property values, reduced rental payments and/or increases in tenant defaults are likely to lead to higher impairment charges, which could materially affect the Group's results of operations, financial condition or prospects. Risks to the housing market are growing because of rising mortgage rates and tightening lending standards, which may result in adjustments to housing valuations. Rising interest rates could lead to 'payment shock' for borrowers on a variable rate mortgage or whose fixed rate mortgages are due to expire, with a second order impact for renters as landlords may increase rents. An increase in housing costs could make current customer borrowing unaffordable, leading to an increase in defaults and higher impairment charges on secured and unsecured retail exposures. The COVID-19 pandemic initially led to some uncertainty in asset valuations and, whilst this may persist for some time, policy support and a sharp rise in accumulated private sector savings may be contributing to unsustainable asset valuation growth in some markets. Growth in UK house prices has been especially strong; raising the risk that subsequent revaluations could have potentially negative consequences for the Group. Additionally, COVID-19 has led to, and may lead to as yet unknown, structural changes in the risk profile of a number of counterparties and/or sectors, including but not limited to commercial real estate, retail, hospitality, leisure and transportation, driven largely by evolving changes in consumer behaviour, working patterns, supply chains, government policy and infrastructure. The Group also has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors (such as commercial real estate, financial intermediation, manufacturing, leveraged lending, oil and gas and related sectors, hotels, commodities trading, automotive and related sectors, construction, agriculture, consumer-related sectors (such as retail, passenger transport and leisure), house builders and outsourcing services). All sectors, including vulnerable sectors, may also feel the pressure from a number of heightened risk drivers, including higher energy costs. The Group’s retail customer portfolios will remain strongly linked to the UK economic environment, with house price deterioration, unemployment increases, inflationary pressures, consumer over-indebtedness and prolonged low or rising interest rates among the factors that may impact secured and unsecured retail credit exposures. Deterioration in used vehicle prices, including as a result of changing consumer demand or the transition of the motor sector from vehicles with internal combustion engines to electric vehicles, could result in increased provisions and/or losses and/or accelerated depreciation charges.
In addition, climate change is likely to have a significant impact on many of the Group’s customers, as well as on various industry sectors that the Group operates in. There is a risk that borrower and counterparty credit quality and collateral/asset valuations could be adversely affected as a result of these changes. See also “Business and Operational Risks – The Group is subject to the financial and non-financial risks related with Environmental, Social and Governance (ESG) matters, for example, climate change and human rights issues”.
The Group’s corporate lending portfolio also contains substantial exposure to large and mid-sized, public and private companies. These exposures may give rise to single name concentration and risk capital exposure. In addition to exposures to sectors that have experienced cyclical weakness in recent years, the portfolio also contains exposures to sectors that have been significantly impacted by the COVID-19 pandemic, most notably consumer facing sectors such as travel, transportation, non-essential retail and hospitality. Corporate customers, particularly those in consumer facing sectors, are likely to be further impacted by a reduction in discretionary consumer spending in the face of higher inflation and increasing interest rates. Rising rates also increases refinance risk across the Group's portfolios. Recent depreciation of Sterling has resulted in increased costs for customers, particularly those with little or no hedging arrangements and those heavily reliant on imports. The Group's corporate and financial institution portfolios are also susceptible to "fallen angel" risk, that is, the probability of significant default increases following material unexpected events, and to risks related to the impact of the COVID-19 pandemic, resulting in the potential for large losses. As in the UK, the Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of loss should default occur.
Any disruption to the liquidity or transparency of the financial markets may result in the Group’s inability to sell or syndicate securities, loans or other instruments or positions held (including through underwriting), thereby leading to concentrations in these positions. These concentrations could expose the Group to losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing the Group to take write-downs. Moreover, the inability to reduce the Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on the Group’s balance sheet, thereby increasing its capital requirements and

RISK FACTORS
funding costs, all of which could materially adversely affect the Group’s results of operations, financial condition or prospects. Financial markets turbulence could result in reductions in the value of financial collateral, requiring counterparties to post additional funds. Instances where counterparties are unable to meet these margin calls, whether due to operational issues, failure of the Group's counterparties receiving funds expected from their own counterparties or a lack of borrower liquidity, could place the Group at risk of loss should default occur.
Providing support to customers under the COVID-19 government schemes meant that the Group extended its lending risk appetite in line with the various scheme guidelines at the time and, despite the protection offered by the UK Government’s or by the BoE’s guarantees, as applicable, in respect of the schemes, this may lead to additional losses. These schemes (Bounce Back Loans Scheme ("BBLS"), Coronavirus Business Interruption Loan Scheme ("CBILS") and Coronavirus Large Business Interruption Loan Scheme ("CLBILS")) closed to new applications on 31 March 2021.
Repayments on government lending scheme loans commenced from the second quarter of 2021. However, BBLS benefits from Pay As You Grow options which may materially delay repayments through, for example, extended payment holidays, and have the potential to delay recognition of customer financial difficulties.
With the exception of COVID-19 related payment holidays provided to retail customers and lending provided through certain government support schemes, including the BBLS (which provided support of up to £50,000 for smaller businesses) in respect of which no credit assessment was undertaken, all lending decisions, and decisions related to other exposures (including, but not limited to, undrawn commitments, derivative, equity, contingent and/or settlement risks), are dependent on the Group’s assessment of each customer’s ability to repay and the value of any underlying security. Such assessments may also take into account future forecasts, which may be less reliable due to the uncertainty of their likely accuracy and probability. There is an inherent risk that the Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing and using models to estimate the risk of lending to counterparties.
In addition, observed credit quality of the portfolios is likely to have been influenced by the significant support provided during the COVID-19 pandemic, including the government lending schemes, which may have distorted underlying credit risks in the portfolio and may lead to increases in arrears and/or defaults which remain unidentified. This may result in additional impairment charges if the forward-looking economic scenarios used to raise expected credit loss allowances have not adequately captured the impact of the withdrawal of the temporary support measures.
9.The Group’s insurance business and defined benefit pension schemes are subject to insurance risks
The insurance business of the Group is exposed to short-term and longer-term variability arising from uncertain longevity within the annuity portfolios. The Group’s defined benefit pension schemes are also exposed to longevity risk. Increases in life expectancy (longevity) beyond current allowances would increase the cost of annuities and pension scheme benefits and could adversely affect the Group’s financial condition and results of operations.
Customer behaviour in the insurance business may result in increased cancellations or ceasing of contributions at a rate in excess of business assumptions. Reduced policy persistency and consequent reduction in fee income would have an adverse impact upon the profitability of the insurance business of the Group.
The insurance business of the Group is also exposed to the risk of uncertain insurance claim rates. For example, extreme weather conditions could result in adverse property damage claims and higher levels of theft could increase claims on home insurance. These claims rates may differ from business assumptions and may adversely affect the Group’s financial condition and results of operations.
To a lesser extent, the insurance business is exposed to mortality, morbidity and expense risk. Adverse developments in any of these factors could adversely affect the Group’s financial condition and results of operations.
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
11.The Group is exposed to risks related to the uncertainty surrounding the integrity and continued existence of reference rates
Reference rates and indices, including interest rate benchmarks, which are used to determine the amounts payable under financial instruments or the value of such financial instruments (“Benchmarks”), have, in recent years, been the subject of political and regulatory scrutiny as to how they are created and operated. This has resulted in regulatory reform and changes to existing Benchmarks, the progressive transition of existing and future activity to reference different rates and indices, with further changes anticipated.
These reforms and changes may cause a Benchmark to perform differently than it has done in the past or to be discontinued. At this time, it is not possible to predict the final impact (including conduct, operational and financial impacts) of any such reforms and changes, any establishment of alternative reference rates or any other reforms to these reference rates that may be enacted, including the potential or actual discontinuance of publication of any Benchmark, any transition away from any Benchmark or ongoing reliance on any Benchmark for some legacy products.
Uncertainty as to the nature of such potential changes, alternative reference rates (including, without limitation, SONIA, €STR, SARON and SOFR or term versions of those rates) or other reforms may adversely affect a broad array of financial products, including any Benchmark-based securities, loans and derivatives that are included in the Group’s financial assets and liabilities, that use these reference rates and may impact the availability and cost of hedging instruments and borrowings. During the transition to the new reference rates and/or when these reference rates are no longer available, the Group may incur additional expenses in effecting the transition from such reference rates, and may be subject to disputes, which could have an adverse effect on its results of operations. In addition, it can have important operational impacts through its systems and infrastructure as all systems will need to account for the changes in the reference rates. Any of these factors may have a material adverse effect on the Group’s results of operations, financial condition or prospects.
REGULATORY AND LEGAL RISKS
1.The Group and its businesses are subject to substantial regulation and oversight. Adverse legal or regulatory developments could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects

RISK FACTORS
The Group and its businesses are subject to legislation, regulation, court proceedings, policies and voluntary codes of practice in the UK, the EU and the other markets in which it operates. Adverse legal or regulatory developments could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects which are beyond its control, including:
(i)external bodies applying or interpreting standards, laws, regulations or contracts differently to the Group;
(ii)changes to the prudential regulatory environment;
(iii)changes in competitive and pricing environments, including markets investigations, or one or more of the Group’s regulators intervening to mandate the pricing of the Group’s products as a consumer protection measure;
(iv)one or more of the Group’s regulators intervening to prevent or delay the launch of a product or service, or prohibiting an existing product or service;
(v)further requirements relating to financial reporting, corporate governance, corporate structure and conduct of business and employee compensation;
(vi)expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;
(vii)changes to regulation and legislation relating to economic and trading sanctions, money laundering and terrorist financing;
(viii)developments in the international or national legal environment resulting in regulation, legislation and/or litigation targeting entities such as the Group for investing in, or lending to, organisations deemed to be responsible for, or contributing to, climate change; and
(ix)regulatory changes which influence business strategy, particularly the rate of growth of the business, or which impose conditions on the sales and servicing of products which have the effect of making such products unprofitable or unattractive to sell.
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
(i)certain aspects of the Group’s activities and business may be determined by the relevant authorities, regulatory bodies or the courts to not have been conducted in accordance with applicable laws or regulations;
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
(iv)risks relating to failure to assess the resilience of banks to potential adverse economic or financial developments including implication from regulatory stress test results;
(v)contractual and other obligations may either not be enforceable as intended or may be enforced against the Group in an adverse way;
(vi)the intellectual property of the Group (such as trade names) may not be adequately protected;
(vii)the Group may be liable for damages to third parties harmed by the conduct of its business; and
(viii)the risk of regulatory proceedings, enforcement actions and/or private litigation, arising out of regulatory investigations or otherwise (brought by individuals or groups of plaintiffs) in the UK and other jurisdictions.
Regulatory and legal actions pose a number of risks to the Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. See “Regulatory and Legal Risks – The financial impact of legal proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances." In addition, the Group may be subject, including as a result of regulatory actions, to other penalties and injunctive relief, civil or private litigation arising out of a regulatory investigation or otherwise, the potential for criminal prosecution in certain circumstances and regulatory restrictions on the Group’s business, including the potential requirement to hold additional capital, all of which can have a negative effect on the Group’s reputation as well as taking a significant amount of management time and resources away from the implementation of its strategy.
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
Regulatory divergence, including for example with respect to Payment Service Regulations, Consumer Credit Directive, General Data Privacy Regulations and Edinburgh Reforms, as a consequence of the UK's exit from the EU and developments in both the UK and the EU, is likely to result in increased compliance costs on the Group and potential barriers to cross-border trade in financial services and loss of customers.
General changes in government, central bank or regulatory policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which the Group operates and which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets.
3.The Group and its subsidiaries are subject to resolution planning requirements
In July 2019, the BoE and the Prudential Regulation Authority (the 'PRA') published final rules for a resolvability assessment framework (the “Resolvability Assessment Framework”), and full implementation of the framework became effective from 1 January 2022. This requires the Group to carry out a detailed assessment of its preparations for resolution and publicly disclose this every two years. The BoE published the results of their assessment of the Group's preparations for resolution on 10 June 2022. The BoE identified one shortcoming and no deficiencies or substantive impediments to resolvability. The shortcoming is with regards to the Group's approach to achieving the Adequate Financial Resources outcome relating to the Group's Funding in Resolution capabilities. The Group is enhancing its capabilities and believes these enhancements will work towards addressing the BoE findings. The Group will continue to engage the BoE in that respect. In the event the outcome of future biennial assessments as part of the Resolvability Assessment Framework resulted in the BoE identifying deficiencies or

RISK FACTORS
substantive impediments to resolvability, there may be further direction from the BoE to remove impediments to the effective exercise of stabilisation powers which could affect the way in which the Group manages its business and ultimately impact the profitability of the Group. In addition, the public disclosure of the outcome of such assessments may affect the way the Company and the Group is perceived by the market which, in turn, may affect the secondary market value of securities issued by the Group and members of the Group.
4.The Group and its subsidiaries are subject to regulatory actions which may be taken in the event of a bank or Group failure
Under the Banking Act 2009, as amended, (the “Banking Act”), substantial powers have been granted to HM Treasury, the BoE, the PRA and the UK Financial Conduct Authority (the "FCA", and together with the HM Treasury, the BoE and the PRA, the “Authorities”) as part of the special resolution regime (the “SRR”). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits (including members of the Group) and their parent entities (including the Company) if they are failing or are likely to fail to satisfy certain threshold conditions.
The SRR consists of five stabilisation options: (i) transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established and wholly owned by the BoE; (iii) transfer of all or part of the relevant entity or “bridge bank” to an asset management vehicle; (iv) bail-in of the relevant entity's equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. Certain ancillary powers include the power to modify contractual arrangements in certain circumstances.
Under the Banking Act, powers are granted to the Authorities which include, but are not limited to: (i) a “write-down and conversion power” relating to Tier 1 and Tier 2 capital instruments and (ii) a “bail-in” power relating to the capital instruments and the vast majority of unsecured liabilities (including the senior unsecured debt securities issued by the Group). Such loss absorption powers give resolution authorities the ability to write-down or write-off all or a portion of the claims of certain securities of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. Such resulting ordinary shares may be subject to severe dilution, transfer for no consideration, write-down or write-off. The Banking Act specifies the order in which the bail-in tool should be applied, reflecting the hierarchy of capital instruments under Regulation (EU) No 575/2013 (as amended) as it forms part of domestic law by virtue of the EUWA and related legislation, with certain amendments (the "Capital Requirements Regulation") and otherwise respecting the hierarchy of claims in an ordinary insolvency. Moreover, the Banking Act and secondary legislation made thereunder provides certain limited safeguards for creditors in specific circumstances. For example, a holder of debt securities issued by the Company should not suffer a worse outcome than it would in insolvency proceedings. However, this “no creditor worse off” safeguard may not apply in relation to an application of the write-down and conversion power in circumstances where a stabilisation power is not also used. The exercise of mandatory write-down and conversion power under the Banking Act or any suggestion of such exercise could, therefore, materially adversely affect the rights of the holders of equity and debt securities and the price or value of their investment and/or the ability of the Group to satisfy its obligations under such debt securities.
Resolution authorities also have powers to amend the terms of contracts (for example, varying the maturity of a debt instrument) and to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers, which could have a material adverse effect on the rights of holders of the equity and debt securities issued by the Group, including through a material adverse effect on the price of such securities. The Banking Act also gives the BoE the power to override, vary or impose contractual obligations between a UK bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.
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
The minimum requirement for own funds and eligible liabilities (“MREL”) applies to UK financial institutions and mandates the issuance of a minimum level of own funds and debt instruments that are capable of being written-down or converted to equity in order to prevent a financial institution or its group from failing in a crisis. From 1 January 2022, the Group is required to maintain a minimum level of MREL resources in line with the BoE's MREL statement of policy (MREL SoP), being the higher of 2 times Pillar 1 plus 2 times Pillar 2A, or 6.5% of the UK leverage ratio exposure measure.
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
5.The Group is subject to the risk of having insufficient capital resources and/or not meeting liquidity requirements
If the Group has, or is perceived to have, a shortage of regulatory capital or to be unable to meet its regulatory minimum liquidity requirements, then it may be subject to regulatory interventions and sanctions and may suffer a loss of confidence in the market with the result that access to sources of liquidity and funding may become constrained, more expensive or unavailable. This, in turn, may affect the Group’s capacity to continue its business operations, pay future dividends and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential.

RISK FACTORS
See also the risk factor above entitled "Economic and Financial Risks - The Group’s businesses are subject to inherent risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited”.
A shortage of capital could arise from (i) a depletion of the Group’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks; and/or (ii) changes to the actual level of risk faced by the Group requiring higher capital needed to be held; and/or (iii) changes required by legislation or set by the regulatory authorities increasing the amount of minimum capital requirements and/or the risk weightings applicable to its assets.
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
Whilst the Group monitors current and expected future capital, leverage and liquidity requirements, and seeks to manage and plan its prudential position accordingly and on the basis of current assumptions regarding future regulatory requirements, there can be no assurance that the assumptions will be accurate in all respects or that it will not be required to take additional measures to strengthen its capital, leverage or liquidity position. Market expectations as to capital and liquidity levels may also increase, driven by, for example, the capital and liquidity levels (or targets) of peer banking groups.
The Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could also be affected by future prudential regulatory developments in the UK and in other jurisdictions to which the Group has exposure.
Any of the risks mentioned above could have a material adverse effect on the Group’s capital resources and/or liquidity, results of operations, its ability to continue its business operations and its financial condition.
6.The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances
Where provisions have already been taken in published financial statements of the Group or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”) (“IAS 37”), as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.
Provisions have not been taken where no obligation (as defined in IAS 37) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to the Group which have not been provided for. The Group is exposed to a number of complaints, including certain complaints referred to the Financial Ombudsman Service, that could develop into matters that may require redress and result in significant losses for the Group. Such losses could have an adverse impact on the Group’s financial condition and operations.
The Group has incurred costs for PPI over a number of years totalling £21,960 million. The Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions, including a charge in the fourth quarter. PPI litigation remains inherently uncertain, with a number of key Court judgments due to be delivered in 2023.
In November 2014, the UK Supreme Court ruled in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (“Plevin”) that failure to disclose to a customer a “high” commission payment on a single premium PPI policy sold with a consumer credit agreement created an unfair relationship between the lender and the borrower under s140 of the Consumer Credit Act 1974. It did not define a tipping point above which commission was deemed “high”. The disclosure of commission was not a requirement of the Financial Services Authority (now FCA’s) Insurance: Conduct of Business sourcebook rules for the sale of general insurance (including PPI). Permission to appeal the redress outcome in the Plevin case was refused by the Court of Appeal in July 2015 and by the President of the Family Division in November 2015.
In November 2015 and August 2016, the FCA consulted on the introduction of a two year industry deadline by which consumers would need to make their PPI complaints or lose their right to have them assessed, and proposed rules and guidance about how firms should handle PPI complaints fairly in light of the Plevin judgment discussed above. On 2 March 2017, the FCA confirmed an industry deadline of 29 August 2019. The FCA’s rules to address Plevin commenced on 29 August 2017. The industry deadline also applies to the handling of these complaints. The courts are not bound by the FCA's complaints deadline or redress methodology. Customers therefore can and may wish to continue to bring litigation claims beyond the FCA's deadline for complaints, which could have a material adverse effect on the Group’s reputation, business, financial condition, results of operations and prospects.
Further, no assurance can be given that the Group will not incur liability in connection with any past, current or future non-compliance with legislation or regulation, and any such non-compliance could be significant and materially adversely affect its reputation, business, financial condition, results of operations and prospects.
7.The Group must comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations, and a failure to prevent or detect any illegal or improper activities fully or on a timely basis could negatively impact customers and expose the Group to liability
The Group is required to comply with applicable anti-money laundering, anti-terrorism, sanctions, anti-bribery and other laws and regulations in the jurisdictions in which it operates. These extensive laws and regulations require the Group, amongst other things, to adopt and enforce “know-your-customer” policies and procedures and to report suspicions of money laundering and terrorist financing, and in some countries specific transactions to the applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel, and have become the subject of enhanced government and regulatory supervision.
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

RISK FACTORS
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
8.Failure to manage the risks associated with changes in taxation rates or applicable tax laws, or misinterpretation of such tax laws, could materially adversely affect the Group’s results of operations, financial condition or prospects
Tax risk is the risk associated with changes in taxation rates, applicable tax laws, misinterpretation of such tax laws, disputes with relevant tax authorities in relation to historic transactions, or conducting a challenge to a relevant tax authority. Failure to manage this risk adequately could cause the Group to suffer losses due to additional tax charges and other financial costs including penalties. Such failure could lead to adverse publicity, reputational damage and potentially costs materially exceeding current provisions, in each case to an extent which could have an adverse effect on the Group’s results of operations, financial condition or prospects.
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
Specifically, failure to develop, deliver or maintain effective IT solutions in line with the Group’s operating environment could have a material adverse impact on customer service and business operations. Any prolonged loss of service availability could damage the Group’s ability to service its customers, could result in compensation costs and could cause long-term damage to its business and brand. See “Business and Operational Risks – The Group’s business is subject to risks related to cybercrime and technological failure”.
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
2.The Group is exposed to conduct risk
The Group is exposed to various forms of conduct risk in its operations. Conduct risk is the risk of customer detriment due to poor design, distribution and execution of products or services, or other activities which could undermine the integrity of the market or distort competition, leading to customer harm, regulatory censure, or reputational damage or financial loss. Such risks are inherent in banking services. Forms of conduct risk include business and strategic planning, processes and systems that do not sufficiently consider customer needs which could lead to customers not receiving the best outcome to meet their needs, products and services that do not offer fair value (which could lead to customer harm) products being offered to customers that are not sustainable (which could lead to customers unfairly falling into arrears) ineffective management and monitoring of products and their distribution (which could result in customer harm), customer communications that are unclear, unfair, misleading or untimely (which could impact customer decision-making and result in customer harm), a culture that is not sufficiently customer-centric (potentially driving improper decision-making and customer harm), outsourcing of customer service and product delivery via third-parties that do not have the same level of control, oversight and customer-centric culture as the Group (which could result in potentially unfair or inconsistent customer outcomes), the possibility of alleged mis-selling of financial products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in the Group’s financial accounts), ineffective management of customer complaints or claims (which could result in customer harm), ineffective processes or procedures to support customers, including those in potentially vulnerable circumstances (which could result in customer harm), and poor governance of colleagues’ incentives and rewards and approval of schemes which result in customer harm. Ineffective management and oversight of legacy conduct issues can also result in customers who are undergoing remediation being unfairly treated and therefore further rectification being required, including at the direction of regulators. The Group is also exposed to the risk of engaging in, or failing to manage, conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest. Each of these risks can lead to regulatory censure, reputational damage, regulatory intervention/enforcement, the imposition of lengthy remedial redress programmes and financial penalties or other loss for the Group, all of which could have a material adverse effect on its results of operations, financial condition or prospects.
3.The Group’s business is subject to risks related to cybercrime and technological failure
Cyber-threats are constantly evolving and increasing in terms of complexity, frequency, impact and severity. The financial sector remains a primary target for cybercriminals. Attempts are made on a regular basis to compromise the Group's IT systems and services, and to steal

RISK FACTORS
customer and bank data. Additionally, third parties may also fraudulently attempt to induce employees, customers, third-party providers or other users who have access to Group’s systems to disclose sensitive information in order to gain access to the Group’s data or that of customers or employees. Moreover, the Group does not have direct control over the cybersecurity of the systems of its clients, customers, counterparties and third party service providers and suppliers, limiting the Group’s ability to effectively defend against certain threats. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of the Group’s employees or third parties, including third party providers, or may result from accidental technological failure. Additionally, remote working arrangements, which emerged during the COVID-19 pandemic and are continuing for many of the Group’s and third party providers’ employees, place heavy reliance on the IT systems that enable remote working and may increase exposure to fraud, conduct, operational and other risks and may place additional pressure on the Group’s ability to maintain effective internal controls and governance frameworks. Remote working arrangements are also subject to regulatory scrutiny to ensure adequate recording, surveillance and supervision of regulated activities, and compliance with regulatory requirements and expectations, including requirements to: meet threshold conditions for regulated activities; ensure the ability to oversee functions (including any outsourced functions); ensure no detriment is caused to customers; and ensure no increased risk of financial crime. Common types of cyberattacks include, but are not limited to, deployment of malware to obtain covert access to systems and data; ransomware attacks that render systems and data unavailable through encryption; denial of service and distributed denial of service (DDoS) attacks; infiltration via business email compromise; social engineering, including phishing, vishing and smishing; automated attacks using botnets; and credential validation or stuffing attacks using login and password pairs from unrelated breaches.
A successful cyber-attack or technological failure may impact the confidentiality or integrity of the Group's or its clients', employees' or counterparties' information or the availability of services to customers. As a result of such an event or a failure in the Group’s cybersecurity policies, the Group could experience a major disruption in operations, material financial loss, loss of competitive position, regulatory actions, inability to deliver customer services, breach of client contracts, loss of data or other sensitive information (including as a result of an outage), reputational harm or legal liability, which, in turn, could have a material adverse effect on its results of operations, financial condition or prospects. The Group may be subject to litigation, sanctions and/or financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. The Group may be required to spend additional resources to notify or compensate customers, modify its protective measures, investigate and remediate vulnerabilities or other exposures, reinforce the due diligence of and revisit its working relationship with third party providers and develop and evolve its cybersecurity controls in order to minimise the potential effect of such attacks. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely notification of them, as appropriate. In accordance with the Data Protection Act 2018 and the European Union Withdrawal Act 2018, the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2019, as amended by the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2020 (“ UK Data Protection Framework”) and European Banking Authority (“ EBA”) Guidelines on ICT and Security Risk Management the Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of the Group, its customers and its employees. In order to meet this requirement, the Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom the Group interacts. A failure to monitor and manage data in accordance with the UK Data Protection Framework and EBA guidelines may result in financial losses, regulatory fines and investigations and associated reputational damage. The Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT-related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which could negatively impact the Group. Due to the Group’s reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have a material adverse impact on the Group, its business, results of operations and outlook.
4.The Group is subject to the financial and non-financial risks related with Environmental, Social and Governance (ESG) matters, for example, climate change and human rights issues
The risks associated with ESG-related matters are coming under an increasing focus, both in the UK and internationally, from governments, regulators and large sections of society. This includes numerous topics, across environmental (including climate change, as well as biodiversity and loss of natural capital); social (including human rights issues, financial inclusion, and workforce diversity and inclusion and employee wellbeing); and governance (including board diversity, culture and ethics, executive compensation, management structure, employee conduct, data privacy and whistleblowing) matters.
ESG ratings from agencies and data providers which rate how the Group manages environmental, social and governance risks are increasingly influencing investment decisions or being used as a basis to compare the sustainability of financial services providers. Any reduction in the Group’s ESG ratings could have a negative impact on the Group’s reputation, influence investors’ risk appetite and impact on customers’ willingness to deal with the Group.
Legislative and regulatory expectations of how banks should prudently manage and transparently disclose ESG-related risks continue to evolve. In the UK, these expectations are particularly focused on climate-related risks, building on the PRA’s supervisory expectations for embedding climate-related financial risks outlined in Supervisory Statement 3/19 and the 2021 Climate Biennial Exploratory Scenario (CBES). The prudential regulation of climate-related risks is an important driver in how the Group develops its risk appetite for financing activities or engaging with counterparties that do not align with a transition to a net zero economy or do not have a credible transition plan. Any failure of the Group to fully and timely embed climate-related risks into its risk management practices and framework to appropriately identify, measure, manage and mitigate the various climate-related physical and transition risks and apply the appropriate product governance in line with applicable legal and regulatory requirements and expectations, may have a material and adverse effect on the Group’s regulatory compliance, prudential capital requirements, liquidity position, reputation, business, results of operations and outlook.
The risks associated with climate change include: physical risks, arising from climate and weather-related events of increasing severity and/or frequency; and transition risks resulting from the process of adjustment towards a lower carbon economy (including stranded, redundant or prohibited assets), including potential legal risks or reputational damage as a result of failure to comply with regulatory requirements as well as litigation and conduct liability related to sustainability issues.
Physical risks from climate change arise from a number of factors, relating to specific weather events and longer term shifts in the climate. The nature and timing of extreme weather events are uncertain but they are increasing in frequency and their impact on the economy is predicted to be more acute in the future. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment and significant changes in asset prices and profitability of industries. Climate change related increases in risk could necessitate the withdrawal of cover from areas that become uninsurable due to extreme inundation risk, opening the Group up to reputational damage in its withdrawal of such support. These risks could also lead to deteriorating claims experience for the Group’s general insurance business, out of line with the original assessment of risk that was used to set price and capital adequacy. This could pose a threat to both profitability and the strength of the solvency position of the general insurance business. The physical risks could also lead to the disruption of business activity at customers’ locations. Damage to the Group customers’ properties and operations could disrupt business, impair asset values and negatively impact the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in the Group’s portfolios. In

RISK FACTORS
addition, the Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs and negatively affecting the Group’s business continuity and reputation.
The move towards a low-carbon economy will also create transition risks, due to potential significant and rapid developments in the expectations of policymakers, regulators and society resulting in policy, regulatory and technological changes which could impact the Group. These risks may cause the impairment of asset values, impact the creditworthiness of the Group’s customers, and impact defaults among retail customers (including through the ability of customers to repay their mortgages, as well as the impact on the value of the underlying property), which could result in currently profitable business deteriorating over the term of agreed facilities. They may also adversely affect a policyholder’s returns.
In October 2021, the UK Government published its Net Zero Strategy which sets out how the UK will deliver on its commitment to reach net zero emissions by 2050. Since then, the Russian invasion of Ukraine and other global factors have fundamentally changed the economic landscape in the UK, placing huge pressure on households and businesses through high energy prices and broader inflationary pressures, and leading the UK government to commission a review into its approach to net zero. The timing, content and implementation of the specific policies and proposals remain uncertain. Widespread transition to a net zero economy across all sectors of the economy and markets in which the Group operates will be required to meet the goals of the 2015 Paris Agreement, the UK’s Net Zero Strategy and the Glasgow Climate Pact of 2021. The impact of the extensive commercial, technological, policy and regulatory changes required to achieve transition remains uncertain, but it is expected to be significant and may be disruptive across the global economy and markets, especially if these changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently. Some sectors such as property, energy (including oil and gas), mining, infrastructure, transport (including automotive and aviation) and agriculture are expected to be particularly impacted.
The Group has set several ambitions to support the decarbonisation of its business in line with limiting global warming to 1.5°C.
For banking financed emissions there is an ambition to work with customers, government and the market to help reduce the emissions it finances by more than 50 per cent by 2030 on the path to net zero greenhouse gas emissions by 2050 or sooner, supporting both the UK Government's ambition and the 2015 Paris Agreement. In April 2021, the Group joined, as a founding member, the Net Zero Banking Alliance, committing to aligning its lending portfolios with net-zero emissions by 2050, and in October 2022, the Group published seven sector-specific emission reduction targets for its banking activity covering some of the UK's hardest to abate and most material sectors.
For Scottish Widows financed emissions there is a target to halve the carbon footprint1 of Scottish Widows’ investments by 2030 on the path to net zero by 2050. Achieving this will require pro-active investment in climate solutions, selective divestments and using the Group's influence through stewardship to drive the transition to a low-carbon future, following the Institutional Investors Group on Climate Change Net Zero Investment Framework, all of which are long term initiatives, subject to uncertainty and not wholly within the Group's control. The Group also has three operational pledges which accelerate the Group's plan to tackle climate change and apply across the Group's operations and a supply chain ambition. The operational pledges include: the Group aims to achieve net zero carbon operations by 2030; the Group aims to reduce its total energy consumption by 50 per cent by 2030; and the Group aims to maintain travel carbon emissions below 50 per cent of pre-COVID levels. The supply chain ambition is for the Group to reduce the emissions from its suppliers by 50 per cent by 2030, on the path to net zero by 2050, or sooner.
Making the changes necessary to achieve these ambitions may materially affect the Group’s business and operations, including potential reductions to its exposure to customers that do not align with a transition to a net zero economy or do not have a credible transition plan. Increases in lending and financing activities may wholly or partially offset some or all of these reductions in financed emissions, which may increase the extent of changes and reductions necessary. It is anticipated that activity to support the Group’s ambitions, together with the active management of climate-related risks and other regulatory, policy and market changes, are likely to necessitate material and accelerated changes to the Group’s business, operating model and existing exposures (potentially on accelerated timescales and outside of risk appetite) which may have a material adverse effect on the Group’s ability to achieve its financial targets and generate sustainable returns.
The Group also recognises the need for a 'just transition', in line with increasing external expectations. The ‘just transition’ seeks to ensure that the most disadvantaged members of society are not disproportionally affected by the transition to a net zero economy, for example, workers in industries that will be displaced by the transition will need to be considered and managed. Although the Group is actively seeking to further understand how it integrates ‘just transition’ considerations alongside its environmental sustainability strategy, including leveraging insight from external memberships such as the Financing Just Transition Alliance, greater external attention on this subject could create risks, including potential reputational damage, for financial institutions, including the Group.
In addition, the Group’s ability to achieve these ambitions, targets and commitments will depend to a large extent on many factors and uncertainties beyond the Group’s direct control. These include the macroeconomic environment, the extent and pace of climate change, including the timing and manifestation of physical and transition risks, the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers and other stakeholders to adapt and/or mitigate the impact of climate-related risks, changes in customer behaviour and demand, the challenges related with the implementation and integration of adoption policy tools, changes in the available technology for mitigation and adaptation, the availability of accurate, verifiable, reliable, consistent and comparable data. These internal and external factors and uncertainties will make it challenging for the Group to meet its climate ambitions, targets and commitments and there is a significant risk that all or some of them will not be achieved. Any delay or failure in setting, making progress against or meeting the Group’s climate-related ambitions, targets and commitments may have a material adverse effect on the Group, its reputation, business, results of operations, outlook, market and competitive position and may increase the climate-related risks the Group faces.
If the Group does not adequately embed the risks associated with climate change identified above into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, this could have an adverse impact on the Group’s results of operations, financial condition, capital requirements and prospects. Furthermore, inadequate climate risk disclosure could result in the loss of the Group's investor base as it will not be perceived to be a green investment. Equally, the Group must ensure that its disclosures, communications and marketing provide an accurate reflection of the appropriate climate, or sustainability-related credentials. Implications of inadequately managing or disclosing climate-related risk or evidencing progress in line with expectations, could also result in potential reputational damage, customer attrition or loss of investor confidence. In particular, failure to deliver or sufficiently implement the Group’s net zero strategy and external commitments, relating to the emissions the Group finances and the Group's operations, could result in reputational risks such as increased stakeholder concern or negative feedback, and increased scrutiny around the Group's activities relating to high emissions sectors and products.
1    Carbon footprint is a measure of carbon intensity calculated as absolute value of emissions applicable to an investment divided by the value of investment.
In addition, there is increasing evidence that a number of nature-related risks beyond climate change, including risks that can be represented more broadly by economic dependency on nature, can and will have significant economic impact. These risks arise when the provision of natural services such as water availability, air quality, and soil quality are compromised by overpopulation, urban development, natural habitat and ecosystem loss, and other environmental stresses beyond climate change. This is an evolving and complex area which requires collaborative approaches with partners, stakeholders and peers to help measure and mitigate negative impacts of financing activities on the environment and all living things within it, as well as supporting the growing sector of nature-based solutions, habitat restoration and biodiversity markets. These risks can manifest in a variety of ways, across all principal risk types, for both the Group and its customers.

RISK FACTORS
There is also increased investor, regulatory, civil society and customer scrutiny regarding how businesses address social issues, including tackling inequality, improving financial inclusion and access to finance, working conditions, workplace health, safety and employee wellbeing, workforce diversity and inclusion, data protection and management, human rights and supply chain management which may impact the Group’s employees, customers, and their business activities and the communities in which they operate. The key human rights risks that currently impact the Group include discrimination, in particular with respect to our employees and our customers, modern slavery, human rights and labour conditions in our supply chains, our investee companies and those of our customers. Failure to manage these risks may result in negative impacts on our people (both in terms of hiring and retention), our business and our reputation. Such failure could also lead to breaches of rapidly evolving legal and regulatory requirements and expectations in certain markets and this could have reputational, legal and financial consequences for the Group.
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
The Competition and Markets Authority (the “CMA”) launched a full market investigation into competition in the SME banking and personal current account (“PCA”) markets between 2014 and 2016 followed by the Retail Banking Market Investigation Order 2017 in February 2017. This led to a number of changes which have impacted the competitive environment, including the introduction of "open banking", the publication of service quality information and improvements to current accounts switching. The FCA has also undertaken market reviews in each of the major retail product markets and introduced remedies to help customers compare and switch products. For example, the FCA’s overdraft pricing remedies which came into force in April 2020, required all firms to price their overdraft products using a simple comparable interest rate. In addition to this, the implementation of ring-fencing regulations in 2019 has had direct and indirect impacts on UK mortgage providers and the mortgage market. For some firms (who have historically utilised their retail deposits to fund activities outside of traditional retail banking), ring-fencing has impacted their ability to fund such non-retail banking resulting in additional access deposits which may have been directed to the mortgage market, increasing competition and driving down prices.
HM Treasury is reviewing the regulatory framework post the UK exit from the European Union, as part of the Future Regulatory Framework Review. As part of this work, HM Treasury is proposing that the FCA and the PRA have a secondary objective focused on international competitiveness of financial services firms and the industry.
As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of the Group’s existing competitors in that market. Any of these factors or a combination thereof could have an impact on the profitability of the Group.
6.The Group could fail to attract, retain and develop high calibre talent
The Group’s success depends on its ability to attract, retain and develop high calibre talent. Attracting additional and retaining existing skilled personnel is fundamental to the continued growth of the Group. Personnel costs, including salaries, continue to increase as the general level of prices and the standard of living increases in the countries in which the Group does business and as industry-wide demand for suitably qualified personnel increases. No assurance can be given that the Group will successfully attract new personnel or retain existing personnel required to continue to grow its business and to successfully execute and implement its business strategy. In addition, while the UK Government has provided clear guidance on residency permission for EU workers in the UK, post the UK's exit from the EU, the numbers of EU workers coming to the UK has decreased due to the COVID-19 pandemic and UK's exit from the EU, which may make it more challenging for the Group to recruit and retain colleagues with the relevant skills and experience.
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
Failure to execute the Group’s strategic initiatives successfully could have an adverse effect on the Group’s ability to achieve the stated targets and other expected benefits of these initiatives, and there is also a risk that the costs associated with implementing such initiatives may be higher than expected or benefits may be less than expected. Both of these factors could materially adversely impact the Group’s results of operations, financial condition or prospects.
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

RISK FACTORS
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
9.The Group’s financial statements are based, in part, on assumptions and estimates
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.
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
10.The Company may not have sufficient liquidity to meet its obligations, including its payment obligations with respect to its external debt securities
The Company is a non-operating holding company.
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
11.The Company may not pay a dividend on its ordinary shares in any given financial/calendar year
The determination of the Board of Directors of the Company (the “Board”) in any given year of whether the Company can or should pay a dividend on its ordinary shares, or the amount of such dividend, is subject to a number of factors.
In addition, specific measures, have been, and may continue to be taken by regulators to restrict distributions for example in times of significant economic uncertainty.
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
12.Volatility in the price of the Company’s ordinary shares may affect the value of any investment in the Company
The market price of the Company’s ordinary shares could be volatile and subject to significant fluctuations due to various factors, some of which may be unrelated to the Group’s operating performance or prospects. These include economic or political disruption in the main jurisdictions in which the Group operates, any regulatory changes affecting the Group’s operations, developments in the industry or its competitors, the operating and share price performance of other companies in the industries and markets in which the Group operates, the potential placing of large volumes of the Company’s ordinary shares in the market or buyback of significant volume of the Company's ordinary shares from the market, or speculation about the Group’s business in the press, media or investment communities. Furthermore, the Group’s results of operations and prospects from time to time may vary from the expectations of rating agencies, market analysts or investors. Any of these events could result in volatility in the market prices of the Company’s ordinary shares. In general, prospective investors should be aware that the value of an investment in the Company’s ordinary shares may go down as well as up.

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; market related risks, trends and developments; exposure to counterparty risk; instability in the global financial markets, including within the Eurozone, and as a result of the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; risks related to the uncertainty surrounding the integrity and continued existence of reference rates; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions), including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group's financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

LLOYDS BANKING GROUP STRUCTURE
The following subsidiaries are disclosed as principal subsidiaries in note 56 to the consolidated financial statements; the list below includes all significant subsidiaries, and certain other subsidiaries as noted below, of the Company at 31 December 2022.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Lloyds Banking Group plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Lloyds Banking Group plc and subsidiaries (the "Group") as at 31 December 2022 and 2021, the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in equity, and cash flow statements, for each of the two years in the period ended 31 December 2022, and the related notes and the tables marked as “Audited” in the Operating and financial review and prospects section on pages 22 to 102 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The consolidated financial statements of the Group for the year ended December 31, 2020, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 1 and the adjustment to the disclosures for changes in the composition of reportable segments discussed in Note 4 to the financial statements, were audited by other auditors whose report, dated 26 February 2021, expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2020 consolidated financial statements to retrospectively apply the change in accounting for cash and cash equivalents disclosed in the cash flow statement in 2022, as discussed in Note 1, and the change in composition of reportable segments in 2022, as discussed in Note 4 to the financial statements. Our procedures over cash and cash equivalents included (1) obtaining the Group’s supporting accounting analysis of the retrospective adjustments for the reclassification for the change in accounting for cash and cash equivalents prepared by management, as discussed in Note 1, and comparing the retrospectively adjusted amounts per the 2020 financial statements to such analysis, (2) comparing previously reported amounts to the previously issued financial statements for such year, (3) testing the mathematical accuracy of the accounting analysis, and (4) on a test basis comparing the adjustments to retrospectively adjust the financial statements for the reclassification of cash and cash equivalents related to the change in accounting for cash and cash equivalents, as discussed in Note 1 to the Group’s supporting documentation. Our procedures over the changes to composition of reportable segments included (1) comparing the adjustment amounts of segment financial information to the Group's supporting analysis, and (2) testing the mathematical accuracy of the reconciliation of segment amounts to the financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2020 consolidated financial statements of the Group other than with respect to the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2020 consolidated financial statements taken as a whole.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as at 31 December 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 24 February 2023, expressed an unqualified opinion on the Group's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Expected Credit Losses
Impairment of loans and advances
Refer to notes 2, 3, 13, 19 and 52 in the financial statements
Critical Audit Matter Description
The Group has recognised £4.9bn of expected credit losses (“ECL”) as at 31 December 2022. The determination of ECL consists of a number of assumptions that require a high degree of complex and subjective auditor judgement, specialised skills and knowledge, complex impairment modelling and a high degree of estimation uncertainty. Specifically, the impact of the war in Ukraine, residual economic impact of the COVID-19 pandemic, as well as the economic impact of the rising cost of living on the ECL have been particularly judgemental given the inherent uncertainty in the current economic environment.
The key areas we identified as having the most significant level of management judgement were in respect of:
•Multiple Economic Scenarios ("MES");
•Retail ECL; and
•Commercial ECL.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Three scenarios are derived from the distribution as averages of constituent modelled scenarios around the 15th, 75th and 95th percentiles of the distribution corresponding to an upside, a downside and a severe downside, respectively. The severe downside is then adjusted to incorporate non-modelled paths for inflation and interest rate assumptions. The upside, the base case and the downside scenarios are weighted at 30% and the severe downside at 10%.
These four scenarios are then used as key assumptions in the determination of the ECL allowance.
The development of these multiple economic scenarios is inherently uncertain, highly complex, and requires significant judgement. The principal consideration for our determination that the multiple economic scenarios is a critical audit matter was the high degree of management judgement which required specialised auditor knowledge and a high degree of audit effort in areas such as evaluating the forward-looking information used by management, and the weighting applied.
Retail ECL
The ECL for the Retail division is determined on a collective basis using impairment models to calculate a probability weighted estimate by applying a probability of default, exposure at default and a loss given default, taking account of collateral held or other loss mitigants, discounted using the effective interest rate.
The key judgements and estimates in determining the ECL for the Retail division include:
•Modelling approach, modelling simplifications and judgements, and selection of modelling data;
•Behavioural lives; and
•The appropriate allocation of assets into the correct IFRS 9 stage through the assessment of significant deterioration in credit risk since origination.
Model Adjustments
Adjustments are made to models to address known model and data limitations, and emerging or non-modelled risks. The current economic environment continues to be uncertain and differs from recent experience being characterised by elevated inflation, the “cost of living” crisis for personal borrowers, and higher finance costs, all of which affect the debt servicing capacity of borrowers. As a result, the judgements around if and when the Group have recognised adjustments in the model to account for the impacts of the current economic environment and potential model weaknesses in coping with the current economic outlook are highly judgmental and inherently uncertain. These adjustments require specialist auditor judgement when evaluating the completeness of adjustments, and the methodology, models and inputs to the adjustments.
Commercial ECL
The ECL in the Commercial Banking division is calculated on a collective basis for performing loans, being those in stage 1 and 2, and on an individual basis for larger impaired loans in stage 3.
The collective provision is determined using impairment models. The models use a number of significant judgments to calculate a probability weighted ECL estimate applying an appropriate probability of default, estimated exposure at default and taking account of collateral held or other loss mitigants, discounted using the effective interest rate. The key driver of the probability of default and, therefore, the staging of Commercial banking exposures is the credit risk rating. The determination of these credit risk ratings is performed on a counterparty basis for larger exposures by a credit officer and involves a high degree of judgement and consideration of multiple sources of information.
Complex models and significant judgements are used to develop the probability of default, loss given default and exposure at default as well as applying the staging criteria under IFRS 9.
For individual provision assessments of larger exposures in stage 3, the significant judgements in determining provisions are the:
•completeness and appropriateness of the potential workout scenarios identified;
•probability assigned to each identified potential workout scenarios; and
•valuation assumptions used in determining the expected recovery strategies.
Complex and subjective auditor judgement including specialised knowledge is required in evaluating the methodology, models and inputs that are inherently uncertain.
How the Critical Audit Matter Was Addressed in the Audit
Multiple Economic Scenarios
We performed the following procedures:
•Tested the controls over the generation of the multiple economic scenarios including those over the Group’s governance processes to determine the base case, different scenarios and the weightings applied to each scenario;
•Working with our internal economic specialists:
–Challenged and evaluated economic forecasts in the base scenario such as the unemployment rate, House Price Index, inflation and forecasted interest rates, and Gross Domestic Product through comparison to independent economic outlooks, external analysts and market data;
–Challenged the appropriateness of management’s change in methodology in determining the severe downside scenario;
–Challenged and evaluated the appropriateness of the methodology applied to generate alternative macroeconomic scenarios, including associated weightings and assumptions within;
–Independently replicated the multiple economic scenario model and compared the outputs of our independent model to the Group’s output to test scenario generation;
•Tested the completeness and accuracy of the data used by the model;
•Performed a stand back assessment of the appropriateness of the weightings applied to each of the scenarios based on publicly available data; and
•Evaluated the adequacy of disclosures in respect of significant judgements and sources of estimation uncertainty including macroeconomic scenarios.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Retail ECL
We have tested the relevant controls to determine the ECL provisions including:
•Model governance, including model validation and monitoring;
•Model assumptions;
•The allocation of assets into stages; and
•Data accuracy and completeness.
Working with our internal modelling specialists our audit procedures over the key areas of estimation covered the following:
•Model estimations; where we:
–Evaluated the appropriateness of modelling approach and assumptions used;
–Independently replicated the models for the most material portfolios and compared the outputs of our independent models to the Group’s outputs;
–Assessed model performance by evaluating variations between observed data and model predictions;
–Developed an understanding of assessed model limitations and remedial actions; and
–Tested the completeness and accuracy of the data used in model execution and calibration.
•Allocation of assets into stages, where we:
–Evaluated the appropriateness of quantitative and qualitative criteria used for allocation into IFRS 9 stages;
–Tested the appropriateness of the stage allocation for a sample of exposures; and
–Tested the data used by models in assigning IFRS 9 stages and evaluated the appropriateness of the model logic used.
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
•Performed a recalculation of the adjustments; and
•Evaluated the completeness of adjustments based on our understanding of model and data limitations, including those related to cost of living pressures;
•Evaluated whether duplication exists between different model adjustments and between model adjustments and core models; and
We have assessed the adequacy of the disclosures and whether the disclosures appropriately address the uncertainty which exists in determining the ECL.
Commercial ECL
We tested the controls across the process to determine the ECL provisions including:
•Model governance and arithmetical accuracy of provision calculations;
•Data accuracy and completeness; and
•Recognition and calculation of post-model adjustments.
We performed the following audit procedures over:
•Expected credit losses determined through impairment models:
–Independently assessed the credit rating and tested whether the exposure was in the correct stage a significant increase in credit risk had occurred to result in a stage 2 classification against IFRS 9 criteria;
–Assessed and challenged the model methodologies, approach and assumptions, including those used in developing the IMAs and PMAs;
–Tested the completeness and accuracy of data used; and
–Performed a recalculation of the IFRS 9 collective provision.
•Expected credit losses assessed individually:
–Assessed the exposures to determine if they met the definition of credit impaired with a stage 3 classification; Performed independent assessments to determine the appropriateness of recovery scenarios and associated cash flows, including considerations of climate risks on recoveries;
–Evaluated valuations, including the use of internal specialists for business valuations; and
–Independently assessed and challenged the completeness of workout scenarios identified and weightings applied.
We have assessed the adequacy of the disclosures appropriately address the uncertainty which exists in determining the ECL.
Insurance actuarial assumptions
Value of in-force business, Liabilities arising from insurance contracts and participating investment contracts
Refer to notes 2, 3, 10, 24, 31 and 32 in the financial statements
Critical Audit Matter Description
The valuation of the Group’s liabilities arising from insurance contracts and participating investment contracts (“insurance contract liabilities”) and value of in-force asset (“VIF”) involves complex and subjective judgements about future events, both internal and external to the business, which are inherently uncertain.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Group’s insurance contract liabilities and value of in-force asset were £106.9bn and £5.4bn respectively. As such, small changes in these assumptions can, individually and in combination, result in a material impact to the valuation of these balances and therefore, a material impact to the Group’s profit for the period.
In particular, the following key judgements and estimations are significant to the valuation of the Group’s insurance contract liabilities and VIF:
•Base mortality rates and mortality improvements used for annuities, reflecting the expectation of how long an annuity policyholder will live, including how this may be affected by the current economic environment on health and the provision of healthcare;
•Maintenance expense assumptions and associated provisions, reflecting the expected cost of maintaining policies until maturity;
•Persistency assumptions and provisions, reflecting the expected retention of policies over time for the Workplace Pensions business;
•Credit default assumptions, used in the Valuation Interest Rate for annuities; and
•Illiquidity Premium, used in the calculation of the risk-discount rate for the VIF on annuities.
How the Critical Audit Matter Was Addressed in the Audit
We tested controls over the Group’s processes over the insurance actuarial assumptions including:
•Each key assumption;
•Data underlying each key assumption; and
•Modelling methodologies used.
We utilised our actuarial specialists to support our testing of the following key assumptions as set out below.
•Base mortality rates and mortality improvements used for annuities:
–Tested the data used in the assumption setting process;
–Evaluated base mortality assumptions and tested underlying experience investigations, including independent replication of a sample of experience studies;
–Evaluated the approach to setting long term rates of mortality improvement through benchmarking against peers, taking into account specific features of the Group’s annuity policyholders (including any adjustments for socio-economic groups); and
–Assessed expert judgements made, including choice of model parameterisation and judgements made regarding experience over the COVID-19 pandemic, including the impact of the macroeconomic environment on policyholder health.
•Maintenance expenses and persistency assumptions and provisions:
–Tested the data used in the assumption setting process, re-performing key calculations; and
–Assessed the expert judgements used in setting these assumptions and provisions including the treatment of expenses associated with the Group’s cost allocation process and future administration system migrations.
•Credit default adjustment and Illiquidity Premium:
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
Refer to notes 2, 3, 16, 49 and 52 in the financial statements
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
The Group holds several portfolios of level 3 illiquid investments totalling £7.9bn, the largest of which is held within the Insurance, Pensions and Investments division. which comprises loans in the commercial real estate, social housing, infrastructure, and education sectors. The valuation of these loans uses complex valuation models as they are without readily determinable market values and were valued using significant unobservable inputs, such as loan to bond premium and calibration spread that involved considerable judgement by management.
We also consider these judgements to be at risk of management bias.
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Regulatory and litigation matters
Other provisions
Refer to notes 2, 3 and 37 in the financial statements
Critical Audit Matter Description
The Group operates in an environment where it is subject to regulatory investigations, litigation and customer remediation, including allegations of fraud and misconduct. The Group is currently exposed to a number of regulatory and litigation matters. The Group’s provision for these matters is £0.8bn as at 31 December 2022, the most significant of which is the HBOS Reading matter.
Significant judgement is required by the Group in determining whether, under IAS 37 Provisions, Contingent Liabilities and Contingent Assets:
•Based on the information available to the Group, the amount recorded is representative of the Group’s best estimate to settle the obligation; and
•Any contingent liabilities and underlying significant estimation uncertainties are adequately disclosed.
How the Critical Audit Matter Was Addressed in the Audit
We performed the following audit procedures:
•Tested the Group’s controls over the completeness of provisions, the review of the assessment of the provision against the requirements of IAS 37, the review of the appropriateness of judgements used to determined a ‘best estimate’ and the completeness and accuracy of data used in the process;
•Evaluated the assessment of the provisions, associated probabilities, and potential outcomes in accordance with IAS 37;
•Verified and challenged whether the methodology, data and significant judgements and assumptions used in the valuation of the provisions are appropriate in the context of the applicable financial reporting framework;
•In respect of HBOS Reading, we inspected information available including outcomes for the awards made by the Foskett panel and tested the methodology applied to determine the provision;
•Inspected correspondence and, where appropriate, made direct inquiry with the Group’s regulators and internal and external legal counsel;
•Where no provision was made, we critically assessed and challenged the conclusion in the context of the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and
•Evaluated whether the disclosures made in the financial statements appropriately reflect the facts and key sources of estimation uncertainty.
Defined benefit obligations
Retirement benefit obligations
Refer to notes 2, 3 and 35 in the financial statements
Critical Audit Matter Description
The Group operates a number of defined benefit retirement schemes, the obligations for which totalled £29.0bn as at 31 December 2022. Their valuation is determined with reference to key actuarial assumptions including mortality assumptions, discount rates and inflation rates. Due to the size of these schemes, small changes in these assumptions can have a material impact on the value of the defined benefit obligation and therefore, the assessment of these assumptions are a key judgement.
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

/s/ Deloitte LLP
London, United Kingdom

24 February 2023

We have served as the Group's auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Lloyds Banking Group plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Lloyds Banking Group plc and subsidiaries (the "Group") as at 31 December 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended 31 December 2022, of the Group and our report dated 24 February 2023, expressed an unqualified opinion on those consolidated financial statements.
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
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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

24 February 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors and shareholders of Lloyds Banking Group plc
Opinion on the Financial Statements
We have audited the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement of Lloyds Banking Group plc and its subsidiaries (the “Company”) for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively reflect the changes in the consolidated cash flow statement and the changes in the segmental analysis described in Notes 1, 2(A), 4 and 53 of the consolidated financial statements for the year ended 31 December 2022. In our opinion, the consolidated financial statements for the year ended December 31, 2020, before the effects of the adjustments to retrospectively reflect the changes in the consolidated cash flow statement and the changes in the segmental analysis described in Notes 1, 2(A), 4 and 53 present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2020 consolidated financial statements before the effects of the adjustments discussed in Notes 1, 2(A), 4 and 53 are not presented herein).
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the changes in the consolidated cash flow statement and the changes in the segmental analysis described in Notes 1, 2(A), 4 and 53 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
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

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December

	Note	2022 £ million	2021 £ million	2020 £ million
Interest income		17,645	13,258	14,306
Interest expense		(3,688)	(3,892)	(3,557)
Net interest income	5	13,957	9,366	10,749
Fee and commission income		2,835	2,608	2,308
Fee and commission expense		(1,332)	(1,185)	(1,148)
Net fee and commission income	6	1,503	1,423	1,160
Net trading income	7	(19,987)	17,200	7,220
Insurance premium income	8	9,059	8,283	8,615
Other operating income	9	1,276	1,172	1,423
Other income		(8,149)	28,078	18,418
Total income		5,808	37,444	29,167
Insurance claims and changes in insurance and investment contract liabilities	10	12,401	(21,120)	(14,041)
Total income, net of insurance claims and changes in insurance and investment contract liabilities		18,209	16,324	15,126
Operating expenses	11	(9,759)	(10,800)	(9,745)
Impairment (charge) credit	13	(1,522)	1,378	(4,155)
Profit before tax		6,928	6,902	1,226
Tax (expense) credit	14	(1,373)	(1,017)	161
Profit for the year		5,555	5,885	1,387

Profit attributable to ordinary shareholders		5,021	5,355	865
Profit attributable to other equity holders		438	429	453
Profit attributable to equity holders		5,459	5,784	1,318
Profit attributable to non-controlling interests		96	101	69
Profit for the year		5,555	5,885	1,387

Basic earnings per share	15	7.3p	7.5p	1.2p
Diluted earnings per share	15	7.2p	7.5p	1.2p
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December

	2022 £ million	2021 £ million	2020 £ million
Profit for the year	5,555	5,885	1,387
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(3,012)	1,720	138
Tax	860	(658)	(25)
	(2,152)	1,062	113
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	44	61	(50)
Tax	3	(4)	(16)
	47	57	(66)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	519	(86)	(75)
Tax	(155)	34	20
	364	(52)	(55)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(133)	133	46
Income statement transfers in respect of disposals	(92)	2	(149)
Income statement transfers in respect of impairment	6	(2)	5
Tax	62	(25)	74
	(157)	108	(24)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(6,990)	(2,279)	730
Net income statement transfers	43	(621)	(496)
Tax	1,928	814	(109)
	(5,019)	(2,086)	125
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	119	(39)	4
Transfers to income statement (tax: £nil)	(31)	–	13
	88	(39)	17
Total other comprehensive (loss) income for the year, net of tax	(6,829)	(950)	110
Total comprehensive (loss) income for the year	(1,274)	4,935	1,497

Total comprehensive (loss) income attributable to ordinary shareholders	(1,808)	4,405	975
Total comprehensive income attributable to other equity holders	438	429	453
Total comprehensive (loss) income attributable to equity holders	(1,370)	4,834	1,428
Total comprehensive income attributable to non-controlling interests	96	101	69
Total comprehensive (loss) income for the year	(1,274)	4,935	1,497
1    See note 1 regarding changes to presentation.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET
at 31 December

	Note	2022 £ million	2021 £ million
Assets
Cash and balances at central banks		91,388	76,420
Items in the course of collection from banks		242	147
Financial assets at fair value through profit or loss	16	180,609	206,771
Derivative financial instruments	17	24,753	22,051
Loans and advances to banks		10,632	7,001
Loans and advances to customers		454,899	448,567
Reverse repurchase agreements		44,865	54,753
Debt securities		9,926	6,835
Financial assets at amortised cost	18	520,322	517,156
Financial assets at fair value through other comprehensive income	21	23,154	28,137
Reinsurance assets[1]		616	759
Investments in joint ventures and associates	22	385	352
Goodwill	23	2,655	2,320
Value of in-force business	24	5,419	5,514
Other intangible assets	25	4,786	4,196
Current tax recoverable		612	363
Deferred tax assets	36	5,228	3,118
Retirement benefit assets	35	3,823	4,531
Other assets[1]	26	13,837	14,690
Total assets		877,829	886,525
Liabilities
Deposits from banks		7,266	7,647
Customer deposits		475,331	476,344
Repurchase agreements at amortised cost		48,596	31,125
Items in the course of transmission to banks		372	316
Financial liabilities at fair value through profit or loss	28	17,755	23,123
Derivative financial instruments	17	24,042	18,060
Notes in circulation		1,280	1,321
Debt securities in issue	29	73,819	71,552
Liabilities arising from insurance contracts and participating investment contracts	31	106,893	123,423
Liabilities arising from non-participating investment contracts	33	42,975	45,040
Other liabilities	34	19,090	19,947
Retirement benefit obligations	35	126	230
Current tax liabilities		8	6
Deferred tax liabilities	36	216	39
Other provisions	37	1,809	2,092
Subordinated liabilities	38	10,730	13,108
Total liabilities		830,308	833,373
Equity
Share capital	39	6,729	7,102
Share premium account	40	18,504	18,479
Other reserves	41	6,602	11,189
Retained profits	42	10,145	10,241
Ordinary shareholders’ equity		41,980	47,011
Other equity instruments	43	5,297	5,906
Total equity excluding non-controlling interests		47,277	52,917
Non-controlling interests		244	235
Total equity		47,521	53,152
Total equity and liabilities		877,829	886,525
1    See note 1 regarding changes to presentation.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December

	Attributable to ordinary shareholders				Other equity instruments £ million	Non- controlling interests £ million	Total £ million
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million
At 1 January 2022	25,581	11,189	10,241	47,011	5,906	235	53,152
Comprehensive income
Profit for the year	–	–	5,021	5,021	438	96	5,555
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(2,152)	(2,152)	–	–	(2,152)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(157)	–	(157)	–	–	(157)
Equity shares	–	47	–	47	–	–	47
Gains and losses attributable to own credit risk, net of tax	–	–	364	364	–	–	364
Movements in cash flow hedging reserve, net of tax	–	(5,019)	–	(5,019)	–	–	(5,019)
Movements in foreign currency translation reserve, net of tax	–	88	–	88	–	–	88
Total other comprehensive loss	–	(5,041)	(1,788)	(6,829)	–	–	(6,829)
Total comprehensive (loss) income[1]	–	(5,041)	3,233	(1,808)	438	96	(1,274)
Transactions with owners
Dividends (note 44)	–	–	(1,475)	(1,475)	–	(92)	(1,567)
Distributions on other equity instruments	–	–	–	–	(438)	–	(438)
Issue of ordinary shares	105	–	–	105	–	–	105
Share buyback (note 41)	(453)	453	(2,013)	(2,013)	–	–	(2,013)
Issue of other equity instruments (note 43)	–	–	(5)	(5)	750	–	745
Repurchases and redemptions of other equity instruments (note 43)	–	–	(36)	(36)	(1,359)	–	(1,395)
Movement in treasury shares	–	–	(20)	(20)	–	–	(20)
Value of employee services:
Share option schemes	–	–	41	41	–	–	41
Other employee award schemes	–	–	183	183	–	–	183
Changes in non-controlling interests	–	–	(3)	(3)	–	5	2
Total transactions with owners	(348)	453	(3,328)	(3,223)	(1,047)	(87)	(4,357)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	1	(1)	–	–	–	–
At 31 December 2022	25,233	6,602	10,145	41,980	5,297	244	47,521
1    Total comprehensive income attributable to owners of the parent was a deficit of £1,370 million (2021: surplus of £4,834 million; 2020: surplus of £1,428 million).
Further details of movements in the Group’s share capital, reserves and other equity instruments are provided in notes 39, 40, 41, 42 and 43.
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December

	Attributable to ordinary shareholders				Other equity instruments £ million	Non- controlling interests £ million	Total £ million
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million
At 1 January 2021	24,947	13,747	4,584	43,278	5,906	229	49,413
Comprehensive income
Profit for the year	–	–	5,355	5,355	429	101	5,885
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	1,062	1,062	–	–	1,062
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	108	–	108	–	–	108
Equity shares	–	57	–	57	–	–	57
Gains and losses attributable to own credit risk, net of tax	–	–	(52)	(52)	–	–	(52)
Movements in cash flow hedging reserve, net of tax	–	(2,086)	–	(2,086)	–	–	(2,086)
Movements in foreign currency translation reserve, net of tax	–	(39)	–	(39)	–	–	(39)
Total other comprehensive (loss) income	–	(1,960)	1,010	(950)	–	–	(950)
Total comprehensive (loss) income	–	(1,960)	6,365	4,405	429	101	4,935
Transactions with owners
Dividends (note 44)	–	–	(877)	(877)	–	(93)	(970)
Distributions on other equity instruments	–	–	–	–	(429)	–	(429)
Issue of ordinary shares	37	–	–	37	–	–	37
Redemption of preference shares	597	(597)	–	–	–	–	–
Movement in treasury shares	–	–	(13)	(13)	–	–	(13)
Value of employee services:
Share option schemes	–	–	51	51	–	–	51
Other employee award schemes	–	–	131	131	–	–	131
Changes in non-controlling interests	–	–	(1)	(1)	–	(2)	(3)
Total transactions with owners	634	(597)	(709)	(672)	(429)	(95)	(1,196)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	(1)	1	–	–	–	–
At 31 December 2021	25,581	11,189	10,241	47,011	5,906	235	53,152
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December

	Attributable to ordinary shareholders				Other equity instruments £ million	Non- controlling interests £ million	Total £ million
	Share capital and premium £ million	Other reserves £ million	Retained profits £ million	Total £ million
At 1 January 2020	24,756	13,695	3,246	41,697	5,906	203	47,806
Comprehensive income
Profit for the year	–	–	865	865	453	69	1,387
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	113	113	–	–	113
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(24)	–	(24)	–	–	(24)
Equity shares	–	(66)	–	(66)	–	–	(66)
Gains and losses attributable to own credit risk, net of tax	–	–	(55)	(55)	–	–	(55)
Movements in cash flow hedging reserve, net of tax	–	125	–	125	–	–	125
Movements in foreign currency translation reserve, net of tax	–	17	–	17	–	–	17
Total other comprehensive income	–	52	58	110	–	–	110
Total comprehensive income	–	52	923	975	453	69	1,497
Transactions with owners
Dividends (note 44)	–	–	–	–	–	(41)	(41)
Distributions on other equity instruments	–	–	–	–	(453)	–	(453)
Issue of ordinary shares	191	–	–	191	–	–	191
Movement in treasury shares	–	–	293	293	–	–	293
Value of employee services:
Share option schemes	–	–	48	48	–	–	48
Other employee award schemes	–	–	74	74	–	–	74
Changes in non-controlling interests	–	–	–	–	–	(2)	(2)
Total transactions with owners	191	–	415	606	(453)	(43)	110
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
At 31 December 2020	24,947	13,747	4,584	43,278	5,906	229	49,413
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December

	Note	2022 £ million	2021[1] £ million	2020[1] £ million
Cash flows from operating activities
Profit before tax		6,928	6,902	1,226
Adjustments for:
Change in operating assets	53(A)	17,037	(10,365)	(17,668)
Change in operating liabilities	53(B)	15,593	4,954	35,737
Non-cash and other items	53(C)	(16,804)	6,063	9,594
Tax paid (net)		(743)	(796)	(736)
Net cash provided by operating activities		22,011	6,758	28,153
Cash flows from investing activities
Purchase of financial assets		(7,984)	(8,984)	(8,589)
Proceeds from sale and maturity of financial assets		11,172	8,287	6,347
Purchase of fixed assets		(3,855)	(3,228)	(2,901)
Proceeds from sale of fixed assets		1,550	1,437	1,146
Repayment of capital by joint ventures and associates		36	–	–
Acquisition of businesses, net of cash acquired	53(D)	(409)	(57)	(3)
Net cash provided by (used in) investing activities		510	(2,545)	(4,000)
Cash flows from financing activities
Dividends paid to ordinary shareholders	44	(1,475)	(877)	–
Distributions on other equity instruments		(438)	(429)	(453)
Dividends paid to non-controlling interests		(92)	(93)	(41)
Interest paid on subordinated liabilities		(603)	(1,303)	(1,095)
Proceeds from issue of subordinated liabilities		838	499	–
Proceeds from issue of other equity instruments		745	–	–
Proceeds from issue of ordinary shares		31	25	144
Share buyback		(2,013)	–	–
Repayment of subordinated liabilities		(2,216)	(1,056)	(3,874)
Repurchases and redemptions of other equity instruments		(1,395)	–	–
Change in stake of non-controlling interests		5	–	–
Net cash used in financing activities		(6,613)	(3,234)	(5,319)
Effects of exchange rate changes on cash and cash equivalents		727	70	(196)
Change in cash and cash equivalents		16,635	1,049	18,638
Cash and cash equivalents at beginning of year		79,194	78,145	59,507
Cash and cash equivalents at end of year	53(E)	95,829	79,194	78,145
1    Restated, see page F-16.
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
The financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties, financial assets measured at fair value through other comprehensive income, trading securities and certain other financial assets and liabilities at fair value through profit or loss and all derivative contracts. The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the directors have considered the impact of climate change upon the Group’s performance and projected funding and capital position. The directors have also taken into account the results from stress testing scenarios.
Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2022 and which have not been applied in preparing these financial statements are given in note 55.
In April 2022, the IFRS Interpretations Committee was asked to consider whether an entity includes a demand deposit as a component of cash and cash equivalents in the statement of cash flows when the demand deposit is subject to contractual restrictions on use agreed with a third party. It concluded that such amounts should be included within cash and cash equivalents. Accordingly, the Group includes mandatory reserve deposits with central banks that are held in demand accounts within cash and cash equivalents disclosed in the cash flow statement. This change has increased the Group’s cash and cash equivalents at 1 January 2020 by £1,696 million (to £59,507 million) and decreased the adjustment for the change in operating assets in 2020 by £982 million (to a reduction of £17,668 million) resulting in an increase in the Group’s cash and cash equivalents at 31 December 2020 of £2,678 million (to £78,145 million); and decreased the adjustment for the change in operating assets in 2021 by £137 million (to a reduction of £10,365 million) and, as a result, the Group’s cash and cash equivalents at 31 December 2021 increased by £2,815 million (to £79,194 million). The change had no impact on profit after tax, total equity or the Group’s earnings per share.
In 2021, the Group adopted the Interest Rate Benchmark Reform Phase 2 amendments issued by the IASB. These amendments require that changes to expected future cash flows that both arise as a direct result of IBOR Reform and are economically equivalent to the previous cash flows are accounted for as a change to the effective interest rate with no adjustment to the asset’s or liability’s carrying value; no immediate gain or loss is recognised. The requirements also provide relief from the requirements to discontinue hedge accounting as a result of amending hedge documentation if the changes are required solely as a result of IBOR Reform.
The following change has been made to the presentation of the Group’s assets on the face of the balance sheet:
•Reinsurance assets are shown separately from other assets
There has been no change in the basis of accounting for any of the underlying transactions. Comparatives have been presented on a consistent basis.
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
(1)    Subsidiaries
Subsidiaries are entities controlled by the Group. The Group controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity, and has the ability to affect those returns through the exercise of its power. This generally accompanies a shareholding of more than one half of the voting rights although in certain circumstances a holding of less than one half of the voting rights may still result in the ability of the Group to exercise control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there have been changes to any of the above elements. Subsidiaries are fully consolidated from the date on which control is transferred to the Group; they are de-consolidated from the date that control ceases.
The Group consolidates collective investment vehicles if its beneficial ownership interests give it substantive rights to remove the external fund manager of the investment activities of the fund. Where a subsidiary of the Group is the fund manager of a collective investment vehicle, the Group considers a number of factors in determining whether it acts as principal, and therefore controls the collective investment vehicle, including: an assessment of the scope of the Group’s decision-making authority over the investment vehicle; the rights held by other parties including substantive removal rights without cause over the Group acting as fund manager; the remuneration to which the Group is entitled in its capacity as decision-maker; and the Group’s exposure to variable returns from the beneficial interest that it holds in the investment vehicle. Consolidation may be appropriate in circumstances where the Group has less than a majority beneficial interest. Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported in other liabilities and the movement in those interests in interest expense.
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
NOTE 2: ACCOUNTING POLICIES continued
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
The Group utilises the venture capital exemption for investments where significant influence or joint control is present and the business unit operates as a venture capital business. These investments are designated on initial recognition at fair value through profit or loss. Otherwise, the Group’s investments in joint ventures and associates are accounted for using the equity method of accounting.
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
Goodwill is recognised as an asset at cost and is tested at least annually for impairment. For impairment testing, goodwill is allocated to the cash generating unit (CGU) or groups of CGUs that are expected to benefit from the business combination. The Group's CGUs are largely product based for its Retail and Insurance businesses and client based for its Commercial Banking business. An impairment loss is recognised if the carrying amount of a CGU is determined to be greater than its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. If an impairment is identified the carrying value of the goodwill is written down immediately through the income statement and this is not subsequently reversed. At the date of disposal of a subsidiary, the carrying value of attributable goodwill is included in the calculation of the profit or loss on disposal.
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
(2)    Fee and commission income and expense
Fees and commissions receivable which are not an integral part of the effective interest rate are recognised as income as the Group fulfils its performance obligations. The Group’s principal performance obligations arising from contracts with customers are in respect of value added current accounts, credit cards and debit cards. These fees are received, and the Group provides the service, monthly; the fees are recognised in income on this basis. The Group also receives certain fees in respect of its asset finance business where the performance obligations are typically fulfilled towards the end of the customer contract; these fees are recognised in income on this basis. Where it is unlikely that the loan commitments will be drawn, loan commitment fees are recognised in fee and commission income over the life of the facility, rather than as an adjustment to the effective interest rate for the lending expected to be drawn. Incremental costs incurred to generate fee and commission income are charged to fee and commission expense as they are incurred.
(3)    Other
Dividend income is recognised when the right to receive payment is established.
Revenue recognition policies specific to trading income are set out in (E)(3) below; those relating to life insurance and general insurance business are detailed below (see (M) below); and those relating to leases are set out in (J)(1) below.
(E)    Financial assets and liabilities
On initial recognition, financial assets are classified as measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Group’s business model for managing those financial assets and whether the resultant cash flows represent solely payments of principal and interest. The Group assesses its business models at a portfolio level based on its objectives for the relevant portfolio, how the performance of the portfolio is managed and reported, and the frequency of asset sales. Financial assets with embedded derivatives are considered in their entirety when considering their cash flow characteristics. The Group reclassifies financial assets only when its business model for managing those assets changes. A reclassification will only take place when the change is significant to the Group’s operations and will occur at a portfolio level and not for individual instruments; reclassifications are expected to be rare. Equity investments are measured at fair value through profit or loss unless the Group elects at initial recognition to account for the instruments at fair value through other comprehensive income. For these instruments, principally strategic investments, dividends are recognised in profit or loss but fair value gains and losses are not subsequently reclassified to profit or loss following derecognition of the investment.
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
NOTE 2: ACCOUNTING POLICIES continued
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
(1)    Financial instruments measured at amortised cost
Financial assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A basic lending arrangement results in contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. Where the contractual cash flows introduce exposure to risks or volatility unrelated to a basic lending arrangement such as changes in equity prices or commodity prices, the payments do not comprise solely principal and interest. Financial assets measured at amortised cost are predominantly loans and advances to customers and banks, reverse repurchase agreements and certain debt securities used by the Group to manage its liquidity. Loans and advances and reverse repurchase agreements are initially recognised when cash is advanced to the borrower at fair value inclusive of transaction costs. Interest income is accounted for using the effective interest method (see (D) above).
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
(2)    Financial assets measured at fair value through other comprehensive income
Financial assets that are held to collect contractual cash flows and for subsequent sale, where the assets’ cash flows represent solely payments of principal and interest, are recognised in the balance sheet at their fair value, inclusive of transaction costs. Interest calculated using the effective interest method and foreign exchange gains and losses on assets denominated in foreign currencies are recognised in the income statement. All other gains and losses arising from changes in fair value are recognised directly in other comprehensive income, until the financial asset is either sold or matures, at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement; other than in respect of equity shares, for which the cumulative revaluation amount is transferred directly to retained profits. The Group recognises a charge for expected credit losses in the income statement (see (H) below). As the asset is measured at fair value, the charge does not adjust the carrying value of the asset, and this is reflected in other comprehensive income.
(3)    Financial instruments measured at fair value through profit or loss
Financial assets are classified at fair value through profit or loss where they do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income or where they are designated at fair value through profit or loss to reduce an accounting mismatch. All derivatives are carried at fair value through profit or loss, other than those in effective cash flow and net investment hedging relationships. Derivatives are carried on the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative. Refer to note 49(3) (Financial instruments: Financial assets and liabilities carried at fair value) for details of valuation techniques and significant inputs to valuation models.
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
Financial liabilities are measured at fair value through profit or loss where they are trading liabilities or where they are designated at fair value through profit or loss in order to reduce an accounting mismatch; where the liabilities are part of a group of liabilities (or assets and liabilities) which is managed, and its performance evaluated, on a fair value basis; or where the liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for. Financial liabilities measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses are recognised in the income statement within net trading income in the period in which they occur, except in the case of financial liabilities designated at fair value through profit or loss where gains and losses attributable to changes in own credit risk are recognised in other comprehensive income.
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
(4)    Borrowings
Borrowings (which include deposits from banks, customer deposits, repurchase agreements, debt securities in issue and subordinated liabilities) are recognised initially at fair value, being their issue proceeds net of transaction costs incurred. These instruments are subsequently stated at amortised cost using the effective interest method.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 2: ACCOUNTING POLICIES continued
When a financial liability is exchanged for an equity instrument, the new equity instrument is recognised at fair value and any difference between the carrying value of the liability and the fair value of the new equity instrument is recognised in profit or loss.
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
(F)    Hedge accounting
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
(3)    Net investment hedges
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in other comprehensive income, the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of. The hedging instruments used in net investment hedges may include non-derivative liabilities as well as derivative financial instruments.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 2: ACCOUNTING POLICIES continued
At initial recognition, allowance (or provision in the case of some loan commitments and financial guarantees) is made for expected credit losses resulting from default events that are possible within the next 12 months (12-month expected credit losses). In the event of a significant increase in credit risk since origination, allowance (or provision) is made for expected credit losses resulting from all possible default events over the expected life of the financial instrument (lifetime expected credit losses). Financial assets where 12-month expected credit losses are recognised are considered to be Stage 1; financial assets which are considered to have experienced a significant increase in credit risk since initial recognition are in Stage 2; and financial assets which have defaulted or are otherwise considered to be credit-impaired are allocated to Stage 3. Some Stage 3 assets, mainly in Commercial Banking, are subject to individual rather than collective assessment. Such cases are subject to a risk-based impairment sanctioning process, and these are reviewed and updated at least quarterly, or more frequently if there is a significant change in the credit profile. The collective assessment of impairment aggregates financial instruments with similar risk characteristics, such as whether the facility is revolving in nature or secured and the type of security held against financial assets.
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
Assets are transferred to Stage 3 when they have defaulted or are otherwise considered to be credit-impaired. Default is considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to affect significantly the ability to repay the amount due. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due which the Group now uses for all its products following changes to the definition of default for UK Mortgages on 1 January 2022. In addition, other indicators of mortgage default are added including end-of-term payments on past due interest-only accounts and loans considered non-performing due to recent arrears or forbearance. The use of payment holidays is not considered to be an automatic trigger of regulatory default and therefore does not automatically trigger Stage 3. Days past due will also not accumulate on any accounts that have taken a payment holiday including those already past due.
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
The assets’ residual values and useful lives are reviewed and, if appropriate, revised at each balance sheet date.
Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In assessing the recoverable amount of assets the Group considers the effects of potential or actual changes in legislation, customer behaviour, climate-related risks and other factors on the asset’s CGU. In the event that an asset’s CGU carrying amount is determined to be greater than its recoverable amount the asset is written down immediately.
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
NOTE 2: ACCOUNTING POLICIES continued
(J)    Leases
Under IFRS 16, a lessor is required to determine whether a lease is a finance or operating lease. A lessee is not required to make this determination.
(1)    As lessor
Assets leased to customers are classified as finance leases if the lease agreements transfer substantially all of the risks and rewards of ownership to the lessee but not necessarily legal title. All other leases are classified as operating leases. When assets are subject to finance leases, the present value of the lease payments, together with any unguaranteed residual value, is recognised as a receivable, net of allowances for expected credit losses and residual value impairment, within loans and advances to banks and customers. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance lease income. Finance lease income is recognised in interest income over the term of the lease using the net investment method (before tax) so as to give a constant rate of return on the net investment in the lease. Unguaranteed residual values are reviewed regularly to identify any impairment.
Operating lease assets are included within other assets at cost and depreciated over their estimated useful lives. The depreciation charge is based on the asset’s residual value and the life of the lease. Operating lease rental income is recognised on a straight-line basis over the life of the lease.
The Group evaluates non-lease arrangements such as outsourcing and similar contracts to determine if they contain a lease which is then accounted for separately.
(2)    As lessee
Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate appropriate for the right-of-use asset arising from the lease, and the liability recognised within other liabilities.
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
(1)    Pension schemes
The Group operates a number of post-retirement benefit schemes for its employees including both defined benefit and defined contribution pension plans. A defined benefit scheme is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, dependent on one or more factors such as age, years of pensionable service and pensionable salary. A defined contribution plan is a pension plan into which the Group pays fixed contributions; there is no legal or constructive obligation to pay further contributions.
(i)    Defined benefit schemes
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
(ii)    Defined contribution schemes
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
NOTE 2: ACCOUNTING POLICIES continued
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
Current tax includes amounts provided in respect of uncertain tax positions when management expects that, upon examination of the uncertainty by His Majesty’s Revenue and Customs (HMRC) or other relevant tax authority, it is more likely than not that an economic outflow will occur. Provisions reflect management’s best estimate of the ultimate liability based on their interpretation of tax law, precedent and guidance, informed by external tax advice as necessary. Changes in facts and circumstances underlying these provisions are reassessed at each balance sheet date, and the provisions are remeasured as required to reflect current information.
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
Products sold by the life insurance business are classified into three categories:
•Insurance contracts – these contracts transfer significant insurance risk and may also transfer financial risk. The Group defines significant insurance risk as the possibility of having to pay benefits on the occurrence of an insured event which are significantly more than the benefits payable if the insured event were not to occur. These contracts may or may not include discretionary participation features
•Investment contracts containing a discretionary participation feature (participating investment contracts) – these contracts do not transfer significant insurance risk, but contain a contractual right which gives the holder the right to receive, in addition to the guaranteed benefits, further additional discretionary benefits or bonuses that are likely to be a significant proportion of the total contractual benefits and the amount and timing of which is at the discretion of the Group, within the constraints of the terms and conditions of the instrument and based upon the performance of specified assets
•Non-participating investment contracts – these contracts do not transfer significant insurance risk or contain a discretionary participation feature
For certain investment contracts, the contract can be partly invested in units which contain a discretionary participation feature (DPF) and partly in units without. Where switching levels for similar contracts are deemed to be significant, new investment contracts which contain an option to switch into investment contracts with DPF have been classified as participating investment contracts. Where the switching levels are not deemed to be significant, a new contract is split, with units containing a DPF being allocated as a participating investment contract and the units without a DPF as a non-participating investment contract.
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
Liabilities
Changes in the value of liabilities are recognised in the income statement through insurance claims and changes in insurance and investment contract liabilities.
•Insurance and participating investment contracts in the Group’s with-profit funds
Liabilities of the Group’s with-profit funds, including guarantees and options embedded within products written by these funds, are stated at their realistic values in accordance with the Prudential Regulation Authority’s realistic capital regime, except that projected transfers out of the funds into other Group funds are recorded in the unallocated surplus (see below). Further details on valuation under the realistic capital regime are included in note 31 Liabilities arising from insurance contracts and participating investment contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 2: ACCOUNTING POLICIES continued
•Insurance contracts which are not unit-linked or in the Group’s with-profit funds
A liability for contractual benefits that are expected to be incurred in the future is recorded when the premiums are recognised. The liability is calculated by estimating the future cash flows over the duration of in-force policies and discounting them back to the valuation date allowing for probabilities of occurrence. The liability will vary with movements in interest rates and with the cost of life insurance and annuity benefits where future mortality is uncertain.
Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs.
Further details on valuation are included in note 31 Liabilities arising from insurance contracts and participating investment contracts.
•Insurance and participating investment contracts which are unit-linked
Liabilities for unit-linked insurance contracts and participating investment contracts are stated at the bid value of units plus an additional allowance where appropriate (such as for any excess of future expenses over charges). The liability is increased or reduced by the change in the unit prices and is reduced by policy administration fees, mortality and surrender charges and any withdrawals. Benefit claims in excess of the account balances incurred in the period are also charged through insurance claims and changes in insurance and investment contract liabilities. Revenue consists of fees deducted for mortality, policy administration and surrender charges.
Unallocated surplus
Any amounts in the with-profit funds not yet determined as being due to policyholders or shareholders are recognised as an unallocated surplus which is shown separately from liabilities arising from insurance contracts and participating investment contracts.
(ii)    Accounting for non-participating investment contracts
The Group’s non-participating investment contracts are primarily unit-linked. These contracts are accounted for as financial liabilities whose value is contractually linked to the fair values of financial assets within the Group’s unitised investment funds. The value of the unit-linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable. Investment returns (including movements in fair value and investment income) allocated to those contracts are recognised in the income statement through insurance claims and changes in insurance and investment contract liabilities.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 2: ACCOUNTING POLICIES continued
(4)    Reinsurance
The presentation of contracts entered into by the Group with reinsurers under which the Group is compensated for amounts payable on one or more other contracts issued by the Group is dependent on whether the contract with the reinsurer transfers significant insurance risk to the reinsurer. Where the reinsurance contract transfers significant insurance risk, it is classified as an insurance contract and the asset is recognised separately on the balance sheet. Where the reinsurance contract does not transfer significant insurance risk to the reinsurer, the assets arising from contracts held with reinsurers are presented within financial assets at fair value through profit or loss.
(i)    Contracts with reinsurers that transfer significant insurance risk
Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured contracts and in accordance with the terms of each reinsurance contract and are regularly reviewed for impairment. Premiums payable for reinsurance contracts are recognised as an expense when due within insurance premium income. Changes in the reinsurance recoverable assets are recognised in the income statement through insurance claims and changes in insurance and investment contract liabilities.
(ii)    Contracts with reinsurers that do not transfer significant insurance risk
Contracts that do not transfer significant insurance risk to the reinsurer are recognised within financial assets at fair value through profit or loss as they are within a portfolio of financial assets that is managed, and whose performance is evaluated, on a fair value basis. These contracts, while legally reinsurance contracts, do not meet the definition of a reinsurance contract under IFRS. Investment returns (including movements in fair value and investment income) allocated to these contracts are recognised in insurance claims and changes in insurance and investment contract liabilities.
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
(Q)    Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise cash and non-mandatory deposits held with central banks, mandatory deposits held with central banks in demand accounts and amounts due from banks with an original maturity of less than three months that are available to finance the Group’s day-to-day operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 2(A): CHANGES IN COMPARATIVE DATA
Restatement of cash flow statement following IFRS Interpretations Committee conclusion in April 2022 (see note 1).
Consolidated cash flow statement for the year ended 31 December 2020

	As reported in 2021 £m	Adjustments £m	As reported in 2022 £m
Cash flows from operating activities
Profit before tax	1,226	–	1,226
Adjustments for:
Change in operating assets	(18,650)	982	(17,668)
Change in operating liabilities	35,737	–	35,737
Non-cash and other items	9,594	–	9,594
Tax paid (net)	(736)	–	(736)
Net cash provided by operating activities	27,171	982	28,153
Cash flows from investing activities
Purchase of financial assets	(8,589)	–	(8,589)
Proceeds from sale and maturity of financial assets	6,347	–	6,347
Purchase of fixed assets	(2,901)	–	(2,901)
Proceeds from sale of fixed assets	1,146	–	1,146
Acquisition of businesses, net of cash acquired	(3)	–	(3)
Net cash provided by (used in) investing activities	(4,000)	–	(4,000)
Cash flows from financing activities
Dividends paid to ordinary shareholders	–	–	–
Distributions on other equity instruments	(453)	–	(453)
Dividends paid to non-controlling interests	(41)	–	(41)
Interest paid on subordinated liabilities	(1,095)	–	(1,095)
Proceeds from issue of subordinated liabilities	–	–	–
Proceeds from issue of other equity instruments	–	–	–
Proceeds from issue of ordinary shares	144	–	144
Share buyback	–	–	–
Repayment of subordinated liabilities	(3,874)	–	(3,874)
Repurchases and redemptions of other equity instruments	–	–	–
Net cash used in financing activities	(5,319)	–	(5,319)
Effects of exchange rate changes on cash and cash equivalents	(196)	–	(196)
Change in cash and cash equivalents	17,656	982	18,638
Cash and cash equivalents at beginning of year	57,811	1,696	59,507
Cash and cash equivalents at end of year	75,467	2,678	78,145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 2(A): CHANGES IN COMPARATIVE DATA continued
Note 52(A): Consolidated cash flow statement for the year ended 31 December 2020
(A)    Change in operating assets

	As reported in 2021 £m	Adjustments £m	As reported in 2022 £m
Change in financial assets held at amortised cost	(7,634)	982	(6,652)
Change in financial assets at fair value through profit or loss	(8,147)	–	(8,147)
Change in derivative financial instruments	(2,894)	–	(2,894)
Change in other operating assets	25	–	25
Change in operating assets	(18,650)	982	(17,668)
Note 52(E): Consolidated cash flow statement for the year ended 31 December 2020
(E)    Analysis of cash and cash equivalents as shown in the balance sheet

	As reported in 2021 £m	Adjustments £m	As reported in 2022 £m

Cash and balances at central banks	73,257	–	73,257
Less mandatory reserve deposits[1]	(4,553)	2,678	(1,875)
	68,704	2,678	71,382
Loans and advances to banks and reverse repurchase agreements	10,746	–	10,746
Less amounts with a maturity of three months or more	(3,983)	–	(3,983)
	6,763	–	6,763
Total cash and cash equivalents	75,467	2,678	78,145
1    Mandatory reserve deposits are held with local central banks in accordance with statutory requirements. Where these deposits are not held in demand accounts and are not available to finance the Group’s day-to-day operations they are excluded from cash and cash equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 2(A): CHANGES IN COMPARATIVE DATA continued
Comparatives have been restated as a result of the Group restructure effective from 1 July 2022 and other methodology changes (see note 4).
Note 4: Segmental analysis for the year ended 31 December 2020

As reported in 2021	Retail £m	Commercial Banking £m	Insurance and Wealth £m	Other £m	Underlying basis total £m
Year ended 31 December 2020
Underlying net interest income	8,384	2,357	49	(17)	10,773
Underlying other income, net of insurance claims and changes in insurance and investment contract liabilities	1,733	1,292	1,250	240	4,515
Total underlying income, net of insurance claims and changes in insurance and investment contract liabilities	10,117	3,649	1,299	223	15,288
Operating lease depreciation[1]	(856)	(28)	–	–	(884)
Underlying income, net of operating lease depreciation	9,261	3,621	1,299	223	14,404
Underlying operating costs	(4,761)	(1,851)	(902)	(71)	(7,585)
Remediation	(125)	(210)	(50)	6	(379)
Total underlying costs	(4,886)	(2,061)	(952)	(65)	(7,964)
Underlying impairment charge	(2,384)	(1,464)	(9)	(390)	(4,247)
Underlying profit (loss) before tax	1,991	96	338	(232)	2,193

External income	11,868	3,246	1,223	(1,049)	15,288
Inter-segment (expense) income	(1,751)	403	76	1,272	–
Segment underlying income, net of insurance claims and changes in insurance and investment contract liabilities	10,117	3,649	1,299	223	15,288

Segment external assets	358,766	142,042	183,348	187,113	871,269
Segment customer deposits and repurchase agreements	290,206	145,596	14,072	10,194	460,068
Segment external liabilities	295,229	189,302	190,771	146,554	821,856

Analysis of segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities:
Fee and commission income:
Current accounts	498	113	4	–	615
Credit and debit card fees	517	231	–	–	748
Commercial banking and treasury fees	–	274	–	–	274
Unit trust and insurance broking	–	–	146	–	146
Factoring	–	76	–	–	76
Other fees and commissions	62	181	205	1	449
Fee and commission income	1,077	875	355	1	2,308
Fee and commission expense	(571)	(222)	(329)	(26)	(1,148)
Net fee and commission income	506	653	26	(25)	1,160
Operating lease rental income	1,103	17	–	–	1,120
Rental income from investment properties	–	–	191	–	191
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	–	149	149
Lease termination income	–	5	–	–	5
Trading income	69	787	–	204	1,060
Insurance and other, net of insurance claims and changes in insurance and investment contract liabilities	147	349	1,389	(1,055)	830
Other external income, net of insurance claims and changes in insurance and investment contract liabilities	1,319	1,158	1,580	(702)	3,355
Inter-segment other income	(92)	(519)	(356)	967	–
Segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities	1,733	1,292	1,250	240	4,515

Other segment items reflected in income statement above:
Depreciation and amortisation	1,760	263	159	550	2,732
Movement in value of in-force business	–	–	76	–	76
Defined benefit scheme charges	97	30	14	106	247
Non-income statement segment items:
Additions to fixed assets	1,684	112	125	980	2,901
Investments in joint ventures and associates at end of year	4	–	–	292	296
1    Net of profits on disposal of operating lease assets of £127 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 2(A): CHANGES IN COMPARATIVE DATA continued
Note 4: Segmental analysis for the year ended 31 December 2020

Adjustments	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Underlying basis total £m
Year ended 31 December 2020
Underlying net interest income	(4)	171	(167)	–	–
Underlying other income, net of insurance claims and changes in insurance and investment contract liabilities	(127)	136	(9)	–	–
Total underlying income, net of insurance claims and changes in insurance and investment contract liabilities	(131)	307	(176)	–	–
Operating lease depreciation	–	–	–	–	–
Underlying income, net of operating lease depreciation	(131)	307	(176)	–	–
Underlying operating costs	(206)	(430)	70	(51)	(617)
Remediation	–	–	–	–	–
Total underlying costs	(206)	(430)	70	(51)	(617)
Underlying impairment charge	256	(97)	7	–	166
Underlying profit (loss) before tax	(81)	(220)	(99)	(51)	(451)

External income	(369)	354	15	–	–
Inter-segment (expense) income	238	(47)	(191)	–	–
Segment underlying income, net of insurance claims and changes in insurance and investment contract liabilities	(131)	307	(176)	–	–

Segment external assets	(7,987)	9,051	(1,064)	–	–
Segment customer deposits and repurchase agreements	(10,596)	24,666	(14,072)	(9,415)	(9,417)
Segment external liabilities	(10,595)	24,720	(14,125)	–	–

Analysis of segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities:
Fee and commission income:
Current accounts	(69)	73	(4)	–	–
Credit and debit card fees	(70)	70	–	–	–
Commercial banking and treasury fees	–	–	–	–	–
Unit trust and insurance broking	–	–	–	–	–
Factoring	–	–	–	–	–
Other fees and commissions	9	2	(11)	–	–
Fee and commission income	(130)	145	(15)	–	–
Fee and commission expense	(14)	(12)	26	–	–
Net fee and commission income	(144)	133	11	–	–
Operating lease rental income	–	–	–	–	–
Rental income from investment properties	–	–	–	–	–
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	–	–	–
Lease termination income	–	–	–	–	–
Trading income	(5)	5	–	–	–
Insurance and other, net of insurance claims and changes in insurance and investment contract liabilities	51	–	(51)	–	–
Other external income, net of insurance claims and changes in insurance and investment contract liabilities	46	5	(51)	–	–
Inter-segment other income	(29)	(2)	31	–	–
Segment other income, net of insurance claims and changes in insurance and investment contract liabilities	(127)	136	(9)	–	–

Other segment items reflected in income statement above:
Depreciation and amortisation	–	–	–	–	–
Movement in value of in-force business	–	–	–	–	–
Defined benefit scheme charges	3	2	(5)	–	–
Non-income statement segment items:
Additions to fixed assets	–	–	–	–	–
Investments in joint ventures and associates at end of year	–	–	–	–	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 2(A): CHANGES IN COMPARATIVE DATA continued
Note 4: Segmental analysis for the year ended 31 December 2020

As reported in 2022	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Underlying basis total £m
Year ended 31 December 2020
Underlying net interest income	8,380	2,528	(118)	(17)	10,773
Underlying other income, net of insurance claims and changes in insurance and investment contract liabilities	1,606	1,428	1,241	240	4,515
Total underlying income, net of insurance claims and changes in insurance and investment contract liabilities	9,986	3,956	1,123	223	15,288
Operating lease depreciation[1]	(856)	(28)	–	–	(884)
Underlying income, net of operating lease depreciation	9,130	3,928	1,123	223	14,404
Underlying operating costs	(4,967)	(2,281)	(832)	(122)	(8,202)
Remediation	(125)	(210)	(50)	6	(379)
Total underlying costs	(5,092)	(2,491)	(882)	(116)	(8,581)
Underlying impairment charge	(2,128)	(1,561)	(2)	(390)	(4,081)
Underlying profit (loss) before tax	1,910	(124)	239	(283)	1,742

External income	11,499	3,600	1,238	(1,049)	15,288
Inter-segment (expense) income	(1,513)	356	(115)	1,272	–
Segment underlying income, net of insurance claims and changes in insurance and investment contract liabilities	9,986	3,956	1,123	223	15,288

Segment external assets	350,779	151,093	182,284	187,113	871,269
Segment customer deposits	279,610	170,262	–	779	450,651
Segment external liabilities	284,634	214,022	176,646	146,554	821,856

Analysis of segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities:
Fee and commission income:
Current accounts	429	186	–	–	615
Credit and debit card fees	447	301	–	–	748
Commercial banking and treasury fees	–	274	–	–	274
Unit trust and insurance broking	–	–	146	–	146
Factoring	–	76	–	–	76
Other fees and commissions	71	183	194	1	449
Total fee and commission income	947	1,020	340	1	2,308
Fee and commission expense	(585)	(234)	(303)	(26)	(1,148)
Net fee and commission income	362	786	37	(25)	1,160
Operating lease rental income	1,103	17	–	–	1,120
Rental income from investment properties	–	–	191	–	191
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	–	149	149
Lease termination income	–	5	–	–	5
Trading income	64	792	–	204	1,060
Insurance and other, net of insurance claims and changes in insurance and investment contract liabilities	198	349	1,338	(1,055)	830
Other external income, net of insurance claims and changes in insurance and investment contract liabilities	1,365	1,163	1,529	(702)	3,355
Inter-segment other income	(121)	(521)	(325)	967	–
Segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities	1,606	1,428	1,241	240	4,515

Other segment items reflected in income statement above:
Depreciation and amortisation	1,760	263	159	550	2,732
Movement in value of in-force business	–	–	76	–	76
Defined benefit scheme charges	100	32	9	106	247
Non-income statement segment items:
Additions to fixed assets	1,684	112	125	980	2,901
Investments in joint ventures and associates at end of year	4	–	–	292	296
1    Net of profits on disposal of operating lease assets of £127 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 2(A): CHANGES IN COMPARATIVE DATA continued
Note 4: Segmental analysis for the year ended 31 December 2020

		Removal of:
As reported in 2021	Lloyds Banking Group statutory £m	Volatility and other items[4] £m	Insurance gross up2 £m	PPI remediation £m	Underlying basis £m
Year ended 31 December 2020
Net interest income	10,749	174	(150)	–	10,773
Other income, net of insurance claims and changes in insurance and investment contract liabilities	4,377	165	(27)	–	4,515
Total income, net of insurance claims and changes in insurance and investment contract liabilities / Underlying income, before operating lease depreciation	15,126	339	(177)	–	15,288
Operating lease depreciation[3]		(884)	–	–	(884)
Total income, net of insurance claims and changes in insurance and investment contract liabilities / Underlying income, net of operating lease depreciation	15,126	(545)	(177)	–	14,404
Operating expenses	(9,745)	1,522	174	85	(7,964)
Impairment (charge) credit	(4,155)	(95)	3	–	(4,247)
Profit before tax	1,226	882	–	85	2,193
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

		Removal of:
Adjustments	Lloyds Banking Group statutory £m	Volatility, restructuring and other items[5] £m	Insurance gross up2 £m	PPI remediation £m	Underlying basis £m
Year ended 31 December 2020
Net interest income	–	–	–	–	–
Other income, net of insurance claims and changes in insurance and investment contract liabilities	–	–	–	–	–
Total income, net of insurance claims and changes in insurance and investment contract liabilities / Underlying income, before operating lease depreciation	–	–	–	–	–
Operating lease depreciation[3]		–	–	–	–
Total income, net of insurance claims and changes in insurance and investment contract liabilities / Underlying income, net of operating lease depreciation	–	–	–	–	–
Operating expenses	–	(617)	–	–	(617)
Impairment (charge) credit	–	166	–	–	166
Profit before tax	–	(451)	–	–	(451)

		Removal of:
As reported in 2022	Lloyds Banking Group statutory £m	Volatility, restructuring and other items[5] £m	Insurance gross up2 £m	PPI remediation £m	Underlying basis £m
Year ended 31 December 2020
Net interest income	10,749	174	(150)	–	10,773
Other income, net of insurance claims and changes in insurance and investment contract liabilities	4,377	165	(27)	–	4,515
Operating lease depreciation[3]		(884)	–	–	(884)
Total income, net of insurance claims and changes in insurance and investment contract liabilities / Underlying income, net of operating lease depreciation	15,126	(545)	(177)	–	14,404
Operating expenses	(9,745)	905	174	85	(8,581)
Impairment (charge) credit	(4,155)	71	3	–	(4,081)
Profit before tax	1,226	431	–	85	1,742
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
3    Net of profits on disposal of operating lease assets of £197 million (2021: £249 million; 2020: £127 million).
5    Comprises the effects of market volatility and asset sales (£59 million); the amortisation of purchased intangibles (£69 million); restructuring (£70 million of merger, acquisition and integration costs); and the fair value unwind (losses of £233 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December

NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
The preparation of the Group’s financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short term.
The significant judgements, apart from those involving estimation, made by management in applying the Group’s accounting policies in these financial statements (critical judgements) and the key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year (key sources of estimation uncertainty), which together are considered critical to the Group’s results and financial position, are as follows:
Allowance for expected credit losses

Critical judgements:	Determining an appropriate definition of default against which a probability of default, exposure at default and loss given default parameter can be evaluated
Establishing the criteria for a significant increase in credit risk (SICR)
The use of management judgement alongside impairment modelling processes to adjust inputs, parameters and outputs to reflect risks not captured by models
Key source of estimation uncertainty:
Base case and multiple economic scenarios (MES) assumptions, including the rate of unemployment and the rate of change of house prices, required for creation of MES scenarios and forward-looking credit parameters

The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets (other than equity investments) measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 31 December 2022, the Group’s expected credit loss allowance was £4,903 million (2021: £4,042 million), of which £4,580 million (2021: £3,842 million) was in respect of drawn balances.
The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. Further information on the critical accounting judgements and key sources of estimation uncertainty (see above) and other significant judgements and estimates is set out in note 19.
Valuation of assets and liabilities arising from insurance business

Critical judgement:	Future economic and operating conditions
Key sources of estimation uncertainty:	Future investment returns
Future mortality rates
Future expenses
These judgements and estimates are subject to significant uncertainty.
At 31 December 2022, the Group recognised a value of in-force business asset of £5,244 million (2021: £5,317 million) and an acquired value of in-force business asset of £175 million (2021: £197 million).
The value of in-force business asset represents the estimated present value of future profits expected to arise from the portfolio of in-force life insurance and participating investment contracts. The valuation of this asset requires judgements to be made about future economic and operating conditions which are inherently uncertain and changes could significantly affect the value attributed to this asset. These judgements are used to determine appropriate assumptions for the asset’s valuation including the appropriate risk-free rate, retail price inflation and expense inflation. The methodology used to value this asset and the key assumptions that have been made in determining the carrying value of the value of in-force business asset at 31 December 2022 are set out in note 24.
At 31 December 2022, the Group carried total liabilities arising from insurance contracts and participating investment contracts of £106,893 million (2021: £123,423 million). Elements of the valuations of liabilities arising from insurance contracts and participating investment contracts require management to estimate future investment returns, future mortality rates and future expenses. These estimates are subject to significant uncertainty. The methodology used to value these liabilities and the key assumptions that have been made in determining their carrying value are set out in note 31.
The effect of changes to critical estimates used by management to determine the life insurance assets and liabilities is set out in note 32, which presents the impact of changes to the estimates made on the Group’s profit before tax and shareholders’ equity as management believes that this analysis best presents these sensitivities in a manner that helps the user of the financial statements to understand the judgements made by management and the level of estimation uncertainty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY continued
Defined benefit pension scheme obligations

Critical judgement:	Determination of an appropriate yield curve
Key sources of estimation uncertainty:	Discount rate applied to future cash flows
Expected lifetime of the schemes’ members
Expected rate of future inflationary increases
The net asset recognised in the balance sheet at 31 December 2022 in respect of the Group’s defined benefit pension scheme obligations was £3,732 million comprising an asset of £3,823 million and a liability of £91 million (2021: a net asset of £4,404 million comprising an asset of £4,531 million and a liability of £127 million). The Group’s accounting policy for its defined benefit pension scheme obligations is set out in note 2(K).
The accounting valuation of the Group’s defined benefit pension schemes’ liabilities requires management to make a number of assumptions. The key sources of estimation uncertainty are the discount rate applied to future cash flows, the expected lifetime of the schemes’ members and the expected rate of future inflationary increases.
Income statement and balance sheet sensitivities to changes in the critical accounting estimates and other actuarial assumptions are provided in part (v) of note 35.
Uncertain tax positions

Critical judgement:	Interpreting tax rules on the Group’s open tax matters
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group’s interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2023. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £875 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £295 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
The Group makes other estimates in relation to tax which do not require significant judgements, see further discussion in note 36.
Regulatory and legal provisions

Critical judgements:	Determining the scope of reviews required by regulators
The impact of legal decisions that may be relevant to claims received
Determining whether a reliable estimate is available for obligations arising from past events
Key sources of estimation uncertainty:	The number of future complaints
The proportion of complaints that will be upheld
The average cost of redress
At 31 December 2022, the Group carried provisions of £803 million (2021: £1,156 million) against the cost of making redress payments to customers and the related administration costs in connection with historical regulatory breaches.
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
Management has applied significant judgement in determining the provision required for HBOS Reading; further details are provided in note 37.
Fair value of financial instruments

Key source of estimation uncertainty:	Interest rate spreads, earnings multiples and interest rate volatility
At 31 December 2022, the carrying value of the Group’s financial instrument assets held at fair value was £228,516 million (2021: £256,959 million), and its financial instrument liabilities held at fair value was £84,772 million (2021: £86,223 million).
The Group’s valuation control framework and a description of level 1, 2 and 3 financial assets and liabilities is set out in note 49(2). The valuation techniques for level 3 financial instruments involve management judgement and estimates, the extent of which depends on the complexity of the instrument and the availability of market observable information. In addition, in line with market practice, the Group applies credit, debit and funding valuation adjustments in determining the fair value of its uncollateralised derivative positions. A description of these adjustments is set out in note 49. A quantitative analysis of the sensitivities to market risk arising from the Group’s trading portfolios is set out in the tables marked audited on page 95.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 3: CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY continued
Capitalised software enhancements

Critical judgement:	Assessing future trading conditions that could affect the Group’s business operations
Key source of estimation uncertainty:	Estimated useful life of internally generated capitalised software
At 31 December 2022, the carrying value of the Group’s capitalised software enhancements was £4,060 million (2021: £3,435 million).
In determining the estimated useful life of capitalised software enhancements, management consider the product’s lifecycle and the Group’s technology strategy; assets are reviewed annually to assess whether there is any indication of impairment and to confirm that the remaining estimated useful life is still appropriate. For the year ended 31 December 2022, the amortisation charge was £833 million (2021: £892 million), and at 31 December 2022, the weighted-average remaining estimated useful life of the Group’s capitalised software enhancements was 4.5 years (2021: 4.7 years). If the Group reduced by one year the estimated useful life of those assets with a remaining estimated useful life of more than two years at 31 December 2022, the 2023 amortisation charge would be approximately £200 million higher.
Consideration of climate change
Financial statement preparation includes the consideration of the impact of climate change on the Group’s financial statements. There has been no material impact identified on the financial reporting judgement and estimates. In particular, the directors considered the impact of climate change in respect of the:
•Going concern of the Group for a period of at least 12 months from the date of approval of the financial statements
•Assessment of impairment of non-financial assets including goodwill
•Carrying value and useful economic lives of property, plant and equipment
•Fair value of financial assets and liabilities. These are generally based on market indicators which include the market’s assessment of climate risk
•Economic scenarios used for measurement of expected credit losses and the behavioural lifetime of assets against the expected time horizons of when climate risks may materialise
•Forecasting of the Group's future UK taxable profits, which impacts deferred tax recognition
Whilst there is currently no material short-term impact of climate change expected, the Group acknowledges the long-term nature of climate risk and continues to monitor and assess climate risks highlighted in the risk management section on page 63.

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
The segmental results and comparatives are presented on an underlying basis (pre-tax), the basis reviewed by the chief operating decision-maker. The underlying basis is derived from the recognition and measurement principles of IFRS with the effects of the following excluded in arriving at underlying profit before tax:
•Restructuring costs relating to merger, acquisition and integration activities
•Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
•Payment protection insurance remediation provisions, excluding litigation costs
For the purposes of the underlying income statement, operating lease depreciation (net of gains on disposal of operating lease assets) is shown as an adjustment to total underlying income.
During the year ended 31 December 2022, there were changes as a result of the Group restructure effective from 1 July 2022 and other methodology changes (comparatives have been restated accordingly):
•Business Banking and Commercial Cards moved from Retail to Commercial Banking. Wealth moved from Insurance and Wealth to Retail.
•Insurance and Wealth was renamed Insurance, Pensions and Investments.
•The Group reviewed and updated its methodology for liquidity transfer pricing between segments.
•The Group revised the treatment of restructuring costs and all such costs other than those relating to merger, acquisition and integration activities are now reported within operating costs in arriving at underlying profit.
•Non lending-related fraud costs, previously included within underlying impairment, are now reported as part of operating costs (this has not impacted the statutory impairment charge).
The Group's restructure created a revised organisational structure under its divisions. The Group completed a review and determined that it had three operating and reportable segments: Retail; Commercial Banking; and Insurance, Pensions and Investments:
•Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions.
•Commercial Banking serves small and medium businesses as well as corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services.
•Insurance, Pensions and Investments offers insurance, investment and pension management products and services.
Other comprises income and expenditure not attributed to the Group’s operating segments. These amounts include those arising from the Group’s equities business, residual net interest income after transfer pricing (including the central recovery of the Group’s distributions on other equity instruments) and certain gains from gilt sales.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Total £m
Year ended 31 December 2022
Underlying net interest income	9,774	3,447	(101)	52	13,172
Underlying other income, net of insurance claims and changes in insurance and investment contract liabilities	1,731	1,565	1,576	377	5,249
Total underlying income, net of insurance claims and changes in insurance and investment contract liabilities	11,505	5,012	1,475	429	18,421
Operating lease depreciation[1]	(368)	(5)	–	–	(373)
Underlying income, net of operating lease depreciation	11,137	5,007	1,475	429	18,048
Underlying operating costs	(5,175)	(2,496)	(1,042)	(122)	(8,835)
Remediation	(92)	(133)	(30)	–	(255)
Total underlying costs	(5,267)	(2,629)	(1,072)	(122)	(9,090)
Underlying impairment (charge) credit	(1,373)	(517)	(12)	392	(1,510)
Underlying profit before tax	4,497	1,861	391	699	7,448

External income	12,055	4,330	1,526	510	18,421
Inter-segment (expense) income	(550)	682	(51)	(81)	–
Segment underlying income, net of insurance claims and changes in insurance and investment contract liabilities	11,505	5,012	1,475	429	18,421

Segment external assets	372,485	147,477	175,212	182,655	877,829
Segment customer deposits	310,765	163,828	–	738	475,331
Segment external liabilities	314,091	202,070	169,182	144,965	830,308
1    Net of profits on disposal of operating lease assets of £197 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Total £m
Year ended 31 December 2022
Analysis of segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities:
Fee and commission income:
Current accounts	421	225	–	–	646
Credit and debit card fees	735	460	–	–	1,195
Commercial banking and treasury fees	–	310		1	311
Unit trust and insurance broking	–	–	85	–	85
Factoring	–	79	–	–	79
Other fees and commissions	64	169	271	15	519
Total fee and commission income	1,220	1,243	356	16	2,835
Fee and commission expense	(665)	(315)	(334)	(18)	(1,332)
Net fee and commission income	555	928	22	(2)	1,503
Operating lease rental income	1,065	12	–	–	1,077
Rental income from investment properties	–	–	144	1	145
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	–	92	92
Trading income	69	(793)	–	1,320	596
Insurance and other, net of insurance claims and changes in insurance and investment contract liabilities	227	28	2,771	(1,190)	1,836
Other external income, net of insurance claims and changes in insurance and investment contract liabilities	1,361	(753)	2,915	223	3,746
Inter-segment other income	(185)	1,390	(1,361)	156	–
Segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities	1,731	1,565	1,576	377	5,249

Other segment items reflected in income statement above:
Depreciation and amortisation	1,216	207	142	831	2,396
Movement in value of in-force business	–	–	(80)	–	(80)
Defined benefit scheme charges	72	28	7	18	125
Non-income statement segment items:
Additions to fixed assets	2,146	101	151	1,457	3,855
Investments in joint ventures and associates at end of year	4	–	–	381	385

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Total £m
Year ended 31 December 2021[1]
Underlying net interest income	8,577	2,602	(103)	87	11,163
Underlying other income, net of insurance claims and changes in insurance and investment contract liabilities	1,597	1,442	1,406	615	5,060
Total underlying income, net of insurance claims and changes in insurance and investment contract liabilities	10,174	4,044	1,303	702	16,223
Operating lease depreciation[2]	(442)	(18)	–	–	(460)
Underlying income, net of operating lease depreciation	9,732	4,026	1,303	702	15,763
Underlying operating costs	(4,987)	(2,288)	(899)	(138)	(8,312)
Remediation	(360)	(830)	(123)	13	(1,300)
Total underlying costs	(5,347)	(3,118)	(1,022)	(125)	(9,612)
Underlying impairment credit	447	936	–	2	1,385
Underlying profit before tax	4,832	1,844	281	579	7,536

External income	11,260	3,883	1,323	(243)	16,223
Inter-segment (expense) income	(1,086)	161	(20)	945	–
Segment underlying income, net of insurance claims and changes in insurance and investment contract liabilities	10,174	4,044	1,303	702	16,223

Segment external assets	364,179	144,390	195,039	182,917	886,525
Segment customer deposits	308,412	167,530	–	402	476,344
Segment external liabilities	312,594	204,641	188,372	127,766	833,373
1    Restated, see page F-34.
2    Net of profits on disposal of operating lease assets of £249 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Total £m
Year ended 31 December 2021[1]
Analysis of segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities:
Fee and commission income:
Current accounts	425	213	–	–	638
Credit and debit card fees	533	350	–	–	883
Commercial banking and treasury fees	–	376	–	37	413
Unit trust and insurance broking	–	–	113	–	113
Factoring	–	76	–	–	76
Other fees and commissions	65	183	213	24	485
Total fee and commission income	1,023	1,198	326	61	2,608
Fee and commission expense	(571)	(271)	(313)	(30)	(1,185)
Net fee and commission income	452	927	13	31	1,423
Operating lease rental income	1,046	13	–	–	1,059
Rental income from investment properties	–	–	186	–	186
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	(5)	–	3	(2)
Trading income	52	926	–	345	1,323
Insurance and other, net of insurance claims and changes in insurance and investment contract liabilities	136	119	1,766	(950)	1,071
Other external income, net of insurance claims and changes in insurance and investment contract liabilities	1,234	1,053	1,952	(602)	3,637
Inter-segment other income	(89)	(538)	(559)	1,186	–
Segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities	1,597	1,442	1,406	615	5,060

Other segment items reflected in income statement above:
Depreciation and amortisation	1,525	283	170	847	2,825
Movement in value of in-force business	–	–	(70)	–	(70)
Defined benefit scheme charges	91	30	9	106	236
Non-income statement segment items:
Additions to fixed assets	1,921	179	117	1,011	3,228
Investments in joint ventures and associates at end of year	6	–	–	346	352
1    Restated, see page F-34.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Total £m
Year ended 31 December 2020[1]
Underlying net interest income	8,380	2,528	(118)	(17)	10,773
Underlying other income, net of insurance claims and changes in insurance and investment contract liabilities	1,606	1,428	1,241	240	4,515
Total underlying income, net of insurance claims and changes in insurance and investment contract liabilities	9,986	3,956	1,123	223	15,288
Operating lease depreciation[2]	(856)	(28)	–	–	(884)
Underlying income, net of operating lease depreciation	9,130	3,928	1,123	223	14,404
Underlying operating costs	(4,967)	(2,281)	(832)	(122)	(8,202)
Remediation	(125)	(210)	(50)	6	(379)
Total underlying costs	(5,092)	(2,491)	(882)	(116)	(8,581)
Underlying impairment charge	(2,128)	(1,561)	(2)	(390)	(4,081)
Underlying profit (loss) before tax	1,910	(124)	239	(283)	1,742

External income	11,499	3,600	1,238	(1,049)	15,288
Inter-segment (expense) income	(1,513)	356	(115)	1,272	–
Segment underlying income, net of insurance claims and changes in insurance and investment contract liabilities	9,986	3,956	1,123	223	15,288

Segment external assets	350,779	151,093	182,284	187,113	871,269
Segment customer deposits	279,610	170,262	–	779	450,651
Segment external liabilities	284,634	214,022	176,646	146,554	821,856
1    Restated, see page F-34.
2    Net of profits on disposal of operating lease assets of £127 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 4: SEGMENTAL ANALYSIS continued

	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Total £m
Year ended 31 December 2020[1]
Analysis of segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities:
Fee and commission income:
Current accounts	429	186	–	–	615
Credit and debit card fees	447	301	–	–	748
Commercial banking and treasury fees	–	274	–	–	274
Unit trust and insurance broking	–	–	146	–	146
Factoring	–	76	–	–	76
Other fees and commissions	71	183	194	1	449
Total fee and commission income	947	1,020	340	1	2,308
Fee and commission expense	(585)	(234)	(303)	(26)	(1,148)
Net fee and commission income	362	786	37	(25)	1,160
Operating lease rental income	1,103	17	–	–	1,120
Rental income from investment properties	–	–	191	–	191
Gains less losses on disposal of financial assets at fair value through other comprehensive income	–	–	–	149	149
Lease termination income	–	5	–	–	5
Trading income	64	792	–	204	1,060
Insurance and other, net of insurance claims and changes in insurance and investment contract liabilities	198	349	1,338	(1,055)	830
Other external income, net of insurance claims and changes in insurance and investment contract liabilities	1,365	1,163	1,529	(702)	3,355
Inter-segment other income	(121)	(521)	(325)	967	–
Segment underlying other income, net of insurance claims and changes in insurance and investment contract liabilities	1,606	1,428	1,241	240	4,515

Other segment items reflected in income statement above:
Depreciation and amortisation	1,760	263	159	550	2,732
Movement in value of in-force business	–	–	76	–	76
Defined benefit scheme charges	100	32	9	106	247
Non-income statement segment items:
Additions to fixed assets	1,684	112	125	980	2,901
Investments in joint ventures and associates at end of year	4	–	–	292	296
1    Restated, see page F-34.
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

Lloyds Banking Group statutory £m		Removal of:
		Volatility, restructuring and other items[1] £m	Insurance gross up2 £m	PPI remediation £m	Underlying basis £m
Year ended 31 December 2022
Net interest income	13,957	226	(1,011)	–	13,172
Other income, net of insurance claims and changes in insurance and investment contract liabilities	4,252	120	877	–	5,249
Operating lease depreciation[3]		(373)	–	–	(373)
Total income, net of insurance claims and changes in insurance and investment contract liabilities / Underlying income, net of operating lease depreciation	18,209	(27)	(134)	–	18,048
Operating expenses	(9,759)	535	134	–	(9,090)
Impairment charge	(1,522)	12	–	–	(1,510)
Profit before tax	6,928	520	–	–	7,448

Lloyds Banking Group statutory £m		Removal of:
		Volatility, restructuring and other items[4] £m	Insurance gross up2 £m	PPI remediation £m	Underlying basis £m
Year ended 31 December 2021
Net interest income	9,366	255	1,542	–	11,163
Other income, net of insurance claims and changes in insurance and investment contract liabilities	6,958	(139)	(1,759)	–	5,060
Operating lease depreciation[3]		(460)	–	–	(460)
Total income, net of insurance claims and changes in insurance and investment contract liabilities / Underlying income, net of operating lease depreciation	16,324	(344)	(217)	–	15,763
Operating expenses	(10,800)	971	217	–	(9,612)
Impairment credit	1,378	7	–	–	1,385
Profit before tax	6,902	634	–	–	7,536

Lloyds Banking Group statutory £m		Removal of:
		Volatility, restructuring and other items[5] £m	Insurance gross up2 £m	PPI remediation £m	Underlying basis £m
Year ended 31 December 2020
Net interest income	10,749	174	(150)	–	10,773
Other income, net of insurance claims and changes in insurance and investment contract liabilities	4,377	165	(27)	–	4,515
Operating lease depreciation[3]		(884)	–	–	(884)
Total income, net of insurance claims and changes in insurance and investment contract liabilities / Underlying income, net of operating lease depreciation	15,126	(545)	(177)	–	14,404
Operating expenses	(9,745)	905	174	85	(8,581)
Impairment (charge) credit	(4,155)	71	3	–	(4,081)
Profit before tax	1,226	431	–	85	1,742
1    In the year ended 31 December 2022 this comprises the effects of market volatility and asset sales (losses of £252 million); the amortisation of purchased intangibles (£70 million); restructuring (£80 million of merger, acquisition and integration costs); and the fair value unwind (losses of £118 million).
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
3    Net of profits on disposal of operating lease assets of £197 million (2021: £249 million; 2020: £127 million).
4    Comprises the effects of market volatility and asset sales (gain of £87 million); the amortisation of purchased intangibles (£70 million); restructuring (£452 million, including a software write-off as a result of investment in new technology and systems infrastructure together with merger, acquisition and integration costs); and the fair value unwind (losses of £199 million).
5    Comprises the effects of market volatility and asset sales (losses of £59 million); the amortisation of purchased intangibles (£69 million); restructuring (£70 million of merger, acquisition and integration costs); and the fair value unwind (losses of £233 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 5: NET INTEREST INCOME

	Weighted average effective interest rate
	2022%	2021%	2020%	2022 £m	2021 £m	2020 £m
Interest income:
Loans and advances to banks and reverse repurchase agreements	1.29	0.12	0.24	1,313	104	203
Loans and advances to customers and reverse repurchase agreements	3.00	2.51	2.72	15,217	12,633	13,704
Debt securities	1.85	1.46	1.81	168	80	97
Financial assets held at amortised cost	2.70	2.15	2.35	16,698	12,817	14,004
Financial assets at fair value through other comprehensive income	3.97	1.67	1.10	947	441	302
Total interest income[1]	2.75	2.13	2.30	17,645	13,258	14,306
Interest expense:
Deposits from banks	1.87	0.75	0.84	(148)	(74)	(113)
Customer deposits	0.40	0.12	0.32	(1,387)	(426)	(1,091)
Repurchase agreements at amortised cost	1.82	0.10	0.36	(842)	(22)	(117)
Debt securities in issue[2]	2.21	1.13	1.37	(1,636)	(900)	(1,313)
Lease liabilities	2.19	2.12	2.39	(29)	(32)	(41)
Subordinated liabilities	6.39	6.92	6.29	(681)	(932)	(1,057)
Liabilities held at amortised cost	0.97	0.50	0.74	(4,723)	(2,386)	(3,732)
Amounts payable to unitholders in consolidated open-ended investment vehicles[3]	(9.47)	12.53	(1.58)	1,035	(1,506)	175
Total interest expense[4]	0.74	0.80	0.69	(3,688)	(3,892)	(3,557)
Net interest income				13,957	9,366	10,749
1    Includes £21 million (2021: £10 million; 2020: £10 million) of interest income on liabilities with negative interest rates, £37 million (2021: £47 million; 2020: £47 million) in respect of interest income on finance leases and £687 million (2021: £701 million) in respect of hire purchase receivables.
2    The impact of the Group’s hedging arrangements is included on this line; excluding this impact the weighted average effective interest rate in respect of debt securities in issue would be 3.67 per cent (2021: 1.77 per cent; 2020: 2.28 per cent).
3    Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported in other liabilities and the movement in these interests in interest expense.
4    Includes £23 million (2021: £2 million; 2020: £24 million) of interest expense on assets with negative interest rates.
Included within interest income is £272 million (2021: £174 million; 2020: £171 million) in respect of credit-impaired financial assets. Net interest income also includes a debit of £43 million (2021: credit of £621 million; 2020: credit of £496 million) transferred from the cash flow hedging reserve (see note 41).
NOTE 6: NET FEE AND COMMISSION INCOME

	2022 £m	2021 £m	2020 £m
Fee and commission income:
Current accounts	646	638	615
Credit and debit card fees	1,195	883	748
Commercial banking and treasury fees	311	413	274
Unit trust and insurance broking	85	113	146
Factoring	79	76	76
Other fees and commissions	519	485	449
Total fee and commission income	2,835	2,608	2,308
Fee and commission expense	(1,332)	(1,185)	(1,148)
Net fee and commission income	1,503	1,423	1,160
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 6: NET FEE AND COMMISSION INCOME continued
At 31 December 2022, the Group held on its balance sheet £173 million (31 December 2021: £201 million) in respect of services provided to customers and £74 million (31 December 2021: £84 million) in respect of amounts received from customers for services to be provided after the balance sheet date. Current unsatisfied performance obligations amount to £149 million (31 December 2021: £157 million); the Group expects to receive substantially all of this revenue by 2024.
Income recognised during the year included £8 million (2021: £16 million) in respect of amounts included in the contract liability balance at the start of the year and £1 million (2021: £2 million) in respect of amounts from performance obligations satisfied in previous years.
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
NOTE 7: NET TRADING INCOME

	2022 £m	2021 £m	2020 £m
Foreign exchange translation (losses) gains	(1,318)	212	12
Gains on foreign exchange trading transactions	255	394	527
Total foreign exchange	(1,063)	606	539
Investment property (losses) gains (note 26)	(511)	575	(209)
Securities and other (losses) gains (see below)	(18,413)	16,019	6,890
Net trading income	(19,987)	17,200	7,220
Securities and other gains comprise net gains (losses) arising on assets and liabilities held at fair value through profit or loss as follows:

	2022 £m	2021 £m	2020 £m
Net income arising on assets and liabilities mandatorily held at fair value through profit or loss:
Financial instruments held for trading[1]	(1,049)	141	724
Other financial instruments mandatorily held at fair value through profit or loss:
Debt securities, loans and advances	(7,677)	(1,153)	3,554
Equity shares	(9,533)	17,096	2,729
	(18,259)	16,084	7,007
Net expense arising on assets and liabilities designated at fair value through profit or loss	(154)	(65)	(117)
Securities and other (losses) gains	(18,413)	16,019	6,890
1    Includes hedge ineffectiveness in respect of fair value hedges (2022: loss of £41 million, 2021: gain of £177 million; 2020: gain of £547 million) and cash flow hedges (2022: loss of £10 million, 2021: loss of £69 million; 2020: loss of £2 million).
NOTE 8: INSURANCE PREMIUM INCOME

	2022 £m	2021 £m	2020 £m
Life insurance
Gross premiums:
Life and pensions, excluding annuities	7,711	7,515	6,941
Annuities	1,190	531	1,378
	8,901	8,046	8,319
Ceded reinsurance premiums	(369)	(376)	(333)
Net earned premiums	8,532	7,670	7,986
Non-life insurance
Net earned premiums	527	613	629
Total insurance premium income	9,059	8,283	8,615

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December

NOTE 9: OTHER OPERATING INCOME

	2022 £m	2021 £m	2020 £m
Operating lease rental income	1,077	1,059	1,120
Rental income from investment properties (note 26)	145	186	191
Gains less losses on disposal of financial assets at fair value through other comprehensive income (note 41)	92	(2)	149
Movement in value of in-force business (note 24)	(80)	(70)	76
Liability management	(31)	(22)	(145)
Share of results of joint ventures and associates (note 22)	10	2	(13)
Other	63	19	45
Total other operating income	1,276	1,172	1,423
NOTE 10: INSURANCE CLAIMS AND CHANGES IN INSURANCE AND INVESTMENT CONTRACT LIABILITIES

	2022 £m	2021 £m	2020 £m
Life insurance and participating investment contracts
Claims and surrenders	(8,270)	(9,063)	(7,670)
Change in insurance and participating investment contracts (note 31)	16,624	(7,474)	(4,590)
	8,354	(16,537)	(12,260)
Non-participating investment contracts
Change in non-participating investment contracts	4,166	(4,581)	(1,938)
	12,520	(21,118)	(14,198)
Reinsurers’ share[1]	234	285	418
	12,754	(20,833)	(13,780)
Change in unallocated surplus	60	35	57
Total life insurance and investment contracts	12,814	(20,798)	(13,723)
Non-life insurance
Total non-life insurance claims, net of reinsurance	(413)	(322)	(318)
Total insurance claims and changes in insurance and investment contract liabilities	12,401	(21,120)	(14,041)
1    Reinsurers’ share compromises a credit of £nil (2021: charge of £5 million) in respect of contracts classified as financial assets at fair value through profit or loss and a credit of £234 million (2021: credit of £290 million) in respect of contracts classified as reinsurance contracts.
Total non-life insurance claims, net of reinsurance, in 2022 included weather-related claims of £116 million (2021: £30 million). Of this, £108 million (2021: £11 million) was related to severe weather events.
Life insurance and participating investment contracts gross claims and surrenders can also be analysed as follows:

	2022 £m	2021 £m	2020 £m
Deaths	(731)	(790)	(694)
Maturities including surrenders	(6,161)	(6,915)	(5,514)
Annuities	(1,213)	(1,194)	(1,171)
Other	(165)	(164)	(291)
Total life insurance gross claims and surrenders	(8,270)	(9,063)	(7,670)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 11: OPERATING EXPENSES

	2022 £m	2021 £m	2020 £m
Staff costs:
Salaries	2,511	2,405	2,568
Performance-based compensation (see below)	458	335	117
Social security costs	341	308	287
Pensions and other post-retirement benefit schemes (note 35)	455	538	566
Restructuring costs	50	92	166
Other staff costs	257	207	131
	4,072	3,885	3,835
Premises and equipment costs:
Rent and rates	100	118	117
Repairs and maintenance	137	169	174
Other[1]	95	(26)	176
	332	261	467
Other expenses:
Communications and data processing	1,438	1,181	1,013
Advertising and promotion	170	161	187
Professional fees	265	210	189
UK bank levy	148	132	211
Regulatory and legal provisions (note 37)	255	1,300	464
Other	683	845	643
	2,959	3,829	2,707
Depreciation and amortisation:
Depreciation of property, plant and equipment[2]	1,471	1,839	2,046
Amortisation of acquired value of in-force non-participating investment contracts (note 24)	22	24	26
Amortisation of other intangible assets (note 25)	903	962	660
	2,396	2,825	2,732
Goodwill impairment (note 23)	–	–	4
Total operating expenses	9,759	10,800	9,745
1    Net of profits on disposal of operating lease assets of £197 million (2021: £249 million; 2020: £127 million).
2    Comprising depreciation in respect of premises £114 million (2021: £123 million; 2020: £127 million), equipment £561 million (2021: £779 million; 2020: £680 million), operating lease assets £570 million (2021: £709 million; 2020: £1,011 million) and right-of-use assets £226 million (2021: £228 million; 2020: £228 million).
Performance-based compensation
The tables below analyse the Group’s performance-based compensation costs between those relating to the current performance year and those relating to earlier years.

	2022 £m	2021 £m	2020 £m
Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	349	313	22
Awards made in respect of earlier years	109	22	95
	458	335	117

	2022 £m	2021 £m	2020 £m
Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	128	110	30
Awards made in respect of earlier years	20	22	31
	148	132	61
Performance-based awards expensed in 2022 include cash awards amounting to £144 million (2021: £134 million; 2020: £12 million).
Average headcount
The average number of persons on a headcount basis employed by the Group during the year was as follows:

	2022	2021	2020
UK	62,587	64,250	67,881
Overseas	785	826	784
Total	63,372	65,076	68,665

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12: AUDITORS’ REMUNERATION
Fees payable to the Company’s auditors1 by the Group are as follows:

	2022 £m	2021 £m	2020 £m
Fees payable for the:
– audit of the Company’s current year annual report	1.9	1.8	1.7
– audits of the Company’s subsidiaries	29.5	23.7	22.4
– total audit fees in respect of the statutory audit of Group entities[2]	31.4	25.5	24.1
– services normally provided in connection with statutory and regulatory filings or engagements	6.3	4.8	3.7
Total audit fees[3]	37.7	30.3	27.8

Other audit-related fees[3]	1.5	0.5	0.5
All other fees[3]	5.0	1.2	0.9
Total non-audit services[4]	6.5	1.7	1.4
Total fees payable to the Company’s auditors by the Group	44.2	32.0	29.2
1    Deloitte LLP became the Group’s statutory auditor in 2021. PricewaterhouseCoopers LLP was the statutory auditor during 2020.
2    As defined by the Financial Reporting Council (FRC).
3    As defined by the Securities and Exchange Commission (SEC).
4    As defined by the SEC. Total non-audit services as defined by the FRC include all fees other than audit fees in respect of the statutory audit of Group entities. These fees totalled £12.8 million in 2022 (2021: £6.5 million; 2020: £5.1 million).
The following types of services are included in the categories listed above:
Audit fees: This category includes fees in respect of the audit of the Group’s annual financial statements (including work related to the adoption of new accounting standards) and other services in connection with regulatory filings. Other services supplied pursuant to legislation relate primarily to costs incurred in connection with client asset assurance and with the Sarbanes-Oxley Act requirements associated with the audit of the Group’s financial statements filed on its Form 20-F.
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
During the year, the auditors1 also earned fees payable by entities outside the consolidated Lloyds Banking Group in respect of the following:

	2022 £m	2021 £m	2020 £m
Audits of Group pension schemes	0.4	0.4	0.1
Audits of the unconsolidated Open-Ended Investment Companies managed by the Group	0.2	0.3	0.4
Reviews of the financial position of corporate and other borrowers	–	0.3	1.4
1    Deloitte LLP became the Group’s statutory auditor in 2021. PricewaterhouseCoopers LLP was the statutory auditor during 2020.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 13: IMPAIRMENT

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Year ended 31 December 2022
Impact of transfers between stages	(24)	581	357	–	914
Other changes in credit quality	(278)	90	663	78	553
Additions and repayments	132	113	(69)	(58)	118
Methodology and model changes	2	11	(47)	(29)	(63)
Other items	–	–	–	–	–
	(144)	214	547	(9)	608
Total impairment (credit) charge	(168)	795	904	(9)	1,522

In respect of:
Loans and advances to banks	12	2	–	–	14
Loans and advances to customers	(217)	694	883	(9)	1,351
Debt securities	7	–	–	–	7
Financial assets at amortised cost	(198)	696	883	(9)	1,372
Other assets	–	–	22	–	22
Impairment charge on drawn balances	(198)	696	905	(9)	1,394
Loan commitments and financial guarantees	24	99	(1)	–	122
Financial assets at fair value through other comprehensive income	6	–	–	–	6
Total impairment (credit) charge	(168)	795	904	(9)	1,522

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Year ended 31 December 2021
Impact of transfers between stages	75	(481)	339	–	(67)
Other changes in credit quality	(331)	(320)	252	(48)	(447)
Additions and repayments	(246)	(389)	(96)	(87)	(818)
Methodology and model changes	(63)	15	6	–	(42)
Other items	2	4	(10)	–	(4)
	(638)	(690)	152	(135)	(1,311)
Total impairment (credit) charge	(563)	(1,171)	491	(135)	(1,378)

In respect of:
Loans and advances to banks	(5)	–	–	–	(5)
Loans and advances to customers	(454)	(1,025)	498	(135)	(1,116)
Debt securities	–	–	–	–	–
Financial assets at amortised cost	(459)	(1,025)	498	(135)	(1,121)
Other assets	–	–	2	–	2
Impairment (credit) charge on drawn balances	(459)	(1,025)	500	(135)	(1,119)
Loan commitments and financial guarantees	(102)	(146)	(9)	–	(257)
Financial assets at fair value through other comprehensive income	(2)	–	–	–	(2)
Total impairment (credit) charge	(563)	(1,171)	491	(135)	(1,378)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 13: IMPAIRMENT continued

	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Year ended 31 December 2020
Impact of transfers between stages	(169)	940	698	–	1,469
Other changes in credit quality	946	22	1,192	167	2,327
Additions and repayments	98	177	(48)	(30)	197
Methodology and model changes	(44)	170	26	–	152
Other items	–	–	10	–	10
	1,000	369	1,180	137	2,686
Total impairment charge	831	1,309	1,878	137	4,155

In respect of:
Loans and advances to banks	5	–	–	–	5
Loans and advances to customers	697	1,151	1,865	137	3,850
Debt securities	1	–	–	–	1
Financial assets at amortised cost	703	1,151	1,865	137	3,856
Other assets	–	–	5	–	5
Impairment charge on drawn balances	703	1,151	1,870	137	3,861
Loan commitments and financial guarantees	123	158	8	–	289
Financial assets at fair value through other comprehensive income	5	–	–	–	5
Total impairment charge	831	1,309	1,878	137	4,155
The impairment charge contained no release (2021: release of £77 million; 2020: charge of £41 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.
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
Methodology and model changes
Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; as changes to either the model inputs or the underlying assumptions, as well as the impact of changing the models used.
Movements in the Group’s impairment allowances are shown in note 18.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 14: TAX EXPENSE
(A)    Analysis of tax (expense) credit for the year

	2022 £m	2021 £m	2020 £m
UK corporation tax:
Current tax on profit for the year	(1,152)	(1,472)	(480)
Adjustments in respect of prior years	31	94	355
	(1,121)	(1,378)	(125)
Foreign tax:
Current tax on profit for the year	(74)	(51)	(27)
Adjustments in respect of prior years	(9)	21	25
	(83)	(30)	(2)
Current tax expense	(1,204)	(1,408)	(127)

Deferred tax:
Current year	(390)	546	611
Adjustments in respect of prior years	221	(155)	(323)
Deferred tax (expense) credit	(169)	391	288
Tax (expense) credit	(1,373)	(1,017)	161
The tax (expense) credit is made up as follows:

	2022 £m	2021 £m	2020 £m
Tax (expense) credit attributable to policyholders	(40)	(163)	4
Shareholder tax (expense) credit	(1,333)	(854)	157
Tax (expense) credit	(1,373)	(1,017)	161
(B)    Factors affecting the tax (expense) credit for the year
The UK corporation tax rate for the year was 19.0 per cent (2021: 19.0 per cent; 2020: 19.0 per cent). An explanation of the relationship between tax (expense) credit and accounting profit is set out below.

	2022 £m	2021 £m	2020 £m
Profit before tax	6,928	6,902	1,226
UK corporation tax thereon	(1,316)	(1,311)	(233)
Impact of surcharge on banking profits	(339)	(439)	(107)
Non-deductible costs: conduct charges	(5)	(185)	(24)
Non-deductible costs: bank levy	(28)	(22)	(38)
Other non-deductible costs	(72)	(83)	(74)
Non-taxable income	134	40	59
Tax relief on coupons on other equity instruments	83	81	86
Tax-exempt gains on disposals	67	140	81
Tax losses where no deferred tax recognised	11	(1)	(58)
Remeasurement of deferred tax due to rate changes	(53)	954	350
Differences in overseas tax rates	(63)	(19)	15
Policyholder tax	(65)	(63)	(46)
Policyholder deferred tax asset in respect of life assurance expenses	33	(69)	49
Adjustments in respect of prior years	243	(40)	104
Tax effect of share of results of joint ventures	(3)	–	(3)
Tax (expense) credit	(1,373)	(1,017)	161
On 17 November 2022 the UK Government confirmed its intention to implement the G20-OECD Inclusive Framework Pillar 2 rules in the UK, including a Qualified Domestic Minimum Top-Up Tax rule. This legislation, which is expected to be enacted in 2023, will seek to ensure that UK-headquartered multinational enterprises pay a minimum tax rate of 15 per cent on UK and overseas profits arising after 31 December 2023. As the UK rate of corporation tax in 2024 will be 25 per cent, and the Group’s business is primarily in the UK, the impact of these rules on the Group is not expected to be material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 15: EARNINGS PER SHARE

	2022 £m	2021 £m	2020 £m
Profit attributable to ordinary shareholders – basic and diluted	5,021	5,355	865

	2022 million	2021 million	2020 million
Weighted-average number of ordinary shares in issue – basic	68,847	70,937	70,606
Adjustment for share options and awards	835	848	650
Weighted-average number of ordinary shares in issue – diluted	69,682	71,785	71,256
Basic earnings per share	7.3p	7.5p	1.2p
Diluted earnings per share	7.2p	7.5p	1.2p
Basic earnings per share are calculated by dividing the net profit attributable to equity shareholders by the weighted-average number of ordinary shares in issue during the year, which has been calculated after deducting 198 million (2021: 19 million; 2020: 28 million) ordinary shares representing the Group’s holdings of own shares in respect of employee share schemes.
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
There were 63 million anti-dilutive share options and awards excluded from the calculation of diluted earnings per share (2021: 143 million; 2020: 647 million).
NOTE 16: FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS
These assets are comprised as follows:

	2022			2021
	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m	Total £m	Trading assets £m	Other financial assets mandatorily at fair value through profit or loss £m	Total £m
Loans and advances to banks	16	3,329	3,345	486	3,684	4,170
Loans and advances to customers	11,766	9,761	21,527	14,435	10,933	25,368
Debt securities:
Government securities	2,185	7,872	10,057	6,579	11,101	17,680
Other public sector securities	–	2,516	2,516	–	2,731	2,731
Bank and building society certificates of deposit	–	7,133	7,133	–	6,297	6,297
Asset-backed securities:
Mortgage-backed securities	7	228	235	12	421	433
Other asset-backed securities	14	171	185	3	272	275
Corporate and other debt securities	228	17,693	17,921	245	19,557	19,802
	2,434	35,613	38,047	6,839	40,379	47,218
Treasury and other bills	–	62	62	–	19	19
Contracts held with reinsurers	–	10,906	10,906	–	12,371	12,371
Equity shares	–	106,722	106,722	–	117,625	117,625
Total	14,216	166,393	180,609	21,760	185,011	206,771
Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £161,618 million (31 December 2021: £179,988 million). Included within these assets are investments in unconsolidated structured entities of £68,913 million (31 December 2021: £74,916 million), see note 48.
For amounts included above which are subject to repurchase and reverse repurchase agreements see note 52.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS
The fair values and notional amounts of derivative instruments are set out in the following table:

	2022			2021
	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m	Contract/ notional amount £m	Fair value assets £m	Fair value liabilities £m
Trading and other
Exchange rate contracts:
Spot, forwards and futures	75,619	1,135	1,266	60,638	611	663
Currency swaps	373,735	7,181	7,480	319,882	3,451	3,171
Options purchased	7,820	417	–	5,045	371	–
Options written	7,049	–	470	5,660	–	428
	464,223	8,733	9,216	391,225	4,433	4,262
Interest rate contracts:
Interest rate swaps	6,108,594	14,073	12,308	3,582,028	14,775	10,814
Forward rate agreements	75,499	3	4	6,437	1	1
Options purchased	18,875	864	–	19,145	1,907	–
Options written	23,245	–	986	18,483	–	1,590
Futures	31,335	26	34	214,983	19	13
	6,257,548	14,966	13,332	3,841,076	16,702	12,418
Credit derivatives	6,689	134	118	6,740	95	175
Equity and other contracts	16,490	845	849	12,539	735	878
Total derivative assets/liabilities – trading and other	6,744,950	24,678	23,515	4,251,580	21,965	17,733
Hedging
Derivatives designated as fair value hedges:
Interest rate and other swaps	152,662	10	503	172,695	46	308
Currency swaps	35	1	–	34	7	–
	152,697	11	503	172,729	53	308
Derivatives designated as cash flow hedges:
Interest rate swaps	249,703	1	3	109,093	6	1
Exchange rate forward rate agreements	1,542	63	21	1,895	27	18
	251,245	64	24	110,988	33	19
Total derivative assets/liabilities – hedging	403,942	75	527	283,717	86	327
Total recognised derivative assets/liabilities	7,148,892	24,753	24,042	4,535,297	22,051	18,060
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
The Group holds derivatives as part of the following strategies:
•Customer driven, where derivatives are held as part of the provision of risk management products to Group customers
•To manage and hedge the Group’s interest rate and foreign exchange risk arising from normal banking business. The hedge accounting strategy adopted by the Group is to utilise a combination of fair value and cash flow hedge approaches as described in note 52
•Derivatives held in policyholder funds as permitted by the investment strategies of those funds
The principal derivatives used by the Group are as follows:
•Interest rate related contracts include interest rate swaps, forward rate agreements and options. An interest rate swap is an agreement between two parties to exchange fixed and floating interest payments, based upon interest rates defined in the contract, without the exchange of the underlying principal amounts. Forward rate agreements are contracts for the payment of the difference between a specified rate of interest and a reference rate, applied to a notional principal amount at a specific date in the future. An interest rate option gives the buyer, on payment of a premium, the right, but not the obligation, to fix the rate of interest on a future loan or deposit, for a specified period and commencing on a specified future date
•Exchange rate related contracts include forward foreign exchange contracts, currency swaps and options. A forward foreign exchange contract is an agreement to buy or sell a specified amount of foreign currency on a specified future date at an agreed rate. Currency swaps generally involve the exchange of interest payment obligations denominated in different currencies; the exchange of principal can be notional or actual. A currency option gives the buyer, on payment of a premium, the right, but not the obligation, to sell specified amounts of currency at agreed rates of exchange on or before a specified future date
•Credit derivatives, principally credit default swaps, are used by the Group as part of its trading activity and to manage its own exposure to credit risk. A credit default swap is a swap in which one counterparty receives a premium at pre-set intervals in consideration for guaranteeing to make a specific payment should a negative credit event take place
•Equity derivatives are also used by the Group as part of its equity-based retail product activity to eliminate the Group’s exposure to fluctuations in various international stock exchange indices. Index-linked equity options are purchased which give the Group the right, but not the obligation, to buy or sell a specified amount of equities, or basket of equities, in the form of published indices on or before a specified future date

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued
Details of the Group’s hedging instruments are set out below:

	Maturity
At 31 December 2022	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	–	–	–	35	35
Average fixed interest rate	–	–	–	–	1.28%
Average EUR/GBP exchange rate	–	–	–	–	1.38
Interest rate swap
Notional	1,904	12,765	37,488	64,307	36,198	152,662
Average fixed interest rate	1.51%	0.17%	0.72%	1.92%	1.94%
Cash flow hedges
Foreign exchange
Currency swap
Notional	–	–	509	1,004	29	1,542
Average EUR/GBP exchange rate	–	–	1.15	1.10	1.04
Average USD/GBP exchange rate	–	–	1.24	1.25	–
Interest rate
Interest rate swap
Notional	4,741	6,472	26,175	161,391	50,924	249,703
Average fixed interest rate	3.01%	1.18%	2.36%	2.40%	1.60%

	Maturity
At 31 December 2021	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
Fair value hedges
Interest rate
Cross currency swap
Notional	–	–	–	–	34	34
Average fixed interest rate	–	–	–	–	1.28%
Average EUR/GBP exchange rate	–	–	–	–	1.38
Interest rate swap
Notional	1,396	2,784	18,568	121,878	28,069	172,695
Average fixed interest rate	2.84%	1.31%	0.95%	0.68%	1.94%
Cash flow hedges
Foreign exchange
Currency swap
Notional	46	200	821	828	–	1,895
Average USD/GBP exchange rate	1.36	1.36	1.36	1.35	1.27
Interest rate
Interest rate swap
Notional	1,000	625	10,428	58,896	38,144	109,093
Average fixed interest rate	0.00%	0.23%	0.55%	0.81%	0.65%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued
The carrying amounts of the Group’s hedging instruments are as follows:

	Carrying amount of the hedging instrument
At 31 December 2022	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges
Interest rate
Currency swaps	35	1	–	(2)
Interest rate swaps	152,662	10	503	1,286
Cash flow hedges
Foreign exchange
Currency swaps	1,542	63	21	198
Interest rate
Interest rate swaps	249,703	1	3	(6,990)

	Carrying amount of the hedging instrument
At 31 December 2021	Contract/ notional amount £m	Assets £m	Liabilities £m	Changes in fair value used for calculating hedge ineffectiveness £m
Fair value hedges
Interest rate
Currency swaps	34	7	–	(2)
Interest rate swaps	172,695	46	308	946
Cash flow hedges
Foreign exchange
Currency swaps	1,895	27	18	(6)
Interest rate
Interest rate swaps	109,093	6	1	(2,642)
All amounts are held within derivative financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued
The Group’s hedged items are as follows:

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve
At 31 December 2022	Assets £m	Liabilities £m	Assets £m	Liabilities £m		Continuing hedges £m	Discontinued hedges £m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	73,282	–	(2,602)	–	(3,198)
Fixed rate issuance[2]	–	52,190	–	2,392	4,223
Fixed rate bonds[3]	19,259	–	(1,549)	–	(2,350)
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					(198)	134	90
Customer deposits[4]					–	–	3
Interest rate
Customer loans[1]					5,636	(5,587)	(868)
Central bank balances[5]					2,703	(2,130)	(965)
Customer deposits[4]					(1,295)	1,781	(76)

	Carrying amount of the hedged item		Accumulated amount of fair value adjustment on the hedged item		Change in fair value of hedged item for ineffectiveness assessment £m	Cash flow hedging reserve
At 31 December 2021	Assets £m	Liabilities £m	Assets £m	Liabilities £m		Continuing hedges £m	Discontinued hedges £m
Fair value hedges
Interest rate
Fixed rate mortgages[1]	88,791	–	(872)	–	(2,080)
Fixed rate issuance[2]	–	58,648	–	1,967	2,071
Fixed rate bonds[3]	25,019	–	342	–	(758)
Cash flow hedges
Foreign exchange
Foreign currency issuance[2]					(15)	(28)	76
Customer deposits[4]					21	–	–
Interest rate
Customer loans[1]					1,873	(742)	378
Central bank balances[5]					767	(212)	(78)
Customer deposits[4]					(110)	43	(109)
1    Included within loans and advances to customers.
2    Included within debt securities in issue.
3    Included within financial assets at fair value through other comprehensive income.
4    Included within customer deposits.
5    Included within cash and balances at central banks.
The accumulated amount of fair value hedge adjustments remaining in the balance sheet for hedged items that have ceased to be adjusted for hedging gains and losses is a liability of £1,988 million relating to fixed rate issuances of £760 million and mortgages of £1,228 million (2021: liability of £1,071 million relating to fixed rate issuances of £793 million and mortgages of £278 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 17: DERIVATIVE FINANCIAL INSTRUMENTS continued
Gains and losses arising from hedge accounting are summarised as follows:

	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as:
At 31 December 2022			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate mortgages		22
Fixed rate issuance		(49)
Fixed rate bonds		(14)
Cash flow hedges
Foreign exchange
Foreign currency issuance	198	–	–	(22)	Interest expense
Customer deposits	3	–	–	–	Interest expense
Interest rate
Customer loans	(6,145)	(30)	–	53	Interest income
Central bank balances	(2,831)	–	–	26	Interest income
Customer deposits	1,785	20	–	(14)	Interest expense

	Gain (loss) recognised in other comprehensive income £m	Hedge ineffectiveness recognised in the income statement[1] £m	Amounts reclassified from reserves to income statement as:
At 31 December 2021			Hedged cash flows will no longer occur £m	Hedged item affected income statement £m	Income statement line item that includes reclassified amount
Fair value hedges
Interest rate
Fixed rate mortgages		207
Fixed rate issuance		(23)
Fixed rate bonds		(7)
Cash flow hedges
Foreign exchange
Foreign currency issuance	16	–	3	(18)	Interest expense
Customer deposits	28	–	–	–	Interest expense
Interest rate
Customer loans	(1,830)	(43)	–	(456)	Interest income
Central bank balances	(515)	(27)	–	(180)	Interest income
Customer deposits	22	1	–	30	Interest expense
1    Hedge ineffectiveness is included in the income statement within net trading income.
In 2021 there was a loss of £3 million (2022: £nil) reclassified from the cash flow hedging reserve for which hedge accounting had previously been used but for which the hedged future cash flows are no longer expected to occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST
Year ended 31 December 2022

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Loans and advances to banks
At 1 January 2022	7,002	–	–	–	7,002	1	–	–	–	1
Exchange and other adjustments	558	–	–	–	558	–	–	–	–	–
Transfers to Stage 2	(3)	3	–		–	–	–	–		–
Impact of transfers between stages	(3)	3	–		–	–	–	–		–
						–	–	–		–
Other changes in credit quality						7	–	–	–	7
Additions and repayments	3,063	24	–	–	3,087	5	2	–	–	7
Charge to the income statement						12	2	–	–	14
At 31 December 2022	10,620	27	–	–	10,647	13	2	–	–	15
Allowance for impairment losses	(13)	(2)	–	–	(15)
Net carrying amount	10,607	25	–	–	10,632

Loans and advances to customers
At 1 January 2022	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820
Exchange and other adjustments[1]	(393)	15	(23)	12	(389)	2	–	39	65	106
Transfers to Stage 1	8,330	(8,257)	(73)		–	176	(167)	(9)		–
Transfers to Stage 2	(35,046)	35,448	(402)		–	(66)	135	(69)		–
Transfers to Stage 3	(1,250)	(2,528)	3,778		–	(8)	(158)	166		–
Impact of transfers between stages	(27,966)	24,663	3,303		–	(120)	701	268		849
						(18)	511	356		849
Other changes in credit quality						(311)	74	665	78	506
Additions and repayments	9,314	1,555	(1,337)	(1,354)	8,178	110	98	(91)	(58)	59
Methodology and model changes						2	11	(47)	(29)	(63)
(Credit) charge to the income statement						(217)	694	883	(9)	1,351
Advances written off			(928)	(13)	(941)			(928)	(13)	(941)
Recoveries of advances written off in previous years			182	–	182			182	–	182
At 31 December 2022	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518
Allowance for impairment losses	(700)	(1,808)	(1,757)	(253)	(4,518)
Net carrying amount	380,291	59,356	5,883	9,369	454,899
Drawn ECL coverage[2] (%)	0.2	3.0	23.0	2.6	1.0

Reverse repurchase agreements
At 31 December 2022	44,865	–	–	–	44,865
Allowance for impairment losses	–	–	–	–	–
Net carrying amount	44,865	–	–	–	44,865
1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Debt securities
At 1 January 2022	6,827	9	2	–	6,838	1	–	2	–	3
Exchange and other adjustments	408	–	(1)	–	407	–	–	(1)	–	(1)
Transfers to Stage 1	9	(9)	–		–	–	–	–		–
Impact of transfers between stages	9	(9)	–		–	–	–	–		–
						–	–	–		–
Other changes in credit quality						3	–	–	–	3
Additions and repayments	2,690	–	–	–	2,690	4	–	–	–	4
Charge to the income statement						7	–	–	–	7
At 31 December 2022	9,934	–	1	–	9,935	8	–	1	–	9
Allowance for impairment losses	(8)	–	(1)	–	(9)
Net carrying amount	9,926	–	–	–	9,926
Total financial assets at amortised cost	445,689	59,381	5,883	9,369	520,322
The total allowance for impairment losses includes £92 million (2021: £95 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.
Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Retail – UK mortgages
At 1 January 2022	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Exchange and other adjustments[1]	–	–	–	12	12	–	–	28	65	93
Transfers to Stage 1	5,107	(5,096)	(11)		–	28	(27)	(1)		–
Transfers to Stage 2	(26,043)	26,204	(161)		–	(14)	25	(11)		–
Transfers to Stage 3	(444)	(1,793)	2,237		–	–	(63)	63		–
Impact of transfers between stages	(21,380)	19,315	2,065		–	(25)	254	98		327
						(11)	189	149		327
Other changes in credit quality						36	(9)	54	78	159
Additions and repayments	5,268	670	(585)	(1,354)	3,999	18	(10)	(45)	(58)	(95)
Methodology and model changes						–	(12)	(55)	(29)	(96)
Charge (credit) to the income statement						43	158	103	(9)	295
Advances written off			(28)	(13)	(41)			(28)	(13)	(41)
Recoveries of advances written off in previous years			24	–	24			24	–	24
At 31 December 2022	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
Allowance for impairment losses	(91)	(552)	(311)	(253)	(1,207)
Net carrying amount	257,426	41,231	3,105	9,369	311,131
Drawn ECL coverage[2] (%)	–	1.3	9.1	2.6	0.4
1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued
Movements in Retail credit cards were as follows:

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Retail – credit cards
At 1 January 2022	11,918	2,077	292	14,287	96	218	128	442
Exchange and other adjustments	(13)	(2)	–	(15)	4	2	(16)	(10)
Transfers to Stage 1	569	(566)	(3)	–	48	(47)	(1)	–
Transfers to Stage 2	(1,319)	1,358	(39)	–	(16)	36	(20)	–
Transfers to Stage 3	(184)	(191)	375	–	(3)	(43)	46	–
Impact of transfers between stages	(934)	601	333	–	(26)	185	73	232
					3	131	98	232
Other changes in credit quality					15	22	227	264
Additions and repayments	445	611	(14)	1,042	(1)	33	(5)	27
Methodology and model changes					3	27	3	33
Charge to the income statement					20	213	323	556
Advances written off			(413)	(413)			(413)	(413)
Recoveries of advances written off in previous years			91	91			91	91
At 31 December 2022	11,416	3,287	289	14,992	120	433	113	666
Allowance for impairment losses	(120)	(433)	(113)	(666)
Net carrying amount	11,296	2,854	176	14,326
Drawn ECL coverage[1] (%)	1.1	13.2	39.1	4.4
1    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
Movements in Commercial Banking lending were as follows:

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Commercial Banking
At 1 January 2022	82,719	7,530	3,563	93,812	125	260	956	1,341
Exchange and other adjustments	748	6	(20)	734	4	(2)	41	43
Transfers to Stage 1	1,723	(1,676)	(47)	–	55	(55)	–	–
Transfers to Stage 2	(5,807)	5,950	(143)	–	(11)	19	(8)	–
Transfers to Stage 3	(404)	(326)	730	–	(2)	(14)	16	–
Impact of transfers between stages	(4,488)	3,948	540	–	(44)	131	7	94
					(2)	81	15	94
Other changes in credit quality					35	36	192	263
Additions and repayments	1,530	9	(587)	952	59	57	(9)	107
Methodology and model changes					(7)	(18)	–	(25)
Charge to the income statement					85	156	198	439
Advances written off			(127)	(127)			(127)	(127)
Recoveries of advances written off in previous years			2	2			2	2
At 31 December 2022	80,509	11,493	3,371	95,373	214	414	1,070	1,698
Allowance for impairment losses	(214)	(414)	(1,070)	(1,698)
Net carrying amount	80,295	11,079	2,301	93,675
Drawn ECL coverage[1] (%)	0.3	3.6	31.7	1.8
1    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued
Movements in the allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Undrawn balances
At 1 January 2022	109	86	5	–	200
Exchange and other adjustments	1	–	–	–	1
Transfers to Stage 1	19	(19)	–		–
Transfers to Stage 2	(9)	10	(1)		–
Transfers to Stage 3	(1)	(2)	3		–
Impact of transfers between stages	(15)	81	(1)		65
	(6)	70	1		65
Other items taken to the income statement	30	29	(2)	–	57
Charge (credit) to the income statement	24	99	(1)	–	122
At 31 December 2022	134	185	4	–	323
The Group’s total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:
Loans and advances to banks	13	2	–	–	15
UK mortgages	91	552	311	253	1,207
Credit cards	120	433	113	–	666
Other	275	409	259	–	943
Retail	486	1,394	683	253	2,816
Commercial Banking	214	414	1,070	–	1,698
Other	–	–	4	–	4
Loans and advances to customers	700	1,808	1,757	253	4,518
Debt securities	8	–	1	–	9
Financial assets at amortised cost	721	1,810	1,758	253	4,542
Other assets	–	–	38	–	38
Provisions in relation to loan commitments and financial guarantees	134	185	4	–	323
Total	855	1,995	1,800	253	4,903
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	9	–	–	–	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued
Year ended 31 December 2021

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Loans and advances to banks
At 1 January 2021	8,066	–	–	–	8,066	6	–	–	–	6
Exchange and other adjustments	(11)	–	–	–	(11)	–	–	–	–	–
Other changes in credit quality						(5)	–	–	–	(5)
Additions and repayments	(1,053)	–	–	–	(1,053)	–	–	–	–	–
Credit to the income statement						(5)	–	–	–	(5)
At 31 December 2021	7,002	–	–	–	7,002	1	–	–	–	1
Allowance for impairment losses	(1)	–	–	–	(1)
Net carrying amount	7,001	–	–	–	7,001

Loans and advances to customers
At 1 January 2021	375,300	51,659	6,490	12,511	445,960	1,372	2,145	1,982	261	5,760
Exchange and other adjustments[1]	(2,686)	(39)	(81)	68	(2,738)	(3)	(6)	(1)	121	111
Transfers to Stage 1	18,705	(18,665)	(40)		–	564	(553)	(11)		–
Transfers to Stage 2	(12,009)	12,724	(715)		–	(48)	155	(107)		–
Transfers to Stage 3	(872)	(1,822)	2,694		–	(13)	(220)	233		–
Impact of transfers between stages	5,824	(7,763)	1,939		–	(428)	195	221		(12)
						75	(423)	336		(12)
Other changes in credit quality						(245)	(271)	255	(48)	(309)
Additions and repayments	21,598	(8,926)	(1,007)	(1,565)	10,100	(221)	(346)	(99)	(87)	(753)
Methodology and model changes						(63)	15	6	–	(42)
(Credit) charge to the income statement						(454)	(1,025)	498	(135)	(1,116)
Advances written off			(1,058)	(37)	(1,095)			(1,058)	(37)	(1,095)
Recoveries of advances written off in previous years			160	–	160			160	–	160
At 31 December 2021	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820
Allowance for impairment losses	(915)	(1,114)	(1,581)	(210)	(3,820)
Net carrying amount	399,121	33,817	4,862	10,767	448,567
Drawn ECL coverage[2] (%)	0.2	3.2	24.5	1.9	0.8

Reverse repurchase agreements
At 31 December 2021	54,753	–	–	–	54,753
Allowance for impairment losses	–	–	–	–	–
Net carrying amount	54,753	–	–	–	54,753
1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Debt securities
At 1 January 2021	5,406	–	2	–	5,408	1	–	2	–	3
Exchange and other adjustments	(20)	–	–	–	(20)	–	–	–	–	–
Transfers to Stage 2	(6)	6	–		–	–	–	–		–
Impact of transfers between stages	(6)	6	–		–	–	–	–		–
						–	–	–		–
Additions and repayments	1,447	3	–	–	1,450	–	–	–	–	–
Charge to the income statement						–	–	–	–	–
At 31 December 2021	6,827	9	2	–	6,838	1	–	2	–	3
Allowance for impairment losses	(1)	–	(2)	–	(3)
Net carrying amount	6,826	9	–	–	6,835
Total financial assets at amortised cost	467,701	33,826	4,862	10,767	517,156
Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Retail – UK mortgages
At 1 January 2021	251,418	29,018	1,859	12,511	294,806	104	468	191	261	1,024
Exchange and other adjustments[1]	–	–	–	68	68	–	–	18	121	139
Transfers to Stage 1	10,109	(10,105)	(4)		–	66	(66)	–		–
Transfers to Stage 2	(6,930)	7,425	(495)		–	(5)	37	(32)		–
Transfers to Stage 3	(147)	(942)	1,089		–	–	(35)	35		–
Impact of transfers between stages	3,032	(3,622)	590		–	(58)	84	48		74
						3	20	51		74
Other changes in credit quality						(14)	(32)	(30)	(48)	(124)
Additions and repayments	19,179	(3,598)	(490)	(1,565)	13,526	8	(52)	(33)	(87)	(164)
Methodology and model changes						(53)	(10)	6	–	(57)
Credit to the income statement						(56)	(74)	(6)	(135)	(271)
Advances written off			(28)	(37)	(65)			(28)	(37)	(65)
Recoveries of advances written off in previous years			9	–	9			9	–	9
At 31 December 2021	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Allowance for impairment losses	(48)	(394)	(184)	(210)	(836)
Net carrying amount	273,581	21,404	1,756	10,767	307,508
Drawn ECL coverage[2] (%)	–	1.8	9.5	1.9	0.3
1    Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.
2    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued
Movements in Retail credit cards were as follows:

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Retail – credit cards
At 1 January 2021	11,301	3,273	340	14,914	155	458	153	766
Exchange and other adjustments	(29)	(7)	(1)	(37)	7	13	(13)	7
Transfers to Stage 1	1,610	(1,605)	(5)	–	190	(188)	(2)	–
Transfers to Stage 2	(513)	558	(45)	–	(10)	34	(24)	–
Transfers to Stage 3	(137)	(259)	396	–	(4)	(77)	81	–
Impact of transfers between stages	960	(1,306)	346	–	(115)	46	71	2
					61	(185)	126	2
Other changes in credit quality					(65)	(50)	230	115
Additions and repayments	(314)	117	(35)	(232)	(62)	(18)	(10)	(90)
Methodology and model changes					–	–	–	–
(Credit) charge to the income statement					(66)	(253)	346	27
Advances written off			(444)	(444)			(444)	(444)
Recoveries of advances written off in previous years			86	86			86	86
At 31 December 2021	11,918	2,077	292	14,287	96	218	128	442
Allowance for impairment losses	(96)	(218)	(128)	(442)
Net carrying amount	11,822	1,859	164	13,845
Drawn ECL coverage[1] (%)	0.8	10.5	43.8	3.1
1    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
Movements in Commercial Banking lending were as follows:

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Commercial Banking
At 1 January 2021	78,868	15,058	3,576	97,502	299	733	1,290	2,322
Exchange and other adjustments	151	(1)	(77)	73	(3)	(5)	18	10
Transfers to Stage 1	5,744	(5,729)	(15)	–	192	(191)	(1)	–
Transfers to Stage 2	(3,146)	3,273	(127)	–	(19)	48	(29)	–
Transfers to Stage 3	(335)	(284)	619	–	(2)	(29)	31	–
Impact of transfers between stages	2,263	(2,740)	477	–	(176)	40	6	(130)
					(5)	(132)	7	(130)
Other changes in credit quality					(101)	(133)	(159)	(393)
Additions and repayments	1,437	(4,787)	(215)	(3,565)	(65)	(203)	(2)	(270)
Methodology and model changes					–	–	–	–
Credit to the income statement					(171)	(468)	(154)	(793)
Advances written off			(200)	(200)			(200)	(200)
Recoveries of advances written off in previous years			2	2			2	2
At 31 December 2021	82,719	7,530	3,563	93,812	125	260	956	1,341
Allowance for impairment losses	(125)	(260)	(956)	(1,341)
Net carrying amount	82,594	7,270	2,607	92,471
Drawn ECL coverage[1] (%)	0.2	3.5	26.8	1.4
1    Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 18: FINANCIAL ASSETS AT AMORTISED COST continued
Movements in the allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Undrawn balances
At 1 January 2021	212	234	13	–	459
Exchange and other adjustments	(1)	(2)	1	–	(2)
Transfers to Stage 1	78	(78)	–		–
Transfers to Stage 2	(8)	8	–		–
Transfers to Stage 3	(1)	(6)	7		–
Impact of transfers between stages	(69)	18	(4)		(55)
	–	(58)	3		(55)
Other items taken to the income statement	(102)	(88)	(12)	–	(202)
Credit to the income statement	(102)	(146)	(9)	–	(257)
At 31 December 2021	109	86	5	–	200
The Group’s total impairment allowances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
In respect of:
Loans and advances to banks	1	–	–	–	1
UK mortgages	48	394	184	210	836
Credit cards	96	218	128	–	442
Other	246	242	307	–	795
Retail	390	854	619	210	2,073
Commercial Banking	125	260	956	–	1,341
Other	400	–	6	–	406
Loans and advances to customers	915	1,114	1,581	210	3,820
Debt securities	1	–	2	–	3
Financial assets at amortised cost	917	1,114	1,583	210	3,824
Other assets	–	–	18	–	18
Provisions in relation to loan commitments and financial guarantees	109	86	5	–	200
Total	1,026	1,200	1,606	210	4,042
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	–	–	–	3
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 19: ALLOWANCE FOR EXPECTED CREDIT LOSSES
The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees, which are set out in note 18, under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below:
Definition of default
The probability of default (PD) of an exposure, both over a 12-month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The definition of default adopted by the Group is described in note 2(H) Impairment of financial assets. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due which the Group now uses for all its products following changes to the definition of default for UK mortgages on 1 January 2022. In addition, other indicators of mortgage default were added including end-of-term payments on past due interest-only accounts and loans considered non-performing due to recent arrears or forbearance, aligning the definition of Stage 3 credit-impaired for IFRS 9 to the CRD IV prudential regulatory definition of default. This change in definition of default contributes to the £1.5 billion increase in Stage 3 UK mortgages during the period.
Lifetime of an exposure
A range of approaches, segmented by product type, has been adopted by the Group to estimate a product’s expected life. These include using the full contractual life and taking into account behavioural factors such as early repayments, extensions and refinancing. For non-revolving retail assets, the Group has assumed the expected life for each product to be the time taken for all significant losses to be observed. For revolving retail products, the Group has considered the losses beyond the contractual term over which the Group is exposed to credit risk. For commercial overdraft facilities, the average behavioural life has been used. Changes to the assumed expected lives of the Group’s assets could impact the ECL allowance recognised by the Group. The assessment of SICR and corresponding lifetime loss, and the PD, of a financial asset designated as Stage 2, or Stage 3, is dependent on its expected life.
Significant increase in credit risk
Performing assets are classified as either Stage 1 or Stage 2. An ECL allowance equivalent to 12 months’ expected losses is established against assets in Stage 1; assets classified as Stage 2 carry an ECL allowance equivalent to lifetime expected losses. Assets are transferred from Stage 1 to Stage 2 when there has been a significant increase in credit risk (SICR) since initial recognition. Credit-impaired assets are transferred to Stage 3 with a lifetime expected losses allowance. The Group uses both quantitative and qualitative indicators to determine whether there has been a SICR for an asset. For Retail, the following tables set out the retail master scale (RMS) grade triggers which result in a SICR for financial assets and the PD boundaries for each RMS grade.
SICR triggers for key Retail portfolios

Origination grade	1	2	3	4	5	6	7
Mortgages SICR grade	5	5	6	7	8	9	10
Credit cards, loans and overdrafts SICR grade	4	5	6	7	8	9	10

RMS grade	1	2	3	4	5	6	7	8	9	10	11	12	13	14
PD boundary %[1]	0.10	0.40	0.80	1.20	2.50	4.50	7.50	10.00	14.00	20.00	30.00	45.00	99.99	100.00
1    Probability-weighted annualised lifetime probability of default.
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
All financial assets are assumed to have suffered a SICR if they are more than 30 days past due; credit cards, loans and overdrafts financial assets are also assumed to have suffered a SICR if they are in arrears on three or more separate occasions in a rolling 12-month period. Financial assets are classified as credit-impaired if they are 90 days past due.
A Stage 3 asset that is no longer credit-impaired is transferred back to Stage 2 as no cure period is applied to Stage 3. UK mortgages is an exception to this rule where a probation period is enforced for non-performing, forborne and defaulted exposures in accordance with prudential regulation. If an exposure that is classified as Stage 2 no longer meets the SICR criteria, which in some cases capture customer behaviour in previous periods, it is moved back to Stage 1.
The setting of precise trigger points combined with risk indicators requires judgement. The use of different trigger points may have a material impact upon the size of the ECL allowance. The Group monitors the effectiveness of SICR criteria on an ongoing basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 19: ALLOWANCE FOR EXPECTED CREDIT LOSSES continued
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
The base case scenario is central to a range of future economic scenarios generated by simulation of an economic model, for which the same conditioning assumptions apply as in the base case scenario. These scenarios are ranked by using estimated relationships with industry-wide historical loss data. With the base case already pre-defined, three other scenarios are identified as averages of constituent scenarios located around the 15th, 75th and 95th percentiles of the distribution. The full distribution is therefore summarised by a practical number of scenarios to run through ECL models representing an upside, the base case, and a downside scenario weighted at 30 per cent each, together with a severe downside scenario weighted at 10 per cent. The scenario weights represent the distribution of economic scenarios and not subjective views on likelihood. The inclusion of a severe downside scenario with a smaller weighting ensures that the non-linearity of losses in the tail of the distribution is adequately captured. Macroeconomic projections may employ reversionary techniques to adjust the paths of economic drivers towards long-run equilibria after a reasonable forecast horizon. The Group does not use such techniques to force the MES scenarios to revert to the base case planning view. Utilising such techniques would be expected to be immaterial for expected credit losses since loss sensitivity is highest over the initial five years of the projections. Most assets are expected to have matured, or reached the end of their behavioural life before the five-year horizon.
A forum under the chairmanship of the Chief Economist meets at least quarterly to review and, if appropriate, recommend changes to the method by which economic scenarios are generated, for approval by the Chief Financial Officer and Chief Risk Officer. In June 2022, the Group judged it appropriate to include an adjusted severe downside scenario to incorporate a high CPI inflation and UK Bank Rate profiles and to adopt this adjusted severe downside scenario to calculate the Group's ECL. This is because the historic macroeconomic and loan loss data upon which the scenario model is calibrated imply an association of downside economic outcomes with easier monetary policy, and therefore low interest rates. The adjustment is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern. The Group has continued to include a non-modelled severe downside scenario for Group ECL calculations for 31 December 2022 reporting.
Base case and MES economic assumptions
The Group’s base case economic scenario has been revised in light of the ongoing war in Ukraine, reversals in UK fiscal policy, and a continuing global shift towards a more restrictive monetary policy stance against a backdrop of elevated inflation pressures. The Group’s updated base case scenario has three conditioning assumptions: first, the war in Ukraine remains ‘local’, i.e. without overtly involving neighbouring countries, NATO or China; second, the UK labour market participation rate remains below pre-pandemic levels, impeding the economy’s supply capacity; and third, the Bank of England accommodates above-target inflation in the medium term, recognising the economic costs that might arise from a rapid return to the two per cent target.
Based on these assumptions and incorporating the economic data published in the fourth quarter, the Group’s base case scenario is for a contraction in economic activity and a rise in the unemployment rate alongside declines in residential and commercial property prices, following increases in UK Bank Rate in response to persistent inflationary pressures. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group has accommodated the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the fourth quarter of 2022, for which actuals may have since emerged prior to publication.
Scenarios by year
The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.
Annual assumptions
Gross domestic product (GDP) and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.
Five-year average
The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as of 31 December 2022 covers the five years 2022 to 2026. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.
Five-year start to peak and trough
The peak or trough for any metric may occur intra year and therefore not be identifiable from the annual assumptions, therefore they are also disclosed. For GDP, house price growth and commercial real estate price growth, the peak, or trough, reflects the highest, or lowest cumulative quarterly position reached relative to the start of the five-year period, which as of 31 December 2022 is 1 January 2022. Given these metrics may exhibit increases followed by greater falls, the start to trough movements quoted may be smaller than the equivalent ‘peak to trough’ movement (and vice versa for start to peak). Unemployment, UK Bank Rate and CPI Inflation reflect the highest, or lowest, quarterly level reached in the five-year period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 19: ALLOWANCE FOR EXPECTED CREDIT LOSSES continued

At 31 December 2022	2022%	2023%	2024%	2025%	2026%	2022 to 2026 average %	Start to peak[1] %	Start to trough[1] %
Upside
Gross domestic product	4.1	0.1	1.1	1.7	2.1	1.8	6.5	0.4
Unemployment rate	3.5	2.8	3.0	3.3	3.4	3.2	3.8	2.8
House price growth	2.4	(2.8)	6.5	9.0	8.0	4.5	24.8	(1.1)
Commercial real estate price growth	(9.4)	8.5	3.5	2.6	2.3	1.3	7.2	(9.4)
UK Bank Rate	1.94	4.95	4.98	4.63	4.58	4.22	5.39	0.75
CPI inflation	9.0	8.3	4.2	3.3	3.0	5.5	10.7	2.9
Base case
Gross domestic product	4.0	(1.2)	0.5	1.6	2.1	1.4	4.3	(1.1)
Unemployment rate	3.7	4.5	5.1	5.3	5.1	4.8	5.3	3.6
House price growth	2.0	(6.9)	(1.2)	2.9	4.4	0.2	6.4	(6.3)
Commercial real estate price growth	(11.8)	(3.3)	0.9	2.8	3.1	(1.8)	7.2	(14.8)
UK Bank Rate	1.94	4.00	3.38	3.00	3.00	3.06	4.00	0.75
CPI inflation	9.0	8.3	3.7	2.3	1.7	5.0	10.7	1.6
Downside
Gross domestic product	3.9	(3.0)	(0.5)	1.4	2.1	0.8	1.2	(3.6)
Unemployment rate	3.8	6.3	7.5	7.6	7.2	6.5	7.7	3.6
House price growth	1.6	(11.1)	(9.8)	(5.6)	(1.5)	(5.4)	6.4	(24.3)
Commercial real estate price growth	(13.9)	(15.0)	(3.7)	0.4	1.4	(6.4)	7.2	(29.6)
UK Bank Rate	1.94	2.93	1.39	0.98	1.04	1.65	3.62	0.75
CPI inflation	9.0	8.2	3.3	1.3	0.3	4.4	10.7	0.2
Severe downside
Gross domestic product	3.7	(5.2)	(1.0)	1.3	2.1	0.1	0.7	(6.4)
Unemployment rate	4.1	9.0	10.7	10.4	9.7	8.8	10.7	3.6
House price growth	1.1	(14.8)	(18.0)	(11.5)	(4.2)	(9.8)	6.4	(40.1)
Commercial real estate price growth	(17.3)	(28.8)	(9.9)	(1.3)	3.2	(11.6)	7.2	(47.8)
UK Bank Rate – modelled	1.94	1.41	0.20	0.13	0.14	0.76	3.50	0.12
UK Bank Rate – adjusted[2]	2.44	7.00	4.88	3.31	3.25	4.18	7.00	0.75
CPI inflation – modelled	9.0	8.2	2.6	(0.1)	(1.6)	3.6	10.7	(1.7)
CPI inflation – adjusted[2]	9.7	14.3	9.0	4.1	1.6	7.7	14.8	1.5
Probability-weighted
Gross domestic product	4.0	(1.8)	0.2	1.5	2.1	1.2	3.4	(1.8)
Unemployment rate	3.7	5.0	5.8	5.9	5.7	5.2	5.9	3.6
House price growth	1.9	(7.7)	(3.2)	0.7	2.9	(1.2)	6.4	(9.5)
Commercial real estate price growth	(12.3)	(5.8)	(0.8)	1.6	2.3	(3.1)	7.2	(18.6)
UK Bank Rate – modelled	1.94	3.70	2.94	2.59	2.60	2.76	3.89	0.75
UK Bank Rate – adjusted[2]	1.99	4.26	3.41	2.91	2.91	3.10	4.31	0.75
CPI inflation – modelled	9.0	8.3	3.6	2.1	1.4	4.9	10.7	1.3
CPI inflation – adjusted[2]	9.1	8.9	4.3	2.5	1.7	5.3	11.0	1.6
1    Since the level of property prices peaked during 2022, peak to trough declines for house price growth and commercial real estate price growth are larger than the start to trough declines over the period shown.
2    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern.

Base case scenario by quarter[1] At 31 December 2022	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%
Gross domestic product	0.6	0.1	(0.3)	(0.4)	(0.4)	(0.4)	(0.2)	(0.1)
Unemployment rate	3.7	3.8	3.6	3.7	4.0	4.4	4.7	4.9
House price growth	11.1	12.5	9.8	2.0	(3.0)	(8.4)	(9.8)	(6.9)
Commercial real estate price growth	18.0	18.0	8.4	(11.8)	(16.9)	(19.8)	(15.9)	(3.3)
UK Bank Rate	0.75	1.25	2.25	3.50	4.00	4.00	4.00	4.00
CPI inflation	6.2	9.2	10.0	10.7	10.0	8.9	8.0	6.1
1    Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 19: ALLOWANCE FOR EXPECTED CREDIT LOSSES continued

At 31 December 2021	2021%	2022%	2023%	2024%	2025%	2021 to 2025 average %	Start to peak %	Start to trough %
Upside
Gross domestic product	7.1	4.0	1.4	1.3	1.4	3.0	12.6	(1.3)
Unemployment rate	4.4	3.3	3.4	3.5	3.7	3.7	4.9	3.2
House price growth	10.1	2.6	4.9	4.7	3.6	5.1	28.5	1.2
Commercial real estate price growth	12.4	5.8	0.7	1.0	(0.6)	3.7	20.9	0.8
UK Bank Rate	0.14	1.44	1.74	1.82	2.03	1.43	2.04	0.10
CPI inflation[1]	2.6	5.9	3.3	2.6	3.3	3.5	6.5	0.6
Base case
Gross domestic product	7.1	3.7	1.5	1.3	1.3	2.9	12.3	(1.3)
Unemployment rate	4.5	4.3	4.4	4.4	4.5	4.4	4.9	4.3
House price growth	9.8	0.0	0.0	0.5	0.7	2.1	11.0	1.2
Commercial real estate price growth	10.2	(2.2)	(1.9)	0.1	0.6	1.2	10.2	0.8
UK Bank Rate	0.14	0.81	1.00	1.06	1.25	0.85	1.25	0.10
CPI inflation[1]	2.6	5.9	3.0	1.6	2.0	3.0	6.5	0.6
Downside
Gross domestic product	7.1	3.4	1.3	1.1	1.2	2.8	11.4	(1.3)
Unemployment rate	4.7	5.6	5.9	5.8	5.7	5.6	6.0	4.3
House price growth	9.2	(4.9)	(7.8)	(6.6)	(4.7)	(3.1)	9.2	(14.8)
Commercial real estate price growth	8.6	(10.1)	(7.0)	(3.4)	(0.3)	(2.6)	8.6	(12.8)
UK Bank Rate	0.14	0.45	0.52	0.55	0.69	0.47	0.71	0.10
CPI inflation[1]	2.6	5.8	2.8	1.3	1.6	2.8	6.4	0.6
Severe downside
Gross domestic product	6.8	0.9	0.4	1.0	1.4	2.1	7.6	(1.3)
Unemployment rate	4.9	7.7	8.5	8.1	7.6	7.3	8.5	4.3
House price growth	9.1	(7.3)	(13.9)	(12.5)	(8.4)	(6.9)	9.1	(30.2)
Commercial real estate price growth	5.8	(19.6)	(12.1)	(5.3)	(0.5)	(6.8)	6.9	(30.0)
UK Bank Rate	0.14	0.04	0.06	0.08	0.09	0.08	0.25	0.02
CPI inflation[1]	2.6	5.8	2.3	0.5	0.9	2.4	6.5	0.4
Probability-weighted
Gross domestic product	7.0	3.4	1.3	1.2	1.3	2.8	11.6	(1.3)
Unemployment rate	4.6	4.7	5.0	5.0	4.9	4.8	5.0	4.3
House price growth	9.6	(1.4)	(2.3)	(1.7)	(1.0)	0.6	9.6	1.2
Commercial real estate price growth	9.9	(3.9)	(3.7)	(1.2)	(0.1)	0.1	9.9	(0.3)
UK Bank Rate	0.14	0.82	0.99	1.04	1.20	0.83	1.20	0.10
CPI inflation[1]	2.6	5.9	2.9	1.7	2.2	3.1	6.5	0.6
1    For 31 December 2021 scenarios, CPI numbers were translations of modelled Retail Price Index excluding mortgage interest payments (RPIX) estimates.

Base case scenario by quarter[1] At 31 December 2021	First quarter 2021%	Second quarter 2021%	Third quarter 2021%	Fourth quarter 2021%	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%
Gross domestic product	(1.3)	5.4	1.1	0.4	0.1	1.5	0.5	0.3
Unemployment rate	4.9	4.7	4.3	4.3	4.4	4.3	4.3	4.3
House price growth	6.5	8.7	7.4	9.8	8.4	6.1	3.2	0.0
Commercial real estate price growth	(2.9)	3.4	7.5	10.2	8.4	5.2	0.9	(2.2)
UK Bank Rate	0.10	0.10	0.10	0.25	0.50	0.75	1.00	1.00
CPI inflation	0.6	2.1	2.8	4.9	5.3	6.5	6.3	5.3
1    Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 19: ALLOWANCE FOR EXPECTED CREDIT LOSSES continued
ECL sensitivity to economic assumptions
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is typically held constant reflecting the basis on which they are evaluated. For 31 December 2022, however, post-model adjustments in Commercial Banking have been apportioned across the scenarios to better reflect the sensitivity of these adjustments to each scenario. Judgements applied through changes to model inputs are reflected in the scenario ECL sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £692 million compared to £223 million at 31 December 2021.

	At 31 December 2022					At 31 December 2021[1]
	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	1,209	514	790	1,434	3,874	837	637	723	967	1,386
Credit cards	763	596	727	828	1,180	521	442	500	569	672
Other Retail	1,016	907	992	1,056	1,290	825	760	811	863	950
Commercial Banking	1,869	1,459	1,656	2,027	3,261	1,433	1,295	1,358	1,505	1,859
Other	46	46	46	47	47	426	426	427	426	424
ECL allowance	4,903	3,522	4,211	5,392	9,652	4,042	3,560	3,819	4,330	5,291
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios, with staging of assets based on each specific scenario probability of default. ECL applied through individual assessments and the majority of post-model adjustments are reported flat against each economic scenario, reflecting the basis on which they are evaluated. A probability-weighted scenario is not shown as this does not reflect the basis on which ECL is reported. Comparing the probability-weighted ECL in the table above to the base case ECL with base case scenario specific staging, as shown in the table below, results in an uplift of £820 million compared to £230 million at 31 December 2021.

	At 31 December 2022				At 31 December 2021[1]
	Upside £m	Base case £m	Downside £m	Severe downside £m	Upside £m	Base case £m	Downside £m	Severe downside £m
UK mortgages	469	734	1,344	7,848	636	722	973	1,448
Credit cards	563	719	842	1,320	434	500	583	707
Other Retail	886	984	1,059	1,449	754	808	867	972
Commercial Banking	1,425	1,600	2,142	5,190	1,290	1,357	1,518	2,116
Other	46	46	47	47	425	425	425	425
ECL allowance	3,389	4,083	5,434	15,854	3,539	3,812	4,366	5,668
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
The table below shows the percentage of assets that would be recorded in Stage 2 for the upside, base case, downside and severe downside scenarios, if stage allocation was based on each specific scenario.

	At 31 December 2022				At 31 December 2021[1]
	Upside %	Base case %	Downside %	Severe downside %	Upside %	Base case %	Downside %	Severe downside %
UK mortgages	8.5	11.3	12.7	59.9	6.6	6.8	7.9	10.1
Credit cards	16.2	20.8	24.0	37.7	11.9	13.7	16.4	20.0
Other Retail	9.1	10.7	12.1	21.7	9.3	9.6	10.5	13.0
Commercial Banking	6.1	6.9	17.2	49.9	7.5	7.7	9.3	20.1
Percentage of assets in Stage 2	8.2	10.5	14.2	55.1	6.5	6.6	7.7	11.6
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 19: ALLOWANCE FOR EXPECTED CREDIT LOSSES continued
The impact of changes in the UK unemployment rate and House Price Index (HPI) have been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged and is assessed through the direct impact on modelled ECL only, including management judgements applied through changes to model inputs. The change in univariate ECL sensitivity in the period is a result of the change in definition of default and associated model changes, and the deterioration in the base case on which the assessment has been performed.
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

	At 31 December 2022		At 31 December 2021[1]
	1pp increase in unemployment £m	1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m
UK mortgages	26	(21)	23	(18)
Credit cards	41	(41)	20	(20)
Other Retail	25	(25)	12	(12)
Commercial Banking	100	(91)	52	(45)
ECL impact	192	(178)	107	(95)
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
The table below shows the impact on the Group’s ECL in respect of UK mortgages of an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 31 December 2022		At 31 December 2021
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI
ECL impact, £m	(225)	370	(112)	162
Individual assessments
Stage 3 ECL in Commercial Banking is largely assessed on an individual basis using bespoke assessment of loss for each specific client. These assessments are carried out by the Business Support Unit based on detailed reviews and expected recovery strategies. While these assessments are based on the Group’s latest economic view, the use of Group-wide multiple economic scenarios and weightings is not considered appropriate for these cases due to their individual characteristics. In place of this, a range of case-specific outcomes are considered with any alternative better or worse outcomes that carry a 25 per cent likelihood taken into account in establishing a probability-weighted ECL. At 31 December 2022, individually assessed provisions for Commercial Banking were £1,008 million (2021: £905 million) which reflected a range of £908 million to £1,140 million (2021: £741 million to £1,024 million), based on the range of alternative outcomes considered.
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s model risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments. Post-model adjustments are not typically calculated under each distinct economic scenario used to generate ECL, but on final modelled ECL. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria identified.
The coronavirus pandemic and the various support measures resulted in an economic environment which differed significantly from the historical economic conditions upon which the impairment models had been built. As a result there was a greater need for management judgements to be applied alongside the use of models at 31 December 2021. During 2022 the direct impact of the pandemic on both economic and credit performance has reduced, resulting in the release of all material judgements required specifically to capture COVID-19 risks. Conversely, the intensifying inflationary pressures alongside rising interest rates within the Group’s outlook have created further risks not deemed to be fully captured by ECL models. This has required judgements to be added to capture affordability risks from inflationary and rising interest rate pressures. At 31 December 2022 management judgement resulted in additional ECL allowances totalling £330 million (2021: £1,284 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 19: ALLOWANCE FOR EXPECTED CREDIT LOSSES continued
The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

	Modelled ECL £m	Individually assessed £m	Judgements due to:			Total ECL £m
			COVID-19[1] £m	Inflationary risk £m	Other £m
At 31 December 2022
UK mortgages	946	–	–	49	214	1,209
Credit cards	698	–	–	93	(28)	763
Other Retail	903	–	1	53	59	1,016
Commercial Banking	972	1,008	–	–	(111)	1,869
Other	46	–	–	–	–	46
Total	3,565	1,008	1	195	134	4,903
At 31 December 2021
UK mortgages	292	–	67	52	426	837
Credit cards	436	–	94	–	(9)	521
Other Retail[2]	757	–	18	–	50	825
Commercial Banking[2]	342	905	200	–	(14)	1,433
Other[2]	26	–	400	–	–	426
Total	1,853	905	779	52	453	4,042
1    Judgements introduced to address the impact that COVID-19 and resulting interventions have had on the Group’s economic outlook and observed loss experience, which have required additional model limitations to be addressed.
2    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
Judgements due to COVID-19
In 2021 the Group’s ECL allowance included amounts arising from the application of management judgement to address the impact of COVID-19. These adjustments principally comprised of:
•UK mortgages: £52 million to allow for an increase in the time assumed between default and repossession as a result of the Group temporarily suspending the repossession of properties to support customers during the pandemic;
•Credit Cards, Other Retail and Business Banking: £134 million in relation to adjustments made for government support and subdued levels of consumer spending which were judged to have contributed to the reduced flow of accounts into default and to improved average credit scores across portfolios;
•Commercial Banking: £89 million in respect of adjustments to model inputs related to a reduction in the observed rate of UK corporate insolvencies. As anticipated, the rate of recoveries returned to pre-pandemic levels towards the end of 2021 and, with model outputs based on 12 months observed insolvency data, management believed the historically low levels of insolvencies seen during early 2021 did not reflect the underlying credit risk;
•Commercial Banking: £80 million additional judgement in sectors which were considered to face an elevated risk due to COVID-driven restrictions, inflation and interest rate pressures; and
•A £400 million adjustment in respect of the risk to the base case economic scenario conditioning assumptions The base case represents the Group’s most likely view, however management believed that in the context of the pandemic, the possibility that the conditioning assumptions were invalidated was firmly to the downside. In particular, the possibility that a future virus mutation had vaccine resistance leading to serious social and economic disruption. Such a possibility was outside of the Group’s methodology because it would invalidate one of the key assumptions behind the base case forecast. As such an adjustment was made to increase the Group's ECL allowances to reflect the increased downside risk and the potential for the severity of losses to stretch beyond the Group's severe scenario. As the adjustment was calculated centrally it was not allocated to specific portfolios. It was therefore allocated against Stage 1 assets given that the downside risks were largely considered to relate to non-defaulted exposures, the majority of which were in Stage 1. An indicative allocation to allow users to understand where the Group believed that the additional losses could arise was as follows: UK mortgages: c.£200 million, Credit cards and Other Retail: c. 100 million, Commercial Banking c.£100 million.
Judgements due to inflationary risk
UK mortgages: £49 million (2021: £52 million)
These adjustments comprise:
Inflationary and interest rate pressures: £49 million (2021: £52 million)
There has been only modest evidence of credit deterioration in the UK mortgages portfolio through 2022 despite the high levels of inflation and the rising interest rate environment. Mortgage ECL models use bank base rate as a driver of predicted defaults and that has contributed to the elevated levels of ECL at 31 December 2022. However, there remains a potential risk to affordability from continued inflationary pressures combined with higher interest rates, and that this may not be fully captured by the Group’s ECL models. This risk is to customers maturing from low fixed rate deals, the building impact on variable rate holders and lower levels of real household income.
The level of risk is somewhat mitigated from stressed affordability assessments applied at loan origination which means most customers are anticipated to be able to absorb payment shocks. A judgemental uplift in ECL has therefore been taken in specific segments of the mortgages portfolio, either where inflation is expected to present a more material risk, or where segments within the model do not use bank base rate as a material driver of predicted defaults.
At 31 December 2021 additional judgemental ECL was taken in UK mortgages to recognise the heightened risk of interest rates increasing rapidly compared to the base case outlook. This judgement quantified incremental losses from adopting an alternative severe downside scenario with a 4 per cent interest rate peak. This judgement is no longer required given the Group’s base case outlook, and modelled ECL, now captures an equivalent interest rate view within the base case alongside an adjusted severe scenario with a 7 per cent interest rate peak.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 19: ALLOWANCE FOR EXPECTED CREDIT LOSSES continued
Credit cards: £93 million (2021: £nil) and Other Retail: £53 million (2021: £nil)
These adjustments comprise:
Inflationary risk on Retail segments: Credit Cards: £93 million (2021: £nil) and Other Retail: £53 million (2021: £nil)
The Group’s ECL models for credit cards and personal loan portfolios use predictions of wage growth to account for future affordability stress. As rapidly increasing inflation erodes nominal wage growth, adjustments have been made to the econometric models to account for real, rather than nominal, income to produce adjusted predicted defaults. These adjustments include the specific risk to affordability from increased housing costs, not captured by CPI. As these adjustments are made within predicted default models, they are calculated under each economic scenario and impact the staging of assets through increased PDs.
Alongside these portfolio-wide adjustments management have also made an additional uplift to ECL for customers with lower income levels and higher indebtedness deemed most vulnerable to inflationary pressures and interest rate rises. Although this segment of customers has not exhibited any greater stress to date, uplifts have been applied to recognise continued inflation and interest rates pose a greater proportionate risk in future periods. Management believe that this is an appropriate way to account for the aggregate inflationary risk in these unsecured portfolios and will continue to monitor both actual economic and customer outcomes to ensure that this adjustment remains reasonable and appropriate.
Other judgements
UK mortgages: £214 million (2021: £426 million)
These adjustments principally comprise:
Increase in time to repossession: £118 million (2021: £87 million)
Due to the Group suspending mortgage litigation activity between late-2014 and mid-2018 due to policy changes for the treatment of arrears, and as collections strategy normalises post COVID-19 pandemic, the Group’s experience of possessions data on which our models rely on is limited. This reflects an adjustment made to allow for an increase in the time assumed between default and repossession.
Provision coverage is uplifted to the equivalent levels of those accounts already in repossession on an estimated shortfall of balances expected to flow to possession. A further adjustment is made to accounts which have been in default for more than 24 months, with an arrears balance increase in the last six months. These accounts have their probability of possession set to 70 per cent based on observed historical losses incurred on accounts that were of an equivalent status. The increase in the judgement reflects a lower modelled coverage that requires a larger adjustment to reach the required levels.
Asset recovery values: £69 million (2021: £21 million)
Due to low repossession volumes, sales data informing the estimated level of discount in the event of repossessions has been limited, impacting the ability to update model parameters. Despite these low volumes, since 2020 the observed asset recovery sale values have remained broadly the same on the limited volumes seen, however the indexed valuation within the model has shown an increasing trend due to HPI increases, therefore management consider it appropriate to uplift ECL to reflect expected recovery values.
Adjustment for specific segments: £25 million (2021: £54 million)
The Group monitors risks across specific segments of its portfolios which may not be fully captured through wider collective models. Judgemental increases applied to probability of default on forborne accounts (31 December 2021: £18 million) have been removed as models now include forborne accounts in Stage 3 assets. The judgement for fire safety and cladding uncertainty has reduced to £25 million (31 December 2021: £36 million). Though experience remains limited the risk is considered sufficiently material to address through judgement, given that there is evidence of assessed cases having defective cladding, or other fire safety issues, but this risk has reduced throughout the year.
Credit cards: £(28) million (2021: £(9) million) and Other Retail: £59 million (2021: £50 million)
These adjustments principally comprise:
Lifetime extension on revolving products: Credit cards: £82 million (2021: £41 million) and Other Retail: £14 million (2021: £5 million)
An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three year modelled lifetime, which reflected the outcome data available when the model was developed. Previously this was deemed to be six years by increasing default probabilities through the extrapolation of the default trajectory observed throughout the three years and beyond. During 2022, work was undertaken to reassess the expected lifetime for these assets, which concluded in an extension of the expected lifetime from six to ten years, resulting in an increase to this adjustment.
Adjustments to loss given defaults (LGDs): Credit cards: £(96) million (2021: £(37) million) and Other Retail: £13 million (2021: £24 million)
A number of adjustments have been made to the loss given default assumptions used within unsecured and motor credit models. These include judgements held previously, notably in relation to the alignment of MBNA credit card cure rates as collection strategies harmonise. Alongside this, new adjustments have also been raised to capture recent improvements in observed cure rates offset by updates to recovery cost assumptions. These adjustments will be released once incorporated into models through future recalibration which is pending model development.
Motor default suppression: Other Retail: £13 million (2021: £nil)
Used car prices have continued to rise through 2022 with lower actual defaults materialising than anticipated. Management consider it appropriate to uplift ECL to account for the risk that prices return back to more normalised levels.
Commercial Banking: £(111) million (2021: £(14) million)
These adjustments principally comprise:
Adjustments to loss given defaults (LGDs): £(105) million (2021: £(25) million)
The modelling approach for loss given default for commercial exposures has been reviewed. Management deem ECL should be adjusted to mitigate limitations identified in the approach which are causing loss given defaults to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-weighted approach being adopted. These temporary adjustments will be addressed through future model development.
Corporate insolvency rates: £(35) million (2021: £nil)
During 2022, the volume of UK corporate insolvencies showed an increasing trend to above December 2019 levels, revealing a marked dislocation between observed UK corporate insolvencies and the Group’s credit performance. This dislocation gives rise to uncertainty over the drivers of observed trends and the appropriateness of the Group’s Commercial Banking model response which uses observed UK corporate insolvencies data. Given the Group’s asset quality remains strong with very low new defaults, a negative adjustment was deemed appropriate by management to address potential overstatement of Commercial Banking ECL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 19: ALLOWANCE FOR EXPECTED CREDIT LOSSES continued
Climate risk
The Group considers how climate risks are incorporated into the measurement of expected credit losses. An assessment was performed of the Group’s internally generated economic scenarios used in the measurement of expected credit losses against external scenarios published by the Network for Greening the Financial System (NGFS). This was supplemented by an assessment of the behavioural lifetime of assets against the expected time horizons of when climate risks may materialise. Given the extended timelines related to climate risks compared to the tenor of the Group’s lending portfolios and insights produced by the Group’s climate risk experts, no adjustments have been required to the expected credit losses measured as at 31 December 2022.
NOTE 20: FINANCE LEASE AND HIRE PURCHASE RECEIVABLES
The Group’s finance lease and hire purchase receivables are classified as loans and advances to customers and accounted for at amortised cost. These balances are analysed as follows:

	Finance leases		Hire purchase
	2022 £m	2021 £m	2022 £m	2021 £m
Not later than 1 year	223	346	6,339	4,752
Later than 1 year and not later than 2 years	223	143	3,896	4,541
Later than 2 years and not later than 3 years	119	230	3,725	3,998
Later than 3 years and not later than 4 years	54	118	2,975	2,828
Later than 4 years and not later than 5 years	40	54	388	816
Later than 5 years	299	337	275	374
Gross investment	958	1,228	17,598	17,309
Unearned future finance income	(181)	(232)	(1,458)	(1,359)
Rentals received in advance	(11)	(14)	(111)	(89)
Net investment	766	982	16,029	15,861
The net investment represents amounts recoverable as follows:

	Finance leases		Hire purchase
	2022 £m	2021 £m	2022 £m	2021 £m
Not later than 1 year	177	277	5,646	4,032
Later than 1 year and not later than 2 years	192	110	3,468	4,172
Later than 2 years and not later than 3 years	96	200	3,456	3,781
Later than 3 years and not later than 4 years	38	96	2,856	2,754
Later than 4 years and not later than 5 years	27	38	358	767
Later than 5 years	236	261	245	355
Net investment	766	982	16,029	15,861
Equipment leased to customers under finance leases and hire purchase receivables relates to financing transactions to fund the purchase of aircraft, ships, motor vehicles and other items. There was an allowance for uncollectable finance lease receivables included in the allowance for impairment losses of £14 million (2021: £18 million) and for hire purchase receivables of £238 million (2021: £275 million).
The Group’s finance lease and hire purchase assets are comprised as follows:

	Finance leases		Hire purchase
	2022 £m	2021 £m	2022 £m	2021 £m
Electric vehicles	8	3	578	430
Internal combustion engine vehicles	176	142	10,817	10,713
Hybrid vehicles	5	3	741	524
Other	577	834	3,893	4,194
Net investment	766	982	16,029	15,861

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 21: FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2022 £m	2021 £m
Debt securities:
Government securities	11,211	14,613
Asset-backed securities	146	70
Corporate and other debt securities	11,514	13,134
	22,871	27,817
Treasury and other bills	–	85
Equity shares	283	235
Total financial assets at fair value through other comprehensive income	23,154	28,137
All assets were assessed at Stage 1 at 31 December 2021 and 2022.
NOTE 22: INVESTMENTS IN JOINT VENTURES AND ASSOCIATES
The Group’s share of results of, and investments in, equity accounted joint ventures and associates comprises:

	Joint ventures			Associates			Total
	2022 £m	2021 £m	2020 £m	2022 £m	2021 £m	2020 £m	2022 £m	2021 £m	2020 £m
Share of income statement amounts:
Income	108	90	72	7	4	4	115	94	76
Expenses	(85)	(80)	(78)	(20)	(11)	(11)	(105)	(91)	(89)
Impairment	–	–	–	–	–	–	–	–	–
Profit (loss) before tax	23	10	(6)	(13)	(7)	(7)	10	3	(13)
Tax	–	(1)	–	–	–	–	–	(1)	–
Share of post-tax results	23	9	(6)	(13)	(7)	(7)	10	2	(13)
Share of other comprehensive income	–	–	–	–	–	–	–	–	–
Share of total comprehensive income	23	9	(6)	(13)	(7)	(7)	10	2	(13)

Share of balance sheet amounts:
Current assets	324	421		58	23		382	444
Non-current assets	227	169		3	12		230	181
Current liabilities	(97)	(142)		(11)	(5)		(108)	(147)
Non-current liabilities	(119)	(126)		–	–		(119)	(126)
Share of net assets at 31 December	335	322		50	30		385	352

Movement in investments over the year:
At 1 January	322	279		30	17		352	296
Exchange and other adjustments	(17)	–		(6)	–		(23)	–
Additional investments	56	34		39	20		95	54
Repayment of capital	(36)	–		–	–		(36)	–
Share of post-tax results	23	9		(13)	(7)		10	2
Dividends paid	(13)	–		–	–		(13)	–
Share of net assets at 31 December	335	322		50	30		385	352
The Group’s unrecognised share of losses of associates for the year was £nil (2021: £nil; 2020: £nil). For entities making losses, subsequent profits earned are not recognised until previously unrecognised losses are extinguished. The Group’s unrecognised share of losses net of unrecognised profits on a cumulative basis of associates is £2 million (2021: £2 million; 2020: £2 million) and of joint ventures is £5 million (2021: £5 million; 2020: £5 million).
Where entities have statutory accounts drawn up to a date other than 31 December, management accounts are used for Group reporting.
Included within the investment in joint ventures at 31 December 2022 is £68 million (2021: £73 million) of lending carried at amortised cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 23: GOODWILL

	2022 £m	2021 £m
At 1 January	2,320	2,320
Acquisition of businesses (see below)	335	–
At 31 December	2,655	2,320
Cost[1]	2,999	2,664
Accumulated impairment losses	(344)	(344)
At 31 December	2,655	2,320
1    For acquisitions made prior to 1 January 2004, the date of transition to IFRS, cost is included net of amounts amortised up to 31 December 2003.
On 31 January 2022, the Group completed the acquisition of 100 per cent of the share capital of Embark Group Limited (Embark), which together with its subsidiaries operates an investment and retirement platform business, enhancing the Group’s Wealth business capabilities, and has been consolidated into the Group’s results from that date. The total fair value of the purchase consideration was £377 million, settled in cash, and goodwill of £324 million has been recognised on the transaction. None of the goodwill recognised is deductible for tax purposes. Acquisition-related costs of £4 million have been included in operating expenses for the year ended 31 December 2022. The revenue included in the consolidated statement of comprehensive income since 31 January 2022 contributed by Embark was £81 million, with net loss after tax of £9 million over the same period. Had Embark been consolidated from 1 January 2022, the consolidated statement of comprehensive income would have included revenue of £87 million and a net loss after tax of £12 million. The goodwill relating to the acquisition of Embark has been allocated to the Group’s Life and pensions business as it is expected to benefit from the synergies of the acquisition.
In addition, goodwill of £11 million arose on the Group’s acquisition of Cavendish Online during the year.
The goodwill held in the Group’s balance sheet is tested at least annually for impairment. For the purposes of impairment testing the goodwill is allocated to the appropriate cash generating unit; of the total balance of £2,655 million (2021: £2,320 million), £2,171 million, or 82 per cent (2021: £1,836 million, 79 per cent), including the £324 million arising on the acquisition of Embark in the year, has been allocated to the Life and pensions cash generating unit; £302 million, or 11 per cent (2021: £302 million, 13 per cent) has been allocated to the Credit card cash generating unit in the Group’s Retail division; and £166 million, or 6 per cent (2021: £166 million, 7 per cent) to the Motor business cash generating unit.
The recoverable amount of the goodwill relating to Scottish Widows is based on a value-in-use calculation. The calculation uses pre-tax projections of future cash flows based upon budgets and plans approved by management covering a four-year period, the related run-off of existing business in-force and a discount rate (pre-tax) of 11.2 per cent. The budgets and plans are based upon past experience adjusted to take into account anticipated changes in sales volumes, product mix and margins having regard to expected market conditions (which will reflect current and future risks, such as climate and expected economic activity conditions) and competitor activity. The discount rate is determined with reference to internal measures and available industry information. New business cash flows beyond the four-year period have been extrapolated using a reducing balance growth rate that falls from 3.5 per cent down to 2.0 percent after 20 years, which does not exceed the long-term average growth rate for the life assurance market. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to Scottish Widows to fall below its balance sheet carrying value.
The recoverable amount of the goodwill relating to the Motor business is based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10 per cent, based on the Group’s cost of equity. The cash flows beyond the four-year period are extrapolated using a growth rate of 3.5 per cent which does not exceed the long-term average growth rates for the markets in which the Motor business participates. Management believes that any reasonably possible change in the key assumptions, including from the impacts of climate change or climate-related legislation, would not cause the recoverable amount of the goodwill relating to the Motor business to fall below the balance sheet carrying value.
The recoverable amount of the goodwill relating to Credit cards has been based on a value-in-use calculation using post-tax cash flow projections based on financial budgets and plans approved by management covering a four-year period and a discount rate (post-tax) of 10 per cent, based on the Group’s cost of equity. The cash flows beyond the four-year period assume 3.5 per cent growth. Management believes that any reasonably possible change in the key assumptions above would not cause the recoverable amount of the goodwill relating to Credit cards to fall below the balance sheet carrying value.
NOTE 24: VALUE OF IN-FORCE BUSINESS
Key assumptions
The impacts of reasonably possible changes in the key assumptions made in respect of the Group’s life insurance business, which include the impact on the value of in-force business, are disclosed in note 32.
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
The liabilities in respect of the Group’s UK annuity business are matched by a portfolio of fixed interest securities, including a large proportion of corporate bonds and illiquid loan assets. The value of the in-force business asset for UK annuity business has been calculated after taking into account an estimate of the market premium for illiquidity in respect of corporate bond holdings and relevant illiquid loan assets. In determining the market premium for illiquidity, a range of inputs are considered which reflect actual asset allocation and relevant observable market data. The illiquidity premium is estimated to be 160 basis points at 31 December 2022 (31 December 2021: 88 basis points).
The risk-free rate is derived from the relevant swap curve with a deduction for credit risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 24: VALUE OF IN-FORCE BUSINESS continued
The table below shows the resulting range of yields and other key assumptions at 31 December:

	2022%	2021%
Risk-free rate (value of in-force non-annuity business)[1]	1.94 to 4.55	(0.16) to 3.60
Risk-free rate (value of in-force annuity business)[1]	3.54 to 6.15	0.72 to 4.49
Risk-free rate (financial options and guarantees)[1]	1.94 to 4.55	(0.16) to 3.60
Retail price inflation	3.70	3.28
Expense inflation	4.00	3.58
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
The value of in-force business asset in the consolidated balance sheet is comprised as follows:

	2022 £m	2021 £m
Acquired value of in-force non-participating investment contracts	175	197
Value of in-force insurance and participating investment contracts	5,244	5,317
Total value of in-force business	5,419	5,514
The movement in the acquired value of in-force non-participating investment contracts over the year is as follows:

	2022 £m	2021 £m
At 1 January	197	221
Amortisation (note 11)	(22)	(24)
At 31 December	175	197
The acquired value of in-force non-participating investment contracts includes £106 million (2021: £119 million) in relation to OEIC business.
Movement in value of in-force business
The movement in the value of in-force insurance and participating investment contracts over the year is as follows:

	2022 £m	2021 £m
At 1 January	5,317	5,396
Exchange and other adjustments	7	(9)
Movements in the year:
New business	416	321
Existing business:
Expected return	(360)	(355)
Experience variances	18	84
Assumption changes	247	(465)
Economic variance	(401)	345
Movement in the value of in-force business (note 9)	(80)	(70)
At 31 December	5,244	5,317
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 25: OTHER INTANGIBLE ASSETS

	Brands £m	Core deposit intangible £m	Purchased credit card relationships £m	Customer- related intangibles £m	Capitalised software enhancements £m	Total £m
Cost:
At 1 January 2021	596	2,770	1,002	538	5,894	10,800
Additions and acquisitions	–	–	–	–	1,017	1,017
Disposals and write-offs	–	–	–	–	(460)	(460)
At 31 December 2021	596	2,770	1,002	538	6,451	11,357
Exchange and other adjustments	–	–	–	–	(1)	(1)
Additions and acquisitions	5	–	–	34	1,452	1,491
Disposals and write-offs	(12)	–	–	–	(186)	(198)
At 31 December 2022	589	2,770	1,002	572	7,716	12,649
Accumulated amortisation:
At 1 January 2021	216	2,770	551	538	2,585	6,660
Exchange and other adjustments	–	–	–	–	(1)	(1)
Charge for the year (note 11)	–	–	70	–	892	962
Disposals and write-offs	–	–	–	–	(460)	(460)
At 31 December 2021	216	2,770	621	538	3,016	7,161
Exchange and other adjustments	–	–	1	3	(7)	(3)
Charge for the year (note 11)	–	–	70	–	833	903
Disposals and write-offs	(12)	–	–	–	(186)	(198)
At 31 December 2022	204	2,770	692	541	3,656	7,863
Balance sheet amount at 31 December 2022	385	–	310	31	4,060	4,786
Balance sheet amount at 31 December 2021	380	–	381	–	3,435	4,196
Brands arising from the acquisition of Bank of Scotland in 2009 are recognised on the Group’s balance sheet and have been determined to have an indefinite useful life. The carrying value at 31 December 2022 was £380 million (2021: £380 million). The Bank of Scotland name has been in existence for over 300 years and there are no indications that the brand should not have an indefinite useful life. The recoverable amount has been based on a value-in-use calculation. The calculation uses post-tax projections for a four-year period of the income generated by the Bank of Scotland cost generating unit, a discount rate of 10 per cent and a future growth rate of 3.5 per cent. Management believes that any reasonably possible change in the key assumptions would not cause the recoverable amount of the Bank of Scotland brand to fall below its balance sheet carrying value.
NOTE 26: OTHER ASSETS

	2022 £m	2021 £m
Property, plant and equipment:
Investment properties (see below)	2,532	3,612
Premises	871	817
Equipment	1,285	1,634
Operating lease assets (see below)	4,816	4,196
Right-of-use assets (note 27)	1,156	1,318
	10,660	11,577
Settlement balances	416	434
Prepayments	1,224	1,022
Deferred acquisition and origination costs	54	64
Other assets	1,483	1,593
Total other assets	13,837	14,690

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 26: OTHER ASSETS continued
Investment properties
The Group’s investments properties are predominantly held by the Insurance, Pensions and Investments business where they back policyholder liabilities. They are valued by external Chartered Surveyors using industry standard techniques based on guidance from the Royal Institute of Chartered Surveyors. The valuation methodology includes an assessment of general market conditions and sector level transactions and takes account of expectations of occupancy rates, rental income and growth. Property valuations undergo individual scrutiny using cash flow analysis to factor in the timing of rental reviews, capital expenditure, lease incentives, dilapidation and operating expenses; these reviews utilise both observable and unobservable inputs. Within the fair value hierarchy, all of the Group’s investment properties are categorised as level 3 (see note 49 for details of levels in the fair value hierarchy). The table below analyses movements in level 3 investment properties, which are carried at fair value.

	2022 £m	2021 £m
At 1 January	3,612	3,347
Acquisition of new properties	60	18
Additional expenditure on existing properties	50	68
Change in fair value (note 7)	(511)	575
Disposals	(679)	(396)
At 31 December	2,532	3,612
Rental income of £145 million (2021: £186 million) and direct operating expenses of £32 million (2021: £25 million) arising from investment properties that generate rental income have been recognised in the income statement.
Capital expenditure in respect of investment properties which had been contracted for but not recognised in the financial statements was £119 million (2021: £78 million).
Operating lease assets where the Group is lessor
Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. At 31 December the future minimum rentals receivable under non-cancellable operating leases were as follows:

	2022 £m	2021 £m
Within 1 year	912	848
1 to 2 years	620	561
2 to 3 years	322	288
3 to 4 years	102	86
4 to 5 years	11	8
Over 5 years	–	–
Total future minimum rentals receivable	1,967	1,791
Equipment leased to customers under operating leases primarily relates to vehicle contract hire arrangements. Operating lease assets are comprised as follows:

	2022 £m	2021 £m
Electric vehicles	1,610	728
Internal combustion engine vehicles	2,042	2,531
Hybrid vehicles	1,159	928
Other	5	9
Total operating lease assets	4,816	4,196
NOTE 27: LESSEE DISCLOSURES
The table below sets out the movement in the Group’s right-of-use assets, which are primarily in respect of premises, and are recognised within other assets (note 26).

	2022 £m	2021 £m
At 1 January	1,318	1,500
Exchange and other adjustments	3	(9)
Additions	98	73
Disposals	(37)	(18)
Depreciation charge for the year	(226)	(228)
At 31 December	1,156	1,318
The Group’s lease liabilities are recognised within other liabilities (note 34). The maturity analysis of the Group’s lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 52.
The total cash outflow for leases in the year ended 31 December 2022 was £210 million (2021: £256 million). The amount recognised within interest expense in respect of lease liabilities is disclosed in note 5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 28: FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	2022 £m	2021 £m
Liabilities designated at fair value through profit or loss:
Debt securities in issue	5,159	6,537
Other	19	4
	5,178	6,541
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	11,037	14,962
Short positions in securities	1,540	1,620
	12,577	16,582
Total financial liabilities at fair value through profit or loss	17,755	23,123
Liabilities designated at fair value through profit or loss primarily represent debt securities in issue which either contain substantive embedded derivatives which would otherwise need to be recognised and measured at fair value separately from the related debt securities, or which are accounted for at fair value to significantly reduce an accounting mismatch.
The amount contractually payable on maturity of the debt securities held at fair value through profit or loss at 31 December 2022 was £11,195 million, which was £6,036 million higher than the balance sheet carrying value (2021: £10,558 million, which was £4,021 million higher than the balance sheet carrying value). At 31 December 2022 there was a cumulative £324 million decrease in the fair value of these liabilities attributable to changes in credit spread risk; this is determined by reference to the quoted credit spreads of Lloyds Bank plc, the issuing entity within the Group. Of the cumulative amount, a decrease of £519 million arose in 2022 and an increase of £86 million arose in 2021.
For the fair value of collateral pledged in respect of repurchase agreements see note 52.
In addition to the liabilities above, the Group’s non-participating investment contracts (see note 33) are held at fair value through profit or loss.
NOTE 29: DEBT SECURITIES IN ISSUE

	2022 £m	2021 £m
Senior unsecured notes issued	36,819	37,354
Covered bonds (note 30)	14,242	17,409
Certificates of deposit issued	7,225	4,454
Securitisation notes (note 30)	2,780	3,672
Commercial paper	12,753	8,663
Total debt securities in issue	73,819	71,552
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 30: SECURITISATIONS AND COVERED BONDS continued
The Group’s principal securitisation and covered bond programmes, together with the balances of the advances subject to these arrangements and the carrying value of the externally held notes in issue at 31 December, are listed below. Notes in issue, previously reported gross of internal holdings, are presented net; comparatives have been presented on a consistent basis. The notes in issue are reported in note 29.

	2022		2021
	Loans and advances securitised[1] £m	Externally held notes in issue £m	Loans and advances securitised[1] £m	Externally held notes in issue £m
Securitisation programmes
UK residential mortgages and commercial loans	15,805	2,035	19,129	2,543
Credit card receivables	12,776	223	11,615	595
Motor vehicle finance	401	149	235	141
Dutch residential mortgages	402	399	427	426
Total securitisation programmes (notes 28 and 29)[2]	29,384	2,806	31,406	3,705
Covered bond programmes
Residential mortgage-backed	27,400	13,742	35,896	16,909
Social housing loan-backed	831	500	833	500
Total covered bond programmes (note 29)	28,231	14,242	36,729	17,409
Total securitisation and covered bond programmes		17,048		21,114
1    Including assets backing notes held internally within the Group.
2    Includes £26 million (2021: £33 million) of securitisation notes held at fair value through profit or loss.
Cash deposits of £3,896 million (2021: £3,558 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group. Additionally, the Group has certain contractual arrangements to provide liquidity facilities to some of these structured entities. At 31 December 2022 these obligations had not been triggered; the maximum exposure under these facilities was £25 million (2021: £52 million).
The Group has two covered bond programmes, for which limited liability partnerships have been established to ring-fence asset pools and guarantee the covered bonds issued by the Group. At the reporting date the Group had over-collateralised these programmes as set out in the table above to meet the terms of the programmes, to secure the rating of the covered bonds and to provide operational flexibility. From time to time, the obligations of the Group to provide collateral may increase due to the formal requirements of the programmes. The Group may also voluntarily contribute collateral to support the ratings of the covered bonds.
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
The Group has not provided financial or other support by voluntarily offering to repurchase assets from any of its public securitisation programmes during 2022 (2021: none).
NOTE 31: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS
Insurance contract and participating investment contract liabilities are comprised as follows:

	2022			2021
	Gross £m	Reinsurance[1] £m	Net £m	Gross £m	Reinsurance[1] £m	Net £m
Life insurance (see (1) below):
Insurance contracts	95,745	(595)	95,150	109,200	(740)	108,460
Participating investment contracts	10,541	–	10,541	13,623	–	13,623
	106,286	(595)	105,691	122,823	(740)	122,083
Non-life insurance contracts (see (2) below):
Unearned premiums	246	(17)	229	312	(16)	296
Claims outstanding	361	(2)	359	288	–	288
	607	(19)	588	600	(16)	584
Total	106,893	(614)	106,279	123,423	(756)	122,667
1    Reinsurance balances are reported within assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 31: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued
(1)    Life insurance
The movement in life insurance contract and participating investment contract liabilities over the year can be analysed as follows:

	Insurance contracts £m	Participating investment contracts £m	Gross £m	Reinsurance £m	Net £m
At 1 January 2021	102,424	13,041	115,465	(820)	114,645
New business	3,427	40	3,467	(110)	3,357
Changes in existing business	3,437	570	4,007	190	4,197
Change in liabilities charged to the income statement (note 10)	6,864	610	7,474	80	7,554
Exchange and other adjustments	(88)	(28)	(116)	–	(116)
At 31 December 2021	109,200	13,623	122,823	(740)	122,083
New business	4,151	18	4,169	(98)	4,071
Changes in existing business	(17,693)	(3,100)	(20,793)	243	(20,550)
Change in liabilities charged to the income statement (note 10)	(13,542)	(3,082)	(16,624)	145	(16,479)
Exchange and other adjustments	87	–	87	–	87
At 31 December 2022	95,745	10,541	106,286	(595)	105,691
Liabilities for insurance contracts and participating investment contracts can be split into with-profit fund liabilities, accounted for using the PRA’s realistic capital regime (realistic liabilities), and non-profit fund liabilities, accounted for using a prospective actuarial discounted cash flow methodology, as follows:

	2022			2021
	With-profit fund £m	Non-profit fund £m	Total £m	With-profit fund £m	Non-profit fund £m	Total £m
Insurance contracts	5,778	89,967	95,745	7,232	101,968	109,200
Participating investment contracts	5,435	5,106	10,541	6,641	6,982	13,623
Total	11,213	95,073	106,286	13,873	108,950	122,823
With-profit fund realistic liabilities
(i)    Business description
Scottish Widows Limited has the only with-profit funds within the Group. The primary purpose of the conventional and unitised business written in the with-profit funds is to provide a smoothed investment vehicle to policyholders, protecting them against short-term market fluctuations. Pay-outs may be subject to a guaranteed minimum pay-out if certain policy conditions are met. With-profit policyholders are entitled to at least 90 per cent of the distributed profits, with the shareholders receiving the balance. The policyholders are also usually insured against death and the policy may carry a guaranteed annuity option at retirement.
(ii)    Method of calculation of liabilities
With-profit liabilities are stated at their realistic value, the main components of which are:
•With-profit benefit reserve, the total asset shares for with-profit policies
•Cost of options and guarantees (including guaranteed annuity options)
•Deductions levied against asset shares
•Planned enhancements to with-profit benefit reserve
•Impact of the smoothing policy
(iii)    Assumptions
Key assumptions used in the calculation of with-profit liabilities, which reflect the impacts of COVID-19 that has also increased the level of uncertainty (in particular in relation to persistency and mortality assumptions) and the processes for determining these, are:
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 31: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued
Investment volatility
The calibration of the stochastic simulation model uses implied volatilities of derivatives where possible, or historical volatility where it is not possible to observe meaningful prices.
Mortality
The mortality assumptions for the main classes of business are set with regard to recent Group experience and general industry trends, all of which are adjusted for smoker status and age/gender specific factors. The mortality tables used in the valuation are summarised below:

	2022	2021
Annuities	94% Bespoke tables CMI2021_{M/F}_(7.25)_ {3.0/2.8}%_{0.0/0.2}A_2013	94% Bespoke tables CMI2020_{M/F}_(7.25)_ {3.0/2.8}%_{0.3/0.4}A_2013
Whole of life assurance	Bespoke tables	Bespoke tables
Term assurance	88%–111% of TxxL08 tables	88%–111% of TxxL08 tables
Pensions	64%–77% of TxxL08 tables	64%–77% of TxxL08 tables
Savings	62%–74% of AxC00 tables	55%–80% of AxC00 tables
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
For those policies written in Scottish Widows pre-demutualisation containing potentially valuable options and guarantees, under the terms of the demutualisation scheme a separate memorandum account was set up, within the With-Profit Fund originally held in Scottish Widows plc and subsequently transferred into Scottish Widows Limited, called the Additional Account, which is available, inter alia, to meet any additional costs of providing guaranteed benefits in respect of those policies. The Additional Account had a value at 31 December 2022 of £1.9 billion (2021: £2.5 billion). The eventual cost of providing benefits on policies written both pre and post demutualisation is dependent upon a large number of variables, including future interest rates and equity values, demographic factors, such as mortality, and the proportion of policyholders who seek to exercise their options. The ultimate cost will therefore not be known for many years.
As noted above, the liabilities of the With-Profit Funds are valued using a market-consistent stochastic simulation model which places a value on the options and guarantees capturing both their intrinsic value and time value.
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
(iii)    Assumptions
Generally, assumptions used to value non-profit fund liabilities are prudent in nature and therefore contain a margin for adverse deviation. This margin for adverse deviation is based on management’s judgement and reflects management’s views on the inherent level of uncertainty. In calculating the value of non-profit fund liabilities, the impacts of COVID-19, which have increased the level of uncertainty, have been considered, in particular in relation to persistency and mortality. The key assumptions used in the measurement of non-profit fund liabilities are:

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
Mortality and morbidity
The mortality assumptions for the main classes of business are as follows:

	2022	2021
Annuities	94% Bespoke tables CMI2021_{M/F}_(7.25)_ {3.0/2.8}%_{0.0/0.2}A_2013	94% Bespoke tables CMI2020_{M/F}_(7.25)_ {3.0/2.8}%_{0.3/0.4}A_2013
Whole of life assurance	Bespoke tables	Bespoke tables
Term assurance	88%–111% of TxxL08 tables	88%–111% of TxxL08 tables
Pensions	64%–77% of TxxL08 tables	64%–77% of TxxL08 tables
Savings	62%–74% of AxC00 tables	55%–80% of AxC00 tables
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
Key changes in assumptions
A detailed review of the Group’s demographic and expense assumptions in 2022 resulted in a net gain of £348 million (2021: net gain of £43 million). The following were the key impacts on profit before tax:
•Change in persistency assumptions (£229 million increase (2021: £15 million decrease))
•Change in the assumption in respect of current and future mortality and morbidity rates (£112 million increase (2021: £149 million increase))
•Change in expense assumptions (£9 million increase (2021: £94 million decrease))
These amounts include the impacts of movements in liabilities and value of the in-force business in respect of insurance contracts and participating investment contracts.
(iv)    Options and guarantees outside the With-Profit Funds
A number of typical guarantees are provided outside the With-Profit Funds such as guaranteed payments on death (for example term assurance) or guaranteed income for life (for example annuities). Caps and floors on inflation-linked increases to benefits and premiums across the annuities and protection business form additional guarantees within the Group’s insurance business. Key assumptions affecting the time value of these guarantees are inflation, inflation volatility and interest rates. At 31 December 2022, additional reserves of £74 million were held to cover the time value of these guarantees. In addition, certain personal pension policyholders in Scottish Widows, for whom reinstatement to their occupational pension scheme was not an option, have been given a guarantee that their pension and other benefits will correspond in value to the benefits of the relevant occupational pension scheme. The key assumptions affecting the ultimate value of the guarantee are future salary growth, gilt yields at retirement, annuitant mortality at retirement, marital status at retirement and future investment returns. There is currently a provision, calculated on a deterministic basis, of £30 million (2021: £61 million) in respect of those guarantees.
(2)    Non-life insurance
For non-life insurance contracts, the methodology and assumptions used in relation to determining the bases of the earned premium and claims provisioning levels are derived for each individual underwritten product. Assumptions represent the Group’s estimates of the most likely or expected outcome, with a margin added for uncertainty reserves. There has been no significant change in the assumptions and methodologies used for setting reserves.
The movements in non-life insurance contract liabilities and reinsurance assets over the year have been as follows:

	2022 £m	2021 £m
Provisions for unearned premiums
Gross provision at 1 January	312	330
Increase in the year	494	624
Release in the year	(560)	(642)
Change in provision for unearned premiums charged (credited) to income statement	(66)	(18)
Gross provision at 31 December	246	312
Reinsurers’ share	(17)	(16)
Net provision at 31 December	229	296
These provisions represent the liability for short-term insurance contracts for which the Group’s obligations are not expired at the year end.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 31: LIABILITIES ARISING FROM INSURANCE CONTRACTS AND PARTICIPATING INVESTMENT CONTRACTS continued

	2022 £m	2021 £m
Claims outstanding
Gross claims outstanding at 1 January	288	265
Cash paid for claims settled in the year	(342)	(305)
Increase in liabilities charged to the income statement[1]	415	328
	73	23
Gross claims outstanding at 31 December	361	288
Reinsurers’ share	(2)	–
Net claims outstanding at 31 December	359	288
Notified claims	208	177
Incurred but not reported	151	111
Net claims outstanding at 31 December	359	288
1    Of which an increase of £402 million (2021: increase of £367 million) was in respect of current year claims and an increase of £13 million (2021: decrease of £39 million) was in respect of prior year claims.
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

		2022		2021
	Change in variable	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m	Increase (reduction) in profit before tax £m	Increase (reduction) in equity £m
Critical accounting estimates
Annuitant mortality[1]	5% reduction	(188)	(152)	(301)	(244)
Future maintenance and investment expenses[2]	10% reduction	309	250	355	288
Widening of credit default spreads[3]	0.25% addition	(284)	(230)	(433)	(351)
Increase in illiquidity premia[4]	0.10% addition	114	92	190	154
Other accounting estimates
Non-annuitant mortality and morbidity[5]	5% reduction	22	18	13	11
Lapse rates[6]	10% reduction	122	99	88	71
Risk-free rate[7]	0.25% reduction	44	35	44	35
Guaranteed annuity option take up8	5% addition	(2)	(2)	(2)	(2)
Equity investment volatility[9]	1% addition	(2)	(1)	(2)	(1)
1    This sensitivity shows the impact on the annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.
2    This sensitivity shows the impact of reducing maintenance expenses and investment expenses to 90 per cent of the expected rate.
3    This sensitivity shows the impact of a 25 basis point increase in credit default spreads on corporate bonds and the corresponding reduction in market values. Swap curves, the risk-free rate and illiquidity premia are all assumed to be unchanged.
4    This sensitivity shows the impact of a 10 basis point increase in the allowance for illiquidity premia. It assumes the overall spreads on assets are unchanged and hence market values are unchanged. Swap curves and the non-annuity risk-free rate are both assumed to be unchanged. The increased illiquidity premium increases the annuity risk-free rate.
5    This sensitivity shows the impact of reducing mortality and morbidity rates on non-annuity business to 95 per cent of the expected rate.
6    This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.
7    This sensitivity shows the impact on the value of in-force business, financial options and guarantee costs, statutory reserves and asset values of reducing the risk-free rate by 25 basis points.
8    This sensitivity shows the impact of a flat 5 per cent addition to the expected rate.
9    This sensitivity shows the impact of a flat 1 per cent addition to the expected rate.
Assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and statutory reserving bases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 33: LIABILITIES ARISING FROM NON-PARTICIPATING INVESTMENT CONTRACTS
The movement in liabilities arising from non-participating investment contracts may be analysed as follows:

	2022 £m	2021 £m
At 1 January	45,040	38,452
New business	3,148	4,187
Changes in existing business	(5,213)	2,401
At 31 December	42,975	45,040
The balances above are shown gross of reinsurance. As at 31 December 2022, related reinsurance balances were £2 million (2021: £3 million); reinsurance balances are reported within assets. Liabilities arising from non-participating investment contracts are categorised as level 2. See note 49 for details of levels in the fair value hierarchy.
NOTE 34: OTHER LIABILITIES

	2022 £m	2021 £m
Settlement balances	1,125	541
Unitholders’ interest in consolidated Open-Ended Investment Companies[1]	10,413	12,080
Unallocated surplus within insurance businesses	248	308
Lease liabilities	1,317	1,475
Other creditors and accruals	5,987	5,543
Total other liabilities	19,090	19,947
1    Where a collective investment vehicle is consolidated, the interests of parties other than the Group are reported at fair value in other liabilities.
The maturity analysis of the Group’s lease liabilities on an undiscounted basis is set out in the liquidity risk section of note 52.
NOTE 35: RETIREMENT BENEFIT OBLIGATIONS

	2022 £m	2021 £m	2020 £m
Charge to the income statement
Defined benefit pension schemes	123	234	244
Other post-retirement benefit schemes	2	2	3
Total defined benefit schemes	125	236	247
Defined contribution pension schemes	330	302	319
Total charge to the income statement (note 11)	455	538	566

	2022 £m	2021 £m
Amounts recognised in the balance sheet
Retirement benefit assets	3,823	4,531
Retirement benefit obligations	(126)	(230)
Total amounts recognised in the balance sheet	3,697	4,301
The total amounts recognised in the balance sheet relate to:

	2022 £m	2021 £m
Defined benefit pension schemes	3,732	4,404
Other post-retirement benefit schemes	(35)	(103)
Total amounts recognised in the balance sheet	3,697	4,301

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 35: RETIREMENT BENEFIT OBLIGATIONS continued
Pension schemes
Defined benefit schemes
(i)    Characteristics of and risks associated with the Group’s schemes
The Group has established a number of defined benefit pension schemes in the UK and overseas. All significant schemes are based in the UK, with the three most significant being the main sections of the Lloyds Bank Pension Scheme No. 1, the Lloyds Bank Pension Scheme No. 2 and the HBOS Final Salary Pension Scheme. At 31 December 2022, these schemes represented 94 per cent of the Group’s total gross defined benefit pension assets (2021: 94 per cent). These schemes provide retirement benefits calculated as a proportion of final pensionable salary depending upon the length of pensionable service; the minimum retirement age under the rules of the schemes at 31 December 2022 is generally 55, although certain categories of member are deemed to have a protected right to retire at 50.
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
The most recent triennial funding valuations of the Group’s three main defined benefit pension schemes showed an aggregate ongoing funding deficit of £7.3 billion as at 31 December 2019 (a funding level of 85.7 per cent). Under the agreed recovery plan, £0.8 billion plus a further 30 per cent of in-year capital distributions to ordinary shareholders, up to a limit on total deficit contributions of £2.0 billion per annum, is payable until the 2019 deficit has been removed.
These schemes continue to have a funding deficit, but are in a significantly stronger financial position than at 31 December 2021, when the deficit was c.£4.0 billion. During 2022, deficit contributions of £2.2 billion were paid into these schemes and the Group expects to make a further fixed contribution of £0.8 billion in the first half of 2023, consistent with 2021 and 2022.
The Group expects to have substantially agreed the triennial valuation with the Trustee by the end of the third quarter of 2023, along with a revised contribution schedule in respect of any remaining deficit. Trustee agreement will be conditional upon prior feedback from the Pensions Regulator. The Group also expects that future contributions will become increasingly contingent in nature, such that they are only paid into the schemes if required.
The deficit contributions are in addition to the regular contributions to meet benefits accruing over the year, and to cover the expenses of running the schemes. The Group expects to pay contributions of at least £1.1 billion to its defined benefit schemes in 2023.
During 2009, the Group made one-off contributions to the Lloyds Bank Pension Scheme No. 1 and Lloyds Bank Pension Scheme No. 2 in the form of interests in limited liability partnerships for each of the two schemes which hold assets to provide security for the Group’s obligations to the two schemes. At 31 December 2022, the limited liability partnerships held assets of £6.3 billion. The limited liability partnerships are consolidated fully in the Group’s balance sheet.
The Group has also established three private limited companies which hold assets to provide security for the Group’s obligations to the HBOS Final Salary Pension Scheme, a section of the Lloyds Bank Pension Scheme No. 1 and the Lloyds Bank Offshore Pension Scheme. At 31 December 2022 these held assets of £4.5 billion in aggregate. The private limited companies are consolidated fully in the Group’s balance sheet. The terms of these arrangements require the Group to maintain assets in these vehicles to agreed minimum values in order to secure obligations owed to the relevant Group pension schemes. The Group has satisfied this requirement during 2022.
The last funding valuations of other Group schemes were carried out on a number of different dates. In order to report the position under IAS 19 as at 31 December 2022, the most recent valuation results for all schemes have been updated by qualified independent actuaries. The funding valuations use a more prudent approach to setting the discount rate and more conservative longevity and inflation assumptions than the IAS 19 valuations.
In a judgment in 2018, the High Court confirmed the requirement to equalise the Guaranteed Minimum Pension (GMP) benefits of men and women accruing between 1990 and 1997 from contracting out of the State Earnings Related Pension Scheme. The Group recognised a past service cost of £108 million in respect of equalisation in 2018 and, following agreement of the detailed implementation approach with the Trustee, a further £33 million was recognised in 2019. A further hearing was held during 2020 which confirmed the extent of the Trustee’s obligation to revisit past transfers out of the schemes. The amount of any additional liability as a result of this judgment is still being reviewed but is not considered likely to be material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 35: RETIREMENT BENEFIT OBLIGATIONS continued
(ii)    Amounts in the financial statements

	2022 £m	2021 £m
Amount included in the balance sheet
Present value of funded obligations	(28,965)	(47,130)
Fair value of scheme assets	32,697	51,534
Net amount recognised in the balance sheet	3,732	4,404

	2022 £m	2021 £m
Net amount recognised in the balance sheet
At 1 January	4,404	1,578
Net defined benefit pension charge	(123)	(234)
Actuarial gains on defined benefit obligation	17,222	1,267
Return on plan assets	(20,302)	449
Employer contributions	2,530	1,344
Exchange and other adjustments	1	–
At 31 December	3,732	4,404

	2022 £m	2021 £m
Movements in the defined benefit obligation
At 1 January	(47,130)	(49,549)
Current service cost	(180)	(213)
Interest expense	(902)	(704)
Remeasurements:
Actuarial losses – experience	(1,186)	(426)
Actuarial gains (losses) – demographic assumptions	288	(146)
Actuarial gains – financial assumptions	18,120	1,839
Benefits paid	2,048	2,034
Past service cost	(4)	(11)
Settlements	13	22
Exchange and other adjustments	(32)	24
At 31 December	(28,965)	(47,130)

	2022 £m	2021 £m
Analysis of the defined benefit obligation
Active members	(3,088)	(5,837)
Deferred members	(8,515)	(16,167)
Pensioners	(16,013)	(23,171)
Dependants	(1,349)	(1,955)
At 31 December	(28,965)	(47,130)

	2022 £m	2021 £m
Changes in the fair value of scheme assets
At 1 January	51,534	51,127
Return on plan assets excluding amounts included in interest income	(20,302)	449
Interest income	997	733
Employer contributions	2,530	1,344
Benefits paid	(2,048)	(2,034)
Settlements	(13)	(23)
Administrative costs paid	(34)	(38)
Exchange and other adjustments	33	(24)
At 31 December	32,697	51,534

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 35: RETIREMENT BENEFIT OBLIGATIONS continued
The expense recognised in the income statement for the year ended 31 December comprises:

	2022 £m	2021 £m	2020 £m
Current service cost	180	213	206
Net interest amount	(95)	(29)	(23)
Settlements	–	1	2
Past service cost – plan amendments	4	11	5
Plan administration costs incurred during the year	34	38	54
Total defined benefit pension expense	123	234	244
(iii)    Composition of scheme assets

	2022			2021
	Quoted £m	Unquoted £m	Total £m	Quoted £m	Unquoted £m	Total £m
Equity instruments	7	47	54	617	36	653
Debt instruments[1]:
Fixed interest government bonds	3,007	–	3,007	10,512	–	10,512
Index-linked government bonds	15,497	–	15,497	23,969	–	23,969
Corporate and other debt securities	3,978	–	3,978	13,399	–	13,399
	22,482	–	22,482	47,880	–	47,880
Property	–	116	116	–	139	139
Pooled investment vehicles	2,730	15,863	18,593	1,192	13,346	14,538
Money market instruments, cash, derivatives and other assets and liabilities	1,069	(9,617)	(8,548)	319	(11,995)	(11,676)
At 31 December	26,288	6,409	32,697	50,008	1,526	51,534
1    Of the total debt instruments, £20,369 million (2021: £42,568 million) were investment grade (credit ratings equal to or better than ‘BBB’).
The assets of all of the funded plans are held independently of the Group’s assets in separate trustee-administered funds.
The pension schemes’ pooled investment vehicles comprise:

	2022 £m	2021 £m
Equity funds	1,421	3,696
Hedge and mutual funds	240	1,407
Alternative credit funds	2,222	3,884
Property funds	1,604	1,541
Infrastructure funds	1,193	1,389
Liquidity funds	11,527	2,031
Bond and debt funds	354	561
Other	32	29
At 31 December	18,593	14,538
The Trustee’s approach to investment is focused on acting in the members’ best financial interests, with the integration of ESG (Environmental, Social and Governance) considerations into investment management processes and practices. This policy is reviewed annually (or more frequently as required) and has been shared with the schemes’ investment managers for implementation.
Climate change is one of the risks the schemes manage given its potential financial impact on valuation of assets.
(iv)    Assumptions
The principal actuarial and financial assumptions used in valuations of the defined benefit pension schemes were as follows:

	2022%	2021%
Discount rate	4.93	1.94
Rate of inflation:
Retail Price Index (RPI)	3.13	3.21
Consumer Price Index (CPI)	2.69	2.92
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.84	2.88
On 25 November 2020 the Chancellor of the Exchequer announced the outcome of a consultation into a reform of the calculation of RPI. It is now expected that from 2030 RPI will be aligned with CPIH (the Consumer Price Index including owner occupiers’ housing costs). To determine the RPI assumption a term-dependent inflation curve has been used adjusting for an assumed inflation risk premium. In the period to 2030 a gap of 100 basis points has been assumed between RPI and CPI; thereafter a 10 basis point gap has been assumed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 35: RETIREMENT BENEFIT OBLIGATIONS continued

	Men		Women
	2022 Years	2021 Years	2022 Years	2021 Years
Life expectancy for member aged 60, on the valuation date	26.7	27.1	28.8	29.1
Life expectancy for member aged 60, 15 years after the valuation date	27.8	28.1	30.0	30.3
The mortality assumptions used in the UK scheme valuations are based on standard tables published by the Institute and Faculty of Actuaries which were adjusted in line with the actual experience of the relevant schemes. The table shows that a member retiring at age 60 at 31 December 2022 is assumed to live for, on average, 26.7 years for a male and 28.8 years for a female. In practice there will be much variation between individual members but these assumptions are expected to be appropriate across all members. It is assumed that younger members will live longer in retirement than those retiring now. This reflects the expectation that mortality rates will continue to fall over time as medical science and standards of living improve. To illustrate the degree of improvement assumed, the table also shows the life expectancy for members aged 45 now, when they retire in 15 years time at age 60. The Group uses the CMI mortality projections model and in line with actuarial industry recommendations has placed no weight on 2020 and 2021 mortality experience. The persistence of excess deaths during 2022 has highlighted the potential longer term impacts of COVID-19 and the Group has applied a 4 per cent scaling factor to its base mortality tables at December 2022 to allow for this impact on member mortality. This led to a c.1 per cent reduction in the defined benefit obligation.
(v)    Amount, timing and uncertainty of future cash flows
Risk exposure of the defined benefit schemes
While the Group is not exposed to any unusual, entity-specific or scheme-specific risks in its defined benefit pension schemes, it is exposed to a number of significant risks, detailed below:
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
Longevity risk: The majority of the schemes’ obligations are to provide benefits for the life of the members so increases in life expectancy will result in an increase in the plans’ liabilities.
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
In addition, the schemes themselves are exposed to liquidity risk with the need to ensure that liquid assets held are sufficient to meet benefit payments as they fall due and there is sufficient collateral available to support their hedging activity.
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

	Effect of reasonably possible alternative assumptions
	Increase (decrease) in the income statement charge		(Increase) decrease in the net defined benefit pension scheme surplus
	2022 £m	2021 £m	2022 £m	2021 £m
Inflation (including pension increases)[1]:
Increase of 0.1 per cent	13	12	251	481
Decrease of 0.1 per cent	(13)	(12)	(245)	(475)
Discount rate[2]:
Increase of 0.1 per cent	(25)	(24)	(379)	(774)
Decrease of 0.1 per cent	24	23	388	795
Expected life expectancy of members:
Increase of one year	38	44	745	1,934
Decrease of one year	(39)	(42)	(762)	(1,852)
1    At 31 December 2022, the assumed rate of RPI inflation is 3.13 per cent and CPI inflation 2.69 per cent (2021: RPI 3.21 per cent and CPI 2.92 per cent).
2    At 31 December 2022, the assumed discount rate is 4.93 per cent (2021: 1.94 per cent).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 35: RETIREMENT BENEFIT OBLIGATIONS continued
Sensitivity analysis method and assumptions
The sensitivity analysis above reflects the impact on the liabilities of the Group’s three most significant schemes which account for over 90 per cent of the Group’s defined benefit obligations. While differences in the underlying liability profiles for the remainder of the Group’s pension arrangements mean that they may exhibit slightly different sensitivities to variations in these assumptions, the sensitivities provided above are indicative of the impact across the Group as a whole.
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
Asset-liability matching strategies
The main schemes’ assets are invested in a diversified portfolio. Whilst c.50 per cent are held to generate the long-term returns required to support the funding position of the schemes, the remainder is invested in liability-driven investment (LDI) strategies which hedge the material risk exposures of the schemes. The investment strategy is not static and will evolve to reflect the structure of liabilities within the schemes. Specific strategies for each pension plan are independently determined by the responsible governance body for each scheme and in consultation with the employer.
A significant goal of the strategies adopted by the schemes is to reduce volatility caused by changes in market expectations of interest rates and inflation. In the main schemes, this is achieved by investing scheme assets in bonds, primarily fixed interest gilts and index linked gilts, and by entering into interest rate and inflation swap arrangements. The assets in these LDI strategies represented 48 per cent of scheme assets at 31 December 2022.
These investments are structured to take into account the profile of scheme liabilities and actively managed to reflect both changing market conditions and changes to the liability profile. At 31 December 2022 the asset-liability matching strategy mitigated around 119 per cent of the liability sensitivity to interest rate movements and around 123 per cent of the liability sensitivity to inflation movements. In addition, a small amount of interest rate sensitivity arises through holdings of corporate and other debt securities. The higher level of hedging provides greater protection to the funding position of the schemes.
The schemes’ funding position remained robust and did not experience any material impact from the market volatility seen in the latter part of last year. Asset prices fell in line with the broader market and hedges fell in value as interest rates rose, and a similar impact was experienced on liability valuations which also fell in value given the portfolio was almost fully hedged. The Group’s schemes use LDI strategies to achieve this outcome and, as the hedging was maintained throughout the crisis, the strategy performed as expected. All collateral requirements in respect of the LDI strategies were met, with no support required from the Group beyond payment of scheduled contributions.
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
On 28 January 2022, the Lloyds Bank Pension Scheme No. 1 entered into an additional £5.5 billion longevity insurance arrangement. The transaction is structured as a pass-through with Scottish Widows as the insurer, and onwards reinsurance to SCOR SE – UK Branch.
At 31 December 2022 the value of scheme assets included £(100) million representing the value of the longevity swaps (after allowing for the impact on the IAS 19 liabilities of the revisions to the base mortality assumptions).
In total the schemes have now hedged around 32 per cent of their longevity risk exposure.
Maturity profile of defined benefit obligation
The following table provides information on the weighted average duration of the defined benefit pension obligation and the distribution and timing of benefit payments:

	2022 Years	2021 Years
Duration of the defined benefit obligation	15	17
Maturity analysis of benefits expected to be paid:

	2022 £m	2021 £m
Within 12 months	1,409	1,352
Between 1 and 2 years	1,464	1,450
Between 2 and 5 years	4,678	4,651
Between 5 and 10 years	8,930	8,993
Between 10 and 15 years	9,296	9,668
Between 15 and 25 years	17,479	18,671
Between 25 and 35 years	12,720	13,846
Between 35 and 45 years	6,138	6,987
In more than 45 years	1,685	2,116

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
During the year ended 31 December 2022 the charge to the income statement in respect of defined contribution schemes was £330 million (2021: £302 million; 2020: £319 million), representing the contributions payable by the employer in accordance with each scheme’s rules.
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
For the principal post-retirement healthcare scheme, the latest actuarial valuation of the liability was carried out at 31 December 2022 by qualified independent actuaries. The principal assumptions used were as set out above, except that the rate of increase in healthcare premiums has been assumed at 6.74 per cent (2021: 6.82 per cent).
Movements in the other post-retirement benefits obligation:

	2022 £m	2021 £m
At 1 January	(103)	(109)
Actuarial gains	68	4
Insurance premiums paid	3	3
Charge for the year	(2)	(2)
Exchange and other adjustments	(1)	1
At 31 December	(35)	(103)
NOTE 36: DEFERRED TAX
The Group’s deferred tax assets and liabilities are as follows:

Statutory position	2022 £m	2021 £m	Tax disclosure	2022 £m	2021 £m
Deferred tax assets	5,228	3,118	Deferred tax assets	8,627	7,095
Deferred tax liabilities	(216)	(39)	Deferred tax liabilities	(3,615)	(4,016)
Asset at 31 December	5,012	3,079	Asset at 31 December	5,012	3,079
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
Movements in deferred tax assets and liabilities (before taking into consideration the offsetting of balances within the same taxing jurisdiction) can be summarised as follows:

Deferred tax assets	Tax losses £m	Property, plant and equipment £m	Provisions £m	Share- based payments £m	Pension liabilities £m	Derivatives £m	Asset revaluations £m	Other temporary differences £m	Total £m
At 1 January 2021	4,064	668	254	29	56	159	29	268	5,527
Credit (charge) to the income statement	959	76	12	(8)	15	541	(29)	(49)	1,517
Credit (charge) to other comprehensive income	–	–	36	–	(2)	–	–	–	34
Other credit to equity	–	–	–	17	–	–	–	–	17
At 31 December 2021	5,023	744	302	38	69	700	–	219	7,095
Credit (charge) to the income statement	39	(238)	113	(5)	(22)	(205)	8	62	(248)
Credit (charge) to other comprehensive income	–	–	(155)	–	–	1,928	–	–	1,773
Acquisitions	4	–	–	–	–	–	–	–	4
Other credit to equity	–	–	–	3	–	–	–	–	3
At 31 December 2022	5,066	506	260	36	47	2,423	8	281	8,627

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 36: DEFERRED TAX continued

Deferred tax liabilities	Capitalised software enhancements £m	Long-term assurance business £m	Acquisition fair value £m	Pension assets £m	Derivatives £m	Asset revaluations[1] £m	Other temporary differences £m	Total £m
At 1 January 2021	(228)	(843)	(372)	(392)	(756)	–	(240)	(2,831)
(Charge) credit to the income statement	(47)	(319)	20	(93)	(567)	(27)	(93)	(1,126)
(Charge) credit to other comprehensive income	–	–	–	(846)	814	(29)	–	(61)
Exchange and other adjustments	–	–	–	–	–	–	2	2
At 31 December 2021	(275)	(1,162)	(352)	(1,331)	(509)	(56)	(331)	(4,016)
(Charge) credit to the income statement	118	107	21	29	(32)	–	(164)	79
Credit to other comprehensive income	–	–	–	283	–	56	–	339
Acquisitions	(5)	–	(1)	–	–	–	–	(6)
Exchange and other adjustments	–	–	–	–	–	–	(11)	(11)
At 31 December 2022	(162)	(1,055)	(332)	(1,019)	(541)	–	(506)	(3,615)
1    Financial assets at fair value through other comprehensive income.
At 31 December 2022 the Group carried net deferred tax assets on its balance sheet of £5,228 million (2021: £3,118 million) principally relating to tax losses carried forward.
Estimation of income taxes includes the assessment of recoverability of deferred tax assets. Deferred tax assets are only recognised to the extent that they are considered more likely than not to be recoverable based on existing tax laws and forecasts of future taxable profits against which the underlying tax deductions can be utilised. The Group has recognised a deferred tax asset of £5,066 million (2021: £5,023 million) in respect of trading losses carried forward. Substantially all of these losses have arisen in Bank of Scotland plc and Lloyds Bank plc, and they will be utilised as taxable profits arise in those legal entities in future periods.
The Group’s expectations of future UK taxable profits require management judgement, and take into account the Group’s long-term financial and strategic plans and anticipated future tax-adjusting items. In making this assessment, account is taken of business plans, the Board-approved operating plan and the expected future economic outlook as set out in the strategic report, as well as the risks associated with future regulatory, climate-related and other change, in order to produce a base case forecast of future UK taxable profits. Under current law there is no expiry date for UK trading losses not yet utilised, and given the forecast of future profitability and the Group’s commitment to the UK market, in management’s judgement it is more likely than not that the value of the losses will be recovered by the Group while still operating as a going concern. Banking tax losses that arose before 1 April 2015 can only be used against 25 per cent of taxable profits arising after 1 April 2016, and they cannot be used to reduce the surcharge on banking profits. These restrictions in utilisation mean that the value of the deferred tax asset in respect of tax losses is only expected to be fully recovered by 2036 (2021: 2047) in the base case forecast. The rate of recovery of the Group’s tax loss asset is not a straight line, being affected by the relative profitability of the different legal entities in future periods, and the relative size of their tax losses carried forward. It is expected in the base case that 90 per cent of the value will be recovered by 2032, when Bank of Scotland plc will have utilised all of its available tax losses. It is possible that future tax law changes could materially affect the timing of recovery and the value of these losses ultimately realised by the Group.
Deferred tax not recognised
A deferred tax asset of £46 million (2021: £5 million) has been recognised in respect of the future tax benefit of certain expenses of the life assurance business. The increase is mainly due to investment market falls in 2022, which have increased the amount of unutilised expenses carried forward and expected to be offset against taxable investment returns in the medium term. The deferred tax asset not recognised in respect of the remaining expenses is £125 million (2021: £226 million), and these expenses can be carried forward indefinitely. The unrecognised deferred tax asset has decreased in 2022 mainly due to higher expected investment returns in the long term projections for the life insurance business driven by interest rate rises. This has reduced the net amount of unutilised expenses in the long term.
Deferred tax assets of £156 million (2021: £167 million) have not been recognised in respect of £619 million of UK tax losses and other temporary differences which can only be used to offset future capital gains. UK capital losses can be carried forward indefinitely.
No deferred tax has been recognised in respect of foreign trade losses where it is not more likely than not that we will be able to utilise them in future periods. Of the asset not recognised, £53 million (2021: £41 million) relates to losses that will expire if not used within 20 years, and £9 million (2021: £7 million) relates to losses with no expiry date.
As a result of parent company exemptions on dividends from subsidiaries and on capital gains on disposal there are no significant taxable temporary differences associated with investments in subsidiaries, branches, associates and joint arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 37: OTHER PROVISIONS

Provisions for financial commitments and guarantees £m		Regulatory and legal provisions £m	Other £m	Total £m
At 1 January 2022	200	1,156	736	2,092
Exchange and other adjustments	1	17	27	45
Provisions applied	–	(625)	(413)	(1,038)
Charge for the year	122	255	333	710
At 31 December 2022	323	803	683	1,809
Provisions for financial commitments and guarantees
Provisions are recognised for expected credit losses on undrawn loan commitments and financial guarantees. See also note 18.
Regulatory and legal provisions
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2022 the Group charged a further £255 million in respect of legal actions and other regulatory matters and the unutilised balance at 31 December 2022 was £803 million (31 December 2021: £1,156 million). The most significant items are as follows.
HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
Following the emergence of the first outcomes of the Foskett Panel through 2021, the Group charged a further £790 million in the year ended 31 December 2021. This included operational costs in relation to Dame Linda Dobbs's review, which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period from January 2009 to January 2017, and other programme costs. A significant proportion of the charge related to the estimated future awards from the Foskett Panel. The Foskett Panel had shared outcomes on a limited subset of the total population which covers a wide range of businesses and different claim characteristics. The estimated awards provision recognised at 31 December 2021 was therefore materially dependent on the assumption that the limited number of awards to date were representative of the full population of cases.
In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. Around half the population have now had outcomes via this new process. Extrapolating the Group’s experience to date resulted in an increase to the provision of £50 million in the year (all in the fourth quarter). Notwithstanding the settled claims and the increase in coverage which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process nor the review by Dame Linda Dobbs. The Group is committed to implementing Sir Ross's recommendations in full.
Payment protection insurance
The Group has incurred costs for PPI over a number of years totalling £21,960 million. The Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions, including a charge in the fourth quarter. PPI litigation remains inherently uncertain, with a number of key court judgments due to be delivered in 2023.
Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The total provision made to 31 December 2022, was £709 million (31 December 2021: £695 million) with £11 million utilisation of the provision during the year, leaving an unutilised provision at 31 December 2022 of £88 million. The ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.
Other
Following the sale of TSB Banking Group plc, the Group raised a provision of £665 million in relation to various ongoing commitments in respect of the divestment. At 31 December 2022, a provision of £22 million remained unutilised; the Group expects the majority of the remaining provision to be utilised in the next twelve months and the provision to be fully utilised by 31 December 2024.
The Group carries provisions of £112 million (2021: £114 million) in respect of dilapidations, rent reviews and other property-related matters.
Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 31 December 2022 provisions of £112 million (31 December 2021: £189 million) were held.
The Group carries provisions of £86 million (2021: £94 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December

NOTE 38: SUBORDINATED LIABILITIES
The movement in subordinated liabilities during the year was as follows:

	Preference shares £m	Preferred securities £m	Undated £m	Dated £m	Total £m
At 1 January 2021	962	1,743	509	11,047	14,261
Issued during the year[1]:
1.985% Fixed Rate Reset Dated Subordinated Tier 2 Notes due 2031 (£500 million)	–	–	–	500	500
3.369% Fixed Rate Reset Dated Subordinated Notes due 2041 (US$1,175 million)	–	–	–	380	380
	–	–	–	880	880
Repurchases and redemptions during the year[1]:
6.475% Non-cumulative Preference Shares callable 2024 (£186 million)	(8)	–	–	–	(8)
6.413% Non-cumulative Fixed to Floating Rate Preference Shares callable 2035 (US$750 million)	(182)	–	–	–	(182)
6.657% Non-cumulative Fixed to Floating Rate Preference Shares callable 2037 (US$750 million)	(157)	–	–	–	(157)
9.25% Non-cumulative Irredeemable Preference Shares (£300 million)	(79)	–	–	–	(79)
9.75% Non-cumulative Irredeemable Preference Shares (£100 million)	(14)	–	–	–	(14)
7.754% Non-cumulative Perpetual Preferred Securities (Class B) (£150 million)	–	(156)	–	–	(156)
Series 2 (US$500 million)	–	–	(94)	–	(94)
Series 3 (US$600 million)	–	–	(121)	–	(121)
Floating Rate Primary Capital Notes (US$250 million)	–	–	(24)	–	(24)
Series 1 (US$750 million)	–	–	(96)	–	(96)
9.375% Subordinated Bonds 2021 (£500 million)	–	–	–	(200)	(200)
5.374% Subordinated Fixed Rate Notes 2021 (€160 million)	–	–	–	(145)	(145)
6% Subordinated Notes 2033 (US$750 million)	–	–	–	(141)	(141)
	(440)	(156)	(335)	(486)	(1,417)
Foreign exchange movements	15	17	–	(56)	(24)
Other movements (cash and non-cash)[2]	(49)	57	–	(600)	(592)
At 31 December 2021	488	1,661	174	10,785	13,108
Issued during the year[1]:
7.953% Fixed Rate Reset Dated Subordinated notes 2033 (US$1,000 million)	–	–	–	838	838
Repurchases and redemptions during the year[1]:
12% Fixed to Floating Rate Perpetual Tier 1 Capital Securities callable 2024 (US$2,000 million)	–	(1,399)	–	–	(1,399)
13% Sterling Step-up Perpetual Capital Securities callable 2029 (£700 million)	–	(221)	–	–	(221)
7.281% Perpetual Regulatory Tier One Securities (Series B) (£150 million)	–	(22)	–	–	(22)
7.881% Guaranteed Non-voting Non-cumulative Preferred Securities (£245 million)	–	(12)	–	–	(12)
12% Perpetual Subordinated Bonds (£100 million)	–	–	(22)	–	(22)
5.75% Undated Subordinated Step-up Notes (£600 million)	–	–	(4)	–	(4)
7.625% Dated Subordinated Notes 2025 (£750 million)	–	–	–	(502)	(502)
	–	(1,654)	(26)	(502)	(2,182)
Foreign exchange movements	8	(6)	–	699	701
Other movements (cash and non-cash)[2]	(26)	(1)	2	(1,710)	(1,735)
At 31 December 2022	470	–	150	10,110	10,730
1    Issuances in the year generated cash inflows of £838 million (2021: £499 million); the repurchases and redemptions resulted in cash outflows of £2,216 million (2021: £1,056 million).
2    Other movements include cash payments in respect of interest on subordinated liabilities in the year amounted to £603 million (2021: £1,303 million) offset by the interest expense in respect of subordinated liabilities of £681 million (2021: £932 million).
Certain of the above securities were issued or redeemed under exchange offers, which did not result in an extinguishment of the original financial liability for accounting purposes.
These securities will, in the event of the winding-up of the issuer, be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities. The subordination of specific subordinated liabilities is determined in respect of the issuer and any guarantors of that liability. The claims of holders of preference shares and preferred securities are generally junior to those of the holders of undated subordinated liabilities, which in turn are junior to the claims of holders of the dated subordinated liabilities. The Group has not had any defaults of principal or interest or other breaches with respect to its subordinated liabilities during 2022 (2021: none).
The Company has in issue various classes of preference shares which are all classified as liabilities under accounting standards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 38: SUBORDINATED LIABILITIES continued
Preference shares

		2022
	2022 Number of shares	£m	% of share capital
6% Non-Cumulative Redeemable Preference shares of GBP0.25	400	–	–
6.475% Non-Cumulative Preference shares of GBP0.25	47,273,816	12	0.07
9.25% Non-Cumulative Irredeemable Preference shares of GBP0.25	252,510,147	63	0.37
9.75% Non-Cumulative Irredeemable Preference shares of GBP0.25	43,630,285	11	0.06
6.413% Non-Cumulative Fixed/Floating Rate Callable Preference shares of USD0.25	48,990	–	–
6.657% Non-Cumulative Fixed/Floating Rate Callable Preference shares of USD0.25	37,627	–	–
NOTE 39: SHARE CAPITAL
Issued and fully paid ordinary share capital

				2022
Ordinary shares of 10p (formerly 25p) each	2022 Number of shares	2021 Number of shares	2020 Number of shares	£m	% of share capital	2021 £m	2020 £m
At 1 January	71,022,593,135	70,839,206,060	70,052,557,838	7,102		7,084	7,005
Issued under employee share schemes	793,990,660	183,387,075	786,648,222	80		18	79
Share buyback programme (note 41)	(4,528,731,591)	–	–	(453)		–	–
At 31 December	67,287,852,204	71,022,593,135	70,839,206,060	6,729	99.50	7,102	7,084
Ordinary shares
As permitted by the Companies Act 2006, the Company removed references to authorised share capital from its articles of association at the annual general meeting on 5 June 2009. This change took effect from 1 October 2009. There are no restrictions on the transfer of shares in the Company other than as set out in the articles of association and:
•Certain restrictions which may from time to time be imposed by law and regulations (for example, insider trading laws)
•Where directors and certain employees of the Company require the approval of the Company to deal in the Company’s shares
•Pursuant to the rules of some of the Company’s employee share plans where certain restrictions may apply while the shares are subject to the plans
Where, under an employee share plan operated by the Company, participants are the beneficial owners of shares but not the registered owners, the voting rights are normally exercised by the registered owner at the direction of the participant. Outstanding awards and options would normally vest and become exercisable on a change of control, subject to the satisfaction of any performance conditions at that time.
All of the Company’s issued ordinary share capital is listed and none of the shares have any multiple or unequal voting rights, each share carries one vote. In addition, the Company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights.
The directors have authority to allot and issue ordinary and preference shares and to make market purchases of ordinary and preference shares as granted at the annual general meeting on 12 May 2022. The authority to issue shares and the authority to make market purchases of shares will expire at the next annual general meeting. Shareholders will be asked, at the annual general meeting, to give similar authorities.
Subject to any rights or restrictions attached to any shares, on a show of hands at a general meeting of the Company every holder of shares present in person or by proxy and entitled to vote has one vote and on a poll every member present and entitled to vote has one vote for every share held.
The holders of ordinary shares, who held 100 per cent of the total ordinary share capital at 31 December 2022, are entitled to receive the Company’s report and accounts, attend, speak and vote at general meetings and appoint proxies to exercise voting rights. Holders of ordinary shares may also receive a dividend (subject to the provisions of the Company’s articles of association) and on a winding up may share in the assets of the Company.
Preference shares
The Company has in issue various classes of preference shares which are all classified as liabilities under accounting standards and which are included in note 38.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 40: SHARE PREMIUM ACCOUNT

	2022 £m	2021 £m	2020 £m
At 1 January	18,479	17,863	17,751
Issued under employee share schemes	25	19	112
Redemption of preference shares[1]	–	597	–
At 31 December	18,504	18,479	17,863
1    During the year ended 31 December 2021, the Company redeemed certain tranches of its preference shares, which had been accounted for as subordinated liabilities. On redemption an amount of £17 million was transferred from the distributable merger reserve to the capital redemption reserve and £597 million was transferred from the distributable merger reserve to the share premium account, with these amounts representing the nominal value of the shares redeemed and premium upon original issuance respectively.
NOTE 41: OTHER RESERVES

	2022 £m	2021 £m	2020 £m
Merger reserve	7,149	7,149	7,763
Capital redemption reserve	4,932	4,479	4,462
Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	50	207	99
Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	57	9	(47)
Cash flow hedging reserve	(5,476)	(457)	1,629
Foreign currency translation reserve	(110)	(198)	(159)
At 31 December	6,602	11,189	13,747
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
Movements in other reserves were as follows:

Merger reserve	2022 £m	2021 £m	2020 £m
At 1 January	7,149	7,763	7,763
Redemption of preference shares (note 40)	–	(614)	–
At 31 December	7,149	7,149	7,763

Capital redemption reserve	2022 £m	2021 £m	2020 £m
At 1 January	4,479	4,462	4,462
Redemption of preference shares (note 40)	–	17	–
Shares cancelled under share buyback programme (see below)	453	–	–
At 31 December	4,932	4,479	4,462
On 25 February 2022 the Group commenced a share buyback programme to repurchase outstanding ordinary shares; the Group bought back and cancelled 4,529 million shares under the programme, which completed in October 2022, for a total consideration, including expenses, of £2,013 million. Upon cancellation £453 million, being the nominal value of the shares repurchased, was transferred to the capital redemption reserve.

Revaluation reserve in respect of debt securities held at fair value through other comprehensive income	2022 £m	2021 £m	2020 £m
At 1 January	207	99	123
Change in fair value	(133)	133	46
Deferred tax	31	(45)	29
Current tax	8	–	(2)
	(94)	88	73
Income statement transfers in respect of disposals (note 9)	(92)	2	(149)
Deferred tax	23	20	47
	(69)	22	(102)
Impairment recognised in the income statement	6	(2)	5
At 31 December	50	207	99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 41: OTHER RESERVES continued

Revaluation reserve in respect of equity shares held at fair value through other comprehensive income	2022 £m	2021 £m	2020 £m
At 1 January	9	(47)	19
Change in fair value	44	61	(50)
Deferred tax	3	(4)	(16)
	47	57	(66)
Realised gains and losses transferred to retained profits	–	–	(16)
Deferred tax	1	(1)	16
	1	(1)	–
At 31 December	57	9	(47)

Cash flow hedging reserve	2022 £m	2021 £m	2020 £m
At 1 January	(457)	1,629	1,504
Change in fair value of hedging derivatives	(6,990)	(2,279)	730
Deferred tax	1,940	646	(244)
	(5,050)	(1,633)	486
Net income statement transfers	43	(621)	(496)
Deferred tax	(12)	168	135
	31	(453)	(361)
At 31 December	(5,476)	(457)	1,629

Foreign currency translation reserve	2022 £m	2021 £m	2020 £m
At 1 January	(198)	(159)	(176)
Currency translation differences arising in the year	119	(39)	4
Income statement transfers	(31)	–	13
At 31 December	(110)	(198)	(159)
NOTE 42: RETAINED PROFITS

	2022 £m	2021 £m	2020 £m
At 1 January	10,241	4,584	3,246
Profit attributable to ordinary shareholders	5,021	5,355	865
Post-retirement defined benefit scheme remeasurements	(2,152)	1,062	113
Gains and losses attributable to own credit risk (net of tax)[1]	364	(52)	(55)
Dividends paid (note 44)	(1,475)	(877)	–
Share buyback programme (note 41)	(2,013)	–	–
Issue costs of other equity instruments (net of tax)	(5)	–	–
Repurchase and redemption costs of other equity instruments	(36)	–	–
Movement in treasury shares	(20)	(13)	293
Value of employee services:
Share option schemes	41	51	48
Other employee award schemes	183	131	74
Change in non-controlling interests	(3)	(1)	–
Realised gains and losses on equity shares held at fair value through other comprehensive income	(1)	1	–
At 31 December	10,145	10,241	4,584
1    During 2020 the Group derecognised, on redemption, financial liabilities on which cumulative fair value movements relating to own credit of £1 million net of tax (2022: £nil; 2021: £nil), had been recognised directly in retained profits.
Retained profits are stated after deducting £196 million (2021: £205 million; 2020: £230 million) representing 688 million (2021: 434 million; 2020: 592 million) treasury shares held.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 43: OTHER EQUITY INSTRUMENTS

	2022 £m	2021 £m	2020 £m
At 1 January	5,906	5,906	5,906
Issued during the year:
£750 million Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities	750	–	–
	750	–	–
Repurchases and redemptions during the year	(1,359)	–	–
Profit for the year attributable to other equity holders	438	429	453
Distributions on other equity instruments	(438)	(429)	(453)
At 31 December	5,297	5,906	5,906
During the year ended 31 December 2022 the Group issued £750 million of 8.5 per cent Fixed Rate Reset Additional Tier 1 (AT1) securities and repurchased £1,359 million of 7.625 per cent Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities.
The AT1 securities are Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with no fixed maturity or redemption date. The principal terms of the AT1 securities are described below:
•The securities rank behind the claims against Lloyds Banking Group plc of (a) unsubordinated creditors, (b) claims which are, or are expressed to be, subordinated to the claims of unsubordinated creditors of Lloyds Banking Group plc but not further or otherwise or (c) whose claims are, or are expressed to be, junior to the claims of other creditors of Lloyds Banking Group, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the AT1 securities in a winding-up occurring prior to a conversion event being triggered
•The securities bear a fixed rate of interest until the first reset date. After the first reset date or any reset date thereafter, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five-year periods based on market rates
•Interest on the securities will be due and payable only at the sole discretion of Lloyds Banking Group plc, and Lloyds Banking Group plc may at any time elect to cancel any interest payment (or any part thereof) which would otherwise be payable on any interest payment date. There are also certain restrictions on the payment of interest as specified in the terms
•The securities are undated and are repayable, at the option of Lloyds Banking Group plc, in whole at the first call date or period, or on any fifth anniversary after the first call date or period. In addition, the AT1 securities are repayable, at the option of Lloyds Banking Group plc, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA
•The securities convert into ordinary shares of Lloyds Banking Group plc, at a pre-determined price, should the Common Equity Tier 1 ratio of the Group fall below 7.0 per cent
NOTE 44: DIVIDENDS ON ORDINARY SHARES
The directors have recommended a final dividend, which is subject to approval by the shareholders at the annual general meeting on 18 May 2023, of 1.60 pence per ordinary share (2021: 1.33 pence per ordinary share), equivalent to £1,062 million, before the impact of any cancellations of shares under the Group’s announced buyback programme (2021: £930 million, following cancellations of shares under the Group’s 2022 buyback programme up to the record date), which will be paid on 23 May 2023. These financial statements do not reflect the recommended dividend.
Dividends paid during the year were as follows:

	2022 pence per share	2021 pence per share	2020 pence per share	2022 £m	2021 £m	2020 £m
Final dividend recommended by directors at previous year end	1.33	0.57	–	930	404	–
Interim dividend paid in the year	0.80	0.67	–	545	473	–
	2.13	1.24	–	1,475	877	–
The trustees of the following holdings of Lloyds Banking Group plc shares in relation to employee share schemes retain the right to receive dividends but have chosen to waive their entitlement to the dividends on those shares as indicated: the Lloyds Banking Group Share Incentive Plan (holding at 31 December 2022: 32,377,089 shares, 31 December 2021: 16,514,487 shares, waived rights to all dividends) and the Lloyds Banking Group Employee Share Ownership Trust (holding at 31 December 2022: 311,540,740 shares, 31 December 2021: 9,998,474 shares, waived rights to all dividends).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 45: SHARE-BASED PAYMENTS
Charge to the income statement
The charge to the income statement is set out below:

	2022 £m	2021 £m	2020 £m
Deferred bonus plan	289	179	81
Executive and SAYE plans:
Options granted in the year	10	10	13
Options granted in prior years	42	37	62
	52	47	75
Share plans:
Shares granted in the year	9	18	16
Shares granted in prior years	26	24	24
	35	42	40
Total charge to the income statement	376	268	196
During the year ended 31 December 2022 the Group operated the following share-based payment schemes, all of which are mainly equity settled.
Group Performance Share plan
The Group operates a Group Performance Share plan that is part equity settled. Bonuses in respect of employee service in 2022 have been recognised in the charge in line with the proportion of the deferral period completed.
Save-As-You-Earn schemes
Eligible employees may enter into contracts through the Save-As-You-Earn (SAYE) schemes to save up to £500 per month and, at the expiry of a fixed term of three years, have the option to use these savings within six months of the expiry of the fixed term to acquire shares in the Group at a discounted price of no less than 90 per cent of the market price at the start of the invitation period.
Movements in the number of share options outstanding under the SAYE schemes are set out below:

	2022		2021
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	1,180,563,291	30.63	1,120,138,915	30.39
Granted	217,611,519	39.38	236,923,744	39.40
Exercised	(23,359,526)	37.75	(6,924,434)	30.57
Forfeited	(20,961,259)	29.20	(22,815,078)	28.78
Cancelled	(47,687,607)	33.88	(51,479,310)	32.57
Expired	(49,248,343)	46.29	(95,280,546)	49.03
Outstanding at 31 December	1,256,918,075	31.30	1,180,563,291	30.63
Exercisable at 31 December	263,302	47.92	336,561	51.03
The weighted average share price at the time that the options were exercised during 2022 was £0.49 (2021: £0.47). The weighted average remaining contractual life of options outstanding at the end of the year was 1.88 years (2021: 2.46 years).
The weighted average fair value of SAYE options granted during 2022 was £0.07 (2021: £0.09). The fair values of the SAYE options have been determined using a standard Black-Scholes model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 45: SHARE-BASED PAYMENTS continued
Other share option plans
Executive Share Plans - buyout and retention awards
Share options may be granted to senior employees under the Lloyds Banking Group Executive Share Plan 2003, Lloyds Banking Group Executive Group Ownership Share Plan and the Deferred Bonus Scheme 2021 specifically to facilitate recruitment (to compensate new recruits for any lost share awards), and also to make grants to key individuals for retention purposes. In some instances, grants may be made subject to individual performance conditions.
Participants are not entitled to any dividends paid during the vesting period.

	2022		2021
	Number of options	Weighted average exercise price (pence)	Number of options	Weighted average exercise price (pence)
Outstanding at 1 January	14,032,762	Nil	8,477,084	Nil
Granted	10,278,224	Nil	13,610,204	Nil
Exercised	(3,333,322)	Nil	(7,110,663)	Nil
Vested	–	Nil	–	Nil
Forfeited	(33,409)	Nil	(385,184)	Nil
Lapsed	(477,784)	Nil	(558,679)	Nil
Outstanding at 31 December	20,466,471	Nil	14,032,762	Nil
Exercisable at 31 December	1,638,202	Nil	708,939	Nil
The weighted average fair value of options granted in the year was £0.44 (2021: £0.42). The fair values of options granted have been determined using a standard Black-Scholes model. The weighted average share price at the time that the options were exercised during 2022 was £0.46 (2021: £0.43). The weighted average remaining contractual life of options outstanding at the end of the year was 6.0 years (2021: 6.3 years).
Included in the above are awards to the Chief Financial Officer and the Group Chief Executive.
William Chalmers joined the Group on 3 June 2019 and was appointed as Chief Financial Officer on 1 August 2019. He was granted deferred share awards over 4,086,632 shares, to replace unvested awards from his former employer, Morgan Stanley, that were forfeited as a result of him joining the Group.

	2022 Number of shares	2021 Number of shares
Outstanding at 1 January	686,085	1,810,712
Exercised	(686,085)	(1,124,627)
Outstanding at 31 December	–	686,085
Charlie Nunn joined the Group on 16 August 2021 as Group Chief Executive. He was granted deferred share awards over 8,301,708 shares to replace unvested awards from his former employer, HSBC, that were forfeited as a result of him joining the Group.

	2022 Number of shares	2021 Number of shares
Outstanding at 1 January	7,444,787	–
Granted	–	8,301,708
Exercised	(859,340)	(856,921)
Outstanding at 31 December	6,585,447	7,444,787
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
At the end of the performance period for the 2019 grant, the targets had not been fully met and therefore these awards vested in 2022 at a rate of 41.80 per cent.

	2022 Number of shares	2021 Number of shares
Outstanding at 1 January	350,873,627	533,987,527
Granted	–	–
Vested	(50,703,778)	(39,621,415)
Forfeited	(98,741,356)	(144,437,243)
Dividend award	966,016	944,758
Outstanding at 31 December	202,394,509	350,873,627

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 45: SHARE-BASED PAYMENTS continued
Awards in respect of the 2020 grant are due to vest in 2023 at a rate of 43.70 per cent. In previous years participants were entitled to any dividends paid in the vesting period. However, following a regulatory change prohibiting the payment of dividends on such awards, the number of shares awarded has been determined by applying a discount factor to the share price on award to exclude the value of estimated future dividends.
Lloyds Banking Group Long Term Share Plan
The plan, introduced in 2021, replaced the Executive Group Ownership Share Plan and is intended to provide alignment to the Group’s aim of delivering sustainable returns to shareholders, supported by its values and behaviours.

	2022 Number of shares	2021 Number of shares
Outstanding at 1 January	77,883,068	–
Granted	108,513,202	83,456,304
Vested	–	–
Forfeited	(14,448,527)	(5,573,236)
Dividend award	–	–
Outstanding at 31 December	171,947,743	77,883,068
The weighted average fair value of awards granted in the year was £0.36 (2021: £0.36).
Assumptions at 31 December 2022
The fair value calculations at 31 December 2022 for grants made in the year, using Black-Scholes models and Monte Carlo simulation, are based on the following assumptions:

	SAYE	Executive Share Plans	Long Term Share Plan
Weighted average risk-free interest rate	4.33%	3.20%	1.01%
Weighted average expected life	3.3 years	1.2 years	3.6 years
Weighted average expected volatility	28%	27%	33%
Weighted average expected dividend yield	5.3%	5.3%	5.3%
Weighted average share price	£0.42	£0.47	£0.43
Weighted average exercise price	£0.39	Nil	Nil
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
Share Incentive Plans
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
No award was made in 2022.
On 25 March 2021, the Group made an award of 1,017 shares to all eligible employees. The number of shares awarded was 67,658,976, with an average fair value of £0.42 based on the market price at the date of award.
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
The number of shares awarded relating to matching shares in 2022 was 43,378,504 (2021: 46,621,026), with an average fair value of £0.45 (2021: £0.44), based on market prices at the date of award.
Fixed share awards
Fixed share awards were introduced in 2014 in order to ensure that total fixed remuneration is commensurate with role and to provide a competitive reward package for certain Lloyds Banking Group employees, with an appropriate balance of fixed and variable remuneration, in line with regulatory requirements. The fixed share awards are delivered in Lloyds Banking Group plc shares, and were initially released over five years with 20 per cent being released each year following the year of award. From June 2020, the fixed share awards are released over three years with one third being released each year following the year of award. The number of shares purchased in relation to fixed share awards in 2022 was 7,261,080 (2021: 8,320,948) with an average fair value of £0.47 (2021: £0.45) based on market prices at the date of the award.
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
The table below details, on an aggregated basis, key management personnel compensation:

	2022 £m	2021 £m	2020 £m
Compensation
Salaries and other short-term benefits	12	10	13
Post-employment benefits	–	–	–
Share-based payments	16	15	13
Total compensation	28	25	26
Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £nil (2021: £nil; 2020: £nil).

	2022 million	2021 million	2020 million
Share option plans
At 1 January	–	–	–
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	–	–	–
Exercised/lapsed (includes entitlements of former key management personnel)	–	–	–
At 31 December	–	–	–

	2022 million	2021 million	2020 million
Share plans
At 1 January	74	117	101
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	29	19	46
Exercised/lapsed (includes entitlements of former key management personnel)	(31)	(62)	(30)
At 31 December	72	74	117
The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2022 £m	2021 £m	2020 £m
Loans
At 1 January	3	2	2
Advanced (includes loans to appointed key management personnel)	1	1	–
Repayments (includes loans to former key management personnel)	(2)	–	–
At 31 December	2	3	2
The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 1.01 per cent and 30.15 per cent in 2022 (2021: 0.39 per cent and 22.93 per cent; 2020: 0.39 per cent and 24.20 per cent).
No provisions have been recognised in respect of loans given to key management personnel (2021 and 2020: £nil).

	2022 £m	2021 £m	2020 £m
Deposits
At 1 January	11	10	23
Placed (includes deposits of appointed key management personnel)	37	26	25
Withdrawn (includes deposits of former key management personnel)	(38)	(25)	(38)
At 31 December	10	11	10
Deposits placed by key management personnel attracted interest rates of up to 5.0 per cent (2021: 1.0 per cent; 2020: 2.0 per cent).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 46: RELATED PARTY TRANSACTIONS continued
At 31 December 2022, the Group did not provide any guarantees in respect of key management personnel (2021 and 2020: none).
At 31 December 2022, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £2.0 thousand with two directors and no connected persons (2021: £0.9 million with two directors and one connected person; 2020: £0.6 million with four directors and two connected persons).
Subsidiaries
In accordance with IFRS 10 Consolidated Financial Statements, transactions and balances with subsidiaries have been eliminated on consolidation.
Pension funds
The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2022, customer deposits of £155 million (2021: £480 million) related to the Group’s pension funds. As disclosed in note 35, the Group’s main pension funds have entered into a longevity insurance arrangement that was structured as a pass-through involving Scottish Widows.
Collective investment vehicles
The Group manages 125 (2021: 145) collective investment vehicles, such as Open-Ended Investment Companies (OEICs) and of these 73 (2021: 73) are consolidated. The Group invested £196 million (2021: £427 million) and redeemed £486 million (2021: £820 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £1,491 million (2021: £1,965 million) at 31 December. The Group earned fees of £80 million from the unconsolidated collective investment vehicles during 2022 (2021: £96 million).
Joint ventures and associates
At 31 December 2022 there were loans and advances to customers of £21 million (2021: £14 million) outstanding and balances within customer deposits of £58 million (2021: £22 million) relating to joint ventures and associates.
During the year the Group paid fees of £5 million (2021: £7 million) to its Schroders Personal Wealth joint venture and also made payments of £18 million (2021: £10 million) under the terms of agreements put in place on the establishment of the joint venture.
In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2022, these companies had total assets of £4,709 million (2021: £3,889 million), total liabilities of £5,557 million (2021: £4,412 million) and for the year ended 31 December 2022 had turnover of £4,196 million (2021: £3,686 million) and made a net loss of £228 million (2021: net loss of £187 million). In addition, the Group has provided £1,466 million (2021: £1,265 million) of financing to these companies on which it received £98 million (2021: £86 million) of interest income in the year.
NOTE 47: CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
•Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal’s finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)
•Litigation brought on behalf of UK consumers in the English Courts against Mastercard
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.
LIBOR and other trading rates
Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.
Certain Group companies are also named as defendants in (i) UK-based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 47: CONTINGENT LIABILITIES, COMMITMENTS AND GUARANTEES continued
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group’s interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2023. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £875 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £295 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
Motor commission review
Following the FCA’s Motor Market review, the Group has received a number of complaints, some of which are with the Financial Ombudsman Service, in respect of commission arrangements. It is currently not possible to predict the ultimate outcome of the complaints, including the financial impact or the scope or nature of remediation requirements, if any, or any related challenges to the interpretation or validity of any of the Group’s historical motor commission arrangements.
Other legal actions and regulatory matters
In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, which could relate to a number of issues, including financial, environmental or other regulatory matters, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established based on management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However, the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 37.
Contingent liabilities, commitments and guarantees arising from the banking business

	2022 £m	2021 £m
Contingent liabilities
Acceptances and endorsements	58	191
Other:
Other items serving as direct credit substitutes	781	510
Performance bonds, including letters of credit, and other transaction-related contingencies	2,147	2,043
	2,928	2,553
Total contingent liabilities	2,986	2,744
The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect.

	2022 £m	2021 £m
Commitments and guarantees
Forward asset purchases and forward deposits placed	39	61
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	17,144	17,807
Other commitments and guarantees	79,925	88,454
	97,069	106,261
1 year or over original maturity	46,687	36,411
Total commitments and guarantees	143,795	142,733
Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £74,692 million (2021: £71,158 million) was irrevocable.
Capital commitments
Excluding commitments in respect of investment property (note 26), capital expenditure contracted but not provided for at 31 December 2022 amounted to £1,663 million (2021: £1,034 million). Of this amount, £1,663 million (2021: £1,034 million) related to assets to be leased to customers under operating leases. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 48: STRUCTURED ENTITIES
The Group’s interests in structured entities are both consolidated and unconsolidated. Details of the Group’s interests in consolidated structured entities are set out in note 30 for securitisations and covered bond vehicles, note 35 for structured entities associated with the Group’s pension schemes, and below in part (A) and (B). Details of the Group’s interests in unconsolidated structured entities are included below in part (C).
(A)    Asset-backed conduits
In addition to the structured entities discussed in note 30, which are used for securitisation and covered bond programmes, the Group sponsors an active asset-backed conduit, Cancara, which invests in client receivables and debt securities. The total consolidated exposure of Cancara at 31 December 2022 was £2,357 million (2021: £1,745 million), comprising £1,464 million of loans and advances (2021: £889 million), £850 million of debt securities (2021: £780 million) and £43 million of financial assets at fair value through profit or loss (2021: £76 million).
All lending assets and debt securities held by the Group in Cancara are restricted in use, as they are held by the collateral agent for the benefit of the commercial paper investors and the liquidity providers only. The Group provides liquidity facilities to Cancara under terms that are usual and customary for standard lending activities in the normal course of the Group’s banking activities. During 2022 there have continued to be planned drawdowns on certain liquidity facilities for balance sheet management purposes, supporting the programme to provide funding alongside the proceeds of the asset-backed commercial paper issuance. The Group could be asked to provide support under the contractual terms of these arrangements including, for example, if Cancara experienced a shortfall in external funding, which may occur in the event of market disruption.
The external assets in Cancara are consolidated in the Group’s financial statements.
(B)    Consolidated collective investment vehicles and limited partnerships
The assets of the Insurance business held in consolidated collective investment vehicles, such as Open-Ended Investment Companies and limited partnerships, are not directly available for use by the Group. However, the Group’s investment in the majority of these collective investment vehicles is readily realisable. As at 31 December 2022, the total carrying value of these consolidated collective investment vehicle assets and liabilities held by the Group was £54,749 million (2021: £60,352 million).
The Group has no contractual arrangements (such as liquidity facilities) that would require it to provide financial or other support to the consolidated collective investment vehicles; the Group has not previously provided such support and has no current intentions to provide such support.
(C)    Unconsolidated collective investment vehicles and limited partnerships
The Group’s direct interests in unconsolidated structured entities comprise investments in collective investment vehicles, such as Open-Ended Investment Companies, and limited partnerships with a total carrying value of £68,913 million at 31 December 2022 (2021: £74,916 million), included within financial assets designated at fair value through profit and loss (see note 16). These investments include both those entities managed by third parties and those managed by the Group. At 31 December 2022, the total asset value of these unconsolidated structured entities, including the portion in which the Group has no interest, was £2,176 billion (2021: £2,597 billion).
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
The Group earns fees from managing the investments of these funds. The investment management fees that the Group earned from these entities, including those in which the Group held no ownership interest at 31 December 2022, are reported in note 6.

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

	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Insurance- related contracts £m
		Held for trading £m	Other £m					Total £m
At 31 December 2022
Financial assets
Cash and balances at central banks	–	–	–	–	–	91,388	–	91,388
Items in the course of collection from banks	–	–	–	–	–	242	–	242
Financial assets at fair value through profit or loss	–	14,216	166,393	–	–	–	–	180,609
Derivative financial instruments	75	24,678	–	–	–	–	–	24,753
Loans and advances to banks	–	–	–	–	–	10,632	–	10,632
Loans and advances to customers	–	–	–	–	–	454,899	–	454,899
Reverse repurchase agreements	–	–	–	–	–	44,865	–	44,865
Debt securities	–	–	–	–	–	9,926	–	9,926
Financial assets at amortised cost	–	–	–	–	–	520,322	–	520,322
Financial assets at fair value through other comprehensive income	–	–	–	–	23,154	–	–	23,154
Reinsurance assets	–	–	–	–	–	–	616	616
Total financial assets	75	38,894	166,393	–	23,154	611,952	616	841,084
Financial liabilities
Deposits from banks	–	–	–	–	–	7,266	–	7,266
Customer deposits	–	–	–	–	–	475,331	–	475,331
Repurchase agreements at amortised cost	–	–	–	–	–	48,596	–	48,596
Items in course of transmission to banks	–	–	–	–	–	372	–	372
Financial liabilities at fair value through profit or loss	–	12,577	–	5,178	–	–	–	17,755
Derivative financial instruments	527	23,515	–	–	–	–	–	24,042
Notes in circulation	–	–	–	–	–	1,280	–	1,280
Debt securities in issue	–	–	–	–	–	73,819	–	73,819
Liabilities arising from insurance contracts and participating investment contracts	–	–	–	–	–	–	106,893	106,893
Liabilities arising from non-participating investment contracts	–	–	–	42,975	–	–	–	42,975
Other	–	–	–	–	–	1,317	248	1,565
Subordinated liabilities	–	–	–	–	–	10,730	–	10,730
Total financial liabilities	527	36,092	–	48,153	–	618,711	107,141	810,624

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 49: FINANCIAL INSTRUMENTS continued

	Derivatives designated as hedging instruments £m	Mandatorily held at fair value through profit or loss		Designated at fair value through profit or loss £m	At fair value through other comprehensive income £m	Held at amortised cost £m	Insurance- related contracts £m
		Held for trading £m	Other £m					Total £m
At 31 December 2021
Financial assets
Cash and balances at central banks	–	–	–	–	–	76,420	–	76,420
Items in the course of collection from banks	–	–	–	–	–	147	–	147
Financial assets at fair value through profit or loss	–	21,760	185,011	–	–	–	–	206,771
Derivative financial instruments	86	21,965	–	–	–	–	–	22,051
Loans and advances to banks	–	–	–	–	–	7,001	–	7,001
Loans and advances to customers	–	–	–	–	–	448,567	–	448,567
Reverse repurchase agreements	–	–	–	–	–	54,753	–	54,753
Debt securities	–	–	–	–	–	6,835	–	6,835
Financial assets at amortised cost	–	–	–	–	–	517,156	–	517,156
Financial assets at fair value through other comprehensive income	–	–	–	–	28,137	–	–	28,137
Reinsurance assets	–	–	–	–	–	–	759	759
Total financial assets	86	43,725	185,011	–	28,137	593,723	759	851,441
Financial liabilities
Deposits from banks	–	–	–	–	–	7,647	–	7,647
Customer deposits	–	–	–	–	–	476,344	–	476,344
Repurchase agreements at amortised cost	–	–	–	–	–	31,125	–	31,125
Items in course of transmission to banks	–	–	–	–	–	316	–	316
Financial liabilities at fair value through profit or loss	–	16,582	–	6,541	–	–	–	23,123
Derivative financial instruments	327	17,733	–	–	–	–	–	18,060
Notes in circulation	–	–	–	–	–	1,321	–	1,321
Debt securities in issue	–	–	–	–	–	71,552	–	71,552
Liabilities arising from insurance contracts and participating investment contracts	–	–	–	–	–	–	123,423	123,423
Liabilities arising from non-participating investment contracts	–	–	–	45,040	–	–	–	45,040
Other	–	–	–	–	–	1,475	308	1,783
Subordinated liabilities	–	–	–	–	–	13,108	–	13,108
Total financial liabilities	327	34,315	–	51,581	–	602,888	123,731	812,842

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 49: FINANCIAL INSTRUMENTS continued
(2)    Fair value measurement
Fair value is the price that would be received on sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a measure as at a specific date and may be significantly different from the amount which will actually be paid or received on maturity or settlement date.
Wherever possible, fair values have been calculated using unadjusted quoted market prices in active markets for identical instruments to those held by the Group. Where quoted market prices are not available, or are unreliable because of poor liquidity, fair values have been determined using valuation techniques which, to the extent possible, use market observable inputs, but in some cases use non-market observable inputs. Valuation techniques used include discounted cash flow analysis and pricing models and, where appropriate, comparison to instruments with characteristics similar to those of the instruments held by the Group. The Group measures valuation adjustments for its derivative exposures on the same basis as the derivatives are managed.
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
Level 3
Level 3 portfolios are those where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data. Such instruments would include the Group’s venture capital and unlisted equity investments which are valued using various valuation techniques that require significant management judgement in determining appropriate assumptions, including earnings multiples and estimated future cash flows. Certain of the Group’s asset-backed securities, loans and advances recognised at fair value and derivatives are also classified as level 3.
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
Valuation hierarchy
At 31 December 2022, the Group’s financial assets carried at fair value, excluding derivatives, totalled £203,763 million (2021: £234,908 million). The table below analyses these financial assets by balance sheet classification, asset type and valuation methodology (level 1, 2 or 3, as described on page F-107). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2022
Financial assets at fair value through profit or loss
Loans and advances to banks	–	3,345	–	3,345
Loans and advances to customers	–	13,644	7,883	21,527
Debt securities:
Government securities	10,050	7	–	10,057
Other public sector securities	–	2,516	–	2,516
Bank and building society certificates of deposit	–	7,133	–	7,133
Asset-backed securities:
Mortgage-backed securities	–	235	–	235
Other asset-backed securities	–	122	63	185
Corporate and other debt securities	77	16,105	1,739	17,921
	10,127	26,118	1,802	38,047
Treasury and other bills	62	–	–	62
Contracts held with reinsurers	–	10,906	–	10,906
Equity shares	105,103	–	1,619	106,722
Total financial assets at fair value through profit or loss	115,292	54,013	11,304	180,609
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	10,854	357	–	11,211
Asset-backed securities	–	87	59	146
Corporate and other debt securities	536	10,978	–	11,514
	11,390	11,422	59	22,871
Treasury and other bills	–	–	–	–
Equity shares	–	–	283	283
Total financial assets at fair value through other comprehensive income	11,390	11,422	342	23,154
Total financial assets carried at fair value, excluding derivatives	126,682	65,435	11,646	203,763

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 49: FINANCIAL INSTRUMENTS continued

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2021
Financial assets at fair value through profit or loss
Loans and advances to banks	–	4,170	–	4,170
Loans and advances to customers	–	15,575	9,793	25,368
Debt securities:
Government securities	17,668	12	–	17,680
Other public sector securities	–	2,731	–	2,731
Bank and building society certificates of deposit	–	6,297	–	6,297
Asset-backed securities:
Mortgage-backed securities	–	433	–	433
Other asset-backed securities	–	177	98	275
Corporate and other debt securities	–	18,123	1,679	19,802
	17,668	27,773	1,777	47,218
Treasury and other bills	19	–	–	19
Contracts held with reinsurers	–	12,371	–	12,371
Equity shares	115,882	–	1,743	117,625
Total financial assets at fair value through profit or loss	133,569	59,889	13,313	206,771
Financial assets at fair value through other comprehensive income
Debt securities:
Government securities	14,613	–	–	14,613
Asset-backed securities	–	–	70	70
Corporate and other debt securities	644	12,490	–	13,134
	15,257	12,490	70	27,817
Treasury and other bills	85	–	–	85
Equity shares	–	–	235	235
Total financial assets at fair value through other comprehensive income	15,342	12,490	305	28,137
Total financial assets carried at fair value, excluding derivatives	148,911	72,379	13,618	234,908
Movements in level 3 portfolio
The table below analyses movements in level 3 financial assets, excluding derivatives, carried at fair value (recurring measurement).

	2022			2021
	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Total level 3 assets carried at fair value, excluding derivatives (recurring basis) £m
At 1 January	13,313	305	13,618	15,046	346	15,392
Exchange and other adjustments	15	3	18	4	(11)	(7)
(Losses) gains recognised in the income statement within other income	(1,609)	(2)	(1,611)	183	–	183
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	–	44	44	–	69	69
Purchases/increases to customer loans	959	3	962	1,709	8	1,717
Sales/repayments of customer loans	(1,320)	(11)	(1,331)	(2,765)	(107)	(2,872)
Transfers into the level 3 portfolio	197	–	197	171	–	171
Transfers out of the level 3 portfolio	(251)	–	(251)	(1,035)	–	(1,035)
At 31 December	11,304	342	11,646	13,313	305	13,618
Losses recognised in the income statement, within other income, relating to the change in fair value of those assets held at 31 December	(1,596)	–	(1,596)	(71)	–	(71)

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
•A number of earnings multiples are used in valuing the portfolio including price earnings, earnings before interest and tax and earnings before interest, tax, depreciation and amortisation. The particular multiple selected is appropriate for the size and type of business being valued and is derived by reference to the current market-based multiple. Consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting the appropriate multiple
•Discounted cash flow valuations use estimated future cash flows, usually based on management forecasts, with the application of appropriate exit yields or terminal multiples and discounted using rates appropriate to the specific investment, business sector or recent economic rates of return. Recent transactions involving the sale of similar businesses may sometimes be used as a frame of reference in deriving an appropriate multiple
•For fund investments the most recent capital account value calculated by the fund manager is used as the basis for the valuation and adjusted, if necessary, to align valuation techniques with the Group’s valuation policy
Unlisted equity investments and investments in property partnerships held in the life assurance funds are valued using third-party valuations. Management take account of any pertinent information, such as recent transactions and information received on particular investments, to adjust the third-party valuations where necessary.
(B)    Financial liabilities, excluding derivatives
Valuation hierarchy
At 31 December 2022, the Group’s financial liabilities carried at fair value, excluding derivatives, comprised its financial liabilities at fair value through profit or loss and totalled £17,755 million (2021: £23,123 million). The table below analyses these financial liabilities by balance sheet classification and valuation methodology (level 1, 2 or 3, as described on page F-107). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and 2 during the year.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
At 31 December 2022
Financial liabilities at fair value through profit or loss
Debt securities and other liabilities designated at fair value through profit or loss	–	5,133	45	5,178
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	11,037	–	11,037
Short positions in securities	1,505	35	–	1,540
	1,505	11,072	–	12,577
Total financial liabilities carried at fair value, excluding derivatives	1,505	16,205	45	17,755
At 31 December 2021
Financial liabilities at fair value through profit or loss
Debt securities in issue designated at fair value through profit or loss	–	6,504	37	6,541
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	14,962	–	14,962
Short positions in securities	1,569	51	–	1,620
	1,569	15,013	–	16,582
Total financial liabilities carried at fair value, excluding derivatives	1,569	21,517	37	23,123
The Group’s non-participating investment contracts (see note 33) were all categorised as level 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 49: FINANCIAL INSTRUMENTS continued
Movements in level 3 portfolio
The table below analyses movements in the level 3 financial liabilities portfolio, excluding derivatives.

	2022 £m	2021 £m
At 1 January	37	45
Gains recognised in the income statement within other income	(4)	(5)
Additions	33	4
Redemptions	(3)	(7)
Transfers out of the level 3 portfolio	(18)	–
At 31 December	45	37
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 31 December	(4)	(4)
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
In the year ended 31 December 2022, the own credit adjustment arising from the fair valuation of £5,178 million (2021: £6,541 million) of the Group’s debt securities in issue designated at fair value through profit or loss resulted in a gain of £519 million (2021: loss of £86 million), before tax, recognised in other comprehensive income.
Trading liabilities in respect of securities sold under repurchase agreements
The fair value of these liabilities is determined using discounted cash flow techniques. The discount rates are derived from observable repurchase agreement rate curves specific to the type of security sold under the repurchase agreement.
(C)    Derivatives
Valuation hierarchy
All of the Group’s derivative assets and liabilities are carried at fair value. At 31 December 2022, such assets totalled £24,753 million (2021: £22,051 million) and liabilities totalled £24,042 million (2021: £18,060 million). The table below analyses these derivative balances by valuation methodology (level 1, 2 or 3, as described on page F-107). The fair value measurement approach is recurring in nature. There were no significant transfers between level 1 and level 2 during the year.

	2022				2021
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative assets	78	24,122	553	24,753	44	21,114	893	22,051
Derivative liabilities	(39)	(23,395)	(608)	(24,042)	(62)	(17,054)	(944)	(18,060)
Movements in level 3 portfolio
The table below analyses movements in level 3 derivative assets and liabilities carried at fair value.

	2022		2021
	Derivative assets £m	Derivative liabilities £m	Derivative assets £m	Derivative liabilities £m
At 1 January	893	(944)	981	(1,374)
Exchange and other adjustments	47	(37)	(4)	4
Gains (losses) recognised in the income statement within other income	72	204	(182)	292
Purchases (additions)	48	(46)	214	(328)
(Sales) redemptions	(21)	38	(116)	462
Transfers out of the level 3 portfolio	(486)	177	–	–
At 31 December	553	(608)	893	(944)
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets or liabilities held at 31 December	222	125	(219)	324
Valuation methodology for derivatives
Where the Group’s derivative assets and liabilities are not traded on an exchange, they are valued using valuation techniques, including discounted cash flow and options pricing models, as appropriate. The types of derivatives classified as level 2 and the valuation techniques used include:
•Interest rate swaps which are valued using discounted cash flow models; the most significant inputs into those models are interest rate yield curves which are developed from publicly quoted rates
•Foreign exchange derivatives that do not contain options which are priced using rates available from publicly quoted sources
•Credit derivatives which are valued using standard models with observable inputs, except for the items classified as level 3, which are valued using publicly available yield and credit default swap (CDS) curves
•Less complex interest rate and foreign exchange option products which are valued using volatility surfaces developed from publicly available interest rate cap, interest rate swaption and other option volatilities; option volatility skew information is derived from a market standard consensus pricing service. For more complex option products, the Group calibrates its models using observable at-the-money data; where necessary, the Group adjusts for out-of-the-money positions using a market standard consensus pricing service

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 49: FINANCIAL INSTRUMENTS continued
Complex interest rate and foreign exchange products where inputs to the valuation are significant, material and unobservable are classified as level 3.
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
(i)    Uncollateralised derivative valuation adjustments
The following table summarises the movement on this valuation adjustment account during 2021 and 2022:

	2022 £m	2021 £m
At 1 January	456	474
Income statement credit	(75)	(18)
At 31 December	381	456
Represented by:

	2022 £m	2021 £m
Credit Valuation Adjustment	294	306
Debit Valuation Adjustment	(55)	(26)
Funding Valuation Adjustment	142	176
	381	456
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
The CVA is sensitive to:
•The current size of the mark-to-market position on the uncollateralised asset
•Expectations of future market volatility of the underlying asset
•Expectations of counterparty creditworthiness
Market Credit Default Swap (CDS) spreads are used to develop the probability of default for quoted counterparties. For unquoted counterparties, internal credit ratings and market sector CDS curves and recovery rates are used. The loss given default (LGD) is based on market recovery rates and internal credit assessments.
The combination of a one-notch deterioration in the credit rating of derivative counterparties and a ten per cent increase in LGD increases the CVA by £73 million. Current market value is used to estimate the projected exposure for products not supported by the model, which are principally complex interest rate options that are traded in very low volumes. For these, the CVA is calculated on an add-on basis (although no such adjustment was required at 31 December 2022).
The DVA is sensitive to:
•The current size of the mark-to-market position on the uncollateralised liability
•Expectations of future market volatility of the underlying liability
•The Group’s own CDS spread
A one per cent rise in the CDS spread would lead to an increase in the DVA of £109 million.
The risk exposures that are used for the CVA and DVA calculations are strongly influenced by interest rates. Due to the nature of the Group’s business the CVA/DVA exposures tend to be on average the same way around such that the valuation adjustments fall when interest rates rise. A one per cent rise in interest rates would lead to a £51 million fall in the overall valuation adjustment to £188 million. The CVA model used by the Group does not assume any correlation between the level of interest rates and default rates.
The Group has also recognised a Funding Valuation Adjustment to adjust for the net cost of funding uncollateralised derivative positions. This adjustment is calculated on the expected future exposure discounted at a suitable cost of funds. A ten basis points increase in the cost of funds will increase the funding valuation adjustment by £13 million.
(ii)    Market liquidity
The Group includes mid to bid-offer valuation adjustments against the expected cost of closing out the net market risk in the Group’s trading positions within a time frame that is consistent with historical trading activity and spreads that the trading desks have accessed historically during the ordinary course of business in normal market conditions.
At 31 December 2022, the Group’s derivative trading business held mid to bid-offer valuation adjustments of £61 million (2021: £63 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 49: FINANCIAL INSTRUMENTS continued
(D)    Sensitivity of level 3 valuations

			2022			2021
				Effect of reasonably possible alternative assumptions[1]			Effect of reasonably possible alternative assumptions[1]
	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m	Carrying value £m	Favourable changes £m	Unfavourable changes £m
Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-50bps/+289bps)[4]	7,883	356	(385)	9,793	502	(460)
Debt securities	Discounted cash flows	Credit spreads (+/- 6%)[5]	162	9	(9)	191	13	(13)
Equity and venture capital investments	Market approach	Earnings multiple (1.9/15.2)[6]	1,907	84	(84)	1,692	191	(191)
	Underlying asset/net asset value (incl. property prices)[3]	n/a	771	81	(88)	892	123	(131)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows[3]	n/a	581	2	(33)	745	22	(16)
			11,304			13,313
Financial assets at fair value through other comprehensive income
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	59	–	–	70	4	(4)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)[3]	n/a	283	15	(15)	235	14	(14)
			342			305
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility (17%/105%)[7]	553	9	(7)	893	10	(23)
Level 3 financial assets carried at fair value			12,199			14,511
Financial liabilities at fair value through profit or loss
Securitisation notes and other	Discounted cash flows	Interest rate spreads (+/– 50bps)[8]	45	1	(1)	37	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (17%/105%)[7]	608	–	–	944	–	–
Level 3 financial liabilities carried at fair value			653			981
1    Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2    Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
3    Underlying asset/net asset values represent fair value.
4    2021: -50bps/213bps
5    2021: +/-7%
6    2021: 3.5/14.9
7    2021: 13%/168%
8    2021: +/-50bps

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 49: FINANCIAL INSTRUMENTS continued
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are as follows:
•Interest rates and inflation rates are referenced in some derivatives where the payoff that the holder of the derivative receives depends on the behaviour of those underlying references through time
•Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value
•Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes
•Earnings multiples are used to value certain unlisted equity investments. The earnings multiples used are derived from those of listed entities operating in the same sector with adjustments made for factors such as the size of the company and the quality of its earnings. The majority of the Group’s venture capital investments are valued using an estimate of the company’s maintainable earnings before interest, tax, depreciation and amortisation and in accordance with the International Private Equity and Venture Capital Valuation Guidelines. A higher earnings multiple will result in a higher fair value
Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships.
Debt securities
Reasonably possible alternative assumptions have been determined in respect of the Group’s structured credit investments by flexing credit spreads.
Derivatives
Reasonably possible alternative assumptions have been determined in respect of swaptions in the Group’s derivative portfolios which are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatilities have been flexed within a range of 17 per cent to 105 per cent (2021: 13 per cent to 168 per cent).
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
•For valuations derived from earnings multiples, consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting an appropriate multiple
•The discount rates used in discounted cash flow valuations
•In line with International Private Equity and Venture Capital Guidelines, the values of underlying investments in fund investment portfolios
(4)    Financial assets and liabilities carried at amortised cost
(A)    Financial assets
Valuation hierarchy
The table below analyses the fair values of those financial assets of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-107). Financial assets carried at amortised cost are mainly classified as level 3 due to significant unobservable inputs used in the valuation models. Where inputs are observable, debt securities are classified as level 1 or 2.

	Carrying value £m	Fair value £m	Valuation hierarchy
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2022
Loans and advances to banks	10,632	10,632	–	–	10,632
Loans and advances to customers:
Stage 1	380,291	376,056	–	–	376,056
Stage 2	59,356	58,672	–	–	58,672
Stage 3	5,883	5,974	–	–	5,974
Purchased or originated credit-impaired	9,369	9,369	–	–	9,369
	454,899	450,071	–	–	450,071
Reverse repurchase agreements	44,865	44,865	–	44,865	–
Debt securities	9,926	9,930	167	9,647	116
Financial assets at amortised cost	520,322	515,498	167	54,512	460,819

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 49: FINANCIAL INSTRUMENTS continued

	Carrying value £m	Fair value £m	Valuation hierarchy
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2021
Loans and advances to banks	7,001	6,997	–	–	6,997
Loans and advances to customers:
Stage 1	399,121	401,537	–	–	401,537
Stage 2	33,817	34,617	–	–	34,617
Stage 3	4,862	4,851	–	–	4,851
Purchased or originated credit-impaired	10,767	10,767	–	–	10,767
	448,567	451,772	–	–	451,772
Reverse repurchase agreements	54,753	54,753	–	54,753	–
Debt securities	6,835	6,876	–	6,739	137
Financial assets at amortised cost	517,156	520,398	–	61,492	458,906
Valuation methodology
Loans and advances to banks
The carrying value of short-dated loans and advances to banks is assumed to be their fair value. The fair value of other loans and advances to banks is estimated by discounting the anticipated cash flows at a market discount rate adjusted for the credit spread of the obligor or, where not observable, the credit spread of borrowers of similar credit quality.
Loans and advances to customers
The Group provides loans and advances to commercial, corporate and personal customers at both fixed and variable rates. Due to their short-term nature, the carrying value of variable rate loans and balances relating to lease financing is assumed to be their fair value.
To determine the fair value of loans and advances to customers, loans are segregated into portfolios of similar characteristics. A number of techniques are used to estimate the fair value of fixed rate lending; these take account of expected credit losses based on historic trends, prevailing market interest rates and expected future cash flows. For retail exposures, fair value is usually estimated by discounting anticipated cash flows (including interest at contractual rates) at market rates for similar loans offered by the Group and other financial institutions. Certain loans secured on residential properties are made at a fixed rate for a limited period, typically two to five years, after which the loans revert to the relevant variable rate. The fair value of such loans is estimated by reference to market rates for similar loans of maturity equal to the remaining fixed interest rate period. The fair value of commercial loans is estimated by discounting anticipated cash flows at a rate which reflects the effects of interest rate changes, adjusted for changes in credit risk.
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
(B)    Financial liabilities
Valuation hierarchy
The table below analyses the fair values of those financial liabilities of the Group which are carried at amortised cost by valuation methodology (level 1, 2 or 3, as described on page F-107).

	Carrying value £m	Fair value £m	Valuation hierarchy
			Level 1 £m	Level 2 £m	Level 3 £m
At 31 December 2022
Deposits from banks	7,266	7,268	–	7,268	–
Customer deposits	475,331	475,147	–	475,147	–
Repurchase agreements at amortised cost	48,596	48,596	–	48,596	–
Debt securities in issue	73,819	71,975	–	71,975	–
Subordinated liabilities	10,730	10,065	–	10,065	–
At 31 December 2021
Deposits from banks	7,647	7,647	–	7,647	–
Customer deposits	476,344	476,506	–	476,506	–
Repurchase agreements at amortised cost	31,125	31,125	–	31,125	–
Debt securities in issue	71,552	74,665	–	74,665	–
Subordinated liabilities	13,108	14,804	–	14,804	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 49: FINANCIAL INSTRUMENTS continued
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
Debt securities in issue
The fair value of short-term debt securities in issue is approximately equal to their carrying value. Fair value for other debt securities in issue is calculated based on quoted market prices where available. Where quoted market prices are not available, fair value is estimated using discounted cash flow techniques at a rate which reflects market rates of interest and the Group’s own credit spread.
Subordinated liabilities
The fair value of subordinated liabilities is determined by reference to quoted market prices where available or by reference to quoted market prices of similar instruments. Subordinated liabilities are classified as level 2, since the inputs used to determine their fair value are largely observable.
(5)    Reclassifications of financial assets
There have been no reclassifications of financial assets in 2021 or 2022.
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

	2022		2021
	Carrying value of transferred assets £m	Carrying value of associated liabilities £m	Carrying value of transferred assets £m	Carrying value of associated liabilities £m
Repurchase and securities lending transactions
Financial assets at fair value through profit or loss	6,370	1,483	4,345	2,030
Financial assets at fair value through other comprehensive income	8,803	6,990	8,085	6,244
Securitisation programmes
Financial assets at amortised cost:
Loans and advances to customers[1]	29,384	2,806	31,406	3,705
1    The carrying value of associated liabilities excludes securitisation notes held by the Group of £22,343 million (31 December 2021: £24,010 million).

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

				Related amounts where set off in the balance sheet not permitted[1]		Potential net amounts if offset of related amounts permitted £m
	Gross amounts of assets and liabilities[2] £m	Amount offset in the balance sheet[3] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m
At 31 December 2022
Financial assets
Financial assets at fair value through profit or loss:
Excluding reverse repurchase agreements	168,828	–	168,828	–	(1,127)	167,701
Reverse repurchase agreements	32,064	(20,283)	11,781	(87)	(11,694)	–
	200,892	(20,283)	180,609	(87)	(12,821)	167,701
Derivative financial instruments	76,437	(51,684)	24,753	(3,951)	(15,839)	4,963
Financial assets at amortised cost:
Loans and advances to banks	10,632	–	10,632	(2,823)	–	7,809
Loans and advances to customers	458,229	(3,330)	454,899	(907)	(2,171)	451,821
Reverse repurchase agreements	55,675	(10,810)	44,865	–	(44,865)	–
Debt securities	9,926	–	9,926	–	–	9,926
	534,462	(14,140)	520,322	(3,730)	(47,036)	469,556
Financial assets at fair value through other comprehensive income	23,154	–	23,154	–	(6,202)	16,952
Financial liabilities
Deposits from banks	7,266	–	7,266	(2,169)	–	5,097
Customer deposits	476,255	(924)	475,331	(1,869)	(2,171)	471,291
Repurchase agreements at amortised cost	59,406	(10,810)	48,596	–	(48,596)	–
Financial liabilities at fair value through profit or loss:
Excluding repurchase agreements	6,718	–	6,718	–	–	6,718
Repurchase agreements	31,320	(20,283)	11,037	–	(11,037)	–
	38,038	(20,283)	17,755	–	(11,037)	6,718
Derivative financial instruments	78,132	(54,090)	24,042	(3,731)	(14,490)	5,821
1    The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respective of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.
2    Net of impairment allowances.
3    The amounts offset in the balance sheet as shown above mainly represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.
The effects of over-collateralisation have not been taken into account in the above table.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 51: OFFSETTING OF FINANCIAL ASSETS AND LIABILITIES continued

				Related amounts where set off in the balance sheet not permitted[1]		Potential net amounts if offset of related amounts permitted £m
	Gross amounts of assets and liabilities[2] £m	Amount offset in the balance sheet[3] £m	Net amounts presented in the balance sheet £m	Cash collateral received/ pledged £m	Non-cash collateral received/ pledged £m
At 31 December 2021
Financial assets
Financial assets at fair value through profit or loss:
Excluding reverse repurchase agreements	191,850	–	191,850	–	(2,456)	189,394
Reverse repurchase agreements	33,834	(18,913)	14,921	(20)	(14,901)	–
	225,684	(18,913)	206,771	(20)	(17,357)	189,394
Derivative financial instruments	50,205	(28,154)	22,051	(5,658)	(12,645)	3,748
Financial assets at amortised cost:
Loans and advances to banks	7,001	–	7,001	(1,731)	–	5,270
Loans and advances to customers	449,732	(1,165)	448,567	(798)	(1,506)	446,263
Reverse repurchase agreements	64,474	(9,721)	54,753	–	(54,753)	–
Debt securities	6,835	–	6,835	–	(267)	6,568
	528,042	(10,886)	517,156	(2,529)	(56,526)	458,101
Financial assets at fair value through other comprehensive income	28,137	–	28,137	–	(4,981)	23,156
Financial liabilities
Deposits from banks	7,647	–	7,647	(5,678)	–	1,969
Customer deposits	477,509	(1,165)	476,344	–	(1,506)	474,838
Repurchase agreements at amortised cost	40,846	(9,721)	31,125	–	(31,125)	–
Financial liabilities at fair value through profit or loss:
Excluding repurchase agreements	8,161	–	8,161	–	–	8,161
Repurchase agreements	33,875	(18,913)	14,962	–	(14,962)	–
	42,036	(18,913)	23,123	–	(14,962)	8,161
Derivative financial instruments	46,214	(28,154)	18,060	(2,529)	(15,063)	468
1    The Group enters into derivatives and repurchase and reverse repurchase agreements with various counterparties which are governed by industry standard master netting agreements. The Group holds and provides cash and securities collateral in respective of derivative transactions covered by these agreements. The right to set off balances under these master netting agreements or to set off cash and securities collateral only arises in the event of non-payment or default and, as a result, these arrangements do not qualify for offsetting under IAS 32.
2    Net of impairment allowances.
3    The amounts offset in the balance sheet as shown above mainly represent derivatives and repurchase agreements with central clearing houses which meet the criteria for offsetting under IAS 32.
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
Market risk
(A)    Interest rate risk
Interest rate risk arises from the different repricing characteristics of the Group’s assets and liabilities. Liabilities are generally either insensitive to interest rate movements, for example interest free or very low interest customer deposits, or are sensitive to interest rate changes but bear rates which may be varied at the Group’s discretion and that for competitive reasons generally reflect changes in the UK Bank Rate, set by the Bank of England. The rates on the remaining liabilities are contractually fixed for their term to maturity.
Many banking assets are sensitive to interest rate movements; there is a large volume of managed rate assets such as variable rate mortgages which may be considered as a natural offset to the interest rate risk arising from the managed rate liabilities. However, a significant proportion of the Group’s lending assets, for example many personal loans and mortgages, bear interest rates which are contractually fixed. Interest rate sensitivity analysis relating to the Group’s Banking activities is set out in the tables marked audited on page 93.
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
The Group establishes hedge accounting relationships for interest rate risk components using cash flow hedges and fair value hedges. The Group is exposed to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The derivatives used to manage the structural hedge may be designated into cash flow hedges to manage income statement volatility. The economic items related to the structural hedge, for example current accounts, are not eligible hedged items under IAS 39 for inclusion into accounting hedge relationships. The Group is exposed to fair value interest rate risk on its fixed rate customer loans, its fixed rate customer deposits and the majority of its subordinated debt, and to cash flow interest rate risk on its variable rate loans and deposits together with its floating rate subordinated debt. The Group applies netting between similar risks before applying hedge accounting.
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
At 31 December 2022 the aggregate notional principal of interest rate and other swaps (predominantly interest rate) designated as fair value hedges was £152,662 million (2021: £172,695 million) with a net fair value liability of £493 million (2021: liability of £262 million) (note 17). The gains on the hedging instruments were £1,284 million (2021: gains of £944 million). The losses on the hedged items attributable to the hedged risk were £1,325 million (2021: losses of £767 million). The gains and losses relating to the fair value hedges are recorded in net trading income.
The notional principal of the interest rate swaps designated as cash flow hedges at 31 December 2022 was £249,703 million (2021: £109,093 million) with a net fair value liability of £2 million (2021: asset of £5 million) (note 17). In 2022, ineffectiveness recognised in the income statement that arises from cash flow hedges was a loss of £10 million (2021: loss of £69 million).
Interest rate benchmark reform
The Group continues to manage the transition to alternative benchmark rates under its Group-wide IBOR transition programme. The Group has transitioned substantially all of its non-USD LIBOR products and continues to work with customers to transition a small number of remaining contracts that either have yet to transition or have defaulted to the relevant synthetic LIBOR benchmark in the interim. USD LIBOR transition is expected to complete by 30 June 2023.
While the volume of outstanding transactions impacted by IBOR benchmark reforms continues to reduce, the Group does not expect material changes to its risk management approach.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued
The majority of the Group’s USD LIBOR exposures are expected to transition through industry-led transition programmes managed by the London Clearing House and Futures exchanges, or through the International Swaps and Derivatives Association (ISDA) protocol. Other contracts (primarily loans) maturing after June 2023 are being managed through the Group’s existing processes, either transitioning to an alternative benchmark rate or allowed to fallback under existing contract protocols or through US legislation.
At 31 December 2022, the Group had the following significant exposures impacted by interest rate benchmark reform which had yet to transition to the replacement benchmark rate:

	At 31 December 2022				At 31 December 2021
	GBP LIBOR £m	USD LIBOR £m	Other[1] £m	Total £m	GBP LIBOR £m	USD LIBOR £m	Other £m	Total £m
Non-derivative financial assets
Financial assets at fair value through profit or loss	106	36	–	142	1,753	268	–	2,021
Loans and advances to banks	–	67	–	67	–	4,106	–	4,106
Loans and advances to customers	762	1,077	43	1,882	3,542	5,975	–	9,517
Debt securities	–	–	–	–	126	–	–	126
Financial assets at amortised cost	762	1,144	43	1,949	3,668	10,081	–	13,749
Financial assets at fair value through other comprehensive income	–	–	–	–	16	–	–	16
	868	1,180	43	2,091	5,437	10,349	–	15,786
Non-derivative financial liabilities
Customer deposits	–	84	–	84	–	74	–	74
Financial liabilities at fair value through profit or loss	–	100	–	100	–	100	3	103
Debt securities in issue	–	52	–	52	–	54	26	80
	–	236	–	236	–	228	29	257
Derivative notional/contract amount
Interest rate	840	193,228	1,223	195,291	12,734	286,921	–	299,655
Cross currency	–	29,452	1,124	30,576	–	42,229	–	42,229
	840	222,680	2,347	225,867	12,734	329,150	–	341,884
1    Balances within Other include Canadian Dollar Offered Rate for which a cessation announcement, effective after 28 June 2024, was published on 16 May 2022.
As at 31 December 2022, the IBOR balances in the above table relate to contracts that have not transitioned to an alternative benchmark rate. In the case of Sterling LIBOR, these are contracts that have cash flows determined on a synthetic LIBOR basis.
Of the £222,680 million of USD derivative notional balances as at 31 December 2022, £55,973 million relate to contracts with their final LIBOR fixing prior to LIBOR cessation and £129,442 million relate to exchange traded futures or contracts settled through the London Clearing House. Of the remaining £37,265 million, £36,872 million are fallback-eligible.
In respect of the Group’s hedge accounting relationships, for the purposes of determining whether:
•A forecast transaction is highly probable
•Hedged future cash flows are expected to occur
•A hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk
•An accounting hedging relationship should be discontinued because of a failure of the retrospective effectiveness test the Group considers the interest rate benchmark, on which the hedged risk or the cash flows of the hedged item or hedging instrument are based is not altered by uncertainties resulting from interest rate benchmark reform.
By 31 December 2022, the Group had transitioned its Sterling, Euro, Japanese Yen and Swiss Franc LIBOR hedge accounting models to risk-free rates. The Group plans to complete the transition of its USD LIBOR hedge accounting models ahead of the 30 June 2023 cessation date.The Group’s most significant remaining IBOR hedge accounting relationship in relation to benchmark reform is USD LIBOR, of which:
•The notional amount of the hedged items that the Group has designated into cash flow hedge relationships that is directly affected by the interest rate benchmark reform is £1,771 million (2021: £3,258 million). These are principally loans and advances to customers in Commercial Banking.
•The interest rate benchmark reforms also affect assets and liabilities designated in fair value hedges. At 31 December 2022, these assets had a notional value of £1,864 million and liabilities had a notional value of £17,540 million. At 31 December 2021, such assets had a notional value of £3,370 million and liabilities had a notional value of £22,437 million. These fair value hedges principally relate to debt securities in issue.
•At 31 December 2022, the notional amount of the hedging instruments in hedging relationships to which these amendments apply was £19,755 million, of which £17,926 million relates to fair value hedges and £1,829 million relates to cash flow hedges. At 31 December 2021, the notional amount of the hedging instruments in hedging relationships to which these amendments applied was £27,873 million, of which £24,615 million related to fair value hedges and £3,258 million related to cash flow hedges.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued
(B)    Foreign exchange risk
The corporate and retail businesses incur foreign exchange risk in the course of providing services to their customers. All non-structural foreign exchange exposures in the non-trading book are managed centrally within allocated exposure limits. Trading book exposures in the authorised trading centres are allocated exposure limits. The limits are monitored daily by the local centres and reported to the market and liquidity risk function in London. Associated VaR and the closing, average, maximum and minimum are disclosed in the tables marked audited on page 95.
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
Details of the Group’s structural foreign currency exposures are as follows:

	2022			2021
Foreign currency of Group operations	Euro £m	US Dollar £m	Other non-Sterling £m	Euro £m	US Dollar £m	Other non-Sterling £m
Exposure	1,843	209	5	115	134	7
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

	2022			2021
	Maximum exposure £m	Offset[1] £m	Net exposure £m	Maximum exposure £m	Offset[1] £m	Net exposure £m
Financial assets at fair value through profit or loss[2,3]:
Loans and advances	24,872	–	24,872	29,538	–	29,538
Debt securities, treasury and other bills	38,109	–	38,109	47,237	–	47,237
Contracts held with reinsurers	10,906	–	10,906	12,371	–	12,371
	73,887	–	73,887	89,146	–	89,146
Derivative financial instruments	24,753	(12,330)	12,423	22,051	(11,600)	10,451
Financial assets at amortised cost, net[4]:
Loans and advances to banks, net[4]	10,632	–	10,632	7,001	–	7,001
Loans and advances to customers, net[4]	454,899	(2,171)	452,728	448,567	(1,506)	447,061
Reverse repurchase agreements, net[4]	44,865	–	44,865	54,753	–	54,753
Debt securities, net[4]	9,926	–	9,926	6,835	–	6,835
	520,322	(2,171)	518,151	517,156	(1,506)	515,650
Financial assets at fair value through other comprehensive income[2]	22,871	–	22,871	27,902	–	27,902
Reinsurance assets	616	–	616	759	–	759
Off-balance sheet items:
Acceptances and endorsements	58	–	58	191	–	191
Other items serving as direct credit substitutes	781	–	781	510	–	510
Performance bonds, including letters of credit, and other transaction-related contingencies	2,147	–	2,147	2,043	–	2,043
Irrevocable commitments and guarantees	74,692	–	74,692	71,158	–	71,158
	77,678	–	77,678	73,902	–	73,902
	720,127	(14,501)	705,626	730,916	(13,106)	717,810
1    Offset items comprise deposit amounts available for offset and amounts available for offset under master netting arrangements that do not meet the criteria under IAS 32 to enable loans and advances and derivative assets respectively to be presented net of these balances in the financial statements.
2    Excluding equity shares.
3    Includes assets within the Group’s unit-linked funds for which credit risk is borne by the policyholders and assets within the Group’s With-Profits Funds for which credit risk is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back related contract liabilities.
4    Amounts shown net of related impairment allowances.

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
At 31 December 2022 the most significant concentrations of exposure were in mortgages (comprising 71 per cent of total loans and advances to customers) and to financial, business and other services (comprising 8 per cent of the total).

	2022 £m	2021 £m
Agriculture, forestry and fishing	7,447	7,729
Energy and water supply	2,552	1,978
Manufacturing	3,619	4,110
Construction	4,066	4,440
Transport, distribution and hotels	13,170	13,463
Postal and telecommunications	2,526	2,109
Property companies	21,499	23,923
Financial, business and other services	37,666	33,533
Personal:
Mortgages[1]	323,923	319,655
Other	26,154	24,604
Lease financing	766	982
Hire purchase	16,029	15,861
Total loans and advances to customers before allowance for impairment losses	459,417	452,387
Allowance for impairment losses (note 18)	(4,518)	(3,820)
Total loans and advances to customers	454,899	448,567
1    Includes both UK and overseas mortgage balances.
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

Retail		Commercial
Quality classification	IFRS 9 PD range	Quality classification	IFRS 9 PD range
RMS 1–3	0.00–0.80%	CMS 1–5	0.000–0.100%
RMS 4–6	0.81–4.50%	CMS 6–10	0.101–0.500%
RMS 7–9	4.51–14.00%	CMS 11–14	0.501–3.000%
RMS 10	14.01–20.00%	CMS 15–18	3.001–20.000%
RMS 11–13	20.01–99.99%	CMS 19	20.001–99.999%
RMS 14	100.00%	CMS 20–23	100.000%
Stage 3 assets include balances of £727 million (2021: £650 million) (with outstanding amounts due of £1,360 million (2021: £1,279 million)) which have been subject to a partial write-off and where the Group continues to enforce recovery action.
Stage 2 and Stage 3 assets with a carrying amount of £126 million (2021: £1,546 million) were modified during the year. No material gain or loss was recognised by the Group.
As at 31 December 2022 assets that had been previously modified while classified as Stage 2 or Stage 3 and were classified as Stage 1 amounted to £5,279 million (2021: £6,658 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued

	Drawn exposures					Expected credit loss allowance
Gross drawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022
Loans and advances to banks
CMS 1–5	1,223	–	–	–	1,223	–	–	–	–	–
CMS 6–10	9,366	–	–	–	9,366	11	–	–	–	11
CMS 11–14	28	27	–	–	55	–	2	–	–	2
CMS 15–18	3	–	–	–	3	2	–	–	–	2
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	10,620	27	–	–	10,647	13	2	–	–	15
Loans and advances to customers
Retail – UK mortgages
RMS 1–3	250,937	24,844	–	–	275,781	81	180	–	–	261
RMS 4–6	6,557	11,388	–	–	17,945	10	140	–	–	150
RMS 7–9	23	2,443	–	–	2,466	–	72	–	–	72
RMS 10	–	734	–	–	734	–	24	–	–	24
RMS 11–13	–	2,374	–	–	2,374	–	136	–	–	136
RMS 14	–	–	3,416	9,622	13,038	–	–	311	253	564
	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
Retail – credit cards
RMS 1–3	3,587	5	–	–	3,592	7	–	–	–	7
RMS 4–6	6,497	1,441	–	–	7,938	66	70	–	–	136
RMS 7–9	1,332	1,246	–	–	2,578	47	167	–	–	214
RMS 10	–	227	–	–	227	–	52	–	–	52
RMS 11–13	–	368	–	–	368	–	144	–	–	144
RMS 14	–	–	289	–	289	–	–	113	–	113
	11,416	3,287	289	–	14,992	120	433	113	–	666
Retail – loans and overdrafts
RMS 1–3	659	1	–	–	660	2	–	–	–	2
RMS 4–6	5,902	451	–	–	6,353	90	24	–	–	114
RMS 7–9	1,724	657	–	–	2,381	69	83	–	–	152
RMS 10	53	199	–	–	252	5	45	–	–	50
RMS 11–13	19	405	–	–	424	3	163	–	–	166
RMS 14	–	–	247	–	247	–	–	126	–	126
	8,357	1,713	247	–	10,317	169	315	126	–	610
Retail – UK Motor Finance
RMS 1–3	8,969	743	–	–	9,712	66	9	–	–	75
RMS 4–6	2,778	930	–	–	3,708	25	20	–	–	45
RMS 7–9	425	325	–	–	750	2	13	–	–	15
RMS 10	–	99	–	–	99	–	8	–	–	8
RMS 11–13	2	148	–	–	150	–	26	–	–	26
RMS 14	–	–	154	–	154	–	–	81	–	81
	12,174	2,245	154	–	14,573	93	76	81	–	250
Retail – other
RMS 1–3	12,588	328	–	–	12,916	9	4	–	–	13
RMS 4–6	1,311	213	–	–	1,524	4	11	–	–	15
RMS 7–9	–	90	–	–	90	–	3	–	–	3
RMS 10	–	5	–	–	5	–	–	–	–	–
RMS 11–13	91	7	–	–	98	–	–	–	–	–
RMS 14	–	–	157	–	157	–	–	52	–	52
	13,990	643	157	–	14,790	13	18	52	–	83
Total Retail	303,454	49,671	4,263	9,622	367,010	486	1,394	683	253	2,816

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued

Gross drawn exposures and expected credit loss allowance continued	Drawn exposures					Expected credit loss allowance
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022
Commercial Banking
CMS 1–5	13,573	33	–	–	13,606	2	–	–	–	2
CMS 6–10	32,070	512	–	–	32,582	37	3	–	–	40
CMS 11–14	31,591	5,627	–	–	37,218	128	93	–	–	221
CMS 15–18	3,275	4,508	–	–	7,783	47	244	–	–	291
CMS 19	–	813	–	–	813	–	74	–	–	74
CMS 20–23	–	–	3,371	–	3,371	–	–	1,070	–	1,070
	80,509	11,493	3,371	–	95,373	214	414	1,070	–	1,698
Other[1]	(2,972)	–	6	–	(2,966)	–	–	4	–	4
Total loans and advances to customers	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518

In respect of:
Retail	303,454	49,671	4,263	9,622	367,010	486	1,394	683	253	2,816
Commercial Banking	80,509	11,493	3,371	–	95,373	214	414	1,070	–	1,698
Other[1]	(2,972)	–	6	–	(2,966)	–	–	4	–	4
Total loans and advances to customers	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518
1    Drawn exposures include centralised fair value hedge accounting adjustments.

Reverse repurchase agreements
Banks
CMS 1–5	3,292	–	–	–	3,292	–	–	–	–	–
CMS 6–10	494	–	–	–	494	–	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	3,786	–	–	–	3,786	–	–	–	–	–
Customers
CMS 1–5	9,094	–	–	–	9,094	–	–	–	–	–
CMS 6–10	31,985	–	–	–	31,985	–	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	41,079	–	–	–	41,079	–	–	–	–	–
Total reverse repurchase agreements	44,865	–	–	–	44,865	–	–	–	–	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued

	Undrawn exposures					Expected credit loss allowance
Gross undrawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022
Retail – UK mortgages
RMS 1–3	16,003	159	–	–	16,162	–	–	–	–	–
RMS 4–6	83	62	–	–	145	1	–	–	–	1
RMS 7–9	–	25	–	–	25	–	–	–	–	–
RMS 10	–	7	–	–	7	–	–	–	–	–
RMS 11–13	–	21	–	–	21	–	1	–	–	1
RMS 14	–	–	17	67	84	–	–	–	–	–
	16,086	274	17	67	16,444	1	1	–	–	2
Retail – credit cards
RMS 1–3	39,384	30	–	–	39,414	16	–	–	–	16
RMS 4–6	14,355	2,975	–	–	17,330	32	28	–	–	60
RMS 7–9	580	422	–	–	1,002	5	8	–	–	13
RMS 10	–	46	–	–	46	–	2	–	–	2
RMS 11–13	–	76	–	–	76	–	6	–	–	6
RMS 14	–	–	45	–	45	–	–	–	–	–
	54,319	3,549	45	–	57,913	53	44	–	–	97
Retail – loans and overdrafts
RMS 1–3	4,174	2	–	–	4,176	4	–	–	–	4
RMS 4–6	1,618	386	–	–	2,004	6	12	–	–	18
RMS 7–9	253	159	–	–	412	6	18	–	–	24
RMS 10	6	36	–	–	42	–	7	–	–	7
RMS 11–13	–	61	–	–	61	–	15	–	–	15
RMS 14	–	–	17	–	17	–	–	–	–	–
	6,051	644	17	–	6,712	16	52	–	–	68
Retail – UK Motor Finance
RMS 1–3	318	–	–	–	318	–	–	–	–	–
RMS 4–6	1,259	–	–	–	1,259	2	–	–	–	2
RMS 7–9	347	1	–	–	348	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	1,924	1	–	–	1,925	2	–	–	–	2
Retail – other
RMS 1–3	702	–	–	–	702	–	–	–	–	–
RMS 4–6	198	–	–	–	198	3	–	–	–	3
RMS 7–9	–	–	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	900	–	–	–	900	3	–	–	–	3
Total Retail	79,280	4,468	79	67	83,894	75	97	–	–	172

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued

Gross undrawn exposures and expected credit loss allowance continued	Undrawn exposures					Expected credit loss allowance
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022
Commercial Banking
CMS 1–5	17,047	–	–	–	17,047	2	–	–	–	2
CMS 6–10	29,141	135	–	–	29,276	21	2	–	–	23
CMS 11–14	9,808	1,647	–	–	11,455	28	33	–	–	61
CMS 15–18	779	800	–	–	1,579	8	43	–	–	51
CMS 19	–	85	–	–	85	–	10	–	–	10
CMS 20–23	–	–	48	–	48	–	–	4	–	4
	56,775	2,667	48	–	59,490	59	88	4	–	151
Other
CMS 1–5	121	–	–	–	121	–	–	–	–	–
CMS 6–10	–	–	–	–	–	–	–	–	–	–
CMS 11–14	279	–	–	–	279	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	11	–	11	–	–	–	–	–
	400	–	11	–	411	–	–	–	–	–
Total	136,455	7,135	138	67	143,795	134	185	4	–	323

In respect of:
Retail	79,280	4,468	79	67	83,894	75	97	–	–	172
Commercial Banking	56,775	2,667	48	–	59,490	59	88	4	–	151
Other	400	–	11	–	411	–	–	–	–	–
Total	136,455	7,135	138	67	143,795	134	185	4	–	323

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued

	Drawn exposures					Expected credit loss allowance
Gross drawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2021
Loans and advances to banks
CMS 1–5	5,161	–	–	–	5,161	1	–	–	–	1
CMS 6–10	1,780	–	–	–	1,780	–	–	–	–	–
CMS 11–14	61	–	–	–	61	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	7,002	–	–	–	7,002	1	–	–	–	1
Loans and advances to customers
Retail – UK mortgages
RMS 1–3	270,649	9,785	–	–	280,434	48	146	–	–	194
RMS 4–6	2,971	8,288	–	–	11,259	–	104	–	–	104
RMS 7–9	9	2,258	–	–	2,267	–	64	–	–	64
RMS 10	–	355	–	–	355	–	15	–	–	15
RMS 11–13	–	1,112	–	–	1,112	–	65	–	–	65
RMS 14	–	–	1,940	10,977	12,917	–	–	184	210	394
	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836
Retail – credit cards[1]
RMS 1–3	5,076	15	–	–	5,091	9	–	–	–	9
RMS 4–6	6,023	1,092	–	–	7,115	58	43	–	–	101
RMS 7–9	819	623	–	–	1,442	29	71	–	–	100
RMS 10	–	112	–	–	112	–	22	–	–	22
RMS 11–13	–	235	–	–	235	–	82	–	–	82
RMS 14	–	–	292	–	292	–	–	128	–	128
	11,918	2,077	292	–	14,287	96	218	128	–	442
Retail – loans and overdrafts
RMS 1–3	1,426	2	–	–	1,428	5	–	–	–	5
RMS 4–6	5,794	499	–	–	6,293	79	23	–	–	102
RMS 7–9	938	286	–	–	1,224	39	33	–	–	72
RMS 10	18	74	–	–	92	2	14	–	–	16
RMS 11–13	5	244	–	–	249	1	83	–	–	84
RMS 14	–	–	271	–	271	–	–	139	–	139
	8,181	1,105	271	–	9,557	126	153	139	–	418
Retail – UK Motor Finance
RMS 1–3	8,758	465	–	–	9,223	79	6	–	–	85
RMS 4–6	2,904	844	–	–	3,748	22	19	–	–	41
RMS 7–9	583	298	–	–	881	5	15	–	–	20
RMS 10	–	69	–	–	69	–	7	–	–	7
RMS 11–13	2	152	–	–	154	–	27	–	–	27
RMS 14	–	–	201	–	201	–	–	116	–	116
	12,247	1,828	201	–	14,276	106	74	116	–	296
Retail – other[1]
RMS 1–3	9,715	228	–	–	9,943	3	4	–	–	7
RMS 4–6	1,386	265	–	–	1,651	11	8	–	–	19
RMS 7–9	–	88	–	–	88	–	3	–	–	3
RMS 10	–	2	–	–	2	–	–	–	–	–
RMS 11–13	97	10	–	–	107	–	–	–	–	–
RMS 14	–	–	169	–	169	–	–	52	–	52
	11,198	593	169	–	11,960	14	15	52	–	81
Total Retail	317,173	27,401	2,873	10,977	358,424	390	854	619	210	2,073

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued

	Drawn exposures					Expected credit loss allowance
Gross drawn exposures and expected credit loss allowance continued	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2021
Commercial Banking[1]
CMS 1–5	21,950	39	–	–	21,989	4	–	–	–	4
CMS 6–10	26,073	310	–	–	26,383	23	–	–	–	23
CMS 11–14	32,512	3,466	–	–	35,978	84	76	–	–	160
CMS 15–18	2,184	2,858	–	–	5,042	14	145	–	–	159
CMS 19	–	857	–	–	857	–	39	–	–	39
CMS 20–23	–	–	3,563	–	3,563	–	–	956	–	956
	82,719	7,530	3,563	–	93,812	125	260	956	–	1,341
Other[2]	144	–	7	–	151	400	–	6	–	406
Total loans and advances to customers	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820

In respect of:
Retail	317,173	27,401	2,873	10,977	358,424	390	854	619	210	2,073
Commercial Banking	82,719	7,530	3,563	–	93,812	125	260	956	–	1,341
Other[2]	144	–	7	–	151	400	–	6	–	406
Total loans and advances to customers	400,036	34,931	6,443	10,977	452,387	915	1,114	1,581	210	3,820
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
2    Drawn exposures include centralised fair value hedge accounting adjustments and expected credit loss allowance includes a central adjustment of £400 million that was applied in respect of uncertainty in the economic outlook.

Reverse repurchase agreements
Banks
CMS 1–5	2,901	–	–	–	2,901	–	–	–	–	–
CMS 6–10	631	–	–	–	631	–	–	–	–	–
CMS 11–14	–	–	–	–	–	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	3,532	–	–	–	3,532	–	–	–	–	–
Customers
CMS 1–5	13,364	–	–	–	13,364	–	–	–	–	–
CMS 6–10	37,807	–	–	–	37,807	–	–	–	–	–
CMS 11–14	50	–	–	–	50	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	–	–	–	–	–	–	–	–
	51,221	–	–	–	51,221	–	–	–	–	–
Total reverse repurchase agreements	54,753	–	–	–	54,753	–	–	–	–	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued

	Undrawn exposures					Expected credit loss allowance
Gross undrawn exposures and expected credit loss allowance	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2021
Retail – UK mortgages
RMS 1–3	16,947	67	–	–	17,014	1	–	–	–	1
RMS 4–6	24	25	–	–	49	–	–	–	–	–
RMS 7–9	–	3	–	–	3	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	13	72	85	–	–	–	–	–
	16,971	95	13	72	17,151	1	–	–	–	1
Retail – credit cards[1]
RMS 1–3	47,427	81	–	–	47,508	23	2	–	–	25
RMS 4–6	8,811	2,160	–	–	10,971	22	22	–	–	44
RMS 7–9	242	172	–	–	414	3	3	–	–	6
RMS 10	–	31	–	–	31	–	1	–	–	1
RMS 11–13	–	58	–	–	58	–	3	–	–	3
RMS 14	–	–	55	–	55	–	–	–	–	–
	56,480	2,502	55	–	59,037	48	31	–	–	79
Retail – loans and overdrafts
RMS 1–3	5,123	3	–	–	5,126	4	–	–	–	4
RMS 4–6	1,180	228	–	–	1,408	5	4	–	–	9
RMS 7–9	97	48	–	–	145	1	5	–	–	6
RMS 10	1	11	–	–	12	–	2	–	–	2
RMS 11–13	–	29	–	–	29	–	6	–	–	6
RMS 14	–	–	18	–	18	–	–	–	–	–
	6,401	319	18	–	6,738	10	17	–	–	27
Retail – UK Motor Finance
RMS 1–3	277	–	–	–	277	–	–	–	–	–
RMS 4–6	1,180	–	–	–	1,180	2	–	–	–	2
RMS 7–9	527	–	–	–	527	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	1	–	–	–	1	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	1,985	–	–	–	1,985	2	–	–	–	2
Retail – other[1]
RMS 1–3	598	–	–	–	598	–	–	–	–	–
RMS 4–6	298	–	–	–	298	1	–	–	–	1
RMS 7–9	–	–	–	–	–	–	–	–	–	–
RMS 10	–	–	–	–	–	–	–	–	–	–
RMS 11–13	–	–	–	–	–	–	–	–	–	–
RMS 14	–	–	–	–	–	–	–	–	–	–
	896	–	–	–	896	1	–	–	–	1
Total Retail	82,733	2,916	86	72	85,807	62	48	–	–	110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued

Gross undrawn exposures and expected credit loss allowance continued	Undrawn exposures					Expected credit loss allowance
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2021
Commercial Banking[1]
CMS 1–5	26,935	1	–	–	26,936	2	–	–	–	2
CMS 6–10	19,455	47	–	–	19,502	15	–	–	–	15
CMS 11–14	7,926	1,212	–	–	9,138	24	18	–	–	42
CMS 15–18	453	347	–	–	800	6	17	–	–	23
CMS 19	–	33	–	–	33	–	3	–	–	3
CMS 20–23	–	–	67	–	67	–	–	5	–	5
	54,769	1,640	67	–	56,476	47	38	5	–	90
Other
CMS 1–5	102	–	–	–	102	–	–	–	–	–
CMS 6–10	144	–	–	–	144	–	–	–	–	–
CMS 11–14	193	–	–	–	193	–	–	–	–	–
CMS 15–18	–	–	–	–	–	–	–	–	–	–
CMS 19	–	–	–	–	–	–	–	–	–	–
CMS 20–23	–	–	11	–	11	–	–	–	–	–
	439	–	11	–	450	–	–	–	–	–
Total	137,941	4,556	164	72	142,733	109	86	5	–	200

In respect of:
Retail	82,733	2,916	86	72	85,807	62	48	–	–	110
Commercial Banking	54,769	1,640	67	–	56,476	47	38	5	–	90
Other	439	–	11	–	450	–	–	–	–	–
Total	137,941	4,556	164	72	142,733	109	86	5	–	200
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.
Average PD grade
The table below shows the average PD for the major portfolios used in the calculation of ECL and therefore Stage 2 average PD reflects the lifetime value. These reflect the forward-looking view under the Group’s base case scenario prior to the application of MES and post-model adjustments which further impact ECL.

	2022		2021[1]
	Stage 1 average PD %	Stage 2 average PD %	Stage 1 average PD %	Stage 2 average PD %
Retail
UK mortgages	0.26	15.48	0.17	12.44
Credit cards	2.06	20.89	1.58	17.82
Loans and overdrafts	3.36	29.75	2.42	23.57
UK Motor Finance	0.71	11.24	0.81	12.00
Commercial Banking
Loans and advances to customers	0.88	18.50	0.95	22.32
1    Reflects the new organisation structure, with Business Banking and Commercial Cards moving from Retail to Commercial Banking and Wealth moving from Insurance, Pensions and Investments (previously Insurance and Wealth) to Retail; comparatives have been presented on a consistent basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued
Cash and balances at central banks
Significantly all of the Group’s cash and balances at central banks of £91,388 million (2021: £76,420 million) are due from the Bank of England, the Federal Reserve Bank of New York or the Deutsche Bundesbank.
Debt securities held at amortised cost
An analysis by credit rating of the Group’s debt securities held at amortised cost is provided below:

	2022			2021
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Government securities	268	–	268	202	–	202
Asset-backed securities:
Mortgage-backed securities	3,712	–	3,712	1,457	–	1,457
Other asset-backed securities	1,946	2	1,948	1,590	18	1,608
	5,658	2	5,660	3,047	18	3,065
Corporate and other debt securities	3,993	14	4,007	3,558	13	3,571
Gross exposure	9,919	16	9,935	6,807	31	6,838
Allowance for impairment losses			(9)			(3)
Total debt securities held at amortised cost			9,926			6,835
1    Credit ratings equal to or better than ‘BBB’.
2    Other comprises sub-investment grade (2022: £nil; 2021: £18 million) and not rated (2022: £16 million; 2021: £13 million).
Financial assets at fair value through other comprehensive income (excluding equity shares)
An analysis of the Group’s financial assets at fair value through other comprehensive income is included in note 21. The credit quality of the Group’s financial assets at fair value through other comprehensive income (excluding equity shares) is set out below:

	2022			2021
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Debt securities:
Government securities	11,196	15	11,211	14,600	13	14,613
Asset-backed securities	95	51	146	15	55	70
Corporate and other debt securities	11,470	44	11,514	13,088	46	13,134
	22,761	110	22,871	27,703	114	27,817
Treasury and other bills	–	–	–	85	–	85
Total financial assets at fair value through other comprehensive income	22,761	110	22,871	27,788	114	27,902
1    Credit ratings equal to or better than ‘BBB’.
2    Other comprises sub-investment grade (2022: £71 million; 2021: £72 million) and not rated (2022: £39 million; 2021: £42 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued
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

	2022			2021
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading assets:
Debt securities:
Government securities	2,185	–	2,185	6,579	–	6,579
Asset-backed securities:
Mortgage-backed securities	7	–	7	12	–	12
Other asset-backed securities	14	–	14	3	–	3
	21	–	21	15	–	15
Corporate and other debt securities	216	12	228	245	–	245
Total trading assets	2,422	12	2,434	6,839	–	6,839
Other financial assets mandatorily at fair value through profit or loss:
Debt securities:
Government securities	7,871	1	7,872	11,097	4	11,101
Other public sector securities	2,510	6	2,516	2,722	9	2,731
Bank and building society certificates of deposit	7,129	4	7,133	6,294	3	6,297
Asset-backed securities:
Mortgage-backed securities	228	–	228	421	–	421
Other asset-backed securities	171	–	171	272	–	272
	399	–	399	693	–	693
Corporate and other debt securities	14,932	2,761	17,693	16,692	2,865	19,557
	32,841	2,772	35,613	37,498	2,881	40,379
Treasury and other bills	62	–	62	19	–	19
Contracts held with reinsurers	10,822	84	10,906	12,371	–	12,371
Total other financial assets mandatorily at fair value through profit or loss	43,725	2,856	46,581	49,888	2,881	52,769
Total held at fair value through profit or loss	46,147	2,868	49,015	56,727	2,881	59,608
1    Credit ratings equal to or better than ‘BBB’.
2    Other comprises sub-investment grade (2022: £1,256 million; 2021: £1,491 million) and not rated (2022: £1,612 million; 2021: £1,390 million).
Credit risk in respect of trading and other financial assets at fair value through profit or loss held within the Group’s unit-linked funds is borne by the policyholders and credit risk in respect of with-profits funds is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back those contract liabilities.
Derivative assets
An analysis of derivative assets is given in note 17. The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the Group’s net credit risk relating to derivative assets of £12,423 million (2021: £10,451 million), cash collateral of £3,951 million (2021: £5,658 million) was held and a further £36 million was due from OECD banks (2021: £253 million).

	2022			2021
	Investment grade[1] £m	Other[2] £m	Total £m	Investment grade[1] £m	Other[2] £m	Total £m
Trading and other	23,326	1,352	24,678	20,193	1,772	21,965
Hedging	53	22	75	81	5	86
Total derivative financial instruments	23,379	1,374	24,753	20,274	1,777	22,051
1    Credit ratings equal to or better than ‘BBB’.
2    Other comprises sub-investment grade (2022: £1,031 million; 2021: £1,471 million) and not rated (2022: £343 million; 2021: £306 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued
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
Loans and advances to banks
There were reverse repurchase agreements which are accounted for as collateralised loans within loans and advances to banks with a carrying value of £3,786 million (2021: £3,532 million), against which the Group held collateral with a fair value of £247 million (2021: £620 million).
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Loans and advances to customers
Retail lending
Mortgages
An analysis by loan to value ratio of the Group’s residential mortgage lending is provided below. The value of collateral used in determining the loan to value ratios has been estimated based upon the last actual valuation, adjusted to take into account subsequent movements in house prices, after making allowances for indexation error and dilapidations. The market takes into account many factors, including environmental considerations such as flood risk and energy efficient additions, in arriving at the value of a home.
In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

	Drawn balances					Expected credit loss allowance
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total gross £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2022
Less than 70 per cent	210,457	33,205	3,161	8,845	255,668	51	330	210	117	708
70 per cent to 80 per cent	31,788	5,264	170	359	37,581	25	124	55	42	246
80 per cent to 90 per cent	11,942	2,604	48	149	14,743	12	59	20	19	110
90 per cent to 100 per cent	3,319	606	13	113	4,051	3	18	7	18	46
Greater than 100 per cent	11	104	24	156	295	–	21	19	57	97
Total	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
At 31 December 2021
Less than 70 per cent	217,830	19,766	1,717	9,872	249,185	31	247	98	110	486
70 per cent to 80 per cent	42,808	1,632	134	572	45,146	11	80	38	26	155
80 per cent to 90 per cent	12,087	253	52	184	12,576	5	28	23	16	72
90 per cent to 100 per cent	779	46	14	135	974	–	10	7	16	33
Greater than 100 per cent	125	101	23	214	463	1	29	18	42	90
Total	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued
The energy performance certificate (EPC) profile of the security associated with the Group’s UK mortgage portfolio is shown below:

	2022		2021
EPC profile	£m	%	£m	%
A	731	0.2	563	0.2
B	37,075	11.9	34,070	11.0
C	60,086	19.2	54,636	17.7
D	93,010	29.8	88,752	28.8
E	35,015	11.2	35,086	11.4
F	6,990	2.2	7,258	2.4
G	1,519	0.5	1,546	0.5
Unrated properties	77,912	25.0	86,433	28.0
Total	312,338	100.0	308,344	100.0
The above data is sourced using the latest available government EPC information as at the relevant balance sheet date. The Group has no EPC data available for 25.0 per cent (2021: 28.0 per cent) of the UK mortgage portfolio, these are classified as unrated properties.
EPC ratings are not considered to be a material credit risk factor,and do not form part of the Group’s credit risk calculations.
Other
The majority of non-mortgage retail lending is unsecured. At 31 December 2022, Stage 3 non-mortgage lending amounted to £475 million, net of an impairment allowance of £372 million (2021: £498 million, net of an impairment allowance of £435 million).
Stage 1 and Stage 2 non-mortgage retail lending amounted to £53,825 million (2021: £49,147 million). Lending decisions are predominantly based on an obligor’s ability to repay rather than reliance on the disposal of any security provided. Where the lending is secured, collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.
The Group’s credit risk disclosures for unimpaired non-mortgage retail lending show assets gross of collateral and therefore disclose the maximum loss exposure. The Group believes that this approach is appropriate.
Commercial lending
Reverse repurchase transactions
At 31 December 2022 there were reverse repurchase agreements which were accounted for as collateralised loans with a carrying value of £41,079 million (2021: £51,221 million), against which the Group held collateral with a fair value of £33,468 million (2021: £52,690 million), all of which the Group was able to repledge. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Stage 3 secured lending
The value of collateral is re-evaluated and its legal soundness re-assessed if there is observable evidence of distress of the borrower; this evaluation is used to determine potential loss allowances and management’s strategy to try to either repair the business or recover the debt.
At 31 December 2022, Stage 3 secured commercial lending amounted to £410 million, net of an impairment allowance of £160 million (2021: £636 million, net of an impairment allowance of £198 million). The fair value of the collateral held in respect of impaired secured commercial lending was £484 million (2021: £693 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued
Financial assets at fair value through profit or loss (excluding equity shares)
Included in financial assets at fair value through profit or loss are reverse repurchase agreements treated as collateralised loans with a carrying value of £11,781 million (2021: £14,921 million). Collateral is held with a fair value of £9,598 million (2021: £15,640 million), all of which the Group is able to repledge. At 31 December 2022, £5,232 million had been repledged (2021: £7,251 million).
In addition, securities held as collateral in the form of stock borrowed amounted to £26,368 million (2021: £14,100 million). Of this amount, £14,375 million (2021: £6,538 million) had been resold or repledged as collateral for the Group’s own transactions.
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Derivative assets, after offsetting of amounts under master netting arrangements
The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities. In respect of the net derivative assets after offsetting of amounts under master netting arrangements of £12,423 million (2021: £10,451 million), cash collateral of £3,951 million (2021: £5,658 million) was held.
Irrevocable loan commitments and other credit-related contingencies
At 31 December 2022, the Group held irrevocable loan commitments and other credit-related contingencies of £77,678 million (2021: £73,902 million). Collateral is held as security, in the event that lending is drawn down, on £16,442 million (2021: £17,149 million) of these balances.
Collateral repossessed
During the year, £219 million of collateral was repossessed (2021: £86 million), consisting primarily of residential property.
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
Repurchase transactions
Amortised cost
There are balances arising from repurchase transactions with banks of £33,009 million (2021: £30,085 million), which include amounts due under the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME); the fair value of the collateral provided under these agreements at 31 December 2022 was £40,366 million (2021: £39,918 million).
There are balances arising from repurchase transactions with customers of £15,587 million (2021: £1,040 million); the fair value of the collateral provided under these agreements at 31 December 2022 was £13,461 million (2021: £903 million).
Financial liabilities at fair value through profit or loss
The fair value of collateral pledged in respect of repurchase transactions, accounted for as secured borrowing, where the secured party is permitted by contract or custom to repledge was £10,427 million (2021: £14,350 million).
Securities lending transactions
The following on-balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2022 £m	2021 £m
Financial assets at fair value through profit or loss	1,463	2,348
Financial assets at fair value through other comprehensive income	5,429	1,918
Total	6,892	4,266
Securitisations and covered bonds
In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in note 30.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued
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
(A)    Maturities of assets and liabilities

	Up to 1 month £m	1–3 months £m	3–6 months £m	6–9 months £m	9–12 months £m	1–2 years £m	2–5 years £m	Over 5 years £m	Total £m
At 31 December 2022
Assets
Cash and balances at central banks	91,388	–	–	–	–	–	–	–	91,388
Financial assets at fair value through profit or loss	12,019	8,108	3,269	2,186	858	2,827	7,565	143,777	180,609
Derivative financial instruments	2,896	1,823	1,069	656	637	1,424	2,828	13,420	24,753
Loans and advances to banks	4,756	763	896	700	352	78	3,084	3	10,632
Loans and advances to customers	17,535	7,628	10,337	8,849	9,952	33,886	78,857	287,855	454,899
Reverse repurchase agreements	14,530	10,908	11,600	4,035	285	2,924	583	–	44,865
Debt securities	7	219	73	275	77	874	6,475	1,926	9,926
Financial assets at amortised cost	36,828	19,518	22,906	13,859	10,666	37,762	88,999	289,784	520,322
Financial assets at fair value through other comprehensive income	310	273	391	456	665	2,324	9,334	9,401	23,154
Other assets	1,683	1,071	189	700	211	357	922	32,470	37,603
Total assets	145,124	30,793	27,824	17,857	13,037	44,694	109,648	488,852	877,829
Liabilities
Deposits from banks	3,988	364	141	139	408	4	2,222	–	7,266
Customer deposits	446,311	8,074	5,628	2,953	4,695	3,887	3,402	381	475,331
Repurchase agreements at amortised cost	12,203	6,183	–	–	–	–	30,210	–	48,596
Financial liabilities at fair value through profit or loss	5,245	2,363	1,526	1,431	665	615	1,476	4,434	17,755
Derivative financial instruments	3,197	1,647	942	739	779	2,030	3,850	10,858	24,042
Debt securities in issue	5,562	9,761	8,646	3,940	2,114	10,124	23,964	9,708	73,819
Liabilities arising from insurance and investment contracts	1,288	1,828	2,598	2,434	2,324	9,172	27,618	102,606	149,868
Other liabilities	6,137	1,246	393	1,486	521	523	753	11,842	22,901
Subordinated liabilities	–	–	541	662	–	915	3,770	4,842	10,730
Total liabilities	483,931	31,466	20,415	13,784	11,506	27,270	97,265	144,671	830,308

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued

	Up to 1 month £m	1–3 months £m	3–6 months £m	6–9 months £m	9–12 months £m	1–2 years £m	2–5 years £m	Over 5 years £m	Total £m
At 31 December 2021
Assets
Cash and balances at central banks	76,420	–	–	–	–	–	–	–	76,420
Financial assets at fair value through profit or loss	10,706	8,280	6,093	2,840	878	1,784	7,553	168,637	206,771
Derivative financial instruments	1,607	804	633	304	309	947	1,997	15,450	22,051
Loans and advances to banks	4,350	332	327	11	32	29	1,918	2	7,001
Loans and advances to customers	15,279	8,624	9,792	10,949	11,107	32,096	77,714	283,006	448,567
Reverse repurchase agreements	13,678	15,111	16,651	5,107	2,526	762	918	–	54,753
Debt securities	19	1,217	19	71	305	220	2,735	2,249	6,835
Financial assets at amortised cost	33,326	25,284	26,789	16,138	13,970	33,107	83,285	285,257	517,156
Financial assets at fair value through other comprehensive income	341	598	122	322	1,552	3,029	8,861	13,312	28,137
Other assets	1,509	1,200	185	528	147	515	948	30,958	35,990
Total assets	123,909	36,166	33,822	20,132	16,856	39,382	102,644	513,614	886,525
Liabilities
Deposits from banks	2,313	376	353	177	223	353	3,774	78	7,647
Customer deposits	456,077	6,177	3,165	2,053	1,296	4,883	2,327	366	476,344
Repurchase agreements at amortised cost	1,011	92	10	3	–	–	30,009	–	31,125
Financial liabilities at fair value through profit or loss	5,711	4,921	2,439	1,969	224	212	1,748	5,899	23,123
Derivative financial instruments	1,674	826	470	341	352	1,105	1,962	11,330	18,060
Debt securities in issue	4,020	5,555	5,476	6,320	4,129	10,152	22,496	13,404	71,552
Liabilities arising from insurance and investment contracts	1,532	2,076	2,921	2,894	3,312	10,606	30,663	114,459	168,463
Other liabilities	3,721	2,876	631	1,024	778	567	743	13,611	23,951
Subordinated liabilities	21	–	96	–	–	1,307	6,464	5,220	13,108
Total liabilities	476,080	22,899	15,561	14,781	10,314	29,185	100,186	164,367	833,373
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

	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
At 31 December 2022
Deposits from banks	3,925	369	714	2,227	135	7,370
Customer deposits	449,801	6,717	11,635	7,417	382	475,952
Repurchase agreements at amortised cost	12,501	6,188	904	33,054	38	52,685
Financial liabilities at fair value through profit or loss	5,297	2,397	3,725	2,293	4,747	18,459
Debt securities in issue	6,108	12,625	15,517	39,527	11,623	85,400
Liabilities arising from non-participating investment contracts	42,975	–	–	–	–	42,975
Lease liabilities	13	54	166	582	700	1,515
Subordinated liabilities	27	113	1,648	6,741	12,384	20,913
Total non-derivative financial liabilities	520,647	28,463	34,309	91,841	30,009	705,269
Derivative financial liabilities
Gross settled derivatives – outflows	55,671	43,380	40,826	34,808	20,677	195,362
Gross settled derivatives – inflows	(52,383)	(41,255)	(39,132)	(34,015)	(20,130)	(186,915)
Gross settled derivatives – net flows	3,288	2,125	1,694	793	547	8,447
Net settled derivative liabilities	13,078	82	130	752	1,501	15,543
Total derivative financial liabilities	16,366	2,207	1,824	1,545	2,048	23,990

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued

	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
At 31 December 2021
Deposits from banks	2,318	358	789	4,213	233	7,911
Customer deposits	456,306	6,161	6,540	7,255	676	476,938
Repurchase agreements at amortised cost	1,419	492	243	30,987	7	33,148
Financial liabilities at fair value through profit or loss	6,371	5,037	4,071	2,130	5,826	23,435
Debt securities in issue	5,804	5,722	16,728	34,562	10,606	73,422
Liabilities arising from non-participating investment contracts	45,040	–	–	–	–	45,040
Lease liabilities	2	64	167	605	927	1,765
Subordinated liabilities	54	78	677	9,558	9,114	19,481
Total non-derivative financial liabilities	517,314	17,912	29,215	89,310	27,389	681,140
Derivative financial liabilities
Gross settled derivatives – outflows	39,184	30,271	32,267	39,429	21,709	162,860
Gross settled derivatives – inflows	(38,231)	(29,283)	(31,453)	(38,137)	(19,834)	(156,938)
Gross settled derivatives – net flows	953	988	814	1,292	1,875	5,922
Net settled derivative liabilities	12,099	60	52	429	1,350	13,990
Total derivative financial liabilities	13,052	1,048	866	1,721	3,225	19,912
The majority of the Group’s non-participating investment contract liabilities are unit-linked. These unit-linked products are invested in accordance with unit fund mandates. Clauses are included in policyholder contracts to permit the deferral of sales, where necessary, so that linked assets can be realised without being a forced seller.
The principal amount for undated subordinated liabilities with no redemption option is included within the over 5 years column; interest of £17 million (2021: £20 million) per annum which is payable in respect of those instruments for as long as they remain in issue is not included beyond 5 years.
An analysis of the Group’s total wholesale funding by residual maturity and by currency is set out on page 86.
Liabilities arising from insurance and participating investment contracts are analysed on a behavioural basis, as permitted by IFRS 4, as follows:

	Up to 1 month £m	1–3 months £m	3–12 months £m	1–5 years £m	Over 5 years £m	Total £m
At 31 December 2022	826	1,288	4,967	22,967	76,845	106,893
At 31 December 2021	1,101	1,603	6,108	26,928	87,683	123,423
For insurance contracts which are neither unit-linked nor in the Group’s with-profit funds, in particular annuity liabilities, the aim is to invest in assets such that the cash flows on investments match those on the projected future liabilities.
The following tables set out the amounts and residual maturities of the Group’s off-balance sheet contingent liabilities, commitments and guarantees.

	Up to 1 month £m	1–3 months £m	3–6 months £m	6–9 months £m	9–12 months £m	1–3 years £m	3–5 years £m	Over 5 years £m	Total £m
At 31 December 2022
Acceptances and endorsements	47	11	–	–	–	–	–	–	58
Other contingent liabilities	355	744	263	240	144	554	181	447	2,928
Total contingent liabilities	402	755	263	240	144	554	181	447	2,986
Lending commitments and guarantees	68,984	2,419	17,641	1,586	6,439	12,787	14,329	19,571	143,756
Other commitments	–	–	–	–	–	–	10	29	39
Total commitments and guarantees	68,984	2,419	17,641	1,586	6,439	12,787	14,339	19,600	143,795
Total contingents, commitments and guarantees	69,386	3,174	17,904	1,826	6,583	13,341	14,520	20,047	146,781
At 31 December 2021
Acceptances and endorsements	11	180	–	–	–	–	–	–	191
Other contingent liabilities	219	658	328	184	154	295	258	457	2,553
Total contingent liabilities	230	838	328	184	154	295	258	457	2,744
Lending commitments and guarantees	70,437	4,269	20,021	3,662	7,872	20,060	11,595	4,756	142,672
Other commitments	–	–	–	–	–	17	–	44	61
Total commitments and guarantees	70,437	4,269	20,021	3,662	7,872	20,077	11,595	4,800	142,733
Total contingents, commitments and guarantees	70,667	5,107	20,349	3,846	8,026	20,372	11,853	5,257	145,477

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 52: FINANCIAL RISK MANAGEMENT continued
Capital risk
Capital is actively managed on an ongoing basis for both the Group and its regulated banking subsidiaries, with associated capital policies and procedures subjected to regular review. The Group assesses both its regulatory capital requirements and the quantity and quality of capital resources it holds to meet those requirements through applying the capital directives and regulations implemented in the UK by the Prudential Regulation Authority (PRA) and supplemented through additional regulation under the PRA Rulebook and associated statements of policy, supervisory statements and other regulatory guidance. Regulatory capital ratios are considered a key part of the budgeting and planning processes and forecast ratios are reviewed by the Group Asset and Liability Committee. Target capital levels take account of current and future regulatory requirements, capacity for growth and to cover uncertainties. Details of the Group’s capital resources are provided in the table marked audited on page 58.
Each insurance company within the Group is regulated by the PRA. The insurance businesses are required to calculate solvency capital requirements and available capital in accordance with Solvency II. The Insurance business of the Group calculates regulatory capital on the basis of an internal model, which was approved by the PRA on 5 December 2015, with the latest major change to the model approved in November 2020. The capital position of the Group’s insurance businesses is reviewed on a regular basis by the Insurance, Pensions and Investments Executive Committee.
Insurance risk
Insurance underwriting risk is the risk of adverse developments in the timing, frequency and severity of claims for insured/underwritten events and in customer behaviour, leading to reductions in earnings and/or value and arises within the Group’s Insurance business. Insurance underwriting risk is measured using a variety of techniques including stress, reverse stress and scenario testing, as well as stochastic modelling. Current and potential future insurance underwriting risk exposures are assessed and aggregated on a range of stresses including risk measures based on 1-in-200 year stresses for the Insurance business’s regulatory capital assessments and other supporting measures where appropriate. The Group also mitigates insurance underwriting risk via the use of reinsurance arrangements.
NOTE 53: CASH FLOW STATEMENT
(A)    Change in operating assets

	2022 £m	2021[1] £m	2020[1] £m
Change in financial assets held at amortised cost	(1,639)	(2,379)	(6,652)
Change in financial assets at fair value through profit or loss	26,179	(15,565)	(8,147)
Change in derivative financial instruments	(7,704)	6,132	(2,894)
Change in other operating assets	201	1,447	25
Change in operating assets	17,037	(10,365)	(17,668)
1    Restated, see page F-16.
(B)    Change in operating liabilities

	2022 £m	2021 £m	2020 £m
Change in deposits from banks and repurchase agreements	2,536	6,266	3,287
Change in customer deposits and repurchase agreements	13,340	17,295	38,805
Change in financial liabilities at fair value through profit or loss	(4,849)	391	1,085
Change in derivative financial instruments	5,982	(9,258)	1,534
Change in debt securities in issue	1,651	(15,896)	(10,142)
Change in investment contract liabilities	(2,065)	6,588	993
Change in other operating liabilities[1]	(1,002)	(432)	175
Change in operating liabilities	15,593	4,954	35,737
1    Includes a decrease of £158 million (2021: decrease of £197 million; 2020: decrease of £172 million) in respect of lease liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 53: CASH FLOW STATEMENT continued
(C)    Non-cash and other items

	2022 £m	2021 £m	2020 £m
Depreciation and amortisation	2,396	2,825	2,732
Revaluation of investment properties	511	(575)	209
Allowance for loan losses	1,372	(1,121)	3,856
Write-off of allowance for loan losses, net of recoveries	(759)	(935)	(1,377)
Impairment charge (credit) relating to undrawn balances	122	(257)	289
Impairment of financial assets at fair value through other comprehensive income	6	(2)	5
Change in insurance contract liabilities	(16,590)	7,328	4,554
Regulatory and legal provisions	255	1,300	464
Other provision movements	(80)	(66)	85
Net charge in respect of defined benefit schemes	125	236	247
Foreign exchange impact on balance sheet[1]	(291)	140	865
Interest expense on subordinated liabilities	697	1,320	1,080
Net gain on sale of financial assets at fair value through other comprehensive income	(92)	2	(149)
Hedging valuation adjustments on subordinated debt	(1,871)	(781)	280
Value of employee services	224	182	122
Transactions in own shares	(20)	(13)	293
Accretion of discounts and amortisation of premiums and issue costs	462	(306)	(82)
Share of post-tax results of associates and joint ventures	(10)	(2)	13
Transfers to income statement from reserves	43	(621)	(496)
Profit on disposal of tangible fixed assets	(121)	(268)	(81)
Other non-cash items	(38)	(159)	(38)
Total non-cash items	(13,659)	8,227	12,871
Contributions to defined benefit schemes	(2,533)	(1,347)	(1,153)
Payments in respect of regulatory and legal provisions	(625)	(817)	(2,241)
Other	13	–	117
Total other items	(3,145)	(2,164)	(3,277)
Non-cash and other items	(16,804)	6,063	9,594
1    When considering the movement on each line of the balance sheet, the impact of foreign exchange rate movements is removed in order to show the underlying cash impact.
(D)    Acquisition of Group undertakings and businesses

	2022 £m	2021 £m	2020 £m
Net assets acquired:
Intangible assets	68	–	–
Other assets	131	3	–
Other liabilities	(146)	–	–
Goodwill arising on acquisition	335	–	–
Cash consideration	388	3	–
Less cash and cash equivalents acquired	(74)	–	–
Net cash outflow arising from acquisition of subsidiaries and businesses	314	3	–
Acquisition of and additional investment in joint ventures	95	54	3
Net cash outflow from acquisitions in the year	409	57	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 53: CASH FLOW STATEMENT continued
(E)    Analysis of cash and cash equivalents as shown in the balance sheet

	2022 £m	2021[1] £m	2020[1] £m

Cash and balances at central banks	91,388	76,420	73,257
Less mandatory reserve deposits[2]	(2,111)	(2,178)	(1,875)
	89,277	74,242	71,382
Loans and advances to banks and reverse repurchase agreements	14,418	10,533	10,746
Less amounts with a maturity of three months or more	(7,866)	(5,581)	(3,983)
	6,552	4,952	6,763
Total cash and cash equivalents	95,829	79,194	78,145
1    Restated, see page F-16.
2    Mandatory reserve deposits are held with local central banks in accordance with statutory requirements. Where these deposits are not held in demand accounts and are not available to finance the Group’s day-to-day operations they are excluded from cash and cash equivalents.
Included within cash and cash equivalents at 31 December 2022 is £37 million (2021: £76 million; 2020: £84 million) of restricted cash and cash equivalents is held within the Group’s long-term insurance and investments operations, which is not immediately available for use in the business.
NOTE 54: EVENTS SINCE THE BALANCE SHEET DATE
Acquisition of Tusker
On 21 February 2023, Lloyds Bank Asset Finance Limited, a wholly-owned subsidiary of the Group, acquired 100 per cent of the ordinary share capital of Hamsard 3352 Limited (“Tusker”), which together with its subsidiaries operates a vehicle management and leasing business. The acquisition will enable the Group to expand its salary sacrifice proposition within motor finance. Cash consideration was approximately £300 million1. As a result of the limited time available between the acquisition and the approval of these financial statements, the Group is still in the process of finalising the fair value of the individual assets and liabilities acquired including the associated identifiable intangible assets and goodwill.
1    Subject to customary adjustments.
Share buyback
The Board has announced its intention to implement an ordinary share buyback of up to £2.0 billion. This represents the return to shareholders of capital surplus to that required to provide capacity to grow the business, meet current and future regulatory requirements and cover uncertainties. The share buyback programme will commence as soon as is practicable and is expected to be completed, subject to continued authority from the PRA, by 31 December 2023.
NOTE 55: FUTURE ACCOUNTING DEVELOPMENTS
The following pronouncements are not applicable for the year ending 31 December 2022 and have not been applied in preparing these financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.
IFRS 17 Insurance Contracts
IFRS 17 Insurance Contracts replaces IFRS 4 Insurance Contracts and is effective for annual periods beginning on or after 1 January 2023. The Group’s initial application date was 1 January 2023 and its transition date was 1 January 2022. On transition, the Group will use the full retrospective approach for business written since 1 January 2016 using Solvency II modelling tools developed when Solvency II was implemented, which are only available to support the calculation of IFRS 17 results from that date. The fair value approach will be used for business written prior to 1 January 2016 and valuations supporting Solvency II at the transition date will be used to support the fair value calculation for transition for that business.
Comparative information
As permitted by IFRS 17, the Group’s financial statements at and for the year ended 31 December 2023 will include restated comparatives for the year ended 31 December 2022 only. Comparative information for the year ended 31 December 2021 will be presented in accordance with IFRS 4.
IFRS 17 recognition and measurement
IFRS 17 requires insurance contracts, including reinsurance contracts, and investment contracts with discretionary participation features to be recognised on the balance sheet as the total of the fulfilment cash flows and the contractual service margin:
•The fulfilment cash flows consist of the present value of future cash flows calculated using best estimate assumptions, together with an explicit risk adjustment for non-financial risk and are required to be remeasured at each reporting date
•The contractual service margin (CSM) represents the unearned profit on the insurance contracts and investment contracts with discretionary participation features
Changes to estimates of fulfilment cash flows which relate to future service are taken to the CSM, except where onerous contracts are identified or where the Group takes advantage of the risk mitigation options available under IFRS 17. The Group calculates the risk adjustment by applying margins to best estimate cashflows relating to non-financial risks (such as mortality or persistency). The risk adjustment will be released to the income statement as risk expires. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance and the risk adjustment represents the amount of risk transferred from the underlying contracts held.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 55: FUTURE ACCOUNTING DEVELOPMENTS continued
Expected impact: comparison with IFRS 4
Under IFRS 4, the Group recognises a value in-force asset and the expected profit of an insurance contract at its inception. Under IFRS 17, the expected profit for providing insurance contract services will be recognised in the CSM and released to the income statement throughout the contract period over which the insurance contract services are provided. The risk adjustment is released commensurate with the expiry of non-financial risk associated with the valuation of best estimate cash flows. The value in-force asset recognised by the Group at 31 December 2021 will be derecognised on transition.
IFRS 17 will impact the timing of profit recognition for the insurance contracts and investment contracts with discretionary participation features issued by the Group. However, it will not change the total profit recognised over the lifetime of these contracts as compared to IFRS 4, or the capital position or cash flows of the Group and its insurance companies. The change in the measurement basis of the Group’s liabilities, the derecognition of the VIF and the recognition, within the CSM, of a proportion of the previously recognised profits from insurance contracts will result in a reduction to the Group’s retained earnings on transition.
Establishing cash flows within the boundary of an insurance contract
IFRS 17 requires cash flows to be included within the boundary of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period where the Group can compel a policyholder to pay premiums or where the Group has a substantive obligation to provide the policyholder with services. The Group has assessed the contract boundary for insurance contracts it sells and has established relevant fulfilment cash flows accordingly, and the assumption framework which applies to determining the best estimate of those cash flows on an on-going basis. In particular, this includes the assumptions around increments on pensions business which are expected within the contract boundary and the extent to which the contract boundary is substantially changed upon contact modification as a result of new product features being added.
Level of aggregation of insurance contracts
IFRS 17 requires identification of portfolios of insurance contracts that have similar risks and that are managed together. In determining the appropriate level of aggregation, the Group has considered the relative risks and how these are managed within the business, in addition to factors such as geography, sales channel and product taxation basis. CSM is measured on initial recognition for cohorts of insurance contracts within these portfolios that are issued not more than a year apart. These cohorts are further disaggregated into CSM groups according to a profitability assessment and other product characteristics. As a result, the Group has identified the following portfolios: individual annuities, bulk annuities, protection products and workplace and other pensions. Within these portfolios, the Group expects to have approximately 25 CSM groups during 2023, in addition to those established at transition to IFRS 17.
Separating components of contracts
IFRS 17 also requires certain components of insurance contracts to be separated, including investment components. Investment components reflect amounts due to policy holders, akin to deposits, so are not recognised in the income statement.
Disaggregation of insurance finance income or expenses
Insurance finance income or expenses comprise changes in the carrying amount of a group of insurance contracts arising from the effect of the time value of money and the effects of financial risk. IFRS 17 provides an accounting policy choice between:
•including insurance finance income or expenses for the period in the income statement; or
•disaggregating insurance finance income and expenses for the period to include in the income statement an amount determined by a systematic allocation, and the residual amount in other comprehensive income (OCI).
The Group has elected to recognise total insurance finance income or expenses in profit or loss in the period in which they arise. This decision is based on IFRS 9 Financial Instruments. Under IFRS 9, the Group measures assets backing insurance contracts at fair value through profit or loss (FVTPL).
Accounting for the Group’s principal insurance businesses
Annuity and protection business: The general measurement model will be used for the Group’s annuity and protection business. The discount rates are locked in at the inception of the contract in determining the value of the CSM. The subsequent effects of changes in discount rates on the best estimate of the insurance contract liabilities will be recognised in the income statement in the period in which they arise, as an accounting policy choice. The Group will use discount rates based on the liquidity of the associated liabilities and, accordingly, will apply illiquidity premia to its annuity and whole of life businesses. For immediate annuity contracts, the CSM will be recognised in income over the life of the contracts based on the maximum claim payable for each period and for protection contracts, CSM will be recognised in the income statement commensurate with the sum assured.
Unit-linked and with-profits business: There is an adaptation of the general measurement model for contracts with direct participation features, the variable fee approach, which results in changes in variable fees, including those arising from changes in economic assumptions, being taken to the CSM. The expected profit will be recognised within the CSM and released to the income statement over the coverage period.
General insurance business: The Group has applied the option available under IFRS 17 to use the simplified approach (the premium allocation approach), mainly for short duration contracts. The insurance revenue recognised in the income statement in the period reflects the expected premium receipts allocated to the period, after adjusting for the time value of money and the effect of financial risk. The amortisation of insurance acquisition cash flows is taken to the income statement on the basis of the passage of time.
Balance sheet impact at 1 January 2022
On restatement, the reduction in the Group’s total equity as of 1 January 2022 was approximately £1.9 billion, driven by the derecognition of the value in-force asset, the move to best estimate of contract liabilities, the creation of the new CSM liability and the establishment of the risk adjustment. The CSM of all insurance contracts issued and net of reinsurance contracts held at 1 January 2022 was approximately £1.9 billion and the risk adjustment, net of reinsurance, recognised at that date was approximately £1.5 billion. The Group expects that approximately £300 million of the CSM and risk adjustment, gross of reinsurance, held at 1 January 2022 will be released and recognised in the income statement during the year ended 31 December 2022. These amounts will be finalised during the first quarter of 2023 following the completion of further work being undertaken by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 55: FUTURE ACCOUNTING DEVELOPMENTS continued
Equity impact at 31 December 2022
During 2022, the Group has added a drawdown feature to its existing longstanding and workplace pension business. This is a contract modification that results in a substantially different contract boundary, and IFRS 17 requires that the contracts and associated CSM (approximately £0.4 billion) at the time of the modification are derecognised and the modified contracts together with a new CSM (approximately £1.7 billion) are recognised as if they were new contracts.
The Group estimates these contract modifications will increase the CSM by approximately £1.3 billion and reduce its equity by approximately £1.3 billion (before the impact of IFRS 17 tax transitional adjustments) given the charge recognised in the income statement in 2022 on an IFRS 17 basis. The estimate has been prepared assuming these contract modifications occurred on the 1 January 2022. As these contract modifications occurred throughout 2022, the Group will undertake further work during the first quarter of 2023 to finalise the financial impact of the contract modifications using the actual dates these contract modifications occurred during 2022.
Income statement impact
Whilst IFRS 17 does not change the total profit recognised over the life of an insurance contract or investment contract with discretionary participation features, it does change both the phasing of profit recognition and the amounts recognised within individual income statement line items, including other income and operating expenses. Under IFRS 17, the Group is required to defer substantially all of the expected profit through the recognition of a CSM on the balance sheet (losses on groups of onerous contracts and recoveries of such losses, to the extent they are covered by reinsurance contracts held, are recognised in the income statement immediately); the CSM is subsequently released to the income statement over the coverage period of the product. The expected profit includes estimated future premiums and claims together with administration costs such as claims handling costs, costs incurred to provide contractual policyholder benefits and policy administration and maintenance costs. As a result, a reduction is expected in the amounts to be disclosed as other income, operating income and operating expenses under IFRS 17, in respect of the relevant IFRS 17 income statement line items that will be presented from 2023.
The Group continues to refine and finalise the new accounting processes and models and has not, therefore, presented the impact of IFRS 17 for the year ended 31 December 2022 including impacts on financial metrics such as earnings per share. Further work will be undertaken during the first quarter of 2023 to finalise the impact of IFRS 17 on the Group’s income statement and earnings per share for the year ended 31 December 2022 and on its balance sheet at 31 December 2022.
Minor amendments to other accounting standards
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2023 (including IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors). These amendments are not expected to have a significant impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 56: PARENT COMPANY DISCLOSURES
(A)    Company income statement

	2022 £ million	2021 £ million	2020 £ million
Net interest expense	(346)	(176)	(194)
Dividends from subsidiaries	1,120	3,600	1,135
Other income	770	633	566
Total income	1,544	4,057	1,507
Operating expenses	(200)	(164)	(249)
Impairment	(13)	–	(1)
Profit before tax	1,331	3,893	1,257
Tax credit	68	12	45
Profit for the year	1,399	3,905	1,302

Profit attributable to ordinary shareholders	961	3,476	849
Profit attributable to other equity holders	438	429	453
Profit for the year	1,399	3,905	1,302
(B)    Company balance sheet

	2022 £ million	2021 £ million
Assets
Cash and cash equivalents	48	50
Financial assets at fair value through profit or loss	20,292	20,362
Derivative financial instruments	1,197	793
Amounts due from subsidiaries	–	–
Debt securities	2,279	2,033
Loans to subsidiaries	14,119	14,238
Investment in subsidiaries	49,609	49,142
Current tax recoverable	4	28
Deferred tax assets	93	26
Other assets	–	2
Total assets	87,641	86,674
Liabilities
Due to subsidiaries[1]	27	200
Financial liabilities at fair value through profit or loss	13,865	9,748
Derivative financial instruments	1,550	414
Debt securities in issue	15,366	17,748
Other liabilities[1]	125	61
Subordinated liabilities	9,218	8,105
Total liabilities	40,151	36,276
Equity
Share capital	6,729	7,102
Share premium account	18,504	18,479
Merger reserve	6,806	6,806
Capital redemption reserve	4,932	4,479
Retained profits	5,222	7,626
Shareholders’ equity	42,193	44,492
Other equity instruments	5,297	5,906
Total equity	47,490	50,398
Total equity and liabilities	87,641	86,674
1    Due to subsidiaries, previously reported within other liabilities, is shown separately. Comparatives have been presented on a consistent basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 56: PARENT COMPANY DISCLOSURES continued
(C)    Company statement of changes in equity

	Attributable to ordinary shareholders
	Share capital and premium £ million	Merger reserve £ million	Capital redemption reserve £ million	Retained profits £ million	Total £ million	Other equity instruments £ million	Total £ million
At 1 January 2020	24,756	7,420	4,462	3,950	40,588	5,906	46,494
Total comprehensive income[1]	–	–	–	849	849	453	1,302
Transactions with owners
Dividends	–	–	–	–	–	–	–
Distributions on other equity instruments	–	–	–	–	–	(453)	(453)
Issue of ordinary shares	191	–	–	–	191	–	191
Movement in treasury shares	–	–	–	(52)	(52)	–	(52)
Value of employee services:
Share option schemes	–	–	–	48	48	–	48
Other employee award schemes	–	–	–	74	74	–	74
Total transactions with owners	191	–	–	70	261	(453)	(192)
At 31 December 2020	24,947	7,420	4,462	4,869	41,698	5,906	47,604
Total comprehensive income[1]	–	–	–	3,476	3,476	429	3,905
Transactions with owners
Dividends	–	–	–	(877)	(877)	–	(877)
Distributions on other equity instruments	–	–	–	–	–	(429)	(429)
Issue of ordinary shares	37	–	–	–	37	–	37
Redemption of preference shares	597	(614)	17	–	–	–	–
Movement in treasury shares	–	–	–	(24)	(24)	–	(24)
Value of employee services:
Share option schemes	–	–	–	51	51	–	51
Other employee award schemes	–	–	–	131	131	–	131
Total transactions with owners	634	(614)	17	(719)	(682)	(429)	(1,111)
At 31 December 2021	25,581	6,806	4,479	7,626	44,492	5,906	50,398
Total comprehensive income[1]	–	–	–	961	961	438	1,399
Transactions with owners
Dividends	–	–	–	(1,475)	(1,475)	–	(1,475)
Distributions on other equity instruments	–	–	–	–	–	(438)	(438)
Issue of ordinary shares	105	–	–	–	105	–	105
Share buyback	(453)	–	453	(2,013)	(2,013)	–	(2,013)
Issue of other equity instruments	–	–	–	(5)	(5)	750	745
Repurchase and redemptions of other equity instruments	–	–	–	(37)	(37)	(1,359)	(1,396)
Movement in treasury shares	–	–	–	(59)	(59)	–	(59)
Value of employee services:
Share option schemes	–	–	–	41	41	–	41
Other employee award schemes	–	–	–	183	183	–	183
Total transactions with owners	(348)	–	453	(3,365)	(3,260)	(1,047)	(4,307)
At 31 December 2022	25,233	6,806	4,932	5,222	42,193	5,297	47,490
1    No statement of comprehensive income has been shown for the parent company, as permitted by section 408 of the Companies Act 2006. Total comprehensive income comprises only the profit for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December
NOTE 56: PARENT COMPANY DISCLOSURES continued
(D)    Company cash flow statement

	2022 £ million	2021 £ million	2020 £ million
Cash flows from operating activities
Profit before tax	1,331	3,893	1,257
Adjustments for:
Fair value and exchange adjustments and other non-cash items	21	1,134	(512)
Change in other assets	(177)	(7,028)	(1,815)
Change in other liabilities and other items	1,626	(3,322)	6,401
Dividends received	(1,120)	(3,600)	(1,135)
Distributions on other equity instruments received	(338)	(423)	(492)
Tax received	27	2	–
Net cash provided (used in) by operating activities	1,370	(9,344)	3,704
Cash flows from investing activities
Return of capital contribution	4	4	4
Dividends received	1,120	3,600	1,135
Distributions on other equity instruments received	338	423	492
Acquisitions of and capital injections to subsidiaries	(250)	(3,209)	(1,170)
Return of capital by subsidiaries	–	4,130	–
Amounts advanced to subsidiaries	(3,148)	(974)	(5,827)
Repayment of loans to subsidiaries	4,234	6,727	2,004
Interest received on loans to subsidiaries	408	461	261
Net cash provided by (used in) investing activities	2,706	11,162	(3,101)
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,475)	(877)	–
Distributions on other equity instruments	(438)	(429)	(453)
Interest paid on subordinated liabilities	(370)	(793)	(316)
Proceeds from issue of subordinated liabilities	838	499	–
Proceeds from issue of other equity instruments	745	–	–
Proceeds from issue of ordinary shares	31	25	144
Share buyback	(2,013)	–	–
Repayment of subordinated liabilities	–	(200)	–
Repurchase and redemptions of other equity instruments	(1,396)	–	–
Net cash used in financing activities	(4,078)	(1,775)	(625)
Change in cash and cash equivalents	(2)	43	(22)
Cash and cash equivalents at beginning of year	50	7	29
Cash and cash equivalents at end of year	48	50	7
(E)    Interests in subsidiaries
The principal subsidiaries, all of which have prepared accounts to 31 December and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business
Lloyds Bank plc	England	100%	Banking and financial services
Scottish Widows Limited	England	100%[1]	Life assurance
HBOS plc	Scotland	100%[1]	Holding company
Bank of Scotland plc	Scotland	100%[1]	Banking and financial services
Lloyds Bank Corporate Markets plc	England	100%	Banking and financial services
1Indirect interest.
The principal area of operation for each of the above subsidiaries is the United Kingdom.

GLOSSARY

Term used	US equivalent or brief description
Accounts	Financial statements.
Articles of association	Articles and bylaws.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Demutualisation	Process by which a mutual institution is converted into a public limited company.
Endowment mortgage	An interest-only mortgage to be repaid by the proceeds of an endowment insurance policy which is assigned to the lender providing the mortgage. The sum insured, which is payable on maturity or upon the death of the policyholder, is used to repay the mortgage.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Lien	Under UK law, a right to retain possession pending payment.
Life assurance	Life insurance.
Loan capital	Long-term debt.
Members	Shareholders.
National Insurance	A form of taxation payable in the UK by employees, employers and the self-employed. It is part of the UK’s national social security system and ultimately controlled by HM Revenue & Customs.
Nominal value	Par value.
Open Ended Investment Company (OEIC)	Mutual fund.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.
Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Single premium	A premium in relation to an insurance policy payable once at the commencement of the policy.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income. New mortgage lending of this type has not been offered by the Group since early 2009.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.

FORM 20-F CROSS REFERENCE SHEET

	Form 20-F Item Number and Caption		Location	Page
Part I
Item 1.	Identity of Directors, Senior Management and Advisers		Not applicable.
Item 2.	Offer Statistics and Expected Timetable		Not applicable.
Item 3.	Key Information
	A.	Reserved by the Securities and Exchange Commission	Not applicable.
	B.	Capitalisation and indebtedness	Not applicable.
	C.	Reason for the offer and use of proceeds	Not applicable.
	D.	Risk factors	“Risk factors”	177–189
Item 4.	Information on the Company
	A.	History and development of the company	“Business overview”	2
			“Business – History and development of Lloyds Banking Group”	3
			“Regulation”	170–172
			“Where you can find more information”	176
	B.	Business overview	“Business overview”	2
			“Business – Legal actions and regulatory matters”	21
			“Business – Competitive Environment”	21
			“Business – Recent developments”	21
			“Operating and financial review and prospects – Divisional information”	30–31
			“Operating and financial review and prospects”	36-38, 82, 101–102
			“Corporate Governance – Board oversight”	142–147
			“Regulation”	170–172
	C.	Organisational structure	“Lloyds Banking Group structure”	191
	D.	Property, plant and equipment	Not applicable.
Item 4A.	Unresolved Staff Comments		Not applicable.
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	“Operating and financial review and prospects”	22–102
			“Operating and financial review and prospects – Market Risk”	91–95
			“Regulation”	170–172
	B.	Liquidity and capital resources	“Operating and financial review and prospects – Capital risk”	55–62
			“Operating and financial review and prospects – Funding and Liquidity Risk”	83–89
			“Operating and financial review and prospects – Investment portfolio, maturities, deposits”	101–102
			“Dividends”	174
			“Notes to the consolidated financial statements – note 47”	F-102–F-103
	C.	Research and development, patents and licenses, etc.	Not applicable.
	D.	Trend information	“Operating and financial review and prospects – Overview and trend information”	23
	E.	Critical accounting estimates	“Operating and financial review and prospects – Critical accounting judgements and key sources of estimation uncertainty”	23
			“Notes to the consolidated financial statements – note 3”	F-31–F-33
			“Notes to the consolidated financial statements – note 19”	F-64–F-71
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	“Management and employees – Directors and senior management”	103–106
	B.	Compensation	“Compensation”	107–132
			“Notes to the consolidated financial statements – note 11”	F-45
			“Notes to the consolidated financial statements – note 45”	F-98–F-100
	C.	Board practices	“Management and employees”	103–106
			“Compensation – Annual report on remuneration – Remuneration Committee”	124, 126–132
			“Corporate governance – Board Leadership and Company Purpose”	139–147
			“Corporate governance – Audit Committee report”	156–160
			“Articles of association of Lloyds Banking Group plc”	174
	D.	Employees	“Management and employees – Employees”	106
	E.	Share ownership	“Compensation – Directors’ share interests and share awards”	116–117
			“Notes to the consolidated financial statements – note 2 – employee benefits”	F-21
	F.	Disclosure of a registrant's action to recover erroneously awarded compensation	Not applicable.
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	“Major shareholders and related party transactions – Major shareholders”	169
	B.	Related party transactions	“Major shareholders and related party transactions – Related party transactions”	169
			“Notes to the consolidated financial statements – note 46”	F-101–F-102
	C.	Interests of experts and counsel	Not applicable.

FORM 20-F CROSS REFERENCE SHEET

	Form 20-F Item Number and Caption		Location	Page
Item 8.	Financial Information
	A.	Consolidated statements and other financial information	“Consolidated financial statements”	F-9–F-15
			“Notes to the consolidated financial statements”	F-16–F-146
			“Report of Independent Registered Public Accounting Firm”	F-2–F-6
			“Report of Independent Registered Public Accounting Firm”	F-8
			“Business – Legal actions and regulatory matters”	21
			“Operating and financial review and prospects”	22–102
			“Dividends”	174
	B.	Significant changes	Not Applicable
Item 9.	The Offer and Listing
	A.	Offer and listing details	“Listing information”	173
	B.	Plan of distribution	Not applicable.
	C.	Markets	“Listing information”	173
	D.	Selling shareholders	Not applicable.
	E.	Dilution	Not applicable.
	F.	Expenses of the issue	Not applicable.
Item 10.	Additional Information
	A.	Share capital	Not applicable.
	B.	Memorandum and articles of association	“Articles of association of Lloyds Banking Group plc”	174
	C.	Material contracts	“Business – Material contracts”	4
	D.	Exchange controls	“Exchange controls”	174
	E.	Taxation	“Taxation”	175–176
	F.	Dividends and paying agents	Not applicable.
	G.	Statements by experts	Not applicable.
	H.	Documents on display	“Where you can find more information”	176
	I.	Subsidiary information	“Lloyds Banking Group structure”	191
Item 11.	Quantitative and Qualitative Disclosures about Market Risk		“Operating and financial review and prospects – Credit risk”	65–81
			“Operating and financial review and prospects – Market risk”	91–95
			“Notes to the consolidated financial statements – note 52”	F-119–F-139
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt securities	Not applicable.
	B.	Warrants and rights	Not applicable.
	C.	Other securities	Not applicable.
	D.	American Depositary Shares	“Listing information – ADR fees”	173
Part II
Item 13.	Defaults, Dividends Arrearages and Delinquencies		Not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		Not applicable.
Item 15.	Controls and Procedures		“Corporate governance”	136–168
			“Report of Independent Registered Public Accounting Firm”	F-7
Item 16.	Reserved by the Securities and Exchange Commission		Not applicable.
Item 16A.	Audit committee financial expert		“Corporate governance – Audit Committee report”	156–160
Item 16B.	Code of ethics		“Management and employees – Employees”	106
Item 16C.	Principal accountant fees and services		“Corporate governance – Audit Committee report – Other significant issues – Auditor independence and remuneration”	159
			“Notes to the consolidated financial statements – note 12”	F-46
Item 16D.	Exemptions from the listing standards for audit committees		Not applicable.
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers		Not applicable.
Item 16F.	Change in registrant’s certifying accountant		Not applicable.
Item 16G.	Corporate governance		“Corporate governance – Statement on US corporate governance standards”	136
Item 16H.	Mine safety disclosure		Not applicable.
Item 16I.	Disclosure regarding foreign jurisdictions that prevent inspections		Not applicable.
Part III
Item 17.	Financial statements		See response to item 18.
Item 18.	Financial statements		“Consolidated financial statements”	F-9–F-15
			“Notes to the consolidated financial statements”	F-16–F-146
			“Report of Independent Registered Public Accounting Firm”	F-2–F-6
			“Report of Independent Registered Public Accounting Firm”	F-8
Item 19.	Exhibits		See “Exhibit index”	195

EXHIBIT INDEX

1	Articles of association of Lloyds Banking Group plc[o]
2	Neither Lloyds Banking Group plc nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Group’s total assets (on a consolidated basis) is authorised to be issued. Lloyds Banking Group plc hereby agrees to furnish to the Securities and Exchange Commission (the Commission), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the Commission.
2	(d)	Description of securities registered under Section 12 of the Exchange Act.
4	(b)	(i)	Letter of appointment dated 26 June 2014 between Lloyds Banking Group plc and Alan Dickinson□
		(ii)	Letter of appointment dated 26 November 2015 between Lloyds Banking Group plc and Stuart Sinclair+
		(iii)	Letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†
		(iv)	Supplementary letter dated 5 December 2017 to the letter of appointment dated 2 March 2017 between Lloyds Banking Group plc and Lord Lupton†
		(v)	Letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie▲
		(vi)	Supplementary letter dated 3 September 2018 to the letter of appointment dated 17 April 2018 between Lloyds Banking Group plc and Amanda Mackenzie▲
		(vii)	Service agreement dated 15 March 2019 between Lloyds Bank plc and William ChalmersΔ
		(viii)	Addendum to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers✓
		(ix)	Deed of variation of contract dated 22 June 2020 to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers✓
		(x)	Letter to William Chalmers regarding his deputisation allowance and increased fixed share award for the period he assumed the acting Group Chief Executive role[o]
		(xi)	Letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah LeggΔ
		(xii)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 21 October 2019 between Lloyds Banking Group plc and Sarah LeggΔ
		(xiii)	Letter of appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods✓
		(xiv)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 22 October 2019 between Lloyds Banking Group plc and Catherine Woods✓
		(xv)	Letter of appointment dated 4 July 2020 between Lloyds Banking Group plc and Robin Budenberg✓
		(xvi)	Service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn[o]
		(xvii)	Addendum to the service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn[o]
		(xviii)	Letter of appointment dated 5 October 2021 between Lloyds Banking Group plc and Harmeen Mehta[o]
		(xix)	Letter of appointment dated 26 July 2022 between Lloyds Banking Group plc and Scott Wheway
		(xx)	Supplementary letter dated 13 September 2022 to the letter of appointment dated 26 July 2022 between Lloyds Banking Group plc and Scott Wheway
		(xxi)	Letter of appointment dated 11 October 2022 between Lloyds Banking Group plc and Cathy Turner
8.1		List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business
12.1		Certification of Charlie Nunn filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
12.2		Certification of William Chalmers filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
13.1		Certification of Charlie Nunn and William Chalmers furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1		Consent of Deloitte LLP
15.2		Consent of PricewaterhouseCoopers LLP

□		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 12 March 2015
+		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 8 March 2016
†		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 9 March 2018
▲		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 25 February 2019
Δ		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 25 February 2020
✓		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 26 February 2021
[o]		Previously filed with the SEC on Lloyds Banking Group’s Form 20-F filed 28 February 2022

The exhibits shown above are listed according to the number assigned to them by the Form 20–F.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LLOYDS BANKING GROUP plc
By:	/s/ William Chalmers

Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	24 February 2023