Form 20-F
period 2024-12-31
Lloyds Banking Group plc
filed 2025-02-20
CIK 1160106

As filed with the Securities and Exchange Commission on 20 February 2025
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2024
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
25 Gresham Street
London EC2V 7HN
United Kingdom
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares of nominal value 10 pence each, represented by American Depositary Shares .............		The New York Stock Exchange
$1,500,000,000 4.344% Subordinated Securities due in 2048 ......................................................................	LYG48A	The New York Stock Exchange
$1,175,176,000 3.369% Subordinated Notes due 2046 ......................................................................................	LYG46	The New York Stock Exchange
$824,033,000 5.300% Subordinated Securities due 2045 ..............................................................................	LYG45	The New York Stock Exchange
$1,000,000,000 5.590% Senior Callable Fixed-to-Fixed Rate Notes due 2035 .........................................	LYG35A	The New York Stock Exchange
$2,000,000,000 5.679% Senior Callable Fixed-to-Fixed Rate Notes due 2035 .........................................	LYG35	The New York Stock Exchange
$1,000,000.000 7.953% Fixed Rate Reset Subordinated Debt Securities due 2033 .................................	LYG33A	The New York Stock Exchange
$1,250,000,000 4.976% Senior Callable Fixed-to-Fixed Rate Notes due 2033 ..........................................	LYG33	The New York Stock Exchange
£500,000,000 1.985% Subordinated Notes due 2031 .......................................................................................	LYG31	The New York Stock Exchange
$1,500,000,000 5.721% Senior Callable Fixed-to-Fixed Rate Notes due 2030 ...........................................	LYG30	The New York Stock Exchange
$1,250,000,000 5.871% Senior Callable Fixed-to-Fixed Rate Notes due 2029 ...........................................	LYG29	The New York Stock Exchange
$750,000,000 Senior Callable Floating Rate Notes due 2028 ........................................................................	LYG28H	The New York Stock Exchange
$1,250,000,000 5.087% Senior Callable Fixed-to-Fixed Rate Notes due 2028 ..........................................	LYG28G	The New York Stock Exchange
$300,000,000 Senior Callable Floating Rate Notes due 2028 .......................................................................	LYG28F	The New York Stock Exchange
$1,500,000,000 5.462% Senior Callable Fixed-to-Fixed Rate Notes due 2028 ..........................................	LYG28E	The New York Stock Exchange
$1,000,000,000 3.750% Senior Callable Fixed-to-Fixed Rate Notes due 2028 ..........................................	LYG28D	The New York Stock Exchange
$1,250,000,000 4.550% Senior Notes due 2028 ................................................................................................	LYG28C	The New York Stock Exchange
$1,500,000,000 4.375% Senior Notes due 2028 ................................................................................................	LYG28B	The New York Stock Exchange
$1,750,000,000 3.574% Senior Notes due in 2028 (callable in 2027) ............................................................	LYG28A	The New York Stock Exchange
$500,000,000 Senior Callable Floating Rate Notes due 2027 ........................................................................	LYB27C	The New York Stock Exchange
$1,500,000,000 5.985% Senior Callable Fixed-to-Fixed Rate Notes due 2027 ..........................................	LYG27B	The New York Stock Exchange
$1,000,000,000 1.627% Senior Notes due 2027 ..................................................................................................	LYG27A	The New York Stock Exchange
$1,250,000,000 3.750% Senior Notes due 2027 .................................................................................................	LYG27	The New York Stock Exchange
$1,250,000,000 4.716% Senior Callable Fixed-to-Fixed Rate Notes due 2026 ...........................................	LYG26C	The New York Stock Exchange
$1,000,000,000 3.511% Senior Callable Fixed-to-Fixed Rate Notes due 2026 ............................................	LYG26B	The New York Stock Exchange
$1,000,000,000 2.438% Senior Notes due 2026 ................................................................................................	LYG26A	The New York Stock Exchange
$1,500,000,000 4.650% Subordinated Securities due 2026 ...........................................................................	LYG26	The New York Stock Exchange
$1,500,000,000 4.450% Senior Notes due 2025 ................................................................................................	LYG25A	The New York Stock Exchange
$1,327,685,000 4.582% Subordinated Securities due 2025 .............................................................................	LYG25	The New York Stock Exchange
$1,250,000,000 3.500% Senior Notes due 2025 ................................................................................................	LYG/25	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
6.750% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities (Callable September 27, 2031 and every fiver years thereafter)
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
7.500% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities
6.750% Callable Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities
The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2024 was:

Ordinary shares, nominal value 10 pence each .........................................................................................................................................................................	60,617,012,971
Preference shares, nominal value 25 pence each .....................................................................................................................................................................	296,140,832
Preference shares, nominal value 25 cents each ......................................................................................................................................................................	86,617
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
(Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-Accelerated filer ☐ Emerging Growth Company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
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
☐ U.S. GAAP
☒ International Financial Reporting Standards as issued by the International Accounting Standards Board
☐ Other
If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities
Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐ No ☐

Table of contents

Introduction ...		1
Forward-looking statements ...		2
Enforceability of civil liabilities ...		2
Part I ...		3
Item 1.	Identity of Directors, Senior Management and Advisers .............................................................................................................................	3
Item 2.	Offer Statistics and Expected Timetable .........................................................................................................................................................	3
Item 3.	Key Information .......................................................................................................................................................................................................	3
Item 4.	Information on the Company ..............................................................................................................................................................................	17
Item 4A.	Unresolved Staff Comments ................................................................................................................................................................................	27
Item 5.	Operating and Financial Review and Prospects .............................................................................................................................................	28
Item 6.	Directors, Senior Management and Employees ..............................................................................................................................................	70
Item 7.	Major Shareholders and Related Party Transactions ....................................................................................................................................	71
Item 8.	Financial Information .............................................................................................................................................................................................	72
Item 9.	The Offer and Listing .............................................................................................................................................................................................	73
Item 10.	Additional Information ..........................................................................................................................................................................................	73
Item 11.	Qualitative and Quantitative Disclosures About Market Risk ...................................................................................................................	75
Item 12.	Description of Securities Other than Equity Securities ................................................................................................................................	76
Part II ...		77
Item 13.	Defaults, Dividend Arrearages and Delinquencies .........................................................................................................................................	77
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds ....................................................................................	77
Item 15.	Controls and Procedures .......................................................................................................................................................................................	77
Item 16.	[Reserved] ...	79
Item 16A.	Audit Committee Financial Expert ....................................................................................................................................................................	79
Item 16B.	Code of Ethics ...	79
Item 16C.	Principal Accountant Fees and Services ...........................................................................................................................................................	79
Item 16D.	Exemptions from the Listing Standards for Audit Committees .................................................................................................................	79
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers ...................................................................................................	79
Item 16F.	Change in Registrant’s Certifying Accountant ................................................................................................................................................	79
Item 16G.	Corporate Governance ..........................................................................................................................................................................................	79
Item 16H.	Mine Safety Disclosure ...........................................................................................................................................................................................	79
Item 16I.	Disclosures Regarding Foreign Jurisdictions that Prevent Inspections .....................................................................................................	79
Item 16J.	Insider Trading Policies ..........................................................................................................................................................................................	79
Item 16K.	Cybersecurity ...	80
Part III ...		80
Item 17.	Financial Statements .............................................................................................................................................................................................	80
Item 18.	Financial Statements .............................................................................................................................................................................................	80
Item 19.	Exhibits ...	88

1	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Introduction
In this annual report on Form 20-F (the “Annual Report on Form 20-F”), references to the “Company” are to Lloyds Banking Group plc;
references to “Lloyds Banking Group”, “Lloyds” or the “Group” are to Lloyds Banking Group plc and its subsidiary and associated undertakings;
and references to “Lloyds Bank” are to Lloyds Bank plc. References to the “Financial Conduct Authority” or “FCA” and to the “Prudential
Regulation Authority” or “PRA” are to the United Kingdom (the UK) Financial Conduct Authority and the UK Prudential Regulation Authority.
References to the “Financial Services Authority” or “FSA” are to their predecessor organisation, the UK Financial Services Authority.
Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information required to be included in this Annual
Report on Form 20-F is being incorporated by reference from the Company’s statutory annual report for the year ended 31 December 2024, including the consolidated financial statements of the Group included therein (the “Annual Report 2024”) as specified in this Annual Report on
Form 20-F. References to the “consolidated financial statements” or “financial statements” are to Lloyds Banking Group’s consolidated financial statements incorporated by reference in this Annual Report on Form 20-F. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the Annual Report 2024, to the extent specified (see Exhibits 15.1 and 15.2). Any cross-references contained within pages or sections that are incorporated by reference from the Annual Report 2024 are not also deemed incorporated by reference unless indicated otherwise. With the exception of the items and pages so specified, the Annual Report 2024 is not being, and shall not be deemed to be, filed as part of this Annual Report on Form 20-F.
The Group’s consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the
International Accounting Standards Board (IASB). Certain disclosures required by IFRS Accounting Standards have been included in sections highlighted as “Audited” within Item 5 “Operating and Financial Review and Prospects” of this Annual Report on Form 20-F on pages 28 to 69.
Disclosures marked as audited indicate that they are within the scope of the audit of the financial statements taken as a whole; these disclosures are not subject to a separate opinion.
The Group publishes its consolidated financial statements expressed in British pounds (“pounds Sterling”, “Sterling” or “£”), the lawful currency of the UK. In this Annual Report on Form 20-F, references to “pence” and “p” are to one-hundredth of one pound Sterling; references to “US
Dollars”, “US$” or “$” are to the lawful currency of the United States; references to “cent” or “c” are to one-hundredth of one US Dollar;
references to “Euro” or “€” are to the lawful currency of the member states of the European Union (the “EU”) that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty of European Union; references to
“Euro cent” are to one-hundredth of one Euro; references to “Australian Dollar”, “Australian $” or “A$” are to the lawful currency of Australia;
references to “Singapore Dollar”, “Singapore $” or “S$” are to the lawful currency of Singapore; and references to “Japanese Yen”, “Japanese ¥”
or “¥” are to the lawful currency of Japan. Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain pounds Sterling amounts into US Dollars at specified rates. These translations should not be construed as representations by the Group that the pounds Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate in New
York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying
Rate) in effect on 31 December 2024. The Noon Buying Rate on 31 December 2024 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds Sterling, and therefore US Dollar amounts appearing in this
Annual Report on Form 20-F may differ significantly from actual US Dollar amounts which were translated into pounds Sterling in the preparation of the consolidated financial statements in accordance with IFRS Accounting Standards.

2	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as
amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds
Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’,
‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’,
‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the
Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk;
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
For additional information about factors that could cause Group’s results to differ materially from those described in the forward-looking statements, please see Item 3.D - “Risk Factors” beginning on page 3.
Enforceability of civil liabilities
The Company is a public limited company incorporated under the laws of Scotland. Most of the Company’s directors and executive officers and certain of the experts named herein are residents of the UK. A substantial portion of the assets of the Company, its subsidiaries and such persons, are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United
States upon all such persons or to enforce against them in US courts judgments obtained in such courts, including those predicated upon the civil liability provisions of the federal securities laws of the United States. Furthermore, the Company has been advised by its solicitors that there is doubt as to the enforceability in the UK, in original actions or in actions for enforcement of judgments of US courts, of certain civil liabilities, including those predicated solely upon the federal securities laws of the United States.

3	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A.[Reserved]
B.Capitalization and indebtedness
Not applicable.
C.Reason for the offer and use of proceeds
Not applicable.
D.Risk factors
Set out below is a summary of certain risk factors which could affect the Group’s future results and may cause them to differ from expected results materially. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that the Group’s businesses face. This section should be read in conjunction with the more detailed information contained in this document, including as set forth in Item 4 - “Information on the Company” and Item 5 - “Operating and Financial Review and Prospects”. For
information on the Group’s risk management policies and procedures, see the section titled “Risk Management” under Item 5 - “Operating and
Financial Review and Prospects”.
Economic and financial risks
1.The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally
The Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates. The Group is particularly exposed to economic conditions in the UK, where the Group’s earnings are predominantly generated and its operations are concentrated, but it also has some credit exposure in countries outside the UK, and UK economic conditions are themselves heavily influenced by developments elsewhere in the global economy.
Economic risks
Weak or unstable economic conditions in the UK or globally can create a challenging operating environment for the Group, manifested through developments such as reduced economic activity, increased unemployment, reduced personal income levels, increased cost of living, over-
indebtedness and reduced corporate profitability. Such conditions can reduce borrowers’ ability to repay loans including by increasing corporate, small and medium-sized enterprises (“SME”) or personal insolvency rates, can increase tenant and other types of defaults, and raise realised losses on defaulting loans by decreasing property prices or the value of other collateral held as security. Moreover, divergence in economic performance between countries and regions could induce fluctuations in commodity prices and changes in foreign exchange rates.
Recent years have demonstrated the vulnerability of a highly interlinked global economy, as the COVID-19 pandemic triggered disruption to global supply chains at a scale not previously experienced, and the Russian invasion of Ukraine triggered a large rise in European energy prices.
Other unexpected global developments could have similar consequences again. Monetary policy across the world has not yet succeeded in returning inflation back to target levels after these disruptions, creating elevated uncertainty for the future path of global interest rates and the stability of economic growth – keeping policy too tight for too long could prompt a slide into recession; loosening too quickly could re-ignite inflation pressures and require renewed policy tightening, again resulting in recession. Many asset prices have so far proved more resilient than expected to the rise in interest rates that has occurred over the past three years, but could weaken significantly if interest rates do not fall back as markets currently expect. Rising global protectionism – driven in part by a long period of stagnation in spending power for large parts of the developed-world’s population - adds to the policy difficulty as import-tariffs and re-shoring of production activity push upward on inflation in a way that they have not for many decades. High levels of government debt across the advanced economies combined with fiscal spending pressures from ageing populations and climate change raise risks of economic instability through periods of investor concern over debt sustainability, triggering surges in market interest rates and/or sudden reduction in government spending plans.
Geopolitical risks
Political and geopolitical developments could also affect the wider economic environment, as well as the financial condition of the Group’s customers, clients and counterparties, including governments and other financial institutions. Any resulting adverse changes affecting the economies of the countries in which the Group has significant direct and indirect credit exposures could have a material adverse effect on the
Group’s results of operations, financial condition or prospects.
The Group is also subject to risks from the domestic political sphere, including changes to public spending and fiscal policy. The UK experiences inequalities across incomes and regions, and although political intentions are to reduce such inequalities the implications for the Group’s customers, financial condition and prospects are unclear due to the potential for unintended consequences of policy changes.
Geopolitical developments have the potential to accentuate the key economic risks in the current economic conjuncture, or to act as the trigger that upsets the finely balanced position of the global economic cycle. In particular, crystallisation of some geopolitical risks might be expected to simultaneously worsen the outlook for economic activity while adding to inflationary pressure through their impacts on commodity and energy markets and global supply chains. Such developments would mirror the twin supply-side shocks that emerged in the aftermath of the
COVID-19 pandemic and Russia’s invasion of Ukraine and complicate the task of calibrating an appropriate setting of monetary policy.

4	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Pertinent geopolitical risks include, but are not limited to, an escalation of conflict in the Middle East to include involvement of other sovereign states – most impactful for the global economy if energy supply from the region becomes significantly disrupted; a further escalation of Russia’s war in Ukraine to a wider conflict; further deterioration in the relationship between the US and China and the potential for conflict in Taiwan;
strains in the relations between the US and other countries as a result of tariffs or other changes in economic policy as a result of the new presidential administration and more gradually, increasing barriers to free trade and diversity of supply chains as a result of inter-bloc economic competition and efforts to re-shore strategic production. Acts of terrorism or war are ever-present risks, and may increasingly take the form of cyber-attacks, either state-sponsored or not.
Other risks
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
Pertinent risks include, but are not confined to, risks relating to climate change, epidemiological and health-related developments, and technological disruptions, including from the wider adoption of artificial intelligence (“AI”).
Any of the above risks could have a material adverse effect on the results of operations, financial condition or prospects of the Group.
2.The Group’s businesses are subject to inherent and perceived risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or access to wholesale funding markets becomes more limited
Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and long-term wholesale funding markets and the Group’s ability to access those markets. The Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets to meet its funding needs. The ability of the Group to gain access to wholesale and retail funding sources on satisfactory economic terms depends on continued
confidence in the Group’s soundness, and is subject to a number of factors outside its control, such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and the level of confidence in the UK banking system.
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
In addition, medium-term growth in the Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, which is dependent on a variety of factors outside the Group’s control, such as general macroeconomic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and the Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on the Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on its future growth. Any loss in consumer confidence in the Group could significantly increase the amount of retail deposit withdrawals in a short period of time. See “Economic and Financial Risks – The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the
Eurozone, the US, Asia and globally”.
The Group makes use of central bank funding schemes such as the Bank of England’s (“BoE”) Term Funding Scheme with additional incentives for SMEs (the “TFSME”). Following the closure of this scheme in 2021, the Group will have to replace matured drawings in the fourth quarter of
2025, 2027 and beyond, which could cause an increased dependence on term funding issuances. If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or the Group’s credit ratings are downgraded, it is possible that wholesale funding will prove more difficult to obtain.
Any of the refinancing or liquidity risks mentioned above, in isolation or in concert, could have a material adverse effect on the Group’s results of operations and its ability to meet its financial obligations as they fall due. For further information on how regulation may impact the Group’s liquidity and funding, see “Regulatory and Legal Risks”.
3.A reduction in the Group’s credit rating(s) could materially adversely affect the Group’s results of operations, financial condition or prospects
Rating agencies regularly evaluate the Group and the Company, and their ratings of debt are based on a number of factors which can change over time, including the Group’s financial strength as well as factors not entirely within its control, such as conditions affecting the financial services industry generally, and the legal and regulatory frameworks affecting its legal structure, business activities and the rights of its creditors.
In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the Group or the Company will maintain their current rating(s). The credit rating agencies may also revise the ratings methodologies applicable to issuers within a particular industry or political or economic region. If credit rating agencies perceive there to be adverse changes in the factors affecting an issuer’s credit rating, including by virtue of change to applicable ratings methodologies, the credit rating agencies may downgrade, suspend or withdraw the ratings assigned to an issuer and/or its securities. A downgrade of an entity of the Group may materially adversely affect the other individual
Group entities, or the Group as a whole. Downgrades of the Group’s credit rating(s) could lead to additional collateral posting and cash outflow, significantly increase its borrowing costs, limit its issuance capacity in the capital markets and weaken the Group’s competitive position in certain markets.

5	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
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
In addition, the Group’s banking and trading activities are also subject to market movements. For example, changes in interest rate levels, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. The potential for future volatility and margin changes remains. As a result of competitive pressures in the market for loans and deposits, the Group may be restricted in its ability to change interest rates applying to customers in response to changes in official and market rates resulting in reduced margins.
Changes in foreign exchange rates, including with respect to the US dollar and the Euro, may also have a material adverse effect on the Group’s financial position and/or forecasted earnings. Please also see “Economic and Financial Risks – The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally” and
“Economic and Financial Risks – The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet”.
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
Any of these factors could cause the value ultimately realised by the Group for its securities and other investments to be lower than their current fair value or require the Group to record further negative fair value adjustments, which may have a material adverse effect on its results of operations, financial condition or prospects. Please also see “Economic and Financial Risks – The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally” and
“Economic and Financial Risks – The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet”.
6.The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet
The Group has exposures to many different products, counterparties, obligors and other contractual relationships and the credit quality of its exposures can have a significant impact on its earnings. Credit risk exposures are categorised as either “retail” or “corporate” and reflect the risks inherent in the Group’s lending and lending-related activities and its insurance business primarily in respect of investment holdings and exposures to reinsurers.
Lending decisions, and decisions related to other exposures (including, but not limited to, undrawn commitments, derivative, equity, contingent and/or settlement risks), are dependent on the Group’s assessment of each customer’s ability to repay and the value of any underlying security.
Such assessments may also take into account future forecasts, which may be less reliable due to the uncertainty of their accuracy and probability. There is an inherent risk that the Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing and using models to estimate the risk of lending to counterparties. Risks to the Group may be exacerbated by the concentration of exposures in some areas, where a significant proportion of its business activities relate to a single obligor, related/connected group of obligors or a similar type of customer (borrower, sovereign, financial institution or central counterparty), product, industrial sector or geographic location, including the UK.
Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of the Group’s assets and materially increase its write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside the Group’s control, which include but are not limited to an adverse economic environment (please see “The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally”) and an increase in credit spreads, reduced physical and financial asset values, changes in foreign exchange rates or interest rates, changes in consumer and customer demands and requirements, changes in the credit rating of individual counterparties, changes to insolvency regimes which make it harder to enforce against counterparties, counterparty challenges to the interpretation or validity of contractual arrangements, negative reputational impact or direct campaigns which adversely impact customers, industries or sectors and any external factors of a political, legislative, environmental or regulatory nature, including changes in accounting rules and changes to tax legislation and rates.
The Group’s credit exposure includes both unsecured and secured exposures. The importance of residential mortgage lending (in the UK and, to a lesser extent, the Netherlands) and commercial real estate lending, including lending secured against secondary and tertiary commercial property assets in the UK, gives the Group significant exposure to impacts of changes in property values. Any significant fall in prices, and reduced rental payments and/or increases in tenant defaults alongside, would lead to higher impairment charges which could materially affect the Group’s overall results of operations, financial condition or prospects. The large rise in interest rates since 2021, and the uncertain outlook for their future trajectory, has raised the risk of such price declines. Risks to the housing market are growing because of elevated mortgage rates and tightening lending standards, which may result in adjustments to housing valuations. Customers’ aggregate mortgage costs continue to rise even though new mortgage rates have fallen back from their 2022-23 peaks, as refinancing of fixed rate mortgages taken out prior to 2022 continues. ‘Payment shock’ could be large for some of these borrowers encouraging down-sizing, and combined with the drag on first-time buyer activity from higher interest rates, could increase the supply of property for sale more than demand putting downward pressure on prices.

6	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Rising mortgage costs are also driving rents higher, as landlord costs have increased and the rate of migration of households from renting to ownership has fallen. Thus, both mortgaged and renting households are experiencing a squeeze on disposable income, which can impact the affordability of all household borrowing, including mortgages and other consumer borrowing (e.g. credit cards or unsecured personal loans), and could lead to an increase in delinquencies, defaults and higher impairment charges on both secured and unsecured retail exposures. Other cost of living increases in recent years (particularly with respect to energy and food prices) have been most impactful for lower-income households, which may put further pressure on the ability of certain households to maintain payments on borrowing, much of which is likely to be unsecured.
The Group also has exposure to vehicle prices through its vehicle financing subsidiaries. Vehicle prices can be volatile, as seen in recent years.
Any significant deterioration in used vehicle prices can have a large negative impact on the profitability of existing vehicle finance contracts. In addition, the transition of the motor sector from vehicles with internal combustion engines to electric vehicles may result in an increased imbalance of supply vs demand of second hand vehicles which could push down average vehicle prices, resulting in increased provisions, losses and accelerated depreciation charges.
The Group’s corporate lending portfolio contains substantial exposure to large and mid-sized, public and private companies. These exposures are subject to credit risk driven by economic, geopolitical and other risks (please see “Economic and Financial Risks – The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US,
Asia and globally”). Risks may come from changes in customers’ revenues or costs driven by pressures from their own customers or suppliers, or may come from customers’ own financial robustness including exposure to changes in interest rates or foreign exchange rates. Where debt levels are high or debt payments high relative to revenues, customers are subject to refinancing risk (which is currently elevated due to the large rise in interest rates since 2021). Companies have experienced unusually large increases in costs (staff, energy, and raw materials) in recent years, and not all has been passed on in pricing, leaving average profitability lower than usual and increasing credit risk.
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
The Group has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors (such as commercial real estate, financial intermediation, manufacturing, leveraged lending, oil and gas, hotels, commodities trading, infrastructure and project finance, automotive, construction, agriculture, consumer-related sectors (such as retail, passenger transport and leisure), house builders and outsourcing services). The Group’s corporate and financial institution portfolios are also susceptible to "fallen angel" risk, i.e. the probability of significant default increases following material unexpected events, resulting in the potential for large losses. As in the UK, the Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of increased loss should default occur.
In addition, climate change and transition targets are likely to have a significant impact on many of the Group’s customers, as well as on various industry sectors that the Group operates in. There is a risk that borrower and counterparty credit quality and collateral/asset valuations could be adversely affected as a result of these changes. See also “Business and Operational Risks – The Group is subject to the financial and non-
financial risks related with ESG matters, for example, climate change and human rights issues”.
Financial institutions and financial markets
Any disruption to the liquidity or transparency of the financial markets may result in the Group’s inability to sell or syndicate securities, loans or other instruments or positions held (including through underwriting), thereby leading to concentrations in these positions. These positions and concentrations could expose the Group to losses or increased losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing the Group to take write-downs. Moreover, the inability to reduce the Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on the Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could materially adversely affect the Group’s results of operations, financial condition or prospects. Financial markets turbulence could result in reductions in the value of financial collateral, requiring counterparties to post additional funds. Instances where counterparties are unable to meet these margin calls, whether due to operational issues, failure of the
Group’s counterparties receiving funds expected from their own counterparties or a lack of borrower liquidity, could place the Group at risk of loss should default occur.
The highly interconnected nature of the financial services ecosystem exposes the Group to a heightened level of contagion and systemic risk.
Despite the diversified range of products and services offered by the Group (across a range of sectors and geographies), the underlying commonalities in exposures can lead to unexpected levels of concentration and correlation risk once aggregated across clients and sectors. For example, this may include: (i) similarities in security to support lending and trading activity; (ii) common use of, and exposure to, core financial services infrastructure (such as custodians, clearing houses and payment banks); and (iii) underlying exposures being governed by the same regulation. Although the exposure to certain risk types, including but not limited to credit, will vary across different areas of the Group, this interconnectedness results in a higher propensity for risk transfer, both internally and across the wider financial services sector, meaning the financial quantification of risk is difficult. The shadow banking sector, which is the provision of credit intermediation to borrowers by institutions which are not formally regulated as banks, has grown significantly in recent years, and now represents a significant proportion of the global financial system, giving rise to indirect risks across the financial system, through interconnectedness and asset price volatility. Whilst the
Group monitors and controls direct exposure to the shadow banking sectors, the Group remains at risk from direct and indirect risks, which could materially increase its write-downs and allowances for impairment losses. Please also see “Economic and Financial Risks – The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the
Eurozone, the US, Asia and globally”.

7	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
7.The Group’s insurance business and defined benefit pension schemes are subject to insurance and market risks
The insurance business of the Group is exposed indirectly to equity and credit markets through the value of future management charges on policyholder funds. Credit default spread risk and interest rate risk within the insurance business primarily arises from bonds and loans used to back annuities. Inflation risk arises from inflation linked policyholder benefits and future expenses.
The insurance business of the Group is exposed to short-term and longer-term variability arising from uncertain longevity due to the annuity portfolios. The Group’s defined benefit pension schemes are also exposed to longevity risk. Increases in life expectancy (longevity) beyond current allowances will increase the cost of annuities and pension scheme benefits. Adverse market movements may also have an adverse effect upon the financial condition of the defined benefit pension schemes of the Group which could, in turn, potentially have a material adverse effect on the results of operations, financial condition or prospects of the Group. Scheme assets are invested in a diversified portfolio of debt securities, equities and other return-seeking assets. If the assets underperform the discount rate used to calculate the defined benefit obligation, this will reduce the surplus or increase the deficit.
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
8.The Group may be required to record Credit Value Adjustments, Funding Value Adjustments and Debit Value Adjustments on its
derivative portfolio, which could have a material adverse effect on its results of operations, financial condition or prospects
The Group seeks to limit and manage counterparty credit risk exposure to market counterparties. Credit Value Adjustment (“CVA”) and Funding
Value Adjustment (“FVA”) reserves are held against uncollateralised derivative exposures and a risk management framework is in place to mitigate the impact on income of reserve value changes. CVA is an expected loss calculation that incorporates current market factors including counterparty credit spreads. FVA reserves are held to capitalise the cost of funding uncollateralised derivative exposures. The Group also calculates a Debit Value Adjustment to reflect own credit spread risk as part of the fair value of derivative liabilities.
Deterioration in the creditworthiness of financial counterparties, or large adverse financial market movements could impact the size of CVA and
FVA reserves and result in a material charge to the Group’s profit and loss account which could have a material adverse effect on its results of operations, financial condition or prospects.
Regulatory and legal risks
1.The Group and its businesses are subject to substantial regulation and oversight. Adverse legal or regulatory developments could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects
The Group and its businesses are subject to legislation, laws, regulation, court proceedings, policies and voluntary codes of practice in the UK, the EU, the US and the other markets in which it operates. Adverse legal or regulatory developments could have a material adverse effect on the
Group’s business, results of operations, financial condition or prospects including from events which are beyond its control, such as:
(i)external bodies applying or interpreting standards, laws, regulations or contracts differently to the Group;
(ii)changes to the prudential or wider regulatory environment;
(iii)changes in competitive and pricing environments, including markets investigations, or one or more of the Group’s regulators intervening to mandate the pricing of the Group’s products as a consumer protection measure;
(iv)one or more of the Group’s regulators intervening to prevent or delay the launch of a product or service, or prohibiting an existing product or service or otherwise intervening to change the way in which a product or service is marketed, sold or operated;
(v)further requirements relating to financial or non-financial reporting, corporate governance, corporate structure and conduct of business and employee compensation;
(vi)expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;
(vii)changes to regulation and legislation relating to economic and trading sanctions, money laundering and terrorist financing;
(viii)developments in the international or national legal environment resulting in regulation, legislation and/or litigation targeting entities such as the Group for investing in, or lending to, organisations deemed to be responsible for, or contributing to, climate change; and
(ix)legal or regulatory changes which influence business strategy, particularly the rate of growth of the business, or which impose conditions on the sales and servicing of products which have the effect of making such products unprofitable or unattractive to sell.
These laws and regulations include increased regulatory oversight, particularly in respect of conduct issues, data protection, product governance and prudential regulatory developments, including ring-fencing. The rapid development of financial services technologies and digital assets is likely to have commensurate impact on the pace of regulatory change.
Unfavourable developments across any of these areas, both in and outside the UK, including as a result of the factors above could materially affect the Group’s ability to maintain appropriate liquidity or capital, increase its funding costs, constrain the operation of its business and/or have a material adverse effect on its business, results of operations, financial condition or prospects.
2.The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances
Where provisions have already been taken in published financial statements of the Group or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37 (“Provisions, Contingent Liabilities and Contingent Assets”) (“IAS
37”), as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain, and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.
Provisions have not been taken where no obligation (as defined in IAS 37) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to the Group which have not been provided for. The Group is exposed to a number of complaints, including certain complaints referred to the Financial
Ombudsman Service, that could develop into matters that may require redress and result in significant losses for the Group. Such losses could have an adverse impact on the Group’s financial condition and operations.

8	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
The Group recognised a £450 million provision in 2023 for the potential impact of the FCA review into historical motor finance commission arrangements and sales announced in January 2024. In the fourth quarter of 2024, a further £700 million provision has been recognised in relation to motor finance commission arrangements, in light of the Court of Appeal (CoA) decisions handed down in their judgment in Wrench,
Johnson and Hopcraft (WJH) in October 2024, which goes beyond the scope of the original FCA motor finance commissions review. The CoA judgment in WJH, determined that motor dealers acting as credit brokers owe certain duties to disclose to their customers commission payable to them by lenders, and that lenders will be liable for dealers’ non-disclosures. This sets a higher bar for the disclosure of and consent to the existence, nature, and quantum of any commission paid than had been understood to be required or applied across the motor finance industry prior to the decision. The Group’s understanding of compliant disclosure was built on FCA and other regulatory guidance and previous legal authorities. These CoA decisions relate to commission disclosure and consent obligations which go beyond the scope of the current FCA motor finance commissions review. The Supreme Court granted the relevant lenders permission to appeal the WJH judgment and the substantive hearing is scheduled to be heard on 1 April to 3 April 2025. Following the WJH decision, the FCA extended their temporary complaint handling rules in relation to discretionary commission arrangements (DCA) complaints to include non-DCA commission complaints until December 2025.
The FCA has also announced that it intends to set out next steps in its review into DCAs in May 2025 and hopes to provide an update on motor finance non-DCA complaints at the same time, but its next steps in relation to both types of complaint will depend on the progress of the appeal to the Supreme Court of WJH and the timing and nature of any decision. In addition, there are a number of other relevant judicial proceedings which may influence the eventual outcome, including a judicial review (which is now subject to appeal) of a final decision by the
Financial Ombudsman Service (FOS) against another lender that was heard in October 2024. The Group continues to receive complaints as well as claims in the County Courts in respect of motor finance commissions. A large number of those claims have been stayed, as has a claim in the
Competition Appeal Tribunal. In establishing the provision estimate, the Group has created a number of scenarios to address uncertainties around a number of key assumptions. These include the potential outcomes of the Supreme Court appeal, any steps that the FCA may take and outcomes in relation to the extent of harm and remedies. Other key assumptions include applicable commission models, commission rates, time periods, response rates, uphold rates, levels of redress / interest applied and costs to deliver. The Group will continue to assess developments and potential impacts, including the outcome of the appeals, any announcement by the FCA of their next steps, and any action by other regulators or government bodies. Given that there is a significant level of uncertainty in terms of the eventual outcome, the ultimate financial impact could materially differ from the amount provided.
In 2017, the FCA introduced a cut-off date of 29 August 2019 for customer PPI complaints. The courts are not bound by the FCA’s complaints deadline. Customers therefore can continue to bring litigation claims beyond the FCA’s deadline for complaints, which could have a material adverse effect on the Group’s reputation, business, financial condition, results of operations and prospects. The Group continues to challenge
PPI litigation cases, with mainly operational costs and legal fees associated with litigation activity recognised within regulatory and legal provisions.
Also, climate and sustainability-related disclosures are a rapidly evolving area and increasingly expose the Group to risk in the face of legal and regulatory expectations, regulatory enforcement and class action risk. The Group in the UK and elsewhere is increasingly becoming subject to more extensive climate and sustainability-related legal and regulatory requirements. In the UK, these include mandatory requirements by the
FCA and under the Companies Act 2006 to make climate-related disclosures consistent with the recommendations of the Task Force on
Climate related Financial Disclosures (“TCFD”). In addition, the UK government has announced plans to establish a framework to assess the suitability of the UK-endorsed International Sustainability Standards Board (“ISSB”) standards IFRS S1 and IFRS S2 for endorsement in the UK. If this assessment process concludes with an affirmative endorsement decision, it would result in the creation of the first two UK Sustainability
Reporting Standards (“SRS”). The UK government aims to consult on the exposure drafts of UK SRS in the first quarter of 2025. These standards will form part of a wider Sustainability Disclosure Reporting framework led by HM Treasury. Further regulatory requirements may emerge as part of the developing UK and European sustainability-related disclosure requirements. In some jurisdictions, particularly the United States, regulatory and enforcement activity around climate and sustainability initiatives is becoming increasingly politicised. This has resulted in a polarisation between promoting more extensive climate and sustainability-related requirements, and challenging climate, nature and sustainability-related initiatives on the basis of allegations that they could breach applicable laws. In summary, the current and expected regulatory developments in climate and sustainability-related disclosures further expose the Group to regulatory enforcement and class action risk.
Further, no assurance can be given that the Group will not incur liability in connection with any past, current or future non-compliance with legislation or regulation, and any such non-compliance could be significant and materially adversely affect its reputation, business, financial condition, results of operations and prospects.
3.The Group faces risks associated with its compliance with a wide range of laws and regulations
The Group is exposed to risk associated with compliance with laws and regulations, including:
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
(vii)the Group may be liable for damages to third parties harmed by the conduct of its business; and
(viii)the risk of regulatory proceedings, enforcement actions and/or private litigation, arising out of regulatory investigations or otherwise
(brought by individuals or groups of plaintiffs) in the UK and other jurisdictions.

9	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
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
Regulatory divergence, including for example with respect to Payment Service Regulations, Consumer Credit Directive, General Data Protection
Regulations and Edinburgh Reforms, as a consequence of the UK’s exit from the EU and developments in both the UK and the EU, is likely to result in increased compliance costs on the Group and potential barriers to cross-border trade in financial services and loss of customers. The
Financial Services and Markets Act 2023 (“FSMA”) revokes retained EU law on financial services and markets and gives HM Treasury broad powers to make regulations restating and revising that law and designating additional activities for regulation in the UK.
General changes in government, central bank or regulatory policy, or changes in regulatory regimes may influence investor decisions in particular markets in which the Group operates, and which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets.
4.The Group is subject to the risk of having insufficient capital resources and/or not meeting liquidity requirements
If the Group has, or is perceived to have, a shortage of regulatory capital and/or is, or is perceived to be, unable to meet its regulatory minimum liquidity requirements, then it may be subject to regulatory interventions and actions and may suffer a loss of confidence in the market with the result that access to sources of liquidity and funding may become constrained, more expensive or unavailable. This, in turn, may affect the
Group’s capacity to continue its business operations, pay future dividends and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential.
See also the risk factor above entitled “Economic and Financial Risks - The Group’s businesses are subject to inherent and perceived risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited”.
A shortage of capital could arise, including from (i) a depletion of the Group’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks; and/or (ii) changes to the actual level of risk faced by the Group requiring higher capital to be held; and/or (iii) changes required by legislation or set by the regulatory authorities increasing the amount of minimum capital requirements and/or the risk weightings applicable to its assets.
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
Whilst the Group monitors current and expected future capital requirements, minimum requirements for own funds and eligible liabilities
(“MREL”), leverage and liquidity requirements, and seeks to manage and plan its prudential position accordingly and on the basis of current assumptions regarding future regulatory requirements, there can be no assurance that the assumptions will be accurate in all respects or that it will not be required to take additional measures to strengthen its capital, MREL, leverage or liquidity position. Market expectations as to capital and liquidity levels may also increase, driven by, for example, the capital and liquidity levels (or targets) of peer banking groups.
The Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could also be affected by future prudential regulatory developments in the UK and in other jurisdictions to which the Group has exposure.
Any of the risks mentioned above could have a material adverse effect on the Group’s capital resources and/or liquidity, results of operations, its ability to continue its business operations and its financial condition or prospects. Please also see “Economic and Financial Risks – The
Group’s businesses are subject to inherent and perceived risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited”.
5.The Group must comply with anti-money laundering, counter terrorist financing, anti-bribery, fraud and sanctions regulations
The Group is required to comply with applicable anti-money laundering, anti-terrorism, sanctions, anti-bribery and other laws and regulations in the jurisdictions in which it operates. These extensive laws and regulations require the Group, amongst other things, to adopt and enforce
“know your customer” policies and procedures and to report suspicions of money laundering and terrorist financing, and in some countries specific transactions to the applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require robust systems and sophisticated monitoring and compliance personnel, and have become the subject of enhanced government and regulatory supervision. The Group prohibits relationships and transactions related to sanctions targets and prohibited jurisdictions. This is reflected in a Group-wide economic crime prevention policy, which is reviewed regularly. Where relationships and transactions involving sanctions are identified through the Group’s sanctions control framework, they are reported to the relevant regulatory body. Furthermore, failure to comply with trade and economic sanctions, both primary and secondary (which are frequently subject to change by relevant governments and agencies in the jurisdictions in which the Group operates), may result in the imposition of fines and other penalties on the
Group, including the revocation of licences.

10	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
The Group has adopted policies and procedures aimed at detecting and preventing the use of its banking network and services for money laundering, financing terrorism, bribery, tax evasion, human trafficking, modern day slavery, wildlife trafficking and related activities. These controls, however, may not eliminate instances where third parties seek to use the Group’s products and services to engage in illegal or improper activities. In addition, the Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be effective in preventing third parties from using the Group (and its relevant counterparties) as a conduit for money laundering and terrorist financing (including illegal cash operations) without the Group’s (and its relevant counterparties’) knowledge. In the course of its business, the Group engages in discussions with the PRA, FCA and other UK and overseas regulators on a range of matters including in relation to anti-money laundering. If the Group is associated with, or even accused of being associated with, or becomes a party to, money laundering or terrorist financing, its reputation could suffer and it could become subject to fines, sanctions and/or legal enforcement (including being added to any “restricted lists” that would prohibit certain parties from engaging in transactions with the Group) as well as claims and allegations, any one of which could have a material adverse effect on its results of operations, financial condition and prospects.
The Group is also exposed to risk of fraud and other criminal activities (both internal and external). Fraudsters may target any of the Group’s products, services and delivery channels, including lending, internet banking, payments, bank accounts and cards. Fraud losses and their impacts on customers and the wider society are now an increasing priority for consumer groups, regulators and the UK Government. This may result in financial loss to the Group and/or its customers, poor customer experience, reputational damage, potential litigation and regulatory proceedings.
Any weakness in the Group’s processes, systems or security could have an adverse effect on the Group’s results and negatively impact customers, which may lead to an increase in complaints and damage to the Group’s reputation and expose the Group to liability.
6.The Group is subject to resolution planning requirements
In July 2019, the BoE and the PRA published final rules for a resolvability assessment framework (the “Resolvability Assessment Framework”), and full implementation of the framework became effective from 1 January 2022. This requires the Group to carry out a detailed assessment of its preparations for resolution and publicly disclose this on a periodic basis. The BoE published the results of their second assessment of the
Group’s preparations for resolution on 6 August 2024. The BoE identified one area for further enhancement and no shortcomings, deficiencies or substantive impediments to resolvability. The area for further enhancement is with respect to the Group’s approach to achieving the
Adequate Financial Resources outcome, relating to the Group’s Valuations capabilities. The Group is committed to continue enhancing its capabilities and assurance and will work towards addressing the BoE’s findings and targeted work across resolution. In the event the outcome of future assessments as part of the Resolvability Assessment Framework result in the BoE identifying deficiencies or substantive impediments to resolvability, there may be further direction from the BoE to remove impediments to ensure the effective exercise of stabilisation powers which could affect the way in which the Group manages its business and ultimately impact the profitability of the Group. In addition, the public disclosure of the outcome of such assessments may affect the way the Group is perceived by the market which, in turn, may affect the secondary market value of securities issued by the Group and members of the Group.
7.The Group is subject to regulatory actions which may be taken in the event of a bank or Group failure
Under the Banking Act 2009, as amended, (the “Banking Act”), substantial powers have been granted to HM Treasury, the BoE, the PRA and the
FCA (together, the “Authorities”) as part of the special resolution regime (the “SRR”). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits (including members of the Group) and their parent entities (including the Company) if they are failing or are likely to fail to satisfy certain threshold conditions.
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
company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively.
There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.

11	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
The determination that securities and other obligations issued by the Group will be subject to loss absorption is likely to be inherently unpredictable and may depend on a number of factors which may be outside of the Group’s control. This determination will also be made by the BoE and there may be many factors, including factors not directly related to the Company or the Group, which could result in such a determination. Because of this inherent uncertainty and given that the relevant provisions of the Banking Act remain largely untested in practice, it will be difficult to predict when, if at all, the exercise of a loss absorption power may occur which would result in a principal write-
off or conversion to other securities, including the ordinary shares of the Company. Moreover, as the criteria that the BoE will be obliged to consider in exercising any loss absorption power provide it with considerable discretion, holders of the securities issued by the Group may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on the Group and the securities issued by the Group.
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
The MREL applies to UK financial institutions and mandates the issuance of a minimum level of own funds and debt instruments that are capable of being written-down or converted to equity in order to prevent a financial institution or its group from failing in a crisis. From 1
January 2022, the Group has been required to maintain a minimum level of MREL resources in line with the BoE’s MREL statement of policy
(“MREL SoP”), being the higher of 2 times Pillar 1 plus 2 times Pillar 2A, or 6.5% of the UK leverage ratio exposure measure.
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
Business and operational risks
1.The Group is exposed to operational risks, including the failure to build sufficient resilience into business operations, and underlying infrastructure and controls, as well as risks which may arise as a result of the failure of third party services
The Group defines operational risks, as the risk of actual or potential impact to the Group (financial and/or non-financial) resulting from inadequate or failed internal processes, people, and systems or from external events. Resilience is core to the management of operational risk within Lloyds Banking Group to ensure that business processes (including those that are outsourced) can withstand operational risks and can respond to and meet customer and stakeholder needs when continuity of operations is compromised. The Group’s businesses are dependent on the accurate and efficient processing and reporting of, and of the Group’s compliance with, a high volume of complex transactions across a diverse set of products and services. These products, services and transactions are in different currencies and subject to different legal and regulatory regimes. Any weakness or errors in these processes or systems and any non-compliance could lead to an impact on the Group’s results, the reporting of such results, the ability to deliver appropriate customer outcomes which may lead to an increase in complaints, litigation, enforcement action and/or damage to the reputation of the Group, or impact the Group’s financial performance.
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
The Group uses a range of third party suppliers to support the delivery of its strategy. These third party suppliers also expose the Group to operational risk, through their own supplier relationships, internal processes, people and systems. Failure to appropriately manage and oversee these third party risks could impact the Group’s ability to effectively achieve its customer, operational or business needs and could have a material effect on the Group’s business and financial position. Whilst the Group undertakes assurance and oversight of its suppliers to mitigate these risks, it remains possible that these risks could result in: a failure, delay or disruption in the provision of services to customers or adversely impact the performance by the Group, the Group facing unanticipated financial or reputational harm, or becoming subject to litigation or regulatory investigations and actions. Changing these third party vendors or moving critical services from one provider to another could pose additional transition risk.

12	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
2.The Group is exposed to conduct risk
The Group is exposed to various forms of conduct risk in its operations. Conduct risk is the risk of Group activities, behaviours, strategy or business planning, having an adverse impact on outcomes for customers, undermining the integrity of the market or distort competition, which could lead to regulatory censure, reputational damage or financial loss. Such risks are inherent in financial services. Forms of conduct risk include business and strategic planning, processes and systems that do not sufficiently consider customer needs which could lead to customers not receiving the best outcome to meet their needs, products and services that do not offer fair value (which could lead to customer harm)
products being offered to customers that are not sustainable (which could lead to customers unfairly falling into arrears) ineffective management and monitoring of products and their distribution (which could result in customer harm), customer communications that are unclear, unfair, misleading or untimely (which could impact customer decision making and result in customer harm), a culture that is not sufficiently customer-centric (potentially driving improper decision making and customer harm), outsourcing of customer service and product delivery via third parties that do not have the same level of control, oversight and customer-centric culture as the Group (which could result in potentially unfair or inconsistent customer outcomes), the possibility of alleged mis-selling of financial products (which could require amendments to sales processes, withdrawal of products or the provision of restitution to affected customers, all of which may require additional provisions in the Group’s financial accounts), ineffective management of customer complaints or claims (which could result in customer harm), ineffective processes or procedures to support customers, including those in potentially vulnerable circumstances (which could result in customer harm), and poor governance of colleagues’ incentives and rewards and approval of schemes which result in customer harm.
Ineffective management and oversight of legacy conduct issues can also result in customers who are undergoing remediation being unfairly treated and therefore further rectification being required, including at the direction of regulators.
The Group is also exposed to the risk of engaging in, or failing to manage, conduct which could constitute market abuse, undermine the integrity of a market in which it is active, distort competition or create conflicts of interest. Each of these risks can lead to regulatory censure, reputational damage, regulatory intervention/enforcement, the imposition of lengthy remedial redress programmes and financial penalties or other loss for the Group, all of which could have a material adverse effect on its results of operations, financial condition or prospects. Please also see “Regulatory and legal risks – The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances.”
3.The Group’s business is subject to risks related to cybercrime and technological failure
Cyber-threats are constantly evolving and increasing in terms of complexity, frequency, impact and severity. The financial sector remains a primary target for cybercriminals. Attempts are made on a regular basis to compromise the Group’s IT systems and services, and to steal customer and bank data. Additionally, internal and external malicious threat actors (e.g. “hacktivists”, organised crime, nation-state or insiders)
may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to Group’s systems to disclose sensitive information in order to gain access to the Group’s data or that of customers or employees. Moreover, the Group does not have direct control over the cybersecurity of the systems of its clients, customers, counterparties and third party service providers and suppliers, limiting the Group’s ability to effectively defend against certain threats. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of the Group’s employees or threat actors, including third party providers, or may result from accidental technological failure. Additionally, remote working arrangements, which emerged during the
COVID-19 pandemic and are continuing for many of the Group’s and third party providers’ employees, place heavy reliance on the IT systems that enable remote working and may increase exposure to fraud, conduct, operational and other risks and may place additional pressure on the
Group’s ability to maintain effective internal controls and governance frameworks. Common types of cyberattacks include, but are not limited to, deployment of malware to obtain covert access to systems and data; ransomware attacks that render systems and data unavailable through encryption; denial of service and distributed denial of service (“DDoS”) attacks; infiltration via business email compromise; social engineering, including phishing, vishing and smishing; automated attacks using botnets; and credential validation or stuffing attacks using login and password pairs from unrelated breaches.
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
The Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT-related disruption, either through a cyberattack or some other disruptive event. With increased regulatory engagement, including the EU AI Act 2024 and EU Digital Operational Resilience Act (“DORA”), supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which could negatively impact the Group. Due to the Group’s reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have a material adverse impact on the Group, its business, results of operations and outlook.

13	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
The Group faces risks related to innovation with new technologies, such as AI. AI can play an important role for businesses by improving customer service, increasing personalisation, or streamlining operational processes. However, the Group must protect privacy and ensure ethical processing of data to maintain customer and regulator trust. The Group’s control framework also needs to keep pace with evolving technology.
As finance industry participants are increasingly incorporating AI into their processes and systems, the risk of data and information leaks is correspondingly increasing. The Group’s or the Group’s customers’ sensitive, proprietary, or confidential information could be leaked, disclosed, or revealed as a result of or in connection with the Group’s or third party providers’ use of generative or other AI technologies. Any such information that the Group inputs into a third party generative or other AI or machine learning platform could be revealed to others, including if information is used to train the third party’s AI models. Additionally, where an AI model ingests personal information and makes connections using such data, those technologies may reveal other sensitive, proprietary, or confidential information generated by the model. The risks caused by AI include, among others, data poisoning, potential bias, discrimination, errors, and misuse. Further, the use of AI may increase cyberattacks and legal liability risk.
4.The Group is subject to the financial and non-financial risks related with ESG matters, for example, climate change and human rights issues
The risks associated with environmental, social and governance (“ESG”)-related matters are coming under an increasing focus, both in the UK and internationally, from governments, regulators and large sections of society. This includes numerous topics, across environmental (including climate change, as well as biodiversity and loss of natural capital); social (including human rights issues, financial inclusion, and workforce diversity and inclusion and employee wellbeing); and governance (including board diversity, culture and ethics, executive compensation, management structure, employee conduct, data privacy and whistleblowing) matters.
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
This includes the Sustainability Disclosure Standards (S1 and S2) issued by the ISSB and expected to be endorsed by the UK Government. These standards are intended to provide greater international comparability for companies’ exposure to and management of both sustainability and climate-related risks and opportunities. Failing to meet or understand the growing number of requirements around sustainability-related reporting across different jurisdictions presents a risk to the Group’s compliance through its financial reporting.
Additionally, the FCA anti-greenwashing rule for sustainability-related claims became effective from May 2024, increasing the focus on greenwashing risks that may arise if the Group is perceived to overstate, misrepresent, or inadequately substantiate its ESG commitments, practices, or product offerings. Further, the growing scrutiny from regulators, investors, and customers regarding the authenticity and transparency of ESG-related claims increases the likelihood of these risks materialising. Changes in regulatory frameworks, public expectations, or industry standards could also amplify the impact of greenwashing allegations. Such risks can lead to significant reputational damage, and potential regulatory or legal consequences, including fines, penalties or lawsuits.
In the UK, regulatory expectations are particularly focused on the risks related to climate change. These risks associated with climate change include: physical risks, arising from climate and weather-related events of increasing severity and/or frequency; and transition risks resulting from the process of adjustment towards a lower carbon economy (including stranded, redundant or prohibited assets). Supervisory Statement
3/19 outlines the PRA’s supervisory expectations for managing climate-related risks, supported by further engagement through Dear CEO letters as understanding continues to evolve. The Group must adequately embed the risks associated with climate change identified above into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change. If it fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, this could have an adverse impact on the Group’s regulatory compliance, as well as its results of operations, financial condition, capital requirements and prospects.
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
The move towards a low-carbon economy will also create transition risks, with widespread transition to a net zero economy across all sectors of the economy and markets in which the Group operates, will be required to meet the goals of the 2015 Paris Agreement, the UK’s Net Zero
Strategy, the Glasgow Climate Pact of 2021 and pledges made at COP28 in December 2023 and at COP29 in November 2024. The impact of the extensive commercial, technological, policy and regulatory changes required to achieve transition remains uncertain, but it is expected to be significant and may be disruptive across the global economy and markets. Some sectors such as property, energy (including oil and gas), mining, infrastructure, transport (including automotive and aviation) and agriculture are expected to be particularly impacted. These changes may cause the impairment of asset values, impact the creditworthiness of the Group’s customers, and impact defaults among retail customers
(including through the ability of customers to repay their mortgages, as well as the impact on the value of the underlying property), which could result in currently profitable business deteriorating over the term of agreed facilities. They may also adversely affect a policyholder’s returns.

14	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
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
There is also increased investor, regulatory, civil society and customer scrutiny regarding how businesses address social issues, including tackling inequality, improving financial inclusion and access to finance, working conditions, workplace health, safety and employee wellbeing, workforce diversity and inclusion, data protection and management, human rights and supply chain management which may impact the Group’s employees, customers, and their business activities and the communities in which they operate. The key human rights risks that currently impact the Group include discrimination, in particular with respect to its employees and customers, modern slavery, human rights and labour conditions in its supply chains, its investee companies and those of its customers. Failure to manage these risks may result in negative impacts on the Group’s people (both in terms of hiring and retention), its business and its reputation. Such failure could also lead to breaches of rapidly evolving legal and regulatory requirements and expectations in certain markets, and this could have reputational, legal and financial consequences for the Group.
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
In its final report as part of the Strategic Review of Retail Banking in 2022, the FCA recognised that the greater competition in retail banking is driving greater choice and lower prices for consumers and small businesses, despite the financial impact of the pandemic. This has particularly been seen in the mortgage and consumer credit markets where competition has intensified leading to lower yields.
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
The competitive environment can be, and is, influenced by intervention by the UK Government competition authorities including the
Competition and Markets Authority, which has launched several investigations in the past, and the FCA, which has undertaken numerous market reviews, and/or European regulatory bodies and/or governments of other countries in which the Group operates, including in response to any perceived lack of competition within these markets. This may significantly impact the competitive position of the Group relative to its international competitors, which may be subject to different forms of government intervention.
As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of the Group’s existing competitors in that market. Any of these factors or a combination thereof could have an impact on the profitability or prospects of the Group.
6.The Group could fail to attract, retain and develop high calibre talent
The Group’s success depends on its ability to attract, retain and develop high calibre talent. Attracting additional and retaining existing skilled personnel is fundamental to the continued growth of the Group. Personnel costs, including salaries, continue to increase as the general level of prices and the standard of living increases in the countries in which the Group does business and as industry-wide demand for suitably qualified personnel increases. No assurance can be given that the Group will successfully attract new personnel or retain existing personnel required to continue to grow its business and to successfully execute and implement its business strategy.

15	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
7.The Group may fail to execute its ongoing strategic change initiatives, and the expected benefits of such initiatives may not be achieved on time or as planned
In order to maintain and enhance the Group’s strategic position, it continues to invest in new initiatives and programmes. The Group acknowledges the challenges faced with delivering these initiatives and programmes alongside the extensive agenda of regulatory and legal changes whilst safely operating existing systems and controls. The successful completion of these programmes and the Group’s other strategic initiatives requires complex judgements, including forecasts of economic conditions in various parts of the world, and can be subject to significant risks. For example, the Group’s ability to execute its strategic initiatives successfully may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in its management or operational capacity and capability or significant and unexpected regulatory change in the countries in which it operates.
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
There is potential for liquidity risk at the Company, whereby in a stress scenario it is unable to meet its payment obligations, even if the Group as a whole and its operating subsidiaries are solvent, if income or distributions from operating subsidiaries are restricted or collateral is required to be posted on the Company’s derivative hedges due to market movements. Please also see “The Group’s businesses are subject to inherent and perceived risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited” and “The Group is subject to the risk of having insufficient capital resources and/or not meeting liquidity requirements”.
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
The Board must determine the optimum level of investment to foster growth responsibly and to fund investment initiatives in the business, including organic growth or growth through acquisitions as part of its growth strategy, as well as the appropriate level of capital for the Group to retain to meet current and evolving regulatory requirements and to cover uncertainties.

16	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
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
results of operations and prospects from time to time may vary from the expectations of rating agencies, market analysts or investors. Any of these events could result in volatility in the market prices of the Company’s ordinary shares. In general, prospective investors should be aware that the value of an investment in the Company’s ordinary shares may go down as well as up.

17	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Item 4. Information on the Company
A.History and development of the company
Lloyds Banking Group plc was incorporated as a public limited company and registered in Scotland under the UK Companies Act 1985 on
21 October 1985 with the registered number SC095000. Lloyds Banking Group plc’s registered office is Lloyds Banking Group plc, The Mound,
Edinburgh EH1 1YZ, Scotland, and its principal executive offices in the UK are located at Lloyds Banking Group plc, 25 Gresham Street, London
EC2V 7HN, telephone number +44 (0)20 7626 1500. Lloyds Banking Group maintains a website at www.lloydsbankinggroup.com.
The Group's origins date back to the 18th century with Taylors and Lloyds in Birmingham. Lloyds Bank Plc was incorporated in 1865 and grew through a number of mergers and acquisitions. In 1995, it acquired the Cheltenham and Gloucester Building Society.
TSB Group plc was formed in 1986 from the operations of four Trustee Savings Banks. By 1995, TSB had expanded into insurance, investment management, and vehicle leasing. In 1995, TSB merged with Lloyds Bank Plc to form Lloyds TSB Group plc.
In 2000, Lloyds TSB acquired Scottish Widows, enhancing its position in long-term savings and protection products. HBOS Group was created in 2001 by merging Halifax plc and Bank of Scotland. On 18 September 2008, Lloyds TSB Group plc agreed to acquire HBOS plc, completing the acquisition on 16 January 2009 and renaming itself Lloyds Banking Group plc.
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
B.Business overview
Lloyds Banking Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2024, Lloyds
Banking Group’s total assets were £906,697 million and Lloyds Banking Group had 61,228 employees (on a full-time equivalent basis). Lloyds
Banking Group’s market capitalisation at that date was £33,202 million. The Group reported a profit before tax for the year ended 31 December
2024 of £5,971 million, and its capital ratios at that date were 14.2 per cent for common equity tier 1 capital, 16.6 per cent for tier 1 capital and
19.0 per cent for total capital.
Lloyds Banking Group’s main business activities are retail and commercial banking and long-term savings, protection and investment and it operates primarily in the UK. Services are offered through a number of well recognised brands including Lloyds Bank, Halifax, Bank of Scotland and Scottish Widows, and through a range of distribution channels including the largest branch network and digital bank in the UK.
Set out below is the Group’s summarised income statement for each of the last two years:

	2024 £m	2023 £m
Net interest income	12,277	13,298
Other income	22,004	22,107
Total income	34,281	35,405
Net finance expense in respect of insurance and investment contracts	(16,278)	(16,776)
Total income, after net finance expense in respect of insurance and investment contracts	18,003	18,629
Operating expenses	(11,601)	(10,823)
Impairment	(431)	(303)
Profit before tax	5,971	7,503
Tax expense	(1,494)	(1,985)
Profit for the year	4,477	5,518

Profit attributable to ordinary shareholders	3,923	4,933
Profit attributable to other equity holders	498	527
Profit attributable to equity holders	4,421	5,460
Profit attributable to non-controlling interests	56	58
Profit for the year	4,477	5,518
Reference is made to the section titled “Results of operations - 2022” under Item 5.A - “Operating results” on page 32.
Profit before tax is analysed on pages 28 to 30 on a statutory basis and, for the Group’s financial reporting segments, on pages 33 to 35 on an underlying basis.

18	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Divisional information
The Group’s financial reporting segments are differentiated by the type of products provided and by whether the customers are individuals or corporate entities. At 31 December 2024, the Group’s three primary operating divisions, which are also its financial reporting segments, were:
Retail; Commercial Banking; and Insurance, Pensions and Investments.
Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services whilst connecting the whole Group to clients. Insurance, Pensions and Investments offers insurance, investment and pension management products and services.
The Group Executive Committee, which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on an underlying basis. IFRS 8 Operating Segments requires that the Group presents its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the
Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying profit before tax in “Note 4: Segmental analysis”
on pages 229 to 233 of the Annual Report 2024 (tagged), in compliance with IFRS 8. The table below shows the results of Lloyds Banking
Group’s segments in the last two years, and their aggregation. Further information on non-GAAP measures and the reconciliations required by the SEC’s Regulation G are set out below and further information on segmental performance is presented in “Note 4: Segmental analysis”.
The results of the primary operating divisions are set out below on the underlying basis:

	2024 £m	2023 £m	Change %
Retail	3,192	4,043	(21)
Commercial Banking	2,401	3,219	(25)
Insurance, Pensions and Investments	220	190	16
Other	530	357	48
Underlying profit before tax	6,343	7,809	(19)
The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the SEC’s Regulation G.
Management uses aggregate underlying profit before tax, a non-GAAP measure, as a measure of performance and believes that it provides important information for investors because it is a comparable representation of the Group’s performance. Profit before tax is the comparable
GAAP measure to aggregate underlying profit before tax. The table below sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.
Reconciliation of statutory profit to underlying profit before tax for the year

	Note	2024 £m	2023 £m	Change %
Statutory profit before tax		5,971	7,503	(20)
Restructuring costs	1	(40)	(154)	(74)
Market volatility and asset sales		(144)	35
Amortisation of purchased intangibles		(81)	(80)	1
Fair value unwind		(107)	(107)
	2	(332)	(152)
Underlying profit before tax		6,343	7,809	(19)
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
•Restructuring costs relating to merger, acquisition, integration and disposal activities
•Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s hedging arrangements and that arising in the insurance businesses, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets
•Losses from insurance and participating investment contract modifications relating to the enhancement to the Group’s longstanding and workplace pension business through the addition of a drawdown feature
Restructuring costs
Restructuring costs during 2024 were £40 million (2023: £154 million) and include costs relating to the integration of Embark and Tusker as well as those related to a contract termination.

19	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Market volatility and assets sales
Negative market volatility of £144 million (2023: positive volatility of £35 million) was substantially driven by longer-term rate rises in the period, driving negative insurance volatility, partly offset by positive impacts from banking volatility. The fourth quarter volatility and other items charge of £150 million, was primarily driven by insurance volatility including from movements in interest rates.
Management believes that excluding volatility from underlying profit before tax provides useful information for investors on the performance of the business because it allows for a comparable representation of the Group’s performance by removing the impact of items caused by market movements outside the control of management.
Insurance and policyholder interests volatility comprises the following:

	2024 £m	2023 £m
Insurance volatility	(56)	198
Policyholder interests volatility	162	116
Total volatility	106	314
Insurance hedging arrangements	(442)	(422)
Total	(336)	(108)
The most significant limitation associated with excluding insurance volatility from the underlying basis results is that insurance volatility requires assumptions to be made for the normalised return on equities and other investments. Management compensates for this limitation by monitoring closely the assumptions used to calculate the normalised return used within the calculation of insurance volatility.
Insurance volatility impacts statutory profit before tax (through volatility and asset sales) but does not impact underlying profit, which is based on an expected return. The impact of the actual return differing from the expected return is included within insurance volatility. This is because movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the results on the basis of an expected return.
The Group manages its Insurance business exposures to equity, interest rate, foreign currency exchange rate and inflation movements within the
Insurance, Pensions and Investments division. It does so by balancing the importance of managing the impacts to both Solvency capital and earnings volatility, as these factors can impact the dividend that the Insurance business can pay up to Lloyds Banking Group plc. This approach can result in volatility in statutory profit before tax. Total insurance volatility resulted in losses of £336 million (2023: £108 million), driven by increases in interest rates and equity performance.
Amortisation of purchased intangibles
The Group incurred a charge of £81 million (2023: £80 million) for the amortisation of intangible assets, largely recognised on the acquisition of
MBNA.
Fair value unwind
The statutory results include the impact of the acquisition-related fair value adjustments, arising from the acquisitions of HBOS and MBNA. In
2024 the principal financial effect of the fair value unwind is to reflect the effective interest rates applicable at the date of acquisition, on liabilities that were acquired at values that differed from their original book value. The Group incurred a charge of £107 million (2023:
£107 million) relating to fair value unwind.
Economy and competitive environment
Reference is made to the “Our External Environment” section on pages 12 to 15 of the Annual Report 2024 for information on the economy and competitive environment.
Group structure and ring-fencing governance arrangements
Reference is made to the section titled “Group structure and ring-fencing governance arrangements” on page 83 of the Annual Report 2024.

20	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Average balance sheet and interest income and expense

	2024			2023			2022
	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %
Assets[1]
Financial assets at amortised cost:
Loans and advances to banks	75,135	3,508	4.67	100,631	4,172	4.15	97,868	1,208	1.23
Loans and advances to customers	456,763	23,242	5.09	452,222	20,419	4.52	457,585	14,465	3.16
Reverse repurchase agreements	48,343	2,685	5.55	40,004	2,044	5.11	54,197	857	1.58
Debt securities	15,251	779	5.11	12,433	559	4.50	9,079	168	1.85
Financial assets at fair value through other comprehensive income	29,522	1,074	3.64	23,993	857	3.57	23,833	947	3.97
Total average interest-earning assets of banking book	625,014	31,288	5.01	629,283	28,051	4.46	642,562	17,645	2.75
Total average interest-earning financial assets at fair value through profit or loss	84,043	3,667	4.36	80,201	3,388	4.22	77,845	1,838	2.36
Total average interest-earning assets	709,057	34,955	4.93	709,484	31,439	4.43	720,407	19,483	2.70
Allowance for impairment losses on financial assets held at amortised cost	(3,461)			(4,732)			(4,288)
Non-interest earning assets	190,269			174,725			176,359
Total average assets and interest earned	895,865	34,955	3.90	879,477	31,439	3.57	892,478	19,483	2.18
Liabilities and shareholders’ funds[1]
Deposits by banks	5,833	225	3.86	6,376	213	3.34	7,902	148	1.87
Customer deposits	356,294	10,132	2.84	342,305	7,148	2.09	338,781	1,387	0.41
Repurchase agreements at amortised cost	39,391	2,392	6.07	43,480	2,397	5.51	46,226	842	1.82
Debt securities in issue at amortised cost[2]	74,171	5,493	7.41	79,038	4,253	5.38	74,007	1,636	2.21
Lease liabilities	1,490	31	2.08	1,486	30	2.02	1,323	29	2.19
Subordinated liabilities	10,541	738	7.00	10,549	712	6.75	10,654	681	6.39
Total average interest-bearing liabilities of banking book	487,720	19,011	3.90	483,234	14,753	3.05	478,893	4,723	0.99
Total average interest-bearing liabilities of trading book	27,232	1,700	6.24	23,513	1,445	6.15	20,809	468	2.25
Total average interest-bearing liabilities	514,952	20,711	4.02	506,747	16,198	3.20	499,702	5,191	1.04
Non-interest-bearing customer accounts	117,139			127,683			139,165
Other non-interest-bearing liabilities	216,300			197,431			203,437
Total average non-interest-bearing liabilities	333,439			325,114			342,602
Non-controlling interests, other equity instruments and shareholders’ funds	47,474			47,616			50,174
Total average liabilities, average shareholders’ funds and interest expense	895,865	20,711	2.31	879,477	16,198	1.84	892,478	5,191	0.58
1The line items below are based on IFRS Accounting Standards terminology and include all major categories of average interest-earning assets and average interest-bearing liabilities.
2The impact of the Group’s hedging arrangements is included on this line.

	2024			2023			2022
Average interest-earning assets and net interest income	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %
Banking business	625,014	12,277	1.96	629,283	13,298	2.11	642,562	12,922	2.01
Trading securities and other financial assets at fair value through profit or loss	84,043	1,967	2.34	80,201	1,943	2.42	77,845	1,370	1.76
	709,057	14,244	2.01	709,484	15,241	2.15	720,407	14,292	1.98
Average balances are based on monthly averages.
The Group’s operations are predominantly UK-based and as a result an analysis between domestic and foreign operations is not provided.

21	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Changes in net interest income – volume and rate analysis
The following table allocates changes in net interest income between volume, rate and their combined impact for 2024 compared with 2023 and for 2023 compared with 2022.

	2024 compared with 2023 increase/(decrease)				2023 compared with 2022 increase/(decrease)
	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m
Interest income
Financial assets at amortised cost:
Loans and advances to banks	(664)	(1,057)	526	(133)	2,964	34	2,850	80
Loans and advances to customers	2,823	205	2,592	26	5,954	(170)	6,197	(73)
Reverse repurchase agreements	641	426	178	37	1,187	(224)	1,912	(501)
Debt securities	220	127	76	17	391	62	240	89
Financial assets at fair value through other comprehensive income	217	197	16	4	(90)	6	(95)	(1)
Total banking book interest income	3,237	(102)	3,388	(49)	10,406	(292)	11,104	(406)
Total interest income on financial assets at fair value through profit or loss	279	163	111	5	1,550	56	1,450	44
Total interest income	3,516	61	3,499	(44)	11,956	(236)	12,554	(362)
Interest expense
Deposits by banks	12	(18)	33	(3)	65	(29)	116	(22)
Customer deposits	2,984	292	2,586	106	5,761	14	5,688	59
Repurchase agreements at amortised cost	(5)	(225)	243	(23)	1,555	(50)	1,706	(101)
Debt securities in issue at amortised cost	1,240	(262)	1,600	(98)	2,617	111	2,346	160
Lease liabilities	1	–	1	–	1	–	1	–
Subordinated liabilities	26	(1)	27	–	31	(7)	38	–
Total banking book interest expense	4,258	(214)	4,490	(18)	10,030	39	9,895	96
Total interest expense on trading and other liabilities at fair value through profit or loss	255	229	22	4	977	61	811	105
Total interest expense	4,513	15	4,512	(14)	11,007	100	10,706	201

22	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Loan portfolio
Summary of loan loss experience

	2024 £m	2023 £m	2022 £m
Gross loans and advances to banks and customers and reverse repurchase agreements	520,425	503,005	514,929
Allowance for impairment losses	3,192	3,725	4,533
Ratio of allowance for credit losses to total lending (%)	0.6	0.7	0.9

	Advances written off, net of recoveries			As a percentage of average lending
	2024 £m	2023 £m	2022 £m	2024%	2023%	2022%
Loans and advances to banks	–	–	–	–	–	–
Loans and advances to customers:
Financial, business and other services	(26)	(45)	(18)	0.1	0.1	–
Manufacturing	(27)	(9)	(10)	0.7	0.2	0.3
Mortgages	(123)	(101)	(17)	–	–	–
Other personal lending	(643)	(681)	(570)	2.4	2.6	2.2
Property companies and construction	(43)	(54)	(49)	0.1	0.2	0.2
Transport, distribution and hotels	(29)	(45)	(28)	0.3	0.4	0.2
Other	(138)	(180)	(67)	0.4	0.6	0.2
	(1,029)	(1,115)	(759)	0.2	0.2	0.2
Reverse repurchase agreements	–	–	–	–	–	–
Total net advances written off	(1,029)	(1,115)	(759)	0.2	0.2	0.1

	Allowance for expected credit losses			As a percentage of closing lending
	2024 £m	2023 £m	2022 £m	2024%	2023%	2022%
Loans and advances to banks	1	8	15	–	0.1	0.1
Loans and advances to customers:
Financial, business and other services	179	198	210	0.5	0.6	0.6
Manufacturing	41	70	54	1.0	1.7	1.5
Mortgages	880	1,148	1,252	0.3	0.4	0.4
Other personal lending	1,065	1,195	1,306	3.8	4.7	5.0
Property companies and construction	388	465	380	1.7	1.9	1.5
Transport, distribution and hotels	157	154	940	1.6	1.5	7.1
Other	481	487	376	1.5	1.6	1.3
	3,191	3,717	4,518	0.7	0.8	1.0
Reverse repurchase agreements	–	–	–	–	–	–
At 31 December	3,192	3,725	4,533	0.6	0.7	0.9

23	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Investment portfolio, maturities, deposits
Maturities and weighted average yields of interest-bearing securities
Financial assets at fair value through other comprehensive income and debt securities held at amortised cost
The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2024 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %
Financial assets at fair value through other comprehensive income
US treasury and US government agencies	79	0.4	1,211	5.7	–	–	–	–
Other government securities	15	10.9	3,528	1.9	6,118	2.5	4,310	2.1
Asset-backed securities	–	–	139	5.3	4	5.2	54	3.3
Corporate and other debt securities	999	1.6	10,777	3.6	3,131	3.4	–	–
	1,093		15,655		9,253		4,364
Debt securities held at amortised cost
Government securities	200	2.5	–	–	21	5.1	1,676	0.1
Asset-backed securities	1,340	5.3	4,246	5.9	2,343	5.2	820	5.9
Corporate and other debt securities	802	1.1	2,066	1.3	971	3.7	63	6.0
	2,342		6,312		3,335		2,559
Maturity analysis and interest rate sensitivity of loans and advances to banks and customers and reverse repurchase agreements
The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December
2024. All amounts are before deduction of impairment allowances. Demand loans and overdrafts are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five but within fifteen years £m	Maturing after fifteen years £m	Total £m
Loans and advances to banks	5,735	2,162	4	–	7,901
Loans and advances to customers:
Financial, business and other services	21,067	13,356	2,323	178	36,924
Manufacturing	2,376	1,316	262	18	3,972
Mortgages	14,742	54,254	130,041	131,803	330,840
Other personal lending	4,827	6,594	351	16,243	28,015
Property companies and construction	11,205	8,889	2,328	78	22,500
Transport, distribution and hotels	5,383	3,282	875	44	9,584
Other	11,462	15,880	2,840	1,031	31,213
	71,062	103,571	139,020	149,395	463,048
Reverse repurchase agreements	47,382	2,094	–	–	49,476
Total loans	124,179	107,827	139,024	149,395	520,425
Of which:
Fixed interest rate	66,126	68,541	116,875	127,316	378,858
Variable interest rate	58,053	39,286	22,149	22,079	141,567
	124,179	107,827	139,024	149,395	520,425
Deposits
The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2024			2023			2022
	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %
Non-interest bearing demand deposits	115,580	117,139	–	120,990	127,683	–	139,739	139,165	–
Interest-bearing demand deposits	250,967	253,033	2.83	251,411	254,426	2.14	262,246	267,343	0.41
Other deposits	116,198	103,261	2.89	98,995	87,879	1.95	73,346	71,438	0.41
Total customer deposits	482,745	473,433	2.14	471,396	469,988	1.52	475,331	477,946	0.29
The Group’s analysis of interest-bearing balances has been refined in 2024 and the above tables have been updated accordingly.

24	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Uninsured deposits
The following table gives details of Lloyds Banking Group’s customer deposits which were not covered by any deposit protection scheme by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
At 31 December 2024	181,196	8,490	17,119	4,607	211,412
At 31 December 2023	199,146	5,235	6,557	5,030	215,968
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
Off-balance sheet arrangements
A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments and guarantees at 31 December 2024 is included in the section titled “Maturities of contingent liabilities, commitments and guarantees (audited)” on page 189 of the Annual Report
2024 (tagged). These commitments and guarantees are not included in Lloyds Banking Group’s consolidated balance sheet.
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
Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2024, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation programme, Cancara. This is funded in the global asset-backed commercial paper market. The assets and obligations of the programme are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the programme, for use should the issuer be unable to roll over maturing commercial paper or obtain alternative sources of funding.
Details of securitisations and other special purpose entity arrangements entered into by Lloyds Banking Group are provided in “Note 26: Debt securities in issue” on pages 287 to 288 of the Annual Report 2024 (tagged) and “Note 39: Structured entities” on pages 298 to 299 of the
Annual Report 2024 (tagged). The successful development of Lloyds Banking Group’s ability to securitise its own assets has provided a mechanism to tap a well established market, thereby diversifying Lloyds Banking Group’s funding base.
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
Contractual cash obligations
At 31 December 2024, the Group had contractual cash obligations in respect of dated subordinated liabilities of £9,531 million of which
£4,750 million matures in less than five years; the Group also had £75,464 million of outstanding debt securities in issue of which £61,610 million matures in less than five years. At 31 December 2024, the Group’s obligations in respect of lease liabilities and capital commitments totalled
£1,901 million and £666 million in respect of capital expenditure relating to investment properties. The Group also had other purchase obligations totalling £3,793 million. Other purchase obligations include amounts expected to be payable in respect of material contracts entered into by Lloyds Banking Group, in the ordinary course of business, for the provision of outsourced and other services. The cost of these services will be charged to the income statement as it is incurred. Lloyds Banking Group also has a constructive obligation to ensure that its defined post-retirement benefit schemes remain adequately funded. The amount and timing of Lloyds Banking Group’s cash contributions to these schemes is uncertain and will be affected by factors such as future investment returns and demographic changes. Lloyds Banking Group expects to make cash contributions of at least £0.1 billion to these schemes in 2025.
At 31 December 2024, Lloyds Banking Group also had £558 million of preference shares, preferred securities and undated subordinated liabilities outstanding.
At 31 December 2024, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary companies, particularly Lloyds Bank plc and Scottish Widows Group Limited, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds Bank to pay dividends going forward, or for Lloyds Bank or other Lloyds Banking Group companies to make loans to the Company depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.
Recent developments
The Board has announced its intention to implement an ordinary share buyback of up to £1.7 billion. This represents the return to shareholders of capital, surplus to that required to provide capacity to grow the business, meet current and future regulatory requirements and cover uncertainties. The share buyback programme will commence as soon as is practicable and is expected to be completed, subject to continued
authority from the PRA, by 31 December 2025.

25	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Regulation
The below sets out a brief description of the Group’s primary regulators but does not include a description of all the regulations the Group may be subject to.
Approach of the Financial Conduct Authority (“FCA”)
Under the Financial Services and Markets Act 2000, as amended by the Financial Services Act 2012 (“FSMA”), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers, alongside its secondary objective to facilitate the international competitiveness and growth of the UK economy in the medium to long term.
The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.
Approach of the Prudential Regulation Authority (“PRA”)
The PRA is part of the BoE (as defined below), with responsibility for prudential regulation and supervision. The PRA’s strategy is to deliver a resilient financial sector by seeking: an appropriate quantity and quality of capital and liquidity; effective risk management; robust business models; and sound governance including clear accountability of firms’ management. This strategy supports its statutory objectives: to promote the safety and soundness of these firms and to contribute to the securing of an appropriate degree of protection for policyholders (for insurers).
The PRA also has two secondary objectives: to facilitate effective competition in the markets for services provided by PRA-authorised persons in carrying on regulated activities; and to facilitate, subject to alignment with relevant international standards, the UK’s international competitiveness and growth.
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
UK Information Commissioner’s Office (“ICO”)
The UK Information Commissioner’s Office is the UK’s independent authority set up to uphold information rights in the public interest, promoting openness by public bodies and data privacy for individuals. The ICO is responsible for overseeing implementation of the Data
Protection Act 2018 which enshrines the General Data Protection Regulation. This Act regulates, among other things, the lawful use of data relating to individual customers.

26	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
The Payment System Regulator (“PSR”)
The PSR is an independent economic regulator for the payment systems industry, which was launched in April 2015. Payment systems form a vital part of the UK’s financial system – they underpin the services that enable funds to be transferred between people and institutions. The purpose of PSR is to make payment systems work well for those that use them. In December 2024, HM Treasury and the boards of both the FCA and PSR confirmed the joining up of the managing director of the PSR with the executive director for payments and digital assets of the FCA role to ensure both regulators collectively deliver HM Treasury’s new National Payments Vision in advancing an innovative, safe and competitive
UK payments sector. The PSR will remain an independent economic regulator, operating under specific statutory objectives and will retain its own organisation, board and rule-making powers. The PSR is a subsidiary of the FCA, but has its own statutory objectives, managing director and board. In summary its objectives are: (i) to ensure that payment systems are operated and developed in a way that considers and promotes the interests of all the businesses and consumers that use them; (ii) to promote effective competition in the markets for payment systems and services between operators, payment services providers and infrastructure providers; and (iii) to promote the development of and innovation in payment systems, in particular the infrastructure used to operate those systems.
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
The Digital Markets, Competition and Consumers Act 2024 introduces a new targeted and proportionate regulatory regime to address concerns around competition in the digital industry.
EU regulation
The Group maintains a deposit-taking subsidiary in Berlin, Germany and an investment firm subsidiary in Frankfurt, Germany. The Berlin-based subsidiary (Lloyds Bank GmbH) has a branch in the Netherlands. The Group also maintains a separate branch of Lloyds Bank plc in Berlin. All of these entities are subject to EU and German regulations and are supervised by Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) and
Deutsche Bundesbank. The Group maintains an additional entity for Scottish Widows Europe in Luxembourg, which is regulated by
Commissariat aux Assurances (CAA).
See also “Regulatory and Legal Risks – The Group faces risks associated with its compliance with a wide range of laws and regulations” and
“Regulatory and Legal Risks – The Group is subject to resolution planning requirements” under Item 3.D - “Risk Factors”.
US regulation
Lloyds Bank Corporate Markets plc (“LBCM”) maintains a branch in the US and Lloyds Bank maintains a representative office in the US. As a result, the Company and its subsidiaries doing business or conducting activities in the US are subject to oversight by the Federal Reserve Board.
Each of the Company and Lloyds Bank Corporate Markets plc is treated as a bank holding company under the US Bank Holding Company Act of
1956 (“BHC Act”) and has elected to be a financial holding company. Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. A financial holding company and its depository institution subsidiaries must meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. A financial holding company’s direct and indirect activities and investments in the US are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as defined in section 4(k)(4) of the BHC Act or determined by the Federal Reserve Board.
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
The Group’s US broker dealer, Lloyds Securities Inc. (LSI), is subject to regulation and supervision in the US and is a member of the Financial
Industry Regulatory Authority (FINRA) and is thus subject to requirements and oversight related to areas including sales methods, trade practices, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping, conduct of directors, officers and employees and other matters pertinent to its securities business.
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
A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the US State
Department designated during the reporting period as state sponsors of terrorism, including Iran, Syria, Cuba and North Korea. At 31 December
2024, the Group did not believe that the Group’s business activities relating to countries designated as state sponsors of terrorism in 2024 were material to its overall business.
The Group estimates that the value of its business in respect of such states represented less than 0.01 per cent of the Group’s total assets and, for the year ended December 2024, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.001 per cent of its total income, net of insurance claims and changes in insurance and investment contract liabilities. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.
Disclosure pursuant to Section 219 of The Iran Threat Reduction and Syria and Human Rights Act (“ITRA”)
Since the introduction of an enhanced financial sanctions policy, the Group has been proactive in reducing its dealings with Iran and Syria, and individuals and entities associated with these countries. There remain a small number of historic business activities which the Group has not yet been able to terminate for legal or contractual reasons.
Pursuant to ITRA Section 219, the Group notes that during 2024, its non-US affiliates, Lloyds Bank and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal

27	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Regulations, and/or designated under Executive Order 13382 or 13224. In all cases, the payment was permitted under UK sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK sanctions legislation.
Gross revenues from these activities were approximately £9,800. Net profits from these activities were approximately £9,800.
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
1.Limited and infrequent payments made to and received from entities directly or indirectly linked to the Government of Iran. Such payments are only made if they comply with UK regulation and legislation and/or licence from the US Treasury Department’s Office of Foreign Assets
Control.
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
C.Organizational structure
The Company is the holding company of the Lloyds Banking Group, which consists of the Company and its subsidiaries. The following subsidiaries are disclosed as principal subsidiaries on page 83; the list below includes all significant subsidiaries, and certain other subsidiaries as noted below, of the Company at 31 December 2024.

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
D.Property, plant and equipment
Not applicable.
Item 4A. Unresolved Staff Comments
Not applicable.

28	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Item 5. Operating and Financial Review and Prospects
A.Operating results
Reference is made to the sections titled:
•“Our External Environment” on pages 12 to 15 of the Annual Report 2024;
•Future developments in relation to the Group’s IFRS Accounting Standard reporting are discussed in “Note 1: Basis of preparation” on page
219 of the Annual Report 2024 (tagged);
•“Note 3: Critical accounting judgements and key sources of estimation uncertainty” on pages 228 to 229 of the Annual Report 2024
(tagged); and
•“Note 19: Derivative financial instruments” on pages 271 to 274 of the Annual Report 2024 (tagged)
Results of operations – 2024 and 2023
Income statement
The Group's condensed consolidated income statement and condensed consolidated balance sheet are as follows.

	2024 £m	2023 £m	Change %
Net interest income	12,277	13,298	(8)
Other income	22,004	22,107
Total income	34,281	35,405	(3)
Net finance expense in respect of insurance and investment contracts	(16,278)	(16,776)	(3)
Total income, after net finance expense in respect of insurance and investment contracts	18,003	18,629	(3)
Operating expenses	(11,601)	(10,823)	(7)
Impairment	(431)	(303)	(42)
Profit before tax	5,971	7,503	(20)
Tax expense	(1,494)	(1,985)	25
Profit for the year	4,477	5,518	(19)

Profit attributable to ordinary shareholders	3,923	4,933	(20)
Profit attributable to other equity holders	498	527	(6)
Profit attributable to equity holders	4,421	5,460	(19)
Profit attributable to non-controlling interests	56	58	(3)
Profit for the year	4,477	5,518	(19)
The Group’s profit before tax for 2024 was £5,971 million, 20 per cent lower than in 2023. This was driven by lower total income, higher operating expenses and a higher impairment charge. Profit after tax was £4,477 million and earnings per share was 6.3 pence (2023:
£5,518 million and 7.6 pence respectively).
Total income, after net finance expense in respect of insurance and investment contracts for 2024 was £18,003 million, a decrease of 3 per cent on 2023. Within this, net interest income of £12,277 million was down 8 per cent on the prior year, driven by a lower margin. The margin performance over the year reflected anticipated headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings as balances are reinvested in the higher rate environment.
Other income amounted to £22,004 million in 2024, broadly in line with 2023. Within other income, net trading income was £17,825 million compared to £18,049 million in 2023. Within the Group’s insurance activities, net trading income was £16,013 million in 2024 (2023:
£16,742 million), a decrease of £729 million largely reflecting less favourable market performance in 2024. Within the Group’s banking activities, net trading income was £1,812 million (2023: £1,307 million) with growth in Commercial Banking driven by strong markets performance and higher levels of client activity. Outside of net trading income within Retail, there was improved performance in UK Motor Finance, with the
Group’s operating lease rental income £298 million higher at £1,681 million (2023: £1,383 million) as a result of growth following the acquisition of Tusker in 2023 and higher average vehicle rental values. Net fee and commission income was £1,759 million compared to £1,831 million in
2023. The £729 million decrease in net trading income within the Group’s insurance activities was largely offset by the £498 million decrease in net finance expense in respect of insurance and investment contracts.
Total operating expenses of £11,601 million were 7 per cent higher than in the prior year. This reflects higher operating lease depreciation, as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, primarily in the first half, alongside inflationary pressures, business growth costs and ongoing strategic investments including severance. It also includes c.
£0.1 billion relating to the sector-wide change in the charging approach for the Bank of England Levy taken in the first quarter, largely offset across the year in net interest income. The Group has maintained its cost discipline with cost efficiencies partly offsetting these items.
In 2024, the Group recognised remediation costs of £899 million (2023: £675 million), including a £700 million provision in relation to the potential impact of motor finance commission arrangements, alongside £199 million charges in relation to pre-existing programmes.
Asset quality remains strong with improved credit performance in the year. The impairment charge was £431 million compared to a £303 million charge in 2023 (which benefitted from a significant write-back following the full repayment of debt from a single name client). The charge in
2024 includes a credit from an improved economic outlook, notably house price growth and changes in the first half of the year to the severe downside scenario methodology. The charge also benefitted from strong portfolio performance and the release of judgemental adjustments for inflation and interest rate risks in 2024, as well as a release in Commercial Banking from loss rates used in the model in the first half of the year and a debt sale write back in Retail in the third quarter.
The Group recognised a tax expense of £1,494 million in the year (2023: £1,985 million). This reflected lower profits than the prior year and tax credits of £100 million on the finalisation of prior year returns within the fourth quarter charge of £124 million.

29	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Net interest income

	2024	2023	Change
Net interest income (£m)	12,277	13,298	(8)
Average interest-earning assets (£m)	625,014	629,283	(1)
Average rates:
Gross yield on average interest-earning assets of the banking book[1] (%)	5.01	4.46	55bp
Interest spread[2] (%)	1.11	1.41	(30)bp
Net interest margin[3] (%)	1.96	2.11	(15)bp
1Gross yield is the rate of interest earned on average interest-earning assets of the banking book.
2Interest spread is the difference between the rate of interest earned on average interest-earning assets of the banking book and the rate of interest paid on average interest-bearing liabilities of the banking book.
3The net interest margin represents the interest spread together with the contribution of interest-free liabilities. It is calculated by expressing net interest income as a percentage of average interest-earning assets of the banking book.
Net interest income in the year of £12,277 million was down 8 per cent, compared to £13,298 million in 2023, driven by a lower margin. The net interest margin was 15 basis points lower at 1.96 per cent (2023: 2.11 per cent). The margin performance over the year reflected anticipated headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings as balances are reinvested in the higher rate environment.
Average interest-earning assets of the banking book were £4,269 million lower at £625,014 million (2023: £629,283 million) primarily reflecting a reduction in average loans and advances to banks partially offset by increases in average loans and advances to customers and average reverse repurchase agreements. The increase in average loans and advances to customers was driven by higher average interest-earning assets in Retail which of £370,128 million (2023: £365,632 million), with growth across products partly offset by the impact of securitisations in the year.
Other income

	2024 £m	2023 £m	Change %
Fee and commission income:
Current accounts	644	624	3
Credit and debit card fees	1,286	1,264	2
Commercial banking and treasury fees	373	334	12
Unit trust and insurance broking	71	69	3
Factoring	69	75	(8)
Other fees and commissions	500	560	(11)
Total fee and commission income	2,943	2,926	1
Fee and commission expense	(1,184)	(1,095)	8
Net fee and commission income	1,759	1,831	(4)
Net trading income	17,825	18,049	(1)
Insurance revenue	3,291	3,008	9
Insurance service expense	(2,733)	(2,414)	13
Net (expense) income from reinsurance contracts held	(72)	2
Insurance service result	486	596	(18)
Operating lease rental income	1,681	1,383	22
Net gains (losses) on disposal of financial assets at fair value through other comprehensive income	7	122	(94)
Other	246	126	95
Other operating income	1,934	1,631	19
Total other income	22,004	22,107
Total other income was £103 million lower at a gain of £22,004 million (2023: a gain of £22,107 million).
Total fee and commission income was £17 million higher at £2,943 million (2023: £2,926 million). Within this, there was a £20 million increase in current account fees to £644 million (2023: £624 million), a £22 million increase in credit and debit card fees to £1,286 million (2023: £1,264 million) reflecting increased customer activity. Commercial banking and treasury fees were £39 million higher at £373 million (2023:
£334 million) reflecting improved performance in capital markets. This was partly offset by a £60 million reduction in Other fees and commissions to £500 million (2023: £560 million).
Fee and commission expense was £89 million higher at £1,184 million (2023: £1,095 million) reflecting increases in interchange and other fees payable reflecting increased customer activity.
Net trading income was £17,825 million compared to £18,049 million in 2023. Within the Group’s insurance activities, net trading income was
£16,013 million in 2024 (2023: £16,742 million), a decrease of £729 million largely reflecting less favourable market performance in 2024. Within the Group’s banking activities, net trading income was £1,812 million (2023: £1,307 million) with growth in Commercial Banking driven by strong markets performance and higher levels of client activity. The £729 million decrease in net trading income within the Group’s insurance activities was largely offset by the £498 million decrease in net finance expense in respect of insurance and investment contracts.
The insurance service result was £110 million lower at income of £486 million (2023: income of £596 million), with increased insurance revenue more than offset by a higher insurance service expense as a result of higher incurred claims.
Other operating income was £303 million higher at £1,934 million (2023: £1,631 million) due to higher operating lease rental income, largely as a result of fleet growth following the acquisition of Tusker in 2023 and higher average vehicle rental values.

30	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Operating expenses

	2024 £m	2023 £m	Change %
Staff costs:
Salaries and social security costs	3,819	3,651	(5)
Pensions and other retirement benefit schemes	526	355	(48)
Restructuring and other staff costs	327	487	33
	4,672	4,493	(4)
Premises and equipment costs	454	449	(1)
Depreciation and amortisation	3,426	2,905	(18)
Other expenses:
UK bank levy	147	150	2
Regulatory and legal provisions	899	675	(33)
Other	2,594	2,720	5
	3,640	3,545	(3)
Operating expenses before adjustment for:	12,192	11,392	(7)
Amounts attributable to the acquisition of insurance and participating investment contracts	(182)	(183)	1
Amounts reported within insurance service expenses	(409)	(386)	(6)
Total operating expenses	11,601	10,823	(7)
Cost:income ratio[1] (%)	64.4	58.1	6.3pp
1Total operating expenses of £11,601 million (2023: £10,823 million) divided by total income, after net finance (expense) income in respect of insurance and investment contracts, of
£18,003 million (2023: £18,629 million).
Total operating expenses increased by £778 million to £11,601 million (2023: £10,823 million). This reflects higher operating lease depreciation, as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, primarily in the first half, alongside inflationary pressures, business growth costs and ongoing strategic investments including severance. It also includes c.
£0.1 billion relating to the sector-wide change in the charging approach for the Bank of England Levy taken in the first quarter, largely offset across the year in net interest income. The Group has maintained its cost discipline with cost efficiencies partly offsetting these items.
Staff costs were £179 million higher at £4,672 million (2023: £4,493 million). On a full-time equivalent basis, the Group had 61,228 employees at the end of 2024, a reduction of 1,341 (31 December 2023: 62,569 employees). Salaries and social security costs were £168 million higher at
£3,819 million (2023: £3,651 million) due to new business costs and inflationary pressures. Pension costs were £171 million higher at £526 million
(2023: £355 million) as a result of higher contributions and restructuring and other staff costs were £160 million lower at £327 million (2023:
£487 million) due to decrease in average levels of agency staff.
Premises and equipment costs were £5 million higher at £454 million (2023: £449 million). Depreciation and amortisation costs were £521 million higher at £3,426 million (2023: £2,905 million). Charges for the depreciation of property, plant and equipment were £327 million higher at £2,104 million (2023: £1,777 million) due to new business costs and operating lease depreciation and the charge for the amortisation of intangible assets was £194 million higher at £1,322 million (2023: £1,128 million), as a result of ongoing strategic investment.
Other expenses were £95 million higher at £3,640 million (2023: £3,545 million), which included the impact of a £224 million increase in the regulatory and legal provisions charge in 2024. In 2024, the Group recognised remediation costs of £899 million (2023: £675 million), including a
£700 million provision in relation to the potential impact of motor finance commission arrangements, alongside £199 million charges in relation to pre-existing programmes.
Impairment

	2024 £m	2023 £m	Change %
In respect of:
Loans and advances to banks	(7)	(7)
Loans and advances to customers	507	321	(58)
Debt securities	(6)	1
Other assets	(9)	(10)	10
Impairment on drawn balances	485	305	(59)
Financial assets at fair value through other comprehensive income	(3)	(2)	(50)
Loan commitments and financial guarantees	(51)	–
Total impairment charged to the income statement	431	303	(42)
The impairment charge was £431 million compared to a £303 million charge in 2023 (which benefitted from a significant write-back following the full repayment of debt from a single name client). The charge in 2024 includes a credit from an improved economic outlook, notably house price growth and changes in the first half of the year to the severe downside scenario methodology. The charge also benefitted from strong portfolio performance and the release of judgemental adjustments for inflation and interest rate risks in 2024, as well as a release in
Commercial Banking from loss rates used in the model in the first half of the year and a debt sale write back in Retail in the third quarter.

31	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Taxation

	2024 £m	2023 £m	Change %
UK corporation tax:
Current tax on profit for the year	(1,159)	(1,301)	11
Adjustments in respect of prior years	89	51	(75)
	(1,070)	(1,250)	14
Foreign tax:
Current tax on profit for the year	(122)	(101)	(21)
Adjustments in respect of prior years	3	3
	(119)	(98)	(21)
Current tax expense	(1,189)	(1,348)	12
Deferred tax (expense) credit	(305)	(637)	52
Tax expense	(1,494)	(1,985)	25
The Group recognised a tax expense of £1,494 million in the year (2023: £1,985 million). This reflected lower profits than the prior year and tax credits of £100 million on the finalisation of prior year.
The Group expects a medium-term effective tax rate of around 27 per cent based on the banking surcharge rate of 3 per cent and the corporation tax rate of 25 per cent.
Balance sheet

	2024 £m	2023 £m	Change %
Assets
Cash and balances at central banks	62,705	78,110	(20)
Financial assets at fair value through profit or loss	215,925	203,318	6
Derivative financial instruments	24,065	22,356	8
Loans and advances to banks	7,900	10,764	(27)
Loans and advances to customers	459,857	449,745	2
Reverse repurchase agreements	49,476	38,771	28
Debt securities	14,544	15,355	(5)
Financial assets at amortised cost	531,777	514,635	3
Financial assets at fair value through other comprehensive income	30,690	27,592	11
Other assets	41,535	35,442	17
Total assets	906,697	881,453	3
Liabilities
Deposits from banks	6,158	6,153
Customer deposits	482,745	471,396	2
Repurchase agreements at amortised cost	37,760	37,703
Financial liabilities at fair value through profit or loss	27,611	24,914	11
Derivative financial instruments	21,676	20,149	8
Debt securities in issue at amortised cost	70,834	75,592	(6)
Liabilities arising from insurance and participating investment contracts	122,064	120,123	2
Liabilities arising from non-participating investment contracts	51,228	44,978	14
Other liabilities	30,644	22,827	34
Subordinated liabilities	10,089	10,253	(2)
Total liabilities	860,809	834,088	3
Equity
Ordinary shareholders’ equity	39,521	40,224	(2)
Other equity instruments	6,195	6,940	(11)
Non-controlling interests	172	201	(14)
Total equity	45,888	47,365	(3)
Total equity and liabilities	906,697	881,453	3

32	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Total assets were £25,244 million, or 3 per cent higher, at £906,697 million at 31 December 2024 (31 December 2023: £881,453 million). Cash and balances at central banks decreased by £15,405 million to £62,705 million, reflecting a change in the mix of liquidity holdings. Financial assets held at fair value through profit or loss increased by £12,607 million overall, with holdings within the Insurance business higher by
£8,726 million as a result of market gains on equity investments, while holdings in the banking business were £3,881 million higher due to increased reverse repurchase agreements. Derivative financial instruments were £1,709 million higher at £24,065 million (31 December 2023:
£22,356 million), driven by interest rate and currency movements.
Financial assets at amortised cost were £17,142 million higher at £531,777 million (31 December 2023: £514,635 million) with increases in loans and advances to customers of £10,112 million and reverse repurchase agreements of £10,705 million, partly offset by a £2,864 million reduction in loans and advances to banks and a £811 million reduction in debt securities.
Loans and advances to customers increased by £10,112 million to £459,857 million. This included £6,065 million growth in UK mortgages (net of the impact of the securitisation of £1.9 billion of primarily legacy Retail mortgages in the second and fourth quarters), £2,137 million growth in
UK Retail unsecured loans driven by balance growth and lower repayments following a securitisation in the fourth quarter of 2023, alongside a
£543 million increase in credit card balances and growth in other Retail lending (principally in the European retail business). In Commercial
Banking, Business and Commercial Banking lending decreased by £3,315 million, including repayments of £1.6 billion of government-backed lending. Corporate and Institutional Banking balances increased £2,373 million from strategic growth, notably higher infrastructure lending.
Financial assets at fair value through other comprehensive income were £3,098 million higher reflecting a change in the mix of liquidity holdings.
Other assets were £6,093 million higher, reflecting increased settlement balances and higher reinsurance assets as a result of an agreement entered into between the Group and Rothesay Life plc in relation to the Group’s in-force bulk annuity portfolio ahead of its planned sale in the second half of 2025.
Total liabilities were £26,721 million, or 3 per cent, higher at £860,809 million (31 December 2023: £834,088 million). Customer deposits of
£482,745 million increased in the year by £11,349 million. Retail deposits increased £11,285 million in the year driven by inflows to limited withdrawal and fixed term deposits, partly offset by a £1,470 million reduction in current account balances. Commercial Banking deposits were stable in the year, reflecting growth in target sectors offset by an expected outflow.
Financial liabilities at fair value through profit or loss increased by £2,697 million to £27,611 million at 31 December 2024 due to increased levels of repurchase agreements. Derivative financial liabilities increased by £1,527 million to £21,676 million as a result of market movements.
Liabilities arising from insurance and investment contracts increased by £8,191 million which reflects the increase in policyholder investments, partly offset by a transfer into other liabilities following the agreement entered into between the Group and Rothesay Life plc in relation to the
Group’s in-force bulk annuity portfolio. This, alongside higher settlement balances, resulted in a total increase in other liabilities of
£7,817 million. These increases were partially offset by a reduction in debt securities in issue of £4,758 million.
Total equity of £45,888 million at 31 December 2024 decreased from £47,365 million at 31 December 2023. The movement reflected attributable profit for the year and issuance of an AT1 capital instrument in October 2024, which was more than offset by the dividends paid in
May 2024 and September 2024, the impact of redemption of AT1 capital instruments in June 2024 and December 2024 and the impact of the share buyback programme in respect of 2023. In February 2024, the Board decided to return surplus capital in respect of 2023 through a share buyback programme of up to £2.0 billion. This commenced on 23 February 2024 and completed on 13 November 2024 with c.3.7 billion (c.6 per cent) ordinary shares repurchased.
Capital
The Group’s CET1 capital ratio reduced to 14.2 per cent at 31 December 2024 (31 December 2023: 14.6 per cent). Banking business profits for the year, including a provision charge for motor finance commission arrangements, and the dividends received from the Group’s Insurance business in February 2024 and June 2024 were partly offset by an increase in risk-weighted assets and other movements, including a foreign exchange translation loss following the US Dollar AT1 capital instrument redemption in June 2024. Further offsets included the interim ordinary dividend paid in September 2024, the accrual for the final 2024 ordinary dividend, distributions on other equity instruments and the impact of the ordinary share buyback programme that completed during the year.
Risk-weighted assets increased by £5.5 billion in the year to £224.6 billion at 31 December 2024 (31 December 2023: £219.1 billion), in line with guidance. This reflects the impact of lending growth, Retail secured CRD IV increases and other movements, partly offset by optimisation including capital efficient, net present value positive securitisation activity.
The Group’s total capital ratio reduced to 19.0 per cent at 31 December 2024 (31 December 2023: 19.8 per cent), reflecting reductions in both
Additional Tier 1 and Tier 2 capital and the increase in risk-weighted assets, partly offset by the increase in CET1 capital. The reduction in
Additional Tier 1 capital reflects redemptions, including the US dollar AT1 capital instrument redeemed in June 2024, offset in part by a new issuance and a reduction in the Group’s significant investment in instruments issued by the Insurance business following a redemption by the
Insurance business as it sought to refine its capital structure. The reduction in Tier 2 capital primarily reflects the impact of regulatory amortisation on instruments, interest rate movements and a reduction in eligible provisions recognised through Tier 2 capital, partially offset by new issuances.
The minimum requirement for own funds and eligible liabilities (MREL) ratio increased to 32.2 per cent (31 December 2023: 31.9 per cent) largely reflecting the increase in other eligible liabilities driven by new issuances, net of calls and maturities. This was partly offset by the reduction in total capital resources and the increase in risk-weighted assets.
The Group’s UK leverage ratio reduced to 5.5 per cent (31 December 2023: 5.8 per cent) reflecting the reduction in the total tier 1 capital position and the increase in the leverage exposure measure following lending growth and increases across securities financing transactions and other assets (excluding central bank claims).
The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return further surplus capital through share buybacks or special dividends.
In respect of 2024, the Board has recommended a final ordinary dividend of 2.11 pence per share, which, together with the interim ordinary dividend of 1.06 pence per share totals 3.17 pence per share, an increase of 15 per cent compared to 2023, in line with the Board’s commitment to a progressive and sustainable ordinary dividend. The Board has also announced its intention to implement an ordinary share buyback of up to
£1.7 billion, which will commence as soon as is practicable and is expected to be completed by 31 December 2025.
Results of operations – 2022
The Group’s results for the year ended 31 December 2022, and a discussion of the results for the year ended 31 December 2023 compared to those for the year ended 31 December 2022, were included in the Annual Report on Form 20-F for the year ended 31 December 2023, filed with the SEC on 22 February 2024, discussion for which is hereby incorporated by reference into this document.

33	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Divisional information
Please refer to the “Divisional information” section under Item 4.B - “Business overview” on page 18.
Divisional results
Retail
Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build enduring relationships that meet more of its customers’ financial needs and improves their financial resilience throughout their lifetime. Retail operates the largest digital bank in the UK and continues to improve digital experience through a mobile-first strategy, deliver market-leading products and meet consumer duty expectations whilst working within a prudent risk appetite. Through strategic investment, alongside increased use of data, Retail aims to deepen consumer relationships, deliver personalised propositions, broaden its intermediary offering, improve customer experience and operational efficiency.

	2024 £m	2023 £m	Change %
Underlying net interest income	8,930	9,647	(7)
Underlying other income	2,384	2,159	10
Operating lease depreciation	(1,319)	(948)	(39)
Underlying income, net of operating lease depreciation	9,995	10,858	(8)
Underlying operating costs	(5,596)	(5,469)	(2)
Remediation	(750)	(515)	(46)
Total underlying costs	(6,346)	(5,984)	(6)
Underlying impairment	(457)	(831)	45
Underlying profit before tax	3,192	4,043	(21)
Underlying profit before tax reduced by £851 million to £3,192 million in 2024 compared to £4,043 million in 2023.
Underlying net interest income reduced by £717 million to £8,930 million in 2024 compared to £9,647 million in 2023, driven by mortgage and unsecured lending asset margin compression and continued deposit churn headwinds, partly offset by higher structural hedge earnings.
Underlying other income increased £225 million to £2,384 million in 2024 compared to £2,159 million in 2023, driven by UK Motor Finance including growth following the acquisition of Tusker in 2023 and higher average rental values.
Operating lease depreciation increased £371 million to £1,319 million in 2024 compared to £948 million in 2023, reflecting fleet growth, the depreciation of higher value vehicles and declines in used electric car prices, primarily in the first half of 2024.
Underlying operating costs increased by £127 million to £5,596 million in 2024 compared to £5,469 million in 2023, with cost efficiencies helping to partially offset inflationary pressures, business growth costs, higher ongoing strategic investment including increased severance charges and the sector-wide Bank of England Levy.
Remediation increased by £235 million to £750 million in 2024 compared to £515 million in 2023. Remediation costs of £750 million include a
£700 million provision in relation to the potential impacts of motor finance commission arrangements.
Underlying impairment decreased by £374 million to £457 million in 2024 compared to a charge of £831 million in 2023. The 2024 charge included a credit from an improved economic outlook, notably house price growth, the release of judgemental adjustments for inflation and interest rate risks, a one-off debt sale write back and strong portfolio performance in UK mortgages.

34	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Commercial Banking
Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services whilst connecting the whole Group to clients. Through investment in digital capability and product development, Commercial Banking will deliver an enhanced customer experience via a digital-first model in
Business and Commercial Banking and an expanded client proposition across Commercial Banking, generating diversified capital efficient growth and supporting customers in their transition to net zero.

	2024 £m	2023 £m	Change %
Underlying net interest income	3,434	3,799	(10)
Underlying other income	1,825	1,691	8
Operating lease depreciation	(6)	(8)	25
Underlying income, net of operating lease depreciation	5,253	5,482	(4)
Underlying operating costs	(2,762)	(2,647)	(4)
Remediation	(104)	(127)	18
Total underlying costs	(2,866)	(2,774)	(3)
Underlying impairment credit (charge)	14	511	(97)
Underlying profit before tax	2,401	3,219	(25)
Underlying profit before tax decreased by £818 million to £2,401 million in 2024 compared to £3,219 million in 2023.
Underlying net interest income decreased by £365 million to £3,434 million in 2024 compared to £3,799 million in 2023, driven by customer movements into interest-bearing accounts, as well as lower average deposit balances.
Underlying other income increased by £134 million to £1,825 million in 2024 compared to £1,691 million in 2023 reflecting client franchise growth due to strategic investment and higher levels of client activity, driving markets performance.
Underlying operating costs increased by £115 million to £2,762 million in 2024 compared to £2,647 million in 2023, with cost efficiencies helping to partially offset inflationary pressures, business growth costs, higher ongoing strategic investment and the sector-wide Bank of England Levy.
Remediation decreased by £23 million to £104 million in 2024 compared to £127 million in 2023.
Underlying impairment credit of £14 million in 2024 compared to a credit of £511 million in 2023 which included a significant write-back. The credit in 2024 reflected a low charge on new and existing Stage 3 clients, a one-off release from loss rates and updated economic scenarios.
Insurance, Pensions and Investments
Insurance, Pensions and Investments (IP&I) supports over 10 million customers, with a number one ranking in Home Insurance new policy share, a number two ranking in UK defined contribution Workplace provision, and a top three position for Individual Annuities provision with annualised annuity payments of over £0.9 billion. Total Assets under administration (AuA) are £232 billion (excluding Wealth). The Group continues to invest significantly into IP&I to develop the business, including the investment propositions to support the Group’s Mass Affluent strategy, digitisation, innovating intermediary propositions and accelerating the transition to a low carbon economy.

	2024 £m	2023 £m	Change %
Underlying net interest income	(136)	(132)	3
Underlying other income	1,292	1,209	7
Underlying income	1,156	1,077	7
Underlying operating costs	(924)	(880)	(5)
Remediation	(19)	(14)	(36)
Total underlying costs	(943)	(894)	(5)
Underlying impairment credit (charge)	7	7
Underlying profit (loss) before tax	220	190	16
Underlying profit before tax from Insurance, Pensions and Investments was £30 million higher at £220 million compared to an underlying profit before tax of £190 million in 2023 primarily as a result of an increase of £79 million in underlying income.
Underlying net interest income was stable at a loss of £136 million (2023: a loss of £132 million. Underlying other income increased by £83 million, or 7 per cent to £1,292 million from £1,209 million in 2023, driven by  higher net general insurance income.
Underlying operating costs were £44 million higher at £924 million (2023: £880 million) with cost efficiencies helping to partially offset inflationary pressures, business growth costs and higher ongoing strategic investment including increased severance charges.
Remediation increased by £5 million to £19 million in 2024 compared to £14 million in 2023.

35	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Other
Other includes the Group’s equity investments businesses, including Lloyds Development Capital (LDC), the Group’s share of the Business
Growth Fund (BGF) and the Housing Growth Partnership (HGP), as well as Lloyds Living. Also included are income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (which includes the recharging to other divisions of the
Group’s external AT1 distributions), and the unwind of hedging costs relating to historic gilt sales.

	2024 £m	2023 £m	Change %
Underlying net interest income	617	451	37
Underlying other income	96	64	50
Underlying income	713	515	38
Underlying operating costs	(160)	(144)	(11)
Remediation	(26)	(19)	(37)
Total underlying costs	(186)	(163)	(14)
Underlying impairment credit	3	5	(40)
Underlying profit before tax	530	357	48
Underlying income in 2024 was higher compared to 2023, with stronger underlying net interest income and higher underlying other income. This included £393 million, after funding costs relating to the Group’s equity and direct investment businesses (2023: £344 million). Underlying net interest income was higher than in 2023, which was impacted by short-term central hedging costs in the first half of 2023. Underlying other income includes £502 million (2023: £437 million) generated by the Group’s equity and direct investment businesses increasing as a result of strong income growth from Lloyds Living, while income from LDC was flat in the year at £425 million (2023: £418 million).
Total underlying costs of £186 million in 2024 increased 14 per cent on the prior year, largely due to costs associated with the agreed sale
(subject to High Court approval) of the Group’s in-force bulk annuity portfolio. Underlying impairment was a £3 million credit compared to a £5 million credit in 2023.

36	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Environmental matters
Environmental matters references are made to the “Sustainability Review” section on pages 45 to 60 of the Annual Report 2024, supplemented by the following information.
Task Force on Climate-related Financial Disclosures (TCFD) recommendations
Our progress against TCFD recommendation is listed below:

TCFD and CFD cross-reference table
Recommendation		Summary of progress	References to the Annual Report 2024
Strategy
A.	Describe the climate related risks and opportunities the organisation has identified over the short, medium, and long term. (Companies Act 2006 – Sections 414CA and 414CB 2A (b) and (d))	•Defined the key climate-related risks and opportunities across the Group and identified the potential time horizons (aligned with Group financial planning) over which they may arise	Pages 50 to 52
•Identifying and assessing our principal risks allows us to understand where we have the opportunities to deliver impact. With
opportunities identified, assessed and managed by functional-level and divisional teams.
Pages 50 to 52
		•Disclosures made on the cross-cutting nature of climate risks and how this can impact a broad range of principal risks	Pages 50 to 51 Pages 150 to 153
B.	Describe the impact of climate-related risks and opportunities on the organisation’s business, strategy and financial planning. (Companies Act 2006 – Sections 414CA and 414CB 2A (e))	•The Group’s financial statements consider the impact of climate- related risks on our financial position and performance, including consideration of the impact on expected credit losses in 2024	Page 150 to 151 Notes to financial statements Page 229 and page 283
		•Continued to embed climate risk into our financial planning process with financed emissions ambitions considered as part of the forecasting process	Page 60
•Embedded monitoring of sector targets, as reported in our Group climate transition plan, into the internal reporting process with the aim to support climate considerations forming part of the Group’s regular decision making
Page 60
C.
Describe the resilience
of the organisation’s
strategy, taking into
consideration different
climate-related
scenarios, including a
2°C or lower scenario.
(Companies Act 2006 –
Sections 414CA and
414CB 2A (f))
		•We have assessed the resilience of our lending and investment portfolio to climate risk based on sector exposure	Page 53
		•We have used climate scenario analysis to assess the impact on expected credit loss for climate-related physical and transition risk on our Retail and Commercial lending portfolio	Page 229
		•We have noted that our commercial lending exposure to sectors with increased impacts from climate risk is relatively low	Page 53 and pages 150 to 151
Governance
A.	Describe the Board’s oversight of climate related risks and opportunities. (Companies Act 2006 – Sections 414CA and 414CB 2A (a))	•Our governance structure provides clear oversight and ownership of the Group’s environmental sustainability strategy and management of risks and opportunities at the Board and executive levels	Pages 88 to 89
•The Board received nine specific updates on climate-related matters in 2024, including updates on our strategy, progress against targets and ambitions and  climate-related impacts on the four-year
forecast
Pages 88 to 89
B.	Describe management’s role in assessing and managing climate related risks and opportunities. (Companies Act 2006 – Sections 414CA and 414CB 2A (a))	•The Group Net Zero Committee provides direction and oversight of the Group’s environmental sustainability strategy including opportunities, supported by divisional governance	Page 88
		•The Group Risk Committee provides oversight of climate risk	Page 88
		•Key Committee oversight in 2024 included external sector updates, evolving regulatory environment and Group-wide framework to mitigating greenwashing risks	Page 89
Risk management
A.	Describe the organisation’s processes for identifying and assessing climate related risks. (Companies Act 2006 – Sections 414CA and 414CB 2A (b)
•The enterprise risk management framework supports the
identification and assessment of the Group’s material risks
(including climate which has been identified as a principal risk). Key climate-related risks have been identified at Group level across four themes: net zero; greenwashing; disclosures; inbound physical and transition risks
Pages 150 to 153
•The materiality of these risks has been assessed based on their potential impact on the Group, with scenario analysis outputs used to inform this in key areas

37	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued

B.	Describe the organisation’s processes for managing climate related risks. (Companies Act 2006 – Sections 414CA and 414CB 2A (b))
•We have identified four key areas of climate risk: net zero, disclosures, greenwashing and physical and transition risks; with management processes differing across the risk types
•We are continuing to embed consideration of climate risk within our existing risk management processes to mitigate the cross-cutting impacts of climate risk.
Pages 150 to 153
•We have developed some initial controls for managing these risks, although we expect to continue to enhance these as our understanding evolves
C.
Describe how processes
for identifying,
assessing, and managing
climate related risks are
integrated into the
organisation’s overall
risk management.
(Companies Act 2006 –
Sections 414CA and
414CB 2A (c))
		•Climate risk is embedded into our Enterprise Risk Management Framework, through consideration of climate risk as its own principal risk, and integration into other principal risks materially impacted	Pages 150 to 153
•The Group climate risk policy provides an overarching framework for the management of climate risks across the Group
Metrics and Targets
A.
Disclose the metrics
used by the organisation
to assess climate-
related risks and
opportunities in line
with its strategy and risk
management process
(Companies Act 2006 –
Sections 414CA and
414CB 2A (h))

•We monitor progress against our net zero ambitions and targets, including measures related to our financed emissions, own
operations emissions, supply chain emissions and sustainable finance and investment. We also monitor our progress in relation to our 10 NZBA sector targets
Page 54 to 59
		•To support us to achieve our ambitions and targets sustainability measures form part of the Group balance scorecard and Long-Term Incentive Plan	Pages 119 and 132
	TCFD supplemental guidance	•Our exposure to sectors with increased climate risk has been analysed, and used to set our bank emission ambition and Net Zero Banking Alliance (NZBA) sector targets	Listed in the additional details on our progress against our metrics and targets below
B.	Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks. (Companies Act 2006 – Sections 414CA and 414CB 2A (h))
•We have disclosed our Scope 3 emissions for our supply chain and financed emissions. We continue to develop our approach to
calculating our scope 3 emissions, in 2024 we have extended the scope of our disclosure to include sovereign debt and facilitated emissions.
Pages 54-59
		•Our Scope 1 and 2 emissions for own operations have been reported in line with Streamlined Energy Carbon Reporting requirements	Pages 59 to 60
TCFD supplemental guidance
•We calculate our operational emissions and supply chain emissions in line with the Greenhouse Gas Protocol.  Our scope 3 emissions and accounting principles are aligned to the Corporate Value Chain
(Scope 3) Accounting and Reporting Standard issued by the
Greenhouse Gas Protocol. Our financed emissions basis of reporting is designed in line with the industry standard for calculating emissions developed by the Partnership for Carbon Accounting
Financials
Page 59
C.	Describe the targets used by the organisation to manage climate‑related risks and opportunities and performance against targets. (Companies Act 2006 – Sections 414CA and 414CB 2A (g))	•We have defined sustainable financing and investment targets for our core business areas.	Pages 56 to 57
•We have set emissions ambitions across Own Operations, Supply
Chain, Bank Financed Emissions and Scottish Widows financed
emissions. With most of the ambitions supported by more detailed targets and pledges.
Pages 54 to 58
		•Further details on additional metrics used for monitoring purposes can be found in our risks and opportunities table	Pages 51 to 52

38	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Additional details on our progress against our metrics and targets that are not included on pages 45 to 60 of the Annual Report 2024 can be found below:
1) Bank lending to customers in environmentally significant sectors
A breakdown of our lending portfolio showing our exposure to sectors at increased environmental risk is detailed below:

Exposure to customers in environmentally significant sectors (£m)

Concentrations of exposure[1]	Sectors with increased climate risk[2]	31 December 2024 Lending[3]	31 December 2024 Off-BS[4]	31 December 2024 Total exposure	31 December 2024 Increased climate risk % of Group	31 December 2024 Nature priority sectors % of Group	31 December 2023 Lending[3]	31 December 2023 Off-BS[4]	31 December 2023 Total exposure	31 December 2023 Increased climate risk % of Group	31 December 2023 Nature priority sectors % of Group
Agriculture, forestry and fishing	Agriculture[5]	6,307	568	6,875			6,968	680	7,648		
	Fishing	15	4	19			58	3	61		
	Forestry	16	24	40			12	8	20		
	Total	**6,338**	**596**	**6,934**	**1.1%**	**1.1%**	**7,038**	**691**	**7,729**	**1.3%**	**1.3%**
Other construction	Housebuilders	1,016	1,521	2,537			993	1,484	2,477		
	Other construction	2,063	1,067	3,130			2,550	1,010	3,560		
	Total	**3,079**	**2,588**	**5,667**	**0.9%**	**0.9%**	**3,543**	**2,494**	**6,037**	**1.0%**	**1.0%**
Energy and water supply[6]	Utilities	4,216	4,517	8,733			2,964	5,389	8,353		
	Not assessed as increased risk	353	1,017	1,370			504	1,065	1,569		
	Total	**4,569**	**5,534**	**10,103**	**1.4%**	**1.5%**	**3,468**	**6,454**	**9,922**	**1.4%**	**1.4%**
Financial, business and other services	Automotive	65	628	693			574	506	1,080		
	Real estate	–	331	331			–	27	27		
	Not assessed as increased risk	36,859	30,722	67,581			34,538	29,026	63,564		
	Total	**36,924**	**31,681**	**68,605**	**0.2%**	**0.4%**	**35,112**	**29,559**	**64,671**	**0.2%**	**0.2%**
Manufacturing[7]	Automotive	924	1,769	2,693			711	2,556	3,267		
	Construction materials, chemicals and steel manufacture	158	219	377			324	203	527		
	Food manufacturing and wholesalers	897	797	1,694			1,019	739	1,758		
	General manufacturing	1,797	3,049	4,846			1,796	2,860	4,656		
	Oil and gas	1	25	26			1	27	28		
	Not assessed as increased risk	195	894	1,089			170	992	1,162		
	Total	**3,972**	**6,753**	**10,725**	**1.6%**	**1.1%**	**4,021**	**7,377**	**11,398**	**1.7%**	**1.3%**
Mining and quarrying	Oil and gas	125	491	616			240	1,180	1,420		
	Not assessed as increased risk	44	8	52			95	41	136		
	Total	**169**	**499**	**668**	**0.1%**	**0.1%**	**335**	**1,221**	**1,556**	**0.2%**	**0.3%**
Postal and telecommunications	Not assessed as increased risk	3,162	3,725	6,887			2,654	2,979	5,633		
	Total	**3,162**	**3,725**	**6,887**	**0.0%**	**0.0%**	**2,654**	**2,979**	**5,633**	**0.0%**	**0.0%**
Property companies[8]	Real estate[9]	19,252	6,157	25,409			20,904	7,637	28,541		
	Total	**19,252**	**6,157**	**25,409**	**4.1%**	**0.1%**	**20,904**	**7,637**	**28,541**	**4.8%**	**0.1%**
Transport, distribution and hotels[10]	Automotive	1,741	2,167	3,908			1,917	2,316	4,233		
	Industrial transport	864	885	1,749			1,118	780	1,898		
	Oil and gas	57	10	67			100	9	109		
	Passenger transport	531	1,421	1,952			449	972	1,421		
	Not assessed as increased risk	6,391	5,240	11,631			6,460	4,984	11,444		
	Total	**9,584**	**9,723**	**19,307**	**1.2%**	**1.6%**	**10,044**	**9,061**	**19,105**	**1.3%**	**1.6%**
Total non-personal		**87,049**	**67,256**	**154,305**	**10.6%**	**6.7%**	**87,119**	**67,473**	**154,592**	**11.9%**	**7.2%**
Personal (mortgages & other)[11]	Increased risk	331,001	18,251	349,252			323,777	13,626	337,403		
	Not assessed as increased risk	27,854	65,188	93,042			25,192	64,491	89,683		
	Total	**358,855**	**83,439**	**442,294**	**56.9%**	**0.0%**	**348,969**	**78,117**	**427,086**	**56.3%**	**0.0%**
Lease financing & hire purchase	Increased risk	17,144	530	17,674			17,374	578	17,952		
	Total	**17,144**	**530**	**17,674**	**2.9%**	**2.9%**	**17,374**	**578**	**17,952**	**3.0%**	**3.0%**
Total personal		**375,999**	**83,969**	**459,968**	**59.8%**	**2.9%**	**366,343**	**78,695**	**445,038**	**59.3%**	**3.0%**
Total		**463,048**	**151,225**	**614,273**	**70.4%**	**9.6%**	**453,462**	**146,168**	**599,630**	**71.1%**	**10.1%**
Subtotals	Increased climate risk	388,190	44,431	432,621	70.4%		383,849	42,590	426,429	71.1%	
	Nature priority sectors[12]	40,176	18,670	58,847		9.6%	40,156	20,673	60,829		10.1%
	Oil and gas	183	526	709	0.1%		341	1,216	1,557	0.3%	
	Automotive	2,730	4,564	7,294	1.2%		3,202	5,378	8,580	1.4%	
	Real estate	19,252	6,488	25,740	4.2%		20,904	7,664	28,568	4.8%

1Based on the standard European nomenclature of productive activities (NACE codes) as presented within the ‘Concentrations of Exposure’ table on page 61.
2Based on standard industrial classification (SIC) codes.
3Lending is based on total loans and advances to customers before allowance for impairment losses.
4 Off-BS (Off Balance Sheet) includes total commitments, guarantees and contingent liabilities.
5 Agriculture includes Scottish Widows loans held via securitisation.
6Energy and water supply nature priority sector as a percentage of the Group – this industry is also associated with waste management services which, whilst not associated with high climate risk, are associated with material impacts and dependencies on nature.
7Manufacturing nature priority sector as a percentage of the Group – unlike for climate, not all general manufacturing is associated with a nature priority sector.
8Property companies nature priority as a percentage of the Group – whilst the TNFD identifies real estate development as a priority sector for nature, the majority of our exposure is associated with real estate investment activities, and therefore this lending is not associated with a nature priority sector.
9Real estate includes social housing and loans held via securitisation.
10 Transport, distribution and hotels nature priority as a percentage of the Group – whilst not considered to be associated with high climate risk, some of our lending in this industry is associated with, for example, consumer services such as food and drink and retail sale of pharmaceuticals which are associated with nature priority sectors.
11Personal (mortgages and other) nature priority sector as a percentage of the Group – whilst climate risk considers the energy usage of homes associated with our personal mortgages as a key driver, from a nature perspective the direct influence of homeowners on the state of nature is considered to be low.
12Nature priority sectors are identified separately from increased climate risk.

39	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
2) Exposure to customers in sectors with increased climate risk (£m) – 31 December 2024
Analysis by IFRS 9 expected credit loss stage and maturity for lending made to sectors classified as being at increased climate risk can be found below:

		Increased risk lending by credit loss stage				Increased risk lending by maturity			
Concentrations of exposure	Sectors with increased climate risk	Stage 1	Stage 2	Stage 3	Total	< 1 year	1-5 years	> 5 years	Total
Agriculture, forestry and fishing	Agriculture	5,563	457	287	6,307	1,905	1,540	2,862	6,307
	Fishing	12	3	–	15	5	4	6	15
	Forestry	14	2	–	16	5	4	7	16
	Total	**5,589**	**462**	**287**	**6,338**	**1,915**	**1,548**	**2,875**	**6,338**
Other construction	Housebuilders	722	265	29	1,016	594	356	66	1,016
	Other construction	1,409	441	213	2,063	1,206	723	134	2,063
	Total	**2,131**	**706**	**242**	**3,079**	**1,800**	**1,079**	**200**	**3,079**
Energy and water supply	Utilities	3,969	169	78	4,216	2,162	1,721	333	4,216
	Total	**3,969**	**169**	**78**	**4,216**	**2,162**	**1,721**	**333**	**4,216**
Financial, business and other services	Automotive	51	13	1	65	37	24	4	65
	Total	**51**	**13**	**1**	**65**	**37**	**24**	**4**	**65**
Manufacturing	Automotive	918	6	–	924	553	306	65	924
	Construction materials, chemicals and steel manufacture	101	54	3	158	95	52	11	158
	Food manufacturing and wholesalers	857	35	5	897	537	297	63	897
	General manufacturing	1,541	185	71	1,797	1,075	595	127	1,797
	Oil and gas	–	1	–	1	1	–	–	1
	Total	**3,417**	**281**	**79**	**3,777**	**2,261**	**1,250**	**266**	**3,777**
Mining and quarrying	Oil and gas	121	4	–	125	64	51	10	125
	Total	**121**	**4**	**–**	**125**	**64**	**51**	**10**	**125**
Property companies	Real estate	17,696	1,143	413	19,252	9,317	7,742	2,193	19,252
	Total	**17,696**	**1,143**	**413**	**19,252**	**9,317**	**7,742**	**2,193**	**19,252**
Transport, distribution and hotels	Automotive	1,619	56	66	1,741	978	596	167	1,741
	Industrial transport	750	98	16	864	485	296	83	864
	Oil and gas	57	–	–	57	33	19	5	57
	Passenger transport	483	38	10	531	298	182	51	531
	Total	**2,909**	**192**	**92**	**3,193**	**1,794**	**1,093**	**306**	**3,193**
Total non-personal		**35,883**	**2,970**	**1,192**	**40,045**	**19,350**	**14,508**	**6,187**	**40,045**
Personal (mortgages & other)	In scope	287,798	36,757	6,446	331,001	14,789	54,359	261,853	331,001
	Total	**287,798**	**36,757**	**6,446**	**331,001**	**14,789**	**54,359**	**261,853**	**331,001**
Lease financing & hire purchase	In scope	14,422	2,592	130	17,144	5,399	11,337	408	17,144
	Total	**14,422**	**2,592**	**130**	**17,144**	**5,399**	**11,337**	**408**	**17,144**
Total personal		**302,220**	**39,349**	**6,576**	**348,145**	**20,188**	**65,696**	**262,261**	**348,145**
Total		**338,103**	**42,319**	**7,768**	**388,190**	**39,538**	**80,204**	**268,448**	**388,190**

1 Personal (mortgages and other) includes POCI (purchased or originated credit impaired) assets within underlying stages, with £0.8 billion in Stage 1, £3.3 billion in Stage 2 and £2.2 billion in Stage 3.

40	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Financed emissions reporting uses the latest available emissions factors, some of which lag behind the financial reporting period end. Emissions calculations are based on the Group's lending and investments position from the preceding year and for 2024 the period ended 31 December
2023 is used alongside the latest available emissions factors.
This applies to the sections titled: ‘3) Reconciliation of Group total asses to lending used for emissions calculations’; ‘4) Our Bank absolute financed emissions’; ‘5) Our bank facilitated emissions, PCAF data quality scores and intensity metrics’; ‘6) Bank sovereign debt financed emissions’; ‘7) Scottish Widows total financed emissions and carbon footprint’; and ‘8) Scottish Widows total financed sovereign bond emissions’.
3) Reconciliation of Group total assets to lending used for emissions calculations
Based on 2023 total Group assets of £881.5 billion, approximately £546.2 billion of assets (excluding pension and investment balances) are in scope of Partnership for Carbon Accounting Financials (PCAF) methodology. We have calculated emissions for 96 per cent of Bank assets in scope of PCAF.
Cash is represented in coverage as zero emissions, noting the PCAF standard does not have a methodology for cash. The table below shows the proportion of lending that is covered by NZBA Financed Emissions sector targets:

	Total 2023 £bn
Total assets	**881.5**
Insurance, Pensions and Investments[1]	(184.3)
Outside of PCAF scope[2]	(151.8)
Bank assets in scope	**545.4**
Zero emissions assets[3]	(80.8)
Bank sovereign debt[4]	(14.6)
Bank lending with financed emissions	**450.0**
Lending where emissions are not yet calculated[5]	(17.4)
Total lending where Bank financed emissions have been calculated	**432.6**

1 Pensions and investment balances are covered through Scottish Widows financed emissions ambition.
2Relates to financial lines and business areas that are not in scope of the PCAF standard.
3Relates to balances zero-emission balances (mainly cash).
4Reference is made to the section titled ‘6) Bank sovereign debt financed emissions’ on page 41 for approach to Bank sovereign debt.
5Relates to lending portfolio where emissions are yet to be calculated.

41	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
4) Our Bank absolute financed emissions
The table shows the Bank’s absolute financed emissions and the physical and economic intensity along with PCAF data quality scores.
Our Scope 3 financed emissions are calculated from the Scope 1 and 2 emissions generated from our investments or lending. Scope 3 (value chain) emissions are also calculated and reported separately. We continue to refine our estimates of financed emissions as we enhance our understanding, calculation methodologies and data. Further details on our calculation methodology can be found within the sustainability metrics basis of reporting 2024.
We recognise our role in the UK economy, and the opportunities it creates to support the transition of our most carbon-intensive sectors to meet our net zero ambitions. In supporting the transition through direct financing our financed emissions may increase on a temporary basis. In the long-term we expect that supporting the transition of our high carbon sector clients will reduce our financed emissions.

	2023									2022					2018				
	Financed emissions ($MtCO_2e$)									Financed emissions ($MtCO_2e$)					Financed emissions ($MtCO_2e$)				
NZBA sector	Scope 1	PCAF data quality score	Scope 2	PCAF data quality score	Total scope 1 and 2	PCAF data quality score	Scope 3	PCAF data quality score	Physical emissions intensity	Total scope 1 and 2	PCAF data quality score	Scope 3	PCAF data quality score	Physical emissions intensity	Total scope 1 and 2	PCAF data quality score	Scope 3	PCAF data quality score	Physical emissions intensity
Greening the built environment																			
UK mortgages	4.1	3.4	0.6	3.4	4.7	3.4	–	–	$43kgCO_2e/m^2$	5.1	3.4	–	–	$44kgCO_2e/m^2$	–	–	–	–	–
C&RRE	0.4	4.5	0.3	4.5	0.7	4.5	–	–	$38kgCO_2e/m^2$	0.7	4.5	–	–	$39kgCO_2e/m^2$	–	–	–	–	–
Low carbon transport																			
Retail motor	2.2	2.2	0.2	2.7	2.4	2.3	–	–	$135gCO_2e/km$ (cars) & $190gCO_2e/km$ (LCVs)	2.4	2.2	–	–	$143gCO_2e/km$ (cars) & $190gCO_2e/km$ (LCVs)	3.7⊛	2.1⊛			$150gCO_2e/km$ (cars) & $198gCO_2e/km$ (LCVs)
Road passenger transport	0.1	2.1	0.0	2.1	0.1	2.1	0.0	2.1	$130gCO_2e/pkm$	0.2	2.1	0.1	2.1	$129gCO_2e/pkm$	–	–	–	–	–
Automotive (OEMs)	0.1	2.0	0.1	2.0	0.2	2.0	13.2	2.0	$259gCO_2e/vkm$	0.2	2.0	13.0	2.0	$303gCO_2e/vkm$	–	–	–	–	–
Aviation	0.1	2.0	0.0	2.0	0.1	2.0	0.0	2.0	$904gCO_2/rtk$	0.4	2.0	0.1	2.0	$977gCO_2/rtk$	–	–	–	–	–
Sustainable farming and food																			
Agriculture	5.7	4.7	0.2	4.7	5.9	4.7	–	–	–	6.2	4.7	–	–	–	–	–	–	–	–
Energy transition																			
Oil and gas	0.2	2.2	0.0	2.2	0.2	2.2	1.8	2.4	–	0.3	3.6	2.4	3.7	–	–	–	–	–	–
Power generation	0.1	3.0	0.0	2.0	0.1	3.0	–	–	$54gCO_2e/kWh$	0.2	3.0	–	–	$120gCO_2e/kWh$	–	–	–	–	–
Bank financed emissions with NZBA target	**13.0**	**3.3**	**1.4**	**3.4**	**14.4**	**3.4**	**15.0**	**2.0**		**15.7**	**3.4**	**15.6**	**2.2**		**3.7**	**2.1**	–	–	–
Consumer Lending without NZBA targets[3]	0.2	3.8	0.0	4.0	0.2	3.8	–	–		0.2	3.8	–	–		6.9	3.9	–	–	–
Commercial Banking without NZBA targets[4]	4.0	4.2	1.1	4.2	5.1	4.2	46.3	5.0		5.8	4.1	46.7	5.0		19.1	4.3	–	–	–
Total Bank financed emissions	**17.2**	**3.5**	**2.5**	**3.5**	**19.7**	**3.5**	**61.3**	**4.6**		**21.7**	**3.5**	**62.3**	**4.7**		**29.7**	**3.9**	–	–	–

1Our 2018 baseline year was restated from 29.6 MtCO2e to 29.7 MtCO2e and 2022 comparative year restated from 22.0 MtCO2e to 21.7 MtCO2e. These restatements are due to methodology changes and improving client data impacting C&RRE, Road passenger transport, Automotive (OEMs), Aviation, Agriculture and Oil and gas.
2 The Bank’s scope 3 emissions are made up of the scope 1, 2 and 3 emissions of the customers we lend to. PCAF allows for a phasing in of disclosure for customers’ scope 3 emissions.
3 Consumer lending without NZBA targets relates to Retail motor vehicles outside of the Cars & LCVs NZBA targets and 2018 includes UK mortgages prior to setting an NZBA target.
4 Commercial Banking without NZBA targets, reflects scope 3 for all sectors without an NZBA scope 3 target, in line with PCAF guidance. This disclosure is limited to scope 3 upstream emissions due to PCAF scope 3 emission factors only covering upstream.
5) Our Bank facilitated emissions, PCAF data quality scores and intensity metrics
The table shows the Bank’s facilitated emissions and the physical and economic intensity along with PCAF data quality scores. This includes primary bond and syndicated loan issuances. Facilitated emissions differ from financed emissions in that they are not typically held on balance sheet, and the capital exposure is temporary.
1Our primary green bond issuances are included separately and we have attributed full emissions weightings (33 per cent and 100 per cent of our total bookrunner apportionment).

42	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
6) Bank sovereign debt financed emissions
Following the issuance by PCAF of sovereign debt methodology, we have calculated and reported financed emissions on our sovereign bond portfolio for the first time this year. These bonds are held as part of the bank’s liquidity portfolio. As the balances can vary significantly over time and there is limited potential to influence the emissions of the issuing nations, these emissions are not included as part of the Bank financed emissions baseline or ambition. Estimated emissions for the period ended 31 December 2023 is 1.9 MtCO2e.
7) Scottish Widows total financed emissions and carbon footprint
Our 2023 carbon footprint was 64.7 tCO2e/£m, down from our 2019 baseline of 116.1 tCO2e/£m. The carbon footprint has continued to decline from 2019 to 2023. Whilst investee company emissions have declined, most notably in 2020 because of reduced production and energy usage during the Covid pandemic, company market values have increased by more in 2023 which has led to a further reduction in the footprint.
Note the Assets Under Management (AUM) of £180.8 billion at year-end 2023 represents the total assets in scope of our headline net zero target.
1Emissions per £1 million invested is calculated using the market value of equity + book value of debt investment rather than the AUM in the table where assets are quoted at market value. The market value of equity + book value of debt equivalent total is £150.5 billion for 2023 (2022: £131.5 billion). Note: coverage for weighted average carbon intensity may be lower than for carbon footprint due to lack of revenue data on certain asset types.
2 Weighted average carbon intensity expresses the portfolio’s financed emissions per unit of sales revenue of the investee companies.
8) Scottish Widows total financed sovereign bond emissions
1Emissions per £1 million invested is calculated using the book value of debt investment rather than the AUM in the table where assets are quoted at market value. The book value of debt equivalent total is £14.0 billion for 2023.
Governmental policies
For information regarding the effects of governmental policies and factors on the Group's operating results, please see the section titled
"Regulatory and Legal Risks" under Item 3.D - "Risk Factors" and the section titled "Regulation" under Item 4.B - "Business Overview".
Risk management
Included in the sections incorporated by reference below are disclosures marked as audited. Such disclosures marked as audited form part of the audited consolidated financial statements included in Item 18.
•“Risk management” on pages 138 to 143 of the Annual Report 2024 (tagged);
•“Capital risk” on pages 144 to 145 and pages 147 to 150 of the Annual Report 2024 (tagged);
•“Capital returns” and “Minimum requirement for own funds and eligible liabilities (MREL)” on page 146 of the Annual Report 2024 (tagged);
•“Climate risk” on pages 150 to 153 of the Annual Report 2024 (tagged);
•“Compliance risk” on page 154 of the Annual Report 2024 (tagged);
•“Conduct risk” on pages 154 to 155 of the Annual Report 2024 (tagged);
•“Economic crime risk” on page 181 of the Annual Report 2024 (tagged);
•“Insurance underwriting risk” on page 182 of the Annual Report 2024 (tagged);
•“Liquidity risk” on pages 183 to 189 of the Annual Report 2024 (tagged);
•“Market risk” on pages 190 to 195 of the Annual Report 2024 (tagged);
•“Model risk” on page 195 of the Annual Report 2024 (tagged); and
•“Operational risk” on pages 196 to 198 of the Annual Report 2024 (tagged);

43	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Credit risk
Definition
Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-
balance sheet).
Level two  risks
Retail credit (page 47), Commercial credit (page 48)
Exposures
The principal sources of credit risk within the Group arise from loans and advances, contingent liabilities, commitments and debt securities to customers, financial institutions and sovereigns.
Credit risk arises from;
•Loans and advances (for example mortgages, term loans and overdrafts) and commitments or guarantees (for example credit instruments):
The Group can experience potential losses from both amounts advanced and commitments to extend credit to a customer or a bank
•Debt securities and derivatives. The potential financial loss to the Group as a result of a counterparty defaulting on its obligations
•Leasing arrangements where the Group is the lessor. “Note 2(J): Accounting policies (Leases)” on pages 223 to 224 of the Annual Report
2024 (tagged) provides details on the Group’s approach to the treatment of leases
Credit risk exposures in the Insurance, Pensions and Investments division relate mostly to bond and loan assets which, together with some related swaps, are used to fund annuity commitments within shareholder funds; plus balances held in liquidity funds to manage Insurance division’s liquidity requirements, and exposure to reinsurers.
The investments held in the Group’s defined benefit pension schemes also expose the Group to credit risk. “Note 12: Retirement benefit obligations” on pages 248 to 253 of the Annual Report 2024 (tagged) provides further information on the defined benefit pension schemes’
assets and liabilities.
Loans and advances, contingent liabilities, commitments, debt securities and derivatives also expose the Group to refinance risk. Refinance risk is the possibility that an outstanding exposure cannot be repaid at its contractual maturity date. If the Group does not wish to refinance the exposure then there is refinance risk if the obligor is unable to repay by securing alternative finance.
The maximum credit risk exposure of the Group in the event of other parties failing to perform their obligations is considered to be the balance sheet carrying amount or, for non-derivative off-balance sheet transactions and financial guarantees, their contractual nominal amounts (not taking into account any collateral held).
Further details can be seen in “Note 16: Measurement basis of financial assets and liabilities"on pages 258 to 259 of the Annual Report 2024 (tagged)
and “Note 38: Contingent liabilities, commitments and guarantees” on pages 297 to 298 of the Annual Report 2024 (tagged).
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
The Group is strengthening its ability to manage climate-related risks and opportunities recognising the impact of climate change on credit risk.
Stress testing and scenario analysis are used to estimate impairment losses and capital demand forecasts for both regulatory and internal purposes and to assist in the formulation and calibration of credit risk appetite, where appropriate.
The Risk function also tests the effectiveness of credit risk management and internal credit risk controls. This includes ensuring that the control and monitoring of higher risk and vulnerable portfolios and sectors is appropriate and confirming that appropriate loss allowances for impairment are in place. Output from these reviews helps to inform credit risk appetite, credit policy and portfolio mandates.
As the third line of defence, Group Internal Audit undertakes regular risk-based reviews to assess the effectiveness of credit risk management and controls.
Mitigating actions
The Group uses a range of approaches to mitigate credit risk.
Prudent credit principles, risk policies and appetite statements: The independent Risk function sets out the credit principles, credit risk policies and credit risk appetite statements.
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
Credit principles, risk policies and appetite statements are subject to regular review and governance, with any changes subject to an approval process. Risk teams monitor credit performance trends and the outlook. Risk teams also test the adequacy of and adherence to credit risk policies and processes throughout the Group. This includes tracking portfolio performance against an agreed set of credit risk appetite tolerances.

44	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Robust models and controls: Refer to section “Model risk” on page 195 of the Annual Report 2024.
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
Defined country risk management framework: the Group sets a broad maximum country risk appetite. Risk-based appetite for all countries is set within the independent Risk function, taking into account economic, financial, political and social factors as well as the approved business and strategic plans of the Group.
Specialist expertise: credit quality is managed and controlled by a number of specialist units within the business and Risk function, which provide for example: intensive management and control; security perfection; maintenance of customer and facility records; expertise in documentation for lending and associated products; sector-specific expertise; and legal services applicable to the particular market segments and product ranges offered by the Group.
Stress testing: the Group’s credit portfolios are subject to regular stress testing, including Group-led PRA and other regulatory stress tests focusing on individual divisions and portfolios. For further information see pages 142 to 143 of the Annual Report 2024 (tagged).
Frequent and robust credit risk assurance: An independent function within the Risk function provides oversight that credit risk is effectively managed and to ensure appropriate controls are in place and being adhered to. Group Audit conducts assurance on the effectiveness of credit risk management.
Collateral
The principal types of acceptable collateral include: residential and commercial properties; charges over business assets such as inventory and accounts receivable; financial instruments such as debt securities; vehicles; cash; and guarantees received from third parties.
The Group maintains appetite parameters on the acceptability of specific classes of collateral.
For non-mortgage retail lending to small businesses, collateral may include second charges over residential property and the assignment of life cover.
Collateral held as security for financial assets other than loans and advances is determined by the nature of the underlying exposure. Debt securities, including treasury and other bills, are generally unsecured, with the exception of asset-backed securities and similar instruments such as covered bonds, which are secured by portfolios of financial assets. Collateral is generally not held against loans and advances to financial institutions and debt securities. Debt securities are classified as financial assets held at amortised cost.
Securities are held as part of reverse repurchase or securities borrowing transactions or where a collateral agreement has been entered into under a master netting agreement. Derivative transactions with financial institutions are typically collateralised under a Credit Support Annex
(CSA) in conjunction with the International Swaps and Derivatives Association (ISDA) Master Agreement. Derivative transactions with non-
financial customers are not usually supported by a CSA.
Collateral requirements at origination depend on the transaction’s nature and the borrower’s credit quality, size and structure. For non-retail exposures, the Group may seek:
•A first charge over land and buildings owned and occupied by the business
•A debenture over the assets of a company or limited liability partnerships
•Limited personal guarantees from directors of a company or limited liability partnership
•Key man insurance
The Group has policies on acceptable collateral valuations, maximum loan-to-value (LTV) ratios, and other criteria for application reviews. The customer must demonstrate its ability to generate funds from normal operations to repay a customer or counterparty’s financial commitments, rather than relying on the disposal of collateral.
Although lending decisions are primarily based on expected cash flows, any collateral provided may impact the pricing and other terms of a loan or facility granted. This will have a financial impact on the amount of net interest income recognised and on internal loss given default estimates that contribute to the determination of asset quality and returns.
The Group requires collateral to be valued by a qualified, independent source at the time of borrowing, where appropriate. For retail residential mortgages, automated valuation models may be used, subject to accuracy and LTV limits. Third party valuations are regularly monitored and reviewed.
Collateral values are reviewed based on lending type, collateral and account performance to ensure they remain appropriate. If collateral value declines, the Group may seek additional collateral or amend facility terms. The Group adjusts estimated market values to take account of the costs of realisation and any discount associated with the realisation of the collateral when estimating credit losses.
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
The Group seeks to avoid correlation or wrong-way risk where possible. Under the Group’s repurchase (repo) policy, the issuer of the collateral and the repo counterparty should be neither the same nor connected. The same rule applies for derivatives. The Risk function has the necessary discretion to extend this rule to other cases where there is significant correlation. Countries with a rating equivalent to AA- or better may be considered to have no adverse correlation between the counterparty domiciled in that country and the country of risk (issuer of securities).
The Group’s credit risk disclosures for unimpaired other retail lending show assets gross of collateral and therefore disclose the maximum loss exposure.

During the year, £285 million of collateral was repossessed (2023: £229 million), consisting primarily of residential property.

45	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
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
Buy-to-let mortgages within Retail are limited to a maximum loan size of £2,000,000 and 80 per cent LTV for a single property. Buy-to-let applications must pass a minimum rental cover ratio of 125 per cent under stressed interest rates, after applicable tax liabilities. Portfolio landlords (customers with four or more mortgaged buy-to-let properties) are subject to additional controls including evaluation of overall portfolio resilience.
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
The Group generally does not take physical possession of properties or other assets held as collateral and uses external agents to realise the value as soon as practicable, generally at auction, to settle indebtedness. Any surplus funds are returned to the borrower or are otherwise dealt with in accordance with appropriate insolvency regulations. In certain circumstances the Group takes physical possession of assets held as collateral against commercial lending. In such cases, the assets are carried on the Group’s balance sheet and are classified according to the Group’s accounting policies.
Additional mitigation for Commercial Banking customers
Individual credit assessment and independent sanction of customer and bank limits: with the exception of small exposures to small to medium-sized enterprises (SME) customers where certain relationship managers have limited delegated credit approval authority, credit risk in commercial customer portfolios is subject to approval by the independent Risk function, which considers the strengths and weaknesses of individual transactions, the balance of risk and reward, and how credit risk aligns to risk appetite.
Exposure to individual counterparties, groups of counterparties or customer risk segments is controlled through a tiered hierarchy of credit authority delegations and risk-based credit limit guidances per client group for larger exposures. Approval requirements for each decision are based on a number of factors including, but not limited to, the transaction amount, the customer’s aggregate facilities, any risk mitigation in place, credit policy, risk appetite, credit risk ratings and the nature and term of the risk. The Group’s credit risk appetite criteria for counterparty and customer loan underwriting is generally the same as that for loans intended to be held to maturity. All hard loan/bond underwriting must be approved by the Risk function. A pre-approved credit matrix may be used for ‘best efforts’ underwriting.
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
Monitoring
In conjunction with the Risk function, businesses identify and define portfolios of credit and related risk exposures and the key behaviours and characteristics by which those portfolios are managed and monitored. This entails the production and analysis of regular portfolio monitoring reports for review by senior management. The Risk function in turn produces an aggregated view of credit risk across the Group, including reports on material credit exposures, concentrations, concerns and other management information, which is presented to senior officers, divisional credit risk forums, business unit committees and forums, Group Risk Committee and the Board Risk Committee.

46	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Models
The performance of all models used in credit risk is monitored in line with the Group’s model governance framework – refer to the section titled
“Model risk” on page 195 of the Annual Report 2024.
Intensive care of customers in financial difficulty
The Group operates a number of solutions to assist borrowers who are experiencing financial distress. The material elements of these solutions through which the Group has granted a concession, whether temporarily or permanently, are set out below.
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
The Group’s treatment of loan renegotiations is included in the impairment policy in “Note 2(H): Accounting policies (Impairment of financial assets)” on pages 222 to 223 of the Annual Report 2024 (tagged).
Customers receiving support from Government sponsored programmes
To assist customers in financial distress, the Group participates in Government sponsored programmes for households, including the Income
Support for Mortgage Interest programme, under which the government pays the Group all or part of the interest on the mortgage on behalf of the customer. This is provided as a government loan which the customer must repay.
The Group credit risk portfolio in 2024
Overview
The Group’s portfolios are well positioned to benefit from an improved, but still challenging macroeconomic environment. The Group maintains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria including evidence of affordability and robust LTVs in the secured portfolios.
Asset quality remains strong with improved credit performance in the year. In UK mortgages and unsecured portfolios, reductions in new to arrears and flows to default have been observed in 2024. Securitisations of primarily legacy Retail mortgages, totalling £2.0 billion of gross loans and advances to customers, during the second and fourth quarter will help mitigate credit risks in higher risk assets. Credit quality remains broadly stable and resilient in Commercial Banking. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
The impairment charge in 2024 was £431 million, increasing from a charge of £303 million in 2023 which benefitted from a significant write-
back following the full repayment of debt from a single name client. The 2024 charge included a higher credit from improvements in the Group’s macroeconomic outlook in the year.
The Group’s probability-weighted total ECL allowance decreased in the year to £3,481 million (31 December 2023: £4,084 million).
Group Stage 2 loans and advances to customers decreased to £44,765 million (31 December 2023: £53,167 million) and as a percentage of total lending to 9.7 per cent (31 December 2023: 11.7 per cent). The movement includes a redevelopment of the IFRS 9 staging approach and criteria for UK mortgages which increased Stage 2 assets, introduced alongside the adoption of a new ECL model, which together are more than offset by the transfer of assets from Stage 2 to Stage 1 as a result of improvements in the Group’s macroeconomic outlook. Of the total Group Stage 2 loans and advances to customers, 93.0 per cent are up to date (31 December 2023: 92.5 per cent). Stage 2 coverage reduced slightly to 2.9 per cent (31 December 2023: 3.1 per cent).
Stage 3 loans and advances to customers decreased to £6,716 million (31 December 2023: £7,147 million), and as a percentage of total lending to
1.5 per cent (31 December 2023: 1.6 per cent), as a result of improved credit performance in addition to the securitisation of primarily legacy accounts within UK mortgages. The lower proportion of UK mortgages in Stage 3 led to an increase in Group Stage 3 coverage to 16.5 per cent
(31 December 2023: 15.9 per cent).
Prudent risk appetite and risk management
•The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite with robust oversight, particularly in response to recent external events. Risk appetite is in line with the Group’s strategy, and helps support customers during continued economic uncertainties in both global and domestic markets
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, including but not restricted to embracing the standards outlined in the Mortgage Charter

47	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Retail credit performance
•The Retail portfolio has remained resilient and well positioned. Consumers have adjusted to a higher rate environment, leading to a reduction in arrears over the year
•Robust risk management remains in place, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach
•In 2024, reductions in new to arrears and flow to default have been observed across UK mortgages and the unsecured portfolios
•In UK Motor Finance, new to arrears have slightly increased, returning to pre-COVID-19 levels. Flows to default have also increased, largely driven by a rise in Voluntary Terminations (VT) as used car prices have fallen from their historic highs during the pandemic
•Lending strategies are under continuous review and have been proactively managed and calibrated to the latest macroeconomic outlook, with actions taken to enhance both living and housing cost assumptions in affordability assessments
•The Retail impairment charge in 2024 was £457 million, lower than the charge of £831 million for 2023. This was due to a combination of improvements in the Group’s macroeconomic outlook, notably from improved house price growth, driving a £332 million credit compared to a £233 million credit in 2023, alongside improvements in UK mortgages credit performance, one-off benefits from the release of judgemental adjustments for inflation risk and debt sale write backs
•For UK mortgages, a redevelopment of the IFRS 9 staging approach and criteria has been introduced alongside the adoption of a new ECL model. At 31 December 2024, the significant increase in credit risk (SICR) quantitative trigger to transfer accounts from Stage 1 to Stage 2 is defined as a doubling of an account’s PD since origination. IFRS 9 staging rules and triggers for other Retail portfolios are the same as at
31 December 2023. Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) is lower at 0.7 per cent
(31 December 2023: 0.8 per cent)
•Improvements in the Group’s macroeconomic outlook primarily in the first half of 2024, combined with improved credit performance have reduced Stage 2 loans and advances to 10.6 per cent of the Retail portfolio (31 December 2023: 12.4 per cent), of which 93.0 per cent are up to date loans (31 December 2023: 92.4 per cent). Stage 2 ECL coverage also reduced slightly to 2.4 per cent (31 December 2023: 2.6 per cent)
•Reductions within UK mortgages, as a result of improved credit performance in addition to securitisation activity resulted in a decrease in
Retail Stage 3 loans and advances to 1.3 per cent of total loans and advances (31 December 2023: 1.4 per cent)
•Retail Stage 3 ECL coverage increased slightly to 14.3 per cent (31 December 2023: 14.1 per cent) as a result of a lower proportion of UK mortgages, which typically require lower coverage compared to other Retail products due to security, and higher Stage 3 ECL coverage for unsecured products following debt sale activity, which has reduced recoveries balances reported at net realisable value
UK mortgages
•The UK mortgages portfolio increased to £313.1 billion (31 December 2023: £307.3 billion), net of the impact of the securitisation of primarily legacy Retail mortgages, totalling £2.0 billion of gross loans and advances to customers, in the second and fourth quarters. Growth was largely driven by strong application volumes in the first half of the year
•The UK mortgages portfolio is well positioned with low arrears and a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio in recent years using robust affordability and credit controls, while the balances of higher risk legacy vintages have continued to reduce
•New to arrears in the UK mortgages portfolio have reduced in 2024. The Group continues to proactively monitor existing mortgage customers as they reach the end of fixed rate deals with customers’ behaviour remaining stable
•The impairment credit of £194 million in 2024 increased, compared to a credit of £51 million for 2023, due to improvements in the economic outlook and stronger credit performance
•Stage 2 loans and advances have reduced following improvements to both the Group’s macroeconomic outlook and observed performance, which more than offset the redevelopment of the IFRS 9 staging approach and criteria following adoption of a new ECL model. At 31
December 2024, the significant increase in credit risk (SICR) quantitative trigger to transfer accounts from Stage 1 to Stage 2 is defined as a doubling of an account’s PD since origination
•Stage 3 loans and advances have reduced due to improved credit performance and securitisation activity over 2024, which also reduces total
ECL. Improvements to the macroeconomic outlook result in a reduction in Stage 3 ECL coverage
Credit cards
•Credit card balances increased to £16.2 billion (2023: £15.8 billion), due to higher demand for new cards and increased spend
•The credit card portfolio is a prime book. New to arrears have reduced in 2024 and repayment rates remained strong
•The impairment charge of £270 million for 2024 is lower than the charge of £457 million in 2023 due to improvements in the Group’s macroeconomic outlook, in combination with the release of ECL judgemental adjustments raised to cover the risk of increased defaults from high inflation and cost-of-living pressures, given continued resilient portfolio performance. Total ECL coverage also reduced as a result
•Improvements in the macroeconomic outlook also result in a reduction in Stage 2 loans and advances, and Stage 2 ECL coverage
•Resilient observed arrears and default performance has also resulted in lower Stage 3 loans and advances. Stage 3 ECL coverage was higher at 50.2 per cent (2023: 45.8 per cent) following debt sale activity
UK unsecured loans and overdrafts
•UK unsecured loans and overdraft balances increased to £10.7 billion (2023: £8.5 billion) driven by organic balance growth and lower repayments following a securitisation in the fourth quarter of 2023
•Impairment charge of £272 million for 2024 is slightly higher than the charge of £251 million for 2023, largely in overdrafts where one-off benefits in the prior year have not repeated
•Improvements in the macroeconomic outlook and release of inflation judgements reduce total ECL and coverage. Stage 3 ECL coverage increased following debt sale activity
UK Motor Finance
•The UK Motor Finance portfolio increased in 2024 to £16.4 billion (31 December 2023: £15.7 billion)
•Updates to Residual Value (RV) and Voluntary Termination (VT) provisions held against Personal Contract Purchase (PCP) and Hire Purchase
(HP) lending are included within ECL and the impairment charge. A combination of more stable used car prices in the second half of the year, as well as utilisation of existing judgement within this item results in a small decrease to £178 million as at 31 December 2024 (31 December
2023: £187 million)
•The impairment charge of £116 million for 2024 is lower than the charge of £169 million for 2023 as RV provisions decreased slightly year on year
Other
•Other loans and advances increased to £18.0 billion (31 December 2023: £16.6 billion), largely driven by the European business
•Stage 3 loans and advances remained broadly stable at 0.8 per cent of total loans and advances (31 December 2023: 0.9 per cent)
•There was an impairment credit of £7 million in 2024, compared to a £5 million charge in 2023

48	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Commercial Banking credit performance
Portfolio overview
•The Commercial portfolio credit quality remains broadly stable and resilient, benefitting from a focused approach to credit underwriting and monitoring standards and proactively managing exposures to higher risk and cyclical sectors
•Credit strategies and policy remains robust, and within our credit risk appetite tolerances. The Group remains cognisant of the continued
relatively elevated interest rate environment especially in, but not limited to, sectors reliant upon consumer discretionary spend. Risks include reduced asset valuation and refinancing risk, a reduction in market liquidity impacting credit supply and pressure on both household discretionary spending and business margins
•The Group continues to review segments of our portfolios as appropriate, ensuring our credit strategies, appetite, sensitivities and mitigation action plans are up-to-date and suitable for rapid action in response to both risks and opportunities, whilst supporting clients in the right way and ensuring the Group is protected. Credit Playbooks are in place to cover a number of potential credit downside scenarios and these are regularly reassessed and updated. Early warning indicators and risk appetite metrics are in place to ensure the Group tracks and takes action, where appropriate, including credit risk mitigation
•The Group continues to provide early support to customers in difficulty through focused risk management via its Watchlist and Business
Support framework. The Group also balances prudent risk appetite with ensuring support for financially viable clients
Impairments
•Impairment credit of £14 million, reduced from the prior year which included a significant one-off write-back. The credit in 2024 reflected strong asset quality, a one-off release from model loss rates and updated economic scenarios. The charge on new and existing Stage 3 clients remains low
•Customer related ECL allowances decreased in the year to £985 million at 31 December 2024 (31 December 2023: £1,165 million), driven by the one-off release in Commercial Banking from loss rates used in the impairment model in the first half of the year
•Stage 2 loans and advances decreased to £5,168 million (31 December 2023: £7,987 million), largely as a result of improvements in the
Group’s macroeconomic outlook, with 93.2 per cent of Stage 2 balances up to date (31 December 2023: 92.8 per cent). Stage 2 as a proportion of total loans and advances to customers decreased to 5.8 per cent (31 December 2023: 8.9 per cent). Stage 2 ECL coverage was higher at 6.1 per cent (31 December 2023: 5.6 per cent), with the increase in coverage largely as a result of a reduction in Stage 2 balances
•Stage 3 loans and advances decreased to £1,839 million (31 December 2023: £2,068 million) and as a proportion of total loans and advances to customers, reduced to 2.1 per cent (31 December 2023: 2.3 per cent). Stage 3 ECL coverage increased to 22.6 per cent (31 December 2023:
20.3 per cent)

49	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Total Group assets
Impairment charge (credit) by division

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Other £m	Undrawn balances £m	2024 £m	2023 £m

UK mortgages	(188)	–	–	–	–	(6)	(194)	(51)
Credit cards	286	–	–	–	–	(16)	270	457
UK unsecured loans and overdrafts	264	–	–	–	–	8	272	251
UK Motor Finance	115	–	–	–	–	1	116	169
Other	(7)	–	–	–	–	–	(7)	5
Retail	470	–	–	–	–	(13)	457	831
Business and Commercial Banking	47	–	–	–	–	–	47	114
Corporate and Institutional Banking	(10)	(7)	(6)	–	–	(38)	(61)	(625)
Commercial Banking	37	(7)	(6)	–	–	(38)	(14)	(511)
Insurance, Pensions and Investments	–	–	–	–	(9)	–	(9)	(12)
Equity Investments and Central Items	–	–	–	(3)	–	–	(3)	(5)
Total impairment charge (credit)	507	(7)	(6)	(3)	(9)	(51)	431	303
Total expected credit loss allowance

	At 31 Dec 2024 £m	At 31 Dec 2023 £m
Customer related balances
Drawn	3,191	3,717
Undrawn	270	322
	3,461	4,039
Loans and advances to banks	1	8
Debt securities	4	11
Other assets	15	26
Total expected credit loss allowance	3,481	4,084

50	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Movements in total expected credit loss allowance

	Opening ECL at 31 Dec 2023 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2024 £m

UK mortgages[2]	1,115	(69)	(194)	(263)	852
Credit cards	810	(406)	270	(136)	674
UK unsecured loans and overdrafts	515	(264)	272	8	523
UK Motor Finance	342	(98)	116	18	360
Other	88	(14)	(7)	(21)	67
Retail	2,870	(851)	457	(394)	2,476
Business and Commercial Banking	538	(100)	47	(53)	485
Corporate and Institutional Banking	644	(79)	(61)	(140)	504
Commercial Banking	1,182	(179)	(14)	(193)	989
Insurance, Pensions and Investments	26	(2)	(9)	(11)	15
Equity Investments and Central Items	6	(2)	(3)	(5)	1
Total[3]	4,084	(1,034)	431	(603)	3,481

1Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2Includes £53 million within write-offs and other relating to the securitisation of primarily legacy Retail mortgages, totalling £2.0 billion of gross loans and advances to customers.
3Total ECL includes £20 million relating to other non-customer-related assets (31 December 2023: £45 million).
Total expected credit loss allowance sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. Consistent with prior years, the base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent.
The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-
weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift on a statutory basis being £445 million compared to £678 million at 31 December 2023.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	852	345	567	1,064	2,596
Credit cards	674	518	641	773	945
Other Retail	950	843	923	1,010	1,172
Commercial Banking	989	745	889	1,125	1,608
Other	16	16	16	16	17
At 31 December 2024	3,481	2,467	3,036	3,988	6,338

UK mortgages	1,115	395	670	1,155	4,485
Credit cards	810	600	771	918	1,235
Other Retail	945	850	920	981	1,200
Commercial Banking	1,182	793	1,013	1,383	2,250
Other	32	32	32	32	32
At 31 December 2023	4,084	2,670	3,406	4,469	9,202

51	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
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
•Stage 3 assets have either defaulted or are otherwise considered to be credit-impaired. These assets carry a lifetime expected credit loss.
•Purchased or originated credit-impaired assets (POCI) are those that have been originated or acquired in a credit-impaired state. This includes within the definition of credit-impaired the purchase of a financial asset at a deep discount that reflects impaired credit losses.
Loans and advances to customers and expected credit loss allowance

At 31 December 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %

Loans and advances to customers
UK mortgages	269,760	32,995	4,166	6,207	313,128	10.5	1.3
Credit cards	13,534	2,441	265	–	16,240	15.0	1.6
UK unsecured loans and overdrafts	9,314	1,247	175	–	10,736	11.6	1.6
UK Motor Finance	13,897	2,398	124	–	16,419	14.6	0.8
Other	17,373	516	147	–	18,036	2.9	0.8
Retail	323,878	39,597	4,877	6,207	374,559	10.6	1.3
Business and Commercial Banking	25,785	3,172	1,197	–	30,154	10.5	4.0
Corporate and Institutional Banking	55,692	1,996	642	–	58,330	3.4	1.1
Commercial Banking	81,477	5,168	1,839	–	88,484	5.8	2.1
Equity Investments and Central Items[1]	5	–	–	–	5	–	–
Total gross lending	405,360	44,765	6,716	6,207	463,048	9.7	1.5

Customer related ECL allowance (drawn and undrawn)
UK mortgages	55	275	335	187	852
Credit cards	210	331	133	–	674
UK unsecured loans and overdrafts	170	235	118	–	523
UK Motor Finance[2]	173	115	72	–	360
Other	16	14	37	–	67
Retail	624	970	695	187	2,476
Business and Commercial Banking	132	187	166	–	485
Corporate and Institutional Banking	122	129	249	–	500
Commercial Banking	254	316	415	–	985
Equity Investments and Central Items	–	–	–	–	–
Total	878	1,286	1,110	187	3,461

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	–	0.8	8.0	3.0	0.3
Credit cards	1.6	13.6	50.2	–	4.2
UK unsecured loans and overdrafts	1.8	18.8	67.4	–	4.9
UK Motor Finance	1.2	4.8	58.1	–	2.2
Other	0.1	2.7	25.2	–	0.4
Retail	0.2	2.4	14.3	3.0	0.7
Business and Commercial Banking	0.5	5.9	13.9	–	1.6
Corporate and Institutional Banking	0.2	6.5	38.8	–	0.9
Commercial Banking	0.3	6.1	22.6	–	1.1
Equity Investments and Central Items	–	–	–	–	–
Total	0.2	2.9	16.5	3.0	0.7
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £178 million relating to provisions against residual values of vehicles subject to finance leases.

52	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued

At 31 December 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %

Loans and advances to customers
UK mortgages	256,596	38,533	4,337	7,854	307,320	12.5	1.4
Credit cards	12,625	2,908	284	–	15,817	18.4	1.8
UK unsecured loans and overdrafts	7,103	1,187	196	–	8,486	14.0	2.3
UK Motor Finance	13,541	2,027	112	–	15,680	12.9	0.7
Other	15,898	525	144	–	16,567	3.2	0.9
Retail	305,763	45,180	5,073	7,854	363,870	12.4	1.4
Business and Commercial Banking	27,525	4,458	1,530	–	33,513	13.3	4.6
Corporate and Institutional Banking	52,049	3,529	538	–	56,116	6.3	1.0
Commercial Banking	79,574	7,987	2,068	–	89,629	8.9	2.3
Equity Investments and Central Items[1]	(43)	–	6	–	(37)
Total gross lending	385,294	53,167	7,147	7,854	453,462	11.7	1.6

Customer related ECL allowance (drawn and undrawn)
UK mortgages	169	376	357	213	1,115
Credit cards	234	446	130	–	810
UK unsecured loans and overdrafts	153	244	118	–	515
UK Motor Finance[2]	188	91	63	–	342
Other	20	21	47	–	88
Retail	764	1,178	715	213	2,870
Business and Commercial Banking	140	231	167	–	538
Corporate and Institutional Banking	156	218	253	–	627
Commercial Banking	296	449	420	–	1,165
Equity Investments and Central Items	–	–	4	–	4
Total	1,060	1,627	1,139	213	4,039

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	0.1	1.0	8.2	2.7	0.4
Credit cards	1.9	15.3	45.8	–	5.1
UK unsecured loans and overdrafts	2.2	20.6	60.2	–	6.1
UK Motor Finance	1.4	4.5	56.3	–	2.2
Other	0.1	4.0	32.6	–	0.5
Retail	0.2	2.6	14.1	2.7	0.8
Business and Commercial Banking	0.5	5.2	10.9	–	1.6
Corporate and Institutional Banking	0.3	6.2	47.0	–	1.1
Commercial Banking	0.4	5.6	20.3	–	1.3
Equity Investments and Central Items		–	66.7	–
Total	0.3	3.1	15.9	2.7	0.9
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £187 million relating to provisions against residual values of vehicles subject to finance leases.

53	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Stage 2 loans and advances to customers and expected credit loss allowance

	Up to date						1-30 days past due[2]			Over 30 days past due
	PD movements			Other[1]
Gross lending £m		ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %
At 31 December 2024
UK mortgages	28,909	191	0.7	1,869	38	2.0	1,240	22	1.8	977	24	2.5
Credit cards	2,174	248	11.4	149	43	28.9	83	24	28.9	35	16	45.7
UK unsecured loans and overdrafts	630	129	20.5	439	52	11.8	131	36	27.5	47	18	38.3
UK Motor Finance	1,192	49	4.1	1,029	30	2.9	141	25	17.7	36	11	30.6
Other	103	3	2.9	321	7	2.2	37	2	5.4	55	2	3.6
Retail	33,008	620	1.9	3,807	170	4.5	1,632	109	6.7	1,150	71	6.2
Business and Commercial Banking	2,445	154	6.3	426	18	4.2	176	10	5.7	125	5	4.0
Corporate and Institutional Banking	1,903	125	6.6	45	1	2.2	6	–	0.0	42	3	7.1
Commercial Banking	4,348	279	6.4	471	19	4.0	182	10	5.5	167	8	4.8
Total	37,356	899	2.4	4,278	189	4.4	1,814	119	6.6	1,317	79	6.0

At 31 December 2023
UK mortgages	26,665	146	0.5	9,024	133	1.5	1,771	52	2.9	1,073	45	4.2
Credit cards	2,612	345	13.2	145	49	33.8	115	34	29.6	36	18	50.0
UK unsecured loans and overdrafts	756	148	19.6	279	46	16.5	112	34	30.4	40	16	40.0
UK Motor Finance	735	30	4.1	1,120	30	2.7	138	21	15.2	34	10	29.4
Other	125	5	4.0	295	7	2.4	52	5	9.6	53	4	7.5
Retail	30,893	674	2.2	10,863	265	2.4	2,188	146	6.7	1,236	93	7.5
Business and Commercial Banking	3,455	202	5.8	590	17	2.9	253	8	3.2	160	4	2.5
Corporate and Institutional Banking	3,356	214	6.4	14	–	–	28	3	10.7	131	1	0.8
Commercial Banking	6,811	416	6.1	604	17	2.8	281	11	3.9	291	5	1.7
Total	37,704	1,090	2.9	11,467	282	2.5	2,469	157	6.4	1,527	98	6.4
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
forbearance activity, internal watch lists and external bureau flags. Up to date exposures in Stage 2 are likely to show lower levels of expected credit loss (ECL) allowance relative to those that have already moved into arrears given that an arrears status typically reflects a stronger indication of future default and greater likelihood of credit losses.

54	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Movements in balances for the year ended 31 December 2024 (audited)
The movement tables below are compiled by comparing the position at the end of the period to that at the beginning of the year. Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the end of the period. Purchased or originated credit-impaired are not transferable.
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
Recoveries of amounts previously written off are shown at the full recovered value, with a corresponding entry in repayments and release of allowance through other changes in credit quality.
Movements in the gross carrying amount for loans and advances to customers and for allowance for expected credit losses were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 1 January 2024	385,294	53,167	7,147	7,854	453,462	900	1,467	1,137	213	3,717
Exchange and other adjustments[1]	(910)	(23)	(74)	12	(995)	(12)	(6)	21	53	56
Transfers to Stage 1	25,658	(25,607)	(51)		–	413	(404)	(9)		–
Transfers to Stage 2	(25,390)	25,967	(577)		–	(66)	126	(60)		–
Transfers to Stage 3	(1,104)	(2,119)	3,223		–	(21)	(178)	199		–
Net change in ECL due to transfers						(293)	340	303		350
Impact of transfers between stages[2]	(836)	(1,759)	2,595		–	33	(116)	433		350
Other changes in credit quality[2]						(130)	(66)	709	66	579
Additions and repayments	22,529	(6,140)	(1,612)	(910)	13,867	(50)	(107)	(193)	(72)	(422)
Charge (credit) to the income statement						(147)	(289)	949	(6)	507
Disposals and derecognition[3]	(717)	(480)	(366)	(694)	(2,257)	(5)	(12)	(25)	(18)	(60)
Advances written off			(1,174)	(55)	(1,229)			(1,174)	(55)	(1,229)
Recoveries of amounts previously written off			200	–	200			200	–	200
At 31 December 2024	405,360	44,765	6,716	6,207	463,048	736	1,160	1,108	187	3,191
Allowance for expected credit losses	(736)	(1,160)	(1,108)	(187)	(3,191)
Net carrying amount	404,624	43,605	5,608	6,020	459,857
Drawn ECL coverage[4] (%)	0.2	2.6	16.5	3.0	0.7
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
2Includes a credit for methodology and model changes of £24 million, split by stage as £20 million credit for Stage 1, £2 million charge for Stage 2, £15 million charge for Stage 3 and
£21 million credit for POCI.
3Relates to the securitisations of primarily legacy Retail mortgages.
4Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
The total allowance for expected credit losses includes £178 million (2023: £187 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.

55	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Retail – UK mortgages
At 1 January 2024	256,596	38,533	4,337	7,854	307,320	161	374	357	213	1,105
Exchange and other adjustments[1]	–	–	–	12	12	1	–	50	53	104
Transfers to Stage 1	21,133	(21,105)	(28)		–	135	(132)	(3)		–
Transfers to Stage 2	(21,077)	21,473	(396)		–	(11)	32	(21)		–
Transfers to Stage 3	(299)	(1,341)	1,640		–	–	(39)	39		–
Net change in ECL due to transfers						(122)	114	56		48
Impact of transfers between stages[2]	(243)	(973)	1,216		–	2	(25)	71		48
Other changes in credit quality[2]						(94)	(19)	26	66	(21)
Additions and repayments	13,901	(4,143)	(956)	(910)	7,892	(16)	(48)	(79)	(72)	(215)
Charge (credit) to the income statement						(108)	(92)	18	(6)	(188)
Disposals and derecognition[3]	(494)	(422)	(366)	(694)	(1,976)	(1)	(9)	(25)	(18)	(53)
Advances written off			(70)	(55)	(125)			(70)	(55)	(125)
Recoveries of amounts previously written off			5	–	5			5	–	5
At 31 December 2024	269,760	32,995	4,166	6,207	313,128	53	273	335	187	848
Allowance for expected credit losses	(53)	(273)	(335)	(187)	(848)
Net carrying amount	269,707	32,722	3,831	6,020	312,280
Drawn ECL coverage[4] (%)	–	0.8	8.0	3.0	0.3
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
2Includes a charge for methodology and model changes of £7 million, split by stage as £1 million charge for Stage 1, £9 million charge for Stage 2, £18 million charge for Stage 3 and £21 million credit for POCI.
3Relates to the securitisations of primarily legacy Retail mortgages.
4Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
Movements in Retail credit cards were as follows:

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Retail – credit cards
At 1 January 2024	12,625	2,908	284	15,817	168	401	130	699
Exchange and other adjustments	–	–	–	–	–	–	(18)	(18)
Transfers to Stage 1	1,162	(1,162)	–	–	128	(128)	–	–
Transfers to Stage 2	(642)	683	(41)	–	(13)	31	(18)	–
Transfers to Stage 3	(184)	(241)	425	–	(5)	(65)	70	–
Net change in ECL due to transfers					(71)	84	84	97
Impact of transfers between stages	336	(720)	384	–	39	(78)	136	97
Other changes in credit quality					(31)	(22)	284	231
Additions and repayments	573	253	(15)	811	(27)	(4)	(11)	(42)
Charge to the income statement					(19)	(104)	409	286
Advances written off			(506)	(506)			(506)	(506)
Recoveries of amounts previously written off			118	118			118	118
At 31 December 2024	13,534	2,441	265	16,240	149	297	133	579
Allowance for expected credit losses	(149)	(297)	(133)	(579)
Net carrying amount	13,385	2,144	132	15,661
Drawn ECL coverage[1] (%)	1.1	12.2	50.2	3.6
1Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

56	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Movements in Commercial Banking lending were as follows:

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Commercial Banking
At 1 January 2024	79,574	7,987	2,068	89,629	232	372	418	1,022
Exchange and other adjustments	(103)	(5)	(64)	(172)	(13)	(5)	1	(17)
Transfers to Stage 1	2,361	(2,347)	(14)	–	86	(85)	(1)	–
Transfers to Stage 2	(1,850)	1,951	(101)	–	(12)	13	(1)	–
Transfers to Stage 3	(301)	(258)	559	–	(4)	(19)	23	–
Net change in ECL due to transfers					(63)	70	62	69
Impact of transfers between stages	210	(654)	444	–	7	(21)	83	69
Other changes in credit quality[1]					(11)	(20)	152	121
Additions and repayments	1,796	(2,160)	(449)	(813)	(10)	(62)	(81)	(153)
Charge to the income statement					(14)	(103)	154	37
Advances written off			(163)	(163)			(163)	(163)
Recoveries of amounts previously written off			3	3			3	3
At 31 December 2024	81,477	5,168	1,839	88,484	205	264	413	882
Allowance for expected credit losses	(205)	(264)	(413)	(882)
Net carrying amount	81,272	4,904	1,426	87,602
Drawn ECL coverage[2] (%)	0.3	5.1	22.5	1.0
1Includes a credit for methodology and model changes of £25 million, split by stage as £17 million credit for Stage 1, £8 million credit for Stage 2 and £nil for Stage 3.
2Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
Movements in balances for the year ended 31 December 2023 (audited)

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 1 January 2023	380,991	61,164	7,640	9,622	459,417	700	1,808	1,757	253	4,518
Exchange and other adjustments[1]	1,830	(24)	(6)	18	1,818	(7)	(1)	105	67	164
Transfers to Stage 1	18,991	(18,953)	(38)		–	401	(393)	(8)		–
Transfers to Stage 2	(18,010)	18,592	(582)		–	(53)	121	(68)		–
Transfers to Stage 3	(1,216)	(2,507)	3,723		–	(13)	(223)	236		–
Net change in ECL due to transfers						(260)	402	312		454
Impact of transfers between stages	(235)	(2,868)	3,103		–	75	(93)	472		454
Other changes in credit quality[2]						105	(103)	804	8	814
Additions and repayments	6,393	(4,213)	(2,353)	(1,043)	(1,216)	81	(85)	(862)	(81)	(947)
Charge (credit) to the income statement						261	(281)	414	(73)	321
Disposals and derecognition[3]	(3,685)	(892)	(122)	(743)	(5,442)	(54)	(59)	(24)	(34)	(171)
Advances written off			(1,231)	–	(1,231)			(1,231)	–	(1,231)
Recoveries of amounts previously written off			116	–	116			116	–	116
At 31 December 2023	385,294	53,167	7,147	7,854	453,462	900	1,467	1,137	213	3,717
Allowance for expected credit losses	(900)	(1,467)	(1,137)	(213)	(3,717)
Net carrying amount	384,394	51,700	6,010	7,641	449,745
Drawn ECL coverage[4] (%)	0.2	2.8	15.9	2.7	0.8
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
2Includes a charge for methodology and model changes of £60 million, split by stage as £96 million charge for Stage 1, £33 million credit for Stage 2, £1 million credit for Stage 3 and
£2 million credit for POCI.
3Relates to the securitisations of primarily legacy Retail mortgages and Retail unsecured loans.
4Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

57	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Movements in Retail UK mortgage balances were as follows:

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
Retail – UK mortgages
At 1 January 2023	257,517	41,783	3,416	9,622	312,338	91	552	311	253	1,207
Exchange and other adjustments[1]	–	–	–	18	18	–	–	53	67	120
Transfers to Stage 1	12,202	(12,195)	(7)		–	66	(65)	(1)		–
Transfers to Stage 2	(12,673)	13,103	(430)		–	(7)	33	(26)		–
Transfers to Stage 3	(450)	(1,656)	2,106		–	–	(66)	66		–
Net change in ECL due to transfers						(50)	91	115		156
Impact of transfers between stages	(921)	(748)	1,669		–	9	(7)	154		156
Other changes in credit quality[2]						43	(104)	14	8	(39)
Additions and repayments	1,202	(1,955)	(553)	(1,043)	(2,349)	19	(49)	(67)	(81)	(178)
Charge (credit) to the income statement						71	(160)	101	(73)	(61)
Disposals and derecognition[3]	(1,202)	(547)	(94)	(743)	(2,586)	(1)	(18)	(7)	(34)	(60)
Advances written off			(108)	–	(108)			(108)	–	(108)
Recoveries of amounts previously written off			7	–	7			7	–	7
At 31 December 2023	256,596	38,533	4,337	7,854	307,320	161	374	357	213	1,105
Allowance for expected credit losses	(161)	(374)	(357)	(213)	(1,105)
Net carrying amount	256,435	38,159	3,980	7,641	306,215
Drawn ECL coverage[4] (%)	0.1	1.0	8.2	2.7	0.4
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
2Includes a charge for methodology and model changes of £74 million, split by stage as £91 million charge for Stage 1, £12 million credit for Stage 2, £3 million credit for Stage 3 and
£2 million credit for POCI.
3Relates to the securitisations of primarily legacy Retail mortgages.
4Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
Movements in Retail credit cards were as follows:

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Retail – credit cards
At 1 January 2023	11,416	3,287	289	14,992	120	433	113	666
Exchange and other adjustments	–	–	–	–	–	–	(16)	(16)
Transfers to Stage 1	1,311	(1,308)	(3)	–	142	(141)	(1)	–
Transfers to Stage 2	(744)	782	(38)	–	(11)	28	(17)	–
Transfers to Stage 3	(172)	(266)	438	–	(4)	(69)	73	–
Net changes in ECL due to transfers					(80)	125	80	125
Impact of transfers between stages	395	(792)	397	–	47	(57)	135	125
Other changes in credit quality[1]					15	9	298	322
Additions and repayments	814	413	(13)	1,214	(14)	16	(11)	(9)
Charge to the income statement					48	(32)	422	438
Advances written off			(449)	(449)			(449)	(449)
Recoveries of amounts previously written off			60	60			60	60
At 31 December 2023	12,625	2,908	284	15,817	168	401	130	699
Allowance for expected credit losses	(168)	(401)	(130)	(699)
Net carrying amount	12,457	2,507	154	15,118
Drawn ECL coverage[2] (%)	1.3	13.8	45.8	4.4
1Includes a credit for methodology and model changes of £18 million, split by stage as £2 million charge for Stage 1, £20 million credit for Stage 2 and £nil for Stage 3.
2Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.

58	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Movements in Commercial Banking lending were as follows:

	Gross carrying amount				Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m
Commercial Banking
At 1 January 2023	80,509	11,493	3,371	95,373	214	414	1,070	1,698
Exchange and other adjustments	(968)	(14)	(6)	(988)	(6)	–	83	77
Transfers to Stage 1	4,026	(4,011)	(15)	–	101	(101)	–	–
Transfers to Stage 2	(3,074)	3,143	(69)	–	(16)	19	(3)	–
Transfers to Stage 3	(369)	(327)	696	–	(3)	(26)	29	–
Net changes in ECL due to transfers					(76)	117	32	73
Impact of transfers between stages	583	(1,195)	612	–	6	9	58	73
Other changes in credit quality					17	9	230	256
Additions and repayments	(550)	(2,297)	(1,657)	(4,504)	1	(60)	(771)	(830)
Charge to the income statement					24	(42)	(483)	(501)
Advances written off			(256)	(256)			(256)	(256)
Recoveries of amounts previously written off			4	4			4	4
At 31 December 2023	79,574	7,987	2,068	89,629	232	372	418	1,022
Allowance for expected credit losses	(232)	(372)	(418)	(1,022)
Net carrying amount	79,342	7,615	1,650	88,607
Drawn ECL coverage[1] (%)	0.3	4.7	20.2	1.1
1Allowance for expected credit losses on loans and advances to customers as a percentage of gross loans and advances to customers.
Credit quality of loans and advances to customers (audited)
The analysis of lending has been prepared based on the division in which the asset is held, with the business segment in which the exposure is
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
Stage 3 assets include balances of £297 million (2023: £364 million) (with outstanding amounts due of £971 million (2023: £1,167 million)) which have been subject to a partial write-off and where the Group continues to enforce recovery action.
There were no modifications of Stage 2 and Stage 3 assets during the year (2023: £180 million). No material gain or loss was recognised by the
Group.
As at 31 December 2024 there were no (2023: £5 million) significant assets that had been previously modified while classified as Stage 2 or
Stage 3 and were classified as Stage 1.

59	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued

	Drawn exposures					Allowance for expected credit losses
Gross drawn exposures and expected credit loss allowance (audited)	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2024
Retail – UK mortgages
RMS 1–3	261,101	21,213	–	–	282,314	46	143	–	–	189
RMS 4–6	8,487	7,384	–	–	15,871	6	51	–	–	57
RMS 7–9	112	1,296	–	–	1,408	–	15	–	–	15
RMS 10	17	273	–	–	290	–	5	–	–	5
RMS 11–13	43	2,829	–	–	2,872	1	59	–	–	60
RMS 14	–	–	4,166	6,207	10,373	–	–	335	187	522
	269,760	32,995	4,166	6,207	313,128	53	273	335	187	848
Retail – credit cards
RMS 1–3	5,058	10	–	–	5,068	11	1	–	–	12
RMS 4–6	7,231	1,129	–	–	8,360	87	52	–	–	139
RMS 7–9	1,242	859	–	–	2,101	51	107	–	–	158
RMS 10	3	149	–	–	152	–	31	–	–	31
RMS 11–13	–	294	–	–	294	–	106	–	–	106
RMS 14	–	–	265	–	265	–	–	133	–	133
	13,534	2,441	265	–	16,240	149	297	133	–	579
Retail – UK unsecured loans and overdrafts
RMS 1–3	1,207	2	–	–	1,209	3	–	–	–	3
RMS 4–6	7,020	484	–	–	7,504	98	27	–	–	125
RMS 7–9	1,047	307	–	–	1,354	40	36	–	–	76
RMS 10	31	111	–	–	142	3	22	–	–	25
RMS 11–13	9	343	–	–	352	1	112	–	–	113
RMS 14	–	–	175	–	175	–	–	118	–	118
	9,314	1,247	175	–	10,736	145	197	118	–	460
Retail – UK Motor Finance
RMS 1–3	8,967	760	–	–	9,727	112	16	–	–	128
RMS 4–6	4,487	1,169	–	–	5,656	55	40	–	–	95
RMS 7–9	440	247	–	–	687	2	17	–	–	19
RMS 10	–	46	–	–	46	–	6	–	–	6
RMS 11–13	3	176	–	–	179	–	36	–	–	36
RMS 14	–	–	124	–	124	–	–	72	–	72
	13,897	2,398	124	–	16,419	169	115	72	–	356
Retail – other
RMS 1–3	15,163	238	–	–	15,401	4	4	–	–	8
RMS 4–6	2,132	190	–	–	2,322	11	7	–	–	18
RMS 7–9	78	72	–	–	150	–	3	–	–	3
RMS 10	–	7	–	–	7	–	–	–	–	–
RMS 11–13	–	9	–	–	9	–	–	–	–	–
RMS 14	–	–	147	–	147	–	–	37	–	37
	17,373	516	147	–	18,036	15	14	37	–	66
Total Retail	323,878	39,597	4,877	6,207	374,559	531	896	695	187	2,309
Commercial Banking
CMS 1–5	26,925	6	–	–	26,931	3	–	–	–	3
CMS 6–10	17,126	56	–	–	17,182	13	–	–	–	13
CMS 11–14	32,424	1,128	–	–	33,552	122	21	–	–	143
CMS 15–18	5,002	3,253	–	–	8,255	67	166	–	–	233
CMS 19	–	725	–	–	725	–	77	–	–	77
CMS 20–23	–	–	1,839	–	1,839	–	–	413	–	413
	81,477	5,168	1,839	–	88,484	205	264	413	–	882
Other[1]	5	–	–	–	5	–	–	–	–	–
Total loans and advances to customers	405,360	44,765	6,716	6,207	463,048	736	1,160	1,108	187	3,191
1Drawn exposures include centralised fair value hedge accounting adjustments.

60	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued

	Drawn exposures					Allowance for expected credit losses
Gross drawn exposures and expected credit loss allowance (audited)	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m
At 31 December 2023
Retail – UK mortgages
RMS 1–3	226,740	4,137	–	–	230,877	123	37	–	–	160
RMS 4–6	29,637	27,037	–	–	56,674	38	151	–	–	189
RMS 7–9	219	2,713	–	–	2,932	–	37	–	–	37
RMS 10	–	590	–	–	590	–	13	–	–	13
RMS 11–13	–	4,056	–	–	4,056	–	136	–	–	136
RMS 14	–	–	4,337	7,854	12,191	–	–	357	213	570
	256,596	38,533	4,337	7,854	307,320	161	374	357	213	1,105
Retail – credit cards
RMS 1–3	3,906	5	–	–	3,911	9	–	–	–	9
RMS 4–6	7,159	1,248	–	–	8,407	91	65	–	–	156
RMS 7–9	1,548	1,069	–	–	2,617	67	145	–	–	212
RMS 10	12	220	–	–	232	1	50	–	–	51
RMS 11–13	–	366	–	–	366	–	141	–	–	141
RMS 14	–	–	284	–	284	–	–	130	–	130
	12,625	2,908	284	–	15,817	168	401	130	–	699
Retail – UK unsecured loans and overdrafts
RMS 1–3	638	1	–	–	639	1	–	–	–	1
RMS 4–6	5,152	250	–	–	5,402	83	18	–	–	101
RMS 7–9	1,256	473	–	–	1,729	44	50	–	–	94
RMS 10	43	135	–	–	178	4	27	–	–	31
RMS 11–13	14	328	–	–	342	2	113	–	–	115
RMS 14	–	–	196	–	196	–	–	118	–	118
	7,103	1,187	196	–	8,486	134	208	118	–	460
Retail – UK Motor Finance
RMS 1–3	9,979	569	–	–	10,548	142	12	–	–	154
RMS 4–6	2,791	998	–	–	3,789	41	29	–	–	70
RMS 7–9	769	228	–	–	997	3	13	–	–	16
RMS 10	–	63	–	–	63	–	7	–	–	7
RMS 11–13	2	169	–	–	171	–	30	–	–	30
RMS 14	–	–	112	–	112	–	–	63	–	63
	13,541	2,027	112	–	15,680	186	91	63	–	340
Retail – other
RMS 1–3	13,613	240	–	–	13,853	3	4	–	–	7
RMS 4–6	2,197	186	–	–	2,383	16	13	–	–	29
RMS 7–9	–	86	–	–	86	–	4	–	–	4
RMS 10	–	6	–	–	6	–	–	–	–	–
RMS 11–13	88	7	–	–	95	–	–	–	–	–
RMS 14	–	–	144	–	144	–	–	47	–	47
	15,898	525	144	–	16,567	19	21	47	–	87
Total Retail	305,763	45,180	5,073	7,854	363,870	668	1,095	715	213	2,691
Commercial Banking
CMS 1–5	14,100	7	–	–	14,107	2	–	–	–	2
CMS 6–10	30,534	124	–	–	30,658	32	–	–	–	32
CMS 11–14	31,210	2,927	–	–	34,137	133	59	–	–	192
CMS 15–18	3,719	4,115	–	–	7,834	65	232	–	–	297
CMS 19	11	814	–	–	825	–	81	–	–	81
CMS 20–23	–	–	2,068	–	2,068	–	–	418	–	418
	79,574	7,987	2,068	–	89,629	232	372	418	–	1,022
Other[1]	(43)	–	6	–	(37)	–	–	4	–	4
Total loans and advances to customers	385,294	53,167	7,147	7,854	453,462	900	1,467	1,137	213	3,717
1Drawn exposures include centralised fair value hedge accounting adjustments.

61	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Average PD grade (audited)
The table below shows the average PD for the major portfolios used in the calculation of ECL and therefore Stage 2 average PD reflects the lifetime value. These reflect the forward-looking view under the Group’s base case scenario prior to the application of MES and post-model adjustments which further impact ECL.

	2024		2023
	Stage 1 average PD %	Stage 2 average PD %	Stage 1 average PD %	Stage 2 average PD %
Retail
UK mortgages[1]	0.29	26.13	0.57	17.60
Credit cards	1.80	22.21	2.14	23.02
UK unsecured loans and overdrafts	2.12	28.43	2.75	29.66
UK Motor Finance	0.65	10.62	0.61	10.00
Commercial Banking
Loans and advances to customers	0.93	22.95	0.92	22.55
12024 calculated using updated models.
Concentrations of exposure (audited)
The Group’s management of concentration risk includes portfolio controls on certain industries, sectors and products to reflect risk appetite as well as individual, customer and bank limit risk tolerances. Credit policies and appetite statements are aligned to the Group’s risk appetite and restrict exposure to higher risk countries and potentially vulnerable sectors and asset classes. Exposures are monitored to prevent both an excessive concentration of risk and single name concentrations. The Group’s largest credit limits are regularly monitored by the Board Risk
Committee and reported in accordance with regulatory requirements. As part of its credit risk policy, the Group considers sustainability risk
(which incorporates environmental (including climate), social and governance) in the assessment of Commercial Banking facilities.
At 31 December 2024 the most significant concentrations of exposure were in mortgages.

	2024 £m	2023 £m
Agriculture, forestry and fishing	6,338	7,038
Construction[1]	3,079	3,543
Energy and water supply	4,569	3,468
Financial, business and other services	36,924	35,112
Lease financing	17,144	17,374
Manufacturing	3,972	4,021
Mining and Quarrying[1]	169	335
Personal:
Mortgages[2]	330,840	323,627
Other	28,015	25,342
Postal and telecommunications	3,162	2,654
Property companies	19,252	20,904
Transport, distribution and hotels	9,584	10,044
Total loans and advances to customers before allowance for impairment losses	463,048	453,462
Allowance for impairment losses (see page 274 of the Annual Report 2024)	(3,191)	(3,717)
Total loans and advances to customers	459,857	449,745
1Mining and quarrying, previously included within construction, is now presented separately.
2Includes both UK and overseas mortgage balances.

62	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
UK mortgages product analysis

	At 31 December 2024				At 31 December 2023
	Mainstream	Buy-to-let	Specialist	Total	Mainstream	Buy-to-let	Specialist	Total
UK mortgages loans and advances to customers[1]
Total UK mortgages (£m)	261,630	47,984	3,514	313,128	254,416	47,549	5,355	307,320
1Balances include the impact of HBOS-related acquisition adjustments.
Interest-only UK mortgages
The Group provides interest-only mortgages to owner occupier mortgage customers whereby only payments of interest are made for the term of the mortgage with the customer responsible for repaying the principal outstanding at the end of the loan term. At 31 December 2024, owner occupier interest-only balances as a proportion of total owner occupier balances had reduced to 12.5 per cent (31 December 2023: 14.4 per cent). The average indexed loan to value remained low at 36.5 per cent (31 December 2023: 36.9 per cent).
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
and are unable to fully repay the principal. A range of treatments are offered to customers based on their individual circumstances to create fair and sustainable outcomes.
Analysis of owner occupier interest-only UK mortgages

	At 31 Dec 2024	At 31 Dec 2023
Interest-only balances (£m)	33,023	37,278
Stage 1 (%)	39.4	54.7
Stage 2 (%)[1]	44.5	27.6
Stage 3 (%)	5.5	5.6
Purchased or originated credit-impaired (%)	10.6	12.1
Average loan to value (%)	36.5	36.9
Maturity profile (£m)
Due	1,541	1,982
Within 1 year	1,012	1,129
2 to 5 years	8,209	8,803
6 to 10 years	10,772	13,918
Greater than 10 years	11,489	11,446
Past term interest-only balances (£m)[2]	1,490	1,925
Stage 1 (%)	0.3	0.2
Stage 2 (%)	8.6	9.3
Stage 3 (%)	51.8	52.2
Purchased or originated credit-impaired (%)	39.3	38.4
Average loan to value (%)	35.2	35.2
Negative equity (%)	2.5	2.6
1Includes adoption of a new ECL model, where the significant increase in credit risk (SICR) quantitative Stage 2 trigger is now defined as a doubling of an account’s PD since origination.
2 Balances where all interest-only elements have moved past term. Some may subsequently have had a term extension, so are no longer classed as due.

63	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Collateral held as security for Retail loans and advances to customers (audited)
UK mortgages
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
In some circumstances, where the discounted value of the estimated net proceeds from the liquidation of collateral (i.e. net of costs, expected haircuts and anticipated changes in the value of the collateral to the point of sale) is greater than the estimated exposure at default, no credit losses are expected and no ECL allowance is recognised.

	At 31 December 2024					At 31 December 2023
	Stage 1 (£m)	Stage 2 (£m)	Stage 3 (£m)	POCI (£m)	Total (£m)	Stage 1 (£m)	Stage 2 (£m)	Stage 3 (£m)	POCI (£m)	Total (£m)
Gross drawn exposures
Less than 60 per cent	145,055	27,851	3,014	5,066	180,986	145,285	22,739	3,209	6,209	177,442
60 per cent to 70 per cent	49,746	2,954	643	638	53,981	47,950	6,015	673	959	55,597
70 per cent to 80 per cent	40,292	1,168	307	232	41,999	36,413	4,506	290	333	41,542
80 per cent to 90 per cent	30,215	898	123	109	31,345	20,949	2,821	87	142	23,999
90 per cent to 100 per cent	4,420	109	36	63	4,628	5,981	2,389	30	91	8,491
Greater than 100 per cent	32	15	43	99	189	18	63	48	120	249
Total	269,760	32,995	4,166	6,207	313,128	256,596	38,533	4,337	7,854	307,320
Allowance for expected credit losses
Less than 60 per cent	14	165	130	66	375	26	118	127	70	341
60 per cent to 70 per cent	11	51	77	36	175	31	90	99	48	268
70 per cent to 80 per cent	13	30	59	27	129	37	75	61	26	199
80 per cent to 90 per cent	13	23	32	17	85	48	53	27	20	148
90 per cent to 100 per cent	2	3	13	10	28	19	31	12	14	76
Greater than 100 per cent	–	1	24	31	56	–	7	31	35	73
Total	53	273	335	187	848	161	374	357	213	1,105
UK mortgages energy performance certificate analysis
The energy performance certificate (EPC) profile of the security associated with the Group’s UK mortgage portfolio is shown below:

EPC profile	A £m	B £m	C £m	D £m	E £m	F £m	G £m	Unrated properties £m	Total
At 31 December 2024	1,113	40,469	68,128	97,392	33,021	6,293	1,370	65,342	313,128
At 31 December 2023	971	41,250	64,466	95,958	34,327	6,663	1,465	62,220	307,320
The above data is sourced using the latest available government EPC information. The Group has no EPC data available for 20.9 per cent (2023:
20.2 per cent) of the UK mortgage portfolio; this portion is classified as unrated properties.
EPC ratings are not considered to be a material credit risk factor, and do not form part of the Group’s credit risk calculations.
Other Retail lending
At 31 December 2024, Stage 1 and Stage 2 other retail gross lending amounted to £60,720 million (2023: £55,814 million). Stage 3 other retail lending amounted to £351 million, net of an impairment allowance of £360 million (2023: £378 million, net of an impairment allowance of
£358 million).
Lending decisions are predominantly based on an obligor’s ability to repay rather than reliance on the disposal of any security provided. Where the lending is secured, collateral values are rigorously assessed at the time of loan origination and are thereafter monitored in accordance with business unit credit policy.
The Group’s credit risk disclosures for unimpaired other retail lending show assets gross of collateral and therefore disclose the maximum loss exposure.

64	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Retail forbearance
The basis of disclosure for forbearance is aligned to the FINREP reporting definitions. On a statutory basis forbearance for the major retail portfolios reduced £332 million to £3,550 million. This reduction was primarily driven by the impact of removing balances following UK mortgage securitisations.
The main customer treatments included are: repair, where arrears are added to the loan balance and the arrears position cancelled; instances where there are suspensions of interest and/or capital repayments; and refinance.
Retail forborne loans and advances (audited)

	Total £m	Of which Stage 2 £m	Of which Stage 3 £m	Of which POCI £m	ECL as a % of total loans and advances which are forborne[1] %
At 31 December 2024
UK mortgages	2,984	618	1,161	1,146	4.8
Credit cards	271	87	149	–	33.0
UK unsecured loans and overdrafts	291	119	108	–	34.7
UK Motor Finance	4	3	1	–	18.8
Total	3,550	827	1,419	1,146	9.4
At 31 December 2023
UK mortgages	3,269	695	1,008	1,552	4.1
Credit cards	268	89	141	–	32.5
UK unsecured loans and overdrafts	275	107	108	–	35.5
UK Motor Finance	70	36	32	–	30.7
Total	3,882	927	1,289	1,552	8.8
1Expected credit losses as a percentage of total loans and advances which are forborne are calculated excluding loans in recoveries for credit cards and loans and overdrafts (31
December 2024: £33 million; 31 December 2023: £55 million).
Commercial Banking forbearance
Commercial Banking forborne loans and advances reduced by £170 million to £2,219 million in 2024 (2023: £2,389 million), of which £1,784 million were in Stage 3 (2023: £1,946 million).
Collateral held as security for Commercial Banking loans and advances to customers (audited)
Stage 1 and Stage 2 secured lending
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
At 31 December 2024, Stage 3 secured commercial lending amounted to £450 million, net of an impairment allowance of £150 million (2023:
£507 million, net of an impairment allowance of £133 million). The fair value of the collateral held in respect of impaired secured commercial lending was £575 million (2023: £608 million). In determining the fair value of collateral, no specific amounts have been attributed to the costs of realisation. For the purposes of determining the total collateral held by the Group in respect of impaired secured commercial lending, the value of collateral for each loan has been limited to the principal amount of the outstanding advance in order to eliminate the effects of any over-collateralisation and to provide a clearer representation of the Group’s exposure.

65	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Commercial Banking UK Real Estate
•Commercial Banking UK Real Estate, including Business Banking, committed drawn lending stood at £9.3 billion at 31 December 2024 (net of
£3.1 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations). In addition there are undrawn lending facilities of £2.8 billion to predominantly investment grade rated corporate customers
•The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £7.2 billion to social housing providers are also excluded
•Despite some headwinds, the portfolio continues to remain well positioned and proactively managed with conservative LTVs, good levels of interest cover and appropriate risk mitigants in place
•Overall performance of the portfolio has remained resilient. The Group has seen improvement within this sector, with a decrease in cases in its more closely monitored Watchlist category and limited flow into Business Support
•Lending continues to be heavily weighted towards investment real estate (c.91 per cent) rather than development. Of these investment exposures, c.91 per cent have an LTV of less than 70 per cent, with an average LTV of 45 per cent. The average interest cover ratio was 3.1 times, with 71 per cent having interest cover of above 2 times. In SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including notional base rate stress)
•The portfolio is well diversified with limited speculative commercial development lending (defined as property not pre-sold or pre-let at a level to fully repay the debt or generate sufficient income to meet the minimum interest cover requirements). Approximately 47 per cent of exposures relate to commercial real estate, including c.13 per cent secured by office assets, c.10 per cent by retail assets and c.12 per cent by industrial assets. Approximately 51 per cent of the portfolio relates to residential
•Recognising this is a cyclical sector, total (gross and net) and asset type quantum caps are in place to control origination and exposure. Focus remains on the UK market and new business has been written in line with a prudent risk appetite criteria including conservative LTVs, strong quality of income and proven management teams. Development lending criteria also includes maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor
•Use of SRT securitisations also act as a risk mitigant in this portfolio, with run-off of these carefully managed and sequenced
LTV – UK Real Estate

	At 31 December 2024[1,2]				At 31 December 2023[1,2]
	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %	Stage 1 and 2 £m	Stage 3 £m	Total £m	Total %
Investment exposures
Less than 60 per cent	5,726	25	5,751	80.5	6,161	39	6,200	77.2
60 per cent to 70 per cent	700	46	746	10.5	986	9	995	12.4
70 per cent to 80 per cent	140	4	144	2.0	191	13	204	2.5
80 per cent to 100 per cent	26	67	93	1.3	96	45	141	1.8
100 per cent to 120 per cent	4	6	10	0.1	19	64	83	1.0
120 per cent to 140 per cent	4	–	4	0.1	11	38	49	0.6
Greater than 140 per cent	10	81	91	1.3	20	20	40	0.5
Unsecured[3]	303	–	303	4.2	318	–	318	4.0
Subtotal	6,913	229	7,142	100.0	7,802	228	8,030	100.0
Other[4]	512	67	579		369	19	388
Total investment	7,425	296	7,721		8,171	247	8,418
Development	731	8	739		776	71	847
Government Supported Lending[5]	87	2	89		158	3	161
Total	8,243	306	8,549		9,105	321	9,426
1Excludes Commercial Banking UK Real Estate exposures subject to protection through Significant Risk Transfer transactions.
2Excludes £0.7 billion in Business Banking (31 December 2023: £0.5 billion).
3Predominantly Investment grade corporate CRE lending where the Group is relying on the corporate covenant.
4Mainly lower value transactions where LTV not recorded on Commercial Banking UK Real Estate monitoring system.
5Bounce Back Loan Scheme (BBLS) and Coronavirus Business Interruption Loan Scheme (CBILS) lending to real estate clients, where government guarantees are in place at 100 per cent and 80 per cent, respectively

66	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Credit quality of other financial assets (audited)
Cash and balances at central banks
Significantly all of the Group’s cash and balances at central banks are due from the Bank of England, the Federal Reserve Bank of New York or
the Deutsche Bundesbank.
Debt securities, treasury and other bills, and contracts held with reinsurers at fair value through profit or loss
Substantially all of the Group’s trading assets and other loans and advances to customers, loans and advances to banks and reverse repurchase agreements held at fair value through profit or loss have an investment grade rating. The credit quality of the Group’s other debt securities, treasury and other bills, and contracts held with reinsurers held at fair value through profit or loss is set out below:

	2024			2023
	Investment grade[1] £m	Other £m	Total £m	Investment grade[1] £m	Other £m	Total £m
Other financial assets mandatorily at fair value through profit or loss:
Debt securities:
Government securities	7,093	–	7,093	8,009	–	8,009
Other public sector securities	2,286	2	2,288	2,303	7	2,310
Bank and building society certificates of deposit	8,667	–	8,667	7,504	–	7,504
Asset-backed securities	641	11	652	506	7	513
Corporate and other debt securities	13,984	2,899	16,883	17,076	3,049	20,125
	32,671	2,912	35,583	35,398	3,063	38,461
Treasury and other bills	32	–	32	51	–	51
Contracts held with reinsurers	10,527	–	10,527	11,336	88	11,424
Total other financial assets mandatorily held at fair value through profit or loss (excluding loans and advances and equity shares)	43,230	2,912	46,142	46,785	3,151	49,936
1Credit ratings equal to or better than ‘BBB’.
Credit risk in respect of trading and other financial assets at fair value through profit or loss held within the Group’s unit-linked funds is borne by the policyholders and credit risk in respect of With-Profits funds is largely borne by the policyholders. Consequently, the Group has no significant exposure to credit risk for such assets which back those contract liabilities.
Loans and advances to banks
Significantly all of the Group’s loans and advances to banks are assessed as Stage 1.
Reverse repurchase agreement held at amortised cost
All of the Group’s reverse repurchase agreements held at amortised cost are assessed as Stage 1.
Debt securities held at amortised cost
At 31 December 2024 significantly all of the Group’s debt securities held at amortised cost are investment grade.
Debt securities at fair value through other comprehensive income (excluding equity shares)
At 31 December 2024 significantly all of the Group’s debt securities at fair value through other comprehensive income are investment grade.
Derivative assets
The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities.

	2024			2023
	Investment grade[1] £m	Other £m	Total £m	Investment grade[1] £m	Other £m	Total £m
Trading and other	22,684	1,333	24,017	21,297	956	22,253
Hedging	39	9	48	99	4	103
Total derivative financial instruments	22,723	1,342	24,065	21,396	960	22,356
1Credit ratings equal to or better than ‘BBB’.
Financial guarantees and loan commitments
The level of expected credit loss allowance associated with the Group’s financial guarantees and loan commitments is not significant.
At 31 December 2024£143,914 million were Stage 1 (2023: £137,109 million), £4,565 million were Stage 2 (2023: £6,002 million), £101 million were Stage 3 (2023: £150 million) and £39 million was POCI (2023: £58 million). Against these exposures the Group held an allowance for expected credit losses of £270 million (2023: £322 million).
Further details can be seen in “Note 21: Allowance for expected credit losses” on pages 274 to 283 of the Annual Report 2024 (tagged).

67	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Collateral held as security for other financial assets
The Group does not hold collateral against debt securities which are classified as financial assets held at amortised cost.
Reverse repurchase agreements
The Group enters into reverse repurchase agreements which are accounted for as collateralised loans (further details can be seen in “Note 16:
Measurement basis of financial assets and liabilities” on pages 258 to 259 of the Annual Report 2024 (tagged)).
Financial assets at fair value through profit or loss (excluding equity shares)
Included in financial assets at fair value through profit or loss are reverse repurchase agreements, against which the Group holds collateral, all of which the Group is able to repledge (see “Note 16: Measurement basis of financial assets and liabilities”). At 31 December 2024, £10,676million had been repledged (2023: £9,926 million).
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Derivative assets, after offsetting of amounts under master netting arrangements
The Group reduces exposure to credit risk by using master netting agreements and by obtaining collateral in the form of cash or highly liquid securities (see “Note 16: Measurement basis of financial assets and liabilities”).
Irrevocable loan commitments and other credit-related contingencies
The Group holds irrevocable loan commitments and other credit-related contingencies (see Note 38: Contingent liabilities, commitments and guarantees” on pages 297 to 298 of the Annual Report 2024 (tagged)). Collateral is held as security, in the event that lending is drawn down, on £17,181 million (2023: £13,036 million) of these balances.
Collateral pledged as security
The Group pledges assets primarily for repurchase agreements and securities lending transactions which are generally conducted under terms that are usual and customary for standard secured borrowing contracts.
Repurchase agreements
The Group enters into repurchase agreements which include amounts due under the Bank of England’s Term Funding Scheme with additional incentives for SMEs (TFSME) (see “Note 16: Measurement basis of financial assets and liabilities”).
Financial liabilities at fair value through profit or loss
Included in financial liabilities at fair value through profit or loss are repurchase agreements, against which the Group pledges collateral (see
“Note 16: Measurement basis of financial assets and liabilities”). The secured party is permitted by contract or custom to repledge this collateral.
Securities lending transactions
The following on-balance sheet financial assets have been lent to counterparties under securities lending transactions:

	2024 £m	2023 £m
Financial assets at fair value through profit or loss	889	633
Financial assets at fair value through other comprehensive income	6,124	5,245
Total	7,013	5,878
In addition, securities held as collateral in the form of stock borrowed amounted to £20,887 million (2023: £17,280 million). Of this amount,
£11,781 million (2023: £9,363 million) had been resold or repledged as collateral for the Group’s own transactions.
These transactions were generally conducted under terms that are usual and customary for standard secured lending activities.
Securitisations and covered bonds
In addition to the assets detailed above, the Group also holds assets that are encumbered through the Group’s asset-backed conduits and its securitisation and covered bond programmes. Further details of these assets are provided in “Note 26: Debt securities in issue” on pages 287 to
288 of the Annual Report 2024 (tagged).

68	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Glossary

Term used	US equivalent or brief description
Accounts	Financial statements.
Articles of association	Articles and bylaws.
Associates	Long-term equity investments accounted for by the equity method.
Attributable profit	Net income.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases. See also ‘Demutualisation’.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Demutualisation	Process by which a mutual institution is converted into a public limited company.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Life assurance	Life insurance.
Net income	Profit before tax, excluding total costs and underlying impairment
Nominal value	Par value.
Open Ended Investment Company (OEIC)	Mutual fund.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.
Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income. New mortgage lending of this type has not been offered by the Group since early 2009.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.
Reference is made to the sections titled:
•“Regulation” under Item 4.B - “Business overview” on page 25;
•“Group structure and ring-fencing governance arrangements” under Item 4.B - “Business overview” on page 19; and
•“Legal actions and regulatory matters” under Item 8 - “Financial Information” on page 72.

69	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
B.Liquidity and capital resources
Reference is made to the sections titled:
•“Capital risk” on pages 144 to 145 and pages 147 to 150 of the Annual Report 2024 (tagged);
•“Capital returns” and “Minimum requirement for own funds and eligible liabilities (MREL)” on page 146 of the Annual Report 2024 (tagged);
•“Liquidity risk” on pages 183 to 189 of the Annual Report 2024 (tagged);
•“Market risk” on pages 190 to 195 of the Annual Report 2024 (tagged);
•"Note 16: Measurement basis of financial assets and liabilities" on pages 258 to 259 of the Annual Report 2024 (tagged);
•"Note 19: Derivative financial instruments" on pages 271 to 274 Annual Report 2024 (tagged); and
•“Note 38: Contingent liabilities, commitments and guarantees - Capital commitments” on page 297 of the Annual Report 2024 (tagged)
for information on the liquidity and capital resources.
Investment portfolio, maturities, deposits
Reference is made to the sections titled:
•“Investment portfolio, maturities, deposits” section under Item 4.B - “Business overview” on page 23; and
•“Liquidity risk - Analysis of 2024 term issuance (audited)” on page 185 of the Annual Report 2024 (tagged)
The majority of the Group cash and cash equivalents are held in sterling.
C.Research and development, patents and licenses etc.
Reference is made to the section titled “Other statutory and regulatory information - Research and development activities” on page 135 of the
Annual Report 2024.
D.Trend information
Reference is made to the “Our External Environment” section on pages 12 to 15 of the Annual Report 2024 for information on trend information.
E.Critical accounting estimates
Reference is made to “Note 3: Critical accounting judgements and key sources of estimation uncertainty” on pages 228 to 229 of the Annual
Report 2024 (tagged) for information on critical accounting estimates.

70	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Item 6. Directors, Senior Management and Employees
A.Directors and senior management
The Group is led by the Board comprising a Chair (who was independent on appointment), independent non-executive directors and executive directors with a wide range of experience. The appointment of directors is considered by the Nomination and Governance Committee and approved by the Board. Following the provisions in the articles of association, directors must stand for election by the shareholders at the first annual general meeting following their appointment. In line with UK Corporate Governance best practice, all directors are subject to annual re-
election by shareholders at each annual general meeting thereafter. The service contracts of all current executive directors are terminable on 12 months’ notice from the Group and six months’ notice from the individual. The Chair also has a letter of appointment. The Chair’s engagement may be terminated on six months’ notice by either party. The Chair and the independent non-executive directors are not entitled to receive any payment for loss of office (other than in the case of the Chair’s fees for the six month notice period). Independent non-executive directors are appointed for an initial term of three years after which their appointment may continue subject to an annual review. Their appointment may be terminated, in accordance with statute, regulation and the articles of association, at any time with immediate effect and without compensation.
The Board meets regularly. In 2024, a total of 10 meetings were held.
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
All directors have access to the services of the Company Secretary and independent professional advice is available to the directors at the
Group’s expense, where they judge it necessary to discharge their duties as directors.
The Chair has a private discussion at least once a year with each director on a wide range of issues affecting the Group, including any matters which the directors, individually, wish to raise.
There is an induction programme for all directors, which is tailored to their specific requirements having regard to their specific role on the
Board and their skills and experience to date.
Reference is made to the sections titled:
•“Our Board at a glance” on page 77 of the Annual Report 2024;
•“Our Board” on pages 78 to 80 of the Annual Report 2024;
•“Group Executive Committee” on page 81 of the Annual Report 2024;
•“Board leadership and company purpose” on pages 82 to 90 of the Annual Report 2024;
•“Division of responsibilities” on page 91 of the Annual Report 2024; and
•“Composition, succession and evaluation” on pages 92 to 95 of the Annual Report 2024.
B.Compensation
For information on compensation, reference is made to the sections titled:
•“Directors’ remuneration report” on pages 110 to 133 of the Annual Report 2024 (note the Director’s remuneration report has not been audited under PCAOB standards);
•“Note 10: Operating expenses” on page 244 of the Annual Report 2024 (tagged);
•“Note 11: Share-based payments” on pages 245 to 248 of the Annual Report 2024 (tagged); and
•“Note 12: Retirement benefit obligations” on pages 248 to 253  of the Annual Report 2024 (tagged).
C.Board practices
For information on board practices, reference is made to the sections titled:
•“Composition, succession and evaluation" on pages 92 to 95 of the Annual Report 2024;
•“Remuneration Committee” on pages 110 to 112 of the Annual Report 2024;
•“2023 Directors’ Remuneration Policy” on pages 115 to 116 of the Annual Report 2024;
•“Nomination and Governance Committee Report” on pages 97 to 99 of the Annual Report 2024;
•“Audit Committee Report” on pages 100 to 103 of the Annual Report 2024 (except for the section titled “Viability statement” on page 102 of the Annual Report 2024, which is not incorporated by reference in this Annual Report on Form 20-F);
•“Board Risk Committee Report” on pages 104 to 108 of the Annual Report 2024;
•“Responsible Business Committee Report” on page 109 of the Annual Report 2024; and
•“Service agreements” and “Letters of appointment” on page 127 of the Annual Report 2024.

71	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
D.Employees
As at 31 December 2024, the Group employed 61,228 people (on a full-time equivalent basis), compared with 62,569 at 31 December 2023 and
59,354 at 31 December 2022. At 31 December 2024, 58,482 employees were located in the UK, 609 in continental Europe, 211 in the Americas, and 1,926 in the rest of the world. At the same date, 29,312 people were employed in Retail, 8,676 in Commercial Banking, 5,713 in Insurance,
Pensions and Investments, and 17,527 in other functions. Within Retail, Commercial Banking, Insurance, Pensions and Investments and other functions there were 782 agency staff.
The Group has the Code of Ethics and Responsibility which applies to all employees. The Code of Ethics and Responsibility can be found at:
https://www.lloydsbankinggroup.com/sustainability/esg-policies-downloads.html.
In continuing to consider its arrangements for engaging with the Group’s workforce, the Board approved in 2024 an evolved approach to colleague engagement and collective representation, to be implemented during 2025. This new approach will introduce three forums to better represent colleagues at grades where trade union membership is low. The forums will include the People Forum, the People Consultation Forum, and the Management Advisory Forum. The Group also recognises two Trade Unions for collective bargaining purposes at the three most junior grades. The Group also continues its engagement with Works Councils.
E.Share ownership
Reference is made to the section titled “Note 2(K): Accounting Policies (Employee benefits)” on page 224 of the Annual Report 2024 (tagged)
and “Note 11: Share-based payments” on pages 245 to 248 of the Annual Report 2024 (tagged) for information on share ownership.
Reference is made to the tables titled “Directors’ share interests and share awards”, “Outstanding share plan interests” and “Outstanding cash awards” on pages 123 to 124 of the Annual Report 2024.
F.Disclosure of a registrant's action to recover erroneously awarded compensation
There was no erroneously awarded compensation to management.
In 2023, the Group introduced a separate Performance Adjustment Policy which is specifically designed to comply with SEC rules which require listed firms in the US (including foreign issuers such as Lloyds Banking Group) to be able to recover certain variable awards in the event of a restatement of the company’s financial statements. This applies to awards made to the Group Executive Committee Members from 2 October
2023.
Item 7. Major Shareholders and Related Party Transactions
A.Major shareholders
All shareholders within a class of the Company’s shares have the same voting rights. As at 10 February 2025 the Company had received notification under the FCA Disclosure Guidance and Transparency Rules (‘DTR’) of the following holdings in the Company’s issued ordinary share capital.

	Interest in shares	% of issued share capital /voting rights[1]
BlackRock, Inc.	3,668,756,765[2]	5.14%
Harris Associates L.P.	3,546,216,787[3,4]	4.99%
Norges Bank	1,935,747,756[5]	3.02%
1Percentage correct as at the date of notification.
2The notification of 13 May 2015 provided by BlackRock, Inc. under Rule 5 of the DTR identifies (i) an indirect holding of 3,599,451,380 shares in the Company representing 5.04 per cent of the voting rights in the Company as at 12 May 2015, and (ii) a holding of 69,305,385 in other financial instruments in respect of the Company representing 0.09 per cent of the voting rights of the Company as at 12 May 2015. BlackRock, Inc.’s holding most recently notified to the Company under Rule 5 of the DTR varies from the holding disclosed in
BlackRock, Inc.’s Schedule 13-G filing with the SEC dated 8 February 2024, which identifies beneficial ownership of 5,352,886,800 shares in the Company representing 8.4 per cent of the issued share capital in the Company. This variance is attributable to different notification and disclosure requirements between these regulatory regimes. The notifiable holding by BlackRock, Inc. received by the Company has not changed since 31 December 2015. Prior to 31 December 2015, BlackRock, Inc.’s holding in the Company was not required to be disclosed under the SEC rules.
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
5Holding is composed of 1,927,747,756 ordinary shares, and 8,000,000 American Depositary Receipts.
As at 10 February 2025, the Company had 2,104,300 registered ordinary shareholders. The majority of the Company’s ordinary shareholders are registered in the United Kingdom. 2,119,128,245 ordinary shares, representing 3.49 per cent of the Company’s issued share capital, were held by
BNY Mellon as depositary for the ordinary share American Depositary Share Programme through which there were 193 record holders.
Additionally, the majority of the Company’s preference shareholders are registered in the United Kingdom, with a further one record holder with an address in the United States registered through the Company’s preference share American Depositary Share Programme.
B.Related party transactions
Reference is made to the section titled “Note 37: Related party transactions” on pages 296 to 297 of the Annual Report 2024 (tagged) for information on related party transactions.
C.Interests of experts and counsel
Not applicable.

72	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Item 8. Financial Information
A.Consolidated statements and other financial information
The Consolidated Financial Statements and Notes to the Consolidated Financial Statements, on pages 212 to 302 of the Annual Report 2024
(tagged) are incorporated herein by reference.
See also Item 18 - “Financial Statements” on page 80. The audit opinion of Deloitte LLP (PCAOB ID No. 1147) is also included in Item 18.
Dividends
The Company’s ability to pay dividends is restricted under UK company law. Dividends may only be paid if distributable profits are available for that purpose. In the case of a public limited company, a dividend may only be paid if the amount of net assets is not less than the aggregate of the called-up share capital and undistributable reserves and if the payment of the dividend will not reduce the amount of the net assets to less than that aggregate. In addition, a company cannot pay a dividend if any of its UK insurance subsidiaries is insolvent on a regulatory valuation basis or, in the case of regulated entities, if the payment of a dividend results in regulatory capital requirements not being met. Similar restrictions exist over the ability of the Company’s subsidiary companies to pay dividends to their immediate parent companies. Furthermore, in the case of the Company, dividends may only be paid if sufficient distributable profits are available for distributions due in the financial year on certain preferred securities. The Board has the discretion to decide whether to pay a dividend and the amount of any dividend. In making this decision, the board is mindful of the level of dividend cover and, consequently, profit growth may not necessarily result in increases in the dividend. In the case of American Depositary Shares, dividends are paid through The Bank of New York Mellon which acts as paying and transfer agent.
The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return further surplus capital through buybacks or special dividends.
In February 2024, the Board approved an ordinary share buyback programme of up to £2 billion to return surplus capital in respect of 2023. This commenced in February 2024 and completed in November 2024, with c.3.7 billion ordinary shares repurchased.
In respect of 2024, the Board has recommended a final ordinary dividend of 2.11 pence per share, which, together with the interim ordinary dividend of 1.06 pence per share totals 3.17 pence per share, an increase of 15 per cent compared to 2023, in line with the Board’s commitment to a progressive and sustainable ordinary dividend. The Board has also announced its intention to implement an ordinary share buyback of up to
£1.7 billion, which will commence as soon as is practicable and is expected to be completed by 31 December 2025.
Based on the total ordinary dividend and the announced ordinary share buyback the total capital return in respect of 2024 will be up to
£3.6 billion, equivalent to c.9 per cent (as at 14 February 2025) of the Group’s market capitalisation value.
The table below sets out the interim and final dividends declared in respect of the ordinary shares for fiscal years 2020 through 2024. The
Sterling amounts have been converted into US Dollars at the Noon Buying Rate in effect on each payment date with the exception of the recommended final dividend for 2024, for which the Sterling amount has been converted into US Dollars at the Noon Buying Rate on
14 February 2025.

	Interim ordinary dividend per share (pence)	Interim ordinary dividend per share (cents)	Final ordinary dividend per share (pence)	Final ordinary dividend per share (cents)
2020	–	–	0.57	0.81
2021	0.67	0.93	1.33	1.66
2022	0.80	0.94	1.60	1.99
2023	0.92	1.15	1.84	2.32
2024	1.06	1.38	2.11	2.66
Legal actions and regulatory matters
During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Further discussion on the Group’s regulatory and legal provisions is set out in “Note 28: Provisions” on pages 288 to
289 of the Annual Report 2024 (tagged) and its contingent liabilities relating to other legal actions and regulatory matters is set out in “Note
38: Contingent liabilities, commitments and guarantees” on pages 297 to 298 of the Annual Report 2024 (tagged).
B. Significant changes
No significant change has occurred since the date of the annual financial statements.

73	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Item 9. The Offer and Listing
A.Offer and listing details
The ordinary shares of the Company are listed and traded on the London Stock Exchange under the symbol ‘LLOY’. The prices for shares as quoted in the official list of the London Stock Exchange are in pounds Sterling.
The Company’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE) under the symbol ‘LYG’. Each ADS represents four ordinary shares.
B.Plan of distribution
Not applicable.
C.Markets
Please refer to Item 9.A - “Offer and listing details” on page 73. In addition, as shown in the cover of this Annual Report on Form 20-F, certain debt securities issued by the Company are listed and traded on the NYSE, and the Company’s Additional Tier 1 Securities also listed in the cover of this Annual Report on Form 20-F are listed and traded on Euronext Dublin.
D.Selling shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the issue
Not applicable.
Item 10. Additional Information
A.Share capital
Not applicable.
B.Memorandum of articles of association
For information regarding the Articles of Association, please refer to the discussion under the corresponding section of the Annual Report on
Form 20-F for the year ended 31 December 2021, filed with the SEC on 28 February 2022, which discussion is hereby incorporated by reference into this Annual Report on Form 20-F.
C.Material contracts
The Company and its subsidiaries are party to various contracts in the ordinary course of business. There have been no material contracts, other than contracts entered into in the ordinary course of business, to which Lloyds Banking Group plc or any member of the Group became a party in 2024.
D.Exchange controls
There are no UK laws, decrees or regulations that restrict the Company’s import or export of capital, including the availability of cash and cash equivalents for use by Lloyds Banking Group, or that affect the remittance of dividends, interest or other shareholders’ payments to non-UK holders of the Company’s shares, except as set out in Taxation.

74	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
E.Taxation
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
UK taxation of dividends
The Company will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs to a US holder.
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
UK tax law provides that when a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary to facilitate the issue of ADSs to a person representing the ordinary shares or to a person providing clearance services (or their nominee or agent), a liability to
UK stamp duty or SDRT at the rate of 1.5 per cent (rounded up to the next multiple of £5 in the case of stamp duty) of the listed price of the ordinary shares, calculated in sterling, will arise. Where a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary or clearance services this charge will generally apply, and generally be payable by the person receiving the ADSs or transferring the ordinary shares into the clearance service. However, such transfers of ordinary shares will not attract a liability to stamp duty or SDRT where they satisfy the conditions of an exemption or relief, including exemptions which can apply to certain transfers made in the course of capital raising or qualifying listing arrangements.
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
This discussion does not address any minimum or Medicare Contribution tax consequences, nor does it address US federal tax consequences to
US holders that are subject to special rules, such as:
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
•partnerships or other entities classified as partnerships for US federal income tax purposes; or
•persons that own or are deemed to own 10 per cent or more (by vote or value) of the stock of the Company.
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
In general, a US holder who owns ADSs should be treated as the owner of the underlying shares represented by those ADSs for US federal income tax purposes. Accordingly, no gain or loss should be recognised if a US holder exchanges ADSs for the underlying shares represented by those ADSs.

75	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Owners of ADSs or ordinary shares should consult their tax advisers as to the US, UK or other tax consequences of the ownership and disposition of such securities in their particular circumstances, including the effect of any US state or local tax laws.
Taxation of distributions
Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined in accordance with US federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US holders as dividends. The dividends will generally be foreign-source income to US holders and will not be eligible for the dividends-received deduction generally allowed to US corporations under the Code.
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
Taxation of capital gains
Gain or loss realised by a US holder on a sale or other disposition of ADSs or ordinary shares will generally be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the US holder’s tax basis in the ADSs or ordinary shares disposed of and the amount realised on the disposition, in each case as determined in US Dollars. Gains or losses, if any, will generally be US-source and will be long-
term if the US holder held the ADSs or ordinary shares for more than one year. The deductibility of losses is subject to limitations.
Any UK stamp duty or SDRT imposed upon transfers of ADSs or ordinary shares will not be treated as a creditable foreign tax for US federal income tax purposes. US holders should consult their tax advisers regarding whether any such UK stamp duty or SDRT may be deductible or reduce the amount of gain (or increase the amount of loss) recognised upon a sale or other disposition of the ADSs or ordinary shares.
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
The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the US holder’s US federal income tax liability and may entitle it to a refund, provided that the required information is furnished on a timely basis to the Internal Revenue Service.
F.Dividends and paying agents
Not applicable.
G.Statements by experts
Not applicable.
H.Documents on display
Documents referred to and filed with the SEC together with this Annual Report on Form 20-F can be read and copied at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.
Copies of this Annual Report on Form 20-F as well as the Annual Report 2024 can be downloaded from the Financial Downloads page at
www.lloydsbankinggroup.com. The contents of this website are not incorporated by reference into this Annual Report on Form 20-F. This
Annual Report on Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.
I.Subsidiary information
Reference is made to the Item 4.C - “Organisational structure” on page 27.
J.Annual Report to Security Holders
The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-
K.
Item 11. Qualitative and Quantitative Disclosures About Market Risk
Reference is made to the sections titled:
•“Credit Risk” on pages 43 to 67;
•“Market Risk” on pages 190 to 195 of the Annual Report 2024 (tagged); and
•“Note 41: Financial risk management” on page 300 of the Annual Report 2024 (tagged)
for information on market risk.
Reference is made to the “Loan portfolio” section under Item 4.B - “Business overview” on page 22.

76	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part I continued
Item 12. Description of Securities Other than Equity Securities
A.Debt securities
Not applicable.
B.Warrants and rights
Not applicable.
C.Other securities
Not applicable.
D.American Depositary Shares
ADR fees
The Company's American Depositary Shares (ADSs) are listed on the NYSE under the symbol “LYG”. Each ADS represents four ordinary shares.
The Group’s depositary, The Bank of New York Mellon (240 Greenwich Street, New York, New York 10286), collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making cash distributions to investors (including dividends) by deducting those fees from the amounts
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
Fees received to date
In 2024, the Company received from the depositary $1,534,957 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees.
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
tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. The depositary has agreed to provide payments to the Company based on the level of issuance, cancellation and dividend fees.

77	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part II continued
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
Reference is made to the section titled “Board responsibility”, “Control effectiveness review” and “Reviews by the Board” on page 96 of the
Annual Report 2024 for information on controls and procedures.
Statement on US Corporate Governance Standards
The Board is committed to the delivery of the Group’s strategy which is underpinned by high standards of corporate governance designed to ensure consistency and rigour in its decision making. This report explains how those standards, in particular, those laid down in the Financial
Reporting Council’s UK Corporate Governance Code 2018 (the “UK Code”), apply in practice to ensure that the Board and management work together for the long-term benefit of the Company and its shareholders. The UK Code can be accessed at www.frc.org.uk.
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
Information on the role and activities of the Nomination and Governance Committee, the Audit Committee, the Board Risk Committee and the
Responsible Business Committee can be found on pages 97 to 109 of the Annual Report 2024, which are incorporated by reference in this
Annual Report on Form 20-F. For additional information about the Group's internal and external audit functions, reference is made to the sections “Audit, risk and internal control” on page 96 of the Annual Report 2024 and the “Audit Committee Report” on pages 100 to 103 of the
Annual Report 2024, except for the “Viability statement” on page 102 of the Annual Report 2024. Further information about the work of the
Remuneration Committee is included on pages 110 to 112 of the Annual Report 2024.
As a non-US company listed on the NYSE the Company is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE, key differences are set out in the paragraphs below. As the Company’s main listing is on the London Stock Exchange, it follows the principles contained in the UK Code. The Group confirms that it applied the principles and complied with all the relevant provisions of the Code throughout 2024. Compliance with the UK Code is discussed further on page 75 of the Annual Report 2024.
The NYSE corporate governance listing standards require domestic US companies to adopt and disclose corporate governance policies. For the
Company, consistent with the principles of the UK Code, the Nomination and Governance Committee sets the corporate governance principles applicable to the Company and oversees the annual evaluation of the performance of the Board, its Committees and its individual members.
Under the NYSE corporate governance listing standards, the remuneration, nomination and governance committees of domestic US companies must be comprised of entirely independent directors. However for the Company, again consistent with the principles of the UK Code, the
Remuneration Committee and the Nomination and Governance Committee include the Chair, with all other members being independent non-
executive directors.
Disclosure controls and procedures
As of 31 December 2024, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the
Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Company’s disclosure controls and procedures, at 31 December 2024, were effective for gathering, analysing and disclosing with reasonable assurance the information that
Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.
Changes in internal control over financial reporting
There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2024 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.
Management report on internal control over financial reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The
Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.
The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards and that receipts and expenditures are being made only in accordance with authorisations of management and directors of the Company; and (iii)
provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
The management of the Company assessed the effectiveness of the Company’s internal control over financial reporting at 31 December 2024 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the
Treadway Commission (COSO). Based on this assessment, management concluded that, at 31 December 2024, the Company’s internal control over financial reporting was effective.
Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Deloitte LLP, an independent registered public accounting firm, has issued opinions on the Company’s consolidated financial statements and on its internal controls over financial reporting. These opinions appear on pages 84 to 87 and 78.

78	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part II continued
Report of independent registered public accounting firm
To the shareholders and the Board of Directors of Lloyds Banking Group plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Lloyds Banking Group plc and subsidiaries (the "Group") as at 31 December
2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at 31 December 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the
consolidated financial statements as at and for the year ended 31 December 2024, of the Group and our report dated 20 February 2025, expressed an unqualified opinion on those financial statements.
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
/s/ Deloitte LLP
London, United Kingdom
20 February 2025

79	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part II continued
Item 16. [Reserved]
[Reserved]
Item 16A. Audit Committee Financial Expert
Reference is made to the section titled “Our Board” on pages 78 to 80 of the Annual Report 2024 for information on the name, position and experience of the members of the audit committee.
Sarah Legg is designated as the Audit Committee financial expert as defined by the SEC. All members of the audit committee qualify as independent as defined by the US Exchange Act and the NYSE Corporate Governance Standards applicable to listed companies as described in
Section 303A of the NYSE Listed Company Manual.
Audit Committee report
Reference is made to the sections titled:
•“Audit Committee Report” on pages 100 to 103 of the Annual Report 2024, except for the “Viability statement” on page 102 of the Annual
Report 2024.
Item 16B. Code of Ethics
Please refer to the “Employees” section under Item 6.D - “Employees” on page 71.
Item 16C. Principal Accountant Fees and Services
Reference is made to the sections titled:
•“Note 13: Auditors’ Remuneration” on pages 253 to 254 of the Annual Report 2024 (tagged).
•“Auditor independence and remuneration”, “External auditor” and “Statutory Audit Services compliance” on page 103 of the Annual Report
2024
for information on principal accountant fees and services.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
For additional information about the Group's corporate governance practices, reference is made to the sections titled:
•“Item 15 - Controls and Procedures” on page 77;
•“UK Corporate Governance Code” on page 75 of the Annual Report 2024;
•“Chair's statement” on page 76 of the Annual Report 2024; and
•“Board leadership and company purpose” on pages 82 to 90 of the Annual Report 2024.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
The Company has adopted dealing policies setting out requirements in relation to dealings in the Company’s securities by the Company’s
Directors, its executive committee members and attendees (in each case through the Dealing Policy for Directors, GEC Members and GEC
Attendees) and other employees (through the Code of Ethics and Responsibility). The Company believes these policies to be reasonably designed to promote compliance with applicable insider trading and market abuse regulations, in particular the UK Market Abuse Regulation, insider trading laws, rules and regulations, and the exchange listing standards. The Board recognises that it is the individual responsibility of each director and employee to ensure he or she complies with the policies and applicable insider trading laws.
The Dealing Policy for Directors, GEC Members and GEC Attendees is filed as Exhibit 11.1 to this Annual Report on Form 20-F. The Code of Ethics and Responsibility can be found at www.lloydsbankinggroup.com/sustainability/esg-policies-downloads.html and is filed as Exhibit 11.2 to this
Annual Report on Form 20-F.

80	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part II continued
Item 16K. Cybersecurity
The Group adopts a risk-based approach to mitigate cyber threats it faces. The effective operation of the Group’s estate is supported by an IT and Cyber Security Governance framework, guided by a threat-based strategy which underpins investment decisions. The ongoing protection of the estate and confidentiality of material information is ensured through adherence to the Group Security Policy and supporting third-party supplier security schedule, which have been aligned to industry good practice including the NIST Cyber Security Framework; and material laws and regulations. The Group’s IT systems and information security risk management processes, which includes assessment, documentation and treatment have been integrated into its overall enterprise risk management framework. The Group engages a specialist third party consultancy on a periodic basis, to assess the maturity of its cyber security programme, in assessing, identifying and managing material risks from cybersecurity threats. During the handling of an incident, the Cyber Security team will continuously monitor and assess the impact to the
Group. Thresholds have been set that, once triggered, will bring the information security risk owning business representatives, legal and compliance teams together as a subcommittee. The subcommittee will own the invocation of crisis management, Board notification and the drafting of any regulatory notifications. In the event of a major information security incident, including those with a material impact on the
Group, the Chief Security Officer (CSO) maintains engagement with the executive, supported by the Group incident management teams.
Whilst the Group did not identify any cyber threats that materially affected its business strategy, results of operations or financial condition in
2024, the Group remains exposed to the risk of cyber threats and future interruptions that could potentially disrupt business operations and materially adversely affect the Group’s performance. The Board continues to invest heavily to protect the Group from cyber-attacks.
Investment continues to focus on improving the Group’s approach to identity and access management, data loss prevention, improving capability to detect, respond and recover from cyber-attacks and improved ability to manage vulnerabilities across the estate.
The Board has overall oversight responsibility for the Group’s IT systems and information security risk management and delegates this oversight to the Group Risk Committee (“GRC”). GRC is responsible for ensuring that management has processes in place designed to identify and evaluate IT systems and information security risks that the Group is exposed to, and implementing processes and programmes to manage these risks and mitigate related incidents within appetite. GRC also reports material IT systems and information security risks to the Board via the
Board Risk Committee (“BRC”). BRC continues to be supported by the IT and Cyber Advisory Forum (“ITCAF”), which is attended by the BRC chair and other Board members. ITCAF dedicates additional time and resource to reviewing and challenging risks associated with IT infrastructure, IT strategy, IT resilience and cyber risks. Senior management is responsible for identifying, considering and assessing material IT systems and information security risks on an ongoing basis, establishing processes to ensure that such potential risk exposures are monitored, putting in place appropriate mitigation measures and maintaining control improvement programmes.
To deal with cybersecurity threats, the Group has a dedicated Cyber Security function led by a certified CSO with over 13 years of security experience at the UK Government, Bank of England and major financial services institutions at a leadership level. The CSO actively participates in Audit Committee and Board meetings and is responsible for offering updates on information security risks and mitigation strategies to the
Board and its subcommittees. Additionally, the CSO chairs a subcommittee comprised of stakeholders including, but not limited to security representatives, risk management, compliance and Group Internal Audit. This subcommittee is focused on information security, to review major policy changes, strategies and key risk mitigations to enhance the governance of the information security strategies and policies.
Part III
Item 17. Financial Statements
See response to Item 18 - “Financial Statements”.
Item 18. Financial Statements
The Consolidated Financial Statements and Notes to the Consolidated Financial Statements, on pages 212 to 302 of the Annual Report 2024
(tagged) are incorporated herein by reference.

81	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part III continued
Schedule: Parent company disclosures
(A)Company income statement

	2024 £m	2023 £m	2022 £m
Net interest expense	(296)	(497)	(346)
Dividends from subsidiaries	5,187	5,024	1,120
Other income	762	743	770
Total income	5,653	5,270	1,544
Operating expenses	(216)	(225)	(200)
Impairment credit (charge)	3	10	(13)
Profit before tax	5,440	5,055	1,331
Tax credit	48	84	68
Profit for the year	5,488	5,139	1,399

Profit attributable to ordinary shareholders	4,990	4,612	961
Profit attributable to other equity holders	498	527	438
Profit for the year	5,488	5,139	1,399
(B)Company balance sheet

	2024 £m	2023 £m
Assets
Cash and cash equivalents	22	17
Financial assets at fair value through profit or loss	23,370	21,453
Derivative financial instruments	519	552
Debt securities	2,354	2,429
Loans to subsidiaries	17,068	14,742
Investment in subsidiaries	51,334	50,826
Current tax recoverable	75	114
Deferred tax assets	23	74
Other assets	14	6
Total assets	94,779	90,213
Liabilities
Due to subsidiaries	3	3
Financial liabilities at fair value through profit or loss	24,896	18,473
Derivative financial instruments	939	1,129
Debt securities in issue at amortised cost	8,310	10,211
Other liabilities	142	141
Subordinated liabilities	9,720	9,707
Total liabilities	44,010	39,664
Equity
Share capital	6,062	6,358
Share premium account	18,720	18,568
Merger reserve	6,759	6,806
Capital redemption reserve	5,751	5,370
Retained profits	7,282	6,507
Shareholders’ equity	44,574	43,609
Other equity instruments	6,195	6,940
Total equity	50,769	50,549
Total equity and liabilities	94,779	90,213

82	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part III continued
Schedule: Parent company disclosures continued
(C)Company statement of changes in equity

	Attributable to ordinary shareholders
	Share capital and premium £m	Merger reserve £m	Capital redemption reserve £m	Retained profits £m	Total £m	Other equity instruments £m	Total £m
At 1 January 2022	25,581	6,806	4,479	7,626	44,492	5,906	50,398
Total comprehensive income[1]	–	–	–	961	961	438	1,399
Transactions with owners
Dividends	–	–	–	(1,475)	(1,475)	–	(1,475)
Distributions on other equity instruments	–	–	–	–	–	(438)	(438)
Issue of ordinary shares	105	–	–	–	105	–	105
Share buyback	(453)	–	453	(2,013)	(2,013)	–	(2,013)
Issue of other equity instruments	–	–	–	(5)	(5)	750	745
Repurchase and redemptions of other equity instruments	–	–	–	(37)	(37)	(1,359)	(1,396)
Movement in treasury shares	–	–	–	(59)	(59)	–	(59)
Value of employee services	–	–	–	224	224	–	224
Total transactions with owners	(348)	–	453	(3,365)	(3,260)	(1,047)	(4,307)
At 31 December 2022	25,233	6,806	4,932	5,222	42,193	5,297	47,490
Total comprehensive income[1]	–	–	–	4,612	4,612	527	5,139
Transactions with owners
Dividends	–	–	–	(1,651)	(1,651)	–	(1,651)
Distributions on other equity instruments	–	–	–	–	–	(527)	(527)
Issue of ordinary shares	131	–	–	–	131	–	131
Share buyback	(438)	–	438	(1,993)	(1,993)	–	(1,993)
Issue of other equity instruments	–	–	–	(13)	(13)	1,778	1,765
Repurchase and redemptions of other equity instruments	–	–	–	–	–	(135)	(135)
Movement in treasury shares	–	–	–	103	103	–	103
Value of employee services	–	–	–	227	227	–	227
Total transactions with owners	(307)	–	438	(3,327)	(3,196)	1,116	(2,080)
At 31 December 2023	24,926	6,806	5,370	6,507	43,609	6,940	50,549
Total comprehensive income[1]	–	–	–	4,990	4,990	498	5,488
Transactions with owners
Dividends	–	–	–	(1,828)	(1,828)	–	(1,828)
Distributions on other equity instruments	–	–	–	–	–	(498)	(498)
Issue of ordinary shares	190	–	–	–	190	–	190
Share buyback	(369)	–	369	(2,011)	(2,011)	–	(2,011)
Redemption of preference shares	35	(47)	12	–	–	–	–
Issue of other equity instruments	–	–	–	(6)	(6)	763	757
Repurchase and redemptions of other equity instruments	–	–	–	(316)	(316)	(1,508)	(1,824)
Movement in treasury shares	–	–	–	(173)	(173)	–	(173)
Value of employee services	–	–	–	119	119	–	119
Total transactions with owners	(144)	(47)	381	(4,215)	(4,025)	(1,243)	(5,268)
At 31 December 2024	24,782	6,759	5,751	7,282	44,574	6,195	50,769
1Total comprehensive income comprises only the profit for the year.

83	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part III continued
Schedule: Parent company disclosures continued
(D)Company cash flow statement

	2024 £m	2023 £m	2022 £m
Cash flows from operating activities
Profit before tax	5,440	5,055	1,331
Adjustments for:
Fair value and exchange adjustments and other non-cash items	(83)	744	21
Change in other assets	(1,850)	(1,317)	(177)
Change in other liabilities and other items	4,523	(555)	1,626
Dividends received	(5,187)	(5,024)	(1,120)
Distributions on other equity instruments received	(541)	(505)	(338)
Tax refunded	115	4	27
Net cash provided by (used in) operating activities	2,417	(1,598)	1,370
Cash flows from investing activities
Return of capital contribution	1	1	4
Dividends received	5,187	5,024	1,120
Distributions on other equity instruments received	541	505	338
Acquisitions of and capital injections to subsidiaries	(1,309)	(1,496)	(250)
Return of capital by subsidiaries	800	278	–
Amounts advanced to subsidiaries	(4,340)	(4,563)	(3,148)
Repayment of loans to subsidiaries	2,055	3,556	4,234
Interest received on loans to subsidiaries	386	410	408
Net cash provided by investing activities	3,321	3,715	2,706
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,828)	(1,651)	(1,475)
Distributions on other equity instruments	(498)	(527)	(438)
Interest paid on subordinated liabilities	(509)	(466)	(370)
Proceeds from issue of subordinated liabilities	812	1,416	838
Proceeds from issue of other equity instruments	757	1,765	745
Proceeds from issue of ordinary shares	187	86	31
Share buyback	(2,011)	(1,993)	(2,013)
Repayment of subordinated liabilities	(819)	(643)	–
Repurchase and redemptions of other equity instruments	(1,824)	(135)	(1,396)
Net cash used in financing activities	(5,733)	(2,148)	(4,078)
Change in cash and cash equivalents	5	(31)	(2)
Cash and cash equivalents at beginning of year	17	48	50
Cash and cash equivalents at end of year	22	17	48
(E)Interests in subsidiaries
The principal subsidiaries, all of which have prepared accounts to 31 December 2024 and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
Lloyds Bank plc	England	100%	Banking and financial services	25 Gresham Street, London EC2V 7HN
Scottish Widows Limited	England	100%*	Life assurance	25 Gresham Street, London EC2V 7HN
HBOS plc	Scotland	100%*	Holding company	The Mound, Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound, Edinburgh EH1 1YZ
Lloyds Bank Corporate Markets plc[1]	England	100%	Banking and financial services	25 Gresham Street, London EC2V 7HN
LBG Equity Investments Limited[1]	England	100%	Financial services	25 Gresham Street, London EC2V 7HN
*Indirect interest
1Subsidiary that does not meet quantitative threshold for significance. Included for consistency with the consolidated financial statements.
The principal area of operation for each of the above subsidiaries is the United Kingdom.

84	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part III continued
Report of independent registered public accounting firm
To the shareholders and the Board of Directors of Lloyds Banking Group plc
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Lloyds Banking Group plc and subsidiaries (the ‘Group’) as at 31 December
2024 and 2023, the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in equity, and cash flow statements, for each of the three years in the period ended 31 December 2024, and the related notes, the disclosures marked as ‘Audited’ within Item 5 in the Operating and Financial Review and Prospects section on pages 28 to 69 and the schedule included in
Item 18 (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards
Board (‘IASB’).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the
Group's internal control over financial reporting as at 31 December 2024, based on criteria established in Internal Control – Integrated
Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 20 February 2025, expressed an unqualified opinion on the Group's internal control over financial reporting.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Expected credit losses
Impairment of loans and advances
Refer to notes 2, 14, 20, 21 and 41 in the financial statements
Critical Audit Matter description
The Group has recognised £3.5 billion of expected credit losses (‘ECL’) as at 31 December 2024. The valuation and allocation of ECL consists of a number of assumptions that are inherently uncertain and require a high degree of complex and subjective auditor judgement, specialised skills and knowledge, and complex impairment modelling. The increasing economic uncertainty resulting from geopolitical risks and recent changes in government policy in the United Kingdom (‘UK’) has further heightened the levels of judgement required, especially in the development of the base case economic scenario and alternative economic scenarios. As a consequence, we have determined ECL as a key audit matter.
The key areas we identified as having the most significant level of management judgement were in respect of:
•Multiple economic scenarios;
•Collectively assessed ECL;
•Individually assessed ECL; and
•ECL model adjustments.
Multiple economic scenarios
The Group’s economics team develops the future economic scenarios by developing a base case forecast based on a set of conditioning assumptions, with the three outer economic scenarios (upside, downside and severe downside) derived using a Monte Carlo simulation around the base case. The modelled severe downside scenario is then adjusted to capture supply-side risks not contemplated by the Monte Carlo model.  The upside, the base case and the downside scenarios are weighted at a 30% probability and the severe downside at a 10% probability.
The development of the base case scenario, including the conditioning assumptions, is inherently highly complex and requires significant judgement.

85	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part III continued
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
•behavioural lives of products in the Retail division;
•credit risk ratings for the Commercial Banking division, which are performed on a counterparty basis for larger exposures by a credit officer;
and
•the appropriate allocation of assets into the correct staging taking into account any significant deterioration in credit risk since inception of the loan.
Individually assessed ECL
For individual provision assessments of larger exposures in stage 3 in the Commercial Banking division, complex and subjective auditor judgement including specialised knowledge is required in evaluating the methodology, models and inputs that are inherently uncertain in determining the ECL. The significant judgements in estimating provisions are the:
•completeness and appropriateness of the potential workout scenarios identified;
•probability of default assigned to each identified potential workout scenario; and
•valuation assumptions used in determining the expected recovery strategies.
ECL model adjustments
Where impairment models do not incorporate all factors relevant to estimating the ECL, adjustments are made to address known model limitations and data limitations, emerging or non-modelled risks and the impact of economic uncertainty on different industry sectors. The identification of model limitations is highly judgemental and inherently uncertain. The adjustments made to address these limitations require specialist auditor judgement when evaluating the:
•completeness of adjustments; and
•methodology, assumptions, models and inputs.
How the Critical Audit Matter was addressed in the audit
Multiple economic scenarios
We performed the following procedures:
•tested the controls over the generation of the multiple economic scenarios including those over the Group’s governance processes to approve the base case, different scenarios and the weightings applied to each scenario;
•working with our internal economic specialists:
◦challenged and evaluated economic forecasts in the base scenario such as the unemployment rate, House Price Index, Commercial Real
Estate prices, inflation and forecasted interest rates, and Gross Domestic Product through comparison to independent economic outlooks, other external analyses and market data;
◦challenged and evaluated the appropriateness of  changes in assumptions and/or the model including changes to the non-modelled severe downside approach;
◦challenged and evaluated the appropriateness of the methodology applied to generate alternative macroeconomic scenarios, including associated weightings and assumptions within the model; and
◦independently replicated the multiple economic scenario model and compared the outputs of our independent model to the Group’s output to test scenario generation;
•tested the completeness and accuracy of the data used by the model;
•performed a stand back assessment of the appropriateness of the weightings applied to each of the scenarios based on publicly available data; and
•evaluated the appropriateness of disclosures in respect of significant judgements and sources of estimation uncertainty including macroeconomic scenarios.
Collectively assessed ECL
We tested controls across the process to estimate the ECL provisions including:
•model governance, including model validation and monitoring;
•model assumptions;
•allocation of assets into stages, including those to determine the credit risk rating in the Commercial Banking division; and
•completeness and accuracy of the data used by the model
Working with our internal modelling specialists our audit procedures over the key areas of estimation in the valuation and allocation of the ECL covered the following:
•Model estimations; where we:
–evaluated the appropriateness of the modelling approach and assumptions used;
–independently replicated a sample of the models for all in-scope portfolios and compared the outputs of our independent models to the
Group’s outputs;
–assessed model performance by evaluating variations between observed data and model predictions;
–developed an understanding of model limitations and assessed these and remedial actions; and
–tested the completeness and accuracy of the data used in model execution and calibration.
•Allocation of assets into stages, where we:
–evaluated the appropriateness of quantitative and qualitative criteria used for allocation into IFRS 9 stages, including independently assessing the credit rating of a sample of loans in the Commercial Banking division;
–tested the appropriateness of the stage allocation for a sample of exposures; and
–tested the data used by models in assigning IFRS 9 stages and evaluated the appropriateness of the model logic used.

86	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part III continued
Individually assessed ECL
For expected credit losses assessed individually we have:
•selected senior team members with extensive IFRS 9 knowledge and expertise to design and lead the execution of the audit of ECL;
•tested the controls over individually assessed provisions including assumptions and inputs into workout and recovery scenarios, as well as valuation assumptions used; and
•evaluated the appropriateness of workout and recovery scenarios identified including the judgements to determine the timing and value of associated cash flows as well as consideration of climate risk.
ECL model adjustments
In respect of the adjustments to models, we performed the following procedures in conjunction with our specialists:
•tested the controls over the valuation of in-model and post-model adjustments, including methodology, calculation, assumptions and the completeness and accuracy of data used;
•evaluated the methodology, rationale and assumptions in developing the adjustments, and evaluated the Group’s selection of approaches;
•tested the completeness and accuracy of the data used in formulating the judgements;
•performed a recalculation of adjustments;
•evaluated the completeness of adjustments based on our understanding of both model and data limitations; and
•assessed the appropriateness of the disclosures and whether the disclosures appropriately address the uncertainty which exists in determining the ECL.
Regulatory and litigation matters
Other provisions
Refer to notes 2 and 28 in the financial statements
Critical Audit Matter description
The Group operates in an environment where it is subject to regulatory investigations, litigation and customer remediation including allegations of fraud and misconduct. The Group is currently exposed to a number of regulatory and litigation matters. The Group’s provision for these matters is £1.6 billion as at 31 December 2024. In the current year, the Group recognised a further provision of £700 million relating to motor finance commission arrangements.
Significant judgement is required by the Group in determining whether, under IAS 37 Provisions, Contingent Liabilities and Contingent Assets:
•The amount recorded is representative of the Group’s best estimate to settle the obligation based on the information available to the
Group, including in respect of motor finance commission arrangements where there is significant uncertainty around the final outcome as a result of the recent Court of Appeal decisions, appeal to the Supreme Court and the impact of the on-going review by the Financial Conduct
Authority (‘FCA’); and
•Any contingent liabilities and underlying significant estimation uncertainties are adequately disclosed.
How the Critical Audit Matter was addressed in the audit
We performed the following audit procedures:
•tested the Group’s controls over the completeness of provisions, the review of the assessment of the provision against the requirements of
IAS 37, the review of the appropriateness of judgements used to determine a best estimate and the completeness and accuracy of data used in the process;
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
•critically evaluated the Group’s conclusion in the context of the requirements of IAS 37 where no provision was made;
•evaluated whether the disclosures made in the financial statements appropriately reflect the facts and key sources of estimation uncertainty, including in respect of motor finance commission arrangements;
•specifically in respect of motor finance commission arrangements, we:
–tested the governance control operating over the choice of assumptions used, including agreement to previous redress experience where applicable;
–engaged with our internal modelling specialists to review relevant aspects of the code used to extract commission data used within the model;
–tested the mathematical accuracy of the model including the completeness and accuracy of data used in the model;
–inspected information available for the historical complaints, both supportive and contradictory, the view of independent analysts and the decisions made by the courts;
–reviewed correspondence with external legal counsel to support the probability weighting applied;
–inspected correspondence and made direct inquiry with the Group’s regulators; and
–tested the methodology and assumptions applied to determine the provision.
Defined benefit obligations
Retirement benefit obligations
Refer to notes 2 and 12 in the financial statements
Critical Audit Matter description
The Group operates a number of defined benefit retirement schemes, the obligations for which totalled £27.1 billion as at 31 December 2024.
Their valuation is determined with reference to key actuarial assumptions including mortality assumptions, discount rates and inflation rates.
Due to the size of these schemes, small changes in these assumptions can have a material impact on the value of the defined benefit obligation and therefore, the determination of these assumptions requires significant auditor judgement.
How the Critical Audit Matter was addressed in the audit
We performed the following audit procedures:
•tested the Group’s controls over the valuation the defined benefit obligations, including controls over the assumptions setting process; and
•challenged  and evaluated the key actuarial assumptions against the compiled expected ranges, determined by our internal actuarial experts, based on observable market indices and market experience.

87	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part III continued
Valuation of certain complex and illiquid financial instruments held at fair value
Financial assets at fair value through profit or loss
Refer to notes 2, 16, 17 and 41 in the financial statements
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
The Group holds several portfolios of level 3 illiquid investments totalling £6.0 billion, the largest of which is held within the Insurance, Pensions and Investments division, and includes loans in the commercial real estate, social housing, infrastructure, and education sectors. The valuation of these loans uses complex valuation models as they are without readily determinable market values and were valued using significant unobservable inputs, such as loan to bond premium and calibration spread that involved considerable judgement by management.
How the Critical Audit Matter was addressed in the audit
We tested the controls over the valuation of financial instruments, including controls over significant assumptions used in the valuation of these financial assets, and model review controls.
We involved our valuation specialists in our audit of the valuation of the level 3 portfolio loans and we performed the following procedures:
•evaluated the appropriateness of loan valuation methodologies;
•calculated a range of comparable values for a sample of modelled illiquid financial instruments using an independent valuation model and considered reasonable alternative key assumptions based on comparable securities and compared results;
•evaluated the appropriateness of the internal credit ratings methodology and tested the appropriateness of the ratings for a sample of loan counterparties;
•evaluated the consistency and appropriateness of inputs and assumptions over time, challenging both significant movements and non-
movements where we expected change; and
•assessed the appropriateness of disclosures and sensitivity analysis.
/s/ Deloitte LLP
London, United Kingdom
20 February 2025
We have served as the Group’s auditor since 2021.

88	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part III continued
Item 19. Exhibits
A.Annual Report
The following pages from the Annual Report 2024 (see Exhibits 15.1 and 15.2) are incorporated by reference into this Annual Report on Form 20-
F, listed in order of appearance. The content of websites and other sources, reports and materials referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

				Pages in the Annual Report 2024
Annual Report on Form 20-F section		Section in the Annual Report 2024	Exhibit reference	From	To
Part 1	Item 4.	Note 4: Segmental analysis	15.2	229	233
		Our external environment	15.1	12	15
		Group structure and ring-fencing governance arrangements	15.1	83
		Maturities of contingents, commitments and guarantees	15.2	189
		Note 26: Debt securities in issue	15.2	287	288
		Note 39: Structured entities	15.2	298	299
Part 1	Item 5.	Our external environment	15.1	12	15
		Note 1: Basis of preparation	15.2	219
		Note 3: Critical accounting judgements and key sources of estimation uncertainty	15.2	228	229
		Note 19: Derivative financial instruments	15.2	271	274
		Sustainability review	15.1	45	60
		Sustainability governance structure	15.1	88	89
		2024 Group Balance Scorecard	15.1	119
		Long-Term Incentive Plan	15.1	132
		Risk management	15.2	138	143
		Capital risk	15.2	144	145
		Capital returns, Minimum requirement for own funds and eligible liabilities (MREL)	15.2	146
		Capital risk	15.2	147	150
		Climate risk	15.2	150	153
		Compliance risk	15.2	154
		Conduct risk	15.2	154	155
		Economic crime risk	15.2	181
		Insurance underwriting risk	15.2	182
		Liquidity risk	15.2	183	189
		Market risk	15.2	190	195
		Model risk	15.2	195
		Operational risk	15.2	196	198
		Note 2(J): Accounting policies (Leases)	15.2	223	224
		Note 12: Retirement benefit obligations	15.2	248	253
		Note 16: Measurement basis of financial assets and liabilities	15.2	258	259
		Note 38: Contingent liabilities, commitments and guarantees	15.2	297	298
		Stress testing	15.2	142	143
		Note 2(H): Accounting policies (Impairment of financial assets)	15.2	222	223
		Note 21: Allowance for expected credit losses	15.2	274	283
		Note 26: Debt securities in issue	15.2	287	288
		Liquidity risk - Analysis of 2024 term issuance (audited)	15.2	185
		Other statutory and regulatory information - Research and development activities	15.1	135
Part 1	Item 6.	Our Board at a glance	15.1	77
		Our Board	15.1	78	80
		Group Executive Committee	15.1	81
		Board leadership and company purpose	15.1	82	90
		Division of responsibilities	15.1	91
		Composition, succession and evaluation	15.1	92	95
		Directors' remuneration report	15.1	110	133
		Note 10: Operating expenses	15.2	244
		Note 11: Share-based payments	15.2	245	248
		Note 12: Retirement benefit obligations	15.2	248	253
		Composition, succession and evaluation	15.1	92	95
		Remuneration committee	15.1	110	112
		2024 Directors' Remuneration Policy	15.1	115	116
		Nomination and Governance Committee Report	15.1	97	99
		Audit Committee Report (except “Viability statement” on page 102”)	15.1	100	103
		Board Risk Committee Report	15.1	104	108
		Responsible Business Committee Report	15.1	109

89	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part III continued

		Service agreement and Letters of appointment	15.1	127
		Note 2(K): Accounting policies (Employee benefits)	15.2	224
		Note 11: Share-based payments	15.2	245	248
		Share ownership tables	15.1	123	124
Part 1	Item 7.	Note 37: Related party transactions	15.2	296	297
Part 1	Item 8.	Financial statements	15.2	212	302
		Note 28: Provisions	15.2	288	289
		Note 38: Contingent liabilities, commitments and guarantees	15.2	297	298
Part 1	Item 11.	Market risk	15.2	190	195
		Note 41: Financial risk management	15.2	300
Part 2	Item 15.	Board responsibility, Control effectiveness review, Reviews by the Board	15.1	96
		Committees' membership role and activities	15.1	97	109
		Audit, risk and internal control	15.1	96
		Nomination and Governance Committee Report	15.1	97	99
		Audit Committee Report (except “Viability statement” on page 102”)	15.1	100	103
		Remuneration committee	15.1	110	112
		UK Corporate Governance Code	15.1	75
Part 2	Item 16A.	Our Board	15.1	78	80
		Audit Committee Report (except “Viability statement” on page 102”)	15.1	100	103
Part 2	Item 16C.	Note 13: Auditors’ remuneration	15.2	253	254
		Auditor independence and remuneration, External auditor and Statutory Audit Services compliance	15.1	103
Part 2	Item 16G.	UK Corporate Governance Code	15.1	75
		Chair's statement	15.1	76
		Board leadership and company purpose	15.1	82	90
Part 3	Item 18.	Financial statements	15.2	212	302

90	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Part III continued
B.Exhibits

1	Articles of association of the Company[6]
2
Neither the Company nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10 per cent of the Group’s total assets (on a consolidated basis) is authorised to be issued. The Company hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the SEC.

2	(d)	Description of securities registered under Section 12 of the Exchange Act.
4	(b)	(i)	Letter of appointment dated 26 June 2014 between the Company and Alan Dickinson[1]
		(ii)	Letter of appointment dated 2 March 2017 between the Company and Lord Lupton[2]
		(iii)	Supplementary letter dated 5 December 2017 to the letter of appointment dated 2 March 2017 between the Company and Lord Lupton[2]
		(iv)	Letter of appointment dated 17 April 2018 between the Company and Amanda Mackenzie[3]
		(v)	Supplementary letter dated 3 September 2018 to the letter of appointment dated 17 April 2018 between the Company and Amanda Mackenzie[3]
		(vi)	Service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers[4]
		(vii)	Addendum to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers[5]
		(viii)	Deed of variation of contract dated 22 June 2020 to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers[5]
		(ix)	Letter to William Chalmers regarding his deputisation allowance and increased fixed share award for the period he assumed the acting Group Chief Executive role[6]
		(x)	Letter of appointment dated 21 October 2019 between the Company and Sarah Legg[4]
		(xi)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 21 October 2019 between the Company and Sarah Legg[4]
		(xii)	Letter of appointment dated 22 October 2019 between the Company and Catherine Woods[5]
		(xiii)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 22 October 2019 between the Company and Catherine Woods[5]
		(xiv)	Letter of appointment dated 4 July 2020 between the Company and Robin Budenberg[5]
		(xv)	Service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn[6]
		(xvi)	Addendum to the service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn[6]
		(xvii)	Letter of appointment dated 5 October 2021 between the Company and Harmeen Mehta[6]
		(xviii)	Letter of appointment dated 26 July 2022 between the Company and Scott Wheway[7]
		(xix)	Supplementary letter dated 13 September 2022 to the letter of appointment dated 26 July 2022 between the Company and Scott Wheway[7]
		(xx)	Letter of appointment dated 11 October 2022 between the Company and Cathy Turner[7]
		(xxi)	Letter of appointment dated 29 July 2024 between the Company and Nathan Bostock
8.1		List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business
11.1		Dealing Policy for Directors, GEC Members and GEC Attendees
11.2		Code of Ethics and Responsibility
12.1		Certification of Charlie Nunn filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
12.2		Certification of William Chalmers filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
13.1		Certification of Charlie Nunn and William Chalmers furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1		The Annual Report 2024[8]
15.2		The Annual Report 2024 (tagged)[8]
15.3		Consent of Deloitte LLP
97		Lloyds Banking Group plc’s Performance Adjustment Policy[9]
101		Interactive Data File
104		Cover Page Interactive Data File

[1]	Previously filed with the SEC on the Company’s Form 20-F filed 12 March 2015.
[2]	Previously filed with the SEC on the Company’s Form 20-F filed 9 March 2018.
[3]	Previously filed with the SEC on the Company’s Form 20-F filed 25 February 2019.
[4]	Previously filed with the SEC on the Company’s Form 20-F filed 25 February 2020.
[5]	Previously filed with the SEC on the Company’s Form 20-F filed 26 February 2021.
[6]	Previously filed with the SEC on the Company’s Form 20-F filed 28 February 2022.
[7]	Previously filed with the SEC on the Company’s Form 20-F filed 24 February 2023.
[8]
Filed together with this Annual Report on Form 20-F. Certain of the information included within Exhibits 15.1 and 15.2, which is provided pursuant to
Rule 12b-23(a)(3) of the Exchange Act, is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on Form 20-F. With the exception of the items and pages so specified, Exhibits 15.1 and 15.2 are not deemed to be filed as part of this Annual Report on Form 20-F.

[9]	Previously filed with the SEC on the Company’s Form 20-F filed 22 February 2024.

91	Lloyds Banking Group plc Annual Report on Form 20-F 2024
Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Lloyds Banking Group plc
By:	/s/ William Chalmers

Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	20 February 2025