Form 20-F
period 2025-12-31
Lloyds Banking Group plc
filed 2026-02-13
CIK 1160106

As filed with the Securities and Exchange Commission on 13 February 2026
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2025
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-15246
Lloyds Banking Group plc
(previously Lloyds TSB Group plc)
(Exact name of Registrant as specified in its charter)
Scotland
(Jurisdiction of incorporation or organization)
33 Old Broad Street
London EC2N 1HZ
United Kingdom
(Address of principal executive offices)
Kate Cheetham, Company Secretary
Tel +44 (0) 20 7356 2104, Fax +44 (0) 20 7356 1808
33 Old Broad Street
London EC2N 1HZ
United Kingdom
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares of nominal value 10 pence each, represented by American Depositary Shares .............		The New York Stock Exchange
$1,500,000,000 4.344% Subordinated Securities due in 2048 ......................................................................	LYG48A	The New York Stock Exchange
$1,175,176,000 3.369% Subordinated Notes due 2046 ......................................................................................	LYG46	The New York Stock Exchange
$824,033,000 5.300% Subordinated Securities due 2045 ..............................................................................	LYG45	The New York Stock Exchange
$1,250,000,000 4.943% Senior Callable Fixed-to-Fixed Rate Notes due 2036 ..........................................	LYG36A	The New York Stock Exchange
$1,250,000,000 6.068% Fixed Rate Reset Dated Subordinated Tier 2 Notes due 2036 ..........................	LYG36	The New York Stock Exchange
$1,000,000,000 5.590% Senior Callable Fixed-to-Fixed Rate Notes due 2035 .........................................	LYG35A	The New York Stock Exchange
$2,000,000,000 5.679% Senior Callable Fixed-to-Fixed Rate Notes due 2035 .........................................	LYG35	The New York Stock Exchange
$1,000,000.000 7.953% Fixed Rate Reset Subordinated Debt Securities due 2033 .................................	LYG33A	The New York Stock Exchange
$1,250,000,000 4.976% Senior Callable Fixed-to-Fixed Rate Notes due 2033 ..........................................	LYG33	The New York Stock Exchange
$300,000,000 Senior Callable Floating Rate Notes due 2031 ........................................................................	LYG31B	The New York Stock Exchange
$1,500,000,000 4.425% Senior Callable Fixed-to-Fixed Rate Notes due 2031 ...........................................	LYG31A	The New York Stock Exchange
£500,000,000 1.985% Subordinated Notes due 2031 .......................................................................................	LYG31	The New York Stock Exchange
$1,500,000,000 5.721% Senior Callable Fixed-to-Fixed Rate Notes due 2030 ...........................................	LYG30	The New York Stock Exchange
$500,000,000 Senior Callable Floating Rate Notes due 2029 ........................................................................	LYG29B	The New York Stock Exchange
$1,250,000,000 4.818% Senior Callable Fixed-to-Fixed Rate Notes due 2029 ...........................................	LYG29A	The New York Stock Exchange
$1,250,000,000 5.871% Senior Callable Fixed-to-Fixed Rate Notes due 2029 ...........................................	LYG29	The New York Stock Exchange
$750,000,000 Senior Callable Floating Rate Notes due 2028 ........................................................................	LYG28H	The New York Stock Exchange
$1,250,000,000 5.087% Senior Callable Fixed-to-Fixed Rate Notes due 2028 ..........................................	LYG28G	The New York Stock Exchange
$300,000,000 Senior Callable Floating Rate Notes due 2028 .......................................................................	LYG28F	The New York Stock Exchange
$1,500,000,000 5.462% Senior Callable Fixed-to-Fixed Rate Notes due 2028 ..........................................	LYG28E	The New York Stock Exchange
$1,000,000,000 3.750% Senior Callable Fixed-to-Fixed Rate Notes due 2028 ..........................................	LYG28D	The New York Stock Exchange
$1,250,000,000 4.550% Senior Notes due 2028 ................................................................................................	LYG28C	The New York Stock Exchange
$1,500,000,000 4.375% Senior Notes due 2028 ................................................................................................	LYG28B	The New York Stock Exchange
$1,750,000,000 3.574% Senior Notes due in 2028 (callable in 2027) ............................................................	LYG28A	The New York Stock Exchange
$500,000,000 Senior Callable Floating Rate Notes due 2027 ........................................................................	LYB27C	The New York Stock Exchange
$1,500,000,000 5.985% Senior Callable Fixed-to-Fixed Rate Notes due 2027 ..........................................	LYG27B	The New York Stock Exchange
$1,000,000,000 1.627% Senior Notes due 2027 ..................................................................................................	LYG27A	The New York Stock Exchange
$1,250,000,000 3.750% Senior Notes due 2027 .................................................................................................	LYG27	The New York Stock Exchange
$1,500,000,000 4.650% Subordinated Securities due 2026 ...........................................................................	LYG26	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
6.625% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities (Callable September 27, 2035 and every five years thereafter)
7.500% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities (Callable June 27, 2030 and every five years thereafter)
6.750% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities (Callable September 27, 2031 and every five years thereafter)
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
7.500% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities
6.750% Callable Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities
The number of outstanding shares of each of Lloyds Banking Group plc’s classes of capital or common stock as of 31 December 2025 was:

Ordinary shares, nominal value 10 pence each .........................................................................................................................................................................	58,885,743,602
Preference shares, nominal value 25 pence each .....................................................................................................................................................................	296,140,832
Preference shares, nominal value 25 cents each ......................................................................................................................................................................	86,617
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
Yes ☐ No ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities
Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐ No ☐

Table of contents

Introduction ...		1
Forward-looking statements ...		2
Enforceability of civil liabilities ...		2
Part I ...		3
Item 1.	Identity of Directors, Senior Management and Advisers .............................................................................................................................	3
Item 2.	Offer Statistics and Expected Timetable .........................................................................................................................................................	3
Item 3.	Key Information .......................................................................................................................................................................................................	3
Item 4.	Information on the Company ..............................................................................................................................................................................	4
Item 4A.	Unresolved Staff Comments ................................................................................................................................................................................	10
Item 5.	Operating and Financial Review and Prospects .............................................................................................................................................	11
Item 6.	Directors, Senior Management and Employees ..............................................................................................................................................	23
Item 7.	Major Shareholders and Related Party Transactions ....................................................................................................................................	25
Item 8.	Financial Information .............................................................................................................................................................................................	25
Item 9.	The Offer and Listing .............................................................................................................................................................................................	26
Item 10.	Additional Information ..........................................................................................................................................................................................	26
Item 11.	Qualitative and Quantitative Disclosures About Market Risk ...................................................................................................................	28
Item 12.	Description of Securities Other than Equity Securities ................................................................................................................................	29
Part II ...		29
Item 13.	Defaults, Dividend Arrearages and Delinquencies .........................................................................................................................................	29
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds ....................................................................................	29
Item 15.	Controls and Procedures .......................................................................................................................................................................................	30
Item 16.	[Reserved] ...	32
Item 16A.	Audit Committee Financial Expert ....................................................................................................................................................................	32
Item 16B.	Code of Ethics ...	32
Item 16C.	Principal Accountant Fees and Services ...........................................................................................................................................................	32
Item 16D.	Exemptions from the Listing Standards for Audit Committees .................................................................................................................	32
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers ...................................................................................................	32
Item 16F.	Change in Registrant’s Certifying Accountant ................................................................................................................................................	32
Item 16G.	Corporate Governance ..........................................................................................................................................................................................	32
Item 16H.	Mine Safety Disclosure ...........................................................................................................................................................................................	32
Item 16I.	Disclosures Regarding Foreign Jurisdictions that Prevent Inspections .....................................................................................................	32
Item 16J.	Insider Trading Policies ..........................................................................................................................................................................................	33
Item 16K.	Cybersecurity ...	33
Part III ...		33
Item 17.	Financial Statements .............................................................................................................................................................................................	33
Item 18.	Financial Statements .............................................................................................................................................................................................	33
Item 19.	Exhibits ...	41

1	Lloyds Banking Group plc Annual Report on Form 20-F 2025
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
Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, certain information required to be included in this Annual
Report on Form 20-F is being incorporated by reference from the Company’s statutory annual report for the year ended 31 December 2025, including the consolidated financial statements of the Group included therein (the “Annual Report 2025”) as specified in this Annual Report on
Form 20-F. References to the “consolidated financial statements” or “financial statements” are to Lloyds Banking Group’s consolidated financial statements incorporated by reference in this Annual Report on Form 20-F. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the Annual Report 2025, to the extent specified (see Exhibit 15.1). Any cross-references contained within pages or sections that are incorporated by reference from the Annual Report 2025 are not also deemed incorporated by reference unless indicated otherwise. With the exception of the items and pages so specified, the Annual Report 2025 is not being, and shall not be deemed to be, filed as part of this Annual Report on Form 20-F.
The Group’s consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the
International Accounting Standards Board (IASB). Certain disclosures required by IFRS Accounting Standards have been included in sections highlighted as “Audited” within Item 5 “Operating and Financial Review and Prospects” of this Annual Report on Form 20-F on pages 11 to 23.
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
references to “Singapore Dollar”, “Singapore $” or “S$” are to the lawful currency of Singapore; and references to “Japanese Yen”, “Japanese ¥”
or “¥” are to the lawful currency of Japan. Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of certain pounds Sterling amounts into US Dollars at specified rates. These translations should not be construed as representations by the Group that the pounds Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated or at any other rate. Unless otherwise stated, the translations of pounds Sterling into US Dollars have been made at the Noon Buying Rate in New
York City for cable transfers in pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying
Rate) in effect on 31 December 2025. The Noon Buying Rate on 31 December 2025 differs from certain of the actual rates used in the preparation of the consolidated financial statements, which are expressed in pounds Sterling, and therefore US Dollar amounts appearing in this
Annual Report on Form 20-F may differ significantly from actual US Dollar amounts which were translated into pounds Sterling in the preparation of the consolidated financial statements in accordance with IFRS Accounting Standards.

2	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as
amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds
Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’,
‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’,
‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; the
Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments;
changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; risks related to new and emerging technologies, including artificial intelligence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks;
technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group’s financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at
www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-
looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise.
The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
For additional information about factors that could cause Group’s results to differ materially from those described in the forward-looking statements, please see the Risk Factors for 2025 filed by the Company with the SEC on Form 6-K on 29 January 2026 (the “6-K Risk Factors”)
incorporated by reference in this Annual Report on Form 20-F (see Exhibit 15.2).
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
civil liability provisions of the federal securities laws of the United States. Furthermore, the Company has been advised by its solicitors that there is doubt as to the enforceability in the UK, in original actions or in actions for enforcement of judgments of US courts, of certain civil liabilities, including those predicated solely upon the federal securities laws of the United States.

3	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A.[Reserved]
B.Capitalization and indebtedness
Not applicable.
C.Reason for the offer and use of proceeds
Not applicable.
D.Risk factors
Set out below is a summary of certain risk factors which could affect the Company’s and the Group’s future results and prospects and may cause them to differ from expected results materially. The factors listed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that the Group’s businesses face.
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
1.The Group and its businesses are subject to substantial regulation and oversight. Adverse legal or regulatory developments could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects
2.The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances
3.The Group faces risks associated with its compliance with a wide range of laws and regulations
4.The Group is subject to the risk of having insufficient capital resources and/or not meeting liquidity requirements
5.The Group must comply with anti-money laundering, counter terrorist financing, anti-bribery, fraud and sanctions regulations
6.The Group is subject to resolution planning requirements
7.The Group is subject to regulatory actions which may be taken in the event of a bank or Group failure
8.Failure to manage the risks associated with changes in taxation rates or applicable tax laws, or misinterpretation of such tax laws, could materially adversely affect the Group’s results of operations, financial condition or prospects

4	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
Business and operational risks
1.The Group is exposed to operational risks, including the failure to build sufficient resilience into business operations, and underlying infrastructure and controls, as well as risks which may arise as a result of the failure of third party services
2.The Group is exposed to conduct risk
3.The Group’s business is subject to risks related to new and emerging technologies
4.The Group’s business is subject to risks related to cybercrime and technological failure
5.The Group is subject to the financial and non-financial risks related with ESG matters, for example, climate change and human rights issues
6.The Group’s businesses are conducted in competitive environments, which are subject to ongoing regulatory scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures and any regulatory developments
7.The Group could fail to attract, retain and develop high calibre talent
8.The Group may fail to execute its ongoing strategic change initiatives, and the expected benefits of such initiatives may not be achieved on time or as planned
9.The Group may be unable to fully capture the expected value from acquisitions, which could materially and adversely affect its results of operations, financial condition or prospects
10.The Group’s financial statements are based, in part, on assumptions and estimates
11.The Company may not have sufficient liquidity to meet its obligations, including its payment obligations with respect to its external debt securities
12.The Company may not pay a dividend on its ordinary shares in any given financial/calendar year
13.Volatility in the price of the Company’s ordinary shares may affect the value of any investment in the Company
Reference is made to the 6-K Risk Factors for a description of the above risk factors which could affect the Group’s future results and may cause them to differ from expected results materially. The factors discussed therein should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that the Group’s businesses face. The 6-K Risk Factors should be read in conjunction with the more detailed information contained in this Annual Report on Form 20-F, including as set forth in Item 4 - “Information on the Company” and
Item 5 - “Operating and Financial Review and Prospects”. For information on the Group’s risk management policies and procedures, see the section titled “Risk Management” under Item 5 - “Operating and Financial Review and Prospects”.
Item 4. Information on the Company
A.History and development of the company
Lloyds Banking Group plc was incorporated as a public limited company and registered in Scotland under the UK Companies Act 1985 on
21 October 1985 with the registered number SC095000. Lloyds Banking Group plc’s registered office is Lloyds Banking Group plc, The Mound,
Edinburgh EH1 1YZ, Scotland, and its principal executive offices in the UK are located at Lloyds Banking Group plc, 33 Old Broad Street, London
EC2N 1HZ, telephone number +44 (0)20 7626 1500. Lloyds Banking Group maintains a website at www.lloydsbankinggroup.com.
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
B.Business overview
Lloyds Banking Group is a leading provider of financial services to individual and business customers in the UK. At 31 December 2025, Lloyds
Banking Group’s total assets were £944,072 million and Lloyds Banking Group had 60,061 employees (on a full-time equivalent basis). Lloyds
Banking Group’s market capitalisation at that date was £57,849 million. The Group reported a profit before tax for the year ended 31 December
2025 of £6,661 million, and its capital ratios at that date were 14.0% for common equity tier 1 capital, 16.2% for tier 1 capital and 18.9% for total capital.
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
Reference is made to the “Consolidated income statement” on page 211 of the Annual Report 2025 for the Group’s income statement for each of the last two years.
Reference is made to the section titled “Results of operations - 2023” under Item 5.A - “Operating results” on page 12.
Divisional information
The Group’s financial reporting segments are differentiated by the type of products provided and by whether the customers are individuals or corporate entities. At 31 December 2025, the Group’s three primary operating divisions, which are also its financial reporting segments, were:
Retail; Commercial Banking; and Insurance, Pensions and Investments.
The Group Executive Committee, which is the chief operating decision maker for the Group (as defined by IFRS 8 Operating Segments), reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess performance and allocate resources; this reporting is on an underlying basis.

5	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the SEC’s Regulation G.
Management uses aggregate underlying profit, a non-GAAP measure, as a measure of performance and believes that it provides important information for investors because it is a comparable representation of the Group’s performance. Profit before tax is the comparable GAAP measure to aggregate underlying profit. The results of the primary operating divisions are set out on the underlying basis in “Note 4: Segmental analysis” on pages 228 to 232 of the Annual Report 2025, along with a reconciliation of this non-GAAP measure to its comparable GAAP measure.
Reference is made to “Restructuring, volatility and other items” on page 56 of the Annual Report 2025 for performance commentary on restructuring costs and market volatility and asset sales.
Reference is also made to “Volatility arising in the Insurance business” on page 59 of the Annual Report 2025 for information on insurance and policyholder interests volatility.
Competitive environment
Reference is made to the “Our external environment” section on pages 10 to 13 of the Annual Report 2025 for information on the economy and competitive environment.
Group structure and ring-fencing governance arrangements
Reference is made to the section titled “Group structure and ring-fencing governance arrangements” on page 73 of the Annual Report 2025.
Average balance sheet and interest income and expense

	2025			2024			2023
	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %	Average balance sheet amount £m	Interest earned £m	Average yield %
Assets[1]
Financial assets at amortised cost:
Loans and advances to banks	70,780	2,657	3.75	75,135	3,508	4.67	100,631	4,172	4.15
Loans and advances to customers	473,647	23,756	5.02	456,763	23,242	5.09	452,222	20,419	4.52
Reverse repurchase agreements	49,058	2,336	4.76	48,343	2,685	5.55	40,004	2,044	5.11
Debt securities	13,712	658	4.80	15,251	779	5.11	12,433	559	4.50
Financial assets at fair value through other comprehensive income	34,522	1,342	3.89	29,522	1,074	3.64	23,993	857	3.57
Total average interest-earning assets of banking book	641,719	30,749	4.79	625,014	31,288	5.01	629,283	28,051	4.46
Total average interest-earning financial assets at fair value through profit or loss	88,475	3,685	4.17	84,043	3,667	4.36	80,201	3,388	4.22
Total average interest-earning assets	730,194	34,434	4.72	709,057	34,955	4.93	709,484	31,439	4.43
Allowance for impairment losses on financial assets held at amortised cost	(3,182)			(3,461)			(4,732)
Non-interest earning assets	202,622			190,269			174,725
Total average assets and interest earned	929,634	34,434	3.70	895,865	34,955	3.90	879,477	31,439	3.57
Liabilities and shareholders’ funds[1]
Deposits by banks	7,355	244	3.32	5,833	225	3.86	6,376	213	3.34
Customer deposits	376,795	9,257	2.46	356,294	10,132	2.84	342,305	7,148	2.09
Repurchase agreements at amortised cost	37,492	1,984	5.29	39,391	2,392	6.07	43,480	2,397	5.51
Debt securities in issue at amortised cost[2]	72,671	5,299	7.29	74,171	5,493	7.41	79,038	4,253	5.38
Lease liabilities	1,136	28	2.46	1,490	31	2.08	1,486	30	2.02
Subordinated liabilities	10,344	707	6.83	10,541	738	7.00	10,549	712	6.75
Total average interest-bearing liabilities of banking book	505,793	17,519	3.46	487,720	19,011	3.90	483,234	14,753	3.05
Total average interest-bearing liabilities of trading book	29,413	1,690	5.75	27,232	1,700	6.24	23,513	1,445	6.15
Total average interest-bearing liabilities	535,206	19,209	3.59	514,952	20,711	4.02	506,747	16,198	3.20
Non-interest-bearing customer accounts	115,585			117,139			127,683
Other non-interest-bearing liabilities	231,633			216,300			197,431
Total average non-interest-bearing liabilities	347,218			333,439			325,114
Non-controlling interests, other equity instruments and shareholders’ funds	47,210			47,474			47,616
Total average liabilities, average shareholders’ funds and interest expense	929,634	19,209	2.07	895,865	20,711	2.31	879,477	16,198	1.84
1The line items below are based on IFRS Accounting Standards terminology and include all major categories of average interest-earning assets and average interest-bearing liabilities.
2The impact of the Group’s hedging arrangements is included on this line.

6	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued

	2025			2024			2023
Average interest-earning assets and net interest income	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %	Average interest- earning assets £m	Net interest income £m	Net interest yield on interest- earning assets %
Banking business	641,719	13,230	2.06	625,014	12,277	1.96	629,283	13,298	2.11
Trading securities and other financial assets at fair value through profit or loss	88,475	1,995	2.25	84,043	1,967	2.34	80,201	1,943	2.42
	730,194	15,225	2.09	709,057	14,244	2.01	709,484	15,241	2.15
Average balances are based on monthly averages.
The Group’s operations are predominantly UK-based and as a result an analysis between domestic and foreign operations is not provided.
Changes in net interest income – volume and rate analysis
The following table allocates changes in net interest income between volume, rate and their combined impact for 2025 compared with 2024 and for 2024 compared with 2023.

	2025 compared with 2024 increase/(decrease)				2024 compared with 2023 increase/(decrease)
	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m	Total change £m	Change in volume £m	Change in rates £m	Change in rates and volume £m
Interest income
Financial assets at amortised cost:
Loans and advances to banks	(851)	(203)	(688)	40	(664)	(1,057)	526	(133)
Loans and advances to customers	514	859	(333)	(12)	2,823	205	2,592	26
Reverse repurchase agreements	(349)	40	(383)	(6)	641	426	178	37
Debt securities	(121)	(79)	(47)	5	220	127	76	17
Financial assets at fair value through other comprehensive income	268	182	74	12	217	197	16	4
Total banking book interest income	(539)	799	(1,377)	39	3,237	(102)	3,388	(49)
Total interest income on financial assets at fair value through profit or loss	18	194	(167)	(9)	279	163	111	5
Total interest income	(521)	993	(1,544)	30	3,516	61	3,499	(44)
Interest expense
Deposits by banks	19	59	(32)	(8)	12	(18)	33	(3)
Customer deposits	(875)	583	(1,379)	(79)	2,984	292	2,586	106
Repurchase agreements at amortised cost	(408)	(115)	(308)	15	(5)	(225)	243	(23)
Debt securities in issue at amortised cost	(194)	(111)	(85)	2	1,240	(262)	1,600	(98)
Lease liabilities	(3)	(8)	6	(1)	1	–	1	–
Subordinated liabilities	(31)	(13)	(18)	–	26	(1)	27	–
Total banking book interest expense	(1,492)	395	(1,816)	(71)	4,258	(214)	4,490	(18)
Total interest expense on trading and other liabilities at fair value through profit or loss	(10)	136	(135)	(11)	255	229	22	4
Total interest expense	(1,502)	531	(1,951)	(82)	4,513	15	4,512	(14)
Loan portfolio
Summary of loan loss experience

	2025 £m	2024 £m	2023 £m
Gross loans and advances to banks and customers and reverse repurchase agreements	542,697	520,425	503,005
Allowance for impairment losses	3,012	3,192	3,725
Ratio of allowance for credit losses to total lending (%)	0.6	0.6	0.7

7	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued

	Advances written off, net of recoveries			As a percentage of average lending
	2025 £m	2024 £m	2023 £m	2025%	2024%	2023%
Loans and advances to banks	–	–	–	–	–	–
Loans and advances to customers	(1,096)	(1,029)	(1,115)	0.2	0.2	0.2
Reverse repurchase agreements	–	–	–	–	–	–
Total net advances written off	(1,096)	(1,029)	(1,115)	0.2	0.2	0.2

	Allowance for expected credit losses			As a percentage of closing lending
	2025 £m	2024 £m	2023 £m	2025%	2024%	2023%
Loans and advances to banks	1	1	8	–	–	0.1
Loans and advances to customers	3,011	3,191	3,717	0.6	0.7	0.8
Reverse repurchase agreements	–	–	–	–	–	–
At 31 December	3,012	3,192	3,725	0.6	0.6	0.7
Investment portfolio, maturities, deposits
Maturities and weighted average yields of interest-bearing securities
Financial assets at fair value through other comprehensive income and debt securities held at amortised cost
The weighted average yield for each range of maturities is calculated by dividing the annualised interest income prevailing at 31 December 2025 by the book value of securities held at that date.

	Maturing within one year		Maturing after one but within five years		Maturing after five but within ten years		Maturing after ten years
	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %	Amount £m	Average yield %
Financial assets at fair value through other comprehensive income	2,281	4.7	16,984	3.3	14,053	2.7	2,951	2.6
Debt securities held at amortised cost	2,962	3.3	3,956	4.1	4,383	4.1	2,691	2.3
Maturity analysis and interest rate sensitivity of loans and advances to banks and customers and reverse repurchase agreements
The following table analyses the maturity profile and interest rate sensitivity of loans by type on a contractual repayment basis at 31 December
2025. All amounts are before deduction of impairment allowances. Demand loans and overdrafts are included in the ‘maturing in one year or less’ category.

	Maturing in one year or less £m	Maturing after one but within five years £m	Maturing after five but within fifteen years £m	Maturing after fifteen years £m	Total £m
Loans and advances to banks	5,521	1,709	7	–	7,237
Loans and advances to customers	74,703	107,718	141,523	160,530	484,474
Reverse repurchase agreements	40,608	10,378	–	–	50,986
Total loans	120,832	119,805	141,530	160,530	542,697
Of which:
Fixed interest rate	67,696	72,964	121,304	135,006	396,970
Variable interest rate	53,136	46,841	20,226	25,524	145,727
	120,832	119,805	141,530	160,530	542,697
Deposits
The following tables show the details of the Group’s average customer deposits in each of the past three years.

	2025			2024			2023
	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %	Closing balance £m	Average balance £m	Average rate %
Non-interest bearing demand deposits	115,301	115,585	–	115,580	117,139	–	120,990	127,683	–
Interest-bearing demand deposits	260,408	257,144	2.04	250,967	253,033	2.83	251,411	254,426	2.14
Other deposits	120,748	119,651	3.35	116,198	103,261	2.89	98,995	87,879	1.95
Total customer deposits	496,457	492,380	1.88	482,745	473,433	2.14	471,396	469,988	1.52

8	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
Uninsured deposits
The following table gives details of Lloyds Banking Group’s customer deposits which were not covered by any deposit protection scheme by time remaining to maturity.

	3 months or less £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
At 31 December 2025	182,289	7,921	8,273	4,825	203,308
At 31 December 2024	181,196	8,490	17,119	4,607	211,412
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
Recent developments
Share buyback
On 30 January 2026, the Group announced the launch of an ordinary share buyback of up to £1.75 billion, which is expected to be completed, subject to continued authority from the PRA, by 31 December 2026.
Regulation
The below sets out a brief description of the Group’s primary regulators but does not include a description of all the regulations the Group may be subject to.
Approach of the Financial Conduct Authority (“FCA”)
Under the Financial Services and Markets Act 2000, as amended by the Financial Services Act 2012 (“FSMA”), the FCA has a strategic objective to ensure that the relevant markets function well. In support of this, the FCA has three operational objectives: to secure an appropriate degree of protection for consumers; to safeguard the stability and reputation of the UK financial system and foster a competitive financial services market that benefits consumers, alongside its secondary objective to facilitate the international competitiveness and growth of the UK economy in the medium to long term.
The FCA Handbook sets out rules and guidance across a range of conduct issues with which financial institutions are required to comply including high level principles of business and detailed conduct of business standards and reporting standards.
Approach of the Prudential Regulation Authority (“PRA”)
The PRA is part of the BoE (as defined below), with responsibility for prudential regulation and supervision. In 2025, the PRA revised its strategic priorities to reflect the maturity of its policy and supervisory approaches, as well as to demonstrate its continued commitment to facilitate innovation in key areas of its work. The PRA will continue to enhance its regulatory framework to maintain and ensure the safety and soundness of the banking and insurance sectors and ensure continuing resilience. This strategy supports its statutory objectives: to promote the safety and soundness of these firms and to contribute to the securing of an appropriate degree of protection for policyholders (for insurers). The PRA also has two secondary objectives: to facilitate effective competition in the markets for services provided by PRA-authorised persons in carrying on regulated activities; and to facilitate, subject to alignment with relevant international standards, the UK’s international competitiveness and growth.
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
The BoE has specific responsibilities in relation to financial stability, including: (i) ensuring the stability of the monetary system; (ii) oversight of the financial system infrastructure, in particular payments systems in the UK and abroad; and (iii) maintaining a broad overview of the financial system through its monetary stability role. The Financial Policy Committee (“FPC”) leads the BoE’s work on financial stability through the identification and monitoring of risks that threaten the resilience of the UK financial system as a whole. It also has power to take action to counter those risks, an example of such is unsustainable levels of debt and credit growth.
HM Treasury
HM Treasury is the government’s economic and finance ministry, setting the direction of the UK’s economic policy and working to achieve strong and sustainable economic growth. Its responsibilities include financial services policy such as banking and financial services regulation, financial stability, and ensuring competitiveness in the City of London financial markets; strategic oversight of the UK tax system; delivery of infrastructure projects across the public sector; and ensuring the economy is growing sustainably.

9	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
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
The Payment System Regulator (“PSR”)
The PSR is an economic regulator for the payment systems industry, which was launched in April 2015. Payment systems form a vital part of the
UK’s financial system – they underpin the services that enable funds to be transferred between people and institutions. The purpose of PSR is to make payment systems work well for those that use them. In December 2024, HM Treasury and the boards of both the FCA and PSR confirmed the joining up of the managing director of the PSR with the executive director for payments and digital assets of the FCA role to ensure both regulators collectively deliver HM Treasury’s new National Payments Vision in advancing an innovative, safe and competitive UK payments sector. In September 2025, the Government consulted on its proposals to consolidate the functions of the PSR primarily into the FCA. This will help streamline the regulatory environment and improve coordination and clarity on regulatory responsibilities.
UK Information Commissioner’s Office (“ICO”)
The ICO is the UK’s independent authority set up to uphold information rights in the public interest, promoting openness by public bodies and data privacy for individuals. The ICO is responsible for overseeing implementation of the Data Protection Act 2018 which enshrines the General
Data Protection Regulation. This Act regulates, among other things, the lawful use of data relating to individual customers.
Competition regulation
UK Competition and Markets Authority (“CMA”)
The objective of the CMA is to promote competition to ensure that markets work well for consumers, businesses and the economy. Through its five strategic objectives (promoting effective competition; championing consumers; helping government deploy tailored pro-competition interventions to support growth, innovation and investment-related policies; fostering a regulatory landscape that attracts investment and instils business confidence; and, prioritising UK interests) the CMA impacts the banking sector in a number of ways, including with its powers to investigate and prosecute a number of criminal offences under competition law. In addition, the CMA is the lead enforcer for unfair contract terms under the Consumer Rights Act 2015, which replaced the Unfair Terms in Consumer Contracts Regulations 1999.
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
The CMA has launched a consultation to review existing market remedies to assess whether they remain necessary or proportionate. The scale of the review represents a material consolidation of legacy obligations. If remedies are amended or removed, this could reduce ongoing regulatory and operational burden.
The Digital Markets, Competition and Consumers Act 2024 introduced a new targeted and proportionate regulatory regime to address concerns around competition in the digital industry.
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
See also “Regulatory and Legal Risks – The Group faces risks associated with its compliance with a wide range of laws and regulations” and
“Regulatory and Legal Risks – The Group is subject to resolution planning requirements” on pages 10 and 13 respectively of the 6-K Risk Factors.
US regulation
Lloyds Bank Corporate Markets plc (“LBCM”) maintains a branch in the US and Lloyds Bank maintains a representative office in the US. As a result, the Company and its subsidiaries doing business or conducting activities in the US are subject to oversight by the Federal Reserve Board.
The LBCM branch is also subject to regulation by the New York State Department of Financial Services.
Each of the Company and LBCM is treated as a bank holding company under the US Bank Holding Company Act of 1956 (“BHC Act”) and has
elected to be a financial holding company. Financial holding companies may engage in a broader range of financial and related activities than are permitted to bank holding companies that do not maintain financial holding company status, including underwriting and dealing in all types of securities. A financial holding company and its depository institution subsidiaries must meet certain capital ratios and be deemed to be “well managed” for purposes of the Federal Reserve Board’s regulations. A financial holding company’s direct and indirect activities and investments in the US are limited to those that are “financial in nature” or “incidental” or “complementary” to a financial activity, as defined in section
4(k)(4) of the BHC Act or determined by the Federal Reserve Board.
Bank holding companies and financial holding companies are also subject to approval requirements in connection with certain acquisitions or investments. For example, the Group is required to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of the voting shares of any US bank or bank holding company.

10	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
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
A major focus of US governmental policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions, with serious legal and reputational consequences for any failures arising in these areas. The Group engages, or has engaged, in a limited amount of business with counterparties in certain countries which the US State
Department designated during the reporting period as state sponsors of terrorism, including Iran, Syria and Cuba. At 31 December 2025, the
Group did not believe that the Group’s business activities relating to countries designated as state sponsors of terrorism in 2025 were material to its overall business.
The Group estimates that the value of its business in respect of such states represented less than 0.01% of the Group’s total assets and, for the year ended December 2025, the Group believes that the Group’s revenues from all activities relating to such states were less than 0.001% of its total income, net of insurance claims and changes in insurance and investment contract liabilities. This information has been compiled from various sources within the Group, including information manually collected from relevant business units, and this has necessarily involved some degree of estimate and judgement.
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
Pursuant to ITRA Section 219, the Group notes that during 2025, its non-US affiliates, Lloyds Bank plc and Bank of Scotland plc, received or made payments involving entities owned or controlled by the Government of Iran as defined under section 560.304 of title 31, Code of Federal
Regulations, and/or designated under Executive Order 13382 or 13224. In all cases, the payment was permitted under UK sanctions legislation, specific authority was sought from and granted by HM Treasury, the UK’s Competent Authority to provide such authorisations or the payment(s) were credited to a blocked account, held in the name of the entity, in accordance with UK sanctions legislation.
Gross revenues from these activities were approximately £7,600. Net profits from these activities were approximately £7,600.
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
2.Payments made to a blocked account in the name of Commercial Bank of Syria related to historic guarantees, entered into by the Group between 1997 and 2008, the majority of which relate to Bail Bonds for vessels. The Commercial Bank of Syria’s designation under Executive
Order 13382 ended on 30 June 2025.
3.Sums paid out from a pension trust fund to UK nationals resident in the UK who were employees of a company indirectly owned or controlled by an entity designated under Executive Order 13382 that is also owned or controlled by the Government of Iran.
C.Organizational structure
The Company is the holding company of the Lloyds Banking Group, which consists of the Company and its subsidiaries. The following are the
Group’s principal subsidiaries; the list includes all significant subsidiaries, and certain other subsidiaries as noted below, of the Company at 31
December 2025.

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
*Indirect interest
1Subsidiary that does not meet the quantitative threshold for significance.
The principal area of operation for each of the above subsidiaries is the United Kingdom.
D.Property, plant and equipment
Not applicable.
Item 4A. Unresolved Staff Comments
Not applicable.

11	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
Item 5. Operating and Financial Review and Prospects
A.Operating results
Reference is made to the sections titled:
•“Our external environment” on pages 10 to 13 of the Annual Report 2025;
•Future developments in relation to the Group’s IFRS Accounting Standard reporting are discussed in “Note 1: Basis of preparation” on page
218 of the Annual Report 2025;
•“Note 3: Critical accounting judgements and key sources of estimation uncertainty” on page 228 of the Annual Report 2025; and
•“Note 19: Derivative financial instruments” on pages 269 to 271 of the Annual Report 2025.
Results of operations – 2025 and 2024
Income statement
Reference is made to the “Consolidated income statement” on page 211 of the Annual Report 2025 for the Group’s income statement for each of the last two years.
Net interest income

	2025	2024	Change
Net interest income (£m)	13,230	12,277	8
Average interest-earning assets (£m)	641,719	625,014	3
Average rates:
Gross yield on average interest-earning assets of the banking book[1] (%)	4.79	5.01	(22)bp
Interest spread[2] (%)	1.33	1.11	22bp
Net interest margin[3] (%)	2.06	1.96	10bp
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
Net interest income in the year of £13,230 million was up 8%, compared to £12,277 million in 2024, reflecting higher average interest-earning assets and a higher margin. The net interest margin was 10 basis points higher at 2.06% (2024: 1.96%).
Average interest-earning assets of the banking book were £16,705 million higher at £641,719 million (2024: £625,014 million) primarily reflecting an increase in average loans and advances to customers partially offset by a decrease in average loans and advances to banks.
Other income
Other income includes net fee and commission income, net trading income, insurance service result, net investment return and finance result in respect of insurance and investment contracts and other operating income. For further detail on each of these items, reference is made to
“Note 6: Net fee and commission income” on pages 233 to 234 of the Annual Report 2025, “Note 7: Net trading income” on page 234 of the
Annual Report 2025, “Note 8: Insurance business (A)” on page 235 of the Annual Report 2025, “Note 8: Insurance business (B)” on pages 235 to
236 of the Annual Report 2025 and “Note 9: Other operating income” on page 242 of the Annual Report 2025.
Reference is also made to the “Statutory results” section on page 53 of the Annual Report 2025 for a description of the Group’s other income result.
Operating expenses
For further detail on operating expenses, reference is made to “Note 10: Operating expenses” on page 242 of the Annual Report 2025.
Reference is also made to the “Statutory results” section on page 53 of the Annual Report 2025 for a description of the Group’s operating expenses result.
Impairment
For further detail on the impairment result, reference is made to “Note 14: Impairment” on pages 251 to 252 of the Annual Report 2025.
Reference is also made to the “Statutory results” section on page 53 of the Annual Report 2025 for a description of the Group’s impairment result.
Tax
For further detail on the tax result, reference is made to “Note 15: Tax” on pages 252 to 254 of the Annual Report 2025.
Reference is also made to the “Statutory results” section on page 53 of the Annual Report 2025 for a description of the Group’s tax result.
Balance sheet
Reference is made to the “Consolidated balance sheet” on page 213 of the Annual Report 2025 for the Group’s balance sheet for each of the last two years.
Reference is also made to the “Statutory results” section on page 53 of the Annual Report 2025 for a description of material movements within the Group’s consolidated balance sheet.
Capital
For further detail on the capital position, reference is made to:
•“Capital risk” on pages 144 to 145 and pages 147 to 150 of the Annual Report 2025; and
•“Capital returns” and “Minimum requirement for own funds and eligible liabilities (MREL)” on pages 145 and 146 of the Annual Report 2025

12	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
Off-balance sheet arrangements
A table setting out the amounts and maturities of Lloyds Banking Group’s other commercial commitments and guarantees at 31 December 2025 is included in the section titled “Maturities of contingent liabilities, commitments and financial guarantees (audited)” on page 186 of the Annual
Report 2025. These commitments and guarantees are not included in Lloyds Banking Group’s consolidated balance sheet.
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
Lloyds Banking Group’s banking businesses are also exposed to liquidity risk through the provision of securitisation facilities to certain corporate customers. At 31 December 2025, Lloyds Banking Group offered securitisation facilities to its corporate and financial institution client base through its conduit securitisation programme, Cancara. This is funded in the global asset-backed commercial paper market. The assets and obligations of the programme are included in Lloyds Banking Group’s consolidated balance sheet. Lloyds Banking Group provides short-term asset-backed commercial paper liquidity support facilities on commercial terms to the programme, for use should the issuer be unable to roll over maturing commercial paper or obtain alternative sources of funding.
Details of securitisations and other special purpose entity arrangements entered into by Lloyds Banking Group are provided in “Note 26: Debt securities in issue” on page 283 of the Annual Report 2025 and “Note 37: Structured entities” on pages 292 to 293 of the Annual Report 2025.
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
Contractual cash obligations
For detail on contractual cash obligations in respect of subordinated liabilities and their maturity profile, reference is made to “Note 29:
Subordinated liabilities” on pages 285 to 286 of the Annual Report 2025 and “Note 18: Maturities of assets and liabilities” on pages 267 to 268 of the Annual Report 2025.
For detail on outstanding debt securities in issue and their maturity profile, reference is made to “Note 18: Maturities of assets and liabilities” on pages 267 to 268 of the Annual Report 2025.
For detail on the Group’s lease liabilities, reference is made to “Note 27: Other liabilities” on page 283 of the Annual Report 2025.
For detail on the Group’s capital commitments, reference is made to “Capital commitments” within “Note 36: Contingent liabilities, commitments and financial guarantees” on pages 291 and 292 of the Annual Report 2025.
The Group also had other purchase obligations totalling £4,858 million.
At 31 December 2025, the principal sources of potential liquidity for Lloyds Banking Group plc were dividends received from its directly owned subsidiary companies, particularly Lloyds Bank plc and Scottish Widows Group Limited, and loans from this and other Lloyds Banking Group companies. The ability of Lloyds Bank to pay dividends going forward, or for Lloyds Bank or other Lloyds Banking Group companies to make loans to the Company depends on a number of factors, including their own regulatory capital requirements, distributable reserves and financial performance.
Results of operations – 2023
The Group’s results for the year ended 31 December 2023, and a discussion of the results for the year ended 31 December 2024 compared to those for the year ended 31 December 2023, were included in the Annual Report on Form 20-F for the year ended 31 December 2024, filed with the SEC on 20 February 2025, the discussion for which is hereby incorporated by reference into this document.

13	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
Divisional information
Please refer to the “Divisional information” section under Item 4.B - “Business overview” on page 4.
Divisional results
Retail
Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build enduring relationships meeting more of its customers’ financial needs and improving financial resilience throughout their lifetime. Retail operates the largest digital bank in the UK and is improving digital experience through a mobile-first strategy. Retail delivers market-leading products and meets consumer duty expectations, working within a prudent risk appetite. Outside of the UK, Retail has a growing mortgages and savings focused European business. Through strategic investment and increased use of data, Retail aims to deepen consumer relationships, deliver personalised propositions, broaden its intermediary offering, improve customer experience and increase operational efficiency.
Reference is made to “Note 4: Segmental analysis” on pages 228 to 232 of the Annual Report 2025 for a summary of the Retail division’s underlying profit before tax.
•Underlying profit increased by £164 million to £3,356 million in 2025 compared to £3,192 million in 2024, driven by higher underlying net interest income and higher underlying other income, offset by increased operating lease depreciation, higher underlying operating costs, higher remediation and a higher underlying impairment charge
•Underlying net interest income increased by £707 million to £9,637 million in 2025 compared to £8,930 million in 2024, driven by structural hedge earnings and higher unsecured loans balances, partially offset by continued mortgage refinancing and deposit churn headwinds
•Underlying other income increased £282 million to £2,636 million in 2025 compared to £2,354 million in 2024, driven by fleet growth and higher average rental values in UK Motor Finance alongside strength in current account and credit card income
•Operating lease depreciation increased £126 million to £1,445 million in 2025 compared to £1,319 million in 2024, reflecting fleet growth, the depreciation of higher value vehicles and declines in used electric car prices. Used car price volatility continues to be partly mitigated through lease extensions, used car leasing and remarketing agreements
•Underlying operating costs increased by £241 million to £5,807 million in 2025 compared to £5,566 million in 2024, from strategic investment
(including planned severance), business growth costs and inflationary pressures, partially offset by cost savings from investment and continued cost discipline
•Remediation increased by £181 million to £931 million in 2025 compared to £750 million in 2024. Remediation costs in 2025 included
£800 million relating to the potential impact of motor finance commission arrangements taken in the third quarter
•Underlying impairment increased by £277 million to £734 million in 2025 compared to a charge of £457 million in 2024. 2024 included a credit for improved economic outlook. 2025 benefits from model refinements and a debt sale write back. Strong credit performance with ongoing improvement in UK mortgages and stability across unsecured products
Commercial Banking
Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services, whilst connecting the whole Group to clients. Through investment in digitisation, product development and coverage capability, Commercial Banking is delivering an enhanced customer experience via a digital-
first model in Business and Commercial Banking and an expanded client proposition in Corporate and Institutional Banking. This is meeting customer growth objectives, generating diversified capital efficient growth and supporting customers in their transition to net zero.
Reference is made to “Note 4: Segmental analysis” on pages 228 to 232 of the Annual Report 2025 for a summary of the Commercial Banking division’s underlying profit.
•Underlying profit increased by £145 million to £2,546 million in 2025 compared to £2,401 million in 2024, driven by higher underlying net interest income and higher underlying other income, offset by higher underlying operating costs and a higher underlying impairment charge
•Underlying net interest income increased by £236 million to £3,670 million in 2025 compared to £3,434 million in 2024, underpinned by strength in the deposits franchise including structural hedge refinancing benefits
•Underlying other income increased by £10 million to £1,825 million in 2025 compared to £1,815 million in 2024 driven by higher transaction banking and markets income more than offsetting lower loan markets activity, with 2024 benefitting from one-off gains
•Underlying operating costs increased by £101 million to £2,853 million in 2025 compared to £2,752 million in 2024, reflecting strategic investment (including planned high severance), business growth costs and inflationary pressures, partially offset by cost savings from investment and continued cost discipline
•Remediation decreased by £77 million to £27 million in 2025 compared to £104 million in 2024, relating to a small number of rectification programmes
•Underlying impairment charge of £60 million in 2025 compared to a credit of £14 million in 2024 which benefitted from the improved economic outlook. 2025 included model  calibration benefits alongside strong credit performance particularly in the second half of the year which more than offset higher Stage 3 charges observed in the first half of the year
Insurance, Pensions and Investments
Insurance, Pensions and Investments (IP&I) serves over 10 million customers, holds a top three market share across Home, Workplace and
Individual Annuities businesses. The Group continues to invest significantly in the business. This includes enhancing investment propositions, supporting the Group’s Wealth and Mass Affluent strategy, driving digitisation in customer facing and operational platforms, innovating intermediary propositions and contributing to the transition to a low carbon economy.
Reference is made to “Note 4: Segmental analysis” on pages 228 to 232 of the Annual Report 2025 for a summary of the Insurance, Pensions and Investments division’s underlying profit.
•Underlying profit from Insurance, Pensions and Investments was £110 million higher at £330 million compared to an underlying profit of
£220 million in 2024 primarily as a result of an increase of £124 million in underlying income
•Underlying net interest income was stable at a loss of £151 million (2024: a loss of £136 million. Underlying other income increased by £139 million, or 11% to £1,431 million from £1,292 million in 2024, driven by higher net general insurance and workplace pension business income, alongside the integration of Schroders Personal Wealth in the fourth quarter
•Underlying operating costs were £9 million higher at £933 million (2024: £924 million) reflecting strategic investment, inflationary pressures and the impact of the full acquisition of Schroders Personal Wealth in the fourth quarter, partially offset by cost savings from investment and continued cost discipline
•Remediation decreased by £4 million to £15 million in 2025 compared to £19 million in 2024

14	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
Other
Other includes the Group’s equity investment businesses, including LDC, Lloyds Living, the Housing Growth Partnership (HGP), the Group’s
share of the Business Growth Fund (BGF) and the MADE Partnership joint venture. LDC is a leading private equity investor, supporting more than 90 growing SMEs that span all regions and sectors of the UK economy and employ over 25,000 people. LDC has almost £2.3 billion assets under management. Lloyds Living is the Group’s residential landlord business with 7,750 homes in operation or contracted as at 31 December
2025. Equity Investments and Central Items also includes income and expenses not attributed to the divisions, including residual underlying net interest income after transfer pricing.
Reference is made to “Note 4: Segmental analysis” on pages 228 to 232 of the Annual Report 2025 for a summary of the remaining items of the
Company’s underlying profit.
Underlying profit in 2025 was higher compared to 2024, primarily as a result of an increase in underlying other income of £92 million, partly offset by a reduction of £63 million in underlying total costs. Underlying net interest income decreased in 2025 given increased funding costs to support volume growth in the Group’s equity and direct investment business, alongside lower divisional recharges from a reduction in structured medium-term note and AT1 distribution costs. Underlying other income includes £579 million (2024: £502 million) generated by the Group’s equity and direct investment businesses, increasing versus 2024 as a result of strong income growth from Lloyds Living, partially offset by lower income from LDC. Underlying total costs of £163 million in 2025 decreased by 28% on the prior year, including the effects of lower remediation costs.
Environmental matters
Reference is made to the sections titled:
•“Sustainability review” on pages 35 to 49 of the Annual Report 2025;
•“Climate risk” on pages 150 to 152 of the Annual Report 2025; and
•“Sustainability governance” on pages 80 to 81 of the Annual Report 2025
Governmental policies
For information regarding the effects of governmental policies and factors on the Group's operating results, please see the section titled
"Regulatory and Legal Risks" in the 6-K Risk Factors and the section titled "Regulation" under Item 4.B - "Business Overview".
Risk management
Included in the sections incorporated by reference below are disclosures marked as audited. Such disclosures marked as audited form part of the audited consolidated financial statements included in Item 18. Reference is made to:
•“Risk management” on pages 138 to 143 of the Annual Report 2025;
•“Capital risk” on pages 144 to 145 and pages 147 to 150 of the Annual Report 2025; and
•“Capital returns” and “Minimum requirement for own funds and eligible liabilities (MREL)” on pages 145 and 146 of the Annual Report 2025
•“Climate risk” on pages 150 to 152 of the Annual Report 2025;
•“Compliance risk” on page 152 of the Annual Report 2025;
•“Conduct risk” on page 153 of the Annual Report 2025;
•“Economic crime risk” on page 179 of the Annual Report 2025;
•“Insurance underwriting risk” on page 180 of the Annual Report 2025;
•“Liquidity risk” on pages 181 to 186 of the Annual Report 2025;
•“Market risk” on pages 187 to 193 of the Annual Report 2025;
•“Model risk” on page 194 of the Annual Report 2025; and
•“Operational risk” on pages 195 to 197 of the Annual Report 2025

15	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
Credit risk
Definition
Credit risk is defined as the risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-
balance sheet).
Level two risks
Retail credit (page 19), Commercial credit (page 21)
Included in the sections incorporated by reference below are disclosures marked as audited. Such disclosures marked as audited form part of the audited consolidated financial statements included in Item 18. Reference is made to:
•“Risk appetite” on page 154 of the Annual Report 2025;
•“Identification and assessment” on page 154 of the Annual Report 2025;
•“Management and mitigation” on pages 154 to 157 of the Annual Report 2025;
•“Monitoring” on page 157 of the Annual Report 2025; and
•“Reporting” on page 157 of the Annual Report 2025.
The Group credit risk portfolio in 2025
Overview
Credit performance has remained strong and stable in 2025. The Group maintains a measured approach to credit risk appetite and risk management with strong credit origination criteria embedded, including affordability tests and robust LTVs in the secured portfolios.
In UK mortgages, reductions in new to arrears and flows to default have been observed, whilst unsecured portfolios continue to exhibit low and stable arrears trends. Credit performance also remains strong in Commercial Banking. The Group continues to assess the impacts of the economic and geopolitical environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group’s positions.
The impairment charge in 2025 was £795 million, up from £431 million in 2024, and includes a net charge from updates to the Group’s macroeconomic outlook. Excluding macroeconomic updates, the Group’s impairment charge remains low and similar to 2024. The total probability-weighted expected credit loss (ECL) allowance was lower in 2025 at £3,228 million (31 December 2024: £3,481 million) following strong credit performance and additional benefits from model refinements.
Stage 2 loans and advances to customers are lower at £42,679 million versus the prior year (31 December 2024: £44,765 million) following strong credit performance particularly within UK mortgages. Additionally, growth in lending from new business inflows dilute the proportion of
Stage 2 loans and advances to 8.8% of total lending (31 December 2024: 9.7% with Stage 2 coverage reducing slightly at 2.7% (31 December
2024: 2.9%).
Stage 3 loans and advances to customers are lower at £6,526 million versus the prior year (31 December 2024: £6,716 million), and as a percentage of total lending at 1.3% (31 December 2024: 1.5%). Migrations into Stage 3 from a small number of cases within Commercial Banking were offset by continued strong performance, especially following improving default rates within UK mortgages. Growth in house prices combined with strong credit performance across Retail also reduced the total Group Stage 3 coverage to 15.9% (31 December 2024: 16.5%).
Total Group assets
Impairment charge (credit) by division

	Loans and advances to customers £m	Loans and advances to banks £m	Debt securities £m	Financial assets at fair value through other comprehensive income £m	Other £m	Undrawn balances £m	2025 £m	2024 £m

UK mortgages	(59)	–	–	–	–	(1)	(60)	(194)
Credit cards	327	–	–	–	–	(6)	321	270
UK unsecured loans and overdrafts	269	–	–	–	–	(12)	257	272
UK Motor Finance	214	–	–	–	–	(2)	212	116
Other	3	–	–	–	–	1	4	(7)
Retail	754	–	–	–	–	(20)	734	457
Business and Commercial Banking	(53)	–	–	–	–	–	(53)	47
Corporate and Institutional Banking	166	–	–	–	–	(53)	113	(61)
Commercial Banking	113	–	–	–	–	(53)	60	(14)
Insurance, Pensions and Investments	–	–	–	–	2	–	2	(9)
Other	–	–	–	(1)	–	–	(1)	(3)
Total impairment charge (credit)	867	–	–	(1)	2	(73)	795	431

16	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
Total expected credit loss allowance

	At 31 Dec 2025 £m	At 31 Dec 2024 £m
Customer related balances
Drawn	3,011	3,191
Undrawn	197	270
	3,208	3,461
Loans and advances to banks	1	1
Debt securities	5	4
Other assets	14	15
Total expected credit loss allowance	3,228	3,481
Movements in total expected credit loss allowance

	Opening ECL at 31 Dec 2024 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2025 £m

UK mortgages	852	(61)	(60)	(121)	731
Credit cards	674	(392)	321	(71)	603
UK unsecured loans and overdrafts	523	(282)	257	(25)	498
UK Motor Finance	360	(142)	212	70	430
Other	67	(8)	4	(4)	63
Retail	2,476	(885)	734	(151)	2,325
Business and Commercial Banking	485	(55)	(53)	(108)	377
Corporate and Institutional Banking	504	(106)	113	7	511
Commercial Banking	989	(161)	60	(101)	888
Insurance, Pensions and Investments	15	(3)	2	(1)	14
Other	1	1	(1)	–	1
Total[2]	3,481	(1,048)	795	(253)	3,228

1Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2Total ECL includes £20 million relating to other non-customer-related assets (31 December 2024: £20 million).
Total expected credit loss allowance sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. Consistent with prior years, the base case, upside and downside scenarios carry a 30% weighting; the severe downside is weighted at 10%.
The following table shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated.
Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift on a statutory basis being £366 million compared to £445 million at 31 December 2024.

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	731	341	510	937	1,943
Credit cards	603	498	579	674	777
Other Retail	991	922	969	1,036	1,126
Commercial Banking	888	690	789	1,010	1,414
Other	15	15	15	15	15
At 31 December 2025	3,228	2,466	2,862	3,672	5,275

UK mortgages	852	345	567	1,064	2,596
Credit cards	674	518	641	773	945
Other Retail	950	843	923	1,010	1,172
Commercial Banking	989	745	889	1,125	1,608
Other	16	16	16	16	17
At 31 December 2024	3,481	2,467	3,036	3,988	6,338

17	Lloyds Banking Group plc Annual Report on Form 20-F 2025
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
•Purchased or originated credit-impaired assets (POCI) are those that have been originated or acquired in a credit-impaired state. This includes within the definition of credit-impaired the purchase of a financial asset at a deep discount that reflects impaired credit losses
Loans and advances to customers and expected credit loss allowance

At 31 December 2025	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %

Loans and advances to customers
UK mortgages	284,307	30,414	4,016	5,076	323,813	9.4	1.2
Credit cards	15,258	2,326	274	–	17,858	13.0	1.5
UK unsecured loans and overdrafts	10,601	1,397	193	–	12,191	11.5	1.6
UK Motor Finance	14,222	2,786	141	–	17,149	16.2	0.8
Other	21,245	392	145	–	21,782	1.8	0.7
Retail	345,633	37,315	4,769	5,076	392,793	9.5	1.2
Business and Commercial Banking	24,362	3,329	979	–	28,670	11.6	3.4
Corporate and Institutional Banking	59,658	2,035	778	–	62,471	3.3	1.2
Commercial Banking	84,020	5,364	1,757	–	91,141	5.9	1.9
Other[1]	540	–	–	–	540	–	–
Total gross lending	430,193	42,679	6,526	5,076	484,474	8.8	1.3

Customer related ECL allowance (drawn and undrawn)
UK mortgages	55	208	309	159	731
Credit cards	205	277	121	–	603
UK unsecured loans and overdrafts	172	214	112	–	498
UK Motor Finance[2]	202	149	79	–	430
Other	17	11	35	–	63
Retail	651	859	656	159	2,325
Business and Commercial Banking	92	165	120	–	377
Corporate and Institutional Banking	107	136	263	–	506
Commercial Banking	199	301	383	–	883
Other	–	–	–	–	–
Total	850	1,160	1,039	159	3,208

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	–	0.7	7.7	3.1	0.2
Credit cards	1.3	11.9	44.2	–	3.4
UK unsecured loans and overdrafts	1.6	15.3	58.0	–	4.1
UK Motor Finance	1.4	5.3	56.0	–	2.5
Other	0.1	2.8	24.1	–	0.3
Retail	0.2	2.3	13.8	3.1	0.6
Business and Commercial Banking	0.4	5.0	12.3	–	1.3
Corporate and Institutional Banking	0.2	6.7	33.8	–	0.8
Commercial Banking	0.2	5.6	21.8	–	1.0
Other	–	–	–	–	–
Total	0.2	2.7	15.9	3.1	0.7
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £243 million relating to provisions against residual values of vehicles subject to finance leases.

18	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued

At 31 December 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total %	Stage 3 as % of total %

Loans and advances to customers
UK mortgages	269,760	32,995	4,166	6,207	313,128	10.5	1.3
Credit cards	13,534	2,441	265	–	16,240	15.0	1.6
UK unsecured loans and overdrafts	9,314	1,247	175	–	10,736	11.6	1.6
UK Motor Finance	13,897	2,398	124	–	16,419	14.6	0.8
Other	17,373	516	147	–	18,036	2.9	0.8
Retail	323,878	39,597	4,877	6,207	374,559	10.6	1.3
Business and Commercial Banking	25,785	3,172	1,197	–	30,154	10.5	4.0
Corporate and Institutional Banking	55,692	1,996	642	–	58,330	3.4	1.1
Commercial Banking	81,477	5,168	1,839	–	88,484	5.8	2.1
Other[1]	5	–	–	–	5	–	–
Total gross lending	405,360	44,765	6,716	6,207	463,048	9.7	1.5

Customer related ECL allowance (drawn and undrawn)
UK mortgages	55	275	335	187	852
Credit cards	210	331	133	–	674
UK unsecured loans and overdrafts	170	235	118	–	523
UK Motor Finance[2]	173	115	72	–	360
Other	16	14	37	–	67
Retail	624	970	695	187	2,476
Business and Commercial Banking	132	187	166	–	485
Corporate and Institutional Banking	122	129	249	–	500
Commercial Banking	254	316	415	–	985
Other	–	–	–	–	–
Total	878	1,286	1,110	187	3,461

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %

UK mortgages	–	0.8	8.0	3.0	0.3
Credit cards	1.6	13.6	50.2	–	4.2
UK unsecured loans and overdrafts	1.8	18.8	67.4	–	4.9
UK Motor Finance	1.2	4.8	58.1	–	2.2
Other	0.1	2.7	25.2	–	0.4
Retail	0.2	2.4	14.3	3.0	0.7
Business and Commercial Banking	0.5	5.9	13.9	–	1.6
Corporate and Institutional Banking	0.2	6.5	38.8	–	0.9
Commercial Banking	0.3	6.1	22.6	–	1.1
Other	–	–	–	–	–
Total	0.2	2.9	16.5	3.0	0.7
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £178 million relating to provisions against residual values of vehicles subject to finance leases.

19	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
Stage 2 loans and advances to customers and expected credit loss allowance

	Up-to-date						1-30 days past due[2]			Over 30 days past due
	PD movements			Other[1]
Gross lending £m		ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %	Gross lending £m	ECL[3] £m	As % of gross lending %
At 31 December 2025
UK mortgages	26,298	155	0.6	2,032	13	0.6	1,130	18	1.6	954	22	2.3
Credit cards	2,048	202	9.9	144	36	25.0	94	23	24.5	40	16	40.0
UK unsecured loans and overdrafts	666	116	17.4	559	53	9.5	129	31	24.0	43	14	32.6
UK Motor Finance	1,325	69	5.2	1,293	40	3.1	136	29	21.3	32	11	34.4
Other	62	2	3.2	305	6	2.0	11	1	9.1	14	2	14.3
Retail	30,399	544	1.8	4,333	148	3.4	1,500	102	6.8	1,083	65	6.0
Business and Commercial Banking	2,767	133	4.8	258	15	5.8	213	12	5.6	91	5	5.5
Corporate and Institutional Banking	1,888	135	7.2	21	–	–	7	1	14.3	119	–	0.0
Commercial Banking	4,655	268	5.8	279	15	5.4	220	13	5.9	210	5	2.4
Total	35,054	812	2.3	4,612	163	3.5	1,720	115	6.7	1,293	70	5.4

At 31 December 2024
UK mortgages	28,909	191	0.7	1,869	38	2.0	1,240	22	1.8	977	24	2.5
Credit cards	2,174	248	11.4	149	43	28.9	83	24	28.9	35	16	45.7
UK unsecured loans and overdrafts	630	129	20.5	439	52	11.8	131	36	27.5	47	18	38.3
UK Motor Finance	1,192	49	4.1	1,029	30	2.9	141	25	17.7	36	11	30.6
Other	103	3	2.9	321	7	2.2	37	2	5.4	55	2	3.6
Retail	33,008	620	1.9	3,807	170	4.5	1,632	109	6.7	1,150	71	6.2
Business and Commercial Banking	2,445	154	6.3	426	18	4.2	176	10	5.7	125	5	4.0
Corporate and Institutional Banking	1,903	125	6.6	45	1	2.2	6	–	–	42	3	7.1
Commercial Banking	4,348	279	6.4	471	19	4.0	182	10	5.5	167	8	4.8
Total	37,356	899	2.4	4,278	189	4.4	1,814	119	6.6	1,317	79	6.0
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2Includes assets that have triggered PD movements, or other rules, given that being 1 to 29 days in arrears in and of itself is not a Stage 2 trigger.
3Expected credit loss allowance on loans and advances to customers (drawn and undrawn).
The Group’s assessment of a significant increase in credit risk, and resulting categorisation of Stage 2, includes customers moving into early arrears as well as a broader assessment that an up-to-date customer has experienced a level of deterioration in credit risk since origination. A more sophisticated assessment is required for up-to-date customers, which varies across divisions and product type. This assessment incorporates specific triggers such as a significant proportionate increase in probability of default relative to that at origination, recent arrears, forbearance activity, internal watch lists and external bureau flags. Up to date exposures in Stage 2 are likely to show lower levels of expected credit loss (ECL) allowance relative to those that have already moved into arrears given that an arrears status typically reflects a stronger indication of future default and greater likelihood of credit losses.
Retail credit performance
Portfolio overview
•The Retail portfolio has continued to deliver strong credit performance in 2025 and remains well positioned despite macroeconomic headwinds. Consumers continue to show strength in the context of inflationary pressures
•Robust risk management remains firmly embedded, underpinned by strong affordability and indebtedness controls for lending and a prudent risk appetite approach. Lending strategies are assessed regularly and are calibrated to reflect the latest macroeconomic conditions
•In UK mortgages, new to arrears and flow to default rates have improved during 2025, while in the unsecured portfolios and UK Motor
Finance, new to arrears and flows to default have remained low and stable
•The Retail impairment charge in 2025 was £734 million, higher than the £457 million charge for 2024 which benefitted from improvements in the Group’s macroeconomic outlook. Excluding macroeconomic updates, the impairment charge is slightly lower than 2024 due to continued
stability in flows to default with additional write-backs from model refinements
•Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) has reduced to 0.6% (31 December 2024:
0.7%)
•Strong credit performance and higher portfolio balances have reduced Stage 2 loans and advances to 9.5% of the Retail portfolio (31
December 2024: 10.6%). Stage 2 ECL coverage reduced to 2.3% (31 December 2024: 2.4%)
•Stable and low flows to default and higher portfolio balances have also resulted in a reduction in Retail Stage 3 loans and advances to 1.2%
of total loans and advances (31 December 2024: 1.3%)
•Stage 3 ECL coverage reduced to 13.8% (31 December 2024: 14.3%), largely due to continued house price increases

20	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
UK mortgages
•The UK mortgages portfolio increased to £323.8 billion (31 December 2024: £313.1 billion), driven by sustained customer demand
•New to arrears in the UK mortgages portfolio improved during 2025. The portfolio remains well positioned with a strong loan to value (LTV)
profile. Portfolio quality improved during the year, supported by robust affordability and credit controls with higher risk legacy vintage balances continuing to reduce
•The impairment credit of £60 million for 2025 is lower than the credit of £194 million in 2024. Both years included favourable updates to the macroeconomic outlook, predominantly via continued growth in house prices, however this benefit was more material in 2024. Excluding macroeconomic updates, the impairment charge is favourable year-on-year due to improving flow to default rates
•Stage 2 loans and advances have reduced to 9.4 of total UK mortgages balances (31 December 2024: 10.5%) following the removal of non-
modelled adjustments previously applied to UK Bank Rate and CPI inflation in the severe downside scenario, combined with strong credit performance and higher portfolio balances
•Continued strong credit performance and higher portfolio balances also resulted in a reduction in Stage 3 loans and advances to 1.2% (31
December 2024: 1.3%), with continued growth in house prices resulting in a reduction in Stage 3 ECL coverage to 7.7% (31 December 2024:
8.0%)
Credit cards
•Credit card balances increased to £17.9 billion (2024: £16.2 billion), driven by higher demand for new cards and increased customer spending
•The credit card portfolio is a prime book. New to arrears continue to be low and repayment rates remain strong
•The impairment charge of £321 million for 2025 is higher than the charge of £270 million in 2024, due to updates to the Group’s macroeconomic outlook, notably upwards revisions to the unemployment forecast, compared to favourable updates in 2024. Portfolio performance remained stable with additional write-backs from model refinements related to loss rates, and an unsecured debt sale completed in the fourth quarter. Total ECL coverage is lower at 3.4% (31 December 2024: 4.2%)
•Stable credit performance and higher portfolio balances resulted in a reduction in Stage 2 loans and advances to 13.0% of total credit card balances (31 December 2024: 15.0%), with lower Stage 2 ECL coverage at 11.9% (31 December 2024: 13.6%)
•Similarly, Stage 3 loans and advances reduced slightly to 1.5% (31 December 2024: 1.6%) with model refinements also contributing to reduce
Stage 3 ECL coverage to 44.2% (31 December 2024: 50.2%)
UK unsecured loans and overdrafts
•UK unsecured loans and overdraft balances increased to £12.2 billion (2024: £10.7 billion) driven by organic balance growth and lower repayments
•The impairment charge of £257 million for 2025 is lower than the charge of £272 million for 2024, largely due to loss rate model refinements.
ECL and coverage are both lower at a total level and across all stages
•Strong credit performance and higher portfolio balances within unsecured loans resulted in a slight reduction in Stage 2 loans and advances to 11.5% of total balances (31 December 2024: 11.6%), with Stage 2 ECL coverage lower at 15.3% (31 December 2024: 18.8%)
•Similarly, Stage 3 loans and advances remained stable at 1.6% (31 December 2024: 1.6%), with model refinements also contributing to reduce
Stage 3 ECL coverage to 58.0% (31 December 2024: 67.4%)
UK Motor Finance
•UK Motor Finance balances (which exclude operating leases) increased to £17.1 billion (2024: £16.4 billion), driven by retail demand, alongside increased stocking
•Updates to Residual Value (RV) and Voluntary Termination (VT) provisions held against Personal Contract Purchase (PCP) and Hire Purchase
(HP) lending are included within ECL and the impairment charge. Volatility in used vehicle values have primarily driven an ECL increase to
£243 million as at 31 December 2025 (31 December 2024: £178 million)
•The impairment charge of £212 million for 2025 is higher than the charge of £116 million for 2024, reflecting increased RV and VT charges year-on-year. Increased RV and VT provisions drove increases to Stage 2 ECL coverage to 5.3% (31 December 2024: 4.8%), with Stage 2 loans and advances increasing slightly to 16.2% (31 December 2024: 14.6%)
•Stage 3 loans and advances remained stable at 0.8% (31 December 2024: 0.8%), with Stage 3 ECL coverage reducing slightly to 56.0% (31
December 2024: 58.1%)
Other
•Other Retail loans and advances increased to £21.8 billion (31 December 2024: £18.0 billion), largely driven by growth in the European business
•Stage 2 loans and advances reduced to 1.8% (31 December 2024: 2.9%), due to higher portfolio balances, with coverage across stages broadly stable. Stage 3 loans and advances remained stable at 0.7% of total loans and advances (31 December 2024: 0.8%)
•There was a £4 million impairment charge in 2025, compared to a £7 million credit in 2024

21	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
Commercial Banking credit performance
Portfolio overview
•Portfolio credit performance remained strong. The Group continues to monitor external developments and their impact upon the macroeconomic climate generally and also on specific sectors within the portfolio
•Credit strategies and policy remain robust, and within risk appetite tolerances. The Group remains focused on credit underwriting and monitoring standards, and proactively managing higher risk and cyclical sector exposures
•The Group continues to review segments of portfolios as appropriate, ensuring credit strategies, appetite, sensitivities and mitigation action plans are up-to-date and suitable for rapid action in response to both risks and opportunities, whilst supporting clients in the right way and ensuring the Group is protected
•Credit playbooks, covering a range of potential credit downside scenarios, are maintained and refreshed as conditions evolve. Early warning indicators and risk appetite metrics are tracked and provide timely insight to enable proactive action where appropriate
•The Group continues to provide early support to customers in difficulty through focused risk management via its Watchlist and Business
Support framework. The approach balances prudent risk appetite with ensuring support for financially viable clients, reinforcing the Group’s commitment to resilience and responsible client management
•Commercial Banking UK Real Estate committed drawn lending grew by £0.7 billion to £10.0 billion in 2025 (net of £2.6 billion exposures subject to protection through significant risk transfer (SRT) securitisations). Performance has remained strong and stable within this sector, with a decrease in cases in its Watchlist category and limited flow into Business Support
•The net impairment charge in 2025 was £60 million, versus a credit of £14 million in 2024 and includes a charge from the updated macroeconomic outlook, including a judgemental adjustment in respect of global tariff and geo-political disruption risks. Excluding macroeconomic updates, a small number of single name charges were observed in the first half of the year, largely isolated to a single sector and not representative of trends across the portfolio. This has been offset by releases from Stage 1 and Stage 2 provisions capturing strong credit performance and reducing interest rates throughout the year
•ECL allowances decreased in the year to £883 million in 2025 (31 December 2024: £985 million), also as a result of favourable model updates partially offset by single name cases
•Stage 2 loans and advances increased to £5,364 million (31 December 2024: £5,168 million). Stage 2 as a proportion of total loans and advances to customers is stable at 5.9% (31 December 2024: 5.8%) with stable credit performance and model updates resulting in lower
Stage 2 ECL coverage at 5.6% (31 December 2024: 6.1%)
•Stage 3 loans and advances decreased to £1,757 million (31 December 2024: £ 1,839 million) and as a proportion of total loans and advances to customers to 1.9% (31 December 2024: 2.1%), given movements in the first half of 2025. Stage 3 ECL coverage is lower at 21.8%
(31 December 2024: 22.6%)
Business and Commercial Banking
•Business and Commercial Banking lending reduced to £28.7 billion (31 December 2024: £30.2 billion), driven by government-backed lending repayments. Excluding these, the lending portfolio grew in the year
•A net impairment credit of £53 million in 2025 compares to a charge of £47 million in 2024, driven by improved expectations for accounts in recoveries alongside continued strong credit performance
•Stage 2 loans and advances increased to £3,329 million (31 December 2024: £3,172 million). Stage 2 as a proportion of total loans and advances to customers increased to 11.6% (31 December 2024: 10.5%), while Stage 2 ECL coverage decreased to 5.0% (31 December 2024:
5.9%) following model updates
•Stage 3 loans and advances decreased to £979 million (31 December 2024: £1,197 million), primarily driven by repayments and reduced to
3.4% (31 December 2024: 4.0%) as a proportion of total loans and advances. Stage 3 ECL coverage reduced to 12.3% (31 December 2024:
13.9%)
Corporate and Institutional Banking
•Corporate and Institutional lending grew to £62.5 billion (31 December 2024: £58.3 billion), reflecting growth in Institutional balances including securitised products, alongside corporate infrastructure growth
•A net impairment charge of £113 million in 2025 compares to an impairment credit of £61 million in 2024, driven by a small number of single name charges, primarily in the first half of the year
•Stage 2 loans and advances increased to £2,035 million (31 December 2024: £1,996 million). Stage 2 as a proportion of total loans and advances to customers is stable at 3.3% (31 December 2024: 3.4%), with Stage 2 ECL coverage at 6.7% (31 December 2024: 6.5%)
•Stage 3 loans and advances increased to £778 million (31 December 2024: £642 million) and as a proportion of total loans and advances to customers to 1.2% (31 December 2024: 1.1%), driven by a small number of single name transfers to Stage 3, mainly in the first half of the year.
Stage 3 ECL coverage decreased to 33.8% (31 December 2024: 38.8%) following the write-off of a large longstanding case that was fully provided for
Included in the sections incorporated by reference below are disclosures marked as audited. Such disclosures marked as audited form part of the audited consolidated financial statements included in Item 18. Reference is made to:
•“Movements in balances for the year ended 31 December 2025 (audited)” on page 164 of the Annual Report 2025;
•“Movements in balances for the year ended 31 December 2024 (audited)” on page 165 of the Annual Report 2025;
•“Concentrations of exposure (audited)” on page 165 of the Annual Report 2025;
•“Forbearance” on page 166 of the Annual Report 2025;
•“Credit quality of loans and advances to customers (audited)” on pages 166 to 168 of the Annual Report 2025;
•“Retail UK mortgage balance movements (audited)” on page 170 of the Annual Report 2025;
•“UK mortgages product analysis (statutory basis)” on page 171 of the Annual Report 2025;
•“Interest-only UK mortgages” on page 171 of the Annual Report 2025;
•“Collateral held as security for Retail loans and advances to customers (audited)” on page 172 of the Annual Report 2025;
•“Other Retail lending” and “Retail credit card balance movements (audited)” on page 173 of the Annual Report 2025;
•“Commercial Banking balance movements (audited)” on page 175 of the Annual Report 2025;
•“Collateral held as security for Commercial Banking loans and advances to customers (audited)” on page 176 of the Annual Report 2025;
•“Commercial Banking UK Real Estate” on page 176 of the Annual Report 2025;
•“Credit quality of other financial assets (audited)” on page 177 of the Annual Report 2025; and
•“Collateral held as security for other financial assets (audited)” on page 178 of the Annual Report 2025

22	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
Glossary

Term used	US equivalent or brief description
Accounts	Financial statements.
Articles of association	Articles and bylaws.
Associates	Long-term equity investments accounted for by the equity method.
Balance sheet	Statement of financial position.
Broking	Brokerage.
Building society	A building society is a mutual institution set up to lend money to its members for house purchases.
Buy-to-let mortgages	Buy-to-let mortgages are those mortgages offered to customers purchasing residential property as a rental investment.
Called-up share capital	Ordinary shares, issued and fully paid.
Contract hire	Leasing.
Creditors	Payables.
Debtors	Receivables.
Deferred tax	Deferred income tax.
Finance lease	Capital lease.
Freehold	Ownership with absolute rights in perpetuity.
Leasehold	Land or property which is rented from the owner for a specified term under a lease. At the expiry of the term the land or property reverts back to the owner.
Life assurance	Life insurance.
Net income	Profit before tax, excluding total costs and underlying impairment
Nominal value	Par value.
Open Ended Investment Company (OEIC)	Mutual fund.
Ordinary shares	Common stock.
Overdraft	A line of credit, contractually repayable on demand unless a fixed-term has been agreed, established through a customer’s current account.
Preference shares	Preferred stock.
Premises	Real estate.
Profit attributable to equity shareholders	Net income.
Provisions	Reserves.
Regular premium	Premiums which are payable throughout the duration of a policy or for some shorter fixed period.
Reinsurance	The insuring again by an insurer of the whole or part of a risk that it has already insured with another insurer called a reinsurer.
Retained profits	Retained earnings.
Share capital	Capital stock.
Shareholders’ equity	Stockholders’ equity.
Share premium account	Additional paid-in capital.
Shares in issue	Shares outstanding.
Specialist mortgages	Specialist mortgages include those mortgage loans provided to customers who have self-certified their income. New mortgage lending of this type has not been offered by the Group since early 2009.
Undistributable reserves	Restricted surplus.
Write-offs	Charge-offs.
Reference is made to the sections titled:
•“Regulation” under Item 4.B - “Business overview” on page 8;
•“Group structure and ring-fencing governance arrangements” under Item 4.B - “Business overview” on page 5; and
•“Legal actions and regulatory matters” under Item 8 - “Financial Information” on page 26.
B.Liquidity and capital resources
Reference is made to the sections titled:
•“Capital risk” on pages 144 to 145 and pages 147 to 150 of the Annual Report 2025; and
•“Capital returns” and “Minimum requirement for own funds and eligible liabilities (MREL)” on pages 145 and 146 of the Annual Report 2025
•“Liquidity risk” on pages 181 to 186 of the Annual Report 2025;
•“Market risk” on pages 187 to 193 of the Annual Report 2025;
•"Note 16: Measurement basis of financial assets and liabilities" on pages 255 to 256 of the Annual Report 2025;
•"Note 19: Derivative financial instruments" on pages 269 to 271 Annual Report 2025; and
•“Note 36: Contingent liabilities, commitments and financial guarantees - Capital commitments” on pages 291 to 292 of the Annual Report
2025
for information on the liquidity and capital resources.

23	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
Investment portfolio, maturities, deposits
Reference is made to the sections titled:
•“Investment portfolio, maturities, deposits” section under Item 4.B - “Business overview” on page 7; and
•“Liquidity risk - Analysis of 2025 term issuance (audited)” on page 183 of the Annual Report 2025
The majority of the Group cash and cash equivalents are held in sterling.
C.Research and development, patents and licenses etc.
Reference is made to the section titled “Other statutory and regulatory information - Research and development activities” on page 135 of the
Annual Report 2025.
D.Trend information
Reference is made to the “Our external environment” section on pages 10 to 13 of the Annual Report 2025 for information on trend information.
E.Critical accounting estimates
Reference is made to “Note 3: Critical accounting judgements and key sources of estimation uncertainty” on page 228 of the Annual Report
2025 for information on critical accounting estimates.
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
The Board meets regularly. In 2025, a total of 10 meetings were held.
The roles of the Chair, the Group Chief Executive and the Board and its governance arrangements, including the schedule of matters specifically reserved to the Board for decision, are periodically reviewed. The matters reserved to the Board for decision include the approval of the annual report and accounts and any other financial statements; the payment of dividends; the long-term objectives of the Group; the strategies necessary to achieve these objectives; the Group’s medium-term plan and annual budget; significant investments and disposals; the basis of allocation of capital within the Group; the organisational structure of the Group; the arrangements for ensuring that the Group manages risks effectively; any significant change in accounting policies or practices; the appointment of the Company’s main professional advisers and their fees (where material) other than the external auditors, whose fees are (subject to shareholder approval) approved by a Committee of the
Board; and the determination of Board and Committee structures, together with their size and composition.
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
Reference is made to the sections titled:
•“Our Board” on pages 68 to 69 of the Annual Report 2025;
•“Our Group Executive Committee” on page 71 of the Annual Report 2025;
•“Our governance structure and responsibilities” on pages 72 to 73 of the Annual Report 2025;
•“Board activities” on pages 74 to 75 of the Annual Report 2025;
•“Engaging with our stakeholders” on pages 76 to 78 of the Annual Report 2025;
•“Our culture in action” on page 79 of the Annual Report 2025;
•“Sustainability governance” on pages 80 to 81 of the Annual Report 2025; and
•“Board performance” on pages 82 to 83 of the Annual Report 2025.

24	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
B.Compensation
For information on compensation, reference is made to the sections titled:
•“Directors’ remuneration report” on pages 98 to 110, pages 112 to 116 and pages 118 to 133 of the Annual Report 2025 (note the Director’s remuneration report has not been audited under PCAOB standards);
•“Note 10: Operating expenses” on page 242 of the Annual Report 2025;
•“Note 11: Share-based payments” on pages 243 to 245 of the Annual Report 2025; and
•“Note 12: Retirement benefit obligations” on pages 245 to 250 of the Annual Report 2025.
C.Board practices
Please see “Item 19.C - Exhibits” for information on directors' service contracts.
For information on board practices, reference is made to the sections titled:
•“Our Board” on pages 68 to 69 of the Annual Report 2025;
•“Board performance” on pages 82 to 83 of the Annual Report 2025;
•“Nomination and Governance Committee report” on pages 85 to 86 of the Annual Report 2025;
•“Audit Committee report” on pages 88 to 91 of the Annual Report 2025 (except for the section titled “Viability statement” on page 90 of the Annual Report 2025, which is not incorporated by reference in this Annual Report on Form 20-F);
•“Board Risk Committee report” on pages 92 to 96 of the Annual Report 2025;
•“Responsible Business Committee report” on page 97 of the Annual Report 2025;
•“Remuneration Committee Chair’s statement” on pages 98 to 102 of the Annual Report 2025;
•“Remuneration Committee” on page 105 of the Annual Report 2025;
•“2023 Directors’ Remuneration Policy summary and 2025 implementation” on pages 106 to 107 of the Annual Report 2025; and
•“Service agreements” and “Letters of appointment” on pages 130 to 131 of the Annual Report 2025.
D.Employees
As at 31 December 2025, the Group employed 60,061 people (on a full-time equivalent basis), compared with 61,228 at 31 December 2024 and
62,569 at 31 December 2023. At 31 December 2025, 55,266 employees were located in the UK, 760 in continental Europe, 185 in the Americas, and 3,851 in the rest of the world. At the same date, 27,574 people were employed in Retail, 7,955 in Commercial Banking, 6,025 in Insurance,
Pensions and Investments, and 18,507 in other functions. Within Retail, Commercial Banking, Insurance, Pensions and Investments and other functions there were 659 agency staff. During 2025, the Group’s non-permanent worker population increased by 2.6% to 24,005 at 31
December 2025, with an average of 23,879 during the year.
The Group has the Code of Ethics and Responsibility which applies to all employees. The Code of Ethics and Responsibility can be found at:
https://www.lloydsbankinggroup.com/sustainability/esg-policies-downloads.html.
An evolved approach to colleague engagement and collective representation was implemented during 2025. This new approach introduced three forums to better represent colleagues at grades where trade union membership is low. The forums include the People Forum, the People
Consultation Forum, and the Management Advisory Forum. The Group also recognises two Trade Unions for collective bargaining purposes at the three most junior grades. The Group also continues its engagement with Works Councils.
E.Share ownership
Reference is made to the section titled “Note 2(K): Accounting Policies (Employee benefits)” on page 223 of the Annual Report 2025 and “Note
11: Share-based payments” on pages 243 to 245 of the Annual Report 2025 for information on share ownership.
Reference is made to the tables titled “Directors’ share interests and share awards (audited)”, “Outstanding share plan interests (audited)” and
“Outstanding cash awards (audited)” on pages 114 to 115 of the Annual Report 2025.
F.Disclosure of a registrant's action to recover erroneously awarded compensation
There was no erroneously awarded compensation to management.
In 2023, the Group introduced a separate Performance Adjustment Policy which is specifically designed to comply with SEC rules which require listed firms in the US (including foreign issuers such as Lloyds Banking Group) to be able to recover certain variable awards in the event of a restatement of the company’s financial statements. This applies to awards made to the Group Executive Committee Members from 2 October
2023.

25	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
Item 7. Major Shareholders and Related Party Transactions
A.Major shareholders
All shareholders within a class of the Company’s shares have the same voting rights. As at 5 February 2026 the Company had received notification under the FCA Disclosure Guidance and Transparency Rules (‘DTR’) of the following holdings in the Company’s issued ordinary share capital.

	Interest in shares[1]	% of issued share capital /voting rights[2]
BlackRock, Inc.[3]	3,668,756,765	5.14%
Norges Bank[4]	1,935,747,756	3.02%
1On 31 October 2018, Harris Associates L.P. made a disclosure under the DTR of a decrease in its indirect holding, to 3,551,514,571 ordinary shares, representing 4.99% of that share
class.On 19 May 2020, Harris Associates L.P. made a disclosure under the DTR of an increase in its holding to 3,523,149,161 ordinary shares, representing 5.00% of that share class. On
8 July 2021, Harris Associates L.P. made a disclosure under the DTR of a decrease in its holding to 3,545,505,426 ordinary shares, representing 4.99% of that share class. On 14 July
2021, Harris Associates L.P. made a disclosure under the DTR of an increase in its holding to 3,560,036,794 ordinary shares, representing 5.01% of that share class. On 19 July 2021,
Harris Associates L.P. made a further disclosure under the DTR of a decrease in its holding to 3,546,216,787 ordinary shares, representing 4.99% of that share class. It is understood that Harris Associates L.P. disposed of their holding during the course of 2025.
2Percentage correct as at the date of notification. All holdings are direct unless stated to the contrary.
3The notification of 13 May 2015 provided by BlackRock, Inc. under Rule 5 of the DTR identifies (i) an indirect holding of 3,599,451,380 shares in the Company representing 5.04% of the voting rights in the Company as at 12 May 2015, and (ii) a holding of 69,305,385 in other financial instruments in respect of the Company representing 0.09% of the voting rights of the Company as at 12 May 2015. BlackRock, Inc.’s holding most recently notified to the Company under Rule 5 of the DTR varies from the holding disclosed in BlackRock, Inc.’s
Schedule 13-G filing with the SEC dated 8 February 2024, which identifies beneficial ownership of 5,352,886,800 shares in the Company representing 8.4% of the issued share capital in the Company. This variance is attributable to different notification and disclosure requirements between these regulatory regimes. The notifiable holding by BlackRock,
Inc. received by the Company has not changed since 31 December 2015. Prior to 31 December 2015, BlackRock, Inc.’s holding in the Company was not required to be disclosed under the SEC rules.
4Holding is composed of 1,927,747,756 ordinary shares, and 8,000,000 American Depositary Receipts.
As at 5 February 2026, the Company had 2,044,799 registered ordinary shareholders. The majority of the Company’s ordinary shareholders are registered in the United Kingdom. 2,400,874,341 ordinary shares, representing 4.07% of the Company’s issued share capital, were held by BNY
Mellon as depositary for the ordinary share American Depositary Share Programme through which there were 188 record holders.
Additionally, the majority of the Company’s preference shareholders are registered in the United Kingdom, with a further one record holder with an address in the United States registered through the Company’s preference share American Depositary Share Programme.
B.Related party transactions
Reference is made to the section titled “Note 35: Related party transactions” on pages 290 to 291 of the Annual Report 2025 for information on related party transactions.
C.Interests of experts and counsel
Not applicable.
Item 8. Financial Information
A.Consolidated statements and other financial information
The “Consolidated Financial Statements” and “Notes to the Consolidated Financial Statements”, on pages 211 to 296 of the Annual Report
2025 are incorporated herein by reference.
See also Item 18 - “Financial Statements” on page 33. The audit opinion of Deloitte LLP (PCAOB ID No. 1147) is also included in Item 18.
Dividends and share buybacks
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
In February 2025, the Board approved an ordinary share buyback programme of up to £1.7 billion to return surplus capital in respect of 2024.
This commenced in February 2025 and completed in December 2025, with c.2.2 billion ordinary shares repurchased.
In respect of 2025, the Board has recommended a final ordinary dividend of 2.43 pence per share, which, together with the interim ordinary dividend of 1.22 pence per share totals 3.65 pence per share, an increase of 15% compared to 2024, in line with the Board’s commitment to a progressive and sustainable ordinary dividend. On 30 January 2026, the Group announced the launch of an ordinary share buyback of up to
£1.75 billion, which is expected to be completed, subject to continued authority from the PRA, by 31 December 2026.
Based on the total ordinary dividend and the announced ordinary share buyback the total capital return in respect of 2025 will be up to
£3.9 billion, equivalent to c.6% (as at 26 January 2026) of the Group’s market capitalisation value.
The table below sets out the interim and final dividends declared in respect of the ordinary shares for fiscal years 2021 through 2025. The
Sterling amounts have been converted into US Dollars at the Noon Buying Rate in effect on each payment date with the exception of the recommended final dividend for 2025, for which the Sterling amount has been converted into US Dollars at the Noon Buying Rate on 5 February
2026.

26	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued

	Interim ordinary dividend per share (pence)	Interim ordinary dividend per share (cents)	Final ordinary dividend per share (pence)	Final ordinary dividend per share (cents)
2021	0.67	0.93	1.33	1.66
2022	0.80	0.94	1.60	1.99
2023	0.92	1.15	1.84	2.32
2024	1.06	1.38	2.11	2.66
2025	1.22	1.65	2.43	3.29
Legal actions and regulatory matters
During the ordinary course of business the Group is subject to threatened or actual legal proceedings and regulatory reviews and investigations both in the UK and overseas. Further discussion on the Group’s regulatory and legal provisions is set out in “Note 28: Provisions” on pages 283 to
285 of the Annual Report 2025 and its contingent liabilities relating to other legal actions and regulatory matters is set out in “Note 36:
Contingent liabilities, commitments and financial guarantees” on pages 291 to 292 of the Annual Report 2025.
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
B.Plan of distribution
Not applicable.
C.Markets
Please refer to Item 9.A - “Offer and listing details” on page 26. In addition, as shown in the cover of this Annual Report on Form 20-F, certain debt securities issued by the Company are listed and traded on the NYSE, and the Company’s Additional Tier 1 Securities also listed in the cover of this Annual Report on Form 20-F are listed and traded on Euronext Dublin.
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
C.Material contracts
The Company and its subsidiaries are party to various contracts in the ordinary course of business. There have been no material contracts, other than contracts entered into in the ordinary course of business, to which Lloyds Banking Group plc or any member of the Group became a party in 2025.
D.Exchange controls
There are no UK laws, decrees or regulations that restrict the Company’s import or export of capital, including the availability of cash and cash equivalents for use by Lloyds Banking Group, or that affect the remittance of dividends, interest or other shareholders’ payments to non-UK holders of the Company’s shares, except as set out in Taxation.

27	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part I continued
E.Taxation
The following discussion is intended only as a general guide to current UK and US federal income tax considerations relevant to US holders (as defined below in the section on US federal income tax considerations) of Lloyds Banking Group ordinary shares or ADSs who are not resident in the UK for UK tax purposes. It is based on current law and tax authority practice and the terms of the current UK/US income tax treaty (the
Treaty), all of which are subject to change at any time, possibly with retroactive effect.
This summary does not consider your personal circumstances, and it is not a substitute for tax advice. Any person who is in any doubt as to their tax position should consult their own professional adviser.
UK taxation of chargeable gains
Subject to the provisions set out in the next paragraph in relation to temporary non-residents, US holders generally will not be liable for UK tax on chargeable gains unless they carry on a trade, profession or vocation in the UK through a branch or agency and the ordinary shares or ADSs are or have been used or held by or for the purposes of the branch or agency, in which case such US holders might, depending on individual circumstances, be liable to UK tax on chargeable gains on any disposition of ordinary shares or ADSs.
An individual US holder who is only temporarily not resident in the UK may, under anti-avoidance legislation, still be liable for UK tax on chargeable gains realised, subject to any available exemption, relief and/or foreign tax credit.
UK taxation of dividends
The Company will not be required to withhold tax at source when paying a dividend on the ordinary shares or ADSs to a US holder.
Stamp duty and stamp duty reserve tax
Any conveyance or transfer on sale of ordinary shares (whether effected using the CREST settlement system or not) will be subject to UK stamp duty or stamp duty reserve tax (SDRT). The transfer on sale of ordinary shares will be liable to ad valorem UK stamp duty or SDRT, generally at the rate of 0.5% of the consideration paid (rounded up to the next multiple of £5 in the case of stamp duty). Stamp duty is usually the liability of the purchaser or transferee of the ordinary shares. An unconditional agreement to transfer such ordinary shares will be liable to SDRT, generally at the rate of 0.5% of the consideration paid, but such liability will be cancelled, or, if already paid, refunded, if the agreement is completed by a duly stamped transfer within six years of the agreement having become unconditional. SDRT is normally the liability of the purchaser or transferee of the ordinary shares.
UK tax law provides that when a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary to facilitate the issue of ADSs to a person representing the ordinary shares or to a person providing clearance services (or their nominee or agent), a liability to
UK stamp duty or SDRT at the rate of 1.5% (rounded up to the next multiple of £5 in the case of stamp duty) of the listed price of the ordinary shares, calculated in sterling, will arise. Where a holder of ordinary shares transfers such shares to the custodian or nominee for the depositary or clearance services this charge will generally apply, and generally be payable by the person receiving the ADSs or transferring the ordinary shares into the clearance service. However, such transfers of ordinary shares will not attract a liability to stamp duty or SDRT where they satisfy the conditions of an exemption or relief, including exemptions which can apply to certain transfers made in the course of capital raising or qualifying listing arrangements.
Specific professional advice should be sought before paying a 1.5% stamp duty or SDRT charge in any circumstances. No liability to stamp duty or SDRT will arise as a result of the cancellation of any ADSs with the ordinary shares that they represent being transferred to the ADS holder.
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
•partnerships or other entities classified as partnerships for US federal income tax purposes; or
•persons that own or are deemed to own 10% or more (by vote or value) of the stock of the Company.
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
In general, a US holder who owns ADSs should be treated as the owner of the underlying shares represented by those ADSs for US federal income tax purposes. Accordingly, no gain or loss should be recognised if a US holder exchanges ADSs for the underlying shares represented by those ADSs.

28	Lloyds Banking Group plc Annual Report on Form 20-F 2025
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
•is a corporation or other exempt recipient, or
•in the case of backup withholding, provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.
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
Copies of this Annual Report on Form 20-F as well as the Annual Report 2025 can be downloaded from the Financial Downloads page at
www.lloydsbankinggroup.com. The contents of this website are not incorporated by reference into this Annual Report on Form 20-F. This
Annual Report on Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.
I.Subsidiary information
Reference is made to the Item 4.C - “Organisational structure” on page 10.
J.Annual Report to Security Holders
The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-
K.
Item 11. Qualitative and Quantitative Disclosures About Market Risk
Reference is made to the sections titled:
•“Credit Risk” on pages 15 to 21;
•“Market Risk” on pages 187 to 193 of the Annual Report 2025; and
•“Note 39: Financial risk management” on page 294 of the Annual Report 2025 for information on market risk.
Reference is made to the “Loan portfolio” section under Item 4.B - “Business overview” on page 6.

29	Lloyds Banking Group plc Annual Report on Form 20-F 2025
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
Fees received to date
In 2025, the Company received from the depositary $1,841,816 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADSs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADS facility, underwriting fees and legal fees. It also includes reimbursements for certain investor relations programs or special investor relations promotional activities.
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
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

30	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part II continued
Item 15. Controls and Procedures
Reference is made to the section titled “Board responsibility”, “Control effectiveness review” and “Reviews by the Board” on page 84 of the
Annual Report 2025 for information on controls and procedures.
Statement on US Corporate Governance Standards
The Board is committed to the delivery of the Group’s strategy which is underpinned by high standards of corporate governance designed to ensure consistency and rigour in its decision making. This report explains how those standards, in particular, those laid down in the Financial
Reporting Council’s UK Corporate Governance Code 2024 (the “UK Code”), apply in practice to ensure that the Board and management work together for the long-term benefit of the Company and its shareholders. The UK Code can be accessed at www.frc.org.uk.
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
Information on the role and activities of the Nomination and Governance Committee, the Audit Committee, the Board Risk Committee and the
Responsible Business Committee can be found on pages 85 to 86 and 88 to 97 of the Annual Report 2025 (except “Viability statement” on page 90 of the Annual Report 2025), which are incorporated by reference in this Annual Report on Form 20-F. For additional information about the Group's internal and external audit functions, reference is made to the sections “Internal control” on page 84 of the Annual Report 2025 and the “Audit Committee report” on pages 88 to 91 of the Annual Report 2025, except for the “Viability statement” on page 90 of the Annual
Report 2025. Further information about the work of the Remuneration Committee is included on page 105 of the Annual Report 2025.
As a non-US company listed on the NYSE the Company is required to disclose any significant ways in which its corporate governance practices differ from those followed by domestic US companies listed on the NYSE, key differences are set out in the paragraphs below. As the Company’s main listing is on the London Stock Exchange, it follows the principles contained in the UK Code. The Group confirms that it applied the principles and complied with all the relevant provisions of the Code throughout 2025. Compliance with the UK Code is discussed further on page 67 of the Annual Report 2025.
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
Disclosure controls and procedures
As of 31 December 2025, Lloyds Banking Group, under the supervision and with the participation of the Group’s management, including the
Group Chief Executive and the Chief Financial Officer, performed an evaluation of the effectiveness of the Group’s disclosure controls and procedures. Based on this evaluation, the Group Chief Executive and Chief Financial Officer concluded that the Company’s disclosure controls and procedures, at 31 December 2025, were effective for gathering, analysing and disclosing with reasonable assurance the information that
Lloyds Banking Group is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Lloyds Banking Group’s management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.
Changes in internal control over financial reporting
There have been no changes in the Lloyds Banking Group’s internal control over financial reporting during the year ended 31 December 2025 that have materially affected, or are reasonably likely to materially affect, the Lloyds Banking Group’s internal control over financial reporting.
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
The management of the Company assessed the effectiveness of the Company’s internal control over financial reporting at 31 December 2025 based on the criteria established in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organisations of the
Treadway Commission (COSO). Based on this assessment, management concluded that, at 31 December 2025, the Company’s internal control over financial reporting was effective.
Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Deloitte LLP, an independent registered public accounting firm, has issued opinions on the Company’s consolidated financial statements and on its internal controls over financial reporting. These opinions appear on pages 37 to 40 and on page 31 respectively.

31	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part II continued
Report of independent registered public accounting firm
To the shareholders and the Board of Directors of Lloyds Banking Group plc
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Lloyds Banking Group plc and subsidiaries (the "Group") as at 31 December
2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at 31 December 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the
consolidated financial statements as at and for the year ended 31 December 2025, of the Group and our report dated 13 February 2026, expressed an unqualified opinion on those financial statements.
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
/s/ Deloitte LLP
London, United Kingdom
13 February 2026

32	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part II continued
Item 16. [Reserved]
[Reserved]
Item 16A. Audit Committee Financial Expert
Reference is made to the section titled “Our Board” on pages 68 to 69 of the Annual Report 2025 for information on the name, position and experience of the members of the Audit Committee.
Sarah Legg is designated as the Audit Committee financial expert as defined by the SEC. All members of the Audit Committee qualify as independent as defined by the US Exchange Act and the NYSE Corporate Governance Standards applicable to listed companies as described in
Section 303A of the NYSE Listed Company Manual.
Audit Committee report
Reference is made to the section titled “Audit Committee Report” on pages 88 to 91 of the Annual Report 2025, except for the “Viability statement” on page 90 of the Annual Report 2025.
Item 16B. Code of Ethics
Please refer to the “Employees” section under Item 6.D - “Employees” on page 24.
Item 16C. Principal Accountant Fees and Services
Reference is made to the sections titled:
•“Note 13: Auditors’ Remuneration” on page 251 of the Annual Report 2025; and
•“Auditor independence and remuneration”, “External auditor” and “Statutory Audit Services compliance” on page 91 of the Annual Report
2025
for information on principal accountant fees and services.
Item 16D. Exemptions from the Listing Standards for Audit Committees
None.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
For additional information about the Group's corporate governance practices, reference is made to the sections titled:
•“Item 15 - Controls and Procedures” on page 30;
•“Chair's statement” on pages 66 to 67 of the Annual Report 2025;
•“UK Corporate Governance Code” on page 67 of the Annual Report 2025;
•“Our governance structure and responsibilities” on pages 72 to 73 of the Annual Report 2025;
•“Board activities” on pages 74 to 75 of the Annual Report 2025;
•“Engaging with our stakeholders” on pages 76 to 78 of the Annual Report 2025;
•“Our culture in action” on page 79 of the Annual Report 2025; and
•“Sustainability governance” on pages 80 to 81 of the Annual Report 2025.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

33	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part II continued
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
Whilst the Group did not identify any cyber threats that materially affected its business strategy, results of operations or financial condition in
2025, the Group remains exposed to the risk of cyber threats and future interruptions that could potentially disrupt business operations and materially adversely affect the Group’s performance. The Board continues to invest heavily to protect the Group from cyber-attacks.
Investment continues to focus on improving the Group’s approach to identity and access management, data loss prevention, improving capability to detect, respond and recover from cyber-attacks and improved ability to manage vulnerabilities across the estate.
The Board has overall oversight responsibility for the Group’s IT systems and information security risk management and delegates this oversight to the Group Risk Committee (“GRC”). GRC is responsible for ensuring that management has processes in place designed to identify and evaluate information, cyber and security risks that the Group is exposed to, implementing processes and programmes to manage these risks and mitigate related incidents within appetite. The Board Risk Committee (“BRC”) continues to be supported by the IT and Cyber Advisory Forum
(“ITCAF”), which is attended by the BRC chair and other Board members. ITCAF dedicates time and attention to reviewing and challenging risks associated with IT infrastructure, IT strategy, IT resilience and cyber risks. Senior management is responsible for identifying, considering and assessing material IT systems and security risks on an ongoing basis, establishing processes to ensure that such potential risk exposures are monitored, putting in place appropriate mitigation measures and maintaining control improvement programmes.
To deal with cybersecurity threats, the Group has a dedicated Cyber Security function led by a certified CSO with over 14 years of security experience at the UK Government, Bank of England and major financial services institutions at a leadership level. The CSO actively participates in Audit Committee and Board meetings and is responsible for offering updates on information security risks and mitigation strategies to the
Board and its subcommittees. Additionally, the CSO chairs a subcommittee comprised of stakeholders including, but not limited to security representatives, risk management, compliance and Group Internal Audit. This subcommittee is focused on information security, to review major policy changes, strategies and key risk mitigations to enhance the governance of the information security strategies and policies.
Part III
Item 17. Financial Statements
See response to Item 18 - “Financial Statements”.
Item 18. Financial Statements
The Consolidated Financial Statements and Notes to the Consolidated Financial Statements, on pages 211 to 296 of the Annual Report 2025 are incorporated herein by reference.

34	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part III continued
Schedule: Parent company disclosures
(A)Company income statement

	2025 £m	2024 £m	2023 £m
Interest income	804	800	632
Interest expense	(1,031)	(1,096)	(1,129)
Net interest expense	(227)	(296)	(497)
Net trading (losses) income	(129)	61	71
Dividends from subsidiaries	2,990	5,187	5,024
Other operating income	893	701	672
Other income	3,754	5,949	5,767
Total income	3,527	5,653	5,270
Operating expenses	(164)	(216)	(225)
Impairment credit	3	3	10
Profit before tax	3,366	5,440	5,055
Tax credit	23	48	84
Profit for the year	3,389	5,488	5,139

Profit attributable to ordinary shareholders	2,926	4,990	4,612
Profit attributable to other equity holders	463	498	527
Profit for the year	3,389	5,488	5,139
(B)Company balance sheet

	2025 £m	2024 £m
Assets
Cash and cash equivalents	8	22
Financial assets at fair value through profit or loss	19,703	23,370
Derivative financial instruments	298	519
Debt securities	1,623	2,354
Loans to subsidiaries	16,949	17,068
Investment in subsidiaries	54,567	51,334
Current tax recoverable	6	75
Deferred tax assets	85	23
Other assets	7	14
Total assets	93,246	94,779
Liabilities
Due to subsidiaries	150	3
Financial liabilities at fair value through profit or loss	22,433	24,896
Derivative financial instruments	579	939
Debt securities in issue at amortised cost	9,941	8,310
Other liabilities	80	142
Subordinated liabilities	9,970	9,720
Total liabilities	43,153	44,010
Equity
Share capital	5,889	6,062
Share premium account	18,797	18,720
Merger reserve	6,759	6,759
Capital redemption reserve	5,971	5,751
Retained profits	6,730	7,282
Shareholders’ equity	44,146	44,574
Other equity instruments	5,947	6,195
Total equity	50,093	50,769
Total equity and liabilities	93,246	94,779

35	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part III continued
Schedule: Parent company disclosures continued
(C)Company statement of changes in equity

	Attributable to ordinary shareholders
	Share capital[1] £m	Share premium[1] £m	Merger reserve[2] £m	Capital redemption reserve[3] £m	Retained profits £m	Total £m	Other equity instruments £m	Total £m
At 1 January 2023	6,729	18,504	6,806	4,932	5,222	42,193	5,297	47,490
Total comprehensive income	–	–	–	–	4,612	4,612	527	5,139
Transactions with owners
Dividends	–	–	–	–	(1,651)	(1,651)	–	(1,651)
Distributions on other equity instruments	–	–	–	–	–	–	(527)	(527)
Issue of ordinary shares	67	64	–	–	–	131	–	131
Share buyback	(438)	–	–	438	(1,993)	(1,993)	–	(1,993)
Issue of other equity instruments	–	–	–	–	(13)	(13)	1,778	1,765
Repurchase and redemptions of other equity instruments	–	–	–	–	–	–	(135)	(135)
Movement in treasury shares	–	–	–	–	103	103	–	103
Value of employee services	–	–	–	–	227	227	–	227
Total transactions with owners	(371)	64	–	438	(3,327)	(3,196)	1,116	(2,080)
At 31 December 2023	6,358	18,568	6,806	5,370	6,507	43,609	6,940	50,549
Total comprehensive income	–	–	–	–	4,990	4,990	498	5,488
Transactions with owners
Dividends	–	–	–	–	(1,828)	(1,828)	–	(1,828)
Distributions on other equity instruments	–	–	–	–	–	–	(498)	(498)
Issue of ordinary shares	73	117	–	–	–	190	–	190
Share buyback	(369)	–	–	369	(2,011)	(2,011)	–	(2,011)
Redemption of preference shares	–	35	(47)	12	–	–	–	–
Issue of other equity instruments	–	–	–	–	(6)	(6)	763	757
Repurchase and redemptions of other equity instruments	–	–	–	–	(316)	(316)	(1,508)	(1,824)
Movement in treasury shares	–	–	–	–	(173)	(173)	–	(173)
Value of employee services	–	–	–	–	119	119	–	119
Total transactions with owners	(296)	152	(47)	381	(4,215)	(4,025)	(1,243)	(5,268)
At 31 December 2024	6,062	18,720	6,759	5,751	7,282	44,574	6,195	50,769
Total comprehensive income	–	–	–	–	2,926	2,926	463	3,389
Transactions with owners
Dividends	–	–	–	–	(2,000)	(2,000)	–	(2,000)
Distributions on other equity instruments	–	–	–	–	–	–	(463)	(463)
Issue of ordinary shares	47	77	–	–	–	124	–	124
Share buyback	(220)	–	–	220	(1,710)	(1,710)	–	(1,710)
Issue of other equity instruments	–	–	–	–	(10)	(10)	1,511	1,501
Repurchase and redemptions of other equity instruments	–	–	–	–	–	–	(1,759)	(1,759)
Movement in treasury shares	–	–	–	–	38	38	–	38
Value of employee services	–	–	–	–	204	204	–	204
Total transactions with owners	(173)	77	–	220	(3,478)	(3,354)	(711)	(4,065)
At 31 December 2025	5,889	18,797	6,759	5,971	6,730	44,146	5,947	50,093
1Share capital and share premium, previously presented in aggregate, are shown separately. Comparatives have been represented on a consistent basis.
2The merger reserve comprises the premium on shares issued on 13 January 2009 under the placing and open offer and shares issued on 16 January 2009 on the acquisition of HBOS plc, offset by adjustments on the redemption of preference shares. Substantially all of the Company’s merger reserve is available for distribution.
3The capital redemption reserve represents transfers from the merger reserve in accordance with companies’ legislation and amounts transferred from share capital following the cancellation of shares

36	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part III continued
Schedule: Parent company disclosures continued
(D)Company cash flow statement

	2025 £m	2024 £m	2023 £m
Cash flows from operating activities
Profit before tax	3,366	5,440	5,055
Adjustments for:
Fair value and exchange adjustments and other non-cash items	311	(83)	744
Change in other assets	4,405	(1,850)	(1,317)
Change in other liabilities and other items	(747)	4,523	(555)
Dividends received	(2,990)	(5,187)	(5,024)
Distributions on other equity instruments received	(680)	(541)	(505)
Tax refunded	84	115	4
Net cash provided by (used in) operating activities	3,749	2,417	(1,598)
Cash flows from investing activities
Return of capital contribution	1	1	1
Dividends received	2,990	5,187	5,024
Distributions on other equity instruments received	680	541	505
Acquisitions of and capital injections to subsidiaries	(5,288)	(1,309)	(1,496)
Return of capital by subsidiaries	2,054	800	278
Amounts advanced to subsidiaries	(6,118)	(4,340)	(4,563)
Repayment of loans to subsidiaries	5,796	2,055	3,556
Interest received on loans to subsidiaries	610	386	410
Net cash provided by investing activities	725	3,321	3,715
Cash flows from financing activities
Dividends paid to ordinary shareholders	(2,000)	(1,828)	(1,651)
Distributions on other equity instruments	(463)	(498)	(527)
Interest paid on subordinated liabilities	(638)	(509)	(466)
Proceeds from issue of subordinated liabilities	1,757	812	1,416
Proceeds from issue of other equity instruments	1,501	757	1,765
Proceeds from issue of ordinary shares	99	187	86
Share buyback	(1,710)	(2,011)	(1,993)
Repayment of subordinated liabilities	(1,275)	(819)	(643)
Repurchase and redemptions of other equity instruments	(1,759)	(1,824)	(135)
Net cash used in financing activities	(4,488)	(5,733)	(2,148)
Change in cash and cash equivalents	(14)	5	(31)
Cash and cash equivalents at beginning of year	22	17	48
Cash and cash equivalents at end of year	8	22	17
(E)Interests in subsidiaries
The principal subsidiaries, all of which have prepared accounts to 31 December 2024 and whose results are included in the consolidated accounts of Lloyds Banking Group plc, are:

Name of subsidiary undertaking	Country of registration/ incorporation	Percentage of equity share capital and voting rights held	Nature of business	Registered office
Lloyds Bank plc	England	100%	Banking and financial services	25 Gresham Street, London EC2V 7HN
Scottish Widows Limited	England	100%*	Life assurance	25 Gresham Street, London EC2V 7HN
HBOS plc	Scotland	100%*	Holding company	The Mound, Edinburgh EH1 1YZ
Bank of Scotland plc	Scotland	100%*	Banking and financial services	The Mound, Edinburgh EH1 1YZ
Lloyds Bank Corporate Markets plc[1]	England	100%	Banking and financial services	25 Gresham Street, London EC2V 7HN
LBG Equity Investments Limited[1]	England	100%	Financial services	25 Gresham Street, London EC2V 7HN
*Indirect interest
1Subsidiary that does not meet quantitative threshold for significance. Included for consistency with the consolidated financial statements.
The principal area of operation for each of the above subsidiaries is the United Kingdom.

37	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part III continued
Report of independent registered public accounting firm
To the shareholders and the Board of Directors of Lloyds Banking Group plc
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Lloyds Banking Group plc and subsidiaries (the ‘Group’) as at 31 December
2025 and 2024, the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in equity, and cash flow statements, for each of the three years in the period ended 31 December 2025, and the related notes, the disclosures marked as ‘Audited’ within Item 5 in the Operating and Financial Review and Prospects section on pages 11 to 23 and the schedule included in
Item 18, all included in the Annual Report on Form 20-F (collectively referred to as the ‘financial statements’). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IASB’).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the
Group's internal control over financial reporting as at 31 December 2025, based on criteria established in Internal Control – Integrated
Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 13 February 2026, expressed an unqualified opinion on the Group's internal control over financial reporting.
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
Expected credit losses
Impairment of loans and advances
Refer to notes 2, 14, 20, 21 and 39 in the financial statements
Critical Audit Matter description
The Group has recognised £3.2 billion of expected credit losses (‘ECL’) as at 31 December 2025. The valuation and allocation of ECL consists of a number of assumptions that are inherently uncertain and require a high degree of complex and subjective auditor judgement, specialised skills and knowledge, and complex impairment modelling. The increasing economic uncertainty resulting from geopolitical risks and the impact of changes in the US trade tariff rates has further heightened the levels of judgement required, especially in the development of the base case economic scenario and alternative economic scenarios.
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
The key judgements and estimates in determining the collectively assessed ECL include:
•modelling approach, model assumptions and judgements, and selection of modelling data;
•credit risk ratings for the Commercial Banking division, which are performed on a counterparty basis for larger exposures by a credit officer;
and
•the appropriate allocation of assets into the correct staging taking into account any significant deterioration in credit risk since inception of the loan.

38	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part III continued
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
•evaluated the completeness of adjustments based on our understanding of both model and data limitations; and
•assessed the appropriateness of the disclosures and whether the disclosures appropriately address the uncertainty which exists in determining the ECL.

39	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part III continued
Regulatory and legal provisions
Provisions
Refer to notes 2 and 28 in the financial statements
Critical Audit Matter description
The Group operates in an environment where it is subject to regulatory investigations, litigation and customer remediation including allegations of fraud and misconduct. The Group recognised an additional £800 million provision in the year following the FCA’s announcement in October
2025 that it intends to implement a motor finance commission redress scheme. As at 31 December 2025, the total motor commission review provision is £1,950 million.
Significant judgement and estimation is required by the Group to assess the best estimate to settle the obligation in respect of motor finance commission arrangements based on the information available to the Group, under IAS 37 Provisions, Contingent Liabilities and Contingent
Assets as:
•the final redress scheme is not expected to be published by the Financial Conduct Authority (‘FCA’) until March 2026;
•there are uncertainties over the likely response rate and cost of delivery; and
•the related disclosures must accurately reflect this.
How the Critical Audit Matter was addressed in the audit
We performed the following audit procedures:
•tested the Group’s controls over the completeness of provisions, the review of the assessment of the provision and contingent liability disclosures against the requirements of IAS 37, the review of the appropriateness of judgements used to determine a best estimate and the completeness and accuracy of data used in the process;
•tested the governance control operating over the assumptions used in the motor finance commission provision model including agreement to previous redress experience where applicable;
•inspected information, both supportive and contradictory, including the decision made by the Supreme Court in August 2025, the FCA’s redress proposal in CP25/27 and the view of independent analysts, to determine whether management’s approach was reasonable;
•worked with our internal modelling specialists to independently recalculate the likely cost of redress under the FCA’s proposal;
•tested the methodology and assumptions applied to determine the provision;
•evaluated the mathematical accuracy of the model including the completeness and accuracy of data used in the model;
•inspected correspondence and, where appropriate, made direct inquiry with the Group’s regulators and internal and external legal counsel;
•verified and evaluated whether the methodology, data, significant judgements and assumptions and calculations used in the valuation of the provisions are appropriate in the context of the applicable financial reporting framework; and
•evaluated the assessment of the provision and that the contingent liability disclosures appropriately reflect the facts and key sources of estimation uncertainty, the associated probabilities and potential outcomes in accordance with IAS 37.
Defined benefit obligations
Retirement benefit obligations
Refer to notes 2 and 12 in the financial statements
Critical Audit Matter description
The Group operates a number of defined benefit retirement schemes, the obligations for which totalled £26.6 billion as at 31 December 2025.
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
Valuation of certain complex and illiquid financial instruments held at fair value
Financial assets at fair value through profit or loss
Refer to notes 2, 16, 17 and 39 in the financial statements
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
The Group holds several portfolios of level 3 illiquid investments totalling £6.1 billion, the largest of which is held within the Insurance, Pensions and Investments division, and includes loans in the commercial real estate, social housing, infrastructure, and education sectors. The valuation of these loans uses complex valuation models as they are without readily determinable market values and were valued using significant unobservable inputs, such as loan to bond premium and calibration spread that involved considerable judgement by management.
How the Critical Audit Matter was addressed in the audit
We tested the controls over the valuation of financial instruments, including controls over significant assumptions used in the valuation of these financial assets, and model review controls.

40	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part III continued
We worked with our valuation specialists in our audit of the valuation of the level 3 portfolio loans and we performed the following procedures:
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
/s/ Deloitte LLP
London, United Kingdom
13 February 2026
We have served as the Group’s auditor since 2021.

41	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part III continued
Item 19. Exhibits
A.Annual Report
The following pages from the Annual Report 2025 (see Exhibits 15.1) are incorporated by reference into this Annual Report on Form 20-F, listed in order of appearance. The content of websites and other sources, reports and materials referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

			Pages in the Annual Report 2025
Annual Report on Form 20-F section		Section in the Annual Report 2025	From	To
Part 1	Item 4.	Consolidated income statement	211
		Note 4: Segmental analysis	228	232
		Restructuring, volatility and other items	56
		Volatility arising in the Insurance business	59
		Our external environment	10	13
		Group structure and ring-fencing governance arrangements	73
Part 1	Item 5.	Our external environment	10	13
		Note 1: Basis of preparation	218
		Note 3: Critical accounting judgements and key sources of estimation uncertainty	228
		Note 19: Derivative financial instruments	269	271
		Consolidated income statement	211
		Note 6: Net fee and commission income	233	234
		Note 7: Net trading income	234
		Note 8: Insurance business (A)	235
		Note 8: Insurance business (B)	235	236
		Note 9: Other operating income	242
		Statutory results	53
		Note 10: Operating expenses	242
		Note 14: Impairment	251	252
		Note 15: Tax	252	254
		Consolidated balance sheet	213
		Capital risk	144	145
		Capital returns and Minimum requirement for own funds and eligible liabilities (MREL)	145	146
		Capital risk	147	150
		Maturities of contingent liabilities, commitments and financial guarantees (audited)	186
		Note 26: Debt securities in issue	283
		Note 37: Structured entities	292	293
		Note 29: Subordinated liabilities	285	286
		Note 18: Maturities of assets and liabilities	267	268
		Note 27: Other liabilities	283
		Note 36: Contingent liabilities, commitments and financial guarantees	291	292
		Note 4: Segmental analysis	228	232
		Sustainability review	35	49
		Climate risk	150	152
		Sustainability governance	80	81
		Risk management	138	143
		Compliance risk	152
		Conduct risk	153
		Economic crime risk	179
		Insurance underwriting risk	180
		Liquidity risk	181	186
		Market risk	187	193
		Model risk	194
		Operational risk	195	197
		Credit risk: Risk appetite	154
		Credit risk: Identification and assessment	154
		Credit risk: Management and mitigation	154	157
		Credit risk: Monitoring	157
		Credit risk: Reporting	157
		Movements in balances for the year ended 31 December 2025 (audited)	164
		Movements in balances for the year ended 31 December 2024 (audited)	165
		Concentrations of exposure (audited)	165
		Forbearance	166
		Credit quality of loans and advances to customers (audited)	166	168
		Retail UK mortgage balance movements (audited)	170
		UK mortgages product analysis (statutory basis)	171
		Interest-only UK mortgages	171

42	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part III continued

			Pages in the Annual Report 2025
Annual Report on Form 20-F section		Section in the Annual Report 2025	From	To
		Collateral held as security for Retail loans and advances to customers (audited)	172
		Other Retail lending	173
		Retail credit card balance movements (audited)	173
		Commercial Banking balance movements (audited)	175
		Collateral held as security for Commercial Banking loans and advances to customers (audited)	176
		Commercial Banking UK Real Estate	176
		Credit quality of other financial assets (audited)	177
		Collateral held as security for other financial assets (audited)	178
		Note 16: Measurement basis of financial assets and liabilities	255	256
		Liquidity risk - Analysis of 2025 term issuance (audited)	183
		Other statutory and regulatory information - Research and development activities	135
Part 1	Item 6.	Our Board	68	69
		Our Group Executive Committee	71
		Our governance structure and responsibilities	72	73
		Board activities	74	75
		Engaging with our stakeholders	76	78
		Our culture in action	79
		Sustainability governance	80	81
		Board performance	82	83
		Directors' remuneration report	98	110
		Directors' remuneration report	112	116
		Directors' remuneration report	118	133
		Note 10: Operating expenses	242
		Note 11: Share-based payments	243	245
		Note 12: Retirement benefit obligations	245	250
		Nomination and Governance Committee report	85	86
		Audit Committee report (except “Viability statement” on page 90)	88	91
		Board Risk Committee report	92	96
		Responsible Business Committee report	97
		Remuneration Committee Chair’s statement	98	102
		Remuneration Committee	105
		2023 Directors’ Remuneration Policy summary and 2025 implementation	106	107
		Service agreement and Letters of appointment	130	131
		Note 2(K): Accounting policies (Employee benefits)	223
		Directors’ share interests and share awards (audited)	114	115
		Outstanding share plan interests (audited)	114	115
		Outstanding cash awards (audited)	114	115
Part 1	Item 7.	Note 35: Related party transactions	290	291
Part 1	Item 8.	The Consolidated Financial Statements and Notes to the Consolidated Financial Statements	211	296
		Note 28: Provisions	283	285
		Note 36: Contingent liabilities, commitments and financial guarantees	291	292
Part 1	Item 11.	Market risk	187	193
		Note 39: Financial risk management	294
Part 2	Item 15.	Board responsibility, Control effectiveness review, Reviews by the Board	84
		Committees' membership role and activities	85	86
		Committees’ membership role and activities (except “Viability statement” on page 90)	88	97
		Internal control	84
		Audit Committee report (except “Viability statement” on page 90)	88	91
		Remuneration Committee	105
		UK Corporate Governance Code	67
Part 2	Item 16A.	Our Board	68	69
		Audit Committee report (except “Viability statement” on page 90)	88	91
Part 2	Item 16C.	Note 13: Auditors’ remuneration	251
		Auditor independence and remuneration, External auditor and Statutory Audit Services compliance	91
Part 2	Item 16G.	Chair's statement	66	67
		UK Corporate Governance Code	67
		Our governance structure and responsibilities	72	73
		Board activities	74	75
		Engaging with our stakeholders	76	78

43	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part III continued

			Pages in the Annual Report 2025
Annual Report on Form 20-F section		Section in the Annual Report 2025	From	To
		Our culture in action	79
		Sustainability governance	80	81
Part 3	Item 18.	The Consolidated Financial Statements and Notes to the Consolidated Financial Statements	211	296
B.The 6-K Risk Factors
The following pages from the Form 6-K filed 29 January 2026 (see Exhibit 15.2) are incorporated by reference into this Annual Report on Form
20-F. The content of websites and other sources, reports and materials referenced on these pages are not incorporated by reference into this
Annual Report on Form 20-F.

			Pages in the Form 6-K filed 29 January 2026
Annual Report on Form 20-F section		Section in the Form 6-K filed 29 January 2026	From	To
Part 1	Item 3.	Risk Factors	1	23
Part 1	Item 4.	Regulatory and Legal Risks – The Group faces risks associated with its compliance with a wide range of laws and regulations	10
		Regulatory and Legal Risks – The Group is subject to resolution planning requirements	13

44	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Part III continued
C.Exhibits

1	Articles of association of the Company[4]
2
Neither the Company nor any subsidiary is party to any single long-term debt instrument pursuant to which a total amount of securities exceeding 10%
of the Group’s total assets (on a consolidated basis) is authorised to be issued. The Company hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt issued by it or any subsidiary for which consolidated or unconsolidated financial statements are required to be filed with the SEC.

2	(d)	Description of securities registered under Section 12 of the Exchange Act.
4	(b)	(i)	Letter of appointment dated 17 April 2018 between the Company and Amanda Mackenzie[1]
		(ii)	Supplementary letter dated 3 September 2018 to the letter of appointment dated 17 April 2018 between the Company and Amanda Mackenzie[1]
		(iii)	Service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers[2]
		(iv)	Addendum to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers[3]
		(v)	Deed of variation of contract dated 22 June 2020 to the service agreement dated 15 March 2019 between Lloyds Bank plc and William Chalmers[3]
		(vi)	Letter to William Chalmers regarding his deputisation allowance and increased fixed share award for the period he assumed the acting Group Chief Executive role[4]
		(vii)	Letter of appointment dated 21 October 2019 between the Company and Sarah Legg[2]
		(viii)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 21 October 2019 between the Company and Sarah Legg[2]
		(ix)	Letter of appointment dated 22 October 2019 between the Company and Catherine Woods[3]
		(x)	Supplementary letter dated 31 October 2019 to the letter of appointment dated 22 October 2019 between the Company and Catherine Woods[3]
		(xi)	Letter of appointment dated 4 July 2020 between the Company and Robin Budenberg[3]
		(xii)	Service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn[4]
		(xiii)	Addendum to the service agreement dated 29 November 2020 between Lloyds Bank plc and Charlie Nunn[4]
		(xiv)	Letter of appointment dated 5 October 2021 between the Company and Harmeen Mehta[4]
		(xv)	Letter of appointment dated 26 July 2022 between the Company and Scott Wheway[5]
		(xvi)	Supplementary letter dated 13 September 2022 to the letter of appointment dated 26 July 2022 between the Company and Scott Wheway[5]
		(xvii)	Letter of appointment dated 11 October 2022 between the Company and Cathy Turner[5]
		(xviii)	Letter of appointment dated 29 July 2024 between the Company and Nathan Bostock[6]
		(xix)	Letter of appointment dated 11 June 2025 between the Company and Chris Vogelzang
8.1		List of subsidiaries, their jurisdiction of incorporation and the names under which they conduct business
11.1		Dealing Policy for Directors, GEC Members and GEC Attendees
11.2		Code of Ethics and Responsibility[6]
12.1		Certification of Charlie Nunn filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
12.2		Certification of William Chalmers filed pursuant to 17 CFR 240.13a-14(a) and 15 U.S.C. 7241
13.1		Certification of Charlie Nunn and William Chalmers furnished pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C. 1350
15.1		The Annual Report 2025[7]
15.2		The 6-K Risk Factors[8]
15.3		Consent of Deloitte LLP
97		Lloyds Banking Group plc’s Performance Adjustment Policy[9]
101		Interactive Data File
104		Cover Page Interactive Data File

[1]	Previously filed with the SEC on the Company’s Form 20-F filed 25 February 2019.
[2]	Previously filed with the SEC on the Company’s Form 20-F filed 25 February 2020.
[3]	Previously filed with the SEC on the Company’s Form 20-F filed 26 February 2021.
[4]	Previously filed with the SEC on the Company’s Form 20-F filed 28 February 2022.
[5]	Previously filed with the SEC on the Company’s Form 20-F filed 24 February 2023.
[6]	Previously filed with the SEC on the Company’s Form 20-F filed 20 February 2025.
[7]
Filed together with this Annual Report on Form 20-F. Certain of the information included within Exhibit 15.1, which is provided pursuant to Rule
12b-23(a)(3) of the Exchange Act, is incorporated by reference in this Annual Report on Form 20-F, as specified elsewhere in this Annual Report on
Form 20-F. With the exception of the items and pages so specified, Exhibit 15.1 is not deemed to be filed as part of this Annual Report on Form 20-F.

[8]	Previously filed with the SEC on the Company’s Form 6-K filed 29 January 2026.
[9]	Previously filed with the SEC on the Company’s Form 20-F filed 22 February 2024.

45	Lloyds Banking Group plc Annual Report on Form 20-F 2025
Signature
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Lloyds Banking Group plc
By:	/s/ William Chalmers

Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	13 February 2026